Form 20-F
period 2002-12-31
AVENTIS
filed 2003-03-11
CIK 807198

Use these links to rapidly review the document
TABLE OF CONTENTS
Item 18. Consolidated Financial Statements
EXHIBIT INDEX

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 1-18378

Aventis
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant's name into English)	Republic of France (Jurisdiction of incorporation or organization)

67917 Strasbourg cedex 9
France
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share nominal value € 3.82 per share	New York Stock Exchange
Ordinary Shares, nominal value € 3.82 per share*	New York Stock Exchange
Guarantee of 8 1/8% Cumulative Preference Shares of Aventis Overseas Ltd	New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

        American Depositary Shares, each representing one quarter of a Participating Share Series A par value € 70.89 per share.**

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(*)
Listed not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(**)
The American Depositary Shares representing Participating Shares Series A were removed from listing and registration on the New York Stock Exchange effective July 31, 1995.

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        Ordinary Shares, nominal value € 3.82 per Share: 799,474,490

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                        No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                        Item 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Since January 1, 1999, we have published our Consolidated Financial Statements in euros. For periods prior to January 1, 1999, our Consolidated Financial Statements were originally prepared in French francs and subsequently translated into euro amounts at the fixed legal rate of € 1.00 = FF 6.55957. Our business combination partner Hoechst has also published its consolidated financial statements in euros since January 1, 1999. For periods prior to January 1, 1999, Hoechst's consolidated financial statements were originally prepared in German marks and subsequently translated into euro amounts at the fixed legal rate of € 1.00 = DM 1.95583. Solely for the convenience of the reader, this Annual Report contains translations of certain French franc, German mark and euro amounts into U.S. dollars at specified rates. We do not represent that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. You should also not construe such translations to mean that translated euro amounts relating to the respective financial statements of Aventis and Hoechst for periods prior to January 1, 1999 are directly comparable.

        Unless otherwise stated, the translations into dollars have been made at the rate of € 1.00 = $1.0485, the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002. See "Exchange Rate Information" for information regarding the French franc/U.S. dollar exchange rate from January 1, 1998, to December 31, 1998, and the euro/U.S. dollar exchange rate since January 1, 1999.

        Unless otherwise indicated, the financial information relating to Aventis contained in this Annual Report has been prepared in accordance with accounting principles generally accepted in France (commonly known as French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (commonly known as U.S. GAAP). See Note 34 to the Aventis Consolidated Financial Statements in this Annual Report for the years ended December 31, 2002, 2001 and 2000 included as part of Item 18 of this Annual Report for a description of the principal differences between French GAAP and U.S. GAAP as they relate to Aventis and its consolidated subsidiaries as well as a reconciliation to U.S. GAAP of net income and stockholders' equity.

        Unless the context requires otherwise (i) "Aventis" or "We" refers, for period prior to December 15, 1999, to Rhône-Poulenc and to Aventis and its consolidated subsidiaries for all periods beginning or subsequent to December 15, 1999, (ii) all references to Hoechst include Hoechst AG and its consolidated subsidiaries as of the relevant date, (iii) all references to "United States" or "U.S." are to the United States of America, references to "dollars" or "$" are to the currency of the United States. References to "France" are to the Republic of France and references to "French francs," "francs" or "FF" are to the currency of France prior to January 1, 1999. References to "euros" and "€" are to the currency of the 11 European Union member states (including France and Germany) participating in European Monetary Union.

        Social and environmental information included in the Management Board report to be presented to the 2003 Annual General Meeting, in accordance with French Commercial Law, are presented in the Aventis Sustainability Report for 2002, which we have included as Exhibit 99.1 to the present 2002 Aventis Annual Report on Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The statements contained in this Annual Report that are not historical facts, including, without limitation, statements regarding management's expectations, targets or intentions, including for sales, earnings, earnings per share and synergies, constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Act of 1995, and are based on the current expectations and estimates of Aventis management. Investors are cautioned that such forward-looking statements involve risks and uncertainties, and that actual results may differ materially. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to:

    •
    failure to achieve sales goals due to competition or market acceptance of our products;

    •
    successful introduction of generic competitors to any of our strategic brands;

    •
    unexpected negative results from research and development or clinical trials of current product candidates;

    •
    failure to obtain new product and therapeutic-indication regulatory approvals;

    •
    failure to realize announced integration synergies due to labor, political or other issues;

    •
    unfavorable exchange rate movements, particularly between the U.S. dollar and the euro;

i

    •
    failure of holders of our exchangeable debt to exercise their exchange rights for shares of Clariant;

    •
    delay in, or failure to achieve expected levels of net proceeds from, sales of assets;

    •
    introduction of new or revised regulations or requirements pertaining to product approval, product safety, environmental protection or manufacturing processes;

    •
    patent protection that proves ineffective;

    •
    unexpected litigation costs or liabilities; and

    •
    other risks and uncertainties that are difficult to predict.

        See "Item 3. Key Information—Risk Factors" for further information regarding risks and uncertainties that could cause actual results to differ materially from these forward-looking statements.

USE OF BRAND NAMES IN THIS REPORT

        Brand names appearing in italics throughout this Annual Report are trademarks of Aventis and/or its affiliates, with the exception of:

    —
    trademarks used or that may be used under license by Aventis and/or its affiliates, such as Actonel and Optinate, trademarks of the Group Procter & Gamble Pharmaceuticals, Alvesco, a trademark of the Group Altana Pharma AG, Benet, a trademark of the Group Takeda Chemical Industries Ltd, Campto, a trademark of the Group Kabushiki Kaisha Yakult Honsha, Copaxone, a trademark of the Group Teva Pharmaceutical Industries, Dexlipotam, a trademark of the Group Viatris GmbH & Co. KG, DiaPep277, a trademark of Peptor Ltd, Exubera, a trademark of the Group Pfizer Products Inc., Genasense, a trademark of Genta Inc, Picovir, a trademark of the Group Sanofi-Synthelabo, Tavanic, a trademark of the Group Daiichi Pharmaceutical Co. Ltd., Stamaril and Mutagrip, trademarks of Institut Pasteur.

    —
    trademarks sold by Aventis and/or its affiliates, such as Cardizem, a trademark of the Group Biovail only in the USA, Ionamin, a trademark of the Group Medeva Pharmaceutical Manufacturers Inc. except in Canada and Spain, SeedLink and StarLink, trademarks of the Group Bayer AG, Synercid, a trademark of King Pharmaceuticals.

    —
    Arixtra, a trademark of Sanofi-Synthélabo, Cipro in the U.S. and Kogenate, trademarks of Bayer AG, Claritin, a trademark of Schering Corporation, Ivomec, Eprinex, Frontline, trademarks of Merial and Hexavac, Neorabies, Revaxis/Repevax, Tetravac and Viatim, trademarks of Aventis Pasteur MSD.

TABLE OF CONTENTS

Items(*)
Item 3	Key Information
Selected Financial Data
Exchange Rate Information
Risk Factors
Item 4	Information on the Company
General
Business Overview
Organizational Structure
Major Business Developments in 2002
Key Marketed Products
Research and Development
Pipeline
Geographic Markets
Marketing and Distribution
Property, Plant and Equipment
Non-Core Businesses
Item 5	Operating and Financial Review and Prospects
Results of Operations: 2002 compared to 2001
Results of Operations: 2001 compared to 2000
Other Material Financial Elements
Item 6	Directors, Senior Management and Employees
Item 7	Major Shareholders and Related-Party Transactions
Item 8	Financial Information
Item 9	The Offer and Listing
Markets
Trading Practices and Procedures
Item 10	Additional Information
Share Capital and By-Laws
Taxation
Fees Paid to Auditors
Item 11	Quantitative and Qualitative Disclosure about Market Risk
Item 15	Controls and Procedures
Item 18	Consolidated Financial Statements
Item 19	Exhibits

(*)
Items 1, 2, 12, 16 and 17 are not required for this annual report on Form 20-F. Items 13 and 14 are not applicable to Aventis for the period covered by this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The tables below set forth selected consolidated financial data for Aventis (Rhône-Poulenc for periods prior to December 15, 1999) for each of the five years during the period ended December 31, 2002, prepared in accordance with generally accepted accounting principles in France. These financial data are derived from the Aventis Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent auditors. The selected consolidated financial data for 2000, 2001 and 2002 should be read in conjunction with the Aventis Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See "Item 18. Financial Statements" for further information.

        The generally accepted accounting principles in France (known as French GAAP) as applied by Aventis differ in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of the principal differences as they relate to Aventis, and a reconciliation of net income and total stockholders' equity for the three years ended December 31, 2002, 2001 and 2000 to U.S. GAAP, see Note 34 to the Aventis Consolidated Financial Statements included in this Annual Report in "Item 18. Financial Statements."

Aventis Selected Consolidated Financial Data

	For the year ended and as of December 31,
	2002(1)	2002	2001	2000	1999(2)	1998(2)(3)
	$	€	€	€	€	€
	(in millions, except for the number of ordinary shares, which is in thousands, and the per share data)
Income statement data:
Net sales	21,622	20,622	22,941	22,304	12,598	13,232
Operating income (loss)	2,967	2,830	3,639	617	(544)	969
Income (loss) before taxes and minority interests	3,871	3,692	2,886	(25)	(823)	1,138
Provision for income taxes	(1,499)	(1,430)	(1,111)	(60)	42	(343)
Minority interests	(90)	(86)	(142)	(85)	(70)	(9)
Net income (loss) before preferred remuneration	2,282	2,176	1,633	(29)	(851)	786
Preferred remuneration(4)	(89)	(85)	(128)	(118)	(119)	(142)
Net income available for distribution to common shareholders or (loss)(5)	2,192	2,091	1,505	(147)	(970)	644
Basic earnings (loss) per ordinary share	2.77	2.64	1.91	(0.19)	(2.49)	1.75
Diluted earnings (loss) per ordinary share	2.74	2.61	1.89	(0.19)	(2.49)	1.72
Dividend per ordinary share(6)			0.58	0.50	0.45	0.60
Average number of ordinary shares outstanding	793,412	793,412	787,554	780,546	390,148	367,752

Balance sheet data:
Working capital(7)	(872)	(832)	(1,154)	(1,099)	(2,913)	(776)
Property, plant and equipment, net	4,671	4,455	5,740	7,498	7,496	5,339
Total assets	32,580	31,073	39,234	42,183	41,578	24,318
Long-term debt(8)	1,874	1,787	4,652	8,216	6,437	3,868
Other long-term liabilities	7,326	6,987	7,225	6,994	5,944	2,642
Net debt(9)	3,619	3,452	9,195	13,133	12,270	6,172
Minority interests in net assets of consolidated subsidiaries	167	159	913	1,029	1,460	1,028
Amortizable preferred securities	93	89	200	272	325	339
Stockholders' equity	11,885	11,335	12,021	10,561	10,371	7,750
Capital stock(10)	4,088	3,899	3,917	3,880	3,869	2,659
Other operating data:
Capital expenditures	1,049	1,000	1,245	1,570	746	776
Research and development expenses	3,586	3,420	3,481	3,479	1,475	1,276

(1)
Dollar amounts provided for convenience only and are translated at the Noon Buying Rate in effect on December 31, 2002 (€ 1.00 = $ 1.0485).
(2)
The Aventis consolidated Financial Statements consolidate Hoechst from December 15, 1999. The Aventis Consolidated Financial Statements for 1998 do not consolidate any contributions from Hoechst.
(3)
Euro amounts for dates and periods prior to January 1, 1999, are translated at the rate set on January 1, 1999, of € 1.00 = FF 6.55957.
(4)
Preferred remunerations consist of payments with respect to (a) Preferred Shares Series A, (b) Amortizable Preferred Securities, (c) Participating Shares Series A and (d) Capital Equity Notes.
(5)
Common shares consist of Ordinary Shares "A" and the Preferred Shares "B". In 1998, Rhône-Poulenc converted all 926,820 issued Preferred Shares "B" into Ordinary Shares "A" on a one-to-one basis.
(6)
The dividend for 2002 will be proposed at the Annual General Meeting in April 2003 and is subject to approval by shareholders.
(7)
Working capital is defined as total current assets minus total current liabilities.
(8)
Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.
(9)
Net debt is defined as bank overdrafts, current portion of long-term debt, short-term and long-term borrowings minus cash, short-term deposits and marketable securities.
(10)
Consisting of ordinary shares, capital equity notes, preference shares and participating shares. See Note 10 to the Aventis Consolidated Financial Statements included in this Annual Report.

Exchange Rate Information

        Under the provisions of the Treaty on European Monetary Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 11 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. Greece joined the EMU in January 2001. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998, at € 1.00 = FF 6.55957.

        For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of € 1.00 = $ 1.0485, the Noon Buying Rate for the euro on December 31, 2002. The "Noon Buying Rate" is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (ADSs) on the New York Stock Exchange and the U.S. dollar value of any dividends we may declare.

        Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar with respect to financial information prior to this date discussed in this Annual Report. Our reporting currency during those periods was the French franc. The following table shows the French franc/U.S. dollar exchange rate for 1997 and 1998 based on the Noon Buying Rate expressed in French francs per U.S. dollar, and the euro/U.S. dollar exchange rate for 1999 through February 2003 based on the Noon Buying Rate expressed in euros per U.S. dollar.

Selected Exchange Rate Information

	Period-end rate	Average rate(1)	High	Low
Month
Euro/U.S. dollar(2)
February 2003	€0.93	€0.93	€0.93	€0.92
January 2003	0.93	0.94	0.97	0.92
December 2002	0.95	0.98	1.01	0.95
November 2002	1.01	1.00	1.01	0.99
October 2002	1.01	1.02	1.03	1.01
September 2002	1.01	1.02	1.03	1.00
Year
Euro/U.S. dollar(2)
2002	€0.95	€1.06	€1.16	€0.95
2001	1.12	1.12	1.19	1.05
2000	1.07	1.09	1.21	0.97
1999	0.99	0.94	1.00	0.85
French franc/U.S. dollar
1998	FF5.60	FF5.90	FF6.21	FF5.39

(1)
The average rate of the Noon Buying rate for French francs or euros, as the case may be, on the last business day of each month during the relevant period.
(2)
Originally published as U.S. dollar/euro.

Risk Factors

        Important factors that could cause actual results to differ materially from our expectations are disclosed in this Annual Report, including without limitation those described under "Cautionary Statement Regarding Forward-Looking Statements" and the following risk factors.

  Risks Related to our Business

If research and development does not yield new products that achieve commercial success, we will not realize our business growth expectations.

        Like other major pharmaceutical companies, we devote substantial resources to research and development with the goal of maintaining a continuous flow of innovative products through our research and development pipeline to marketing approval. For a number of reasons, however, including the lengthy product development process, technological challenges, and intense competition, we cannot assure you that any of our products currently under development, or for which we may begin the development process, will be marketed and achieve substantial commercial success. For example, the process of developing a pharmaceutical product from discovery through testing, registration and initial product launch typically takes more than ten years and is conducted in several phases. During each such phase there is a substantial risk that the product will not perform according to our expectations, resulting in our abandonment of a product in which we have invested substantial resources. If we are not able to maintain a continuous flow of successful new products to replace sales that are lost as older products approach the end of their commercial life cycles or are displaced by competing products or therapies, we will not be able to maintain our current levels of sales or operating results.

Patent protection may prove ineffective. Loss of effective patent protection on one or more products could result in lost sales to competing products and negatively affect our sales and operating results.

        We own, have applied for, or are licensed under, numerous patents relating to our products. During the period in which a brand-name pharmaceutical product's active ingredient is subject to patent protection and any applicable period of regulatory exclusivity, the product may be subject to competition only from alternative therapies and alternative products using different active ingredients. Following expiration of patent protection for the active ingredient, however, a brand-name product is likely to face additional competition through the entry into the market of "generic" products containing the same active ingredient. In the United States, if such a product demonstrates "bioequivalence," or the ability to maintain blood levels of active ingredient equivalent to the brand-name product, it may be approved for marketing without the extensive development efforts and testing required for the original brand-name product, and thus without substantial barriers to market entry. The entry of a generic product into the market typically is followed by a substantial decline in the brand-name product's market share and sales revenues. The extent to which generic competition can be expected to affect sales and margins of the original brand-name product in a given market depends on such factors as whether demand for the therapy will support multiple producers, the time and expense involved in obtaining marketing approval for the generic, the relative ease or difficulty of manufacturing the product, and the ability of the brand-name product's manufacturer to develop new or different patented formulations with substantially improved characteristics, such as ease of administration.

        In the pharmaceutical industry, patent expirations may affect even relatively recently approved drugs, the active ingredients of which may have been discovered and patented long before the discovery and approval of their use for specific therapeutic indications. However, in addition to patents covering the active ingredient, our pharmaceutical products may be protected by other patents, including those covering different formulations used in treatment, specific methods of manufacture, methods of administration, and specific indications of use. Until their expiration, such patents may provide varying degrees of protection for a drug beyond the expiration of patents covering only its active ingredients, for example if an active ingredient or finished product is particularly difficult to manufacture or if more appealing formulations or methods of administration provide advantages over generic competitors. However, there can be no assurance that competitors will not be able to "design around" such patents, develop alternative methods of manufacture, or create non-infringing formulations that are at least as appealing.

        Sales and profitability of our patented products also may be adversely affected if any claims of a relevant patent are determined to be invalid, unassertable, or unenforceable, or if competing products are introduced that are therapeutically similar but that do not infringe our products' patents. If any such situation affected one of our best-selling products, it could have a substantial negative effect on our operating results, financial position and cash flows. Patent litigation is subject to substantial uncertainty, and there is no assurance that any of the patents relating to our products, if challenged, will be found valid and enforceable in any or all respects. In addition, when we sue to enforce our patents, the defendants may assert counterclaims under antitrust or other laws, which could result in judgments against us for damages, including treble damages, that could have a material adverse effect on our operating results, financial position, and cash flows.

        The extent of patent protection also varies from country to country. In some countries, patent protection is significantly weaker than in the United States or the European Union. In particular, some countries may facilitate competition within their markets by requiring us to grant compulsory licenses to others to manufacture or distribute generic versions of our patented products in their countries, by permitting others to manufacture or distribute generic versions of our products in violation of our patent rights, or by having ineffective patent enforcement mechanisms.

        In the United States, the effectiveness of patent protection for prescription drugs (other than biologicals) is significantly influenced by the Hatch-Waxman Act of 1984, which provides that a newly approved drug or indication will receive a statutory period of marketing exclusivity (five years for a new drug and three years for a new indication for an existing drug) during which the U.S. Food and Drug Administration ("FDA") will not grant marketing approval to generic competitors, even in the absence of patent protection on the original product. The same Act, however, has greatly accelerated the approval process for generic competitors using the same active ingredients once the statutory exclusivity (also referred to as "data exclusivity") has expired and may actually encourage more aggressive legal challenges to the patent protection of brand-name products. In recent years, legislators and interest groups have made various proposals to amend the Hatch-Waxman Act to accelerate further the marketing of generic versions of brand-name pharmaceutical products. Should any such proposal be enacted into law, it could reduce the effectiveness of patent and regulatory protection afforded by current law and have a substantial negative effect on sales of our affected products.

        Our pharmaceutical products are subject to the limitations of patent protection and Hatch-Waxman exclusivity described above and may be subject to increased risk of competition from generics approved under the FDA's accelerated approval process thereafter. Loss of effective patent protection on one or more of our products could lead to significant losses of sales and negatively affect our future operating results. Currently, we are involved in litigation challenging the effectiveness of patents related to a number of products, and challenges to other products may be expected in the future. See "Item 4. Information on the Company — Marketing and Distribution — Intellectual Property" for a description of the U.S. patent and "data exclusivity" coverage of our principal products, including expected expirations for some strategic brands, and "Item 8. Financial Information — Information on Legal or Arbitration Proceedings" for a description of patent litigation relating to Allegra, a seasonal allergy drug and our top-selling product, and Rilutek, for the treatment of amyotrophic lateral sclerosis.

Claims of patent infringement against us may subject certain products to uncertainty, which could adversely affect our prospects for growth and negatively affect our operating results.

        In the course of discovering and developing new products or new indications, new formulations, and new methods of administration or other innovations, we may be subject to claims from third parties that we have infringed one or more of their patents. These claims may result in prolonged litigation, usually involving complex questions such as whether specific processes or materials may in fact be validly patented, whether the patents in question were validly granted, whether the individual claims of valid patents are enforceable, and whether the challenged product infringes enforceable claims of any valid patents. Defending such litigation is costly, and if a final judgment of infringement is rendered against us, we could be required to pay substantial money damages and/or become subject to substantial limitations or prohibitions regarding our rights to market or otherwise make use of a disputed product. Patent infringement claims may prevent or, even if successfully defended, substantially delay the approval and launch of products in our pipeline, which could adversely affect our ability to maintain revenue at current levels and our prospects for growth.

Changes in marketing status or competitive environment of Allegra or other strategic brands could adversely affect our operating results.

        Allegra, our biggest-selling product in 2002 accounting for approximately 10% and 11.5% of net sales of Aventis and the core pharmaceutical business respectively, may face competition from lower-priced generic or over-the-counter ("OTC") versions of Allegra as patent and regulatory exclusivity expire, as well as from generic or OTC versions of competitors' products. OTC and generic drugs generally are priced significantly lower than brand-name prescription drugs. If Allegra or any of its principal competitors were to be sold as generic products or switched to OTC status, Allegra could face substantial additional competitive pressures, which could have a substantial, and possibly rapid, negative effect on our operating results. The U.S. patent covering the active ingredient in Allegra has expired. U.S. regulatory exclusivity for Allegra tablet formulations expires in the third quarter of 2003.

        In May 2001, a majority of the members of an FDA joint Advisory Committee recommended that Allegra and two competing drugs be "switched" from prescription to OTC status as requested in a citizen's petition filed by certain managed care organizations. The FDA has not publicly acted on the citizen's petition, and it is not possible to predict what action, if any, the FDA might take. However, in November 2002, the FDA approved a change from prescription to OTC status for one of these competing drugs, Claritin, at the request of its maker, and marketing of OTC versions of Claritin has begun. In addition, Aventis has been notified that five generic pharmaceutical companies are seeking FDA approval to market generic versions of Allegra products in the U.S. Aventis has filed patent infringement lawsuits against three of these companies, and is considering its legal options with respect to the others. See "Item 4. Information on the Company — Marketing and Distribution — Intellectual Property" and "Item 8. Financial Information — Information on Legal or Arbitration Proceedings — Allegra Marketing Status" for further information.

        Arava, which accounted for net sales of € 271 million in 2002, is the subject of a citizen's petition submitted to the FDA in March 2002, by Public Citizen, a U.S. advocacy organization, seeking removal of Arava from the market due to alleged serious side effects, primarily rare adverse liver events. Although cases of adverse events, including serious events, have been reported during treatment with Arava, many patients with rheumatoid arthritis take multiple drugs and have other serious medical conditions, which make it difficult to assess causality. The labeling for Arava has warned of the potential for adverse liver events for some time, and recommends periodic liver enzyme monitoring. We believe that Arava is safe and effective when used as directed. Nevertheless, if the FDA grants the petition, it could have a significant negative effect on our product sales. In March 2003, an FDA advisory committee that reviewed the safety profile of Arava agreed unanimously that Arava has a positive benefit-risk profile for its current indications.

        Other strategic brands, including Lovenox, Taxotere and Delix/Tritace, also may be subject to generic competition in the future. See "Item 4. Information on the Company — Marketing and Distribution — Intellectual Property" and "Item 5. Operating and Financial Review and Prospects — Aventis Core Business Financial Information and Analysis for 2002 and 2001" for further information.

Our planned dispositions of non-core businesses may not allow us to reduce debt and reposition Aventis in the time frame currently envisaged.

        A major component of our strategy to position Aventis as a pure pharmaceutical group involves the divestment of our remaining non-core and industrial activities, principally Aventis Behring and our remaining interests in Rhodia S.A. and Wacker-Chemie GmbH ("Wacker"). In 2002, we completed the sale of our stake in Aventis CropScience to Bayer AG and the sale of our animal nutrition business to CVC Capital Partners. In December 2000, we agreed to sell our stake in Wacker-Chemie GmbH to the Wacker family in two stages. The first stage was carried out in January 2001. We are currently attempting to reach agreement with the purchasers concerning the terms and the timing of the second stage of the transaction. However, we cannot assure you that the transaction will be consummated, or that it will be consummated on the terms or in the time frame currently envisaged. If the sale is not ultimately consummated, we can give no assurance as to the timing or financial terms of our disposal of our remaining interest in Wacker in later transactions. A reduction, or delay in the realization, of the related proceeds would delay our current debt reduction plans, prolong the period for which we consolidate the results of Wacker with those of our core business, and delay the repositioning of Aventis as a pure pharmaceutical group. We can also give no assurances as to the timing or financial terms of the disposal of our other remaining non-core businesses.

Use of biologically derived ingredients may face consumer resistance, which could negatively affect sales and cause us to incur substantial costs.

        In line with industry practice, we manufacture our therapeutic proteins, vaccines and many of our prescription pharmaceutical products with ingredients derived from human, animal or plant tissue. Most of these products cannot be made economically, if at all, with synthetic ingredients. We subject our products incorporating these ingredients to extensive tests and believe them to be safe. There have been instances in the past where the use of biologically derived ingredients by Aventis or our competitors has been alleged to be an actual or theoretical source of harm, including infection or allergic reaction. Such allegations have on occasion led to damage claims and increased consumer resistance to such ingredients generally.

A substantial claim of harm caused by a product incorporating biologically derived ingredients may lead us to incur potentially substantial costs as a result of, among other things, litigation of claims, product recalls, adoption of additional safety measures, manufacturing delays, investment in consumer education, and development of synthetic substitutes for ingredients of biological origin. Such claims also could further increase consumer resistance, with a corresponding negative effect on sales.

Substantial product liability claims, if successful, could negatively affect financial results.

        Pharmaceutical companies historically have been subject to large claims for damages allegedly resulting from the use of their products. We are involved in litigation relating to a number of such claims. Awards of damages, settlement amounts, and fees and expenses resulting from such product liability claims, to the extent not covered by insurance, could have a material adverse effect on the operating results, cash flows and financial position of Aventis. See "Item 8. Financial Information — Information on Legal or Arbitration Proceedings" for further information on product liability claims involving Aventis.

Aventis may be responsible for any liabilities arising out of litigation and investigations by governmental authorities regarding antitrust and/or pricing and marketing practices.

        Aventis and certain of its subsidiaries are under investigation by various government entities, and are defendants in a number of lawsuits, relating to antitrust and/or pricing and marketing practices, including an investigation of alleged underpayment of rebates to U.S. federal health programs. Because many of these cases allege substantial unquantified damages, including treble damages, and seek significant punitive damages and penalties, it is possible that any final determination of liability could be material to the financial position, results of operations and cash flows of Aventis. It also is possible, in the worst case, that an adverse determination in the U.S. could result in Aventis' disqualification from participating in U.S. federal health programs.

        For further information regarding these matters, see "Item 8. Financial Information — Information on Legal or Arbitration Proceedings — Cardizem Antitrust Litigation," "— Cipro Litigation," "— Pharmaceutical Industry Antitrust Litigation," "— Brazilian Antitrust Claims," "— Vitamin Antitrust Litigation," "Methionine Antitrust Litigation," "— Government Investigations — Pricing and Marketing Practices" and "— Class Action Suits — Pricing and Marketing Practices."

Aventis has agreed to retain liability for claims concerning Aventis CropScience and StarLink corn, which could negatively affect our financial results and corporate image.

        As a result of reports that traces of the Cry9C protein associated with StarLink corn were discovered in products intended for human consumption, Aventis' former subsidiary Aventis CropScience has received claims and demands for indemnification and reimbursement of expenses and lost profits from growers, grain handlers, processors and food companies. In addition, in the United States a number of lawsuits – including several putative class actions – have been filed against Aventis CropScience, its affiliates and other defendants, asserting claims for compensatory damages and punitive damages relating to StarLink corn. See "Item 8. Financial Information — Information on Legal or Arbitration Proceedings — The StarLink Litigation" for more information regarding StarLink. In connection with the sale of Aventis CropScience to Bayer AG, Aventis agreed to retain all liability arising out of the StarLink situation, as well as the responsibility for managing and resolving all associated issues.

Aventis will be exposed to potential environmental liabilities related to its current and former businesses and facilities.

        We are exposed to potential environmental liabilities related both to our current and former businesses and facilities, including our former industrial businesses. Aventis and its subsidiaries have environmental liabilities at some currently or formerly owned, leased and third-party sites, including sites in the United States. Some Aventis subsidiaries have been named as "potentially responsible parties" or the equivalent under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as "Superfund"), and similar statutes in the United States and elsewhere. As a matter of statutory or contractual obligation, Aventis and/or its subsidiaries will retain responsibility for certain environmental liabilities at its current sites and at some of the sites Aventis and its subsidiaries demerged, divested or may divest. There may also be environmental damage caused by our activities, including damage of which we currently are not aware. Environmental obligations, including the remediation of contaminated sites that may be required under environmental laws of various jurisdictions, could significantly negatively affect our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. In addition, environmental, safety and health laws and enforcement policies implemented in the future could create or increase liabilities related to our activities, including past activities undertaken by Aventis in compliance with then-current laws and regulations. Compliance with such laws could result in significant expenses and liabilities that could negatively affect our business and operating results.

Provisions for potential litigation and environmental liabilities may prove inadequate.

        Aventis establishes provisions to cover potential costs and liability related to certain litigation and environmental matters. We believe that such provisions (together with insurance proceeds in cases where our liability would be covered by insurance) are reasonably adequate to cover substantially all costs and damages against us in such cases, based on current facts and circumstances, our prior experience with similar matters, the number of claims, and the anticipated cost of administering, defending and, in some cases, settling such claims. Such provisions are reviewed regularly for adequacy, and may be revised if we believe that developments make it appropriate. Our provisions depend on our assumptions concerning the probability of loss and our ability to estimate likely damages. Additionally, even risks correctly assessed as remote may in fact materialize and cause substantial harm. As a result, we cannot assure you that our litigation and environmental provisions will be adequate or that we will fully recover claims under our insurance policies in connection with such matters.

Fluctuations in exchange rates, including significant devaluations, may affect our operating results and the value of our assets located outside of the euro zone.

        A substantial portion of our sales and costs are denominated in currencies other than the euro, our reporting currency. As a result, fluctuations between the value of the euro and other major currencies, in particular the U.S. dollar, the British pound and the Japanese yen, affect the operating results of Aventis. These effects might result from changes in the euro value of transactions effected in other currencies, or they could result from the fact that income and expense items related to a particular transaction or activity are denominated in different currencies.

  Risks Related to our Industry

Aventis faces intense competition and regulatory controls that may affect our ability to bring new products to market or limit or reduce the profitability of new or current products.

        The principal markets for the pharmaceutical products of Aventis are the countries of the European Union and the United States, with the Asia-Pacific region, in particular Japan, and Latin America representing most of the remaining sales. These markets are highly competitive and subject to demanding regulatory controls.

        Intense competition.    Aventis faces a highly competitive global environment characterized by intense competition from competitors' brand-name prescription products, lower-cost generic prescription products, and OTC products. Our principal competitors are major international corporations with substantial resources, whose research and development efforts may be better funded or more effective than ours, or whose products may be more effective or more effectively marketed and sold than our products. As new products enter the market and patent protection expires, our products may become obsolete or no longer price competitive. In recent years, the pharmaceutical industry has consolidated substantially as competitors seek to strengthen their market positions and respond to evolving market conditions. Competitive pricing and alternative products offered by competitors of Aventis can limit or reduce the market penetration and profitability of existing products and new products.

        Regulatory controls.    Like other pharmaceutical companies, Aventis must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of its products. For example, we must obtain and maintain an authorization from applicable regulatory authorities in order to market a pharmaceutical product in a particular jurisdiction or to manufacture it in a particular plant. In our principal markets, the process of obtaining such authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our ability to obtain marketing authorization for a product or to successfully market or continue marketing a product once approved.

        Price controls.    In addition to normal price competition in the marketplace, pharmaceutical product prices are subject to a variety of government controls or pressure in many markets, which can limit our sales revenues and reduce the resources that are available for purposes such as research and development.

Price controls for pharmaceutical products may arise from formal government intervention or because governments or major healthcare providers in a particular market are able to exert substantial pressure on prices. Price controls operate differently in different countries and can cause wide variations in prices between markets, limiting the financial benefits of growth and the introduction of new products in certain markets.

        Currently in the United States, there is substantial pressure for Congress to add an outpatient prescription drug benefit to current Medicare coverage. If any such benefit is enacted, the U.S. government could use its substantial purchasing power to obtain discounts from pharmaceutical companies, thereby creating de facto price controls. In Europe, many governments advocate price controls on prescription drugs as a way to curb increasing healthcare costs. In Japan, governmental price cut rounds generally are introduced biannually. Many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic drugs for more expensive brand-name pharmaceuticals. In the U.S., generic substitution statutes have been enacted by virtually all states and permit or require dispensing pharmacists to substitute less expensive generic drugs for brand-name drugs. We cannot assure you that price controls and pressures on pricing will not have a substantial negative effect on our future profitability. See "Item 4. Information on the Company — Regulation" for further discussion of regulatory and price issues affecting Aventis.

Adverse treatment events may affect the marketing of approved and successfully marketed products

        After a product is approved and marketed successfully, it may be subject to regulatory action based on newly discovered facts about the safety or effectiveness of the product. Regulations in the U.S., the European Union, and other countries require that pharmaceutical companies and health care providers report to regulatory authorities any adverse treatment events associated with the use of marketed pharmaceuticals products. Regulatory reaction to such reports may adversely affect the marketing of a product. Among other things, regulators may require changes in a product's labeling to limit its use, or even withdraw regulatory approval for the product. Depending on the product involved, any such action could have a substantial negative impact on our sales and financial results.

  Risks Related to our Shares and ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

        Our American Depositary Shares ("ADSs") trade on the New York Stock Exchange in U.S. dollars. Since the principal trading market for the shares underlying the ADSs is the Premier Marché of the Paris-based stock exchange Euronext Paris, where the shares trade in euros, the value of the ADSs will be affected by fluctuations in the U.S. dollar/euro exchange rate. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade may decrease. In addition, since any dividends that we may declare will be denominated in euros, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See "— Exchange Rate Information" above for further information. If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

Holders of ADSs may not be able to exercise preemptive rights attached to shares underlying ADSs.

        Under French law, shareholders have preemptive rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting of shareholders. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Premier Marché. U.S. holders of ADSs may not be able to exercise the preemptive rights attached to the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights and the related shares or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, Citibank N.A., as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, the interest of ADS holders in Aventis will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than Ordinary Shares.

        Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

    •
    In the event of a dividend or other distribution, if currency exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

    •
    In order to vote at shareholder meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders meeting into a blocked account established for that purpose by the depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

    •
    ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary's offices to inspect any reports issued.

    •
    We and the depositary may amend or terminate the deposit agreement without the consent of ADS holders in a manner that could prejudice ADS holders.

Item 4.    Information on the Company

General

        Aventis is a stock corporation (société anonyme) organized under French Commercial Law. According to our by-laws, our corporate existence shall run through July 17, 2030 except in the event of earlier dissolution or extension by our shareholders. Formed in December 1999 through the business combination of former pharmaceutical-chemical conglomerates Hoechst of Germany and Rhône-Poulenc of France, Aventis today is a major pharmaceutical industry player that discovers, develops, manufactures and commercializes prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes, respiratory/allergy, as well as human vaccines.

        Our registered office is at 67917 Strasbourg, France, cedex 9, our telephone number is +33 388 99 11 00. Our principal U.S. office is Aventis Pharmaceuticals Inc., 300 Somerset Corporate Boulevard, Bridgewater, NJ 08807-2854. Other principal operating subsidiaries include: Aventis Pharma S.A. in Antony, France, Aventis Pharma Deutschland GmbH in Bad Soden, Germany, and Aventis Pharma Ltd. in Tokyo, Japan. Our global human vaccines business Aventis Pasteur, is headquartered in Lyon, France. In western Europe, commercial operations of the human vaccines business are conducted by Aventis Pasteur MSD, a 50-50 joint venture with Merck & Co.

        In 2002, Aventis generated sales of € 17.59 billion, invested € 3.14 billion in research and development and employed approximately 71,000 people worldwide in its core business.

  Major corporate developments since the formation of Aventis in 1999

December 15, 1999

        Aventis is officially formed following an extraordinary meeting of Rhône-Poulenc shareholders who approved by an overwhelming majority (97.1%) the final steps to complete the business combination of Hoechst and Rhône-Poulenc. On December 20, Aventis shares begin trading under the symbol "AVE" on the Paris and Frankfurt stock exchanges and in the form of American Depositary Shares on the New York Stock Exchange (NYSE).

May 24, 2000

        Aventis holds its first Annual General Meeting, shareholders approve a dividend of € 0.45 per share.

June 23, 2000

        Aventis and Millennium Pharmaceuticals sign a major strategic agreement to jointly develop and commercialize anti-inflammatory drugs. As part of the alliance, Aventis agrees to purchase US$ 250 million in Millennium Pharmaceuticals stock and invest up to US$ 200 million in technology transfer agreements.

November 15, 2000

        Aventis announces plans to divest the agriculture segment to focus exclusively on pharmaceuticals.

May 2, 2001

        Sale of industrial gases affiliate Messer Griesheim GmbH closes.

May 21, 2001

        The Annual General Meeting of Shareholders approves € 0.50 per share dividend for fiscal 2000 and elects four employee representatives to the Supervisory Board.

February 20, 2002

        Aventis and Bayer AG sign a non-binding letter of intent to combine their respective global therapeutic proteins activities, Aventis Behring and Bayer Biological Products, in a new, jointly owned business.

April 3, 2002

        Sale of Aventis Animal Nutrition to CVC Capital Partners closes.

May 14, 2002

        The third Annual General Meeting of Aventis shareholders approves changes in the corporate governance structure of Aventis. A new, seven-member Management Board is formed consisting of Igor Landau as Chairman, Richard J. Markham and Patrick Langlois as Vice Chairmen, Frank L. Douglas, Heinz-Werner Meier, Dirk Oldenburg and Thierry Soursac. Jürgen Dormann and Jean-René Fourtou are appointed Chairman and Vice Chairman, respectively, of the Aventis Supervisory Board. See "Item 6. Directors, Senior Management and Employees" for further information.

June 3, 2002

        Sale of Aventis CropScience to Bayer AG closes for an enterprise value of € 7.25 billion. Aventis received total consideration of around € 5.7 billion in cash and debt deconsolidation for its 76% interest in this business. See "—Non-Core Businesses—Aventis CropScience," below.

January 31, 2003

        Aventis and Bayer end negotiations concerning the formation of a therapeutic proteins joint venture.

February 18, 2003

        Aventis and CSL Limited enter into preliminary discussions on a potential acquisition of Aventis Behring.

        For information on our principal capital expenditures and divestitures, see "Item 5. Other Material Financial Elements."

        The net sales and operating income of Aventis broken down by business segment are presented in Note 26 of the Aventis Consolidated Financial Statements included in Item 18 of this report.

Business Overview

        Aventis is a global pharmaceutical company that discovers, develops, manufactures and markets branded prescription drugs and human vaccines to protect and improve the health of patients around the world. Our therapeutic innovations rank among the leading treatments for lung and breast cancer, thrombosis, seasonal allergies, diabetes and hypertension.

        Our core business comprises our activities in branded prescription drugs and human vaccines as well as our 50% interest in the animal health joint venture Merial with Merck & Co., and corporate activities. We do not consolidate sales of Merial, however our 50% interest in its earnings is included under the equity method.

        As of 2002, the therapeutic proteins business Aventis Behring is no longer considered "core" as we intend to exit from this business. Other non-core businesses, i.e. those that we expect to divest in the near future, include Rhodia, Wacker and DyStar. The divestments of two former non-core businesses, Aventis Animal Nutrition and Aventis CropScience, closed in April and June of 2002, respectively. Both businesses have been deconsolidated as of their respective divestment closing dates.

  Strategy

        The vision to which Aventis aspires is to be recognized as a pharmaceutical industry leader – valued by patients and healthcare providers, sought after as an employer, and respected by the scientific community and by our competitors.

        The strategy that we are pursuing to realize this vision and create sustainable value for patients, healthcare professionals, shareholders and employees centers around products. We want to rapidly develop, launch and market innovative prescription drugs and human vaccines that not only satisfy unmet medical needs in large patient populations, but also help lower the overall cost of healthcare.

        Our strategic priorities have evolved from managing and effecting a successful integration to strengthening and focusing on the core pharmaceutical business and establishing a track record of achievability. Going forward, our strategic goal is to maintain this successful track record by delivering sustainable growth in a changing environment. In order to remain one of the fastest-growing multinational pharmaceutical companies, our strategic imperative is product leadership by discovering, developing and supplying those products that offer the greatest therapeutic benefit to patients.

        Our strategy to achieve our goal of product leadership includes:

    •
    Focusing discovery efforts and development resources on core disease areas to introduce a steady stream of innovative and value-adding prescription drugs and vaccines

    •
    Aggressively deploying a targeted in-licensing and alliance strategy to supplement organic growth and enhance our vigorous in-house R&D efforts with high-value, late-stage products

    •
    Maximizing the value of existing and recently launched global brands through commercial investments and by continually expanding their utility through proactive life-cycle management

    •
    Working to increase our share of sales in the United States and for key strategic brands

    •
    Building an industry-leading position in the application of cutting-edge scientific tools

    •
    Recruiting and retaining the best scientists with passion to discover and develop innovative therapies.

        As our financial results for 2002 show, our strategy for growth is working. We were one of the fastest-growing multinational pharmaceutical companies in terms of both sales and earnings in 2002. This is due not least to the performance of our strategic brands, which now account for 55% of prescription drug sales compared to 47% in 2001. Our sales in the U.S., the world's largest pharmaceutical market, grew 21% on an activity basis and now represent 39% of our global core business sales. We have succeeded in narrowing the profitability gap with our peers, having increased gross margin from 73.3% in 2001 to 74.1% in 2002. We intend to close this gap further by resolutely focusing on the significant remaining growth potential of our currently marketed products.

The Organizational Structure of Aventis as of December 31, 2002

(1)
50% owned by Aventis, 50% owned by Merck & Co.
(2)
11.8% interest owned by Aventis.
(3)
35% interest owned by Aventis.
(4)
25.2% interest owned by Aventis.
(5)
49% interest owned by Aventis.

Major Business Developments in 2002

January

        Actonel (2.5 mg once daily risedronate sodium tablets) is approved in Japan for the treatment of osteoporosis.

        Aventis Pharma Japan submits a New Drug Application (NDA) for the anti-infective Ketek (telithromycin) for use in adults.

        Ketek is launched in Italy and Spain.

March

        Aventis and Coley Pharmaceutical Group expand their existing collaboration to include a drug discovery program to screen and evaluate second-generation immunomodulatory CpG product candidates for the treatment of asthma and allergic rhinitis.

        Aventis Pasteur donates 88.5 million doses of smallpox vaccine to the U.S. government.

April

        Delix (ramipril) approved in Germany for use in stroke and heart attack prevention.

        Ketek is launched in Brazil.

        Allegra (60 mg twice daily) approved in Japan for the treatment of itching associated with dermatological diseases.

        Aventis joins forces with the Nelson Mandela Foundation to combat tuberculosis in South Africa in a five-year, € 15 million agreement.

        Aventis and Genta Inc. enter into a worldwide partnership to develop and commercialize Genasense, an oncology drug candidate in multiple phase II and phase III clinical trials.

        An NDA is submitted for Lantus (insulin glargine) in Japan.

        Aventis and Vertex announce plans to expand clinical development of the interleukin-1 beta converting enzyme inhibitor pralnacasan.

May

        Interim results of a landmark study reported at the Annual Meeting of the American Society of Clinical Oncology (ASCO) suggest the use of Taxotere in early-stage breast cancer.

        The U.S. Food and Drug Administration (FDA) rejects Picovir, for common colds, from ViroPharma and Aventis.

        The FDA approves Daptacel, a new acellular pertussis based combination vaccine from Aventis Pasteur.

        The FDA approves a new, 35 mg once-weekly dosage strength of Actonel for the prevention and treatment of postmenopausal osteoporosis.

        Actonel (2.5 mg once-daily risedronate sodium tablets) is launched in Japan.

June

        Aventis launches its second Horizon program, a worldwide stock purchase plan for employees.

        Third annual Aventis R&D Day is held in London and New York.

        A European mutual recognition procedure is successfully completed in 13 European countries for Repevax, a booster vaccine for adults.

July

        Aventis terminates enrollment in a global Phase III EXPEDITION study evaluating cariporide in coronary artery bypass graft surgery patients.

        Aventis and Peptor enter into a licensing, development and commercialization agreement for DiaPep277, for the prevention and treatment of latent autoimmune diabetes in adults and type 1 diabetes.

        A European mutual recognition procedure is successfully completed in 16 European countries for Viatim, a vaccine that protects against hepatitis A and typhoid fever.

August

        The FDA accepts for filing the complete response to the agency's June 1, 2001 approvable letter for Ketek tablets (800 mg oral dose once daily) for the treatment of community-acquired pneumonia (CAP), acute bacterial exacerbation of chronic bronchitis (AECB), and acute bacterial sinusitis (ABS).

        A new ramipril production plant is inaugurated in Germany.

        Lantus is launched in the United Kingdom.

        Risedronate (Actonel/Optinate) is approved in Sweden for once-a-week use in treating and preventing postmenopausal osteoporosis. Sweden will now serve as the reference member state for a European Union mutual recognition procedure for risedronate once-a-week.

        A New Drug Application (NDA) is filed in Japan for an additional indication of Taxotere in esophageal cancer.

        The September 2001 agreement to co-develop and co-promote Picovir (pleconaril) with ViroPharma Incorporated is terminated by mutual decision of the parties.

        Based on the disappointing outcome of Phase II trials, clinical development of the ACE/NEP inhibitor M100,240 in hypertension is terminated.

September

        Ketek (telithromycin) is launched in France.

        Aventis announces plans to focus research programs to achieve leadership positions in key disease areas.

        The FDA approves Fluzone Preservative-free Pediatric Dose, an influenza virus vaccine from Aventis Pasteur.

October

        Aventis and Pfizer affirm commitment to Exubera, and an expanded clinical program is underway.

November

        Aventis launches a cash tender offer on all of its bonds exchangeable into Rhodia shares.

        Aventis discloses details of most extensive research program on Allegra.

        Aventis Pasteur announces plans to increase its industrial capacity with a US$ 150 million investment.

        A U.S. District Court grants final approval of a settlement agreement with a class of approximately 100 direct purchasers in the Cardizem CD antitrust multidistrict litigation.

December

        The U.S. FDA approves Taxotere in combination with cisplatin for first-line treatment of non-small-cell lung cancer.

        Lantus is granted marketing authorization by the European Commission (EC) for flexible administration at any time of day.

        Subsequent to a cash tender offer for all of its 45,211,662 outstanding 3.25% bonds exchangeable into shares of Rhodia, Aventis acquires 98.6% of the bonds initially issued.

        The EU Committee For Proprietary Medicinal Products (CPMP) issues a positive opinion for Lantus administration in children of six years or above with diabetes.

        Actonel 35 mg once-a-week dosing is approved in the EU.

January 2003

        Taxotere receives European approval as first-line treatment for non-small cell lung cancer.

        Aventis receives an approvable letter from the U.S. Food and Drug Administration (FDA) for Ketek tablets for the treatment of acute exacerbations of chronic bronchitis, acute bacterial sinusitis and community-acquired pneumonia. In the approvable letter, the FDA has requested additional information and analysis but has not required additional clinical studies before considering further our application for marketing approval. The FDA will have up to six months to respond after we submit the requested information.

        Aventis exercises early redemption rights and acquires the remainder of its bonds exchangeable into shares of Rhodia.

Key Marketed Products

Prescription Drugs

        The following table presents the strategic brands of our prescription drugs business:

Therapeutic area	Strategic brand	First launch	Main markets served by Aventis	Sales 2002 (in € million)	Country/Ranking/ Market Share(1)
Respiratory & Allergy	Allegra/Telfast fexofenadine	1996	U.S./Japan/Europe Latin America, Asia	2,030	U.S.: #2/23% (Allegra) #5/6% (Allegra-D) Japan: #2/13.3% (Allegra)

	Nasacort triamcinolone acetonide	1997	U.S., Canada, France, Germany and Italy	329	U.S.: #3/11% (Nasacort AQ); #5/3% (Nasacort) France: #2/22% Canada: #3/11% (Nasacort AQ); #5/3% (Nasacort)

Thrombosis/Cardiology	Lovenox/Clexane enoxaparin sodium	1987	96 countries worldwide	1,563	U.S.:#1/86% France: #1/55% Germany: #1/31%

	Delix/Tritace ramipril	1989	UK, Germany, France, Italy, Canada	923	Germany: #1/15% Canada: #1/25% UK: #2/19%

Oncology	Taxotere docetaxel	1995	U.S., Europe, Japan, Asia	1,261	U.S.: #1/24% France: #2/23% Japan: #3/12%

	Campto(2) irinotecan	1995	Europe, Asia	241	France: #2/36% Germany: #2/35% Italy: #2/36%

Metabolism/Diabetes	Amaryl glimepiride	1996	U.S., Europe	578	U.S: #8/4% Germany:#1/25% Japan: #4/7%

	Insuman human insulin	1999	Europe, Japan	172	Germany: 25% France: 3% Austria:17%

	Lantus insulin glargine	2000	U.S., Germany, UK	299	U.S.: 9% Germany: 9% UK: 3.2%

Arthritis/Osteoporosis	Actonel(3) risedronate	1999	U.S., Europe, Japan	539	U.S.: #4/10% France: #1/29% Germany: #2/22%

	Arava leflunomide	1998	U.S., Europe Latin America	271	Germany: 12% U.S.: 9%

Anti-infectives	Targocid teicoplanin	1986	Italy, Japan, France, Germany, UK, Spain and Brazil	222	Italy: #1/84% Japan: #3/15% UK: #1/59%

	Tavanic(4) levofloxacin	1998	Europe, Middle East, Africa, Latin America	257	Germany: #3/4% Italy: #9/3% Spain: #8/3%

	Ketek telithromycin	2001	Europe, Latin America	52	Germany: #17/1.4% Italy: #33/0.6% France: #55/0.4%

Central nervous system	Copaxone(5) glatiramer acetate	1996	Europe	554	Germany: #4/12% Canada: #3/20% Australia: #2/28%

(1)
Market share percentages and ranking derived from sales figures (IMS Health), except for France (GERS). Data based on one moving annual total (MAT) ending September 2002.
(2)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan).
(3)
Sold in cooperation with Procter & Gamble Pharmaceuticals; combined sales for Procter & Gamble and Aventis.
(4)
Licensed from Daiichi (not sold by Aventis in the United States or Japan).
(5)
Marketed in Europe together with Teva Pharmaceutical Industries.

Respiratory/Allergy

        Allegra/Telfast (fexofenadine), the top-selling product of Aventis in 2002, is an effective, fast-acting, non-sedating prescription antihistamine for the treatment of seasonal allergic rhinitis (SAR or hay fever) and the skin condition chronic idiopathic urticaria (CIU or hives). Aventis also offers Allegra-D, a combination product with an extended release decongestant for effective non-drowsy relief of seasonal allergy symptoms, including nasal congestion. In April 2002, Allegra was approved in Japan for the treatment of itching associated with dermatological diseases. Allegra/Telfast is one of the world's most widely studied antihistamines, with more than four billion patient days of therapy recorded to date.

        Nasacort (triamcinolone acetonide) Nasal Inhaler is indicated for the nasal treatment of seasonal and perennial allergic rhinitis symptoms in adults and children six years of age and older. Nasacort AQ Nasal Spray is an unscented, water-based metered-dose pump spray formulation unit containing a microcrystalline suspension of triamcinolone acetonide in an aqueous medium. It is indicated for the treatment of the nasal symptoms of seasonal and perennial allergic rhinitis in adults and children six years of age and older.

Thrombosis/Cardiology

        Lovenox/Clexane (enoxaparin sodium) is the world's leading low-molecular-weight heparin (LMWH) and has the broadest range of indications of all anticoagulants. Sold as Lovenox in the United States and in France, and as Clexane in most countries in the rest of the world, this drug has been used to treat more than 108 million patients in 96 countries since its launch in 1987. Lovenox/Clexane is indicated for the prevention of post-surgical deep vein thrombosis (DVT), to treat and prevent DVT with or without pulmonary embolism, to treat unstable angina and non-Q-wave myocardial infarction, and to prevent DVT in critically ill medical patients. Lovenox/Clexane is the first LMWH marketed in the U.S. for unstable angina and non-Q-wave myocardial infarction. In March 2002, the 5,800 patient EXCLAIM trial began to study the safety and efficacy of prolonged administration of Lovenox/Clexane versus placebo in preventing blood clots in acutely ill medical patients. In May 2002, we announced the ExTRACT study to examine the safety and efficacy of Lovenox/Clexane versus unfractionated heparin in heart attack patients.

        Delix/Tritace (ramipril) is an ACE (angiotensin converting enzyme) inhibitor for the treatment of hypertension and congestive heart failure after myocardial infarction. Delix/Tritace is the best-selling ACE inhibitor outside the U.S. and Japan and is today recognized as one of the leading treatments in cardiovascular prevention beside statins and acetylsalicylic acid. Delix/Tritace is the only ACE inhibitor approved for the prevention of stroke, heart attack and cardiovascular death in people at high risk for cardiovascular events. The use of Delix/Tritace for prevention of cardiovascular events has increased dramatically since 2000 when results of the landmark HOPE study (Heart Outcomes Prevention Evaluation) were reported. According to a study published in the American Journal of Cardiology in November and data from over 50,000 heart attack patients included in the MITRA PLUS heart attack registry from 1992–2002, Delix/Tritace is superior to all other ACE inhibitors in preventing death after myocardial infarction. Delix/Tritace is the market leader in Germany, France, Italy and Canada. The U.S. rights were sold in 1998.

Oncology

        Taxotere (docetaxel) is a chemotherapy agent primarily used to treat metastatic breast cancer and non-small-cell lung cancer in over 86 countries. Launched in 1995, Taxotere is the foundation of our oncology franchise and a standard of care in the treatment of locally advanced or metastatic breast cancer. Results from the first planned interim analysis of the TAX 316 study presented at the Annual Meeting of the American Society of Clinical Oncology (ASCO) in May 2002 showed that a Taxotere-based treatment regimen improves survival and reduces the risk of breast cancer relapse in early-stage breast cancer. Taxotere was approved in early 2000 for second-line use in treating non-small cell lung cancer (NSCLC) in the U.S. and the EU. Taxotere is also indicated for the treatment of gastric, ovarian, and head and neck cancer in Japan. In August, a New Drug Application (NDA) was filed in Japan for esophageal cancer. In November, the FDA approved Taxotere for the first-line treatment of non-small-cell lung cancer in combination with cisplatin. In January 2003, Taxotere was approved for the same indication in the EU. Taxotere is thus the only drug indicated for previously treated non-small cell lung cancer as a single agent and for newly diagnosed non-small cell lung cancer in combination with cisplatin.

        Campto (irinotecan) is the current standard of treatment for advanced colorectal cancer. Indicated in first-line treatment of advanced colorectal cancer in combination with 5-fluorouracil (FU) and folinic acid (FA), Campto is also used as second-line treatment of colorectal cancer in monotherapy. Several studies are underway to evaluate the use of Campto in adjuvant chemotherapy in colorectal cancer, advanced gastric cancer, small cell lung cancer and non-small-cell lung cancer. Aventis markets Campto, which was first launched in 1995 under a license from Yakult Honsha, primarily in Europe, Africa and Asia. We do not market this product in the United States or Japan.

Diabetes

        Lantus (insulin glargine) is a once-daily long-acting human insulin analog for type 1 and type 2 diabetes. Lantus provides 24-hour basal insulin coverage, with no pronounced peak concentrations through a once-daily injection. The "treat-to-target" campaign is helping to position Lantus as one of the most effective ways to help patient achieve target A1C levels.

        A New Drug Application for Lantus was submitted in Japan in April. Lantus was launched in the UK and Ireland in August 2002 and the global roll-out of Lantus will continue in 2003. In May 2002, the results of a study were presented at the American Academy of Clinical Endocrinologists (AACE) annual meeting showing patients treated with Lantus achieved A1C control (< 7% A1C) with fewer episodes of hypoglycemic symptoms compared with NPH insulin, particularly nocturnal hypoglycemia. In September 2002, two further clinical studies presented at the annual meeting of the European Association for the Study of Diabetes (EASD) in Budapest supported previously reported studies in type 2 diabetes which demonstrated that patients uncontrolled with oral anti-diabetic agents achieved an A1C target below 7% while being associated with a reduced incidence of hypoglycemia versus NPH. In December 2002, Lantus was granted marketing authorization by the European Commission (EC) for flexible administration at any time of day.

        Amaryl (glimepiride) is a once-daily sulfonylurea for the oral treatment of type 2 diabetes as an adjunct to diet and exercise. Amaryl reduces the body's blood sugar level primarily by helping the body produce more insulin. According to a study presented at 2002 meeting of the American Diabetes Association (ADA), Amaryl is associated with a reduced risk of hypoglycaemia and less weight gain than other sulfonylureas. Amaryl is the first oral diabetes drug in its class to receive three indications: either as a monotherapy or in combination with insulin or metformin, another oral diabetes treatment, in all 15 EU countries, the U.S., and in more than 23 other countries around the world.

        Insuman (human insulin) is a biosynthetic insulin identical to that produced by the human body and is used for treatment of type 1 and type 2 diabetes. Insuman is marketed throughout Europe, with the largest markets in terms of sales being Germany and Austria. It was approved in August 2001 in Japan, where it is registered as Isuhuman. Aventis does not sell this product in the United States.

Arthritis/Osteoporosis

        Actonel (risedronate sodium) is a novel bisphosphonate approved for treatment and prevention of postmenopausal osteoporosis and for the treatment of glucocorticoid-induced osteoporosis. It is also approved for treatment of Paget's disease, a rare bone disorder. Actonel is the only bisphosphonate that has shown rapid clinical vertebral fracture reduction in just one year and has shown sustained fracture reduction of up to five years. Actonel is being co-developed and co-marketed in partnership with Procter & Gamble Pharmaceuticals through the Alliance for Better Bone Health. The 5 mg once-daily formulation received U.S. and EU approval in 2000 and is currently approved in 77 countries worldwide. In Japan, risedronate sodium was approved in January and launched for the treatment of osteoporosis in May. It is being marketed there jointly through two channels under two brand names, "Actonel 2.5 mg tablets" from Ajinomoto (manufacturer) and Aventis (distributor) and "Benet 2.5 mg tablets" from Takeda.

        Actonel was approved in a 35 mg once-weekly formulation in the U.S. in May and in the European Union in December. Once-a-week risedronate has also been approved in Argentina, Brazil, Egypt, Guatemala, New Zealand and Switzerland. New data presented at a meeting of the American Society for Bone and Mineral Research on September 20 showed that a 5 mg dose of Actonel daily significantly reduced moderate and severe vertebral fracture risk by 70% within one year of treatment in women with postmenopausal osteoporosis.

        Arava (leflunomide) is an oral disease-modifying anti-rheumatic drug (DMARD) for first-line treatment of rheumatoid arthritis. It is the first drug to be indicated to reduce the signs and symptoms of rheumatoid arthritis and to retard structural damage, such as erosions and joint-space narrowing, as evidenced by X-ray. Two studies presented at the American College of Rheumatology (ACR) 66th Annual Meeting in October 2002 demonstrate the consistent efficacy and safety of Arava in treating rheumatoid arthritis. Arava offers once-daily dosing and can be used in both early and late stages of the disease.

Anti-Infectives

        Ketek (telithromycin), the first of a new class of antibiotics known as the ketolides, was designed to deliver an optimal spectrum of activity for the first line treatment of upper and lower respiratory tract infections including those caused by resistant pathogens – with less propensity to induce resistance – and a short treatment regimen.

        In Europe, Ketek was approved in July 2001 for the treatment of patients 18 years and older for community-acquired pneumonia (CAP), mild or moderate; acute exacerbation of chronic bronchitis (AECB); acute sinusitis; and tonsillitis/pharyngitis caused by Group A beta streptococci, as an alternative when beta lactam antibiotics are not appropriate, in patients 12 years and older. Ketek was launched in October 2001 in Germany. In 2002, Ketek was launched in Spain, Italy and France and in all the major markets of Latin America. Over one million patients worldwide have been treated with Ketek since its launch. A New Drug Application (NDA) was filed in January 2002 for Ketek in Japan, the second largest antibiotic market worldwide.

        In January 2003, the U.S. Food and Drug Administration (FDA) issued an approvable letter for Ketek for the treatment of acute exacerbations of chronic bronchitis, acute bacterial sinusitis and community-acquired pneumonia. The FDA has requested additional information and analysis but has not required additional clinical studies before considering further our application for marketing approval. The FDA will have up to six months to respond after we submit the requested information.

        Targocid (teicoplanin) is an injectable glycopeptide antibiotic for treatment of infections caused by susceptible Gram-positive bacteria, including those resistant to other antibiotics such as methicillin and cephalosporins.

        Tavanic (levofloxacin) is an IV/oral broad-spectrum fluoroquinolone antibiotic in-licensed from Daiichi. This fast-acting bactericidal antibiotic offers once-daily dosing for the treatment of community acquired pneumonia, acute exacerbations of chronic bronchitis, acute sinusitis, complicated urinary tract infections and skin and soft-tissue infections. We do not market Tavanic in Japan or the U.S.

Central Nervous System

        Copaxone (glatiramer acetate) is the first non-interferon, non-steroidal agent indicated for reduction of the frequency of relapses in patients with relapsing-remitting multiple sclerosis (MS). Copaxone has demonstrated continued efficacy in reducing relapse rates over eight years, and has shown a significant effect on Magnetic Resonance Imaging (MRI) monitored activity and burden of disease. Copaxone received marketing approval for all EU countries in August 2001. In September 2002, seven-day room temperature Copaxone was approved across sixteen European countries. In Europe, Copaxone is marketed by Teva Pharmaceutical Industries Ltd. and Aventis. In North America, Copaxone is marketed by Teva Neuroscience.

Human Vaccines

        Aventis Pasteur is a world leader in vaccines, offering the broadest range of products in the industry. With a heritage dating back to Louis Pasteur, our vaccines unit provided 1.4 billion doses of vaccines in 2002, protecting almost 500 million people against 20 serious diseases in 150 countries. In terms of sales, we account for nearly one-quarter of the global market for vaccines, which has enjoyed a compounded annual growth rate of 14% during the past 10 years.

        Aventis Pasteur contributed sales of € 1,580 million in 2002, an increase of 10.9% (+16.3% activity variance) over sales of € 1,425 million in 2001. The strong growth was due mainly to higher sales in the United States, particularly for pediatric combination vaccines and adult boosters (tetanus-diphtheria).

        Aventis Pasteur holds a leading position in most countries. In the United States, which accounts for 40% of the worldwide vaccines market, higher sales during the last two years have positioned Aventis Pasteur as one of the top two vaccine companies. In Europe, commercial operations are conducted by Aventis Pasteur MSD, a 50–50 joint venture between Aventis Pasteur and Merck & Co., providing vaccines to 19 countries. Aventis Pasteur MSD, which is accounted for using the equity method, had total net sales of € 577 million in 2002 compared to € 556 million in 2001. In emerging countries, which account for 80% of the world population, Aventis Pasteur has established a leading position, notably in Latin America and increasingly in Asia, where we have been expanding our presence. We are also very active in donors' markets such as UNICEF and Pan-American Health Organization.

Leading Brands

        Influenza vaccines:    Our top-selling products are vaccines against influenza, a field in which we are the leader with nearly 50% of the world market. Immunization is considered one of the most cost-effective interventions available for preventing influenza. Our principal products are Vaxigrip, Fluzone and Mutagrip.

        Pediatric combination vaccines:    The components of these vaccines vary depending on needs in various parts of the world. Different combinations protect against up to six diseases: diphtheria, tetanus, pertussis (whooping cough), polio, hepatitis B and Haemophilus influenzae type b (Hib) to protect against meningitis. Our most innovative product is Hexavac, a new vaccine approved in 2000 in Europe and under registration in various international markets. Developed in cooperation with Merck & Co., it is the only fully liquid pediatric combination vaccine that protects against six diseases. Other principal combinations include Pentacel and Tetravac.

        Travelers/endemic area vaccines:    This range of products is intended for travelers going to endemic areas, meaning regions with a constant or periodic occurrence of a disease, as well as for the local populations living in the affected areas. Viatim/Vivaxim, a new combination vaccine against hepatitis A and typhoid fever, was launched in the United Kingdom in 2001 and is being introduced in other European countries. Other principal products include Typhim Vi, Avaxim, Verorab, JE-VAX, YF VAX and Stamaril.

        Meningitis vaccines:    We have three vaccines against meningitis caused by three different pathogens.

    •
    The first is the ActHib vaccine protecting against Haemophilus influenzae type b. This vaccine belongs to our pediatric combination range.

    •
    The second one, a polysaccharide AC vaccine, protects against strains of meningitis present in Africa.

    •
    The third, Menomune, A/C/Y/W135, is a quadrivalent meningococcal combination vaccine that has become increasingly important as global epidemiology has changed for meningococcal disease over the past decade. This vaccine has been important in protecting U.S. college students against meningococcal C and Y, which are most common serogroups causing disease among adolescents and college students. Globally, Menomune has been used to vaccinate travelers such as pilgrims going to Mecca or to certain African regions/countries where an increase in serotype W135 has been observed over the past two years.

        Boosters:    The tetanus and diphtheria combination (Td) is the prime booster product used throughout the world to "boost" protection against these diseases. Repevax, commercialized in some European countries, is a booster product that includes an inactivated polio and pertussis vaccine along with tetanus and diphtheria. Both products can be used for different age groups, from children to adults, and are integrated into vaccine calendars according to national guidelines and recommendations.

        Polio vaccines:    Polio vaccines continue to be one of our major growth drivers. The worldwide polio eradication initiative from WHO and UNICEF has positioned Aventis Pasteur as a global preferred partner with the injectable/inactivated vaccines IPOL and Imovax Polio as well as the Oral Polio Vaccine (OPV), which is still being used in emerging countries. After eradication, the injectable form may be included in national immunization recommendations for polio vaccination for at least another decade, while the oral polio vaccine may be removed from immunization calendars. The injectable polio vaccine is becoming a pivotal antigen in new pediatric combinations that we offer.

Merial

        Merial, a 50–50 joint venture with Merck & Co. is the world's leading animal health company dedicated to providing products and solutions that enhance the health, well-being and performance of a wide variety of animals. The company is also a market leader in the development of poultry breeding stock. Operational headquarters are located in Duluth, Georgia, U.S. With approximately 6,500 employees in 150 countries, Merial offers a comprehensive line of veterinary pharmaceuticals and vaccines to prevent and treat a wide range of animal diseases.

        Merial's products help veterinarians, food producers, pet owners and governments worldwide to improve and maintain the health of animals and thereby of humans. In addition, the joint venture participates in the development and implementation of international agreements on animal health and is especially involved in the development and implementation of efficient epidemiological monitoring systems.

        The product range of Merial includes Frontline (fipronil), their number-one product and the world's best-selling topical anti-parasitic for the treatment and prevention of fleas and ticks in cats and dogs.

        Other significant products include avermectin-based products, led by the paraciticides Ivomec (ivermectin) and Eprinex (eprinomectin) for the treatment of beef and dairy cattle as well as sheep and swine.

Research and Development

        As an innovation-driven supplier of prescription drugs and human vaccines, Aventis invests substantial human and financial resources in research and development. In 2002, our research and development spending on prescription drugs and human vaccines totaled € 3.14 billion.

  Prescription Drugs

        Research and development of branded prescription drugs is the responsibility of our Drug Innovation & Approval organization, which consists of approximately 5,700 people working at four main locations in France, Germany, Japan and the United States. The key objectives of the global Drug Innovation & Approval function are to:

    •
    Deliver the pipeline

    •
    Increase innovation and productivity and

    •
    Optimize the value of our products

        The activities of Drug Innovation & Approval are organized around a value chain that performs time-critical activities in parallel instead of sequentially, and follows a network-centric approach. Drug discovery is conducted by sites in France, Germany and the U.S. The sites act as entrepreneurial units responsible for managing the project portfolio of the assigned disease groups from the exploratory stage to phase IIa clinical testing. This is achieved by the combined efforts of site-based disease groups and expertise from the global functions Lead Generation and Lead Optimization. Late-stage development and approval is conducted globally, and is managed out of the Global Drug Development Center in Bridgewater, New Jersey.

        The following global functions support site-based as well as global project teams:

    •
    Lead Generation (LG) works with the disease groups to identify and validate targets, identify and modify leads, and generate early development compounds. LG is organized into five centers of expertise located at sites in France, Germany and the U.S. The technology provided by LG is critical to manage the portfolio through phase IIa.

    •
    Lead Optimization (LO) bridges development from the preclinical to the clinical phase. The key objective of this function is to establish proof of concept in man so that the candidates with the greatest chance of success can be selected for phase IIb and phase III studies. LO comprises four centers of expertise and their scientists work in project teams at the four sites.

    •
    Product Realization (PR) is responsible for managing late-stage clinical projects worldwide in phase IIb and phase III as well as optimizing the value of strategic brands by delivering new therapeutic indications and commercially attractive dosage forms. Clinical studies are conducted using state-of-the-art Web-based clinical trial management and reverse planning tools.

    •
    Global Regulatory Approvals & Marketing Support (GRAMS) interfaces with regulatory agencies and directs simultaneous submissions of global dossiers to obtain approvals in major markets. State-of-the-art electronic document management technologies are used to bring drug candidates through the regulatory approval process. GRAMS also maintains these approvals and ensures surveillance of safety profiles for all Aventis compounds (both in development and marketed).

New disease area focus announced

        In September 2002, we announced plans to focus our research activities on certain key disease areas in which we intend to build leadership positions. We have decided to reinforce our efforts in the therapeutic areas of oncology, diabetes and thrombosis. In addition, we will focus our research efforts in areas such as Alzheimer's disease, asthma, coronary heart disease, multiple sclerosis, rheumatoid arthritis, schizophrenia and chronic viral infections, as we believe these areas will provide opportunities for us to leverage existing in-house scientific expertise, and to develop innovative therapies which address critical medical needs. In parallel, research will be focused on the vaccine and immunological approaches currently conducted at Aventis Pasteur. For the anti-bacterial and anti-fungal research activities, Aventis plans to create a partnership to leverage and further develop existing expertise in this area.

        In July, our bone research and development activities located at the Romainville site near Paris, France were transferred to ProSkelia, a newly created pharmaceutical research and development company specializing in bone diseases. ProSkelia's capital is held by U.S. venture capital firm Warburg Pincus (58%) and Aventis (42%). ProSkelia employs approximately 90 people.

        We plan to establish a Business and Technology Center at Romainville, which will be home to the new anti-infectives partnership and ProSkelia. The new center will provide technology companies with an attractive and competitive infrastructure that caters to their research and development needs and is expected to create new employment opportunities.

Reinforced alliance strategy

        In order to supplement our organic growth and support our principal goal of bringing innovative, new prescription drugs and human vaccines of high medical importance to the market, we are actively pursuing a targeted in-licensing and technology alliance strategy. We are also aiming to complement our strengths in select therapeutic areas by entering into co-development and co-commercialization agreements with biotechnology firms and other pharmaceutical companies. Several promising drug candidates for key therapeutic areas such as oncology, diabetes and asthma have been added to the portfolio during the last two years. They include:

        DiaPep277, a new diabetes therapy that has shown promising results in phase II clinical trials. DiaPep277 is being developed for the prevention and treatment of latent autoimmune diabetes in adults (LADA) and type 1 diabetes. We entered an exclusive worldwide license agreement with Peptor Ltd. for this new drug in July.

        Genasense, an antisense drug candidate currently in multiple phase II and phase III clinical trials to test its ability to enhance the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors. This compound is being developed and commercialized jointly by Aventis and Genta Inc.

        Alvesco (ciclesonide) is an inhaled corticosteroid for the treatment of asthma. Currently in phase III trials, Alvesco is demonstrating excellent efficacy without corticosteroid-associated systemic side effects. We are developing Alvesco in collaboration with Altana Pharma and will co-commercialize the product in the U.S.

Major strategic partnerships include:

Compound	Partner	Indication
Actonel	Procter & Gamble	Osteoporosis
Alvesco	Altana Pharma	Asthma
Anti-inflammatory compounds	Inflazyme	Asthma
AVE-8062	Ajinomoto	Cancer
Campto	Yakult	Cancer
CpG immunomodulators	Coley	Asthma and allergic rhinitis
Copaxone	Teva Pharmaceuticals	Multiple sclerosis
CRF-1 antagonists	Neurogen	Anxiety/depression
DiaPep277	Peptor	Diabetes
Dynepo	Transkaryotic Therapies	Anemia
Exubera	Pfizer	Diabetes
Genasense	Genta	Cancer
Nicotinic agonists	Targocept	Alzheimer's disease
Pralnacasan	Vertex	Arthritis (RA and OA)
SERM	ProSkelia	Bone diseases
Tavanic	Daiichi	Bacterial infections

        In order to increase the productivity of our in-house drug innovation and approval efforts, we leverage external know-how, technologies and innovation by collaborating on preclinical research, development and technology projects with biotechnology companies, other pharmaceutical companies and scientific institutions. We currently have more than 300 collaborations with academic institutions and biotechnology companies worldwide.

Major technology alliances include:

Partner	Area of collaboration
Affymetrix	Gene chips
Celera	Genomics data base and Cathepsin S for inflammatory diseases
Incyte Pharmaceuticals	Genomics data base
Millennium Pharmaceuticals	Inflammatory diseases and technology transfer
PPD Discovery	Cancer functional genomics
ProCorde	Cardiovascular functional genomics

Human Vaccines

        The research and development efforts of our human vaccines business Aventis Pasteur are focused on developing preventive and therapeutic vaccines, improving existing vaccines and simplifying administration methods.

        The research and development organization of Aventis Pasteur comprises approximately 1,000 scientists located at three research and development centers in Marcy l'Etoile, France, Toronto, Canada and Swiftwater, Pennsylvania, U.S. Aventis Pasteur devotes 17% of its sales to research and development of new vaccines.

        Research and development efforts at Aventis Pasteur are currently concentrated on six major programs:

    •
    New pediatric combination vaccines: New combinations incorporating an acellular pertussis valence are in development to protect children against multiple diseases with a limited number of injections. We are also working on a vaccine protecting against five diseases (diphtheria, tetanus, polio, whooping cough and Hib meningitis) for the U.S. market called Pentacel.

    •
    Booster vaccines: These vaccines offer a response to the growing needs of adolescents and adults by extending protection against diphtheria, tetanus, polio and pertussis, with an increasing incidence of pertussis being noticed in this population.

    •
    Respiratory tract infections: New vaccines are being developed against respiratory viral infections (Respiratory Syncytial Virus, influenza, etc.) as well as bacterial infections (S. pneumoniae, etc.).

    •
    Vaccines for travelers and for endemic zones: Phase I clinical trials are underway for the prevention of Dengue fever, a major public health problem in Asia and South America.

    •
    Blood-borne diseases: ALVAC-HIV vaccine candidates are currently being developed in prophylactic and therapeutic approaches. In 2003, a prophylactic vaccine is scheduled to begin phase III trials in Thailand. A new approach with a recombined Tat toxoid protein is in phase I as a therapeutic vaccine.

    •
    Therapeutic vaccines for certain types of cancer: Tumor-associated antigens are being used to elicit tumor- specific responses. The multi-antigen candidate vaccines are targeting melanomas and colorectal cancers (Phase I/II).

      In addition, we are developing the quadrivalent conjugate vaccine Menactra to protect adolescents and infants against meningitis caused by a broad range of serogroups of N. meningitidis.

        In support of research and development projects to improve the efficacy of its vaccines, Aventis Pasteur also develops new technologies, e.g. new adjuvants and administration methods, live vectors (viral and bacterial), and genomics-based approaches to identify target antigens. A number of other targets are being investigated through internal research and development and business development agreements, giving Aventis Pasteur a very promising pipeline.

Strong scientific and business alliances

        Aventis Pasteur has an established international network of collaborations:

    •
    Cancer vaccines: Therion (U.S.), Aphton Corporation (U.S.), Ludwig Institute for Cancer Research (U.S.), National Cancer Institute (U.S.), Karolinska Institute (Sweden), Leiden University (the Netherlands), National Research Council (Canada).

    •
    Genomics approach: Incyte Pharmaceuticals, Inc. (U.S.), EOS Technologies, Inc. (U.S.), Millennium Pharmaceuticals, Inc. (U.S.).

    •
    Dengue fever vaccine (hemorrhagic fever): Acambis (UK).

    •
    New anti-bacterial vaccines based on lipopolysaccharides: National Research Council (Canada), Oxford University (UK), BioSynth (Italy), University of Stockholm (Sweden).

    •
    AIDS vaccines: Pasteur Institute (France), ANRS (France), National Institutes of Health (U.S.), Walter Reed Institute (U.S.), Eurovac (EU).

    •
    In addition to our relationship with Merck & Co., we have long-standing ties with the Pasteur Institute with respect to certain vaccine research programs.

Pipeline

        We currently have more than 40 compounds in clinical development, including over 25 in early-stage clinical development and more than 15 in late-stage development. By taking early data-driven decisions, we want to optimize and prioritize our compound portfolio so as to increase the success potential and thus the value of our pipeline. In addition, we are actively pursuing attractive in-licensing opportunities and alliances to strengthen our leading positions in disease areas such as oncology, diabetes, thrombosis and vaccines.

        The following charts are a current snapshot of the Aventis pipeline, with the new products set out below having the highest priority among all our products currently in development. The nature of drug discovery and development is such that not all products can be expected to fulfill expectations or meet with favorable regulatory response, so it is possible that some projects in clinical development will not result in marketable products.

Key Compounds in Phase III Clinical Development

Project(1)	Disease	Status	Planned submission(2)
Alvesco (ciclesonide)(3)	Asthma	Phase III	2003 (U.S.)
Cariporide	Coronary artery bypass graft surgery	Phase III	2003
Genasense(4)	Cancer	Phase III	2003
Glulisine (1964)	Type 1 and 2 diabetes	Phase III	2003
Menactra	Meningitis (vaccine)	Phase III	2004
Pentacel	Pediatric combination vaccine	Phase III	2004 (U.S.)
Exubera(5)	Type 1 and 2 diabetes	Phase III	Tbd

(1)
New chemical/biological entities (NCE/NBE) only.
(2)
United States and European Union (except as otherwise noted).
(3)
Cooperation with Altana Pharma.
(4)
Cooperation with Genta Inc.
(5)
Cooperation with Pfizer.

  •
  Alvesco (ciclesonide) — An inhaled corticosteroid for the treatment of asthma, which Aventis is co-developing and co-promoting in the United States with Altana Pharma. Currently in Phase III trials, ciclesonide is a potentially important advance in asthma therapy due to its excellent efficacy, low side effects and long duration of action. Asthma is a growing market with about 20 million patients in the U.S. alone. Aventis is responsible for regulatory submission in the U.S., which is planned for the second half of 2003.

  •
  Cariporide — A first-in-class heart muscle protectant targeted to reduce the incidence of heart attack and death in patients undergoing coronary artery bypass surgery. Enrollment in EXPEDITION, a phase III trial to determine the ability of cariporide to reduce death and myocardial infarction in patients undergoing coronary artery bypass surgery, was terminated in August 2002.

  •
  Genasense is an antisense drug candidate currently in multiple phase II and phase III clinical trials to test its ability to enhance the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors. This compound is being developed and will be commercialized jointly by Aventis and Genta Inc.

  •
  Glulisine — This fast-acting insulin analog for type 1 and type 2 diabetes is an important compound intended to broaden the Aventis diabetes portfolio. The international development program for glulisine is designed to achieve competitive labeling at launch, including flexible mealtime dosing and a pump application for continuous subcutaneous infusion. The product is on track for regulatory submissions in the U.S. and EU in 2003.

  •
  Menactra — A quadrivalent conjugate vaccine against N. meningitis in adolescents and infants.

  •
  Pentacel — A vaccine protecting against five diseases (diphtheria, tetanus, polio, whooping cough and Hib meningitis) for the U.S. market.

    •
    Exubera — A novel approach to delivering insulin in a dry powder formulation by inhalation. Exubera is being developed for patients with type 1 and type 2 diabetes through a collaboration with Pfizer. Phase III efficacy trials have been completed and additional studies are underway to strengthen the long-term safety data. Regulatory filings in the U.S. and in Europe are under review pending more comprehensive data analysis.

        Our early-stage pipeline (phase I/II) includes the following compounds:

Project	Disease
New-generation taxoids	Cancer
Flavopiridol	Cancer
AVE-8062	Cancer
ALVAC-CEA vaccine	Colorectal tumors
ALVAC-gp100 vaccine	Melanoma
ALVAC-HIV vaccine	HIV
RSV vaccine	Respiratory viral infections
Pralnacasan	Arthritis
AVE-7688	Hypertension
HP-184	Spinal cord injury
NV1FGF	Peripheral vascular disease
Teriflunomide	Multiple sclerosis
Anti-inflammatory compounds	Asthma
DiaPep277	Diabetes
Antiobesics	Obesity
Guanylate cyclase activators	Angina
100,907	Sleep disorders
CRF-1 antagonists	Depression/anxiety
SERM 3471	Postmenopausal osteoporosis
Factor Xa inhibitors	Thrombosis
    •
    Two new-generation taxoids acting as chemotherapy agents have demonstrated a broad spectrum of antitumor activity in taxoid-resistant tumor cell lines. The safety profile of these novel cytotoxics appears similar to that of Taxotere. Phase II studies are underway.

    •
    Flavopiridol — This innovative chemotherapeutic agent inhibits cyclin-dependent kinases through cell cycle arrest and cell death. Flavopiridol has demonstrated synergistic effects in combination with other cytotoxic agents and has also shown antitumor activity in early clinical studies. Aventis is initiating combination trials for flavopiridol with the chemotherapy agents Taxotere targeting lung cancer and Campto targeting colon cancer.

    •
    AVE-8062 is a novel compound for the treatment of cancer, which has demonstrated its potential efficacy in attacking tumor cells by cutting off a tumor's vital supply of blood. The worldwide rights to develop, manufacture and market AVE-8062 have been licensed to Aventis by Ajinomoto Co. Inc. of Japan.

    •
    ALVAC-CEA, a therapeutic vaccine for colorectal cancer, is designed to induce T-cell and antibody responses directed against specific cancer cells bearing the tumor-associated antigen CEA. Phase I studies in patients with advanced colorectal cancer have demonstrated immune responses generated against CEA, and disease stabilization was observed in one-third of the patients studied over a two-year period. A second-generation vaccine is intended to target multiple antigens.

    •
    Pralnacasan, a novel anti-inflammatory drug candidate has completed a phase II proof-of-mechanism trial in rheumatoid arthritis which demonstrated its ability to inhibit key mediators of joint inflammation and destruction by a novel mechanism of action. It has advanced into phase IIb. Proof-of-concept studies in osteoarthrits began in late 2002. Pralnacasan is being developed in cooperation with Vertex Pharmaceuticals Inc.

    •
    AVE-7688, a new compound for the treatment of hypertension and congestive heart failure is currently in phase I.

    •
    HP-184 for improving function in chronic spinal cord injury. Data from preclinical trials have indicated improved nerve conduction and ambulation and Aventis expects that this compound will reduce neuropathic pain in patients.

    •
    NV1FGF is a proprietary plasmid-based gene therapy that offers an innovative approach to induce the formation of new blood vessels. This compound is designed to help people who might otherwise face limb amputation due to lack of blood supply to the legs. Data from a phase I study demonstrated significant improvement in blood flow, healing of ulcerations, increasing skin oxygenation and pain reduction as well as formation of new blood vessels in arteriograms. Phase II trials are in progress.

    •
    Teriflunomide is an orally active immunomodulator that is being developed for the treatment of multiple sclerosis.

    •
    Anti-inflammatory compounds for asthma are currently in phase I/IIa, and have demonstrated high potency and a good pharmacokinetic profile. This new class of non-corticosteroid oral anti-inflammatory agents is being developed in cooperation with Inflazyme.

    •
    Anti-obesity drug candidates are currently in phase I trials.

    •
    Guanylate cyclase activators for the treatment of angina pectoris are currently in phase I to study their ability to relax blood vessels.

    •
    100,907 is a novel therapy for treatment of sleep disorders. As a selective serotonin (5-HT2a) antagonist, 100,907 demonstrated benefit in a recently completed phase I study. While sleep-inducing drugs often lead to tolerance and "rebound" effects during the night, 100,907 could reduce the number of night-time awakenings. Phase IIa proof-of-concept studies are in progress.

    •
    CRF-1 antagonists for the treatment of depression and anxiety are being developed in cooperation with Neurogen Corp.

    •
    SERM 3471 is a selective estrogen receptor modulator for the treatment and prevention of post-menopausal osteoporosis in cooperation with ProSkelia.

    •
    Factor Xa inhibitors are novel agents for the treatment and prevention of arterial and venous thrombosis that very selectively inhibit the plasma coagulation Factor Xa. This new generation of agents offers the potential to inhibit coagulation without the unwanted side effect of bleeding often observed with other antithrombotics.

        In addition to these primary development projects, several major line extensions are in clinical development. Line extensions are important elements of our growth, since many of our products are still in the early stages of their life cycle. We believe products such as Lovenox, Taxotere, Lantus and Actonel have significant growth potential ahead of them, and successful additional indications, formulations, market entries and line extensions would expand the breadth and depth of these products.

Key Line Extensions in Clinical Development

Product	Indication	Planned submission
Allegra	Perennial allergic rhinitis	2003 (U.S.)
	Allegra-D once-daily	2003 (U.S.)
	Orally disintegrating tablet	2003 (U.S.)
	Asthma	2004 (U.S.)
Campto	Gastric cancer	2003 (EU)
	Colorectal cancer adjuvant	2004 (EU)
Ketek	Pediatric use	2004 (U.S./EU)
Lovenox	Deep vein thrombosis prophylaxis	2003 (Japan)
	ST-elevated heart attack	2004 (U.S./EU)
Taxotere	Gastric cancer	2003 (U.S./EU)
	Adjuvant breast cancer	2003 (U.S./EU)
	Prostate cancer	2003 (U.S./EU)
	Neoadjuvant head & neck cancer	2004 (U.S./EU)

Regulatory achievements in 2002/3

Product	Indication	Achievements
Actonel (NCE)	Osteoporosis	Approved in Japan (January)
Actonel (LE)	Once-a week dosing	Approved in the U.S. (May); EU (December)
Allegra (LE)	Skin disease	Approved in Japan (April)
	Pediatric tablets	Submitted in the UK (EU-RMS) (March)
	Pediatric exclusivity	Approved in the U.S. (January 2003)
Daptacel	Diphtheria, tetanus and pertussis vaccine	Approved in the U.S. (May)
Fluzone Preservative-free	Pediatric dose influenza vaccine	Approved in the U.S. (September)
Ketek (NCE)	Respiratory tract infections	Submitted in Japan (January); FDA approvable letter (January 2003)
Lantus (NCE)	Diabetes	Submitted in Japan (April)
Lantus (LE)	Flexible dosing	Submitted in the EU/U.S. (June); approved in the EU (December)
Lantus (LE)	Pediatrics	Submitted in the EU (June)
Taxotere (LE)	1st line NSCLC	Submitted in the EU/U.S. (February) Approved in the U.S. (November) and the EU (January 2003)
	Esophageal cancer	Submitted in Japan (August)
Repevax	Diphtheria, tetanus, pertussis, polio vaccine	Approved in the EU (June)
Viatim	Typhoid fever and hepatitis A vaccine	Approved in the EU (July)

        EU-RMS = European Union Reference Member State for Mutual Recognition Procedure

        NCE = New Chemical Entity

        LE = Line Extension

        NSCLC = Non-small-cell lung cancer

Geographic Markets

        We generate the majority of our sales in the world's four largest pharmaceutical markets – the United States, France, Germany and Japan. In 2002, these countries accounted for 63.5% of core business sales compared to 61.9% in 2001.

        The United States, which is the world's largest pharmaceutical market, accounted for 39% of our core business sales in 2002 versus 36% in 2001. In 2002, Aventis was the largest research-based pharmaceutical company in both France and Germany. In Japan, we are aiming to establish Aventis as one of the leading non-domestic pharmaceutical companies.

        With a presence in more than 100 countries, Aventis is well-positioned in other important areas of the world to meet the growing needs of patients for innovative therapeutic and preventive healthcare solutions.

    •
    In Europe, which accounts for a 23% share of the global pharmaceutical market, Aventis is the third-largest pharmaceutical company. We have a very strong commercial, manufacturing and research presence in the region, particularly in France, Germany, the United Kingdom and Italy.

    •
    Aventis has sales and production operations throughout Asia-Pacific. In Japan, which is the world's second-largest national pharmaceutical market, we are aiming to expand by pursuing key regulatory filings, new indications and line extension approvals for our strategic brands. In 2002, we submitted New Drug Applications for Ketek and Lantus. In addition, Taxotere was submitted for approval in esophageal cancer. Actonel was approved and launched in Japan in 2002 and Allegra was approved and launched for itching associated with certain skin diseases. In early 2003, Lovenox will be submitted in Japan for the prevention of deep-vein thrombosis.

    •
    In Latin America, Aventis is structured into four geographic areas: Brazil, Mexico, Southern Cone and CANAM, which encompasses the Andean region, Central America, and Caribbean countries. The regional headquarters of Aventis in Latin America are in São Paulo, Brazil. Business is supported by industrial sites located in Mexico, Brazil, Argentina, Venezuela and Guatemala. In terms of sales, Mexico ranks seventh and Brazil tenth in the top ten Aventis countries.

Aventis Core Businesses – Sales by Country(1)

	YTD 2002	YTD 2001	Activity variance(2)	Structure variance
	(in € million)
United States	6,859	5,964	21.4%
France	2,295	2,245	4.7%	-2.3%
Germany	1,086	1,058	2.9%	-0.3%
Japan	923	987	2.7%	–1.5%
Italy	628	586	7.2%
United Kingdom	448	373	21.4%
Mexico	396	416	3.6%
Canada	387	371	11.4%
Spain	328	312	5.5%	-0.4%
Brazil	287	349	4.3%

Subtotal	13,639	12,663	13.1%	-0.6%
in % of total	77.5	76.4
Other countries	3,952	3,912	6.9%	1.8%

Total Net Sales	17,591	16,576	11.6%

(1)
Unaudited.
(2)
On a comparable basis.

        For a comprehensive breakdown of our group sales by geographic region, we refer you to Note 26 to the Aventis Consolidated Financial Statements included at Item 18 of this report.

Marketing and Distribution

        Aventis has a global sales force of nearly 20,000, including approximately 4,400 representatives in the United States. These representatives present the therapeutic and economic benefits of our products to physicians, pharmacists, hospitals, insurance groups, managed care organizations and other customers.

        During 2002, we successfully implemented initiatives to maximize the commercial value of our global strategic brands by fundamentally changing the way we manage their launch and life cycle. Cross-functional teams of business leaders from key countries jointly develop ambitious, locally driven global brand plan strategies aimed at achieving higher peak sales for our key strategic brands. By deploying more rigorous forecasting models based on data from systematic market research, we aim to proactively shape the market and our products.

        In order to enhance interactions between Aventis representatives and physicians, we are making use of virtual detailing and Web-enabled videoconferencing, for example via iPhysician.Net. Virtual detailing technologies are being deployed to increase the quality and efficacy of communications with physicians.

        In the United States, certain products such as the seasonal allergy drug Allegra and the flu vaccine Fluzone are also marketed directly to consumers by way of television, newspaper and magazine advertising.

        Aventis operates the e-commerce site VaccineShoppe (www.vaccineshoppe.com) in the U.S., which offers healthcare professionals the opportunity to go online for secure, automated product ordering. The site features immediate pricing confirmation and order-tracking functions as well as complete prescribing information for all Aventis vaccines and products.

        While seasonality does not impact the core pharmaceutical business significantly, sales of individual products such as the allergy drug Allegra/Telfast and flu vaccines may reflect seasonal fluctuations in demand. In the northern hemisphere, for example, approximately 80% to 85% of flu vaccine sales are generated between August and November.

        Although specific distribution patterns vary by country, Aventis generally sells its prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, physicians, hospitals, clinics, managed care organizations and government institutions.

        Aventis also pursues co-promotion/co-marketing opportunities with other companies when economically attractive. Major arrangements currently include an agreement with Procter & Gamble for the osteoporosis drug Actonel, with Teva Pharmaceuticals for the multiple sclerosis drug Copaxone, with Yakult for Campto, and with Daiichi for Tavanic.

  Competition

        Aventis operates in a global environment in which our pharmaceutical products compete primarily against other branded, patented drugs from large national and international competitors. However, we may also face competition, sometimes significant, from generic prescription products, which typically enter the market as patent protection and regulatory exclusivity expire, but they may also gain entry to the market through successfully challenging patents of the innovator company. Aventis also can be subject to competition from over-the-counter and behind-the-counter products, i.e. drugs available without a prescription but only dispensable by a trained pharmacist. This is often the case when, for example, a significant competing prescription drug switches to over-the-counter status, or a competing U.S. prescription product might be sold behind-the-counter in another country while our product is sold by prescription there.

        Another competitive issue facing pharmaceutical manufacturers is the increasing prevalence of parallel trade, which takes place when drugs sold abroad under the same trade name as in the domestic market are then imported into the home market by parallel traders, who repackage and resize the original branded product. The rationale for parallel imports lies in economic advantages arising from different prices for the drugs due to different sales costs, market conditions (e.g. intermediate trading stages) and tax rates or because of national price fixing arrangements. Although for the past few years parallel trade had been traditionally confined to some markets within the European Union, there are signs that it is now taking a foothold in several other regions including South Africa, the Philippines, India, Russia and Israel, and is expanding into eastern Europe under the EU Enlargement program.

        The global pharmaceutical industry, which is highly fragmented, is undergoing a process of consolidation worldwide, driven by rising research and development costs for new therapies, healthcare cost-containment efforts and the desire to achieve synergies and economies of scale. The ten leading producers account for about 46% of the market, with no single company estimated to account for more than 8% of total global pharmaceutical sales in 2002. Individual companies may have much higher market shares in specific countries or within a targeted therapeutic area. Our principal competitors are other international research-based pharmaceutical companies, particularly AstraZeneca, Bristol Myers Squibb, Eli Lilly, GlaxoSmithKline, Merck & Co., Novartis, Pfizer, Pharmacia, Roche, Sanofi-Synthélabo and Wyeth. In the human vaccines business, four main players control approximately 85% of the vaccine market: Wyeth, GlaxoSmithKline, Merck & Co. and Aventis Pasteur, each of which holds a roughly equivalent market share.

  Regulation

        The pharmaceutical industry is highly regulated. Government laws and regulations control testing, approval, manufacturing, labeling and marketing. Significant clinical trials must be conducted to establish for the satisfaction of regulatory authorities that proposed new products are safe and effective. Monitoring of adverse reaction reports continues after approval to assess a drug's continued safety. Regulatory authorities in many countries establish prices for many products. These requirements – which vary according to product and the jurisdiction concerned – are significant factors in determining whether a compound can be developed into a marketable product and in which markets it can be sold.

Product Regulation

        Prescription pharmaceuticals must receive regulatory approval before they can be marketed in individual countries. The regulatory requirements follow stringent standards that vary among different countries. In general, before a drug can qualify for marketing approval, a registration dossier must be submitted to a regulatory authority for review and evaluation. The registration dossier principally contains detailed information about the safety and efficacy of a new medication. It also provides details about the manufacturing process, the proposed production facility and information to be provided to patients. The registration process can last from a few months to several years and depends, among other things, on the jurisdiction in which the review takes place, the nature of the medication under review, the quality of the submitted data and the efficiency of the review procedure.

        If a drug meets the approval requirements, a regulatory authority may grant a product license for marketing. After the product launch and during marketing, the manufacturer monitors for potential adverse reactions and reports information as appropriate to the relevant regulatory authorities.

        The process of developing a pharmaceutical product from discovery through testing, registration and initial product launch typically takes 10 to 15 years and, according to recent research by the Tufts Center for Drug Development, exceeds US$ 800 million. There are three phases to clinical testing of unapproved new compounds in humans:

    •
    Phase I involves the first trial of a new compound in humans. The focus at this phase is an assessment of clinical safety, tolerability, and metabolic and pharmacologic properties. Testing generally is performed in a small number of human volunteers.

    •
    Phase II trials are controlled clinical studies that test the safety and efficacy of the compound in several hundred patients with the targeted disease. The goals of this phase include determining the appropriate dose(s) for further testing and evaluating potential study endpoints, as well as identifying common side effects and risks that may be associated with the drug.

    •
    Phase III trials establish safety and effectiveness for regulatory approval for indicated uses and to evaluate overall benefit-risk relationship. These studies usually include from several hundred to several thousand people.

        The results of these clinical trials are then submitted to appropriate regulatory authorities with the objective of obtaining approval to sell the drug. After approval and commercial launch, additional clinical trials may be conducted to further evaluate the safety and efficacy of the products in large patient groups and to investigate potential new applications.

        The principal regulatory authority in the United States is the Food and Drug Administration (FDA), which administers and executes requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of prescription pharmaceuticals. Pharmaceutical companies and the FDA follow careful scientific procedures to evaluate drug safety at four distinct stages:

1.
Preclinical safety assessment

2.
Pre-approval safety assessment in humans (clinical trials)

3.
Safety assessment during FDA regulatory review (usually completed in 10 to 12 months)

4.
Postmarketing safety surveillance

        In the European Union, there are two procedures for granting marketing authorization:

    •
    The centralized procedure is compulsory for medicinal products derived from biotechnology and is also available at the request of companies for other innovative products including all new active ingredients. In the centralized procedure the license application is submitted directly to the European Agency for the Evaluation of Medicinal Products (EMEA), in London. After assessing the application, as a rule within the stipulated 210 days the Committee for Proprietary Medicinal Products (CPMP) votes on its acceptance or rejection. Within a further 90 days the European Commission takes a final binding decision. During the decision-making process a Member State can oppose the decision. Approval via the centralized procedure is valid through the European Union without further action and the drug may be marketed within all EU member states.

    •
    The Mutual Recognition Procedure operates by having one country carry out the primary evaluation of a new compound. The other EU member states then have 90 days to decide if they accept or reject the decision made by the reference member state. If the countries do not follow the decision of the reference country, then the process can be referred to the CPMP and will be reviewed there as in the centralized procedure. The European Commission makes the formal decision based on this evaluation. Taking into account the Commission's decision, each member state will individually make a decision with respect to the application, which may or may not be consistent with the Commission's decision.

        In Japan, although the Japanese regulatory authorities now recognize foreign clinical data developed outside of Japan, we still face two particular challenges that make the approval process sometimes difficult for drugs developed outside of Japan. First, the Japanese regulatory authorities request so-called "bridging studies" to verify that foreign clinical data is applicable to Japanese patients. Second, the Japanese authorities require the tests to determine appropriate dosages for Japanese patients be conducted on Japanese patient volunteers. Due to these requests, delays of two or three years in introducing a drug developed outside Japan to the Japanese market are possible.

        In recent years, efforts have been made between the European Union, the United States and Japan to achieve shorter development and registration times for medicinal products by harmonizing the individual requirements of the three regions. The process is called the International Conference on Harmonization. For the foreseeable future, however, approval must be obtained in each market.

Price Controls

        In most markets in which Aventis operates, governments exercise some degree of control over pharmaceutical prices. The nature of these controls and their effect on the pharmaceutical industry vary greatly from country to country. In recent years, national healthcare reimbursement policies have become more stringent in a number of countries in which we do business as part of an overall effort to reduce the cost of healthcare. Different methods are applied to both the demand and supply side to control pharmaceutical costs, such as reference pricing, patient co-payment requirements, reimbursement limitations and volume containment measures.

        We believe that the governments in markets important to our businesses will continue to enact measures in the future aimed at reducing the cost of pharmaceutical products to the public. It cannot be predicted with certainty what future effects the various pharmaceutical price control efforts will have on our pharmaceutical business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and consequently, also for Aventis. Increasing budgeting and price controls, the inclusion of patent-protected drugs in fixed price systems and approved drug lists and other similar measures may continue to occur in the future.

        United States.    In the United States, Medicaid, Medicare and other healthcare programs govern provider reimbursement levels in many cases. The Medicaid program requires that pharmaceutical manufacturers pay rebates to individual states on Medicaid reimbursed pharmaceutical products so that the Medicaid program receives the manufacturer's "Best price." U.S. federal and state governments are actively seeking ways to reduce the costs of pharmaceutical products paid for with federal and state funds. Further attempts to reform Medicaid/Medicare can be expected to shift public sector beneficiaries from traditional fee-for-service coverage into managed care plans.

        France.    In France, the government regulates prices on new prescription pharmaceutical products and price increases on existing drugs. In 2002, the French government introduced another new set of healthcare reforms known as the "Mattei Plan." This plan is aimed at redefining reimbursement conditions and criteria for the pricing of pharmaceutical products through the Drug Pricing Committee, and encouraging generic drug development. In June 2002, French doctors and health insurers reached an agreement under which doctors were given an incentive to prescribe by international non-proprietary names (INN). A new reference pricing system is to be introduced in France in July 2003 under which the government will reimburse off-patent products only up to a certain level with patients paying the remainder. In addition, the French health ministry has proposed to delist several hundreds products of "insufficient" medical benefit. In return, the government introduced the principle of a "fast-track" procedure to set prices and provide reimbursement for new innovative drugs. This measure could extend by many months the commercialization duration under patent.

        Japan.    The Ministry for Health, Labor and Welfare ("MHLW") controls the pricing of pharmaceutical products in Japan. The MHLW determines the drug reimbursement price paid by the National Health Institute ("NHI") to medical institutions. The NHI drug reimbursement price is determined for each prescription drug by the MHLW. The price of a new drug is based on the daily price of comparable drugs, with certain premiums added as necessary. Since the price at which medical institutions purchase drugs can be set at a price lower than the reimbursement price through negotiation with wholesalers, a gap may exist between the selling price and the NHI drug price. Periodically, the MHLW carries out a revision of drug reimbursement prices aimed at bringing NHI prices closer to the market prices.

        Germany.    Since the late 1980s the German government has imposed a wide range of supply- and demand-side restrictions intended to curb the level of overall spending on pharmaceuticals. A reference pricing system that requires patients to pay the difference between the actual price of the prescribed drug and the reference price has been in existence since 1989. In practice, patients are not generally willing to pay the difference. As a result, pharmaceutical companies face the decision either to adopt the reimbursement price or risk a substantial drop in prescriptions. Since 1993, all prescription drugs have been subject to patient co-payments that depend on the pack size. In order to restrict the prescribing practices of physicians, prescription drug budgets for physicians were in effect from 1993 through the end of 2001. Physicians were penalized if they exceeded their budgets. New legislation replacing these budgets requires the negotiation of pharmaceutical expenditures between the Institutes of Statutory Health Insurance (SHI) and the National Association of SHI-accredited Physicians, and individual prescription limits for physicians. The objectives of the legislation include an increase in the prescribing of generic and imported drugs. In addition, sickness funds and pharmacists have agreed on a quota for sales of imported pharmaceuticals (parallel imports) of 5.5% of the German market for 2002, which will increase to 7% in 2003. To encourage greater use of generics, generic substitution by pharmacists, commonly referred to as the aut-idem law, was introduced in February 2002. Under healthcare legislation that came into effect on January 1, 2003, pharmaceutical companies are required to provide a 6% rebate on innovative medicines which are not covered by pharmacy substitution or reference pricing but are reimbursed by the statutory health insurance.

        Italy.    A series of cost-cutting initiatives were introduced in Italy in 2002, including the introduction of a reference pricing system and a 5% pharmaceutical price cut. A new reimbursement system, which will set maximum reimbursement limits by therapeutic class, is expected to take effect in January 2003. Under the new system, government reimbursements will be set at a level determined by the Health Ministry's Pharmaceutical Committee (CUF) based on sales by defined daily dose for all active ingredients. Products priced at levels above the reference prices will no longer be reimbursed unless their prices are cut. The maximum price reduction per product has been set at 13%.

        United Kingdom.    The Department of Health has power, now contained in the Health Act 1999, to limit prices of pharmaceuticals and control the profits of pharmaceutical companies. Against this background, a voluntary agreement called the Pharmaceutical Price Regulation Scheme (PPRS) has been concluded between the industry association and the Department of Health. Within a framework relating to profit (as defined), manufacturers are free to set initial prices but restricted in making subsequent price changes. The current form of the PPRS runs from 1999 to 2004. The National Institute for Clinical Excellence (NICE) is empowered to issue guidelines in relation to therapeutic areas and guidance on the clinical effectiveness and cost effectiveness of particular treatments. Guidance by NICE influences the extent to which supply of the product is financed within the National Health Service.

  Intellectual Property

        Aventis invested € 3.14 billion in core business R&D activities in 2002, and we are committed to rigorously protecting the value of the intellectual property associated with these activities.

        Intellectual property includes patents, trademarks, registered designs and copyrights as well as all of the inventions and innovations of significant commercial value which arise from our drug discovery, development, manufacturing, marketing and other business activities.

        Aventis has obtained patents covering our important pharmaceutical products in major markets and we intend to secure patent protection for products currently under development. We routinely monitor the activities of our competitors relating to our intellectual property, and we intend to enforce our intellectual property rights as necessary.

        In the United States, the Hatch-Waxman Act of 1984 significantly influences the effectiveness of regulatory protection for prescription drugs (other than biological products). This Act assures that a newly approved drug or indication benefits from a statutory period of exclusivity (five years for a new drug and three years for a new indication for an existing drug) during which the U.S. Food and Drug Administration (FDA) will not grant marketing approval to generic competitors, even in the absence of patent protection on the original product. However, the expiration of the five-year exclusivity period does not reduce any patent protection that may otherwise apply. The same Act, however, has greatly accelerated the approval process for generic competitors using the same active ingredients once the statutory exclusivity (also referred to as "data exclusivity") has expired. The Act may actually encourage more aggressive legal challenges to the patent protection of the original products.

        Our portfolio of strategic brands sold in the United States is subject to the overlapping provisions of patent protection and Hatch-Waxman "data exclusivity." These products may be subject to increased risk of competition from generics approved by the FDA. In particular, "data exclusivity" has expired with respect to a number of our products, including some strategic brands, and applications for approval of generic versions have been, or at any time can be, filed by third parties. The following is a description of U.S. patent and "data exclusivity" coverage of our strategic brands sold in the United States:

Actonel (risedronate sodium)

        Procter & Gamble holds the New Drug Application (NDA) for Actonel that was filed with the FDA. The U.S. patent claiming the active ingredient, risedronate sodium, as a compound expires in December 2013, and patents covering different formulations expire in 2017 and 2018. This drug has non-patent "data exclusivity" as a new chemical entity until March 2003 and non-patent "data exclusivity" covering various indications that expires in April 2003.

Allegra/Telfast (fexofenadine)

        Aventis Pharmaceuticals Inc., the U.S. pharmaceutical business of Aventis, filed patent infringement lawsuits against Barr Laboratories, Inc., in August and September of 2001 and in January 2002 after Barr filed Abbreviated New Drug Applications (ANDAs) seeking authorization to produce and market a generic version of fexofenadine HCl 60 mg capsules, 30, 60 and 180 mg tablets of fexofenadine HCl, and Allegra-D. In addition, Aventis Pharmaceuticals Inc. filed a patent infringement lawsuit against Impax Laboratories in March 2002 after Impax filed an ANDA for a generic version of Allegra-D. In the U.S., Aventis holds multiple method of use, formulation, process and composition patents with respect to Allegra. Under applicable federal law, marketing of FDA-approved generic fexofenadine HCl capsules or tablets or Allegra-D may not commence unless and until a decision favorable to a generic challenger is rendered in the patent litigation or until 30 months have elapsed, whichever comes first. Regulatory exclusivity for tablet formulations of Allegra expires in the third quarter of 2003. In late 2002 and early 2003, three other generic companies filed ANDAs for Allegra products. API has either brought a patent infringement lawsuit or is evaluating its legal options with respect to these additional filings.

Amaryl (glimepiride)

        Non-patent "data exclusivity" for Amaryl expired in November 2000, but the U.S. patent claiming the active ingredient, glimepiride, as a compound does not expire until April 2005.

Arava (leflunomide)

        Arava has non-patent "data exclusivity" as a new chemical entity until September 2003.

Lantus (insulin glargine)

        Lantus has non-patent "data exclusivity" until October 2005 (extended from April 2005 due to pediatric exclusivity). The patent claiming the active ingredient, insulin glargine, as a compound does not expire until March 2015.

Lovenox/Clexane (enoxaparin sodium)

        Non-patent "data exclusivity" for Lovenox/Clexane as a new chemical entity expired in March 1998. This product currently has non-patent "data exclusivity" covering one indication that expires in late 2003. Aventis holds two U.S. patents relating to Lovenox/Clexane that expire in 2004 and 2012, respectively.

Nasacort (triamcinolone acetonide)

        Nasacort currently has a method of treatment patent expiring in 2007 and Nasacort AQ currently has two formulation patents expiring in 2016. At the present time, this product no longer benefits from non-patent "data exclusivity."

Taxotere (docetaxel)

        Non-patent "data exclusivity" for Taxotere as a new chemical entity expired in May 2001. The U.S. patent claiming the active ingredient, docetaxel, as a compound expires in May 2010, and a number of other U.S. patents covering this drug do not expire until between 2012 and 2013. In addition, non-patent "data exclusivity" covering one indication expired in December 2002.

Delix/Tritace (ramipril)

        Aventis does not market Delix/Tritace in the United States. In the largest markets for this drug, patents claiming the active ingredient, ramipril, as a compound expire in Germany and Great Britain in 2004, in France in 2006 and in Italy in 2010. Aventis holds other patents in certain of these countries that expire between 2005 and 2008. In Canada, the patent claiming the active ingredient as a compound expires in 2018. However, an application for a generic version of Delix/Tritace, which challenges this patent, has been submitted to Canadian regulatory authorities. In addition, an ANDA for a generic has been filed in the U.S., where Aventis manufactures ramipril for the U.S. marketer. If this or any other ANDA for a generic ramipril is approved in the U.S., it could negatively affect Aventis' revenues from manufacturing the product for U.S. distribution.

Property, Plant & Equipment

        Our principal production plants and manufacturing facilities are located in France, Germany, the United States, the UK, Italy and Singapore.

        The global Industrial Operations function of Aventis, which supplies approximately 450 brands in 29,000 presentation forms, consists of a network of roughly 55 sites in about 30 countries.

        In 2002, Industrial Operations introduced several new initiatives to support the product leadership strategy of Aventis, to align its processes with those of DI&A and Commercial Operations and to differentiate and focus the plant network on strategic and non-strategic brands. As a result, a new product organization and site network structure have been established; the implementation of this site network concept began in 2002.

        Headquartered in Frankfurt, Germany, Industrial Operations comprises:

    •
    Active Pharmaceutical Ingredient (API) Operations, which is responsible for global production, process development and bulk sales of active pharmaceutical ingredients. API employs around 6,500 people in nine countries. The products of API cover 80% of our global demand for active ingredients. API produces more than 300 different active ingredients. Currently, there are 13 Production sites and five Process Development sites.

    •
    Drug Product (DP) Operations, which is responsible for global manufacturing of drug products. DP Operations is divided in the regions North America, France, Germany, North and South Europe, International, Japan and Latin America.

    •
    Global Quality and EHS looks after quality issues at Industrial Operations as well as all environment safety and health issues of Aventis.

    •
    Global Purchasing provides purchasing services for Aventis.

Our major Active Pharmaceutical Ingredient (API) sites are located in:

France

Vitry

        The Vitry site is dedicated to the production of pharmaceutical active ingredients for several therapeutic areas, such as oncology, cardiovascular diseases, anti-infectives, anti-inflammatories and neuroleptics. The area of the site is 210,000 m2 and is FDA-approved.

Vertolaye

        Production at this site, which covers an area of 200,000 m2, is dedicated to pharmaceutical active ingredients, most of them for human use, and a few for veterinary use. The site has been approved by the FDA since 1974. The site is well-equipped and experienced in final processing of active ingredients, including micronization.

Neuville

        The site area is about 300,000 m2 and includes all necessary resources for production, as well as process development. It is FDA approved since 1981.

        Smaller API sites are located in Elbeuf, Le Mans, Ploërmel, Romainville and Villeneuve.

Germany

Frankfurt-Höchst

        The site covers an area of around 4 km2 and is located in the suburb of Höchst, 10 km outside Frankfurt. Within API, seven production plants belong to the chemistry and another five to the biotechnology departments. The site is FDA approved.

Italy

Brindisi

        The Aventis site is dedicated to fermentation (one plant) and the corresponding chemical down-stream processing steps (two plants), covers 150,000 m2. The site is FDA approved.

Garessio

        The Aventis site is exclusively dedicated to the chemical production of active ingredients and intermediates. It covers 280,000 m2 and is FDA approved.

Jurong, Singapore

        The Aventis site covers an area of 40,000 m2 and employs 100 people in two chemical plants. Aventis has reserved the right to lease an adjacent second plot of land (4,000 m2) which would allow for future expansion. The site mainly produces enoxaparin, the active ingredient of Lovenox. The site is FDA approved.

Ankleshwar, India

        API operates two multi-purpose chemical plants producing active ingredients for the region as well as intermediates for the global API network. The entire site, which is shared with Bayer CropScience, covers an area of 180,000 m2.

Drug Product Operations (DPO) has eight sites with a strategic brand focus:

Location	Strategic brand
United Kingdom
Dagenham	Taxotere, Campto
Holmes Chapel	Nasacort AQ
France
Le Trait	Lovenox
Maisons-Alfort	Lovenox
Germany
Frankfurt-Höchst	Lantus, Insuman, insulin glulisine (1964)
United States
Kansas City	Allegra, Amaryl, Tritace, Ketek
Italy
Agnani	Targocid, Synercid
Scoppito	Allegra, Amaryl, Tritace, Ketek

        Drug Product Operation sites with a non-strategic brand focus are also located in Compiegne, France; Kawagoe, Japan; Laval (Quebec), Canada; Suzano, Brazil; and Ocoyoacac, Mexico.

        The policy of Aventis is generally to acquire our own facilities or lease them under long-term leases. The net book value of our property, plant and equipment was € 4,455 million as of December 31, 2002. Our pharmaceutical production plants and manufacturing facilities are in full compliance and generally adequate to meet our needs for the foreseeable future. However, we conduct annual reviews of our production plants with regard to environment, health and safety issues, quality compliance and capacity utilization. Based on this review, we record, if necessary, impairment losses for the modernization, divestment or closing of specific production plants. We are not aware of any environmental issues that we believe could have a significant effect on the utilization of our industrial assets.

        The locations and size of our manufacturing facilities for human vaccines are as follows:

Marcy l'Etoile; 340,000 m2
Val de Reuil, France: 290,000 m2
Swiftwater, Pennsylvania U.S.A. 1,100,000 m2
Toronto, Canada: 210,000 m2

        For more information on our Property, Plant and Equipment, see "Item 5. Other Material Financial Elements" and Note 3 of the Aventis Consolidated Financial Statements included at Item 18 of this Annual Report.

        For a discussion of environmental factors related to our principal production plants and manufacturing facilities, we refer you to Exhibit 99.1, the "Aventis Sustainability Report for 2002," the portion of which under the caption "Environmental Performance" is incorporated herein by reference.

Non-Core Businesses

  Aventis CropScience

        In October 2001, Aventis and partner Schering AG of Germany announced the intention to divest Aventis CropScience to Bayer AG in a sale assigning this business an enterprise value of approximately € 7.25 billion, including € 1.9 billion in debt. The transaction closed on June 3, 2002. Bayer is currently seeking a substantial post-closing price adjustment as permitted under Section 6 of the stock purchase agreement between us and Bayer. Bayer also has requested compensation for damages it claims to have suffered as a result of alleged inaccurancies in contractual representations and warranties. Aventis has recorded provisions that it believes will be sufficient to cover potential liability to Bayer. Up until its disposal in June 2002, Aventis CropScience generated consolidated sales for Aventis of € 1,831 million compared to € 4,303 million for all of 2001.

  Aventis Animal Nutrition

        In April 2002, we completed the sale of the animal nutrition business to CVC Capital Partners Ltd., a Europe-based financial private equity company. Up until its disposal in April 2002, the animal nutrition business generated consolidated sales for Aventis of € 143 million compared to € 572 million for all of 2001.

  Aventis Behring

        The therapeutic proteins business, Aventis Behring, is a global leader in the therapeutic protein and recombinant products industry, providing a wide range of innovative, high quality therapies and unique support services to patients worldwide. Sales in 2002 totaled € 1,068 million, which compares with € 1,129 million in 2001.

  Rhodia

        As of December 31, 2002, Aventis held a 25.2% equity stake in the specialty chemicals group Rhodia, which was formerly a unit of Rhône-Poulenc and was listed on the Paris stock exchange as well as the New York Stock Exchange in 1998. After the listing, Rhône-Poulenc continued to divest its interest in Rhodia through a secondary placement of Rhodia shares and an issuance of notes exchangeable into the remaining Rhodia shares held by Aventis. The notes had a principal amount of € 23.22 each and were exchangeable at the option of the holder into one share of Rhodia until October 2003 (subject to early redemption rights of Aventis). On November 29, Aventis launched a cash tender offer with respect to all of its 45,211,662 outstanding 3.25% exchangeable bonds due October 22, 2003, nominal value € 23.22 each. Following the five-day offer period that closed on December 5, 2002, almost all the bonds had been tendered, and Aventis acquired 98.6% of the bonds initially issued. This level was well above the 80% minimum acceptance threshold and Aventis has exercised its early redemption option on all the outstanding bonds. The early redemption was completed on January 17, 2003. This tender offer and redemption will provide Aventis with increased flexibility regarding the disposal of its stake in Rhodia. In connection with our 1999 business combination, we have committed to the European Commission that we will complete this disposal by April 2004.

  Wacker

        In December 2000, we agreed to sell our 50% stake in Wacker-Chemie GmbH, a 50-50 joint venture between Hoechst and the Wacker family trust, to the Wacker family in two stages. In the first stage carried out in January 2001, Alexander Wacker Familien GmbH, a holding company in which the remaining 50% stake in Wacker is held, acquired the majority of voting rights in Wacker via a capital increase, and gained management control over the group. Hoechst is currently in discussions with the Wacker family concerning the terms and the timing of the second stage of the transaction.

  DyStar

        Aventis, through its Hoechst subsidiary, holds a 35% stake in DyStar, a global leader in the textile dyes business. In October 2000, DyStar was enlarged to include the textile dyes business of BASF, a former principal competitor, from its prior status as a 50–50 joint venture between Hoechst and Bayer. Under the new structure, Hoechst and Bayer each hold a 35% stake and BASF holds 30%.

  Dade Behring

        Dade Behring, a leading diagnostics company, was formed in 1997 through the combination of Hoechst's diagnostics business, Behring Diagnostics, with Dade International. We have classified our stake in Dade Behring as a non-strategic holding since January 1, 2001 and wrote off its book value in full in 2001.

        On August 1, 2002 Dade Behring filed for a voluntary reorganization under Chapter 11 of the U.S. bankruptcy law. On October 3, Dade Behring emerged from Chapter 11. At that point Aventis contributed its 51.8% stake and is now no longer a shareholder.

Item 5.    Operating and Financial Review and Prospects

        We have prepared the Aventis Consolidated Financial Statements included in this Annual Report at "Item 18" in accordance with French generally accepted accounting principles. The differences between these accounting principles and those generally accepted in the United States, commonly referred to as U.S. GAAP, that have a material impact on the Aventis Consolidated Financial Statements are described in Note 34 to the Aventis Consolidated Financial Statements included in this Annual Report, together with the reconciliation of our net income and selected other items to U.S. GAAP.

Aventis Results of Operations: 2002 compared to 2001

  Overview of 2002: Sustaining Growth as a Pure Pharmaceutical Company

        Having successfully completed the divestiture of the Aventis CropScience and Aventis Animal Nutrition businesses in 2002, we are achieving our goal of becoming a pure pharmaceutical company. However, other activities remain that we classify as non-core businesses. We intend to complete the divestiture of these activities in the near future.

  Core Business

        Our core business comprises activities that the Group considers to be strategic and intends to retain. It includes:

    •
    Prescription drugs

    •
    Human vaccines

    •
    Our 50% equity interest in Merial (animal health) (accounted for using the equity method)

    •
    Corporate activities (comprised mainly of parent and holding companies, financing and insurance entities).

        In May 2002, we set up a new captive insurance and reinsurance company, Carraig, which has an authorized share capital of € 500 million (of which € 200 million has been subscribed).

        Within our core business, we are concentrating on our strategic brands in order to maximize their commercial potential. At the same time, we are continuing to optimize our product and geographic mix. To support our goal of remaining among the fastest-growing multinationals in the pharmaceutical industry, we are leveraging the market potential of our key products and aiming to expand our sales base in the U.S. and other key markets. We are focusing our research activities on key therapeutic areas for which we anticipate strong growth potential to expand our franchises in selected disease areas. With our existing products, planned new products and improved financial flexibility, we believe that we are positioned to deliver sustainable growth for the years ahead.

  Non-Core Business

        The disposal of our non-core activities is nearing completion. During the first half of 2002, we finalized the divestiture of two major non-core activities, Aventis Animal Nutrition and Aventis CropScience. The sale of Aventis CropScience was completed, subject to a post-closing price adjustment clause on June 3, 2002 and the sale of Aventis Animal Nutrition was completed on April 2, 2002 (see "Item 4. Information on the Company—Non-Core Businesses"). These two divestitures contributed to the overall reduction of our Group net debt by € 5.7 billion and enhanced our financial flexibility, offering us the possibility to strengthen our pharmaceutical business through targeted acquisitions and in-licensing agreements. The statements of operations include the income of these activities until the date of their disposal, the result on disposal, as well as other charges related to divested activities, but incurred after the date of disposal.

        We have prepared pro forma condensed financial information for the year ended December 31, 2002 to reflect our disposal of the Aventis CropScience business and Aventis Animal Nutrition as if both of these divestitures had been completed on January 1, 2002, rather than on the actual dates of completion. This information is included in Note 30 to the Aventis Consolidated Financial Statements.

        In 2002 our management determined that the Aventis Behring therapeutic proteins business line would no longer be considered part of our core business. Negotiations are in process to divest this business.

        Our non-core business also includes our interests in the chemical companies Rhodia, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interest in the specialty chemical company Clariant, which we account for as an investment. We have also entered into an agreement to sell our interests in Wacker (see "Item 4. Information on the Company — Non-Core Businesses — Wacker").

  Financial Information for 2002 and 2001

        Activity and Currency Variance:    We generally include an analysis of net sales in terms of activity variance, which measures the overall effect of changes in volumes and average price levels on our net sales, holding currency conversion effects and structural effects constant between the two periods being compared. As used in this report, currency variance measures the effect of changes in the rates of currency conversion on the nominal net sales amounts reported for the two periods being compared. The variance figures are coefficients and not absolute amounts, which means adding activity variance, structure variance and currency variance will not necessarily give total variance (although the results may coincide due to rounding). Percentages have been calculated before rounding the data.

        Definition of EBITA line as presented in statements of operations:    EBITA is an unaudited non-GAAP measure that we define as operating income (loss), excluding goodwill amortization, plus equity in earnings from affiliated companies. We have included EBITA information because it is one of the measurements we use to assess our financial performance. Our EBITA may not be comparable to EBITA as defined by other companies. We believe EBITA is a measure commonly used by financial analysts and others in the pharmaceutical industry.

        Definition of EBIT line as presented in statements of operations:    EBIT is an unaudited non-GAAP measure that we define as operating income (loss), plus equity in earnings from affiliated companies. We have included EBIT information because it is one of the measurements we use to assess our financial performance. Our EBIT may not be comparable to EBIT as defined by other companies. We believe EBIT is a measure commonly used by financial analysts and others in the pharmaceutical industry.

        Definition of Basic Earnings Per Share (EPS) before goodwill amortization:    Basic EPS before goodwill amortization is an unaudited non-GAAP measure that we define as basic earnings per share (EPS) excluding goodwill amortization. We have included basic EPS before goodwill amortization since we consider this measurement to be relevant to an understanding of the performance of our activities.

Aventis Financial Information and Analysis for 2002 and 2001

Statement of Operations

	Aventis Group
	2002	2001
	(in € million, except per share information in €)
Net sales	20,622	22,941
Production costs and expenses	(6,578)	(7,943)
Selling, general and administrative costs and other revenues – net	(6,705)	(7,178)
Research and development	(3,420)	(3,481)
Provisions for restructuring	(68)	(50)
Goodwill amortization	(1,021)	(650)

Operating income	2,830	3,639

Equity in earnings of affiliated companies	51	85
Interest expense – net	(309)	(704)
Miscellaneous non-operating income and expenses – net	1,120	(134)

Income before taxes and minority interests	3,692	2,886

Provision for income taxes	(1,430)	(1,111)
Minority interests	(86)	(142)
Preferred remuneration	(85)	(128)

Net income	2,091	1,505

Average number of outstanding shares (in million shares)	793	788
Basic earnings per share (EPS)	2.64	1.91
Basic EPS before goodwill amortization(1)(2)	3.92	2.74
EBITA(1)(3)	3,901	4,374
EBIT(1)(4)	2,881	3,724

(1)
These lines are unaudited and non-GAAP financial measures.
(2)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization", above.
(3)
Please refer to the paragraph "— Definition of EBITA line as presented in statements of operations", above.
(4)
Please refer to the paragraph "— Definition of EBIT line as presented in statements of operations", above.

COMMENTS ON RESULTS OF OPERATIONS

        Consolidated net sales totaled € 20,622 million in 2002, a decrease of 10.1% from consolidated net sales of € 22,941 million in 2001. This decrease was primarily due to the divestiture of Aventis Animal Nutrition on April 2, 2002 and of Aventis CropScience on June 3, 2002, and was partially offset by growth in our core business. The increase in our core business sales amounted to 6.1% from 2001 with an activity growth of 11.6%. The currency translation effect, which reduced our reported net sales by approximately 5.5%, results mainly from the decline of the U.S. dollar and from Latin American currencies.

        Production costs and expenses totaled € 6,578 million in 2002, a decrease of 17.2% from € 7,943 million in 2001, due primarily to the above-mentioned divestitures.

        Selling, general and administrative costs and other revenues net decreased 6.6% to € 6,705 million from € 7,178 million in 2001, mostly as a result of the above-mentioned divestitures.

        Research and development spending totaled € 3,420 million, compared to € 3,481 million in 2001 and includes € 3,141 million spent on research and development in our core business. A total of € 2,872 million was spent on research and development for prescription drugs and € 269 million on human vaccines.

        Provisions for restructuring totaled € 68 million compared to € 50 million in 2001.

        Goodwill amortization totaled € 1,021 million compared to € 650 million in 2001. Despite the reduction in goodwill amortization related to the disposal of Aventis CropScience, amortization increased in 2002. This increase was mainly caused by the impairment of Aventis Behring goodwill, which amounted to € 448 million.

        Operating income totaled € 2,830 million in 2002 against € 3,639 million in 2001. This decrease was mainly due to a lower sales base in 2002 as a result of the above-mentioned disposals (Aventis CropScience and Aventis Animal Nutrition) and due to the higher amortization of goodwill as compared to 2001.

        Equity in earnings of affiliated companies totaled € 51 million in 2002 compared to € 85 million in 2001. This decrease is mainly due to the prolonged decline in the market value of Rhodia in 2002. This decline led the Group to record an impairment to reduce the carrying value of its investment to its market value.

        EBITA totaled € 3,901 million in 2002 compared to € 4,374 million in 2001.

        Interest expense – net totaled an expense of € 309 million in 2002 compared to an expense of € 704 million in 2001, due primarily to a reduction in the net financial indebtedness of Aventis (principally as the result of the application to debt reduction of proceeds received on the disposal of businesses) and also due to a reduction in average interest rates.

        Miscellaneous non-operating income and (expenses) – net, totaled an income of € 1,120 million in 2002 compared to an expense of € 134 million in 2001. Gains on sale of assets were recorded under this caption both in 2001 and 2002. In 2002, the gains on sales of assets were € 1,917 million compared to € 545 million in 2001. This increase was due primarily to the gain made on the disposal of Aventis CropScience. The sale resulted in a gain of € 2.07 billion net of an increase of provisions for third party claims.

        Excluding the gains on sale of assets, miscellaneous non-operating income and (expenses) – net totaled an expense of € 797 million in 2002 compared to an expense of € 679 million in 2001.

        The net expense of € 797 million recorded in 2002 included mainly:

    •
    provisions for risks and environmental settlements related to the indemnification agreements with other disposed businesses (mainly Rhodia, Nutrinova and InfraServ Höchst) of € 270 million,

    •
    settlement costs for litigations pertaining to previously disposed products amounting to € 164 million, and

    •
    provisions for various investments amounting to € 234 million (notably Millennium Pharmaceuticals for € 137 million).

        (See Note 23 to the Aventis Consolidated Financial Statements for further information).

        Income before taxes and minority interests was € 3,692 million in 2002 compared to € 2,886 million in 2001.

        Net income was € 2,091 million in 2002 compared to € 1,505 million in 2001.

        Basic Earnings Per Share (EPS) in 2002 were € 2.64 compared to € 1.91 in 2001.

Condensed Balance Sheet

	Aventis Group
	2002	2001
	(in € million)
Marketable securities, short-term deposits, cash	1,299	1,514
Other current assets	8,347	11,270
Investments and other assets	5,828	6,445
Property, plant and equipment	4,455	5,740
Intangible assets	11,144	14,264

Total assets	31,073	39,234

Other liabilities	14,500	15,106
Debt	4,752	10,710
Redeemable partnership interest	238	284
Minority interests	159	913
Amortizable preferred securities	89	200
Stockholders' equity	11,335	12,021

Total liabilities	31,073	39,234

Consolidated Statements of Cash Flows

	2002	2001
	(in € million)
OPERATING ACTIVITIES:
Net income (loss) (after income tax and before preferred remuneration)	2,176	1,633

Elimination of expenses and income without effect on cash:
Depreciation and amortization of assets	2,216	2,075
Provisions for losses on operating assets	72	8
Change in other long-term provisions	981	(81)
Net capital (gains) from sales of assets	(2,187)	(545)
Equity in earnings of affiliated companies, net of dividends received	114	89
Unrealized exchange differences	(2)	(111)
Minority interests in net income of consolidated subsidiaries	86	142
Deferred tax	143	40

	1,423	1,617

Increase/decrease in operating assets and liabilities (excluding net operating assets acquired):
(Increase)/decrease in accounts receivable	(1,202)	(372)
(Increase)/decrease in inventories	(93)	(38)
Increase/(decrease) in accounts payable	(165)	78
Change in other operating assets and liabilities	(280)	195

	(1,740)	(137)

Net cash provided by operating activities	1,859	3,113

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,000)	(1,245)
Other capital expenditures	(459)	(486)
Proceeds from sales of assets	4,654	1,063
Increase in loans and short-term investments of more than three months	–	(52)
Decrease in loans and short-term investments of more than three months	44	–

Net cash (used)/provided by investing activities	3,239	(720)

FINANCING ACTIVITIES:
New long-term borrowings	135	5,404
Repayment of long-term borrowings	(2,931)	(7,252)
(Decrease)/Increase in bank overdrafts and short-term borrowings	(1,091)	(284)
Issuance of ordinary shares including additional paid-in capital	199	429
Mandatorily redeemable partnership interest	—	279
Repurchase of treasury shares	(383)	(137)
Amortization of amortizable preferred securities	(122)	(85)
(Purchase) of minority interest	(212)	(5)
Dividends paid by the Group	(490)	(437)
Preferred remuneration paid	(113)	(109)

Net cash (used) by financing activities	(5,008)	(2,197)

Net effect of exchange rate changes on cash	(60)	15

Increase/(Decrease) in net cash and cash equivalents	30	211

Cash and cash equivalents at beginning of year	814	661
Net effect of consolidation changes on cash and cash equivalents	(88)	(58)

CASH AND CASH EQUIVALENTS AT END OF YEAR	756	814

COMMENTS ON CONSOLIDATED CONDENSED BALANCE SHEET
AND CONSOLIDATED STATEMENTS OF CASH FLOWS

  Consolidated Condensed Balance Sheet

        Stockholders' equity before allocation of earnings totaled € 11,335 million as of December 31, 2002, compared to € 12,021 million as of December 31, 2001. The decrease of € 686 million resulted primarily from a reduction in the currency translation reserve, which was caused by the decline in the value of the U.S. dollar in comparison to the euro, and had a negative impact on the translation into euros of the net equity of our U.S. subsidiaries.

        Stockholders' equity plus other funds (including minority interests and amortizable preferred securities) totaled € 11,583 million as of December 31, 2002, compared to € 13,134 million as of December 31, 2001. The net decrease of € 1,551 million resulted primarily from the combined effect of the decrease of stockholders' equity before allocation of earnings and the decrease in minority interests due principally to our disposal of Aventis CropScience.

        Net debt (defined as bank overdrafts, short-term and long-term borrowings and debentures minus cash, short-term deposits and marketable securities) totaled € 3,452 million as of December 31, 2002, compared to € 9,196 million as of December 31, 2001, a decrease of € 5.7 billion principally as a consequence of the proceeds of € 4.2 billion generated by our sale of Aventis CropScience to Bayer, debt deconsolidation and cash flow generated by our core business.

        As of December 31, 2002, approximately € 1.8 billion (51.6%) of our total debt of € 3.5 billion was long-term in nature (excluding the current portion of long-term debt) compared to € 4.7 billion (50.7%) as of December 31, 2001.

    •
    98.6% of the € 1 billion notes exchangeable into Rhodia shares with a nominal value of € 23.22 were repurchased by Aventis in December 2002 and replaced by short-term debt.

      Bonds with a value of approximately € 1 billion exchangeable into Clariant shares are due in July 2003 and are reported in the caption current portion of long-term debt as of December 31, 2002.

    •
    Approximately 8% of our long-term debt instruments (€ 128 million in debentures and € 20 million in bank borrowings) will mature in 2004. Of our long-term debt outstanding as of December 31, 2002, approximately 97% was denominated in euros compared to approximately 95% at the end of 2001.

    •
    Approximately 79% of our net debt at December 31, 2002 was at parent company, Aventis level, with the remainder held at the subsidiary level.

        Our overall net debt-to-equity plus other funds ratio was 0.30 as of December 31, 2002, compared to 0.70 as of December 31, 2001.

        Our self-financing capacity in 2003 is expected to be sufficient to cover our projected working capital needs. We have available unused short-, medium- and long-term multi-currency lines of credit totaling € 7,122 million as of December 31, 2002, compared to € 8,698 million as of December 31, 2001.

  Consolidated Statements of Cash Flow

        Our self-financing capacity (net income before preferred remuneration plus elimination of expenses and income which do not have a cash effect) totaled € 3,599 million in 2002 compared to € 3,250 million in 2001, reflecting principally the rise in net income.

        Net cash provided by operating activities totaled € 1,859 million in 2002 compared to € 3,113 million in 2001, a decrease of € 1,254 million. This decrease resulted principally from the significant scaling down of our asset securitization program, particularly in the United States, which had the effect of increasing accounts receivables while reducing net cash from operating activities. (See Note 8 to the Aventis Consolidated Financial Statements). Our disposal of Aventis CropScience and Aventis Animal Nutrition were also major contributing factors to the lower net cash provided by operating activities in 2002 compared to 2001.

        The performance of Aventis was driven by the core business, which generated a net cash from operating activities amounting to € 2,577 million in 2002.

Cash From Operating Activities by Business(1)

	12/31/02 Core	12/31/02 Non-Core	12/31/02 Group
	(in € million)
Net income (loss) before preferred remuneration	2,166	10	2,176
Depreciation and amortization of assets	1,495	721	2,216
Change in working capital	(618)	(842)	(1,460)
Other operating items	(466)	(607)	(1,073)

Net cash provided by operating activities	2,577	(718)	1,859

(1)
Unaudited.

        In 2002, the core business invested € 864 million in Property, Plant and Equipment leading to a free cash flow (cash from operating activities, net of capital expenditures) of € 1,713 million. Other investments in strategic assets and proceeds largely offset each other.

        Investing activities provided cash inflow of € 3,239 million in 2002 compared to a cash outflow of € 720 million in 2001. Net cash provided by investing activities in 2002 included primarily:

    •
    Capital expenditures totaling € 1,000 million in 2002 compared to € 1,245 million in 2001 for Property Plant and Equipment reflect reduced expenditures subsequent to the disposal of Aventis CropScience in June.

    •
    Acquisitions (other than those we accounted for as capital expenditures) totaled € 459 million in 2002, compared to € 486 million in 2001.

    •
    Cash proceeds from the sale of assets in 2002 totaled € 4,654 million and were primarily related to the disposal of Aventis CropScience, as well as Aventis Animal Nutrition and various other investments.

        Net cash used by financing activities totaled € 5,008 million in 2002 compared to a utilization of € 2,197 million in 2001. This variance is due mainly to our reduction of debt using disposal proceeds and internally generated cash. Reduction of long-term and short-term debt in 2002 accounted for € 2,931 million and € 1,091 million, respectively. The principal other financing activities using cash are payments of dividends and preferred remuneration as well as share repurchases, each of which increased in 2002 compared to 2001.

DISCLOSURE ABOUT LIQUIDITY AND CAPITAL RESOURCES INCLUDING OFF-BALANCE SHEET ARRANGEMENTS

  Transfer of receivables

        Certain subsidiaries of the Group in France, Germany and Japan regularly sell receivables within the framework of securitization programs implemented with several banks.

        Those assets are transferred to the bank on a monthly basis and are settled against a cash payment from the bank. The difference between the gross amount of receivables transferred and the amount funded by the bank is defined as deferred purchase price (retained by the bank) and is recorded in our balance sheet under Accounts and Notes Receivables and amounted to € 33 million in 2002 (€ 142 million in 2001).

        The programs have decreased significantly as a result of the divestiture of Aventis CropScience and a reduction of securitization in the prescription drugs segment. The U.S. program was closed at the time that Aventis CropScience was divested.

  Financial Guarantees

        As of December 31, 2002, Aventis had granted guarantees to third-party beneficiaries for a total amount of € 324 million (€ 139 million in 2001). Most of these guarantees have been granted in the course of disposals of certain businesses or assets (€ 177 million) or loan commitments related to businesses, which have been disposed of (Rhodia for € 76 million).

        These guarantees will mature in less than one year (€ 101 million), one to three years (€ 48 million), three to five years (€ 68 million) and over five years (€ 107 million).

        On the other hand the Group has received counter-guarantees amounting to € 84 million as of December 31, 2002 (€ 84 million in 2001) in respect of disposed activities.

  Obligations resulting from business divestitures

        Aventis and its subsidiaries have divested a variety of chemical and agro-chemical businesses in previous years with customary indemnification obligations regarding the state of the sold businesses and negotiated on a case-by-case basis, in particular with respect to environmental liabilities, taxes, legal cases and product liability cases.

        The obligations resulting from the main divestitures are disclosed in the Note 25 to the Aventis Consolidated Financial Statements.

  Carderm partnership

        In 2001, a third-party financial investor contributed US$ 250 million in cash to obtain a limited partnership interest in Carderm Capital L.L.P. This Partnership interest is reported in Aventis consolidated financial statements as a mandatory redeemable partnership.

        On or after March 10, 2007, the limited partner has the option to trigger a liquidation of the partnership. Then the Aventis partner has the option to buy out the limited partner's interests. If that occurs Aventis will face a cash outflow equivalent to the limited partner's interest of US$ 250 million.

  Capital expenditures

        Next year, we expect to have a cash outflow for capital expenditures roughly in line with our expenditures in 2002. For a discussion of our capital expenditures, see "— Other Material Financial Elements — Capital Expenditures," below.

  Restricted cash

        Usually cash can be transferred and used within the Group. Restriction on cash transfers is limited to a small number of cases. As of December 31, 2002, an amount of € 48 million was subject to certain restrictions such as insurance regulations and foreign exchange market for € 21 million, and third parties associated to certain subsidiaries for € 27 million.

  Contractual Obligations

	Payments due, by period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in € million)
Long-Term Debt	2,862	1,076	456	1,311	19
Capital Lease Obligation	5	3	2	–	–
Operating Leases	1,280	172	324	278	506
Unconditional Purchase Obligations	129	129	–	–	–

Total Contractual Obligations	4,276	1,380	782	1,589	525

ALLOCATION OF NET DEBT AND INTEREST EXPENSE: CORE BUSINESS/NON-CORE BUSINESS

        The table below sets forth the allocation of our historical consolidated net debt (centrally managed debt plus debt at subsidiary level) and interest expense to our core business and non-core business at and for the years ended December 31, 2002 and 2001.

Allocation of Net Debt and Interest Expense
Aventis Group*

	At and for the year ended December 31, 2002			At and for the year ended December 31, 2001 Aventis Behring included in Non-Core Business			At and for the year ended December 31, 2001 Aventis Behring included in Core Business(1)
	Consolidated	Core Business	Non-Core Business	Consolidated	Core Business	Non-Core Business	Consolidated	Core Business	Non-Core Business
	(in € million)
Net debt	3,452	1,952	1,500	9,196	2,295	6,901	9,196	3,295	5,901
Interest expense	309	148	161	704	228	476	704	280	424

*
Unaudited.
(1)
As originally reported.

        Most of our consolidated net debt and interest expense is currently borne by the Aventis parent company, Aventis, and is managed centrally. As of December 31, 2002 for the purposes of managing our net debt and interest expense, we have allocated our centrally managed net debt between our core business and our non-core business on the following basis:

    •
    Non-core business: We have allocated to our non-core business the amount of Aventis debt which we expect to reimburse using the total cash proceeds we expect to receive through the disposal of our remaining non-core activities. The total amount of € 1,500 million represents the estimated total cash proceeds and anticipated net debt deconsolidation we would receive or perform through the divestiture of these businesses. Similarly, we have allocated to our non-core business, taking into account the disposal of some of our non-core activities, the amount of consolidated interest expense associated with the allocated net debt on a full year basis.

    •
    Core business: We have allocated to our core business the balance of our consolidated net debt, as well as the balance of our consolidated interest expense.

        The reduction of net interest expenses in 2002 versus 2001 is due mainly to the divestiture of some of our non-core activities, the return on increased cash flow generated by our core business throughout the year and the decline in interest rates.

RECONCILIATION STATEMENTS OF OPERATIONS FOR MAJOR LINE ITEMS:
AVENTIS CORE, NON-CORE & AVENTIS GROUP*

        For individual segment financial information, see Note 26 to the Aventis Consolidated Financial Statements. We have transferred our therapeutic proteins business Aventis Behring from core to non-core business as of January 1, 2002, as we intend to exit this activity. Therefore, for comparison purposes, we have excluded the Aventis Behring statement of operations from the Aventis core business for 2001, and included it in the non-core statements of operations, to take into account the transfer of this business.

Net Sales by Business(*)

	Aventis Group
	2002		2001
	€	%	€	%
	(in € million, except percentages)
Core business(1) (total)	17,591	85%	16,576	72%
– Prescription drugs	16,026	78%	15,168	66%
– Human vaccines	1,580	8%	1,425	6%
– Eliminations	(16)		(17)
Non-core business (total)	3,066	15%	6,439	28%
– Aventis CropScience	1,831	9%	4,303	19%
– Others	167	1%	1,007	4%
– Therapeutic Proteins	1,068	5%	1,129	5%
Eliminations (intragroup)(2)(3)	(35)		(74)

Aventis (total)	20,622	100%	22,941	100%

Operating Income (Loss) by Business(*)

	Aventis Group
	2002	2001
	(in € million)
Core business (total)(1)	3,754	3,004
– Prescription Drugs	3,326	2,864
– Human Vaccines	540	367
– Corporate & Animal Health	(112)	(227)
Non-Core business (total)	(924)	635

Aventis (total)	2,830	3,639

(1)
Consists of our "Prescription Drugs", "Human Vaccines" and "Corporate" segments. Merial sales and operating income are not reflected since Merial is accounted for using the equity method.
(2)
Elimination of sales between core and non-core businesses.
(3)
In Note 26 to the Aventis Consolidated Financial Statements, the eliminations are not broken down between core and non-core business.

        The information by industry segment in Note 26 is disclosed as a contribution to the group result. The above table presents each business after reallocation of corporate services, such as foreign currency contract and insurance managed on behalf of the businesses.

Statements of Operations(*)

2002					2001
Aventis Core	Aventis Non-Core	Intragroup eliminations	Aventis Group		Aventis Core	Aventis Non-Core	Intragroup eliminations	Aventis Group
(in € million)					(in € million)
17,591	3,066	(35)	20,622	Net sales	16,576	6,439	(74)	22,941
3,754	(924)		2,830	Operating income	3,004	635		3,639
2,081	10		2,091	Net income	1,630	(125)		1,505

*
Unaudited

Aventis Core Business Financial Information and Analysis for 2002 and 2001

        We define our core business as the combination of our activities in prescription drugs and human vaccines, together with our equity interest in the results of the Merial animal health joint venture as well as our corporate activities. We have set forth below the statement of operations for our core business for each of the years ended December 31, 2002 and 2001. This core business financial information reflects the sum of the relevant historical financial information from each of the accounting segments included in our core business, subject to the allocation between our core business and our non-core business of the historical centrally managed net debt and related interest expense, as explained above.

Statement of Operations*

	Aventis Core
	2002	2001(1)
	(in € million, except per share information in €)
Net sales	17,591	16,576
Production costs and expenses	(4,563)	(4,418)
Selling, general and administrative costs and other revenues – net	(5,541)	(5,682)
Research and development	(3,141)	(2,891)
Provisions for restructuring	(49)	(16)
Goodwill amortization	(543)	(564)

Operating income	3,754	3,004

Equity in earnings of affiliated companies	208	214
Interest expense – net	(148)	(228)
Miscellaneous non-operating income and expenses – net	(333)	(52)

Income before taxes and minority interests	3,481	2,938

Provision for income taxes	(1,270)	(1,131)
Minority interests	(44)	(48)
Preferred remuneration	(85)	(128)

Net income	2,081	1,630

Average number of outstanding shares (in million shares)	793	788
Basic earnings per share (EPS)	2.62	2.07
Basic EPS before goodwill amortization(2)(3)	3.31	2.79
EBITA(2)(4)	4,505	3,783
EBIT(2)(5)	3,962	3,218

*
Unaudited
(1)
Aventis Core excluding Aventis Behring.
(2)
These lines are non-GAAP financial measures.
(3)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization", above.
(4)
Please refer to the paragraph "— Definition of EBITA line as presented in statements of operations", above.
(5)
Please refer to the paragraph "— Definition of EBIT line as presented in statements of operations", above.

CORE BUSINESS SALES ANALYSIS

        As previously stated, we transferred our therapeutic proteins business Aventis Behring from core to non-core business at the beginning of 2002. Adjusting 2001 reported net sales to reflect this change in business perimeter, comparable net sales in 2001 totaled € 16,576 million compared to € 17,591 million in 2002. The activity variance for core business sales in 2002 was 11.6%.

    •
    Prescription drugs accounted for 91% of total core business sales and recorded sales of € 16,026 million in 2002, up 5.7% over reported sales of € 15,168 million in 2001 (+11.1% activity variance).

    •
    Human vaccines sales rose 10.9% to € 1,580 million from € 1,425 million in 2001 (+16.3% activity variance), due mainly to higher sales in the United States. Pediatric combinations were the main products driving growth.

  Prescription Drugs

        Prescription drugs sales contributed € 16,026 million to net sales in 2002. Sales activity rose 11.1%, and growth in 2002 was driven primarily by our strategic brands and by the good performance in the United States.

        Our prescription drugs portfolio includes a range of "strategic brands," or brand-name pharmaceuticals that we believe have significant commercial potential and on which our marketing efforts are focused. None of our strategic brands accounts for more than 12% of total core business sales, which limits our risk exposure to generic competition against any single product. Sales of strategic brands (excluding Actonel, which we co-market with Procter & Gamble Pharmaceuticals) increased 22.0% to € 8,751 million in 2002 from € 7,171 million in 2001 (+28.3% activity variance). These currently marketed products, some of which are in early stages of their life cycle, rank among the leading treatments in their respective therapeutic areas and we believe they have significant remaining growth potential. Synercid and Rilutek were no longer classified as strategic brands in 2002 since they were no longer part of our strategy to focus on key therapeutic areas. Strategic brands represented 54.6% of total prescription drug sales in 2002 compared to 47.3% in 2001 (excluding Synercid and Rilutek for both time periods).

        Among our strategic brands, top priority is given to the following brands:

    •
    the allergy treatment Allegra/Telfast

    •
    the antithrombotic agent Lovenox/Clexane

    •
    the chemotherapy agent Taxotere

    •
    the cardiovascular treatment Delix/Tritace

    •
    the long-acting insulin Lantus

    •
    the antibiotic Ketek

    •
    the osteoporosis treatment Actonel (co-developed and co-marketed with Procter & Gamble Pharmaceuticals)

        Three flagship products – Allegra/Telfast, Lovenox/Clexane and Taxotere – achieved blockbuster status by generating sales of more than € 1 billion each in 2002, as was already the case for each of them in 2001.

Prescription Drug Sales by Therapeutic Area

Therapeutic area/Product	Key indications(1)		2002	2001	Activity variance in %	Total variance in %(2)
			(in € million, except percentages)
Total prescription drug sales			16,026	15,168	11.1%	5.7%
of which:

Respiratory/Allergy			2,794	2,575	14.8%	8.5%

Allegra/Telfast	•	Seasonal allergies	2,030	1,762	22.1%	15.2%
	•	Chronic idiopathic urticaria

Nasacort	•	Allergies	329	266	31.2%	23.6%

Cardiology/Thrombosis			3,435	3,325	8.2%	3.3%

Lovenox/Clexane	•	DVT prophylaxis in surgery and medically ill patients with restricted mobility	1,563	1,453	13.3%	7.5%
	•	DVT treatment
	•	Unstable angina/NSTEMI

Delix/Tritace family	•	Hypertension	923	709	34.2%	30.2%
	•	Congestive heart failure
	•	Prevention of cardiovascular events

Oncology			1,743	1,494	22.6%	16.7%

Taxotere	•	Breast and lung cancer	1,261	1,003	32.7%	25.8%

Campto(3)	•	Colorectal cancer	241	202	21.3%	19.4%

Metabolism/Diabetes			1,978	1,761	18.6%	12.4%

Amaryl	•	Type 2 diabetes	578	478	28.6%	21.0%

Insuman	•	Type 1 and type 2 diabetes	172	170	4.2%	1.5%

Lantus	•	Type 1 and type 2 diabetes	299	94	n.a.	n.a

Arthritis/Osteoporosis			799	677	26.0%	18.0%

Arava	•	Rheumatoid arthritis	271	258	10.7%	5.0%

Anti-Infectives			1,560	1,546	5.4%	0.9%

Targocid	•	Infections	222	199	18.2%	11.2%

Tavanic(4)	•	Infections	257	192	38.9%	33.6%

Ketek	•	Infections	52	3	n.a.	n.a

Central Nervous System			1,530	1,448	11.6%	5.7%

Copaxone(5)	•	Multiple sclerosis	554	383	51.5%	44.8%

Bulk & Toll Manufacturing			742	706	-3.8%	5.0%

(1)
The key indications in this table do not necessarily correspond to the exact indications registered in every country where the relevant pharmaceutical products are marketed and sold. The products in this table are only a selection of the total product offering of Aventis. Inclusion in this table does not imply that a given product is sold by Aventis in all of our principal markets. See "Item 4. Information on the Company" for additional information on our products.
(2)
Total variance combines activity variance, structural variance and currency variance.
(3)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan).
(4)
Licensed from Daiichi (not sold by Aventis in the United States or Japan).
(5)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries.

  Allegra/Telfast

        Allegra/Telfast was the world's fastest-growing non-sedating antihistamine in 2002. Allegra sales grew 22.1% on an activity basis. The vast majority of sales are generated in North America and Japan. In the U.S., Allegra became the market leader in the non-sedating prescription antihistamine category in September. In the U.S. Allegra sales grew by 15.7% (+ 22.2% activity variance) despite new competition, and the product achieved a monthly market share of total new prescriptions of 32.4% at the end of November 2002. U.S. sales growth was led by the continued strong performance of the 180 mg once-daily formulation launched in 2000 and strong market share growth of Allegra-D. U.S. sales were also driven by the product's favorable efficacy and safety profile, increased promotional support, including direct-to-consumer (DTC) advertising and additional external sales force support.

        In Japan, the second-largest allergy market in the world after the U.S., sales of Allegra increased 25.9% over 2001 (+ 36.8% activity variance). In April, Allegra 60 mg twice daily was approved for the treatment of itching associated with dermatological diseases such as eczema, dermatitis, pruritus cutaneus and atopic dermatitis, thus expanding the potential for Allegra in this market, where allergic skin conditions represent approximately 40% of total antihistamine sales.

        Applications by competitors to market generic versions of Allegra currently are pending in the U.S., and Aventis has filed patent infringement lawsuits against the applicants. In addition, an FDA advisory committee has recommended that Allegra and two competing drugs be "switched" from prescription to OTC status, and one of these drugs, Claritin, switched to OTC status voluntarily in November 2002. Due to the Claritin OTC switch, the potential for generic competition, and the possibility that Allegra or another competitor also might be switched to OTC status, Allegra could face substantial additional competitive pressures, which could have a negative effect on future operating results. See "Item 8. Financial Information — Information on Legal or Arbitration Proceedings" and "Item 3. Key Information — Risk Factors — Changes in marketing status or competitive environment of Allegra could adversely affect our operating results" for further information.

  Lovenox/Clexane

        Lovenox/Clexane sales grew 13.3% on an activity basis. Lovenox advanced its leading position for two key indications in the U.S. Its share of patients for deep vein thrombosis (DVT) prophylaxis in medical patients with restricted mobility rose to 28% at the end of the second quarter compared to 24% in 2001. For the unstable angina/non-Q-wave myocardial infarction (UA/NQMI) indication, the share of patients increased to 39% from 34% during the same period.

        In early 2002, a warning introduced in the product labeling in the United States relating to the use of Lovenox in pregnant women with prosthetic heart valves created some concern in the healthcare community regarding the use of Lovenox in certain patient subpopulations. This labeling change led to a negative impact on the number of prescriptions in the arterial and medical indications beyond the subpopulation initially concerned by the warning. Some inventory changes at wholesaler and hospital levels also impacted the Lovenox growth rate. Since that label change, both Aventis and an outside consensus panel have reviewed the additional data regarding the use of Lovenox in patients with mechanical prosthetic heart valves. As a result, Aventis has submitted proposed labeling revisions to the U.S. FDA in October 2002. If the FDA approves any changes to the Lovenox prescribing information, Aventis will proactively communicate these changes to the medical community.

        Additionally in the U.S., we completed the expansion of our Lovenox sales force.

  Taxotere

        Taxotere sales were driven by strong performance in the U.S. and France. Global sales grew 32.7% on an activity basis. Market share gains were achieved in non-small-cell lung cancer (NSCLC) in the U.S. and breast cancer in France and the U.S. In the U.S., Taxotere is now the most widely used taxane, having exceeded paclitaxel usage. Taxotere is also becoming a drug of choice for combination therapies, with several new, targeted cytostatic agents in clinical trials for a variety of solid tumors. In addition, recent evidence presented at the 38th annual meeting of the American Society of Clinical Oncology (ASCO) in May 2002 indicated a significant role for Taxotere in the treatment of adjuvant breast cancer. More than 200 abstracts on Taxotere presented at ASCO created awareness within the medical community and helped fuel growth.

        Applications for regulatory approval for first-line therapy in NSCLC were filed in the U.S. and EU in January 2002. Approval for first-line therapy in NSCLC was granted by the FDA on November 27, 2002. Formal EU approval for this indication was granted on January 9, 2003.

  Delix/Tritace

        Sales of Delix/Tritace grew 34.2% on an activity basis. Sales were mainly driven in 2002 by new prescriptions in patients suffering from diabetes and/or hypertension and at least one cardiovascular risk, as well as by an increase in the average treatment dosage up to the worldwide recommended dose of 10 mg. In April 2002, Delix/Tritace was approved in Germany for prevention of stroke, heart attack and cardiovascular death in patients with diabetes or at high risk of cardiovascular disease. Enhanced sales force support contributed to sales in this market. The use of Delix/Tritace in the diabetic population is strongly supported by recommendations of the American Heart Association that were issued in January 2003 and in patients at high cardiovascular risk by the guidelines of NICE (National Institute for Clinical Excellence) in the UK.

        Sales were also supported by HOPE (Heart Outcome Prevention Evaluation) sub-studies that support a direct anti-atherosclerotic mode of action of Delix/Tritace. These studies, published in the British Medical Journal (BMJ) in March 2002 showed that Delix/Tritace reduces the risk of stroke in high-risk cardiac patients. Data from a prospective sub-study of HOPE showed that Delix/Tritace is a cost-effective treatment for high-risk cardiovascular patients, and were published in the Journal of Internal Medicine in June 2002.

  Lantus

        Subsequent to successful launches in Germany in May 2000 and in the U.S. in May 2001, Lantus made significant market share gains in 2002 in both type 1 and 2 diabetes. Various studies support the treatment profile, resulting in quick market penetration of Lantus About 375,000 patients are currently using Lantus in these two markets. Sales almost tripled between 2001 and 2002.

        In the U.S., the addition of a dedicated sales force resulted in a rapid sales ramp-up. Lantus captured both existing U.S. insulin users (58% of total Lantus sales) and new insulin users (42% of total Lantus sales) after failure of oral therapies. This shows that physicians are using Lantus earlier in the disease progression of type 2 diabetes. In the U.S., Lantus has become the most successfully launched insulin brand, generating almost three times the number of new prescriptions as the previous best insulin launch. Lantus is now the number one insulin in newly insulinized type 2 patients and the most frequently prescribed basal insulin in newly diagnosed type 1 patients.

        In Germany, Lantus captured more than 30% of the basal insulin market by mid-2002. In addition, Lantus is gaining market share from mixed insulin products and is now the single largest basal insulin brand in the German market.

        Lantus was launched in the UK in August 2002. Production capacity has been secured for further launches in key markets.

  Ketek

        Following the initial launch of Ketek in Germany in October 2001, Ketek has been approved in all major EU and Latin American markets and has been launched in 15 countries so far, including France, Spain, Italy, Ireland, Mexico, and Brazil with good acceptance in all launch markets.

        Supporting sales was the position of Ketek as the first of a new class of antibiotics known as ketolides that were designed to deliver an optimal spectrum of activity for the first-line treatment of upper and lower respiratory tract infections, including those caused by resistant pathogens, with a low potential to induce resistance – and a short treatment regimen.

        In January 2002, an NDA was filed in Japan, the second largest antibiotic market worldwide.

        On January 24, 2003, the U.S. Food and Drug Administration (FDA) issued an approvable letter for Ketek tablets (800 mg oral dose once daily) for the treatment of acute exacerbations of chronic bronchitis (once a day for five days), acute sinusitis (once a day for five days), and community-acquired pneumonia (once a day for seven to 10 days). The FDA has requested additional information and analysis but has not required additional clinical studies before considering further our application for marketing approval. The FDA will have up to six months to respond after we submit the requested information.

  Actonel

        Actonel is being co-developed and co-marketed with Procter & Gamble Pharmaceuticals. Actonel generated combined sales for the two companies of € 539 million in 2002 compared to € 309 million in 2001. As per the alliance agreement with P&G Pharmaceuticals, Aventis consolidates only part of the combined worldwide sales.

        Actonel sales were driven by increasing recognition of the product's established benefits in offering both rapid and sustained vertebral fracture reduction and by the June 2002 launch of a once-a-week formulation in the U.S., where Actonel's share of new prescriptions increased by more than 50%. A 5 mg once-daily formulation was launched in Japan in May 2002. In the U.S., Actonel achieved a 17.5% share of new prescriptions at the end of December 2002. Actonel was approved for once-a-week dosing in July in Sweden, the reference member state for the Mutual Recognition Procedure in Europe. The Mutual Recognition Procedure to register Actonel 35 mg once-a-week in Europe successfully ended on December 3, 2002 and all EU countries have recognized the marketing authorization granted by Sweden. Further launches of this new dosage form are planned for early 2003.

        The once-a-week formulation has also been approved in Argentina, Brazil, Egypt, Guatemala, New Zealand and Switzerland.

        Actonel's share of the total global oral bisphosphonate market now exceeds 10%.

  Human Vaccines

Sales of Human Vaccines by Product Family

	2002	2001	Activity variance in %	Total variance in %
	(in € million, except percentages)
Human Vaccines Total	1,580	1,425	16.3%	10.9%
of which:
Product Family(1)
Pediatric combination vaccines(2)	495	422	21.1%	17.4%
Polio vaccines	304	284	11.9%	7.1%
Influenza vaccines	458	473	1.5%	-3.0%
Travelers/endemic area range excluding meningitis	221	235	-3.0%	-5.7%
Meningitis vaccines	103	98	8.5%	4.3%
Adult boosters	172	111	60.1%	54.8%

(1)
Product family sales figures indicate total sales of the specified products, whether generated by Aventis Pasteur or the Aventis Pasteur MSD joint venture. Because Aventis accounts for Aventis Pasteur MSD using the equity method, the contribution to the Aventis consolidated sales will in some cases be materially less than these figures.
(2)
Pediatric combination vaccines include Hepatitis B.

        Human vaccines contributed € 1,580 million to our consolidated sales in 2002, an increase of 10.9% from sales of € 1,425 million in 2001 (+16.3% activity variance). In the United States, adult booster vaccines benefited from a strong recovery in demand following an 18-month supply shortage, while the market share of pediatric combination vaccines increased sharply as a result of competitor supply issues.

        Polio vaccines sales continued to grow, with IPOL in the United States continuing to benefit from a 1999 CDC (Centers for Disease Control and Prevention) and American Academy of Pediatrics recommendation, while Oral Polio Vaccine (OPV) sales in the International area were supported by better supply availability.

        In Europe, vaccines are sold through Aventis Pasteur MSD, a 50–50 joint venture between Aventis Pasteur and Merck & Co. Aventis Pasteur MSD is accounted for using the equity method and generated sales of € 577 million in 2002 compared to € 556 million in 2001. The joint venture continued to report strong demand for Hexavac, following EU marketing approval in October 2000. However, its results were affected by supply restrictions by the two parent companies due to production issues, which limited activity growth.

  Core Business Sales by Region

Core Business Sales by Region(1)

Country/Region	2002	2001(2)	Activity variance in %	Total variance in %
	(in € million, except percentages)
North America (United States and Canada)	7,246	6,336	20.8%	14.4%
France	2,295	2,245	4.7%	2.2%
Germany	1,086	1,058	2.9%	2.6%
Other Europe(3)	2,259	2,075	9.4%	8.9%

Total Europe	5,641	5,379	6.2%	4.9%
Latin America(4)	1,003	1,227	5.2%	-18.3%
Japan	923	987	2.7%	-6.5%
Rest of World	2,036	1,940	11.1%	4.9%
Bulk & Toll Manufacturing	742	706	-3.8%	5.0%

Total	17,591	16,576	11.6%	6.1%

(1)
Does not reflect the Merial animal health joint venture and the Aventis Pasteur MSD human vaccines joint venture, which are accounted for using the equity method.
(2)
Excluding Aventis Behring.
(3)
Principally other EU members, and members of the European Economic Area. Sales in Eastern Europe are included under Rest of World.
(4)
Our ability to recover payment and the level of future sales in certain Latin American countries may be affected by the current economic crisis in that region. While this crisis may materially affect our sales in Latin America, we do not expect them to materially affect our total consolidated financial results.

        In the United States, the world's largest pharmaceutical market, sales totaled € 6,859 million. This increase of 15.0% from € 5,964 million in 2001 (+21.4% activity variance) was primarily driven by the continued strong performance of our strategic brands. The U.S. accounted for 39.0% of total core business sales compared to 36.0% in 2001.

        Allegra sales increased 15.7% (+22.2% activity variance) to € 1,730 million thanks to increased promotional support, direct-to-consumer advertising and additional external sales force support.

        Lovenox sales rose 4.1% (+10.0% activity variance) to € 1,013 million in 2002. This increase was due to a doubling of the sales force to nearly 700 representatives by mid 2002 and the fact that Lovenox has the broadest range of approved indications among low-molecular-weight heparins (LMWHs). With more than a 90% share of the LMWH market based on sales, Lovenox was the market leader in the United States. Lovenox was increasingly used to prevent deep vein thrombosis (DVT) in medically ill patients with restricted mobility. On the other hand, a labeling change on the use in pregnant women with prosthetic heart valves negatively impacted sales growth for Lovenox in the United States that was lower than anticipated.

        Taxotere sales rose 29.5% (+36.8% activity variance) to € 701 million. The differentiation of this product from other cytotoxic agents continued to be the key growth driver. Taxotere sales benefited from its strong position in the treatment of patients with breast cancer, where it is the most commonly used first-line regimen in metastatic disease with a 37% market share at the end of October 2002. Taxotere has also become a leading agent in the management of patients with non-small cell lung cancer (NSCLC), both in second-line, where the brand has a leadership position (48% market share at the end of October 2002), and in first-line treatment of the disease where usage is growing. On November 27, the U.S. FDA approved Taxotere for first-line treatment of patients with NSCLC. Important clinical information on the use of Taxotere continues to be generated in the treatment of patients with early stage breast cancer, prostate cancer, ovarian cancer and gastric cancer.

        The Actonel franchise in the United States experienced impressive growth in 2002. During the same period, Actonel increased its total prescription share of the osteoporosis market from 8.7% to 15%.

        Lantus, launched in the United States in May 2001, performed well in 2002 with sales reaching € 239 million. This was achieved through a dedicated Lantus sales force. At the end of December 2002, Lantus had captured 34.6% of all new insulin vials dispensed in the country's long-acting insulin market.

        Dermik, our dermatology pharmaceutical products business based in the United States, achieved sales of € 391 million in 2002. The success of Benzaclin enabled Dermik to grow market share to 21% at the end of 2002 in the U.S. topical anti-acne market segment.

        Strong growth of human vaccines sales also contributed to the good performance in the U.S.

Sales of Strategic Brands in the United States

Strategic brand	2002	2001	Activity variance in %	Total variance in %	Contribution to total U.S. 2002 sales in %
	(in € million, except percentages)
Allegra/Telfast	1,730	1,495	22.2%	15.7%	25.2%
Lovenox/Clexane	1,013	973	10.0%	4.1%	14.8%
Taxotere	701	541	36.8%	29.5%	10.2%
Amaryl	200	168	25.9%	19.2%	2.9%
Lantus	239	58	n.a.	n.a.	3.5%
Copaxone(1)	434	330	39.0%	31.6%	6.3%
Nasacort	267	203	38.8%	31.5%	3.9%
Arava	185	187	4.9%	-0.7%	2.7%

(1)
Sold in cooperation with Teva Pharmaceuticals.

        In France, sales growth of prescription drugs was partly driven by the positive impact of a decision by the French health authorities to acquire additional antibiotics to build a safety stock as a precaution against potential acts of bioterrorism. Strategic brands drove sales growth as well, particularly Taxotere, which captured a significant share of the taxane market. Delix/Tritace sales continued to benefit from the results of the HOPE study and sales of the newly launched antibiotic Ketek also developed well. During the second half of 2002, sales of off-patent products were adversely impacted by an agreement between health insurers and physicians under which general practitioners are encouraged to prescribe more generics in return for increased fees.

        In Germany, sales growth of prescription drugs was only moderate due to various cost-containment measures: prescription targets for physicians caused a change in prescribing behavior towards lower quantities, less expensive drugs and more generics. The aut-idem regulation, which means that pharmacists are generally directed to substitute branded drugs with less expensive generics, had a negative impact on prices, especially in the second half of 2002. Significant parallel imports for some strategic brands were another reason for sales growth slowdown. Despite these negative factors, sales of Delix/Tritace showed solid growth, driven by enhanced sales force support, the approval for prevention of stroke, heart attack and cardiovascular death in high-risk patients, and continued impact of the positive results of the HOPE study. Sales of Lovenox/Clexane and Lantus also developed well. Copaxone, indicated for the treatment of relapsing-remitting multiple sclerosis, showed an excellent sales performance in the first full year after its launch in Germany.

        In Japan, several selected non-strategic brands with remaining sales growth potential were transferred to partners for co-promotion in order to shift resources to global strategic brands. Sales in Japan were driven by Allegra, which increased its share in the rhinitis and urticaria markets and for which the skin indication was launched in April. Other sales growth drivers included the good performance of Taxotere, which benefited from its broad indication base that includes gastric, ovarian and head and neck cancer, Amaryl, which became brand leader among sulfonylureas, Actonel, which was launched in May 2002 in Japan and is co-promoted by Eisai, and Targocid which increased its market share due to co-promotion with Fujisawa.

CORE BUSINESS PROFITABILITY ANALYSIS

        Aventis core business gross margin as a percentage of sales increased to 74.1% in 2002 from 73.3% in 2001. This increase was mainly driven by an improvement in the product mix with greater focus on strategic brands and by a higher percentage of sales achieved in the United States.

        Selling, general and administrative expenses and other revenues net declined 2.5% to € 5,541 million in 2002 from € 5,682 million in 2001. These costs include all corporate expenses. Additional promotional and advertising expenditures for our strategic brands, sales force scale-up in our key markets as well as investments in the launch of the antibiotic Ketek in various European markets were more than offset by reduced spending on non-strategic products, lower corporate expenses and some income linked to proceeds from product divestitures (Synercid, Intal, Delursan and deflazacort). Part of the decrease is also related to the favorable impact of currency translation on U.S. dollar denominated expenses between 2001 and 2002. Selling, general and administrative expenses and other revenues net accounted for 31.5% of core business sales in 2002 compared with 34.3% in 2001.

        Research and development spending rose 8.6% to € 3,141 million, or 17.9% of 2002 core business sales, compared to € 2,891 million, or 17.4% of 2001 core business sales. The increase was due mainly to higher spending on clinical trials and new co-development/co-marketing agreements signed in 2002 to supplement our product pipeline, including the compounds Genasense from Genta for treatment of cancer and DiaPep277 from Peptor Ltd. for prevention and treatment of latent autoimmune diabetes in adults (LADA).

        Goodwill amortization decreased slightly to € 543 million in 2002 from € 564 million in 2001.

        Operating income increased to € 3,754 million in 2002 from € 3,004 million in 2001. Operating income for prescription drugs increased to € 3,326 million in 2002 from € 2,864 million in 2001 and was mainly driven by higher sales and higher gross margin. Human vaccines operating income rose to € 540 million in 2002 from € 367 million in 2001, mainly as a result of higher sales and lower selling, general and administrative expenses and other revenues net.

        Equity in earnings of affiliated companies amounted to € 208 million compared with € 214 million in 2001. The main reason for the decrease was a slightly lower contribution from the Merial animal health joint venture. Sales by this 50-50 joint venture with Merck & Co., which is accounted for using the equity method, amounted to € 1,825 million compared to € 1,853 million in 2001 (+4% activity variance).

        EBITA was € 4,505 million in 2002, an increase of 19.1% compared to € 3,783 million in 2001. EBITA as a percentage of sales rose 2.8 percentage points to 25.6% from 22.8% in 2001. We benefited from positive hedging results that were offset by negative currency translation effects.

        EBIT increased to € 3,962 million in 2002 from € 3,218 million in 2001.

        Interest expenses – net totaled € 148 million in 2002 compared to an expense of € 228 million in 2001. This decrease was mainly caused by the lower financial debt in 2002 as compared to 2001 as well as by the reduction in average interest rates.

        Net income increased to € 2,081 million in 2002 from € 1,630 million in 2001.

        Basic earnings per share (EPS) in 2002 were € 2.62 (+26.6%) compared to € 2.07 in 2001. Before amortization of goodwill, basic EPS increased to € 3.31 compared to € 2.79 in 2001.

Aventis Non-Core Business Financial Information and Analysis for 2002 and 2001

        During 2002, the perimeter of the Aventis non-core business changed as follows:

    •
    In January 2002, the therapeutic proteins business Aventis Behring was transferred from the core to the non-core perimeter.

    •
    During the first half of 2002, the divestitures of two major non-core activities were finalized:

    –
    In April 2002, the sale of the Aventis Animal Nutrition business to CVC Capital Partners was completed.

    –
    In June 2002, we sold our 76% interest in Aventis CropScience to Bayer AG.

NON-CORE BUSINESS PROFITABILITY ANALYSIS

Condensed Statement of Operations
Aventis Non-Core Business*

	2002(1)	2001(1)(2)
	(in € million)
Net sales	3,066	6,439
Production costs and expenses	(2,050)	(3,599)
Operating expenses	(1,940)	(2,205)

Operating (loss) income	(924)	635

Equity in earnings of affiliated companies	(157)	(129)
Interest expense – net	(161)	(476)
Miscellaneous non-operating income and expenses – net	1,453	(82)

Income before taxes and minority interests	211	(52)

Provision for income taxes	(159)	20
Minority interests	(42)	(93)

Net income	10	(125)

*
Unaudited
(1)
Aventis Non-Core including Aventis Behring.
(2)
The statement of operations for 2001 includes Messer Griesheim, which was deconsolidated on April 1, 2001. Sales of Messer Griesheim until April 1, 2001 amounted to € 435 million.

        Net sales decreased from € 6,439 million in 2001 to € 3,066 million in 2002. Net sales in 2002 consolidate only approximately five months of sales of Aventis CropScience and three months of sales of Aventis Animal Nutrition due to the disposal of these businesses in June and April 2002, respectively.

        Operating income decreased to a loss of € 924 million in 2002 from a profit of € 635 million in 2001. The operating loss in 2002 is mainly due to various impairments recorded on Aventis Behring's long-lived assets and goodwill amounting to a total of € 727 million. The divestitures of Aventis CropScience and Aventis Animal Nutrition have also negatively impacted the evolution of operating income.

        Miscellaneous non-operating income and (expenses) – net, totaled an income of € 1,453 million in 2002 compared to an expense of € 82 million in 2001.

        In 2002, net results on sale of assets recorded under this caption are mainly related to the disposal of Aventis CropScience and Aventis Animal Nutrition.

        These net results were reduced by the recording of several provisions for risks related to businesses divested as well as some environmental exposures.

  Therapeutic Proteins

        Therapeutic proteins recorded sales of € 1,068 million, a decline of 5.4% compared to € 1,129 million in 2001 (-1.8% activity variance). The lower sales were due primarily to declining sales of albumins, Monoclate and Beriplast, partly offset by an increase in sales of Helixate FS/NexGen, for which the supply situation improved compared to the previous year.

Sales of Therapeutic Proteins by Product Family

	2002	2001	Activity variance in %	Total variance in %
	(in € million, except percentages)
Therapeutic Proteins	1,068	1,129	-1.8%	-5.4%
of which:
Product Family
Coagulation therapies	471	484	-0.2%	-2.8%
Critical care treatments	274	300	-4.8%	-8.7%
Immune globulin products	225	229	2.7%	-1.7%
Wound healing agents	64	77	-10.8%	-16.5%

        The therapeutic proteins business generated an operating loss of € 689 million in 2002 versus operating income of € 60 in 2001. As of December 31, 2002, the carrying value of Aventis Behring's long-lived assets exceeded their undiscounted future cash flows and triggered the recognition of an impairment charge of € 727 million, based on discounted cash flows.

  Rhodia

        Net sales of the specialty chemicals group Rhodia, in which Aventis holds a 25.2% equity stake, were € 6,617 million in 2002, down 9.1% compared to € 7,279 million in 2001. Sales performance was influenced by a 3.8% decline due to structural changes and a 3.9% decrease due to currency translation effects. Excluding structural and currency effects, sales decreased by 1.5% (price impact -2.4% partially compensated by favorable volume & mix impact of +0.9%). Business conditions were still difficult in 2002, hampered by continuing sluggish economy and some manufacturing start-up issues.

        Considering the prolonged decline in the market value of Rhodia in 2002, we recorded a € 251 million impairment as of December 31, 2002 to reduce the carrying value of this investment to its market value. This is recorded under equity in earnings in affiliated companies.

        On November 29, 2002, we launched a cash tender offer on all of our bonds exchangeable into Rhodia S.A. shares. Following the five-day offering period that closed on December 5, 2002, 98.6% of the bonds had been tendered to us. We then exercised our early redemption option on all the outstanding bonds. The early redemption was completed on January 17, 2003 and none of our bonds exchangeable into Rhodia shares remain outstanding. This tender offer will provide Aventis with increased flexibility regarding the disposal of its stake in Rhodia. This transaction had no significant impact on the net debt or results of operations of Aventis.

  Aventis CropScience

        Total sales, consolidated by Aventis, amounted to € 1,831 million in 2002 versus € 4,303 million in 2001. This sharp decrease is due to the disposal of the business in June 2002.

        Operating income reached € 253 million in 2002 versus € 615 million in 2001, the deviation being mostly explained by the disposal of the business in June 2002.

  Aventis Animal Nutrition

        Total sales, consolidated by Aventis, reached € 144 million in 2002 versus € 572 million in 2001. This sharp decrease is due to the disposal of the activity in April 2002.

        The Animal Nutrition business generated a significant operating loss in 2002. This operating loss is mostly due to the recognition of provisions on product liabilities.

RECONCILIATION TABLE OF AVENTIS CORE 2001 INCLUDING AND EXCLUDING AVENTIS BEHRING

        As previously stated, Aventis Behring has been transferred from core to non-core business as of January 1, 2002. Therefore, we have set forth below a reconciliation table of 2001 Aventis Core statement of operations including and excluding Aventis Behring.

Reconciliation Table of Aventis Core Business 2001 including and excluding Aventis Behring*

	2001	2001	2001	2001
	Excluding Aventis Behring	Eliminations(1)	Aventis Behring(2)	Including Aventis Behring(3)
	(in € million)
Net sales	16,576	(31)	1,129	17,674
Production costs and expenses	(4,418)	31	(697)	(5,084)
Selling, general and administrative costs and other revenues – net	(5,682)		(268)	(5,951)
Research and development	(2,891)		(86)	(2,977)
Provisions for restructuring	(16)			(16)
Goodwill amortization	(564)		(18)	(583)

Operating income	3,004		60	3,064

Equity in earnings of affiliated companies	214			214
Interest expense – net	(228)	13	(65)	(280)
Miscellaneous non-operating income and expenses – net	(52)	17	(20)	(55)
Income before taxes and
minority interests	2,938	30	(25)	2,943

Provision for income taxes	(1,131)	33	(35)	(1,133)
Minority interests	(48)			(48)
Preferred remuneration	(128)			(128)

Net income	1,630	62	(59)	1,633

Average number of outstanding shares (in million shares)	788			788
Basic earnings per share (EPS)	2.07			2.07
Basic EPS before goodwill amortization(4)(5)	2.79			2.81
EBITA(4)(6)	3,783		78	3,861
EBIT(4)(7)	3,218		60	3,278

*
Unaudited
(1)
Inter-company eliminations impacting Aventis Behring.
(2)
Aventis Behring statement of operations before any inter-company eliminations.
(3)
As originally reported.
(4)
These lines are non-GAAP financial measures.
(5)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization", above.
(6)
Please refer to the paragraph "— Definition of EBITA line as presented in statements of operations", above.
(7)
Please refer to the paragraph "— Definition of EBIT line as presented in statements of operations", above.

Aventis Results of Operations: 2001 compared to 2000

  Overview of 2001: Sharpening Our Strategic Focus on Pharmaceuticals

        At the end of 2001, our core business comprised activities that we considered to be strategic in:

    •
    Prescription drugs

    •
    Human vaccines

    •
    Therapeutic proteins (accounted for in our "Other activities" segment)

        The core business also included our 50% equity stake in the Merial animal health joint venture with Merck & Co. (accounted for in our "Corporate and Animal Health activities" segment) as well as our corporate activities, which comprise mainly parent companies and financing and self-insurance entities.

        In 2001, the non-core business comprised activities that we were divesting or intended to divest. These activities included Aventis CropScience, which was sold to Bayer AG in June 2002. In April 2002, we also completed the sale of Aventis Animal Nutrition. Our non-core business also included our interests in the diagnostics company Dade Behring and in the chemical companies Rhodia, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interest in the chemical company Clariant, which we account for as an investment. We have also entered into an agreement to sell our interests in Wacker. In April 2001, we sold our interests in Messer Griesheim.

  Financial Information for 2001 and 2000

  Allocation of Net Debt and Interest Expense

        Most of our consolidated net debt and interest expense is currently borne by the Aventis parent company, Aventis, and this debt is managed centrally. For the purposes of managing our net debt and interest expense, we had allocated our centrally managed net debt between our core business and our non-core business on the following basis:

    •
    Non-Core business: We had allocated to our non-core business the amount of Aventis debt which we expected to reimburse using the total cash proceeds which we had received and expected to receive through the disposal of our non-core activities, less amounts to be set aside as reserves for contingent liabilities, as described below. Similarly, we had allocated to our non-core business the amount of consolidated interest expense associated with the allocated net debt.

    •
    Core business: We had allocated to our core business the balance of our consolidated net debt, as well as the balance of our consolidated interest expense.

        The table below sets forth the allocation of our historical consolidated net debt (centrally managed debt plus debt at subsidiary level) and interest expense to our core business and non-core business at and for the years ended December 31, 2001 and 2000.

Allocation of Net Debt and Interest Expense

	At and for the year ended December 31, 2001			At and for the year ended December 31, 2000
	Consolidated	Core Business	Non-Core Business	Consolidated	Core Business	Non-Core Business
	(in € million)
Net debt	9,196	3,295	5,901	13,133	4,022	9,111
Interest expense	704	280	424	805	262	543

        The allocation set forth above of a portion of our historical consolidated net debt and interest expense to our non-core business reflected the following assumptions as of December 21, 2001.

  Assumption 1:    € 4,900 million in total cash proceeds; the table below sets forth the divestiture status of our non-core activities.

Divestiture Status

Entity	Divestiture status
Messer Griesheim	Sale effected on April 1, 2001; consolidation of results terminated on this date.
Aventis CropScience	Sale agreement entered into in October 2001; divestiture anticipated in 2002 subject to closing conditions including regulatory approvals.
Aventis Animal Nutrition	Divestiture anticipated in early 2002.
Rhodia	Investment subject to exercise of exchangeable bonds.
Wacker	Sale agreement entered into in December 2000.
DyStar	Disposal options currently under review.

  Assumption 2:    We have deducted from the cash proceeds € 1,600 million of potential cash-out related to contingent liabilities in connection with the non-core business activities that we have sold or that we intend to sell.

        In the event that the actual net proceeds from disposals and reserves taken for related contingent liabilities differ from the above assumptions, the allocation of debt between core and non-core activities described in this Item 5 may not accurately reflect the amount of debt and interest expense that the core business will actually bear.

        As previously mentioned the disposal of Aventis CropScience was completed in June 2002 and the divestiture of Aventis Animal Nutrition was completed in April 2002.

Aventis Financial Information and Analysis for 2001 and 2000

Statement of Operations

	Aventis Group
	2001	2000
	(in € million, except per share information in €)
Net sales	22,941	22,304
Production costs and expenses	(7,943)	(8,469)
Selling, general and administrative costs and other revenues – net	(7,178)	(8,138)
Research and development	(3,481)	(3,479)
Provisions for restructuring	(50)	(849)
Goodwill amortization	(650)	(752)

Operating income	3,639	617

Equity in earnings of affiliated companies	85	244
Interest expense – net	(704)	(805)
Miscellaneous non-operating income and expenses – net	(134)	(81)

Income before taxes and minority interests	2,886	(25)

Provision for income taxes	(1,111)	(61)
Minority interests	(142)	56
Preferred remuneration	(128)	(118)

Net income	1,505	(147)

Average number of outstanding shares (in miilion shares)	788	781
Basic earnings per share (EPS)	1.91	(0.19)
Basic EPS before goodwill amortization(1)(2)	2.74	0.77
EBITA(1)(3)	4,374	1,613
EBIT(1)(4)	3,724	861

(1)
Non GAAP financial measure.
(2)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization", above.
(3)
Please refer to the paragraph "— Definition of EBITA line as presented in statements of operations", above.
(4)
Please refer to the paragraph "— Definition of EBIT line as presented in statements of operations", above.

Net Sales by Business

	Aventis Group
	2001		2000
	€	%	€	%
	(in € million, except percentages)
Core business(1) (total)	17,674	77%	16,091	72%
– Prescription drugs	15,168	66%	13,871	62%
– Human vaccines	1,425	6%	1,091	5%
– Therapeutic proteins	1,129	5%	1,151	5%
– Eliminations	(48)		(23)
Non-core business (total)	5,310	23%	6,288	28%
– CropScience	4,303	19%	4,034	18%
– Others	1,013	4%	2,259	10%
– Eliminations	(6)		(5)
Eliminations (Intra-Group)(2)	(43)		(74)

Aventis (total)	22,941	100%	22,304	100%

Operating Income (Loss) by Business(3)

	Aventis Group
	2001	2000
	(in € million)
Core business(1)(4)	3,064	826
Non-core business	575	(209)

Aventis (total)	3,639	617

(1)
Merial sales and operating income are not reflected since Merial is accounted for under the equity method.
(2)
Elimination of sales between core and non-core businesses.
(3)
Amounts for 2001 in this table include Aventis Behring in Core Business. Aventis Behring was transferred to our non-core business effective January 1, 2002. For a table describing the effect of this transfer on 2001 core and non-core financial information, see "— Reconciliation table of Aventis Core 2001 including and excluding Aventis Behring", above.
(4)
Includes corporate segment expenses.

        As previously stated, our therapeutic proteins business Aventis Behring has been transferred from core business to non-core business effective January 1, 2002. To ease the comparison over the 3 years, the information by industry segment for 2001 and 2000 has been restated to reflect this transfer.

        Both tables below present the restated information. However all analysis and comments for 2001 and 2000 have not been restated.

Net Sales by Business

	Aventis Group
	2001		2000
	€	%	€	%
	(in € million, except percentages)
Core business (total)	16,576	72%	14,959	67%
– Prescription drugs	15,168	66%	13,871	62%
– Human vaccines	1,425	6%	1,091	5%
– Eliminations	(17)		(3)
Non-core business (total)	6,439	28%	7,444	33%
– CropScience	4,303	19%	4,034	18%
– Others	1,007	4%	2,259	10%
– Therapeutic Proteins	1,129	5%	1,151	5%
Eliminations (Intra-Group)	(74)		(99)

Aventis (total)	22,941	100%	22,304	100%

Operating Income (Loss) by Business

	Aventis Group
	2001	2000
	(in € million)
Core business	3,004	746
Non-core business	635	(129)

Aventis (total)	3,639	617

COMMENTS ON RESULTS OF OPERATIONS

        Consolidated net sales totaled € 22,941 million in 2001, an increase of 2.9% from consolidated net sales of € 22,304 million in 2000. This increase was reduced by the deconsolidation of Messer Griesheim as of April 1, 2001, following the divestiture of this non-core business. The increase in our core business sales amounted to 9.8% from 2000 (see section below on core business sales).

        Production costs and expenses totaled € 7,943 million in 2001, a decrease of 6.2% from € 8,469 million in 2000 due primarily to the implementation of synergies resulting from the formation of Aventis and the deconsolidation of Messer Griesheim.

        Selling, general and administrative costs and other revenues net decreased 11.8% to € 7,178 million from € 8,138 million in 2000, also due to the implementation of synergies and the deconsolidation of Messer Griesheim.

        Research and development spending totaled € 3,481 million, including € 2,977 million spent on research in the core business compared to € 3,479 million in 2000. A total of € 2,620 million was spent on research for prescription drugs, € 243 million on human vaccines and € 87 million on therapeutic proteins.

        Provisions for restructuring totaled € 50 million compared to € 849 million in 2000. The restructuring actions taken as part of the formation of Aventis in December 1999 were recorded in 1999 and 2000.

        Goodwill amortization totaled € 650 million compared to € 752 million in 2000, which comprised € 94 million of non-recurring items.

        Operating income totaled € 3,639 million in 2001 against € 617 million in 2000. The increase was due mainly to improvements in the gross margin of our core business, which rose to 71.2% at the end of 2001 compared to 68.4% at the end of 2000 due to a better product mix and greater focus on our strategic pharmaceutical brands.

        Equity in earnings of affiliated companies totaled € 85 million in 2001 compared to € 244 million in 2000. The decline was due to losses at the chemical company Rhodia (a negative variance of € 169 million compared to 2000) and the lower profitability of Wacker.

        Excluding non-recurring items, EBITA totaled € 4,374 million in 2001 compared to € 3,789 million in 2000.

        EBIT was € 3,724 million in 2001 compared to € 861 million in 2000. EBIT in 2000 included non-recurring items totaling € 2,270 million, while no non-recurring items were taken in 2001. Amortization of goodwill amounted to € 650 million in 2001 compared to € 752 million in 2000.

        Interest expense – net totaled an expense of € 704 million in 2001 compared to an expense of € 805 million in 2000, due primarily to a reduction in the net financial indebtedness of Aventis due to the disposal of Messer Griesheim and an improvement in operating cash flows.

        Gains on sales of assets were € 545 million in 2001 compared to € 359 million in 2000. This increase was due primarily to the sale of non-strategic investments (Messer Griesheim) for € 133 million and the sale of intangible assets and product rights resulting from recurring transactions in our pharmaceutical business and realized in the frame of the restructuring of Group activities initiated in 1999 and 2000 for € 357 million.

        Miscellaneous non-operating income and (expenses) – net, excluding gains on sales of assets, totaled an expense of € 679 million in 2001 compared to an expense of € 440 million in 2000. This increase was due principally to a writedown taken for our investment in the diagnostics business Dade Behring, which is accounted for using the equity method. See Note 4 to our Consolidated Financial Statements for further information.

        Income before taxes and minority interests was € 2,886 million in 2001 compared to a loss of € 25 million in 2000.

        Net income was € 1,505 million in 2001 compared to a loss of € 147 million in 2000.

        Basic earnings per share (EPS) in 2001 were € 1.91 compared to a loss per share of € 0.19 in 2000.

Comments on Balance Sheet

Balance Sheet

	Aventis Group
	2001	2000
	(in € million)
Intangible assets	14,264	14,822
Property, plant and equipment	5,740	7,498
Investments and other assets	6,445	5,851
Other current assets	11,270	12,733
Marketable securities, short term deposits, cash	1,514	1,279

Total assets	39,234	42,183

Stockholders' equity	12,021	10,561
Amortizable preferred securities	200	272
Minority interests	913	1,029
Redeemable partnership interest	284	0
Debt	10,710	14,412
Other liabilities	15,106	15,909

Total liabilities	39,234	42,183

        Stockholders' equity before allocation of earnings totaled € 12,021 million as of December 31, 2001, compared to € 10,561 million as of December 31, 2000, an increase of € 1,460 million. This increase resulted primarily from the net income and the issuance of ordinary shares following the exercise of warrants.

        Stockholders' equity plus other funds (including minority interests and amortizable preferred securities) totaled € 13,134 million as of December 31, 2001, compared to € 11,862 million as of December 31, 2000, a net increase of € 1,272 million, which resulted primarily from the combined effect of the increase of stockholders' equity before allocation of earnings and the decrease of minority interests.

        Net debt (defined as bank overdrafts, short-term and long-term borrowings and debentures minus cash, short-term deposits and marketable securities) totaled € 9,196 million as of December 31, 2001, compared to € 13,133 million as of December 31, 2000, a decrease of € 3,938 million as a consequence of treasury flows compared to the previous year and of the deconsolidation of the Messer Griesheim net debt for € 1.5 billion.

        As of December 31, 2001, approximately € 4.7 billion (50.7%) of our total debt of € 9.2 billion was long-term in nature (excluding the current portion of long-term debt) compared to € 8.2 billion (62.6%) as of December 31, 2000.

    •
    Approximately € 1 billion of our long-term debt is accounted for by 3 1/4% notes having a nominal amount of € 23.22 each and exchangeable at the option of the noteholder into one share of Rhodia until October 2003 (subject to our early redemption rights) and represent 25.2% of the share capital of Rhodia.

    •
    A further € 1 billion of our long-term debt is accounted for by bonds having a nominal amount of € 1,000 each, exchangeable at the option of the bondholders into shares representing 11.8% of the Clariant share capital until July 2003 (subject to our early redemption rights).

    •
    Approximately 48% (€ 2,033 million in debentures and € 184 million in bank borrowings) of our long-term debt instruments come to term in 2003. Of our long-term debt held as of December 31, 2001, approximately 95% was denominated in euro compared to approximately 65% at the end of 2000.

    •
    Approximately 75% of our net debt at December 31, 2001 was held by the parent company Aventis, with the remainder held at the subsidiary level.

        Our overall net debt-to-equity plus other funds ratio was 0.70 as of December 31, 2001, compared to 1.11 as of December 31, 2000.

        We have available unused amounts under short-, medium- and long-term multi-currency lines of credit totaling € 8,698 million as of December 31, 2001, compared to € 7,362 million as of December 31, 2000.

CONSOLIDATED STATEMENTS OF CASH FLOW

        Our self-financing capacity (net income before preferred remuneration plus elimination of expenses and benefits which do not have a cash effect) totaled € 3,250 million in 2001 compared to € 1,468 million in 2000, reflecting principally the rise in net income.

        Net cash provided by operating activities totaled € 3,113 million in 2001 compared to € 1,271 million in 2000, an increase of € 1,842 million mainly due to the core business. This variance primarily relates to the combined effect of the increase in net income and the reimbursement in 2001 of withholding taxes paid in 2000 by Aventis on dividends paid by Hoechst in 1999 (net cash effect of € 300 million).

        Net cash used by investing activities resulted in a net outflow of € 720 million in 2001 compared to € 1,441 million in 2000. Net cash used by investing activities in 2001 included primarily:

    •
    Capital expenditures totaling € 1,245 million in 2001 compared to € 1,570 million in 2000 (the decrease in capital expenditures reflected the deconsolidation of Messer Griesheim as of April 1, 2001).

    •
    Acquisitions (other than those accounted for as capital expenditures) were made totaling € 486 million in 2001, notably the acquisition of an additional equity interest in Millennium Pharmaceuticals, compared to € 932 million in 2000.

    •
    Proceeds from the sale of assets in 2001 totaled € 1,063 million and were primarily related to the disposal of the Cardizem trademark to Biovail, to the disposal of Messer Griesheim and to the sale of the household insecticide business of Aventis CropScience.

        Net cash provided by financing activities totaled € 2,197 million in 2001 compared to a utilization of € 460 million in 2000. The variance is mainly due to the reduction of the debt.

Aventis Core Business Financial Information and Analysis for 2001 and 2000

        As stated before, we define in 2001 our core business as the combination of our activities in prescription drugs, human vaccines and therapeutic proteins, together with our equity interest in the results of the Merial animal health joint venture and our corporate activities. We have set forth below statement of operations and balance sheet information for our core business for each of the years ended December 31, 2001 and 2000. This core business financial information reflects the sum of the relevant historical financial information from each of the accounting segments included in our core business, subject to the allocation of the historical net debt managed centrally and related interest expense between our core business and our non-core business, as explained before. (For individual industry segment financial information, see Note 26 to the Aventis Consolidated Financial Statements.) In addition, concerning the core business statement of operations information for 2000, we have provided information both before and after non-recurring items, as explained further below.

  Before Non-Recurring Items

        In order to enable the core business statement of information for 2001 to be compared to comparable data for 2000, we have also set forth below core business financial information for 2000 before non-recurring items.

  Statement of Operations

Statement of Operations

	Aventis Core(1)
		before non-recurring items(2)
	2001	2000	2000
	(in € million, except per share information in €)
Net sales	17,674	16,091	16,091
Production costs and expenses	(5,084)	(5,086)	(5,230)
Selling, general and administrative costs and other revenues – net	(5,951)	(5,351)	(5,893)
Research and development	(2,977)	(2,759)	(2,911)
Provisions for restructuring	(16)	0	(654)
Goodwill amortization	(583)	(573)	(576)

Operating income	3,064	2,323	826

Equity in earnings of affiliated companies	214	180	163
Interest expense – net	(280)	(262)	(262)
Miscellaneous non-operating income and expenses – net	(55)	(11)	93

Income before taxes and minority interests	2,943	2,229	819

Provision for income taxes	(1,133)	(905)	(352)
Minority interests	(48)	(35)	(21)
Preferred remuneration	(128)	(118)	(118)

Net income	1,633	1,171	328

Average number of outstanding shares (in million shares)	788	781	781
Basic earnings per share (EPS)	2.07	1.50	0.42
Basic EPS before goodwill amortization(3)(4)	2.81	2.23	1.16
EBITA(3)(5)	3,861	3,075	1,565
EBIT(3)(6)	3,278	2,502	989

(1)
Unaudited.
(2)
In the table above, the column "Before Non-Recurring Items" presents non GAAP financial information before deduction of the non-recurring items for the prescription drugs, human vaccines, therapeutic proteins, animal health and corporate segments.
(3)
These lines are non-GAAP financial measures.
(4)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization", above.
(5)
Please refer to the paragraph "— Definition of EBITA line as presented in statements of operations", above.
(6)
Please refer to the paragraph "— Definition of EBIT line as presented in statements of operations", above.

  Balance Sheet

Balance Sheet

	Aventis Core(1)
	2001	2000
	(in € million)
Intangible assets	13,581	13,962
Property, plant and equipment	4,714	4,279
Investments and other assets	5,003	4,064
Other current assets	7,726	8,657
Marketable securities, short term deposits, cash	1,035	839

Total assets	32,059	31,801

Stockholders' equity	13,372	12,817
Amortizable preferred securities	200	272
Minority interests	274	261
Redeemable partnership interest	284	0
Debt	4,329	4,861
Other liabilities	13,599	13,590

Total liabilities	32,059	31,801

(1)
Unaudited.

CORE BUSINESS ANALYSIS: 2001 COMPARED TO 2000

        Net sales were € 17,674 million in 2001, an increase of 9.8% over 2000 reported net sales of € 16,091 million. The following structural changes had a material impact on the comparable basis in 2000:

    •
    The North American rights to the Cardizem family of cardiovascular products were licensed to Biovail Corporation in January 2001.

    •
    A six-month minimum margin contract manufacturing agreement with Ajinomoto Co. Inc. ended in June 2000.

    •
    The over-the-counter (OTC) business was divested in Canada.

    •
    RP India was divested as of December 31, 2000, as part of the integration process to create Aventis in India.

        Adjusting 2000 reported net sales to reflect these and other minor changes in the scope of consolidation resulted in comparable net sales in 2000 of € 15,454 million. The core business sales activity variance was 15.3%.

    •
    Prescription drugs, which represented 86% of total core business sales, recorded sales of € 15,168 million in 2001, up 9.4% over reported sales of € 13,871 million in 2000. Sales rose 15.9% on an activity basis, and growth in 2001 was driven primarily by our strategic brands – brand-name prescription drugs that we believe offer strong growth potential – and by increasing our focus on the key markets of the United States, France, Germany and Japan.

    •
    Human vaccines sales rose 30.5% to € 1,425 million from € 1,091 million in 2000 (+28.2% activity variance), due mainly to higher sales in the United States, especially for the Fluzone influenza vaccine and the IPOL injectable polio vaccine.

    •
    Therapeutic proteins sales fell 1.9% to € 1,129 million from € 1,151 million in 2000 (-1.7% activity variance), due mainly to supply-chain difficulties for Helixate FS/NexGen, the enhanced recombinant product for treatment of hemophilia A, which is manufactured by a third party.

  Prescription Drugs

        Prescription drugs sales contributed € 15,168 million in net sales in 2001, an increase of 9.4% over reported sales of € 13,871 million in 2000. Sales rose 15.9% on an activity basis. Prescription drugs are the principal products of Aventis, accounting for 86% of total core business sales in 2001 compared to 86% in 2000.

        Aventis has identified a group of leading products as being "strategic brands," brand-name pharmaceuticals that we believe have significant growth potential, that in total generated sales of € 7,322 million in 2001, a total increase of 38.3% over 2000 sales of € 5,295 million (+38.2% activity variance). Our strategic brands, which were expanded in 2001 to include the newly launched products Ketek and Lantus, represented 48.3% of total prescription drug sales compared to 38.1% in 2000.

        Within this group, a collection of "core" strategic brands are being given top priority:

    •
    the allergy treatment Allegra/Telfast

    •
    the anticoagulant agent Lovenox/Clexane

    •
    the chemotherapy agent Taxotere

    •
    the cardiovascular treatment Delix/Tritace

    •
    the oral diabetes treatment Amaryl

    •
    the long-acting insulin Lantus

    •
    the antibiotic Ketek

        Three leading strategic brands – Allegra/Telfast, Lovenox/Clexane and Taxotere – achieved "blockbuster" status by generating sales of more than € 1 billion each in 2001.

        Allegra/Telfast sales rose due to increased promotional support, including direct-to-consumer advertising, and the continued success of line extensions and new indications introduced in the United States in 2000, particularly the 180 mg once-daily formulation. Sales figures also reflect a full year's sales of

Allegra in Japan, where it was launched in November 2000. Allegra increased market share and became the No. 2 antihistamine worldwide based on sales in 2001.

        Lovenox/Clexane sales benefited from the drug having the broadest range of indications among low-molecular-weight heparins (LMWHs) as well as from the launch of a new indication in the United States in the first quarter of 2001 for prevention of DVT (deep vein thrombosis) in medically ill patients with restricted mobility. Also supporting sales was the increasing use of this drug for treatment of various types of serious heart conditions, increased sales force efforts and the continued effect of positive clinical studies.

        Taxotere sales rose in 2001 due primarily to the results of several clinical trials in breast, lung and ovarian cancer published in 2001, which differentiated it from other therapies. Sales in the United States rose 43% despite the introduction of generic competition for the compound paclitaxel, a competing product. In Japan, sales rose following our acquisition of exclusive rights for this drug in the country after the end of a co-development and co-marketing agreement with Chugai Pharmaceuticals.

        Delix/Tritace sales were primarily supported by the HOPE (Heart Outcomes Prevention Evaluation) study, which was published in January 2000 in the New England Journal of Medicine, and from its status as the only ACE inhibitor with the indication of prevention of stroke, myocardial infarction and cardiovascular death in patients at risk for cardiovascular events. A follow-up analysis of the HOPE study published in 2001 showing that treatment with Delix/Tritace was associated with lower rates of new diagnoses of diabetes in high-risk patients also contributed to the higher sales.

        Amaryl sales were driven mainly by its status as the only oral treatment for type 2 diabetes with three dosage forms and three indications: monotherapy, combination therapy with insulin and combination therapy with metformin, another oral diabetes drug. Amaryl achieved its highest sales in the United States, and also posted significant sales growth in Japan.

        Lantus sales rose due to the launch of this long-acting basal insulin in the United States in May 2001 and further expansion in Germany, where it was introduced in June 2000. Lantus captured approximately 20% of the market for new vials dispensed in the long-acting insulin market in the United States following its launch, while Lantus gained more than 30% of the long-acting insulin market in Germany based on sales at the end of the year.

        Ketek was first launched in Germany in October 2001 and achieved an 8% share of the country's macrolide market within nine weeks of launch. Supporting sales was the position of this brand as the first in a new class of antibiotics called ketolides and its indication for treating respiratory tract infections, including those resistant to certain commonly used antibiotics.

        Actonel sales were supported by the publication of clinical data supporting the efficacy of this drug in reducing fractures among people with osteoporosis. Actonel also received a new EU indication in 2001 for the reduction of hip fracture risk in women with established postmenopausal osteoporosis. Further supporting sales was the growing acceptance of this drug in the United States, its primary market, as well as market launches in certain European countries. Actonel is being co-developed and co-marketed with Procter & Gamble Pharmaceuticals. Actonel generated combined sales for the two companies of € 309 million in 2001 compared to € 63 million in 2000.

Prescription Drugs Sales by Therapeutic Area

Therapeutic area/Product	Key indications(1)		2001	2000	Activity variance in %(2)	Total variance in %(3)
			(in € million, except percentages)
Total prescription drug sales			15,168	13,871	15.9%	9.4%
of which:

Respiratory/Allergy			2,575	2,055	24.4%	25.3%

Allegra/Telfast	•	Seasonal allergies	1,762	1,166	48.9%	51.1%
	•	Chronic idiopathic urticaria

Nasacort	•	Allergies	266	204	28.8%	30.5%

Cardiology/Thrombosis			3,325	3,193	15.3%	4.1%

Lovenox/Clexane	•	DVT prophylaxis in surgery and medically ill patients with restricted mobility	1,453	1,042	37.6%	39.4%
	•	DVT treatment
	•	Unstable angina/NSTEMI

Delix/Tritace family	•	Hypertension	709	530	36.8%	33.8%
	•	Congestive heart failure
	•	Prevention of cardiovascular events

Oncology			1,494	1,176	27.9%	27.0%

Taxotere	•	Breast and lung cancer	1,003	744	34.8%	34.8%

Campto	•	Colorectal cancer	202	151	36.4%	33.3%

Metabolism/Diabetes			1,761	1,648	8.5%	6.8%

Amaryl	•	Type 2 diabetes	478	377	29.6%	26.8%

Insuman	•	Type 1 and type 2 diabetes	170	156	8.9%	8.8%

Lantus	•	Type 1 and type 2 diabetes	94	10	N.A.	N.A.

Arthritis/Osteoporosis			677	582	19.2%	16.4%

Arava	•	Rheumatoid arthritis	258	192	31.8%	34.0%

Anti-Infectives			1,546	1,690	-3.9%	-8.5%

Targocid	•	Infections	199	190	12.6%	4.6%

Tavanic	•	Infections	192	137	48.8%	40.4%

Synercid	•	Infections	33	44	-25.6%	-23.9%

Ketek	•	Infections	3		N.A.	N.A.

Central Nervous System			1,448	1,374	7.2%	5.4%

Copaxone(4)	•	Multiple sclerosis	383	246	51.5%	55.2%

Rilutek	•	Amyotrophic Lateral Sclerosis	118	106	13.9%	11.9%

Bulk & Toll Manufacturing			706	683	9.0%	3.5%

(1)
The key indications in this chart do not necessarily correspond to the exact indications registered in every country where the relevant pharmaceutical products are marketed and sold. The products in this chart are only a selection of the total product offering of Aventis. Inclusion in this chart does not imply that a given product is sold by Aventis in all of our principal markets. See "Item 4. Information on the Company" for additional information on our products.
(2)
Activity variance for total prescription drugs sales and for the sales of each therapeutic area refers to the comparable basis in 2000. Activity variance for each brand-name product refers to reported sales in 2000.
(3)
Total variance combines activity variance, structure variance and currency variance.
(4)
Sold in cooperation with Teva Pharmaceuticals.

  Human Vaccines

        Human vaccines contributed sales of € 1,425 million to our consolidated sales in 2001, an increase of 30.5% from a contribution to sales of € 1,091 million in 2000 (+28.2% activity variance). In the United States, the IPOL injectable polio vaccine continued to benefit from a 1999 Centers for Disease Control and Prevention (CDC) and American Academy of Pediatrics recommendation to use injected polio vaccines instead of a mixed oral/ injected vaccine for routine childhood immunization. In all areas of the world, our influenza vaccines (Fluzone and Vaxigrip) were helped by greater awareness of the disease as well as earlier availability and value recognition of the product. In addition, in Europe, vaccines are sold through Aventis Pasteur MSD, a 50–50 joint venture between Aventis Pasteur and Merck & Co. Aventis Pasteur MSD is accounted for using the equity method and had sales of € 556 million in 2001 compared to € 588 million in 2000. The joint venture reported strong demand for Hexavac, the only fully liquid pediatric combination vaccine to offer protection for six infectious diseases that received EU marketing approval in October 2000.

Sales of Human Vaccines by Product Family

	2001	2000	Activity variance in %	Total variance in %
	(in € million, except percentages)
Human Vaccines Total	1,425	1,091	28.2%	30.5%
of which:
Product Family(1)
Influenza vaccines	473	240	94.0%	97.0%
Pediatric combination vaccines	378	370	1.4%	2.1%
Travelers/Endemic range	327	280	15.7%	16.8%
Injectable polio vaccines	244	217	9.3%	12.6%
Hepatitis B products	74	118	-36.8%	-36.8%

(1)
Product family sales figures indicate total sales of the specified products, whether generated by Aventis Pasteur or the Aventis Pasteur MSD joint venture. Because Aventis accounts for Aventis Pasteur MSD using the equity method, the contribution to the Aventis consolidated sales will in some cases be materially less than these figures.

  Therapeutic Proteins

        Therapeutic proteins recorded sales of € 1,129 million, a decline of 1.9% compared to € 1,151 million in 2000 (-1.7% activity variance). The lower sales were due primarily to third-party supply problems for Helixate FS/NexGen, an enhanced recombinant product for treatment of hemophilia A that received U.S. and EU marketing approval in mid-2000 and had sales of approximately € 200 million in 2000. Excluding sales of Helixate FS/NexGen in both periods, activity variance on a comparable basis of structure would have shown growth of 7.6% over 2000.

Sales of Therapeutic Proteins by Product Family

	2001	2000	Activity variance in %	Total variance in %
	(in € million, except percentages)
Therapeutic Proteins	1,129	1,151	-1.7%	-1.9%
of which:
Product Family
Coagulation therapies	484	553	-13.6%	-12.5%
Critical care treatments	300	281	8.1%	6.5%
Immune globulin products	229	204	10.6%	12.3%
Wound healing agents	77	92	-9.3%	-16.4%

Core Business Sales by Region(1)

Country/Region	2001	2000	Activity variance in %	Total variance in %
	(in € million, except percentages)
North America (United States and Canada)	6,857	5,680	28.0%	20.7%
France(2)	2,255	2,219	4.3%	1.6%
Germany	1,248	1,194	4.6%	4.6%
Other Europe(3)	2,179	2,002	9.6%	8.8%

Total Europe	5,682	5,415	6.3%	4.9%

Latin America(4)	1,255	1,236	7.4%	1.6%
Japan	1,128	1,090	12.4%	3.5%
Rest of World	2,045	1,987	14.8%	2.9%
Bulk & Toll Manufacturing	706	683	9.0%	3.5%

Total	17,674	16,091	15.3%	9.8%

(1)
Does not reflect the Merial animal health joint venture and the Aventis Pasteur MSD human vaccines joint venture, which are accounted for using the equity method.
(2)
The activity variance of France excludes the effect of businesses that were divested in 2000.
(3)
Principally other EU members, and members of the European Economic Area. Sales to Eastern Europe are included under Rest of World.
(4)
Our ability to recover payment and the level of future sales in Argentina may be affected by the current economic crisis in that country. While this crisis may materially affect our sales in Latin America, we do not expect them to materially affect our total consolidated financial results.

        In the United States, the world's largest pharmaceutical market, sales reached € 6,477 million, an increase of 21.3% from € 5,341 million in 2000 (+27.7% activity variance), driven primarily by the ongoing strong performance of our strategic brands and reflecting our decision to shift resources toward these products. The U.S. accounted for 36.6% of total core business sales compared to 33.2% in 2000 as reported.

        Allegra sales rose 44.8% to € 1,495 million, due principally to the 180 mg once-daily formulation launched in 2000. Allegra-D, a formulation with a decongestant, continued to be a major contributor to Allegra family sales, supported by new clinical data regarding onset of action. Also supporting sales were increases in the size of the sales force for this product and in direct-to-consumer advertising for this product.

        Lovenox sales rose 50.5% to € 973 million in 2001, due primarily to its status as having the broadest range of approved indications among low-molecular-weight heparins (LMWHs). This brand was the market leader with more than a 90% share of the LMWH market based on sales in the United States. Lovenox gained momentum in 2001 amid increased use of this brand to prevent deep vein thrombosis ("DVT") in medically ill patients with restricted mobility, the brand's seventh FDA-approved indication.

        Taxotere sales rose 47.6% to € 541 million, as the differentiation of this product against the compound paclitaxel, a competitor, continued to be the key growth driver. Taxotere had market-leading positions in 2001, with a 25% share of sales of metastatic breast cancer treatments and 40% of sales of second-line non-small-cell lung cancer treatment. Important clinical data across a range of tumor types further supported sales.

        Lantus was launched in the United States in May 2001 and since then has had a strong performance as sales reached € 58 million. At the end of 2001, Lantus had captured 20% of all new insulin vials dispensed in the country's long-acting insulin market.

        Sales of Dermik, our dermatology pharmaceutical products business in the United States, rose 60% to € 401 million in 2001, up from € 244 million in 2000.

Sales of Strategic Brand in the United States

Strategic brand	2001	2000	Activity variance in %	Total variance in %	Contribution to total U.S. 2001 sales in %
	(in € million, except percentages)
Allegra/Telfast	1,495	1,033	40.4%	44.8%	23.1%
Lovenox/Clexane	973	647	45.9%	50.5%	15.0%
Taxotere	541	367	43.2%	47.6%	8.4%
Amaryl	168	151	8.2%	11.6%	2.6%
Lantus	58				0.9%
Copaxone(1)	330	222	44.4%	48.9%	5.1%
Nasacort	203	149	32.4%	36.5%	3.1%
Arava	187	149	21.9%	25.7%	2.9%
Rilutek	35	34	-0.4%	2.7%	0.5%
Synercid	29	42	-32.7%	-30.6%	0.4%

(1)
Sold in cooperation with Teva Pharmaceuticals.

        In France, strategic brands contributed significantly to the positive sales trend, particularly Taxotere, which captured a significant share of the taxane market. Delix/Tritace sales continued to benefit from the results of the HOPE study.

        In Germany, sales gains were due primarily to the continuous growth of strategic brands, which more than compensated for the loss of sales from older and over-the-counter drugs that no longer receive significant marketing support. Among the strongest strategic brands in the country during 2001 were the Delix/Tritace family, Lovenox/Clexane and Taxotere.

        In Japan, sales rose principally due to the introduction of Allegra in November 2000 and its acceptance as a treatment for seasonal allergies, gaining a market share in terms of sales of 10.2% in its first full year. Taxotere sales benefited from new indications for gastric, ovarian and head and neck cancer as well as the acquisition of exclusive rights for this drug in the country after the end of a co-development and co-marketing agreement with Chugai Pharmaceuticals. Further supporting growth were stronger sales of Amaryl.

CORE BUSINESS PROFITABILITY ANALYSIS*

        Aventis core business gross margin as a percentage of sales increased to 71.2% in 2001 from 68.4% in 2000 (before non-recurring items relating to cost of goods sold that amounted in 2000 to a charge of € 144 million) due principally to an improvement in the product mix and greater focus on strategic brands. The end of the minimum-margin Ajinomoto supply contract and the divestiture of less profitable products contributed approximately 0.6 percentage points to the improvement.

        Selling, general and administrative expenses and other revenues net rose 11.2% to € 5,951 million in 2001 from € 5,351 million in 2000 (before non-recurring items that amounted in 2000 to a charge of € 551 million). These costs include all corporate segment expenses. Additional promotional and advertising expenditures for our strategic brands as well as investments in the launch of the new insulin Lantus and the antibiotic Ketek were the primary reasons for the increase. SG&A and other revenues net remained largely unchanged at 33.8% of core business sales, as sales growth and cost savings realized through the implementation of integration synergy projects offset lower product divestiture income.

        Research and development spending rose 7.9% to € 2,977 million, or 16.8% of 2001 core business sales, compared to € 2,759 million, or 17.1% of 2000 core business sales (before non-recurring items which amounted in 2000 to a charge of € 153 million). The increase was due primarily to more phase III studies, costs incurred in defending patents and new co-development/co-marketing agreements signed in 2001 to supplement our product pipeline, including the compounds Picovir for the common cold, ciclesonide for asthma and dexlipotam for type 2 diabetes. Partially offsetting the higher R&D spending were cost savings realized through integration projects.

        Goodwill amortization increased only slightly to € 583 million in 2001 from € 573 million in 2000 (before non-recurring costs amounting to € 3 million in 2000).

        Operating income increased to € 3,064 million in 2001 from € 2,323 million in 2000 (before non-recurring costs amounting to € 1,497 million in 2000).

        Equity in earnings of affiliated companies increased to € 214 million from € 180 million in 2000 (before non-recurring costs amounting to € 17 million in 2000). The main reason for the increase was the contribution of the Merial animal health joint venture. Sales of this 50-50 joint venture with Merck & Co., which is accounted for using the equity method, rose 6.4% to € 1,853 million from € 1,740 million in 2000, due mainly to higher sales of the flea and tick control product Frontline and vaccines for foot-and-mouth disease.

        EBITA (an unaudited non-GAAP measurement that we define as operating income before goodwill amortization plus equity in earnings from affiliated companies) was € 3,861 million in 2001 compared to € 1,565 million in 2000 after non-recurring items. Excluding non-recurring items in 2000, EBITA rose 25.6% from € 3,075 million in 2000. EBITA as a percentage of sales rose 2.7 percentage points to 21.8% from 19.1% in 2000.

        EBIT (an unaudited non-GAAP measurement that we define as operating income plus equity in earnings from affiliated companies) increased to € 3,278 million in 2001 from € 2,502 million in 2000 (before non-recurring costs amounting to € 1,514 million in 2000).

        Interest expense – net totaled an expense of € 280 million in 2001 compared to an expense of € 262 million in 2000.

        Net income was € 1,633 million in 2001 compared to € 328 million in 2000 after non-recurring items. Excluding non-recurring items in 2000, net income rose 39.5% from € 1,171 million.

        Earnings per share (EPS) in 2001 were € 2.07 compared to € 0.42 in 2000 after non-recurring items. Excluding non-recurring items in 2000, EPS rose 38.2% from € 1.50. Before amortization of goodwill and non-recurring items, EPS increased to € 2.81 from € 2.23 in 2000.

(*)
Unaudited.

Aventis Non-Core Business Analysis: 2001 Compared to 2000

        Non-core business net sales were € 5,310 million in 2001 compared to € 6,288 million in 2000. Excluding the sales of Messer Griesheim, which was divested on April 1, 2001, sales would have increased 5.6%.

        Aventis CropScience contributed € 4,303 million in net sales in 2001, an increase of 6.7% over reported sales of € 4,034 million in 2000. On a comparable basis of structure, taking into account the divestiture of the household insecticide business in June 2001, sales rose 7.9% on an activity basis. The sales increase was achieved despite difficult market conditions and overall declining markets in many regions, particularly North America (-4.0%), Western Europe (-4.3%) and Asia-Pacific (-4.5%). Herbicides remained the largest indication area for Aventis CropScience, posting an increase of 8.1% (+8.1% activity variance) despite a very competitive market for cereal herbicides and unfavorable weather in Europe. Insecticide sales rose 7.5% (+8.3% activity variance) due to favorable conditions in the rice, cereal and sugar cane markets. Fungicide sales were stagnant (+0.2% activity variance) due to cold weather in Europe, the main market for these products. Environmental Science product sales registered an increase of 12.8% in 2001 (+24.6% activity variance), due mainly to strong developments in North America driven by new products against termites and for the lawn business. BioScience product sales increased 8.6% (+8.6% activity variance) amid contrasting performances as vegetable and field seed sales were higher but income from biotechnology traits licenses declined due to non-recurring royalty payments in 2000.

Sales of Aventis CropScience by Indication Area

Indication area	2001	% of total	2000	% of total	Total variance in %
	(in € million, except percentages)
Herbicides	1,567	36%	1,450	36%	8.1%
Insecticides	1,130	26%	1,051	26%	7.5%
Fungicides	690	16%	690	17%	0%
Other crop protection	278	7%	270	7%	3.0%
Environmental Science	424	10%	376	9%	12.8%
BioScience	214	5%	197	5%	8.6%

Total	4,303	100%	4,034	100%	6.7%

        Sales in the United States rose 3.0% (+1.8% activity variance) due primarily to the strong development in the Environmental Science business and despite reduced planting acreage, adverse weather conditions – especially during the second-quarter planting season in the Midwest – and excessive inventory for some basic agricultural commodities such as corns, soybeans, cereals and cotton. In France, sales rose due to higher sales for industrial crop products, particularly insecticides. Sales in Brazil benefited from higher sales of insecticides and herbicides.

Sales of Aventis CropScience by Country

Country	2001	2000	Activity variance in %	Total variance in %
	(in € million, except percentages)
United States	787	764	1.8%	3.0%
France	535	491	9.0%	9.0%
Brazil	475	409	13.0%	16.1%
Germany	235	243	-3.2%	-3.2%
Japan	186	181	12.5%	2.9%
Other countries	2,085	1,946	9.0%	7.1%

Total	4,303	4,034	7.9%	6.7%

        Aventis Animal Nutrition net sales were € 572 million, a decrease of 0.9% (-1.3% activity variance) from € 577 million in 2000.

        Messer Griesheim was deconsolidated following our divestiture of this business on April 1, 2001. As a result, net sales of Messer Griesheim were consolidated for only the first quarter and contributed € 435 million to our consolidated net sales in 2001 compared to € 1,673 million in 2000.

        Non-core business operating income amounted to € 575 million in 2001 compared to € 494 million in 2000 (before non-recurring items that amounted to € 704 million in 2000).

        The increase of € 162 million in operating income for Aventis CropScience (+36%) was partly offset by the impact of unfavorable economic conditions in the global chemical industry and by the impairment of € 110 million of assets booked in Aventis Animal Nutrition prior to divestiture, which took place in April 2002.

        Non-core business equity in earnings of affiliated companies fell to a loss of € 129 million in 2001 from a profit of € 135 million in 2000 (before non-recurring items which amounted to € 53 million in 2000), due mainly to a negative variance of € 169 million for Rhodia and to a lower contribution from Wacker.

        Net sales of the specialty chemicals group Rhodia, in which we have a 25.2% equity stake, were € 7,279 million in 2001, down 1.9% compared to € 7,419 million in 2000. The sales performance was influenced by a 1.2 percentage-point gain due to structural changes and a 1.6 percentage-point increase in prices, but were offset by declines of 3.3 percentage points in volumes and 1.3 percentage points in exchange rates. Business conditions were very difficult in 2001, hampered by increased volatility in oil prices and an accelerated drop in economic activity following the September 11 attacks in the United States. As a result of these factors, Rhodia initiated a restructuring program, which is expected to be completed in 2002.

Rhodia booked € 253 million for restructuring provisions, and € 50 million in goodwill impairments in 2001 for this program. Operating income declined € 16 million in 2001 compared to € 496 million in 2000. Rhodia reported a net loss of € 213 million in 2001 compared to net income of € 216 million in 2000.

2000 Non-Recurring Items

        The table below describes the non-recurring items taken by Aventis in 2000 and broken down by sector.

2000 Non-Recurring Items

	Pharma	Agriculture	Industrial, Corporate and Others	Total
	(in € million)
Restructuring charges	(632)	(164)	(18)	(814)
Other costs	(724)	(519)	(143)	(1,386)
Impact on operating income	(1,356)	(683)	(161)	(2,200)
Equity in earnings of affiliates	(59)	(11)	–	(70)
Miscellaneous non-operational items				68
Impact on income before tax				(2,202)
Impact on net income				(1,273)

Restructuring

        In 2000, Aventis recorded a total of € 814 million as restructuring charges, of which € 632 million was recorded by the Aventis Pharma sector and € 164 million by the Aventis Agriculture sector. New restructuring measures at Aventis Pharma affected primarily France (€ 315 million), the United States (€ 166 million), Germany (€ 31 million), Japan (€ 8 million) and other countries (€ 70 million). At Aventis Agriculture, new restructuring measures affected primarily France (€ 66 million) relating to workforce-reduction measures and the closing of the Saint Aubin site, the U.K. (€ 25 million) for the closing of various production sites as well as research and development facilities, the United States (€ 16 million) and Germany (€ 8 million). We also recorded a total of € 18 million of restructuring charges in relation to our corporate structure.

Other Costs

        Other costs that we have included as non-recurring items in 2000 comprised charges we incurred in connection with our integration of Aventis Pharma and Aventis Agriculture sector activities following the business combination of Rhône-Poulenc and Hoechst. These non-recurring items were divided into three categories:

    •
    Items having a treasury effect and tied to the integration of activities within Aventis.

    •
    Items without treasury effect involving principally writeoffs and impairments of assets resulting from site closings or sales or from the reorganization of certain activities.

    •
    Costs and provisions relating to selected lawsuits as well as the net product of asset dispositions.

        Of these exceptional items, € 724 million was incurred by Aventis Pharma, € 519 million was incurred by Aventis Agriculture and € 143 million was incurred at our corporate level:

    •
    Items having a treasury effect, tied to the integration of activities and incurred by Aventis Pharma amounted to approximately € 200 million, while those incurred by Aventis Agriculture amounted to approximately € 150 million. These items related mainly to integration costs tied to transfers of activities, fees for reregistration of products, corporate communications expenses and recruiting costs.

    •
    Items without treasury effect involving principally writeoffs and impairments of assets amounted to approximately € 320 million for Aventis Pharma and related principally to impairments and depreciation of assets resulting from the reorganization of production, commercial activities and research and development, which involved the closing or transfer of activities. For Aventis Agriculture, these items amounted to approximately € 140 million and related principally to the impairment of assets resulting from revised business strategy at our Seeds/Link range product lines.

Other Material Financial Elements

  Disclosure of Critical Accounting Policies

  Impairment policy

        Long-lived assets are recorded at cost at the date of acquisition and are amortized over time in accordance with the usage of these assets.

        Assets or asset groups are reviewed at each reporting date or each time an event occurs that may suggest that an asset has been impaired (when the chances of recovering their carrying amount may be threatened). If there is an indication that an asset may be impaired, such as a negative change in the operating conditions, then this asset is to be tested for impairment.

        The application of our impairment policy involves significant management judgements and estimates, including determination of triggering events, evaluation of future cash flows, estimation of the future evolution of business conditions and development of alternative business scenarios. Actual facts and developments could differ from these judgments and estimates and therefore affect our impairment assessments.

  Assets to be held and used:

        To identify assets held and used for which an impairment in value may have occurred, we undertake a review of long-lived assets and intangible assets when certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        Those assets are tested for recoverability using cash flows estimates based on the future net cash flows associated with the asset or assets group, excluding interest charges and including future capital expenditures necessary to maintain the existing service potential.

        If as a result of the test an asset is deemed to be impaired, the measurement of the impairment loss is determined as being the excess of the carrying amount over the fair value of the asset. The fair value of an asset or asset group is determined by using one of the three following methods:

    •
    Quoted market prices in active markets.

    •
    Estimates based on prices of similar assets.

    •
    Estimates based on valuation techniques, such as discounted cash flows.

  Assets to be disposed of by sale or to be abandoned:

        Assets to be disposed of by sale must be recorded at the lower of the carrying amount or fair value less costs to sell. Fair value is determined in the same manner as it is determined for assets held and used including expected sale proceeds and scrap value if any. If an asset qualifies as "to be disposed of", the depreciation or amortization is stopped.

        As of December 31, 2002, Aventis had no asset or group of assets qualifying as assets to be disposed of.

  Impairment of Goodwill:

        We recognize and measure goodwill impairment based on discounted cash flows, which are compared to goodwill for each business in which an impairment indicator exists.

        For the purpose of testing goodwill, all goodwill acquired in business combinations as well as all acquired assets and liabilities have been assigned to reporting units which are for us: prescription drugs, human vaccines, therapeutic proteins, Merial and corporate activities.

        Testing goodwill for impairment is done at reporting unit level. The fair value of the overall reporting unit based on discounted cash flows is compared to its carrying amount (including goodwill), if the carrying amount of the reporting unit exceeds its fair value, an impairment is recorded equal to the difference between these two amounts.

        Goodwill is tested on an annual basis and whenever certain circumstances indicate that goodwill might be impaired.

        In 2002, we reviewed the value of therapeutic proteins' assets (including goodwill) on the basis of the updated projected cash flows related to these assets. An impairment charge has been recorded to adjust the carrying value of these assets to their estimated fair value. (See Note 2 to the Aventis Consolidated Financial Statements.)

  Impairment of Investments:

        Investments are classified either as strategic investments or other investments.

        Strategic investments are valued according to the value-in-use model, which includes among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability, and restriction period.

        As of December 31, 2002, the carrying value of our investment in Millennium Pharmaceuticals exceeded its value-in-use and a write down has been recorded accordingly.

        Other investments are carried at the lower of cost or net realizable value. (See Note 5 to the Aventis Consolidated Financial Statements for additional information.)

  Environmental and Product Liabilities

        The group recognizes a loss contingency and accrues for a liability if available information indicates that a contingent loss is probable as of the balance sheet date and reasonably estimable. In the course of its business, the group is exposed in particular to environmental and product liabilities.

        In addition, Aventis and its subsidiaries have divested a variety of mostly chemicals and agro-chemicals businesses in 2002 or in previous years with customary indemnification obligations (notably environmental and product liabilities) regarding the state of the sold businesses and negotiated on a case-by-case basis.

        With respect to environmental liabilities, the Group generally estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. In evaluating the potential liability the group is considering the two following criteria, on or before the date the balance sheet is issued (date of the Supervisory Board):

    •
    Litigation has commenced or a claim has been asserted.

    •
    Based on available information it is probable that the outcome of such litigation, claim or assessment will be unfavorable.

        With respect to product liabilities, other litigations and claims, the Group estimates contingency losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and in some cases, settling such claims.

        If both conditions for the accrual of a loss contingency are met, an accrual for the estimated amount of pending or threatened litigation and actual or possible claims or assessments including the attorney's fees is required. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

        The evaluation of loss contingencies involves significant management judgments and estimates when assessing and recognizing the Group's exposures and likelihood of loss. Future events, such as changes in existing laws, new facts or conditions, as well as developments of currently in-process claims or litigation may result in actual losses differing from those recognized by us at year-end.

        (For additional information, please see Notes 16, 18 and 25 to the Aventis Consolidated Financial Statements).

  Acquisition Policy

        We review acquisition and investment opportunities in our core business markets on a continuing basis and normally pursue transactions, including any acquisition or investment that might be material in relation to our consolidated financial condition or results of operations, that are deemed essential to consolidating or preserving our strategic position in one of these markets.

  Divestiture Policy

        In the past, we have divested numerous non-strategic assets with the objective of focusing our business portfolio and reducing outstanding debt.

        In 2002, we successfully completed the disposals of Aventis CropScience and Aventis Animal Nutrition as announced in 2001. We intend to divest our activities classified as non-core business.

  Capital Expenditures

        The following table sets forth our capital expenditures for each of the three years during the period ended December 31, 2002.

Aventis Capital Expenditures

	2002	2001(1)	2000(1)
	(in € million, except percentages)
Core Business	864	998	933
Non-Core Business	136	247	637

Total capital expenditures	1,000	1,245	1,570

Total capital expenditures as a % of consolidated net sales	4.8%	5.4%	7.0%

(1)
Aventis Behring has been transferred to non-core business.

        Over the past years, capital expenditures have principally been devoted to the following objectives:

    –
    capacity increases for new or existing products (notably Lantus and Lovenox)

    –
    plant productivity improvements,

    –
    compliance with safety and environmental regulations

    –
    expansion in geographically important areas of economic growth, notably North America.

        Our level of capital expenditures for our core business shows no significant evolution over the three years under review. In the future, we intend to focus our investments to support our strategy to optimize our product and geographic mix. We are also concentrating our efforts to increase our capacity for new strategic brands.

        The geographical breakdown of the total capital expenditures is as follows:

Aventis Capital Expenditures

	2002	2001(2)	2000(2)
	(in € million)
France	146	171	187
United States	163	323	215
Germany	267	203	151
Rest of the World	122	154	263

Prescription drugs	698	851	816
Human vaccines	159	143	79
Corporate(1)	7	3	38
Total Core Business	864	998	933
Non-Core Business	136	247	637

Total capital expenditures	1,000	1,245	1,570

(1)
Capital expenditures for Corporate relate mainly to France.
(2)
Aventis Behring has been transferred to non-core business.

        For 2003, total capital expenditures for our core business are expected to amount to approximately € 1,000 million. A majority of this amount (approximately € 500 million) will be spent on Industrial Operations across our sites. The main investments relate to the facilities which manufacture our core strategic brands (Ketek, Lantus, Lovenox and Taxotere) in addition to the usual amount used to maintain the plants.

        Another significant amount of investment relates to our research and development activities in order to develop our laboratories and high-tech equipment and to support our R&D efforts.

        Our human vaccines business will invest to increase production capacity in the U.S. and in France, as well as for new laboratories and GMP compliance.

        We currently expect to finance these capital expenditures through cash flow provided by operating activities.

  Effect of Exchange Rate Fluctuations

        The reporting currency used in our consolidated financial statements is the euro. Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro, we have a transaction and translation exposure to fluctuations in the values of these currencies against the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar against the euro, could have a material impact on our results of operations. For example, a weak value of the U.S. dollar against the euro will reduce the euro value of our sales and earnings made in the U.S. dollar and in dollar sensitive regions such as Latin America and reduce the competitiveness of our products produced in Europe against products exported from the United States.

        We engage in various foreign currency hedging activities to reduce our exposure to fluctuations in exchange rates. As a general policy, we do not specifically hedge transactions, but manage our exposure on a comprehensive basis. See Note 1(k) to the Consolidated Financial Statements included in this Annual Report.

    •
    In 2002, the increase in the value of the euro compared to the U.S. dollar ($ 0.9456 average value in 2002 compared to $ 0.8956 average value in 2001) had a negative impact on our net sales. The strength of the euro resulted in a negative currency impact of 2.4% on sales of our Core Business.

    •
    In 2001, the decrease in the value of the euro compared to the U.S. dollar ($ 0.8956 average value in 2001 compared to $ 0.924 average value in 2000) had a positive impact on our net sales, which was offset by negative variances from other currencies.

    •
    In 2000, the decrease in the value of the euro compared to the U.S. dollar ($ 0.924 average value in 2000 compared to $ 1.066 average value in 1999) had a positive impact on our net sales.

  French Corporate Taxation Arrangements

        Under the provisions of the French Tax Code (Article 209 quinquies), we have obtained approval from the French tax authorities to file a worldwide, consolidated return. Accordingly, our French income taxes are computed on a worldwide, consolidated basis allowing us, within certain limits and subject to certain conditions, to offset taxable income of profitable subsidiaries against losses of other subsidiaries located in the same or different countries. The initial authorization for this arrangement expired on December 31, 1997. The Group has renewed this regime for the period 1998 to 2000, and for the period 2001 to 2003. Effective January 1, 1999, the scope of the worldwide tax policy was modified to exclude Rhodia companies and to include the Hoechst life science companies.

  Raw Materials

        Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. In general, these materials are widely available from multiple sources. No serious shortages or delays were encountered in 2002 and none are expected in 2003.

  Environmental Product Liability and Antitrust Matters

        As of December 31, 2002, the amount of net liabilities accrued relating to environmental matters was approximately € 285 million, and the amount of liabilities accrued relating to product liability matters was approximately € 440 million. Environmental liabilities concern losses recognized for probable responsibility relating to past waste disposal practices (including designation of certain of our subsidiaries as a "potentially responsible party" under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and comparable designation under other applicable laws in the United States and other jurisdictions), tort claims relating to the release of chemicals into the environment and other environmental matters.

        Aventis and/or its subsidiaries have been designated as a "potentially responsible party" or its equivalent under "Superfund" and similar laws in the United States and elsewhere, or may otherwise have potential responsibility for numerous sites, of which approximately 6 are undergoing active remediation by Aventis, and approximately 66 are undergoing active remediation under circumstances where third parties have primary responsibility for such remediation (through indemnification or otherwise). In 1998, Aventis entered into an Environmental Indemnification Agreement under which, subject to certain conditions, Rhodia may claim indemnification from Aventis with respect to costs that may arise from unanticipated environmental liabilities. On December 27, 2002, Aventis received an offer from Rhodia to settle all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of € 88 million, of which € 26 million have been paid as of December 31, 2002. In addition, with respect to certain other business that Aventis and its subsidiaries have de-merged or divested, for example, Aventis Animal Nutrition, Aventis CropScience, Celanese, Infraserv Höchst, Messer Griesheim, and the specialty chemicals business sold to Clariant, the Group has retained responsibility for certain environmental liabilities. See Note 25 of the Aventis Consolidated Financial Statements included in this Annual Report for further information.

        Aventis and/or its subsidiaries are named as defendants in various product liability, antitrust and other actions. See "Item 8. Financial Information — Information on Legal or Arbitration Proceedings" and Note 25 of the Aventis Consolidated Financial Statements for further information.

        We recognize losses and accrue liabilities relating to environmental and product liability matters. Accordingly, we recognize a loss if available information indicates that the event of loss is "probable" and "reasonably estimable." If the event of loss is neither "probable" nor "reasonably estimable," but is "reasonably possible," we disclose this contingency in the notes to our consolidated financial statements if such contingency is material. If the event of loss is remote, we do not disclose this possibility. With respect to environmental liabilities, we generally estimate losses on a case-by-case basis and make the best estimate we can based on available information. With respect to product liabilities, we estimate losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such claims. Our policy is to record as an asset any anticipated recoveries from third parties (primarily, recoveries from insurance carriers) relating to environmental and product liability matters, the occurrence of which are determined to be probable on the basis of the status of current discussions with such third parties.

        Based on the information available to us, we do not believe that unrecognized and uninsured losses for environmental and product liability matters that are reasonably possible or remote would have a material adverse impact on our consolidated financial condition, results of operations or liquidity.

  Outlook

        For 2003 and beyond, we anticipate that the pharmaceutical industry will continue to face several challenges, such as additional healthcare cost-containment efforts and more demanding approval procedures for new products. However, we feel that the mid- to long-term growth trends for the industry are intact: there is a strong need for better therapies for serious, chronic or life-threatening diseases — such as cancer, cardiovascular conditions or diabetes — while new technologies and a better understanding of many diseases will enable us to offer patients better treatments.

        Our existing strategic brands and vaccines, which address critical medical needs, have significant potential for incremental growth. We additionally expect a number of new products in key therapeutic areas will also contribute substantially to our future performance. We therefore expect to continue to deliver strong earnings growth in 2003. For 2003, sales activity growth (excluding the impact of currency) for our core business is expected to be in the high single digits, while earnings per share for the core business are expected to achieve a growth rate in the mid to high teens after one-time costs generated by a productivity enhancement plan. For 2004, we currently expect a similar profile for sales growth as in 2003.

        Statements in this outlook, including but not limited to statements of or relating to financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors. Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of our products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. We disclaim any obligation to revise or update any such forward-looking statement beyond those imposed by law.

Item 6.    Directors, Senior Management and Employees

        Aventis is organized under French law as a stock corporation (société anonyme) with a Management Board (Directoire) and a Supervisory Board (Conseil de Surveillance). Aventis adopted its current two-tier board structure upon closing of the business combination on December 15, 1999, in execution of an amendment to its By-Laws. The two boards are separate and no individual may simultaneously serve as a member of both.

        Under French law, the Management Board has management responsibility for Aventis and broad authority to take actions in the name of Aventis, within the scope of the object and purposes of Aventis, and subject to the authority expressly reserved by law to the shareholders and the Supervisory Board.

        The corporate headquarters of Aventis is located in Strasbourg, France. The working language within Aventis is English.

        Aventis is following with interest the discussions concerning better corporate governance practices and is aided by the specialized committees of its Supervisory Board, see "Supervisory Board" below.

        Throughout its existence and in particular over the past decade, Aventis and its predecessor companies have consistently endeavored to use clear structures and to adhere to principles of integrity and transparency in the management of the company.

        Due to the listing of Aventis on Euronext Paris, the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, Aventis has decided to implement – to the extent compatible with French law requirements to which Aventis as a French company is bound – the new legal and regulatory provisions on corporate governance which have been issued, as well as the new recommendations in France, Germany and in the U.S. Insofar as some of the new provisions are not yet applicable, a transitional period is planned. Therefore, Aventis will complete its implementation of the new provisions as they become final. The present Annual Report takes into consideration the provisions effective as of the filing date of this Annual Report.

        In light of the history of Aventis and its significant shareholdings in Germany, Aventis also strives for compliance with best practice for German Corporate Governance standards as evidenced by the "Deutscher Corporate Governance Kodex" (DCGK) which applies by law in effect only to German stock corporations. Aventis complies with almost all of the provisions of the DCGK. Where deviations exist, they result for the most part from different legal context and corporate culture in France.

Management Board

        The Management Board of Aventis is composed of seven members appointed for a five-year term, which will expire at the end of the Annual General Meeting called to approve the accounts for the year ended and held in the year 2004. They may be reelected. Notwithstanding the above, in the event the Supervisory Board creates a new position on the Management Board, the term of office of such new member will expire simultaneously with the term of office of the current members of the Management Board.

        No person may be appointed as a member of the Management Board if he/she is over the age of 65. The Supervisory Board appoints the Management Board members, including the Chairman and Vice Chairman. The mandates of members of the Management Board may be revoked at any time by the Supervisory Board.

        Management Board meetings may take place by personal attendance in France or abroad as well as by any means of telecommunication, in particular by videoconference or telephone conference call. For the decisions of the Management Board to be valid, a majority of its members must be present. The Management Board met 15 times in 2002.

        The Management Board is responsible for managing the business of Aventis and for acting in the name of the company, in particular for making decisions on general policy matters and determining the overall business and financial strategy of Aventis. Excluded are those powers that are granted to the Supervisory Board and the shareholders specifically by law or because they are of strategic importance to Aventis or likely to have a material effect on its financial condition. For information on actions requiring approval of the Supervisory Board, see "Supervisory Board" below.

        Following the Annual General Meeting held on May 14, 2002, the Supervisory Board elected a new Management Board. Igor Landau, already a member of the Management Board, was appointed Chairman of the Management Board.

        The table below lists as of March 1, 2003, the names and ages of the Management Board members, their current position within the Aventis Group, the dates of their initial appointment, the year when their terms of office expire and their directorships in other public companies. The table also indicates for each Management Board member the number of Aventis ordinary shares held as of March 1, 2003.

Name	Current Position within Aventis	Initially Appointed	Term Expires	Directorships in other companies and in Aventis Group (as at March 1, 2003)
Igor Landau Born on July 13, 1944 10,403 Aventis Ordinary Shares*	Chairman of the Management Board Member of the Management Board	May 14, 2002 Dec 15, 1999	2004 2004	Director of CCF, Essilor, IDI (Institut de Développement Industriel), Thomson Multimedia

Aventis Group:
Chairman of the Supervisory Board of Aventis Pharma AG

				Member of the Board of Directors of Rhône-Poulenc AGCO Ltd, Aventis Inc, Aventis Behring LLC
Patrick Langlois Born on December 9, 1945 57,107 Aventis Ordinary Shares*	Vice Chairman of the Management Board Chief Financial Officer	May 14, 2002	2004
Member of the Board of Directors of Rhodia

Aventis Group:
Chairman and CEO of Aventis Agriculture

Director of Aventis Agriculture, Aventis Behring LLC, Aventis Pharma Inv Ltd. Carraig, Fiac (Guernesey), Fisons Ltd, Merial Ltd, Rhône-Poulenc Pharma, Aventis Pharmaceuticals Inc.

Member of the Supervisory Board of Aventis Pharma AG

				Permanent Representative of Aventis Pharma SA within the Board of Directors of Aventis Pasteur, Gencell SAS
Richard J. Markham Born on September 26, 1950 300 Aventis Ordinary Shares*	Vice Chairman of the Management Board Chief Operating Officer	May 14, 2002	2004
Member of the Board of Directors of Pharmaceuticals Research and Manufacturers Association; Trustee of the Health Care Institute

Aventis Group:
				Member of the Board of Directors of Aventis Behring LLC, Aventis Pharmaceuticals Inc.

Frank Douglas Born on April 30, 1943 400 Aventis Ordinary Shares*	Member of the Management Board Executive Vice President for Drug Innovation and Approval	May 14, 2002	2004	Member of the Board of Directors of Medtronic Inc. Aventis Group: Member of the Board of Directors of Aventis Pharmaceuticals Inc, Aventis Behring LLC, Gencell SAS
Heinz-Werner Meier Born on November 30, 1952 130 Aventis Ordinary Shares*	Member of the Management Board Executive Vice President for Human Resources	May 14, 2002	2004	Aventis Group: Member of the Management Board of Hoechst AG Chairman and Managing Director of the Management Board of Aventis Pharma Deutschland GmbH
Dirk Oldenburg Born on July 19, 1957 425 Aventis Ordinary Shares*	Member of the Management Board Executive Vice President, General Counsel	May 14, 2002	2004
Member of the Supervisory Board of Wacker-Chemie GmbH

Aventis Group:
				Chairman of the Board of Management of the Aventis Foundation (Germany), Chairman of the Supervisory Board of Aventis Pharma Deutschland GmbH, Managing Director of Aventis Pharma Holding GmbH, Member of the Management Board of Aventis Pharma AG, Hoechst AG
Thierry Soursac Born on April 22, 1957 271 Aventis Ordinary Shares*	Member of the Management Board Executive Vice President for Commercial Operations	May 14, 2002	2004	Aventis Group: Chairman of the Supervisory Board of Aventis Pharma SA Member of the Board of Directors of Aventis Pharmaceuticals Inc.

*
Number of Aventis shares held in sole property.

Supervisory Board

        The Supervisory Board supervises the management of Aventis by the Management Board. In addition, it appoints the Management Board and its Chairman and, as the case may be, its Vice Chairman and the Managing Directors ("Directeurs Généraux"). The Supervisory Board may revoke the mandate of members of the Management Board, as well as the mandate of the Chairman, of the Vice Chairman and of the Managing Directors in accordance with the provisions of French Law. The Supervisory Board determines the remuneration of the members of the Management Board. The Supervisory Board presents its comments on the annual financial statements and management report of Aventis to the shareholders at the Annual General Meeting of Shareholders. French Law and the Aventis By-Laws require the Supervisory Board's approval of certain operations, notably any corporate action that is of major strategic importance to, or likely to have a material financial effect on, Aventis on a consolidated basis.

        Shareholders appoint the Supervisory Board members for a five-year term, which will expire at the end of the Annual General Meeting of Shareholders called to approve the accounts for the year just ended and held in the year during which the duties of the said members expire. Pursuant to French law and the Aventis By-Laws, each Supervisory Board member must hold at least one Aventis share. No more than one-third of the Supervisory Board members in office at any time may be age 75 or older.

        The Supervisory Board appoints its own Chairman and Vice Chairman. The Supervisory Board currently consists of 16 members, and in accordance with the Aventis By-Laws, the number may not exceed 16 members. The aggregate amount of compensation to be paid to the Supervisory Board is determined each year by the Annual General Meeting of Shareholders, and the Supervisory Board votes to allocate this amount among its members. No member of our Supervisory Board is party to a service contract with us or our subsidiaries providing for benefits upon termination of employment.

        Internal rules of the Supervisory Board define the role and powers vis-à-vis the Management Board, supplementing the existing legal provisions and our By-Laws. These internal rules also define the functioning of the Supervisory Board, the role and powers of the committees of the Supervisory Board and describe the main professional ethics rules and code of conduct.

        In addition, Aventis has put in place compliance rules presenting notably the procedures, guidelines and restrictions applicable to Aventis directors, officers and employees for trading in Aventis shares, including the prohibition of certain insider transactions during blackout periods in connection with the publication of financial results.

        The internal rules of the Supervisory Board and the compliance rules are available on the Aventis Web site (www.aventis.com).

        Supervisory Board meetings are held at least once every quarter. The Chairman of the Supervisory Board may convene meetings on his own initiative, at the request of one-third of the Supervisory Board members or at the request of any Management Board member.

        Decisions must be made by a simple majority of all members entitled to vote, whether or not present or represented. Voting by proxy is permitted.

        At the Annual General Meeting held on May 14, 2002, Jürgen Dormann, formerly Chairman of the Management Board, and Jean-René Fourtou, formerly Vice Chairman of the Management Board, were elected as members of the Supervisory Board. At its meeting immediately following the Annual General Meeting on May 14, 2002, the Supervisory Board appointed Jürgen Dormann as Chairman and Jean-René Fourtou as Vice Chairman of the Aventis Supervisory Board.

        Marc Viénot, formerly Chairman, and Martin Frühauf, formerly Vice Chairman of the Supervisory Board remain members of the Supervisory Board.

        The Supervisory Board held five meetings in 2002, with an attendance rate of 93%. It is scheduled to hold five meetings in 2003.

        The table below lists, as at March 1, 2003, the names and birthdates of the Supervisory Board members, their current positions within the Aventis Supervisory Board, the dates of their initial appointment, the year when their terms expire and their principal occupations or employment. The table also indicates for each Supervisory Board member the number of Aventis shares held as at March 1, 2003.

Name	Current Position within Aventis	Initially Appointed	Term Expires	Directorships in other companies and in Aventis Group (as at March 1, 2003)
Jürgen Dormann Born on January 12, 1940 3,550 Aventis Ordinary Shares*	Chairman of the Supervisory Board Member of the Supervisory Board Chairman of the Strategy Committee	May 14, 2002 May 14, 2002 May 14, 2002	2007 2007 2007	Chairman of the Board of Directors and CEO of ABB Ltd.
Chairman of the Supervisory Board of Lion Bioscience AG
Member of the Supervisory Board of Allianz AG
Member of the Board of Directors of IBM Corporation
Member of the Executive Committee of the "World Business Council for Sustainable Development" (& Vice President Europe)
Jean-René Fourtou Born on June 20, 1939 39,702 Aventis Ordinary Shares*	Vice Chairman of the Supervisory Board Member of the Supervisory Board Member of the Strategy Committee	May 14, 2002 May 14, 2002 May 14, 2002	2007 2007 2007
Chairman of the Board of Directors and CEO of Vivendi Universal, Chairman of the Supervisory Board of Group Canal+, CEO of USI Entertainment Inc, Director of USA Interactive
Chairman of the Supervisory Board of Vivendi Environnement
Vice Chairman of the Supervisory Board of AXA, Vice Chairman of the Board of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurances Mutuelle, and member of the Board of AXA Financial Inc, The Equitable Life Assurance and AXA Millesime SAS
Member of the Board of Directors of Cap Gemini, EADS
President of ICC (International Chamber of Commerce)

Joachim Betz Born on February 4, 1948 118 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006
Representative of employee interests, member of the Supervisory Board of Hoechst AG and Aventis Pharma Deutschland GmbH as representative of the senior executive personnel ("Leitende Angestellte")
Chairman of the Group Senior Executive Personnel Committee for Hoechst AG and Aventis Pharma Deutschland GmbH, of the Biosafety Committee of Aventis Pharma Deutschland GmbH
				Vice Chairman of Association of Employed Academic Personnel (VAA) of the Chemical Industry, of the Deputy Assembly of Pensionskasse Hoechst Gruppe VvaG and of the Employee Shareholders Association of Aventis BAA e.v.
Werner Bischoff Born on November 15, 1947 200 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006
Representative of employee interests, Vice Chairman of the Supervisory Board of Hoechst AG (as representative of trade unions), of Aventis Pharma Deutschland GmbH (as representative of trade unions), of Degussa AG (as representative of trade unions), of Gewerkschaftliche Beteiligungsgesellschaft AG
Managing Director of IG Bergbau, Chemie, Energie (IGBCE)
				Member of the Parliament of the German federal state of Nordrhein-Westfalen

Jean-Marc Bruel Born on February 18, 1936 6,478 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004	Chairman of the Foundation Villette-Entreprise, Firmenich Director of V.E.V. SA, Ecole Centrale (Paris), Institut Curie, Rhodia
Alain Dorbais Born on March 4, 1949 10 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006	Representative of employee interests, Secretary of the European Works Council of Aventis, of the relationship FCE-CFDT of Aventis
Martin Frühauf Born on May 21, 1933 542 Aventis Ordinary Shares*	Member of the Supervisory Board Chairman of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004	Attorney-at-Law Member of the Supervisory Board of Dresdner Bank AG Member of the Board of Directors of Landesbank Hessen-Thüringen
Serge Kampf Born on October 13, 1934 2,100 Aventis Ordinary Shares*	Member of the Supervisory Board Chairman of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004
Chairman of the Board of Directors and CEO of Cap Gemini SA Cap Gemini Service SA, Cap Sogeti SA, Cap Sogeti Com SA
Chairman of Cap Gemini (Suisse) SA
Director of Cap Gemini France SA, Cap Gemini Telecom SA, Cap Gemini Gouvieux SA, Cap Gemini America Inc (USA), Cap Gemini UK – PLC
Permanent representative of Cap Gemini SA at the Board of Cap Gemini Université SA
Managing Director of Cap Gemini Europe BV, Cap Gemini Benelux BV
Hubert Markl Born on August 17, 1938 100 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004	Professor of Biology Member of the Supervisory Board of BMW AG, Royal Dutch Shell, Münchener Rückversicherungs AG

Günter Metz Born on April 29, 1935 2,026 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004	Chairman of the Supervisory Board of Celanese AG Member of the Supervisory Board of Schenker AG, Zürich Beteiligungs AG
Christian Neveu Born on August 19, 1944 43 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006	Representative of the employee interests Coordinator of CGT for Aventis Group
Didier Pineau-Valencienne Born on March 21, 1931 10, 911 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004

Honorary Chairman of Schneider Electric SA and of Square D
Vice President of Crédit Suisse First Boston
Member of the Supervisory Board of Lagardere
Director of Aon France, Fleury Michon SA,
Vivarte SA, Wendel Investissement SA
Seham Razzouqi Born on March 17, 1950 200 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Finance and Audit Committee Member of the Strategy Committee	December 15, 1999 December 15, 1999 May 14, 2002	2004 2004 2004
Managing Director, Finance, Administration and International Relations of Kuwait Petroleum Corporation, Delegated Governor of Kuwait to OPEC
Member of the Board of Director of Kuwait Petroleum Corporation, Petrochemical Industries Holding Sarl, Petrochemical Resources Holding BV
Member of the Public Authority for industry, Public Authority for applied education and training

Michel Renault Born on June 23, 1937 100 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004
Chairman of the "Conseil de Direction" of Groupement des Cartes Bancaires
Chairman of the Supervisory Board of D.M.C. SA
Chairman of the College of "Associés Gérants" of ARJIL & Associés Banque (Lagardère Group)
Director of Groupe FLO, Bolloré Investissement (Groupe Bolloré),
				V.E.V. SA
Hans-Jürgen Schinzler Born on October 12, 1940 50 Aventis Ordinary Shares*	Member of the Supervisory Board	December 15, 1999	2004
Chairman of the Management Board of Münchener Rückversicherungsgesellschaft
Chairman of the Supervisory Board of Ergo Versicherungsgruppe AG
Vice Chairman of the Supervisory Board of Man AG
				Member of the Supervisory Board of Metro AG
Marc Viénot Born on November 1, 1928 2,520 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Strategy Committee	December 15, 1999 May 14, 2002	2004 2004	Chairman of Paris Europlace Honorary Chairman of Société Générale Director of Afep-Agref, Alcatel Alsthom, Ciments Français, Société Générale

*
Number of Aventis shares held in sole property.

        On May 14, 2002, following the Annual General Meeting, the Supervisory Board resolved to create a Strategy Committee. This committee was established to further strengthen corporate governance alongside the Finance and Audit Committee and Nomination and Compensation Committee, which were formed on December 15, 1999 to support the work of the Supervisory Board.

  The Strategy Committee

Members:	Jürgen Dormann (Chairman) Jean-René Fourtou Seham Razzouqi Marc Viénot

        The authority and responsibilities of the Committee are defined in the Internal Rules of the Strategy Committee.

        The Strategy Committee is responsible for:

    •
    Examining the process of the strategy formulation including format and timetable;

    •
    Discussing the economic and political environment, including technological, regulatory and competitive dynamics;

    •
    Discussing and challenging the strategy presented by the management;

    •
    Reviewing the product portfolio, including internal and external product development and licensing activities;

    •
    Reviewing all major investments and divestments, mergers, alliances beyond € 500 million per transaction, and preparing respective proposals for the Supervisory Board.

        The Strategy Committee held two meetings in 2002 with an attendance rate of 88%.

        In 2002, the committee reviewed and discussed an extensive analysis, prepared by the Management Board, of the current and anticipated future trends in the global pharmaceutical industry and its regulatory and economic environment, the competitive position of Aventis, the opportunities and risks we are facing, and a series of scenarios and options how to respond in order to secure growth and value creation.

  The Finance and Audit Committee

Members:	Martin Frühauf (Chairman) Didier Pineau-Valencienne Seham Razzouqi Michel Renault

        The authority and responsibilities of the Committee are defined in the Internal Rules of the Finance and Audit Committee.

        The Finance and Audit Committee is responsible for the following:

        As a Finance Committee, it examines the Company's annual and interim financial statements before they are presented to the Supervisory Board, as well as the financial documents published by the Company upon the closing of each reporting period. The Committee is involved in examining any contemplated financial transactions of material significance for the Group.

        The Committee is informed of the accounting rules applicable within the Aventis Group. It examines any proposed changes in the accounting standards or modifications of accounting methods and in particular keeps itself informed concerning accounting methods and standards at national and international levels.

        The Committee examines and issues an opinion on any proposed pledge of security, surety, grant of endorsements or guarantees in favor of third parties in amounts exceeding the powers delegated to the Management Board by the Supervisory Board.

        The Committee examines and issues an opinion on any of the following proposals made by the Management Board:

    •
    Issuance of instruments giving direct or indirect access to the equity capital of the Company;

    •
    Stock repurchase programs;

    •
    Financing transactions that are likely to substantially alter the financial structure of the Company;

    •
    Appropriation of earnings and dividend policy;

    •
    Any project for the development of employee stock ownership.

        As an Audit Committee, it participates, in particular, in the review of the analysis of reports of external and internal auditors as well as internal risk management.

        The Committee is involved in the choice of the statutory auditors of the Company and of the companies directly or indirectly controlled by the Company. It verifies that they are independent. It examines and approves in their presence their audit plan, the results of their audits, their recommendations and the action taken upon those recommendations. It ensures that the same principles are applied in all companies of the Aventis Group.

        In consideration of the new rules of the SEC, which will enter into force in 2003, the Committee should be responsible for the selection process of the statutory auditors of the Company and the companies directly controlled by the Company and should make a binding recommendation to the Management Board, which in turn will propose the election of the external auditors to the General meeting of Shareholders. The Committee should make also binding recommendation to the Management Board as to remuneration of audit and permitted non-audit services.

        The Committee examines the Risk Management organization as well as audit programs; objectives and findings of the Risk Management organization and of the central Aventis Audit function as well as the reports provided by other internal Aventis audit teams or by external firms engaged for audits. It comments upon the relevance and quality of the methods and procedures used. It defines and then directs the auditors' work. It submits the results of its activities and their consequences to the Supervisory Board.

        The Head of the Audit Department and/or Risk Management, who has a direct functional reporting line to the Chairman of the Management Board, provides the Chairman of the Finance and Audit Committee with the same information concerning audit and risk management on a permanent basis.

        The Committee may request at any time a report from the Management Board, the statutory auditors, the head of the central Aventis Audit function or from the internal Risk Management function on the risk exposure of the Aventis Group.

        The Committee may request in its own discretion the performance of any internal or external audit or other action on any issue it considers relevant to its mission, direction and responsibility; in such case the Chairman of the Committee informs the Chairman of the Supervisory Board and the Chairman of the Management Board. The Chairman of the Management Board may request a formal decision of the Supervisory Board on the performance of the requested actions.

        The Committee held four meetings in 2002, with an attendance rate of 100%, always in connection with the meetings of the Supervisory Board to which it reported on a regular basis and which it supported by making proposals and recommendations. The Committee can hold separate meetings (with no member of the Management Board present) with external and internal auditors. It is scheduled to hold two separate meetings in 2003.

        During the four meetings of the Committee in 2002, the management was regularly represented by the Chairman of the Management Board, Chief Financial Officer, Head of Corporate Internal Auditing, Head of Corporate Controlling, Group General Counsel, Head of Risk Management as well as by the Head of Corporate Treasury. In the first meeting of the year, representatives of the external auditors PricewaterhouseCoopers and Salustro Reydel were present and gave their reports on the year 2001.

        On the basis of all necessary documentation distributed in a timely manner prior to the meetings, the Committee discussed during the year 2002 the following major items:

    •
    Aventis financial statements and annual report including the auditors' report for the fiscal year 2001, including questions about pro forma, off-balance sheet items and non-consolidated companies;

    •
    Proposed resolutions to the Annual General Meeting of Shareholders in May 2002;

    •
    Aventis financials 2002 on a quarterly, half-year and full-year basis;

    •
    Company budgets and objectives;

    •
    Update on various divestitures or reorganizations, i.e. Aventis CropScience, Aventis Animal Nutrition, Wacker, Aventis Behring, Dade Behring;

    •
    Financing topics, i.e. renewal of Eurobond; issue of U.S. Commercial Paper Program; review on possible issuance of convertible bond; share buybacks; debt evolution;

    •
    Special items, i.e. status of Rhodia/Clariant exchangeable bonds including the tender offer for the Rhodia exchangeable bonds; new avoir fiscal regulation in connection with the Aventis dividend; dividend recommendation; litigation in particular concerning vitamins and methionine; issue and allocation of stock options; launch of employee stock purchase program (Horizon); accounting treatment of specific matters such as pension obligations/stock options;

    •
    authorizations to be given to the Management Board;

    •
    Insurance (set-up of a supercaptive; coverage for damages/costs in connection with StarLink; renewal of Directors and Officers insurance);

    •
    Set-up of pension trust for unfunded pension liabilities in Germany, i.e. Hoechst AG;

    •
    Update on internal audit activities (discussion on necessity for follow-up on implementation of audit recommendations; approval of audit plan; review of audit activity and reports);

    •
    Corporate Governance topics in connection with new U.S. and French rules and recommendations;

    •
    Approval of non audit services and recommendations for the year 2003;

    •
    Independence of Auditors and no improper influence.

        The Committee felt that management provided detailed and timely written and oral information on the issues and projects of significant importance falling within its competence. This information—in connection with the reports by the external and internal auditors – enabled the Committee to fulfill its duties and mission and to give appropriate comments and recommendations to the full Supervisory Board.

  The Nomination and Compensation Committee

Members:	Serge Kampf (Chairman) Jean-Marc Bruel Hubert Markl Günter Metz

        The authority and responsibilities of the Committee are defined in the Internal Rules of the Nomination and Compensation Committee.

        The Nomination and Compensation Committee is responsible for the following:

        As a Nomination Committee, this body reviews and makes proposals to the Supervisory Board concerning:

    •
    The nomination of members of the Supervisory Board, of the members of the Committees of the Supervisory Board;

    •
    The nomination and dismissal of the Chairman of the Management Board, and in consultation with the Chairman of the Management Board, the other members of the Management Board;

    •
    The definition of the criteria of the selection or of the replacement in case of vacancy including the development of succession plans for the said positions and for the Top 2 management levels.

        As a Compensation Committee, this body reviews and makes proposals to the Supervisory Board concerning:

    •
    The amount of Supervisory Board members' fees to be proposed to the Annual General Meeting of Shareholders;

    •
    The compensation for the members of the Supervisory Board, for members of Committees of the Supervisory Board and for serving as Chairman of a Committee;

    •
    The compensation of the Chairman and Vice Chairman of the Supervisory Board;

    •
    The compensation of the members of the Management Board;

    •
    The granting of options to subscribe for or to purchase Company stock to the Management Board members;

    •
    The granting of options to subscribe for or to purchase Company stock to employees of the Aventis Group, of which the list of grantees and the number of options granted shall be attached to the minutes of the Committee meeting;

    •
    Guidelines for the Compensation Policy for the Aventis Group;

    •
    The retirement and/or severance policy for the Management Board;

    •
    The pension policy for the Management Board;

    •
    The talent management program.

        The Nomination and Compensation Committee held six meetings in 2002 with an attendance rate of 88%.

        The Nomination and Compensation Committee reviewed the Management Board members' 2001 variable compensation and the Management Board members' compensation policy for 2002, fixed salary and criteria for determination of the variable compensation.

        The Committee proposed a compensation policy aiming to be competitive with the compensation policy of Aventis key world pharmaceutical competitors, with a progressive alignment year after year in line with the practices of the U.S. pharma market. The cash compensation policy is composed of two elements: a fixed part and a variable part. The main criteria taken into account for the variable part are linked with the achievements of the key financial yearly objectives (sales growth, earnings per share (EPS), cash flow, inter alia), the share price evolution, R&D achievements and some specific personal objectives for each Management Board member.

        The Committee reviewed the proposed governance, which entered into force on May 14, 2002, the 2001 professional expenses of the Management Board members and the status of the new Chairman and Vice Chairman of the Supervisory Board.

        On November 12, 2002, the Committee reviewed the proposed 2002 stock option programs and recommended their approval.

Compensation

        Our compensation policy aims to be competitive with the leading companies in the pharmaceutical industry. The total compensation includes a fixed portion and a variable portion based on the company's performance objectives and on individual targets.

        The amount of fees distributed to the Supervisory Board members comprises a fixed portion and a variable portion which is calculated in consideration of the participation in Board meetings and some specific committees. A fixed sum is paid to the Chairman and Vice Chairman of the Supervisory Board.

        The aggregate total gross compensation (fixed, variable components, fees, benefits in kind and pensions) of the present Supervisory Board members (16 people) paid in 2002 (January 1, 2002 to December 31, 2002) by Aventis and by the controlled companies amounted to € 9,763,313.

        The aggregate total gross compensation (fixed, variable components, fees and benefits in kind) of the present Management Board members (seven people) paid in 2002 (January 1, 2002 to December 31, 2002) by Aventis and by the controlled companies amounted to € 9,431,968. The amount above does not include the total gross compensation paid to Horst Waesche, who was member of the Management Board between January 1 and March 13, 2002.

        The total gross compensation (fixed, variable components, fees, benefits in kind and pensions) received during 2002 (January 1, 2002 to December 31, 2002) by the present members of the Supervisory Board was: Jürgen Dormann € 4,344,717*, Jean-René Fourtou € 3,465,140*, Joachim Betz € 70,000, Werner Bischoff € 65,000, Jean-Marc Bruel € 426,448, Alain Dorbais € 70,000, Martin Frühauf € 327,896, Serge Kampf €105,000, Hubert Markl € 72,000, Günter Metz € 344,612, Christian Neveu € 70,000, Didier Pineau-Valencienne € 82,000, Seham Razzouqi € 88,000, Michel Renault € 82,000, Hans-Jürgen Schinzler € 65,000 and Marc Viénot € 85,500.

*
Jürgen Dormann and Jean-René Fourtou were respectively Chairman and Vice Chairman of the Management Board until May 14, 2002.

        The total gross compensation (fixed, variable components, fees and benefits in kind)** received during 2002 (January 1, 2002 to December 31, 2002) by the present members of the Management Board was: Igor Landau € 2,007,404, Richard J. Markham US$ 2,477,341, Patrick Langlois € 1,273,497, Frank Douglas US$ 1,383,105, Heinz-Werner Meier € 587,422, Dirk Oldenburg € 712,710 and Thierry Soursac US$ 1,369,462.

**
Not included in the amounts indicated above were some exceptional items regarding gains on exercises of stock appreciation rights (such exercises are detailed in "Stock Options Plans" below) and regarding differences of taxes paid by Aventis for Richard J. Markham and Frank Douglas who were expatriated to Germany. Their expatriation ceased on June 30, 2002 for Richard J. Markham and August 31, 2002 for Frank Douglas).

Stock Options Plans

        Our stock options policy aims to be competitive with the leading companies in the pharmaceutical industry. It is necessary to issue stock options in order to recruit, retain and motivate the managers needed to ensure the development of our company.

        Under the last option plan issued by Aventis on November 12, 2002, a total of 10,030,908 options to subscribe a total of 10,030,908 Aventis ordinary shares were granted at a price of € 60.27 to 8,966 participants.

        In 2002, based on the plans as decided on March 6, 2002 and November 12, 2002, which were the only stock option plans issued in the Aventis Group in 2002, a total of 850,000 options to subscribe at a price of € 60.27 a total of 850,000 Aventis ordinary shares were granted to the present members of the Management Board and a total of 1,000,000 options at a price of € 81.97 were granted to Jürgen Dormann (500,000) and Jean-René Fourtou (500,000), who were members of the Management Board at that time.

        The options granted in 2002 to the present Management Board members were: Igor Landau 300,000, Patrick Langlois 150,000, Richard J. Markham 150,000, Frank Douglas 75,000, Heinz-Werner Meier 50,000, Dirk Oldenburg 50,000, and Thierry Soursac 75,000. Each option of the November 12, 2002 plan gives the right to subscribe one Aventis ordinary share at an exercise price of € 60.27 until November 12, 2012.

        As of December 31, 2002 the present members of our Management Board held a total of 3,240,866 options and the present members of our Supervisory Board held a total of 3,655,000 options.

        Also in 2002, a group of 13 managers received a total of 490,520 options to subscribe 490,520 Aventis ordinary shares at an average price of € 60.27. This corresponds to the ten highest levels of grant allocated in 2002 to managers who are not Board members.

        In 2002, the present Management Board and the present Supervisory Board members exercised a total of 382,378 options: Igor Landau exercised a total of 140,000 options: 65,000 options on Aventis ordinary shares at an exercise price of € 23.53 (stock option plan dated December 17, 1996) and 75,000 options on Aventis ordinary shares at an exercise price of € 37.75 (stock option plan dated December 16, 1997); Frank Douglas exercised a total of 110,767 options: 69,084 stock appreciation rights at an exercise price of € 42.01 (Stock Appreciation Rights plan dated September 30, 1998) and 41,683 stock appreciation rights at an exercise price of € 45.43 (Stock Appreciation Rights plan of September 9, 1997); Heinz-Werner Meier exercised a total of 15,611 options at an exercise price of € 42.01 (Hoechst stock options plan dated September 30, 1998 and Stock Appreciation Rights plan dated September 30, 1998). Jean-Marc Bruel exercised a total of 116,000 options (56,000 options on Aventis ordinary shares at an exercise price of € 23.53 (stock option plan dated December 17, 1996) and 60,000 options on Aventis ordinary shares at an exercise price of € 37.75 (stock option plan dated December 16, 1997). Mr. Horst Waesche exercised, when he was member of the Management Board, 17,604 stock appreciation rights at an exercise price of € 45.43 (Stock Appreciation Rights plan of September 30, 1997).

        In addition, a total of 627,674 shares were subscribed or purchased by the ten managers (non-members of the Supervisory Board or of the Management Board) who realized the largest exercises in 2002 at an average price of € 30.64.

        The main characteristics of these options are described in the table below:

Date of Board Grant	April 22, 1994	February 7, 1995	December 14, 1995	December 17, 1996	December 16, 1997
Date of Annual General Meeting of Shareholders Authorization	April 22, 1994	April 22, 1994	April 13, 1995	April 13, 1995	April 23, 1997
Number of Options initially granted	1,150,000	1,150,000	1,500,000	1,750,000	3,572,000
— Number of Beneficiaries	150	256	295	350	4,106
— Number of Shares to be subscribed by
— Directors	–	–	–	–	210,000
— Number of Directors	–	–	–	–	4
Vesting Date(1)	April 22, 1997	February 7, 1998	December 14, 1998	January 6, 2000	January 6, 2001
Expiration Date	April 21, 2004	February 7, 2005	December 14, 2005	December 17, 2006	December 16, 2007
Total Number of Options exercised as of December 31, 2002	1,006,100	986,020	1,105,506	952,020	968,791
Total Number of Ordinary Shares subject to Options as of December 31, 2002	36,900	101,730	305,894	747,980	2,157,943
Discount in relation to the Reference Price	10%	10%	5%	5%	5%
Exercise Price in €	19.81	17.66	15.40	23.53	37.75

(1)
Normal vesting date, except specific exercising conditions.

Date of Board Grant	December 15, 1998	December 15, 1999	May 11, 2000	November 14, 2000	March 29, 2001
Date of Annual General Meeting of Shareholders Authorization	April 23, 1997	May 26, 1999	May 26, 1999	May 24, 2000	May 24, 2000
Number of Options initially granted	5,428,000	5,035,005	747,727	11,897,705	521,500
— Number of Beneficiaries	4,570	5,916	479	7,123	81
— Number of Shares to be subscribed by
— Directors	763,966	631,500	–	2,090,000	–
— Number of Directors	4	7	–	9	–
Vesting Date(1)	January 6, 2002	January 6, 2003	May 11, 2003	November 15, 2003	March 30, 2004
Expiration Date	December 15, 2008	December 15, 2009	May 11, 2010	November 14, 2010	March 29, 2011
Total Number of Options exercised as of December 31, 2002	502,201	104,960	540	1,800	–
Total Number of Ordinary Shares subject to Options as of December 31, 2002	4,209,734	4,615,054	702,637	10,834,057	494,800
Discount in relation to the Reference Price	5%	5%	5%	5%	5%
Exercise Price in €	40.08	58.75	58.29	79.75	80.94
Date of Board Grant	November 7, 2001	March 6, 2002	November 12, 2002
Date of Annual General Meeting of Shareholders Authorization	May 24, 2000	May 24, 2000	May 14, 2002
Number of Options initially granted	11,392,710	1,000,000	10,030,908
— Number of Beneficiaries	8,973	2	8,699
— Number of Shares to be subscribed by
— Directors	1,350,400	1,000,000	850,000
— Number of Directors	9	2	7
Vesting Date(1)	November 8, 2004	March 7, 2005	November 13, 2005
Expiration Date	November 7, 2011	March 6, 2012	November 12, 2012
Total Number of Options exercised as of December 31, 2002	–	–	–
Total Number of Ordinary Shares subject to Options as of December 31, 2002	10,547,452	1,000,000	10,030,908
Discount in relation to the Reference Price	–	–	–
Exercise Price in €	83.81	81.97	60.27

(1)
Normal vesting date, except specific exercising conditions.

        In 1997, in connection with the acquisition of the remaining minority interest in Rhône-Poulenc Rorer Inc., certain officers of the Group received from Rhône-Poulenc Rorer Inc. options to purchase Aventis ordinary shares in exchange for previously existing options to purchase shares of Rhône-Poulenc Rorer Inc., (as former members of the management of Rhône-Poulenc). As of December 31, 2002, a total of 2,068,846 non-exercised options to purchase Aventis ordinary shares were outstanding.

        Due to the formation of Aventis, participants in the Hoechst Group stock option continuity plan of 1998 and 1999 were offered options to purchase Aventis shares or an immediate cash-out (1998 plan only). As of December 31, 2002, a total of 2,245,686 non-exercised options to purchase Aventis ordinary shares were outstanding.

        As of December 31, 2002, a total of 50,099,621 options to subscribe or to purchase 50,099,621 Aventis ordinary shares were outstanding, of which 16,489,767 were exercisable. The exercise of all outstanding options on December 31, 2002, would trigger the issuance of 45,785,089 new Aventis shares.

Other Stock-Based Compensation Plans

        Since 1997, several stock appreciation rights plans were issued within Hoechst and now refer to the Aventis share price. As of December 31, 2002, the number of outstanding stock appreciation rights amounted to 237,241 at a weighted-average exercise price of € 42.01 and with a weighted-average remaining contractual life of nine months. As of December 31, 2002, the number of exercisable stock appreciation rights amounted to 237,241 at a weighted exercise price of € 42.01 and with a weighted-average remaining contractual life of nine months.

        In addition to existing stock appreciation rights and stock option plans, HMR Inc. (Hoechst Marion Roussel Inc.) introduced a value-appreciation sharing program in 1998. This program has a five-year term (starting on March 31, 1998) and a vesting period of two years. Between December 21, 1999, and January 31, 2000, participants were offered an immediate cash-out based on the average Hoechst share price during the last ten days of the exchange offer.

Global Employee Stock Purchase Program

        As part of our global employee stock ownership program, in summer 2002 we launched a plan called "Horizon 2002", which was authorized by Aventis shareholders at the Annual General Meeting of Shareholders on May 14, 2002. Aventis employees were entitled to purchase shares at the subscription price of € 64.35, up to a limit of 25% of their annual salary. Approximately 9,000 associates worldwide, or 13.1% of the staff eligible to participate, purchased 2.3 million newly issued shares under the plan, representing a total value of € 154 million.

        Aventis employees currently own approximately 3.5% of the company's outstanding shares. Aventis is part of the "SAM Employee Ownership Index," which was created in May 2001 and includes the leading European companies in terms of employee ownership.

Share Ownership

        The table below lists as of March 1, 2003, the total number of shares owned by the members of the Supervisory Board and the Management Board.

Identity of person or group	Shares	Percent of class	Stock options
Members of the Supervisory Board, and Management Board (23 people)	137,686	0.02	6,895,866

        The individual amounts held by any member of this group is less than 1% of the Aventis share capital, including any shares held indirectly and assuming exercise of their options.

        For additional information with respect to our employees, we refer you to Exhibit 99.1, the "Aventis Sustainability Report for 2002," the portion of which under the caption "Employee-Related Policies and Programs" is incorporated herein by reference.

Item 7.    Major Shareholders and Related-Party Transactions

Major Shareholders

        The voting share capital of Aventis consists of ordinary shares. As of December 31, 2002, there were 799,474,490 ordinary shares outstanding, each share entitling the holder to one voting right. None of our shareholders benefits from special voting rights. Also as of December 31, 2002, there were 32,126,988 American Depositary Shares issued and outstanding, representing approximately 4.02% of our share capital. In addition, based on reports filed with the U.S. Securities and Exchange Commission on Form 13-F, we believe that at least 2.5% of our share capital was held by approximately 125 U.S. institutional investment firms as of December 31, 2002.

        Under current French company law and the Aventis by-laws, there are no limitations on the right of non-resident or non-French persons to own or, where applicable, vote the ordinary shares, the Participating Share Series A (PSSAs) or preference shares (and the guarantee issued by Aventis with respect thereto). A French law dated February 14, 1996, abolished the requirement that a person who is not a resident of the European Union (EU) must obtain an authorization (autorisation préalable) prior to acquiring a controlling interest in a French company. However, both EU and non-EU residents must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of a controlling interest in any French company.

        Under existing French administrative foreign direct investment regulations, ownership of 20% or more of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party). The share capital of Aventis for these purposes would include the ordinary shares but would not include the PSSAs or the preference shares.

        The table below sets forth, as of December 31, 2002, and as of the same date in 2001 and 2000, the number of ordinary shares held by holders of more than 5% of Aventis ordinary shares and their percentage ownership:

Ownership of Voting Capital Stock

Shareholders	December 31, 2002 Number of Shares	December 31, 2002 % of total	December 31, 2001 % of total	December 31, 2000 % of total
Group Kuwait Petroleum	108,027,006	13.5	13.6	13.7

Related-Party Transactions

        In the ordinary course of business, Aventis purchases materials, supplies and services from numerous suppliers throughout the world, including from time to time companies with which members of our Management Board and Supervisory Board are affiliated by virtue of holding multiple directorships. Aventis does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved. See "Item 6. Directors, Senior Management and Employees" for information on the directorships of Management Board and Supervisory Board members.

Item 8.    Financial Information

Dividends on Ordinary Shares

        Aventis has paid dividends on the ordinary shares for each year since 1984. The payment and amount of dividends on Aventis ordinary shares are subject to the proposal of the Aventis Management Board, review by the Supervisory Board and voting by the shareholders at the Annual General Meeting. The dividend policy of Aventis currently centers on a target payout level of approximately 30%, which is in line with our competitors in the pharmaceutical industry. Payment and amount of future dividends will depend on our results of operations, financial conditions and other factors.

        Dividends paid to U.S. holders of Share-ADSs or ordinary shares who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S./France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. Certain U.S. holders of Share-ADSs or ordinary shares who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, less applicable French withholding tax at a rate of 15%. The French avoir fiscal is generally equal to 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime or 15% or 10% of the dividends paid, depending on the date of use, for the other shareholders. Payment equivalent to the French avoir fiscal, less applicable French withholding tax, will generally be made by the French State only following receipt of a claim for such payment and, in any event, not before January 15 of the year following the calendar year in which the dividend is paid. Certain U.S. tax-exempt holders of Share-ADSs or ordinary shares will be entitled only to partial payments of the French avoir fiscal. See "Item 10. Additional Information" for a summary of these and other French and U.S. tax consequences to holders of Share-ADSs or ordinary shares. Holders of Share-ADSs or ordinary shares should consult their own tax advisors with respect to the tax consequences of an investment in the Share-ADSs or ordinary shares.

        The table below sets forth for the years indicated the amount of dividends paid by Aventis for the years 1998 to 2002 per ordinary share without including the French avoir fiscal (before deduction of applicable French withholding tax), the amount of dividends paid per ordinary share including the French avoir fiscal (before deduction of applicable French withholding tax), net income per ordinary share and the pay-out ratio. Such amounts (other than net income per ordinary share) have been translated in each case into U.S. dollars. An annual dividend is paid in each year in respect of the prior year.

Year to which dividend relates	Dividend per Share-ADS(1)	Dividend per Share-ADS including avoir fiscal(1)(2)	Dividend per Ordinary Share	Dividend per Ordinary Share including avoir fiscal(2)	Net income per Ordinary Share	Pay-out ratio(3)
2002(4)	$0.73	$1.10	€ 0.70	€ 1.05	€ 2.64	27%
2001	$0.55	$0.82	€ 0.58	€ 0.87	€ 1.91	31%
2000	$0.44	$0.66	€ 0.50	€ 0.75	€ (0.19)	(* )
1999	$0.43	$0.64	€ 0.45	€ 0.67	€ (2.49)	(* )
1998	$0.64	$0.96	FF 4.00	FF 6.00	FF 11.48	35%

(1)
Translated solely for convenience into U.S. dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States with the euro amount translated from francs at the conversion rate of € 1.00 = FF 6.55957 set on January 1, 1999. For the 2002 dividend, the Noon Buying Rate used was € 1.00 = $1.0485 on December 31, 2002. The actual amount paid is determined by the exchange rate on the payment date. Avoir fiscal amounts have been converted into dollars at the Noon Buying Rates on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rate may differ from the rate that may be used by the Ordinary Share Depositary to convert euros to dollars for purposes of making payments to holders of Share-ADSs.
(2)
Avoir fiscal amounts calculated on the basis of avoir fiscal rates applicable to individuals.
(3)
The payout ratio is equal to the dividend per ordinary share, not including the French avoir fiscal, divided by net income per ordinary share.
(4)
Subject to approval of Aventis shareholders at the Annual General Meeting in April 2003.
(*)
Not applicable.

Annual Payments on PSSAs

        The table below sets forth, for the years indicated, the amount of dividends paid per PSSA (Participating Share Series A; see Item 9 for further details). The PSSAs are generally entitled to receive an annual payment determined according to a specific formula and subject to certain conditions. The annual payments on the

PSSAs are equal to the sum of a fixed portion and a variable portion equal to the greater of 600% of the dividend per ordinary share or 150% of an amount calculated pursuant to a formula which takes into account the changes in consolidated sales and consolidated net income. Such amounts have been translated in each case into dollars and adjusted for the one-to-four ratio of PSSAs to PSSA-ADSs. Annual payments paid to holders of PSSA-ADSs will generally be exempt from French withholding tax. An annual payment is paid on August 15 of each year in respect of the prior year.

Year to which annual payment relates	Annual payment per PSSA	Annual payment per PSSA-ADS
2001	€ 4.6234	$1.1312
2000	€ 4.1434	$0.9305
1999	€ 3.8434	$0.8692
1998	FF 31.50	$1.2687
1997	FF 30.00	$1.2532

Information on Legal or Arbitration Proceedings

        In addition to the legal proceedings described below, Aventis is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment.

        Management does not believe, based on current information, accrued reserves and existing insurance policies, that these legal proceedings would have a material adverse effect on the business, financial condition of results of operations of Aventis if determined adversely. However, there can be no assurance that such proceedings will not have a material adverse effect on the financial condition and the results of operations of Aventis.

  Allegra Litigation

        In June 2001, Aventis Pharmaceuticals Inc. ("API") was notified that Barr Laboratories Inc. ("Barr") was seeking approval to market a generic version of Allegra 60 mg capsules in the United States and challenging certain of API's patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. federal district court. API subsequently received similar notification relating to Allegra 30 mg, 60 mg and 180 mg tablets and Allegra-D and filed additional patent infringement lawsuits against Barr in U.S. federal district court. Trial has been scheduled for September 2004.

        In February 2002, API was notified that Impax Laboratories also was seeking approval to market a generic version of Allegra-D in the U.S. and challenging certain of API's patents. In March 2002, API filed a patent infringement lawsuit against Impax in U.S. federal district court.

        API has been notified of three additional ANDA filings related to Allegra products. API has filed a patent infringement lawsuit against one of the filers, and is considering its legal options with respect to the others.

  Allegra Marketing Status

        A majority of the members of a joint Advisory Committee of the U.S. Food and Drug Administration ("FDA") recommended in May 2001 that Allegra and two competing drugs be "switched" from prescription to over-the-counter status. The FDA has not publicly acted on the recommendation, and it is not possible to predict what action, if any, the FDA might take in response to the Advisory Committee recommendation.

  Pharmaceutical Industry Antitrust Litigation

        Approximately 140 cases remain pending of the hundreds of separate complaints that were filed in 1993 and early 1994 by retail pharmacies alleging that defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated federal and state antitrust and unfair competition laws by conspiring among themselves to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs that the manufacturers sell to wholesalers and that the wholesalers in turn resell to the pharmacies. Most of the original federal complaints were disposed of by settlement of a federal class action in 1998. Other lawsuits filed by consumers and pharmacies on the state level also remain pending. A Court-ordered non-binding mediation of the federal cases took place on February 13–14, 2003. A trial of these Sherman Act claims is not likely until the third quarter of 2003, at the earliest.

  Government Investigations – Pricing and Marketing Practices

        API, Aventis Behring and Armour Pharmaceutical Company are responding to investigations by the U.S. Department of Justice, the U.S. Department of Health and Human Services ("HHS") and some U.S. states into certain pricing and marketing practices.

        The U.S. Centers for Medicare & Medicaid Services ("CMS") has indicated that it will seek repayment of amounts it alleges should have been included in rebates paid by API to the various states as part of the Medicaid program. CMS claims that sales of certain products to managed care organizations for distribution by such organizations should have been included in API's "best price" calculations, which are used to compute the rebates. In October 2000 API received a subpoena from the U.S. Attorney for the District of Massachusetts with regard to such sales and "best price" calculations.

        The Department of Justice separately is reviewing the merits of an action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices ("AWP") of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly used by various pharmaceutical manufacturers in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

  Class Action Suits – Pricing and Marketing Practices

        API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under "— Government Investigations — Pricing and Marketing Practices" above. Cases filed in federal courts have been consolidated in the federal district court in Boston along with similar cases against other pharmaceutical companies. Five similar cases filed in state court in California have been removed to federal court and transferred, or proceedings are pending for transfer, to the federal court in Boston. Aventis Behring also is a defendant in some of these cases.

        The plaintiffs in the cases pending in the federal court in Boston have filed a consolidated complaint alleging violation of the U.S. Racketeer Influenced and Corrupt Organizations Act ("RICO") and the consumer fraud statutes of certain states. The consolidated complaint alleges that the defendants artificially inflated AWP, improperly used free samples, and engaged in hidden and improper inducements and price reductions. It is further alleged that health care insurers were injured by the use of AWP by pharmaceutical companies and pharmacy benefit managers to maintain high prices of brand name drugs. The defendants have filed a motion to dismiss the consolidated complaint.

        API also is a defendant in lawsuits brought by the states of Montana and Nevada for pricing issues described under "— Government Investigations — Pricing and Marketing Practices" above. These suits were filed in February and March 2002 and have been transferred to the federal district court in Boston and consolidated with the cases described above. Another suit was filed by the state of New York in February 2003. These suits allege violation of state trade practices and consumer protection and false claims statutes, breach of contract and Medicaid fraud.

  Vitamin Antitrust Litigation

        Aventis, some of its subsidiaries, and other vitamin manufacturers are defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. In 1999, Aventis and five other vitamin manufacturers settled the federal class action lawsuits brought by "direct purchasers". Aventis has subsequently settled with all but two of the plaintiffs that opted-out of the class action settlement to pursue individual claims. Settlement negotiations continue with these two plaintiffs, and trial has been set for March 2003 if no settlement is reached. Aventis and the five other manufacturers also have entered into a number of settlement agreements that have resolved the majority of the class actions in state courts, which were brought by "indirect purchasers". Legal proceedings continue with respect to claims that were not resolved by these settlements. A federal district court's dismissal of a lawsuit filed on behalf of a putative class of non-U.S. "direct purchasers" was overturned in January 2003 by a three-member panel of the U.S. court of appeals. Aventis and the other defendants intend to seek a rehearing of this decision before the entire appellate court. An Aventis subsidiary and the other five settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in Canada, Australia, New Zealand, the United Kingdom, and the Netherlands. Settlement negotiations with plaintiffs in the civil litigation in Canada, Australia, and New Zealand are underway. Investigations by antitrust authorities in Australia, Canada, the European Union, Japan, Mexico, New Zealand, Switzerland and the U.S. into vitamin sales practices in those countries have been completed, while investigations in Brazil and Korea are ongoing. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues.

  Methionine Antitrust Litigation

        The European Commission recently concluded its investigation into alleged concerted practices in the market for methionine. Aventis had been granted full immunity from prosecution because of its cooperation with the Commission's investigation. In addition, Aventis and some of its subsidiaries, together with other methionine manufacturers, were named as defendants in federal and state class action and individual lawsuits in the U.S. and Canada. In 2002, Aventis settled certain U.S. federal class action claims, brought by direct purchasers of methionine, for US$ 25 million. Efforts to resolve through mediation the remaining claims of those direct purchaser plaintiffs who chose to opt-out of the U.S. class action are continuing. The other defendants settled with plaintiffs in these actions previously. Unless a settlement is reached, these remaining claims may proceed to trial in 2003. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues.

  Aventis Pasteur Blood Products Litigation

        Aventis Pasteur faces criminal and civil actions in various courts in France and Argentina on behalf of individuals with hemophilia in Argentina, Iraq, Libya, and Tunisia alleging that they became infected with the Human Immunodeficiency Virus ("HIV") or Hepatitis C as a result of the administration of non-heat-treated anti-hemophilic factor ("AHF") manufactured in France in the early 1980s by a predecessor company.

  Aventis Pasteur Hepatitis B Vaccine Litigation

        More than 120 lawsuits have been filed in various French civil courts against Aventis Pasteur or its subsidiaries in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. In June, 2000 the French Court of Appeals overturned a judgment against Aventis Pasteur in the first such case to go to trial and appointed four medical experts to evaluate the potential link between the vaccination and the injuries alleged. The Court of Appeals is expected to render its decision in May 2003 after considering the medical experts' report.

  Aventis Pasteur U.S. Thimerosal Litigation

        Aventis Pasteur is a defendant in 211 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions. Aventis Pasteur believes that all of these claims must be adjudicated first by the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs' requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication.

  Aventis Pasteur Canadian Blood Products Litigation

        On September 30, 2002, judgment was issued and entered in the Ontario Superior Court of Justice dismissing all legal actions against Aventis Pasteur in which the lead plaintiff alleged that he contracted Hepatitis C from blood products that may have been fractionated by Aventis Pasteur. The Court had earlier approved an Amended Plan of Compromise and Arrangement concerning the Canadian Red Cross Society that included provisions for the creation of a settlement fund from which all amounts paid in settlement by Aventis Pasteur will be drawn.

  Aventis Pasteur Canadian Thimerosal Litigation

        Two class action lawsuits have been filed against Aventis Pasteur, one in the Ontario Superior Court of Justice and one in the Supreme Court of British Columbia, alleging that personal injuries resulted from the presence of mercury in the preservative thimerosal contained in vaccines allegedly manufactured by Aventis Pasteur. The proposed class includes persons who were vaccinated with DTP, DT or Td vaccines before reaching two years of age. The total amount claimed for compensatory and punitive damages exceeds C$ 1.25 billion (€ 833 million). It is anticipated that a court will hear arguments and rule on whether to certify the class action in 2003.

  AHF Blood Products Litigation

        Legal proceedings remain pending in the U.S. and Ireland against Armour and certain other Aventis subsidiaries, in which individuals with hemophilia and infected with HIV or their representatives claim that such infection, and in some cases resulting illnesses or death therefrom, may have been caused by administration of plasma-derived AHF concentrates processed in the late 1970s to mid-1980s. Armour settled numerous AHF cases in the U.S., Canada and Ireland during the course of 2002 and previous years. Approximately 130 individuals opted out of a 1996 U.S. class action settlement with Armour and three other U.S. plasma fractionators, but have not filed suit against the Aventis subsidiaries that were defendants in the class action litigation.

        In November 2002, Canadian authorities filed criminal negligence charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV, as a result of which certain individuals became infected with HIV.

  Aventis Pasteur MMR Vaccine Litigation

        A group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles – mumps – rubella) combination vaccines in which plaintiffs allege that such vaccines are the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Aventis Pasteur's 50% joint venture with Merck has been named in at least 112 of the claims included in the litigation. The claimants have been ordered by the court to plead a selection of "lead" claims. Pleadings are currently being exchanged and disclosure of documents and witness statements are currently being given by both parties in the lead claims involving the MMR vaccine manufactured by Aventis Pasteur. The action is proceeding to trial, which currently is scheduled to begin in April 2004.

  The StarLink Litigation

        As a result of reports that traces of the Cry9C protein associated with StarLink corn were discovered in products intended for human consumption, Aventis' former subsidiary Aventis CropScience has received claims and demands for indemnification and reimbursement of expenses and lost profits from growers, grain handlers, processors and food companies. In addition, a number of lawsuits – including several putative class actions – have been filed in the U.S. against Aventis CropScience, its affiliates, and other defendants, asserting claims for compensatory and punitive damages. Aventis CropScience agreed to indemnify and assume the defense of certain unrelated defendants for certain claims arising out of their sale and distribution of certain food products. While several of these lawsuits and claims have been settled and several have been the subject of recent settlement negotiations, a number are still proceeding and may not be settled. In February 2003, an agreement was reached to settle an action brought on behalf of a purported class of farmers who claim to have grown corn other than StarLink. The proposed settlement, which is subject to court approval, would provide for a payment of US$ 110 million, made on behalf of the defendants, including Aventis CropScience. The agreement is subject to a court approval process. Aventis recently completed agreements with its insurers that resolved disputes regarding certain claims submitted by Aventis for costs incurred to date and for unresolved claims. In connection with the sale of Aventis CropScience to Bayer AG ("Bayer"), Aventis agreed to retain all liability of Aventis CropScience arising out of the StarLink situation, as well as the responsibility for managing and resolving all associated issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs related to StarLink not covered by accrued reserves and insurance.

  Ionamin/Fen/phen Litigation

        Aventis subsidiary Fisons plc ("Fisons") and former subsidiary Rugby Laboratories ("Rugby") are involved in approximately 170 (as to Fisons) and 160 (as to Rugby) personal injury lawsuits, including class actions, in

U.S. federal and state courts concerning the weight-loss drug phentermine (Fisons brand name Ionamin®). The lawsuits allege that the manufacturers of phentermine knew that its use, alone or in combination with other weight-loss drugs, could cause serious side effects, but failed to warn against those dangers. To date Fisons and Rugby have made no payment in settlement of any case and have been dismissed from or have dismissals pending in more than 5,000 and 1,800 cases, respectively. API is defending Rugby pursuant to the agreement by which Rugby was sold to Watson Pharmaceuticals.

  Rilutek Litigation

        In June 2002, Impax Laboratories, Inc. filed a complaint against API in U.S. federal district court seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API's U.S. patent for the use of the active ingredient in Rilutek (riluzole) for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek prior to the expiration of Aventis' method of use patent would constitute infringement of Aventis' patent. In December 2002, the court granted Aventis' motion for a preliminary injunction preventing Impax from marketing a generic version of Rilutek until resolution of the patent litigation or until further ruling by the court.

  DDAVP Litigation

        In November 2002, API was notified by Barr Laboratories ("Barr") that Barr was seeking approval from the U.S. Food and Drug Administration ("FDA") to market a generic version of DDAVP tablets and was challenging certain patents covering DDAVP that are exclusively licensed to API by Ferring B.V. ("Ferring"). In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. federal district court claiming that marketing of a generic version of DDAVP by Barr prior to the expiration of a certain Ferring patent would constitute infringement of that patent.

  Cipro Litigation

        API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro®. Watson Pharmaceuticals and Rugby Laboratories are defendants in most of these cases. API has agreed to defend and indemnify both Watson and Rugby pursuant to the agreement by which Rugby was sold to Watson. Aventis believes that the potential damages that plaintiffs seek against Watson and Rugby are duplicative of the damages that plaintiffs seek against Aventis in those cases.

  Cardizem Antitrust Litigation

        API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem CD. Plaintiffs include certain direct and indirect purchasers of Cardizem CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans.

        On June 8, 2000 the court granted the plaintiffs' motion for partial summary judgment, ruling that the agreement between Andrx and API is a "per se" violation of U.S. antitrust laws. The defendants have appealed this ruling and await a decision by the appellate court. Damages issues were not addressed in the court's ruling. In the spring of 2001, the court certified a class of direct purchasers of Cardizem CD and a separate class of indirect purchasers. In November, 2002, the court approved a US$ 110 million settlement of claims brought by the class of direct purchasers against the Aventis parties and Andrx. API has also reached a settlement with the direct purchaser plaintiffs who opted out of the class settlement, agreeing to pay them US$ 38 million, and the Aventis parties have been dismissed from those plaintiffs' individual actions. Andrx was not a party to this settlement. In January 2003, API and Andrx reached a US$ 80 million settlement with the class of indirect purchasers, as well as the Attorneys General of all U.S. states and the District of Columbia. This settlement has received preliminary approval from the court, and is scheduled to be considered for final approval in October 2003.

  Methylglucamine Inquiry

        Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. have received inquiries from the Commission of the European Communities, the U.S. Department of Justice, and the Canadian Competition Bureau with respect to alleged anticompetitive activities relating to sales of pharmaceutical grade methylglucamine, an intermediate chemical product for the synthesis of x-ray media, pharmaceuticals and colorings. Aventis is cooperating with all of these agencies. In November 2002, the Commission of the European Communities concluded that Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. had unlawfully fixed prices of methylglucamine between 1990 and 1999, and fined the companies € 2.85 million. In February 2003, Rhône-Poulenc Biochimie S.A. pleaded guilty to a charge of agreeing with Merck KGaA to prevent or lessen competition in the Canadian methylglucamine market in violation of the Canadian Competition Act and agreed to pay a fine of C$ 500,000 in connection with the plea. The U.S. inquiry is continuing.

  Lovenox Antitrust Litigation

        On February 25, 2003, Organon Sanofi-Synthélabo LLC ("Sanofi"), which markets the anticoagulant drug Arixtra, filed a lawsuit in U.S. District Court in Florida against API alleging that API unlawfully monopolized the market for certain injectable anticoagulants. Specifically, the suit alleges that certain provisions in contracts for the sale of Lovenox to hospitals constitute an unlawful restraint of trade in violation of U.S. and Florida antitrust laws. The suit seeks substantial unquantified damages, including treble damages and attorneys' fees, as well as injunctive relief to prevent API from enforcing certain allegedly unlawful contract provisions. API has not yet responded to the complaint.

  MCAA Industry Litigation and Investigation

        A class action lawsuit in U.S. federal district court against Hoechst, Clariant (which acquired the Hoechst specialty chemicals business in 1997), and others regarding alleged anticompetitive practices in the market for monochloroacetic acid ("MCAA") was settled early in 2003. All other claims for compensation by purchasers of MCAA filed against Hoechst in the U.S. have now been settled with the exception of one case. A U.S. government investigation regarding this matter was concluded as to Hoechst when Hoechst agreed in January 2003 to plead guilty and pay a fine of US$ 12 million for participation in a conspiracy to suppress competition in world markets for MCAA from 1995 to 1997.

  PGS Arbitration

        Former shareholders of Plant Genetic Systems NV ("PGS"), which was acquired by a predecessor of Aventis CropScience in October 1996, initiated arbitration proceedings in the Netherlands against Aventis CropScience, seeking damages of approximately US$ 400 million (€ 401 million) based on alleged violations of a confidentiality agreement in connection with the process for the sale of PGS, which the claimants allege prevented them from obtaining a higher sale price. The parties submitted detailed filings in support of their respective positions.

  GA-EPO Patent Litigation

        In April 1997, Amgen Inc. filed an action in U.S. federal district court against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate hearing before a three-member panel of the federal court of appeals took place in May 2002. On January 6, 2003, the appellate panel, in a two-to-one decision, issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. The majority opinion rejected Aventis' principal invalidity argument but suggested that there were nevertheless serious issues regarding potential invalidity of the Amgen patents. The minority opinion concluded that Amgen's patents should be invalidated. It is not clear how the district court would determine the case on remand. Aventis' request for a rehearing by the full 12-member court of appeals was denied.

        On April 11, 2001, in other litigation regarding whether Transkaryotic Therapies and API would infringe a Kirin-Amgen European patent, a trial court in the United Kingdom ruled that one of the four Kirin-Amgen patent claims was valid and would be infringed by the marketing of GA-EPO, while the other three claims were invalid. Transkaryotic Therapies and API appealed this decision. In July 2002, the UK Court of Appeal reversed the trial court and ruled that the Amgen patent was not infringed by GA-EPO, but that all claims of the patent are valid. Amgen petitioned the UK House of Lords for permission to appeal the infringement decision. Transkaryotic Therapies and API also petitioned the House of Lords for permission to appeal the decision regarding validity of the patent claims if Amgen's petition was granted. In February 2003, the House of Lords consented to hear the appeals.

  Brazilian Antitrust Claims

        In Brazil, civil and administrative proceedings are pending before the Secretariat of Economic Law (the "SDE") against Aventis, Aventis Behring, and 19 other pharmaceutical companies alleging violations of Brazilian antitrust law during a meeting of representatives of the Brazilian Pharmaceutical Trade Association. The specific allegation is that member companies were conspiring to keep generic pharmaceutical products off the market. An employee of Aventis Behring Farmaceûtica Ltda. was present at the meeting. In the administrative proceeding, the parties are awaiting the issuance of a first legal opinion by the SDE. In the civil proceeding, the public prosecutor filed a civil public claim on November 27, 2001, but Aventis and Aventis Behring are still awaiting service of process.

  Sorbates Industry Investigation

        Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbate manufacturers are defendants in two civil actions by purchasers of sorbates that are pending in the U.S. Settlement negotiations are underway. The European Commission also is investigating anticompetitive practices in the market of sorbates. The Attorneys General of Connecticut, Illinois, Nevada, New York, Ohio, and Utah also have filed lawsuits claiming damages on behalf of their citizens. Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese agreed to split any further costs and expenses from this matter in a ratio of 80/20 between them.

  Scotts Arbitration

        Aventis and Aventis CropScience were respondents in an arbitration filed by The Scotts Company ("Scotts") with the International Chamber of Commerce. While other claims of Scotts, including alleged violation of non-compete obligations, were refused by the arbitration court, on February 19, 2002, the arbitration tribunal awarded Scotts approximately € 10.9 million in damages for insufficient disclosure by Aventis CropScience of the imminent Hoechst – Rhône-Poulenc transaction in 1999. Subsequently, costs and attorneys' fees have been allocated between the parties, and the matter is concluded.

Item 9.    The Offer and Listing

Markets

    Aventis Ordinary Shares

        The ordinary shares of Aventis are traded through the Paris-based stock exchange Euronext Paris (known as ParisBourse S.A.) where the ordinary shares are listed on the Premier Marché. Aventis ordinary shares are also quoted on the Frankfurt Stock Exchange. In the United States, Aventis ordinary shares are traded in the form of American Depositary Shares ("Share-ADSs") issued by Citibank N.A., as depositary, each representing one ordinary share. The Share-ADSs are listed on the New York Stock Exchange (NYSE), where they are traded under the symbol "AVE."

        As of December 31, 2002, a total of 799,474,490 Aventis ordinary shares had been issued and were outstanding, of which 32,126,988 ordinary shares, or approximately 4.02%, were represented by Share-ADSs.

        Aventis ordinary shares are included in the CAC 40 Index, the principal index published by the ParisBourse S.A. This index is derived daily by comparing the total market capitalization of 40 stocks included in the Premier Marché on the ParisBourse S.A. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indexes in France. Aventis ordinary shares are also included in the Dow Jones EURO STOXX 50 index.

        The table below lists, for the periods indicated, the reported high and low sales prices in euros for Aventis ordinary shares on the ParisBourse S.A. and the high and low sales prices in dollars for the Share-ADSs on the NYSE (Source: Bloomberg). For all periods prior to December 20, 1999, Aventis ordinary shares were traded under the name "Rhône-Poulenc" and the symbol "RP."

Calendar period	Paris Bourse price per share high	Paris Bourse price per share low	NYSE price per Share-ADS high	NYSE price per Share-ADS low
	€	€	$	$
Monthly
February 2003	48.26	40.55	51.74	44.05
January 2003	54.55	43.72	56.79	47.90
December 2002	56.60	49.60	55.49	51.07
November 2002	61.75	54.30	61.82	54.30
October 2002	64.95	52.30	62.08	52.21
September 2002	62.30	47.60	60.02	48.00
2002
First quarter	85.95	74.10	74.21	66.04
Second quarter	80.25	62.75	72.06	62.59
Third quarter	72.90	47.60	71.29	48.00
Fourth quarter	64.95	49.60	62.08	51.07
Full Year	85.95	47.60	74.21	48.00
2001
First quarter	93.00	75.10	86.44	69.51
Second quarter	94.50	81.75	81.19	71.43
Third quarter	94.75	65.20	79.00	64.05
Fourth quarter	88.50	71.60	79.59	64.71
Full Year	94.75	65.20	86.44	64.05
2000
Full year	95.40	47.28	87.50	45.50
1999
Full year	68.60	39.21	68.56	43.38
1998
Full year	53.65	29.99	58.63	35.81

    Stock Options

        At the end of 2002, a total of 50,099,621 stock options were outstanding, of which 16,489,767 options were exercisable. The exercise of all outstanding options would result in the creation of 45,785,089 new Aventis ordinary shares.

        These stock option plans are described in "Item 6. Directors, Senior Management and Employees — Compensation — Stock Option Plans" and Note 31 of the Aventis Consolidated Financial Statements included in this Annual Report.

    Participating Shares Series A

        Aventis is not aware of any non-U.S. trading market for its Participating Shares Series A ("PSSAs"). In the United States, the PSSAs exist in the form of American Depositary Shares issued by The Bank of New York, as depositary, each representing one-quarter of a PSSA ("PSSA-ADSs"). Aventis is not aware of any U.S. trading market for the PSSA-ADSs since their suspension from trading on the NYSE on May 18, 1995, and their subsequent removal from listing on the NYSE on July 31, 1995. Prior to their delisting, the PSSA-ADSs traded on the NYSE under the symbol RP PrA.

        In the first stage of the privatization of Rhône-Poulenc S.A. in March 1993, Rhône-Poulenc S.A. made a public offer to exchange ordinary shares for PSSAs at an exchange rate of one ordinary share for each PSSA and 4,659,714 PSSAs, representing 98.52% of all PSSAs outstanding, were tendered and accepted for exchange by Rhône-Poulenc S.A. and subsequently canceled. In March 1995, Rhône-Poulenc S.A. made a tender offer to purchase for cash all of the outstanding PSSA-ADSs at $18.40 net per PSSA-ADS. In the tender offer, 54,836 PSSAs, representing 78% of all PSSAs outstanding were tendered and accepted for payment by Rhône-Poulenc and subsequently canceled. As a result, following the tender offer, there were only 15,380 PSSAs outstanding. Due to their small number, the NYSE suspended the remaining PSSA-ADSs from trading on the NYSE on May 18, 1995, and removed them from listing on July 31, 1995. Since such time, we have repurchased another 11,834 PSSAs in private transactions, leaving only 3,546 PSSAs outstanding as of December 31, 2002, of which substantially all were represented by PSSA-ADSs. In view of the small number of PSSAs that remain outstanding, at some time in the future, Aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

    8 1/8% Cumulative Preference Shares, Series A

        The 8 1/8% Cumulative Preference Shares, Series A ("Preference Shares") were issued by Rhône-Poulenc Overseas Limited, a Cayman Islands company and wholly owned subsidiary of Aventis. The payment of dividends and payments on liquidation or redemption with respect to the Preference Shares are guaranteed by Aventis to a certain extent pursuant to the terms of a guarantee (the "Guarantee") executed and delivered by Aventis for the benefit of the holders from time to time of Preference Shares. The Preference Shares have been listed since July 13, 1993, on the NYSE where they trade under the symbol RPO/PA. Aventis is not aware of any non-U.S. trading market for the Preference Shares.

        The table below sets forth, for the periods indicated, the reported high and low sales prices for the Preference Shares on the NYSE.

	NYSE
Calendar period
	High	Low
	$	$
Monthly
February 2003	25.90	25.51
January 2003	25.90	25.30
December 2002	25.90	25.10
November 2002	25.95	25.61
October 2002	26.00	25.30
September 2002	26.00	25.22
2002
First quarter	26.40	25.10
Second quarter	26.12	25.15
Third quarter	26.00	25.00
Fourth quarter	26.00	25.10
Full year	26.40	25.00
2001
First quarter	25.53	24.06
Second quarter	25.45	24.90
Third quarter	26.15	24.75
Fourth quarter	26.15	25.08
Full year	26.15	24.06
2000
Full year	24.38	19.63
1999
Full year	27.13	19.00
1998
Full year	27.44	23.44

Trading Practices and Procedures

    Euronext Paris

        On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the "SBF," the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Brussels Exchanges and the Amsterdam Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Euronext is comprised of Euronext Paris, Euronext Amsterdam and Euronext Brussels. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. ("Euronext Paris"). Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris's trading markets as well as the regulation of those markets.

        Securities approved for listing on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small- and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

The Premier Marché

        The Premier Marché is a regulated market managed and operated by Euronext Paris. Admission to the Premier Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Premier Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

        Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m (Paris time). Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris publishes a daily official price list that includes, among things, price information on listed securities.

        Euronext Paris has announced new regulations under which, beginning in April 2001, Euronext Paris places securities listed on the Premier Marché in one of two categories, Continu or Fixing, depending on their trading volume. Our ordinary shares are placed in the category known as Continu, which includes the most actively traded securities.

        Euronext Paris may suspend trading in a security listed on the Premier Marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day's closing price, Euronext Paris may suspend trading in that security for four minutes. Once trading has recommenced, further suspensions of four minutes are also possible if the price again varies by more than 10% from the threshold at which the suspension was initiated. It may again suspend trading in that security for four minutes if the price varies by more than 2% from the last quoted price. Euronext Paris also may suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in certain exceptional cases, the Conseil des Marchés Financiers ("CMF"), the self-regulatory organization that has general regulatory authority over the French stock exchanges, may also suspend trading.

        Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash basis. However, market intermediaries are also permitted to offer investors a deferred settlement service (Service de Réglement Différé or "SRD") for a fee. The deferred settlement service is only available for trades in securities which either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million. Investors in shares eligible to the SRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Aventis shares are eligible for the SRD.

        Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of securities traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

        Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché of Euronext Paris are cleared and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

  Frankfurt Stock Exchange

        The Frankfurt Stock Exchange, which is operated by Deutsche Börse AG ("Deutsche Börse"), is the most significant of the German stock exchanges and accounted for more than 85% of the turnover in exchange-traded shares in Germany in 2002. As of December 31, 2002, the equity securities of 5,768 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange (Source: Deutsche Börse, Cash Market: Monthly Statistics – December 2002).

        Floor trading (Präsenzhandel) of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m. Central European Time (Frankfurt time). Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but such securities also change hands in interbank dealer markets. Prices are determined by Exchange Brokers (Skontroführer), who are members of the stock exchange. The prices of actively traded securities, including the shares of large corporations, are continuously traded at varying prices and quoted during trading hours (which includes our ordinary shares and the shares of our subsidiary Hoechst AG).

        Deutsche Börse also operates a computerized trading system known as Xetra. Banks and securities dealers who have been admitted to trading on at least one German stock exchange are permitted to conduct trading on Xetra. Trading of shares through the Xetra system takes place from 9:00 a.m. to 8:00 p.m. Central European Time (Frankfurt time), on each day on which the Frankfurt Stock Exchange is open for business. Xetra accounted for more than 90% of the turnover in exchange-traded shares of the Frankfurt Stock Exchange in 2002. Aventis ordinary shares and the shares of Hoechst AG are also traded through the Xetra system.

        The Frankfurt Stock Exchange publishes pricing information as well as certain other information for all traded securities on its Web site.

        Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) are settled on the second business day following the trade. Pursuant to the German banks' standard terms and conditions for securities transactions (Sonderbedingungen für Wertpapiergeschäfte), customer orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

        The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary in order to protect the public. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors trading activities on the German stock exchanges. Exchange trading at the Frankfurt Stock Exchange is also subject to oversight by the independent market surveillance (Handelsüberwachungsstelle) and the local State stock market supervisory authority (Hessisches Ministerium für Wirtschaft, Verkehr und Landesentwicklung).

  Purchase and Trading by Aventis in Own Shares

Purchase by Aventis of Own Shares

        Under French law, we may not subscribe our own shares but we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

    (1)
    to reduce our share capital by canceling the shares we purchased with our shareholders' approval at an Extraordinary General Meeting;

    (2)
    to provide shares to employees under a profit-sharing plan or stock option plan with our shareholders' approval at an Extraordinary General Meeting; or

    (3)
    to acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided that our shares are listed on a regulated market (such as the Premier Marché, the Second Marché or the Nouveau Marché of Euronext Paris). To acquire our shares for this purpose, we must first file an information notice ("Note d'information") that has received the approval (visa) of the French Stock Exchange Commission (Commission des Opérations de Bourse – or "COB") and then obtain the approval of our shareholders at an Ordinary Meeting.

        Pursuant to authorization granted by our shareholders at the Combined Meeting of Shareholders on May 14, 2002, the shareholders authorized the Management Board to purchase at a price of not more than € 120 per share and to sell at a price of not less than € 70 per share up to 10% of total share capital outstanding. The authorization will expire on the date of next Annual General Meeting of Shareholders called to approve the accounts for the fiscal year ending December 31, 2002.

        The authorization envisages several possible purposes for this repurchase of our shares including, inter alia, in order of decreasing importance:

    a)
    Stabilizing the trading price of the Company's stock, through systematic action against the general trend,

    b)
    Granting shares to employees or directors and officers of the Company or its affiliates as defined in Article L. 225-180 of French Commercial Law,

    c)
    Holding such shares and, where applicable, transferring them by any means (including by means of repeat option transactions), in particular via their sale in the stock market or over the counter, the sale of blocks of shares, public purchase, exchange or sale offerings, or the purchase or the sale of buy or sell options,

    d)
    To use such shares in any lawful manner to optimize the management of the Stockholder's equity of the company and to effect transactions to further the external growth of the company,

    e)
    Cancelling the acquired shares.

        We may cancel the repurchased shares up to 10% of our outstanding share capital within any 24-month period. In addition, we may not repurchase under either (2) or (3) above an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

        We must hold any shares that we repurchase in registered form. These shares must also be fully paid in. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and, in case of an increase of our capital stock, we cannot exercise the preemptive subscription rights attached to them. Our shareholders at an Extraordinary General Meeting may decide not to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if our shareholders decide to take them into account, we must either sell the rights attached to these shares on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

        The Management Board meeting held on May 15, 2002, under the conditions authorized by the fifth resolution of the Ordinary Meeting of Shareholders held on May 14, 2002, and by the summary statement issued by the COB, decided, in accordance with the provisions of articles L. 225-209 to L. 225-212 of the French Commercial Law, to acquire on the market or outside the market and by any other means, shares in the company amounting up to 10% of the share capital of the company.

Trading by Aventis in Own Shares

        Pursuant to Règlement no 90-04 of the Commission des Opérations de Bourse, as amended by its Règlement no 2000-06, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

    •
    trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries in each trading session;

    •
    any block trades may not be made at a price above the current market price; and

    •
    each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

        If a company's shares are continuously quoted (cotation en continu), as the shares of Aventis are, then a trade must meet the following requirements to be considered valid:

    •
    the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

    •
    the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

    •
    the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares that are traded on the immediate settlement market and are eligible for the deferred settlement service.

        This requirement applies to neither (i) trades in blocks of shares nor (ii) trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB. The first code of ethics was adopted by the "Association Française des Entreprises d'Investissement" ("AFEI") and approved by the COB on February 13, 2001.

        If a company's shares are quoted at fixings, then a trade must meet one further requirement to be considered as valid:

    •
    the trade must not account for more than 25% of the average daily trading volume in the shares during the 15 trading days immediately preceding the trade. This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement ("contrat de liquidité") complying with the charter of ethics approved by the COB.

        However, there are two periods during which we are not permitted to trade in our own securities:

    •
    the 15-day period before the date on which we make our consolidated or annual financial statements public; and

    •
    the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

        This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement ("contrat de liquidité") complying with a charter of ethics approved by the COB.

        After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF ("Conseil des Marchés Financiers") that contain specified information about subsequent transactions. The CMF makes this information available to the public.

Item 10.    Additional Information

Share Capital and By-Laws

  Description of Aventis Share Capital

        We have previously filed a description of our share capital in a registration statement on Form F-4 filed October 13, 1999, (registration No. 333-11008) under the captions "Description of Aventis Share Capital" and "Comparison of the Rights of Shareholders of Hoechst and Aventis" found on pages 195-211 of the prospectus contained therein. Additionally, we have previously filed a description of our Share-ADSs (American Depositary Shares) in a registration statement on Form F-3 filed October 20, 1997, (registration No. 333-7730) under the caption "Description of Depositary Arrangements" found on pages U.S.2–U.S.9 of the prospectus contained therein. We incorporate by reference these three captions into the present report, to the extent not superseded by information contained herein.

  Organization and Register

        Aventis is a French stock corporation (société anonyme) with a Management Board and a Supervisory Board. Aventis is subject to the French Commercial Law and to its Decree no 67-236 of March 23, 1967. Aventis is registered with the Registry of Commerce and Companies of Strasbourg under number 542 064 308.

  Object and Purposes

        Article 2 of the By-Laws of Aventis states that the object and purposes of Aventis are to take by any means with no exceptions nor reservations, the holding in ownership or in mere possession, the management, as the case may be, the transfer by any means with no exceptions nor reservations of all or part of any minority or majority participations in any business field, in particular pertaining to "Life Sciences" comprising, inter alia, "pharma" (including pharmaceuticals, biologics, diagnostics and vaccines), "agro" (including crop sciences and animal nutrition) and "veterinary" activities and, more generally, of any participation in all companies or businesses whatsoever existing or to be created; to assist our subsidiaries and to participate in any matter notably administrative and financial; and generally, all industrial, commercial, financial, civil, personal property or real property operations directly or indirectly linked to either purpose set forth hereabove or to all similar or related purposes.

  Directors

        Pursuant to French law, Management Board members appointed by the Supervisory Board are responsible for actions taken by them that are contrary to the interests of Aventis and may be held liable for such actions both individually and jointly with the other Management Board members.

        Under French law, the Management Board and Supervisory Board members may not vote on items in which they have a personal interest. In no case may Aventis extend credit to such persons.

        See also "Item 6. Directors, Senior Management and Employees" for further information on the Supervisory Board and the Management Board.

  Ordinary Shares

        The share capital of Aventis consists of ordinary shares issued in registered or bearer form. Some of the most significant provisions under French law and By-Laws of Aventis relating to ordinary shares may be summarized as follows:

    •
    Capital increases.    The share capital may be increased in consideration of contributions in cash or in property, or by establishing authorized capital or conditional capital. Capital increases require an amendment of the By-Laws approved by two-thirds of the votes of the shareholders at an extraordinary general meeting at which the increase is proposed. The By-Laws of Aventis do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

    •
    Redemption.    The share capital may also be reduced by an amendment of the By-Laws approved by two-thirds of the votes of the shareholders at an extraordinary general meeting at which the decrease is proposed.

    •
    Subscription rights.    French law provides that the subscription right of shareholders with respect to any particular offering may be waived under certain circumstances.

    •
    Liquidation.    If Aventis were to be liquidated, net assets remaining after reimbursement of shares at their par value shall be distributed among shareholders pro rata in proportion to the nominal value of their shareholdings.

  Voting Rights

        Each Aventis ordinary share represents one vote. Each participant at a shareholder meeting shall have as many votes as are represented by the shares he owns or for which he holds proxies subject to the conditions specified in the French Law and By-Laws.

        Under French law, resolutions are passed at a shareholder ordinary meeting by a simple majority of votes. A qualified majority is required for resolutions that affect the Articles of Association and By-Laws. Such resolutions are passed at shareholder extraordinary meetings by two-thirds of the votes.

  Shareholder Meetings

        Shareholder meetings shall be called and held in accordance with the terms and conditions provided by French Law and the By-Laws of Aventis. In order to be entitled to participate and vote or be represented at the shareholder meeting, holders of shares (held in bearer form or not registered in the books of Aventis) must deposit at the address shown in the notice convening the meeting, at least two days before the shareholder meeting, a certificate of the accredited financial intermediary which holds their account. Such certificate shall evidence the holding of such securities until the date of the shareholder meeting. Holders of shares registered in the books of Aventis must, in order to participate and vote or be represented at the shareholder meetings, have their shares registered in their account in the books of Aventis at least two days before the shareholder meeting.

        The Management Board or the Supervisory Board, as the case may be, has the right to reduce the above-specified period. Any shareholder may empower any other shareholder or his spouse to represent him at a shareholder meeting and may also vote by mail pursuant to legal and regulatory provisions in force.

        Under French law, there is a minimum quorum requirement for shareholder meetings, which defines minimum representation of the share capital at the shareholder meetings. The quorum is calculated according to the number of shares with voting entitlement. For an Ordinary General Meeting of Shareholders or resolutions belonging to the ordinary part of a shareholder meeting, the quorum, upon first convocation, is one-fourth of the share capital entitled to vote. For an Extraordinary General Meeting of Shareholders or resolutions belonging to the extraordinary part of a shareholder meeting, the quorum, upon first convocation, is one-third of the share capital entitled to vote.

        Historically, the quorum has generally not been reached in our shareholder meetings upon first convocation, and the shareholder meetings have subsequently been convened upon second convocation, which imposes no quorum requirement in case of an Ordinary General Meeting of Shareholders or resolutions belonging to the ordinary part of the shareholder meeting. For Extraordinary General Meetings of Shareholders or resolutions belonging to the extraordinary part of the shareholder meeting, the quorum upon second convocation is lowered from one-third to one-fourth of the share capital.

  Disclosure of Shareholdings

        French law and the By-Laws of Aventis require shareholders to disclose their shareholding in Aventis upon the crossing of defined thresholds. Pursuant to the Aventis By-Laws, any person that becomes the owner, directly or indirectly or in concert with other shareholders, of at least 0.5% of the total number of shares and/or voting rights must, within 15 days of exceeding such level, provide Aventis by mail, telefax or telex with a written notice that states the total number of shares and/or voting rights held by it. Such notification is required under the same conditions until such shareholder's holding reaches 50% of the Aventis share capital and/or voting rights. Any shareholder whose shareholding, expressed in shares and/or voting rights, falls below one of the levels set out, must also inform Aventis within the same 15-day-period and in accordance with the same conditions.

        Moreover, any person who holds a number of shares and/or voting rights equal to or more than 1% of the total number of shares and/or voting rights must ask for his/her shares to be converted into registered shares within 15 days.

Exchange Controls

        Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited financial intermediary.

        The payment of any dividends to foreign shareholders must be affected through an authorized intermediary. In France, all registered banks and substantially all credit establishments are accredited financial intermediaries.

Ownership of Shares by Non-French Persons

        Under current French company law and the Aventis By-Laws, there is no specific limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

        Under current French foreign direct investment regulations, a notice (déclaration administrative) must be filed, however, with the French Ministry of Economics and Finance for the acquisition of an interest in Aventis by any person not residing in France or any group of non-French residents acting in concert or by any foreign controlled resident if such acquisition would result in (1) the acquisition of a controlling interest in Aventis or (2) the increase of a controlling interest in Aventis unless such person not residing in France or group of non-French residents already controls more than two-thirds of the share capital of Aventis or voting rights prior to such increase. Under existing administrative rulings, ownership of 20% or more of a French listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances (depending, for instance, upon such factors as the acquiring party's intentions, the ability of the acquiring party to elect directors or financial reliance by Aventis on the acquiring party).

        The share capital of Aventis for these purposes would include the ordinary shares but would not include the warrants, the Participating Shares Series A (PSSAs) or the 7 3/4% notes.

Material Contracts

        On October 2, 2001, Bayer AG entered into an agreement with us and our subsidiary Hoechst AG to acquire our 76% interest in Aventis CropScience. In June, 2002 Aventis completed this sale to Bayer. This contract (from which certain terms have been deleted pursuant to a request for confidential treatment) is set forth as Exhibit 4.1 to this Annual Report.

Where You Can Find More Information

        We file annual reports with and furnish other information to the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may contact the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

        Our filings are also available to the public from commercial document retrieval services. You may also read and copy any document Aventis files or furnishes at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10260, or at our corporate headquarters in Strasbourg. In addition, the filins are available for downloading on our Web site at www.aventis.com as well as for mail-delivery by written request to our corporate headquarters.

Taxation

  General

        The following generally summarizes the material French, U.S. federal income and, in the case of preference shares only, Cayman Islands tax consequences to U.S. holders (as defined below) of owning and disposing of ADSs, ordinary shares, PSSA-ADSs, PSSAs and Preference Shares (collectively the "Securities").

        The statements of French, U.S. federal income and Cayman Islands tax laws set forth below are based on the laws (including, for U.S. federal income tax purposes, the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof) in force as of the date of this Annual Report and are subject to any changes in applicable French, U.S. or Cayman Islands tax laws or in the double taxation conventions or treaties between France and the United States, occurring after that date. In this regard, we refer to the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, (the "Treaty") entered into force on December 30, 1995, and the tax regulations issued by the French tax authorities (the "Regulations"). For the purposes of this discussion, a U.S. holder is a beneficial owner of Securities (a) who owns (directly, indirectly or by attribution) less than 10% of the outstanding share capital of Aventis, (b) who is (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Securities, (c) who holds the Securities as capital assets, (d) whose functional currency is the U.S. dollar, (e) whose ownership of the Securities is not effectively connected to a permanent establishment or a fixed base in France, and (f) who is entitled to the benefit of the Treaty under the "Limitation on Benefits" provisions contained in the Treaty.

        If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds Securities, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its Securities.

        This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the Securities. Certain holders (including, but not limited to, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, securities broker-dealers and persons holding Securities as part of a hedging, conversion or integrated transaction) may be subject to special rules not discussed below. Holders of Securities are advised to consult their own tax advisors with regard to the application of French tax law and U.S. federal income tax law to their particular situations as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction.

        Deposits and withdrawals by a U.S. holder of ordinary shares in exchange for ADSs, or of PSSAs in exchange for PSSA-ADSs (including in connection with the intended termination of the deposit agreement with respect to the PSSA-ADSs), will not be taxable events for U.S. federal income tax purposes. For U.S. tax purposes, holders of ADSs will be treated as owners of the ordinary shares represented by such ADSs, and holders of PSSA-ADSs will be treated as owners of the PSSAs represented by such PSSA-ADSs. Accordingly, the discussion that follows regarding the U.S. tax consequences of owning and disposing of ordinary shares and PSSAs is equally applicable to ADSs and PSSA-ADSs, respectively.

  ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

        Under French law, a resident of France is generally entitled to a tax credit or "avoir fiscal" in respect of a dividend received from a French corporation, such as Aventis.

        The amount of the "avoir fiscal" is generally equal to:

    •
    50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

    •
    15% of the dividend paid for the other shareholders who used the "avoir fiscal" in 2002, and 10% of the dividend paid for such other shareholders who use the "avoir fiscal" as of January 1, 2003.

        Under French Law, dividends paid by a French corporation, such as Aventis, to non-residents of France are generally subject to French withholding tax at a rate of 25% and shareholders who are non-residents of France are not eligible for the "avoir fiscal". Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. holder whose ownership of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. Under the Treaty, eligible U.S. Holders will, in general, also be entitled to receive a payment from the French Treasury representing the "avoir fiscal", provided that a claim for such payment is timely filed with the French Treasury. In general, an eligible U.S. holder is a U.S. holder whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate person who is a U.S. resident, as defined pursuant to the provisions of the Treaty, (ii) a U.S. domestic corporation (other than a "regulated investment company"), (iii) a U.S. domestic corporation which is a "regulated investment company," but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, (iv) certain U.S. Pension Funds and Other Tax Exempt Entities (as defined below), or (v) a partnership or trust that is treated as a U.S. resident for purposes of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

        In general, under the Treaty, an eligible U.S. holder may receive payment of the "avoir fiscal" only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) is subject to U.S. income tax on the payment of the "avoir fiscal" and the related dividend. Dividends paid to tax-exempt "U.S. Pension Funds" as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment in a tax-favored retirement account ("Other Tax-Exempt Entities")) are nonetheless eligible for the reduced withholding tax rate of 15% provided for by the Treaty, subject to the filing formalities specified in the regulations (discussed below), provided that these entities own, directly and indirectly, less than 10% of the capital of Aventis. U.S. Pension Funds and Other Tax-exempt Entities are also entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross "avoir fiscal" (the "partial " "avoir fiscal"). A "U.S. Pension Fund" includes exempt pension funds subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code and which are established and managed in order to pay retirement benefits. The "avoir fiscal" will be subject to French withholding tax at a rate of 15%, as discussed below.

        Dividends paid to an eligible U.S. holder that is entitled to an "avoir fiscal" refund are immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by filing (i) a French Treasury Form RF 1A EU No. 5052 (the "Form") together with, if such holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of Ordinary Shares or ADSs, including, but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that (a) such holder is a U.S. resident within the meaning of the Treaty, (b) such holder's ownership of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all the rights attached to the full ownership of the Ordinary Shares or ADSs, including but not limited to dividend rights, (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French "avoir fiscal", and (e) such holder claims the reduced rate of withholding tax and payment of the "avoir fiscal". Dividends paid to a U.S. holder that is not entitled to the "avoir fiscal" or that has not filed a completed Form or the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the Form before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

        Thus, for example, if Aventis pays a dividend of 100 which carries an "avoir fiscal" of 50, an eligible U.S. holder that is subject to U.S. tax would initially receive 85. Following timely submission of a claim for the "avoir fiscal", this U.S. holder entitled to receive the "avoir fiscal", for example, at the rate of 50% would be entitled to receive from the French Treasury an additional payment of 42.50, consisting of an "avoir fiscal" payment of 50, less a 15% withholding tax equal to 7.50. As noted below, however, the additional payment will not be made available until January 15 of the calendar year following the year in which the related dividend is paid.

        To receive the "avoir fiscal" payment or the partial refund of French withholding tax in the event that qualification for the reduced withholding tax rate is not established prior to the dividend payment, a U.S. holder that meets the conditions for obtaining such benefits must complete the Form and, when applicable, the affidavit and file it before December 31 of the second year following the calendar year of the related dividend payment. The relevant form, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary and is also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French Tax authorities of all forms properly completed and executed by U.S. holders of Share-ADSs and returned to the depositary in sufficient time that they may be filed with the French tax authorities before the distribution so as to obtain an immediate reduced withholding tax rate. The "avoir fiscal" and/or the withholding tax refund, if any, ordinarily are paid within 12 months of filing the applicable French Treasury form, but not before January 15 of the year following the calendar year in which the related dividend is paid.

U.S. Taxes

Taxation of Dividends

        For U.S. federal income tax purposes, the gross amount of any distribution paid to U.S. Holders (that is, the net distribution received plus any tax withheld therefrom), as well as the gross amounts of any "avoir fiscal" payments by the French Treasury (that is, the net "avoir fiscal" payment received plus any tax withheld therefrom) to U.S. holders entitled thereto, will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of Aventis (as determined under U.S. federal income tax principles).

        Thus, the U.S. holder in the foregoing example (sixth paragraph under French Taxes above) would recognize 150 of gross dividend income (assuming adequate earnings and profits). To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of Aventis, such excess will be applied first, to reduce such U.S. holder's tax basis in his ordinary shares or ADSs and then, to the extent it exceeds the U.S. holder's tax basis, it will constitute gain from a deemed sale or exchange of such ordinary shares or ADSs. No dividends received deduction will be allowed with respect to dividends paid by Aventis.

        The amount of any distribution paid in euros will be equal to the U.S. dollar value of the distributed euros calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of ordinary shares regardless of whether the payment is in fact converted into U.S. dollars or, on the date of receipt by the depositary, in the case of ADSs. Such euros distributed will have a tax basis equal to their U.S. dollar value at the time recognized as dividend income. Any gain or loss realized upon a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss. Similar rules apply to distributions of property other than cash, which are generally taxable as if cash in an amount equal to the fair market value of the property was distributed by Aventis. Certain pro rata distributions of shares with respect to ordinary shares of Aventis (e.g. certain share dividends or share splits) might, subject to limitations, qualify for tax-free treatment. In the case of such tax-free distributions, a holder would generally have to allocate its tax basis in the ordinary shares or ADSs with respect to which the distributed shares or ADSs were received between the shares or ADSs received in the distribution and the shares or ADSs held before the distribution.

        Subject to certain conditions and limitations, the 15% French withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on the ordinary shares or ADSs generally will constitute "passive" income, or, in the case of certain holders, "financial services" income. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend on the nature and sources of each U.S. holder's income. In lieu of a credit, a U.S. holder of ordinary shares or ADSs may elect to deduct all of such holder's foreign taxes in a particular year.

Tax on Sale or Other Disposition

        In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption or sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. Special rules apply to individuals who are residents of more than one country.

        In general, for U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss if the holder sells, exchanges or otherwise disposes of its ordinary shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the ordinary shares or ADSs and the holder's adjusted tax basis (determined in U.S. dollars) in the ordinary shares or ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the U.S. holder's holding period in the ordinary shares or ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

  PSSAs and PSSA-ADSs

French Taxes

Taxation of Annual Payments and any Reorganization Payment

        Under French law, no French withholding tax is imposed on Annual Payments or any Reorganization Payment on the PSSAs. Pursuant to Article 131 quater of the French General Tax Code, the withholding tax exemption on Annual Payments is not subject to any filing requirement because the PSSAs have been exclusively offered outside France. In the event that French law should change and a French withholding tax becomes applicable to the Annual Payments, (i) Aventis or an affiliate shall be obligated, to the extent it may lawfully do so, to gross up such payments (with certain exceptions relating to the holder's connection with France, failure to claim an exemption or failure to timely present such shares for payment) so that, after the payment of such withholding tax, the holder will receive an amount equal to the amount which the holder would have received had there been no withholding or (ii) Aventis may redeem the PSSAs.

Taxation of Redemption

        In general, under the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption or sale or exchange of PSSAs or PSSA-ADSs. Special rules apply to individuals who are residents of more than one country.

U.S. Taxes

Taxation of Annual Payments and any Reorganization Payment

        For U.S. federal income tax purposes, the gross amount of the annual payments and any Reorganization Payments paid to U.S. Holders entitled thereto, will be treated as ordinary dividend income (in an amount equal to the cash or fair market value of the property received) to the extent paid out of the current or accumulated earnings and profits of Aventis (as determined under U.S. federal income tax principles). Such dividends principally will be foreign source income, and generally will be treated separately, together with other items of "passive" or "financial services" income, as the case may be, for foreign tax credit purposes. No dividends received deduction will be allowed with respect to dividends paid by Aventis. To the extent that an amount received by a U.S. holder exceeds the allocable share of the current and accumulated earnings and profits of Aventis, such excess will be applied first to reduce such U.S. holder's tax basis in his PSSA-ADSs and then, to the extent it exceeds the U.S. holder's tax basis, it will constitute gain from a deemed sale or exchange of such PSSA-ADSs. The amount of any distribution paid in euro will be equal to the U.S. dollar value of the distributed euro calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of PSSAs regardless of whether the payment is in fact converted into U.S. dollars or, on the date of receipt by the depositary, in the case of PSSA-ADSs. Such euro distributed will have a tax basis equal to their U.S. dollar value on the date of receipt. Any gain or loss realized upon a subsequent conversion or other disposition of the euro will be treated as U.S. source ordinary income or loss.

        In the event of certain property distributions to U.S. Holders of PSSA-ADSs, U.S. Holders may, in certain circumstances for U.S. federal income tax purposes, be deemed to have received a distribution, subject to tax as a dividend to the extent of the current or accumulated earnings and profits of Aventis as described in the preceding paragraph.

Taxation of Redemption

        For U.S. federal income tax purposes, a redemption of the PSSA-ADSs will be a taxable event for a U.S. holder. Such redemption will generally result in gain or loss measured by the difference, if any, between the amount realized upon such redemption and the U.S. holder's tax basis in such PSSA-ADSs. A U.S. holder's tax basis in such PSSA-ADSs generally will be equal to the amount paid by such U.S. holder for the PSSA-ADSs subject to adjustments in the case of any non-taxable distribution with respect to such PSSA-ADSs. The gain or loss recognized upon the redemption of PSSA-ADSs generally will be capital gain or loss if the PSSA-ADSs are capital assets in the hands of the U.S. holder. If, however, the U.S. holder has a direct or indirect stock interest in Aventis after a redemption, then amounts received in a redemption could, under applicable U.S. tax rules, be treated as a distribution taxable as a dividend that is measured by the full amount of cash received by such U.S. holder (to the extent of the current and accumulated earnings and profits of Aventis, as described above in "Taxation of Annual Payments and any Reorganization Payment"). U.S. holders should consult their own tax advisors as to the application of these rules to any such redemption.

  Preference Shares

French Taxes

        Under French Law, any payments to holders of preference shares made by Aventis pursuant to the Guarantee should not be subject to French withholding tax. In addition, payments made by Aventis pursuant to the Guarantee to holders of the preference shares who are residents of the U.S. and who are eligible for benefits under the Treaty would be exempt from French withholding tax.

U.S. Taxes

Taxation of Dividends

        For U.S. federal income tax purposes, the gross amount of any distribution paid to U.S. holders on the preference shares (including any additional amounts paid with respect thereto) will be treated as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Rhône-Poulenc Overseas Limited (as determined under U.S. federal income tax principles). Such dividends will be foreign source income, but will generally be treated separately, together with other items of "passive" or "financial services" income, as the case may be, for foreign tax credit purposes and will not qualify for the dividends received deduction generally allowed to U.S. corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of the current and accumulated earnings and profits of Rhône-Poulenc Overseas Limited, such excess will be applied first to reduce such U.S. holder's tax basis in the preference shares and then, to the extent in excess of such U.S. holder's tax basis, will constitute gain from a deemed sale or exchange of such preference shares.

Tax on Sale or Exchange

        For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss upon the sale or exchange of a preference share. Such gain or loss will generally be measured by the difference, if any, between the amount realized upon such sale or exchange and the U.S. Holder's tax basis in the preference share. A U.S. Holder's tax basis will generally be equal to the amount paid for the preference shares. Such gain or loss upon the sale or exchange will generally be treated as U.S. source gain or loss and will be capital gain or loss if the preference shares are capital assets in the hands of the U.S. Holder held for more than one year.

Taxation of Redemption

        Rhône-Poulenc Overseas Limited possesses an option to redeem the preference shares beginning in 2003. In the event Rhône-Poulenc Overseas Limited exercises this option to redeem, holders will be notified and the documentation will describe the tax consequences to holders as a result of the redemption.

Cayman Islands Taxes

        Under Cayman Islands law, no Cayman Islands withholding tax is imposed on dividend, redemption or liquidation payments made by Rhône-Poulenc Overseas Limited or Aventis to any holder of preference shares.

  Generally Applicable Tax Rules

French Taxes

French Estate and Gift Taxes and Transfer Taxes

        In general, a transfer of securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or, at the time of his or her death, or the Securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

        Generally, transfers of Securities (other than ordinary shares) are not subject to French registration or stamp duty. Generally, transfers of ordinary shares will not be subject to French registration or stamp duty if such transfers are not evidenced by a written agreement or if such an agreement is executed outside of France.

French Wealth Tax

        The French wealth tax (impôt de solidarité sur la fortune) does not generally apply to the securities if the holder is a U.S. resident, as defined pursuant to the provisions of the Treaty.

U.S. Taxes

Passive Foreign Investment Company Status

        A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If Aventis were characterized as a PFIC for any taxable year, U.S. holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs.

        U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ordinary shares or ADSs of Aventis.

U.S. Information Reporting and Backup Withholding

        Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of Securities may be subject to information reporting to the Internal Revenue Service. U.S. federal backup withholding may be imposed at the current rate of 30% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons who are required to establish their exempt status generally must file Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

U.S. State and Local Taxes

        In addition to U.S. federal income tax, U.S. holders of securities may be subject to U.S. state and local taxes with respect to such securities.

Fees Paid to Auditors

        In 2002, the Aventis Group paid the following fees to its auditors for audit and non-audit services rendered:

	PricewaterhouseCoopers(1)		RSM Salustro-Reydel
	Amount	%	Amount	%
	(in € thousand)		(in € thousand)
Audit
Audit opinion, review of statutory and consolidated accounts	10,157	54%	842	100%
Other audit-related services	4,783	26%	0	0%

Sub-total	14,940	80%	842	100%

Non-audit services
Legal, tax, social(2)	2,989	16%	0	0%
Information technology	536	3%	0	0%
Internal audit	20	0%	0	0%
Other	268	1%	0	0%

Sub-total	3,813	20%	0	0%

Total	18,753	100%	842	100%

(1)
These amounts do not take into account fees paid to PwC Consulting, a company sold to IBM in 2002. Such fees were € 35.2 million for the full year 2002.

(2)
These amounts only relate to tax services.

Item 11.    Quantitative and Qualitative Disclosure About Market Risk

Financial Instruments

        Aventis is exposed to market risks through its commercial and financial transactions. This exposure to market risks is due primarily to interest and exchange rate fluctuations.

        It is the policy of Aventis to use financial derivative instruments to hedge those market risks. Aventis only holds positions in derivative financial instruments for hedging strategies. (Under U.S. Financial Accounting Standards Board (FAS) 133, some economic hedging strategies have not been elected for hedge accounting). Aventis follows, through a centralized treasury department, a non-systematic policy of economic hedging of exchange rate and interest rate risks based on its own market condition forecasts at the Group level and hedging 100% of firm commitments at the subsidiary level.

        In order to manage the volatility inherent in its exposure, Aventis uses derivative instruments in accordance with the policy and limits determined by management. To determine the risks inherent in this policy, the Group uses the Value at Risk ("VaR") method as of December 31, 2002. Value at Risk for Aventis has been calculated using the parametric method, except for a small proportion of transactions. We apply a confidence level of 95% and a holding period of one day. Any potential losses tied to exchange rates or interest rates refer to income and market value, respectively.

        This Value at Risk represents a reasonable estimate of any potential net loss tied to the use of derivative financial instruments and to the underlying positions thereof as of a given date, assuming unfavorable market movements.

        Value at Risk does not represent, however, the maximum possible or any expected loss that may occur. Actual potential future gains and losses will differ from those estimated, based upon actual fluctuations in market exposures and changes in the Aventis portfolio of derivative financial instruments during the period. Nevertheless management may take action to reduce this potential loss before realized.

Aventis Group Instrument Portfolio

	December 31, 2002 (in € thousand)
	Total VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	10,268	8,707	2,903
Specific Debt Portfolio	6,278	6,632	2,694
Non-Hedging Interest Rate Portfolio	–	–	–

Total	11,158	10,794	4,427

	December 31, 2001 (in € thousand)
	Total VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	38,919	38,870	246
Specific Debt Portfolio	20,350	14,984	14,087
Non-Hedging Interest Rate Portfolio	–	–	–

Total	56,779	53,837	14,164

        For one specific option, Aventis has decided to disclose a sensitivity figure of € 4.0 million as of December 31, 2002 (€ 4.7 million as of December 31, 2001, € 2.0 million as of March 31, 2002, € 2.5 million as of June 30, 2002, € 3.1 million as of September 30, 2002).

        The difference between the total Value at Risk and the sum of the exchange rate and interest rate Value at Risk as well as the sums of the foreign exchange portfolio, specific debt portfolio and non-hedging interest rate portfolio results from the application of correlation coefficients showing the diversification of the risks.

Aventis Group Instrument Portfolio

	March 31, 2002 (in € thousand)
	Total VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	16,654	16,669	38
Specific Debt Portfolio	15,641	12,641	8,145
Non-Hedging Interest Rate Portfolio	–	–	–

Total	31,594	28,993	8,148

	June 30, 2002 (in € thousand)
	Total VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	18,309	18,307	85
Specific Debt Portfolio	10,458	11,651	4,508
Non-Hedging Interest Rate Portfolio	–	–	–

Total	28,108	29,498	4,504

	September 30, 2002 (in € thousand)
	Total VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	23,187	23,250	161
Specific Debt Portfolio	6,890	7,141	5,107
Non-Hedging Interest Rate Portfolio	–	–	–

Total	28,043	29,640	5,182

	December 31, 2002 (in € thousand)
	Total VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	10,268	8,707	2,903
Specific Debt Portfolio	6,278	6,632	2,694
Non-Hedging Interest Rate Portfolio	–	–	–

Total	11,158	10,794	4,427

        The reduction in VaR in the course of 2002 was due mainly to the disposal of Aventis CropScience, which among other factors led to a significant reduction in financial debt and foreign currency hedges, as well as changes of foreign exchange and interest rate volatilities in major currencies.

  Exchange Rate Exposure

        Aventis is exposed primarily to fluctuations in the U.S. dollar, the Japanese yen and the British pound against the euro, our reporting currency. We manage net exposure for each currency (in the absence of local restrictions) in a centralized manner in keeping with our own forecasts and within well-defined limits included in a formally approved Aventis treasury policy manual. In order to mitigate the impact of our net currency exposure, we hedge a portion of these risks primarily through the use of liquid derivative instruments, such as forward contracts or option contracts. These instruments generally have a maturity of less than six months.

  Interest Rate Exposure

        The exposure to interest-rate risk results primarily from debt denominated in U.S. dollars and euros. Aventis determines, and then periodically reviews, the ratio of fixed-rate and variable-rate debt on the entire portfolio of debt instruments. In order to manage risks while reducing the cost of short- and medium-term debt to the extent possible, we use interest-rate derivative instruments such as interest rate and cross currency swaps as well as interest rate options. These instruments generally do not have a maturity exceeding four years.

  General Policy

        It is the policy of Aventis not to keep inherent economic trading positions for exchange rate and interest rate exposure. (Under U.S. Financial Accounting Standards ("FAS") 133, some economic hedging strategies have not been elected for hedge accounting.)

Item 12.

        Not Applicable.

Item 13.

        Not Applicable.

Item 14.

        Not Applicable.

Item 15.    Controls and Procedures

        Our Management Board Chairman (Chief Executive Officer) and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this Annual Report on Form 20-F. Based on that evaluation, our Management Board Chairman and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

        There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16.    (Reserved)

Item 17.    Financial Statements

        Not applicable

Item 18.    Consolidated Financial Statements

AVENTIS GROUP

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board
and the Shareholders of Aventis

        We have audited the consolidated balance sheets of Aventis and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the aforementioned consolidated financial statements (pages F-4 to F-80) present fairly, in all material respects, the consolidated financial position of Aventis and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with French generally accepted accounting principles.

        Application of accounting principles generally accepted in France varies in certain important respects from those generally accepted in the United States. Application of the latter would have affected consolidated stockholders' equity as of December 31, 2002 and 2001 and consolidated results of operations for each of the years in the three-year period ended December 31, 2002 to the extent summarized in Note 34 to the consolidated financial statements.

Paris, France
February 4, 2003

PricewaterhouseCoopers
INDEPENDENT AUDITORS

AVENTIS GROUP

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2002	December 31, 2001	December 31, 2000
		(in € million)
Assets
Current assets
Cash	1f	606	654	512
Short-term deposits	1f	150	160	149
Marketable securities	1f	543	701	618
Net trade accounts and notes receivable	8	2,544	3,522	3,469
Net inventories	7	2,730	4,059	4,118
Prepaid expenses and other current assets	9	3,073	3,689	5,146

Total current assets		9,646	12,785	14,012

Investments and other assets
Investments in equity method investees	4	1,775	2,056	2,412
Deposits and long-term loans		247	207	293
Other investments	5	384	605	617
Deferred charges and other assets	6	3,422	3,577	2,529

Total investments and other assets		5,828	6,445	5,851

Property, plant and equipment	3
Gross value		9,378	12,330	15,430
Less: accumulated depreciation		(4,923)	(6,590)	(7,932)

		4,455	5,740	7,498

Intangible assets	2
Gross value		16,957	20,043	19,983
Less: accumulated amortization		(5,813)	(5,779)	(5,161)

		11,144	14,264	14,822

TOTAL ASSETS		31,073	39,234	42,183

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2002	December 31, 2001	December 31, 2000
		(in € million)
Liabilities and Stockholders' Equity
Current liabilities
Bank overdrafts		170	410	581
Short-term borrowings	19	1,719	4,396	4,904
Trade accounts and notes payable		1,415	2,421	2,403
Current portion of long-term debt		1,076	1,252	712
Other current liabilities	18	6,098	5,460	6,511

Total		10,478	13,939	15,111

Long-term debt	17
Debentures		1,389	3,412	2,917
Bank borrowings		398	1,240	5,299

		1,787	4,652	8,216

Other long-term liabilities
Deferred income taxes	24e	1,026	1,094	1,038
Pension plans, retirement indemnities and other commitments	14	3,328	3,350	3,242
Provision for restructuring	15	77	99	211
Other provisions and long-term liabilities	16	2,556	2,682	2,503

		6,987	7,225	6,994

Commitments and contingencies	25

Mandatorily redeemable partnership interest	13	238	284	–

Minority interests in net assets of consolidated subsidiaries	12	159	913	1,029

Amortizable preferred securities	11	89	200	272

Stockholders' equity
Participating shares – 1983 and Series A – 1989	10e-10f	23	23	23
Capital equity notes – 1986 and 1993	10b/10c	470	503	503
Preference shares, Series A – 1993	10d	352	352	352
Common stock (par value € 3.82) Outstanding shares: 799,474,490	1-10a	3,054	3,039	3,002
Additional paid-in capital of Aventis	10g	21,467	21,283	20,891
Retained earnings and other additional paid-in capital	10h	(12,752)	(13,533)	(14,374)
Translation reserve		(1,279)	354	164

Total stockholders' equity		11,335	12,021	10,561

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		31,073	39,234	42,183

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	2002	2001	2000
		(in € million)
Net sales		20,622	22,941	22,304

Operating expenses
Production costs and expenses		(6,578)	(7,943)	(8,469)
Administrative and selling expenses		(7,466)	(8,010)	(8,662)
Goodwill amortization	2	(1,021)	(650)	(752)
Provision for restructuring	15	(68)	(50)	(849)
Research and development	1g	(3,420)	(3,481)	(3,479)
Other operating income (expenses) – net	20	761	832	524

		(17,792)	(19,302)	(21,687)

Operating income (loss)		2,830	3,639	617

Other income (expenses)
Equity in earnings of affiliated companies	4	51	85	244
Interest (expense) income – net	21	(309)	(704)	(805)
Gains on sales of assets – net	22	1,917	545	359
Other income (expenses) – net	23	(797)	(679)	(440)

		862	(753)	(642)

Income (loss) before taxes and minority interests		3,692	2,886	(25)
Provision for income taxes	24	(1,430)	(1,111)	(60)

Income (loss) before minority interests		2,262	1,775	(85)
Minority interests in net income of consolidated subsidiaries		(86)	(142)	56

Net income (loss) before preferred remuneration		2,176	1,633	(29)

Preferred remuneration	27	(85)	(128)	(118)

Net income (loss) – common shareholders		2,091	1,505	(147)

Average number of shares outstanding:
Common stock – ordinary shares		793,412,151	787,553,585	780,546,131

Basic earnings (loss) per share in €:	1o, 28

Common stock – ordinary shares		2.64	1.91	(0.19)
Diluted earnings (loss) per share in €:	1o, 28

Common stock – ordinary shares		2.61	1.89	(0.19)

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2000

	Common stock ordinary shares (note 10a)	Capital equity notes 1986 and 1993 (notes 10b and c)	Preference shares Series "A" (note 10d)	Participating shares 1989 Series "A" and 1983 (notes 10e and f)	Additional paid-in capital of Aventis (note 10g)	Retained earnings and other additional paid-in capital (note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
	(in € million)
Balance as of January 1, 2000	2,979	515	352	23	20,547	(13,745)	(300)	10,371	–

Issuance of shares for stock options	4	–	–	–	24	(9)	–	19	–
Net income before preferred remuneration	–	–	–	–	–	(29)	–	(29)	(29)
Preferred remuneration	–	–	–	–	–	(118)	–	(118)	–
Translation reserves	–	–	–	–	–	(30)	464	434	434
Dividends with respect to 1999 earnings	–	–	–	–	–	(351)	–	(351)	–
Issuance of ordinary shares	19	–	–	–	320	–	–	339	–
Pooling impact (note 10h)	–	–	–	–	–	(92)	–	(92)	–
Repurchase of capital equity notes 1986	–	(12)	–	–	–	–	–	(12)	–

Balance as of December 31, 2000	3,002	503	352	23	20,891	(14,374)	164	10,561	–

Comprehensive income 2000	–	–	–	–	–	–	–	–	405

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2001

	Common stock ordinary shares (note 10a)	Capital equity notes 1986 and 1993 (notes 10b and c)	Preference shares Series "A" (note 10d)	Participating shares 1989 Series "A" and 1983 (notes 10e and f)	Additional paid-in capital of Aventis (note 10g)	Retained earnings and other additional paid-in capital (note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
	(in € million)
Balance as of January 1, 2001	3,002	503	352	23	20,891	(14,374)	164	10,561	–

Issuance of shares for stock options	3	–	–	–	17	(7)	–	13	–
Net income before preferred remuneration	–	–	–	–	–	1,633	–	1,633	1,633
Preferred remuneration	–	–	–	–	–	(128)	–	(128)	–
Translation reserves	–	–	–	–	–	–	190	190	190
Dividends with respect to 2000 earnings	–	–	–	–	–	(393)	–	(393)	–
Equalization tax on dividend distribution	–	–	–	–	–	(187)	–	(187)	–
Issuance of ordinary shares following exercise of warrants	34	–	–	–	375	–	–	409	–
Pooling impact (note 10h)	–	–	–	–	–	60	–	60	60
Repurchase of Aventis shares	–	–	–	–	–	(137)	–	(137)	–

Balance as of December 31, 2001	3,039	503	352	23	21,283	(13,533)	354	12,021	–

Comprehensive income 2001	–	–	–	–	–	–	–	–	1,883

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

	Common stock ordinary shares (note 10a)	Capital equity notes 1986 and 1993 (notes 10b and c)	Preference shares Series "A" 1993 (note 10d)	Participating shares 1989 Series "A" and 1983 (notes 10e and f)	Additional paid-in capital of Aventis (note 10g)	Retained earnings and other additional paid-in capital (note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
	(in € million)
Balance as of January 1, 2002	3,039	503	352	23	21,283	(13,533)	354	12,021	–

Issuance of shares for stock options	6	–	–	–	46	(4)	–	48	–
Net income before preferred remuneration	–	–	–	–	–	2,176	–	2,176	2,176
Preferred remuneration	–	–	–	–	–	(85)	–	(85)	–
Translation reserves	–	–	–	–	–	(523)	(1,633)	(2,156)	(2,156)
Dividends with respect to 2001 earnings	–	–	–	–	–	(460)	–	(460)	–
Issuance of ordinary shares	9	–	–	–	138	–	–	147	–
Repurchase of capital equity notes 1986	–	(33)	–	–	–	4	–	(29)	–
Repurchase of Aventis Shares	–	–	–	–	–	(327)	–	(327)	–

Balance as of December 31, 2002	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	–

Comprehensive income 2002	–	–	–	–	–	–	–	–	20

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000
	(in € million)
OPERATING ACTIVITIES:
Net income (loss) (after income tax and before preferred remuneration)	2,176	1,633	(29)

Elimination of expenses and benefits without effect on cash:
Depreciation and amortization of assets	2,216	2,075	2,426
Provisions for losses on operating assets	72	8	36
Change in other long-term provisions	981	(81)	140
Net capital (gains) from sales of assets	(2,187)	(545)	(359)
Equity in earnings of affiliated companies, net of dividends received	114	89	312
Unrealized exchange differences	(2)	(111)	(230)
Minority interests in net income of consolidated subsidiaries	86	142	(56)
Deferred tax	143	40	(772)

	1,423	1,617	1,497

Increase/decrease in operating assets and liabilities (excluding net operating assets acquired):
(Increase)/decrease in accounts receivable	(1,202)	(372)	561
(Increase)/decrease in inventories	(93)	(38)	(74)
Increase/(decrease) in accounts payable	(165)	78	220
Change in other operating assets and liabilities	(280)	195	(904)

	(1,740)	(137)	(197)

Net cash provided by operating activities	1,859	3,113	1,271

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000
	(in € million)
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,000)	(1,245)	(1,570)
Other capital expenditures	(459)	(486)	(932)
Proceeds from sales of assets	4,654	1,063	1,091
Increase in loans and short-term investments of more than three months	–	(52)	(61)
Decrease in loans and short-term investments of more than three months	44	–	31

Net cash (used) provided by investing activities	3,239	(720)	(1,441)

FINANCING ACTIVITIES:
New long-term borrowings	135	5,404	2,281
Repayment of long-term borrowings	(2,931)	(7,252)	(2,019)
(Decrease)/Increase in bank overdrafts and short-term borrowings	(1,091)	(284)	(305)
Issuance of ordinary shares including additional paid-in capital	199	429	367
Mandatorily redeemable partnership interest	–	279	–
Repurchase of treasury shares	(383)	(137)	–
Amortization of amortizable preferred securities	(122)	(85)	(89)
(Purchase) of minority interest	(212)	(5)	(146)
Dividends paid by the Group	(490)	(437)	(453)
Preferred remuneration paid	(113)	(109)	(96)

Net cash (used) by financing activities	(5,008)	(2,197)	(460)

Net effect of exchange rate changes on cash	(60)	15	4

Increase/(Decrease) in net cash and cash equivalents	30	211	(626)

Cash and cash equivalents at beginning of year	814	661	1,290

Net effect of consolidation changes on cash and cash equivalents (Note 1a)	(88)	(58)	(3)

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 1m)	756	814	661

The Notes on pages F-13 to F-80 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

INDEX TO THE NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES	F-13
2. INTANGIBLE ASSETS	F-19
3. PROPERTY, PLANT AND EQUIPMENT	F-20
4. INVESTMENTS IN EQUITY METHOD INVESTEES	F-21
5. OTHER INVESTMENTS	F-23
6. DEFERRED CHARGES AND OTHER ASSETS	F-24
7. INVENTORIES	F-25
8. NET TRADE ACCOUNTS AND NOTES RECEIVABLE	F-25
9. PREPAID EXPENSES AND OTHER CURRENT ASSETS	F-26
10. STOCKHOLDERS' EQUITY	F-26
11. AMORTIZABLE PREFERRED SECURITIES	F-30
12. MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES	F-31
13. MANDATORILY REDEEMABLE PARTNERSHIP INTEREST	F-31
14. PENSION PLANS, RETIREMENT INDEMNITIES AND OTHER ENGAGEMENTS	F-32
15. PROVISION FOR RESTRUCTURING	F-36
16. OTHER PROVISIONS AND LONG-TERM LIABILITIES	F-38
17. LONG-TERM DEBT	F-39
18. OTHER CURRENT LIABILITIES	F-41
19. SHORT-TERM BORROWINGS	F-42
20. OTHER OPERATING INCOME (EXPENSES) – NET	F-42
21. INTEREST EXPENSE NET	F-43
22. GAINS (LOSSES) ON SALES OF ASSETS – NET	F-43
23. OTHER INCOME (EXPENSES) – NET	F-44
24. INCOME TAXES	F-45
25. COMMITMENTS AND CONTINGENCIES	F-47
26. INFORMATION BY INDUSTRY SEGMENTS AND GEOGRAPHICAL AREAS	F-60
27. PREFERRED REMUNERATION	F-61
28. EARNINGS PER SHARE	F-62
29. APPROPRIATIONS OF EARNINGS	F-62
30. REORGANIZATION OF THE GROUP (UNAUDITED)	F-62
31. STOCK COMPENSATION PLANS	F-66
32. NUMBER OF EMPLOYEES (UNAUDITED)	F-67
33. POST-CLOSING EVENTS	F-68
34. SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND U.S. GAAP	F-68

AVENTIS GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

1.  ACCOUNTING POLICIES

        The Group (Aventis and subsidiaries) applies accounting principles that comply with French law for its consolidated financial statements. The Group adopted as of January 1, 1999, the new French consolidation accounting principles (Regulation CRC 99-02), in accordance with the early application provision included in the regulation. These rules specify, among other things, the accounting for business combinations and also require the application of assumptions and estimates in certain areas. Application, as of January 1, 2002, of the new French regulation CRC 2000-06 on liabilities did not impact the Group's consolidated financial statements as of, and for the twelve month period ended December 31, 2002. The financial statements of consolidated companies, prepared following the accounting principles generally accepted in their respective countries, are restated to reflect the accounting principles described above.

        The differences between these accounting principles and those generally accepted in the United States of America that have a material impact on the Aventis Consolidated Financial Statements are described in Note 34.

a)    Consolidation

    i) Evolution of the Group

        In recent years, the Group has undertaken a number of actions in connection with its strategy to reinforce its position in Life Sciences and dispose of its chemicals, fibers and polymers businesses. In 2000, the Group announced that it will focus on pharmaceuticals.

        As part of the Hoechst/Rhône-Poulenc business combination whereby 96.75% of Hoechst was acquired by Rhône-Poulenc in December 1999, the remaining minority interests in AgrEvo (a Hoechst subsidiary) were acquired in January 2000 as initially forecasted. This acquisition was paid for with newly issued Aventis CropScience shares.

        In April 2001, the Group disposed of its 66.7% interest in the industrial gases group Messer Griesheim (see Note 25 and 30).

        In April 2002, the Group completed the disposal of its animal nutrition operating assets to CVC Capital Partners (see Note 25 and 30).

        On June 3, 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer (see Note 25 and 30).

    ii) Consolidated companies

        The Consolidated Financial Statements include the accounts of Aventis S.A. and its significant majority-owned subsidiaries.

        Minority investments in companies with more than 20% ownership, including 50% owned joint ventures, are accounted for under the equity method (see Note 4).

        The major changes to the consolidated companies were the following:

    •
    In June 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

    •
    In May 2002, the Group set up a new captive insurance and reinsurance company, Carraig, which has an authorized share capital of € 500 million (of which € 200 million has been subscribed).

    •
    In April 2002, the Group completed the disposal of its animal nutrition operating assets to CVC Capital Partners.

    •
    In April 2001, the Group divested its 66.7% stake in the industrial gases group Messer Griesheim, which Aventis held through Hoechst AG, to Allianz Capital Partners and Goldman Sachs Fund.

        For comparison purposes, pro forma data for the years ended December 31, 2002, 2001 and 2000 are presented in Note 30, reflecting these changes in consolidated companies.

        On August 1, 2002, Dade Behring filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. On September 18, 2002, the bankruptcy judge approved the plan of reorganization and set October 3 as the effective date. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring.

        Until that date, Aventis held an equity investment of 51.8% in Dade Behring. This company was accounted for under the equity method since the shareholders' agreement provided the other investors with significant participating rights and did not allow Aventis to control or manage the operations of the entity (see Note 4).

        All significant intercompany transactions between consolidated companies are eliminated.

        Dividend and interest income related to other investments are included in the statement of operations as "Other (expenses) income — net" and "Interest expense — net", respectively.

b)    Intangible assets

        Goodwill represents the excess of the purchase price over the fair market value of net identifiable assets of the businesses purchased. Goodwill is amortized on a straight-line basis over its useful life, not to exceed forty years (see Note 2).

        The Group recognizes and measures goodwill impairment based on discounted cash flows, which are compared to goodwill for each business in which an impairment indicator exists. The discount rates utilized in the goodwill recoverability test for each business are based upon the weighted average required rate of return. Such discount rates are determinated based on the risks involved in the business and vary from country to country due to the nature of the activity and the different economic conditions. Projected cash flows are based on the Group's near-term business plans for each business, which are projected over the remaining useful life of the related goodwill, taking into account management estimates of the impact of both external economic factors and internal business strategies. When the net book value exceeds the discounted cash flows, a provision is recorded equal to the difference between these two amounts.

        Other intangible assets, consisting principally of patents, trademarks, and software are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is not to exceed 25 years, and for software the range is from three to five years. The book value of these assets is adjusted whenever events or changes in circumstances which could have a material effect on the future non discontinued cash flows generated by these assets indicate that the carrying amount of an asset may not be fully recoverable.

c)    Property, plant and equipment

        Land, buildings, and equipment are carried at cost, including capitalized interest. French legal re-evaluations (laws of December 29, 1976, and December 30, 1977) and foreign re-evaluations are not reflected in the consolidated accounts. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

        The principal useful lives employed are:

Buildings	20–30 years
Machinery and equipment
Machines and installation	5–15 years
Transportation equipment	4–6 years
Other equipment	3–15 years
Furniture	8–12 years

        When the Group leases assets under the terms of a long-term contract or other arrangements that transfer substantially all of the benefits and risks of ownership to the Group, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability (capital leases).

        The book value of these assets is reduced whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

d)    Investments

        Investments are classified either as strategic investment or other investment:

    •
    strategic investments are valued according to the value in use model which includes among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability, and restriction period; and

    •
    other investments are carried at the lower of cost or net realizable value.

e)    Inventories

        Inventories are valued at the lower of average cost, or replacement value (for goods purchased from third parties), or present manufacturing cost (for goods manufactured), without exceeding their net realizable value. Due to the rate of inventory turnover, average cost approximates first in, first out (FIFO) (see Note 7).

f)    Cash, Investments in debt and equity securities and short-term deposits

        Investments in debt and equity securities are stated at the lower of historical cost and market value (if publicly traded) or net realizable value (if not publicly traded).

        Short-term deposits are valued at the lower of cost and market value.

        Cash also includes cash held by captive insurance and re-insurance companies.

g)    Research and development expenses

        Research and development expenses are charged as an expense as incurred. Such expenses, net of subsidies, amounted to € 3,420 million in 2002, € 3,481 million in 2001 and € 3,479 million in 2000.

h)    Translation of foreign currencies

        Amounts expressed in foreign currency are translated as follows:

    •
    transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction;

    •
    assets and liabilities expressed in foreign currencies are translated using exchange rates in effect at the balance sheet dates;

    •
    exchange differences arising from foreign currency transactions are included in the statement of income. However, exchange differences arising from intercompany transactions of a long-term investment nature (which are considered part of the Group's net investment) are accumulated as a separate component of consolidated stockholders' equity (translation reserve); and

    •
    statements of operations of foreign subsidiaries are translated at average exchange rates for the year; gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, as well as those related to hedges of net investments in foreign subsidiaries.

        The balance sheets of the Group's subsidiaries in Argentina as of December 31, 2001 have been translated using the peso rate of 1.57 for 1 US$, which is the closing rate on the first trading day after reopening of the exchange markets in January 2002.

        Effective January 1, 2001, the Group records and discloses in separate lines of the income statement the impact of gains and losses on foreign currency transactions, depending on the nature of the related transactions: operating, financing, investing. Until December 31, 2000, gains and losses on foreign currency transactions were reported in a single line, as part of "other income (expenses)."

        Effective January 1, 2001, operating foreign exchange gains or losses are recorded in the operating result. Accordingly, a foreign exchange loss of € 76 million has been recorded under "other operating income and expenses net" as of December 31, 2001. Comparative figures for the 12-month period ended December 31, 2000 are not available.

i)      Deferred income taxes

        Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are calculated based on the income tax rate assumed to be in effect when the asset or liability reverses.

        Due to the complexity of the interaction of local tax regimes with the worldwide tax consolidation regime, the Group does not have a comprehensive scheduling of the reversal of temporary differences. Consequently, in accordance with article 3150 of the CRC Regulation 99-02, the Group recognizes deferred taxes on a non-discounted basis.

        A valuation allowance is recorded against deferred tax assets resulting from net operating losses and deductible temporary differences when their future realization is not likely. Under the Group's worldwide tax consolidation regime, the valuation allowance is first assessed at the individual tax entity level and then on a global basis, consistent with its tax strategy in the near term.

        Aventis benefits from the worldwide income tax regime. Under this regime, granted by French Ministry of Economics and Finance, Aventis is allowed to consolidate its French source income with the income of its French and foreign qualifying subsidiaries. The Group has renewed this regime for the period 2001 to 2003.

j)      Pension plans, retirement indemnities, and other commitments

        The Group accounts for its obligations with respect to pension and other postretirement benefits (see Note 14).

k)    Financial instruments

        The Group uses various financial instruments to manage its exposure to interest and currency fluctuations. The Group's policy is to manage its operating foreign exchange exposure on a macro basis. It enters into specific hedges for certain financial foreign exchange transactions. The Group may also enter into specific interest rate hedges for certain transactions. On December 31, 2002 and 2001, the Amortizable Preferred Securities (see Note 11), and certain debts (see Note 17) were specifically hedged.

        All of the positions taken, except for the specific hedging transactions, are valued and accounted for at their market value at each balance sheet date. Changes in market values are recognized as gains and losses in the statement of operations. The gains and losses related to specific hedging transactions are accounted for on a symmetrical basis with the losses or gains on items being hedged.

        Financial instruments accounted for as specific hedges are designated as such at inception. High correlation is determined at inception and evaluated throughout the contract period.

        The Group has estimated the fair market value of its financial instruments and obtained information concerning derivative instruments. The methods used and the values so obtained are explained in the note related to financial instruments (see Note 25).

l)      Litigation, environmental and product risks

        The Group recognizes losses and accrued liabilities relating to litigation, environmental and product liability matters if available information indicates that the event of a loss is "probable" and "reasonably estimable."

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis using all available information. With respect to product liabilities, the Group estimates losses on the basis of current facts, circumstances, prior experience with similar matters, the number of claims, the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

        If the event of a loss is determined to be "reasonably possible," the Group provides appropriate disclosure in the notes to its consolidated financial statements if such contingency is material (see Note 25).

m)  Statement of cash flows

        "Cash and cash equivalents" includes the following items: cash on hand, cash in banks (cash), and short-term investments (short-term deposits) with original maturities of less than three months. These items have a market value similar to their book value due to their very short-term maturities.

n)    Stock subscription or purchase options

        For subscription stock options, the difference between the exercise price paid by the beneficiary upon exercise of the subscription option and the par value of the underlying share is recorded in additional paid-in-capital. Subscription stock options issued after June 30, 2001 have an exercise price that equals the average of the Group's stock market price over the 20-day period prior to the issuance of the plan.

        For purchase stock options, the difference between the exercise price paid by the beneficiary upon exercise of the purchase stock option and the purchase price of the existing share attributed to the beneficiary is recorded, as an expense, through the income statement. This cost is estimated at each balance sheet date on the basis of the Group's stock market price at that date and is amortized over the vesting period of the underlying options. When the Group hedges such purchase stock options through the repurchase of its own shares on the market or through derivative instruments (forward contracts), the expense recorded in the income statement corresponds to the difference between the exercise price of the option and the acquisition cost (actual or forward) of these hedging shares.

        If the Group had followed the fair value method for the stock option and stock purchase plans, net income and earnings per share would have been reduced to the following in 2002, 2001 and 2000:

	2002	2001	2000
Net income as reported (in € million)	2,091	1,505	(147)
Earnings per share basic as reported (in €)	2.64	1.91	(0.19)
Earnings per share diluted as reported (in €)	2.61	1.89	(0.19)
Compensation cost net of tax included in net income (in € million)	–	–	18
Compensation cost net of tax pro forma using fair value method (in € million)	270	204	99
Pro forma net income (in € million)	1,821	1,301	(246)
Pro forma basic earnings per share (in €)	2.29	1.65	(0.32)
Pro forma diluted earnings per share (in €)	2.28	1.63	(0.32)

        The Group uses the Black-Scholes pricing model to estimate the fair value of stock options. The following assumptions have been used for the stock options granted in 2002: 5 years expected life of options; 38.5% stock price volatility; 1.54% dividend yield; and 3.75% risk free interest rate.

        The impact of applying fair value method in this pro forma disclosure is not indicative of the impact on the Group's performance in future years because this method does not apply to awards granted before 1995, additional awards may be made in future years, and actual results may differ from the assumptions used.

o)    Earnings per share

        Earnings per common share are computed by dividing net income/(loss) by:

    •
    basic EPS calculation: the average number of ordinary shares outstanding during the period (calculation of the basic earnings (loss) per share see Note 28); and

    •
    diluted EPS calculation: the average number of ordinary shares outstanding during the period, increased by the number of common shares that would have been outstanding if the dilutive potential common shares had been issued (see Note 28).

p)    Transfers of financial assets

        Certain subsidiaries of the Group sell trade receivables as part of securitization programs in Europe and Japan. Receivables sold as part of the programs are defined as eligible receivables.

        Those assets are transferred by the Aventis subsidiaries to a bank on a monthly basis within the framework of these securitization programs, and are settled against a cash payment, which represents the difference between the gross amount sold and the collateral (defined as deferred purchase price) retained by the bank. The deferred purchase price varies up to 22.5% and its percentage is calculated by the bank based on historical performance of the receivables.

        The Group accounts for transfers of financial assets as sales when the transferred assets have been isolated from the Group and are beyond the reach of its creditors; when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and when the Group no longer maintains effective control over the transferred assets.

q)    Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

r)    Revenue recognition

        The Group recognizes revenues when all of the following criteria are met:

    •
    persuasive evidence of an arrangement exists that is in accordance with the Group's customary business practices and processes for documenting sales transactions;

    •
    delivery has occurred or services have been rendered and the customer has taken title and assumed the risks and rewards of ownership of the products purchased;

    •
    the seller's price to the buyer is fixed or determinable;

    •
    collectibility is reasonably assured.

        In the course of its business, the Group enters into certain transactions generating revenues other than through ordinary sales of products. These revenues are reported under "other operating income and expenses — net" (see Note 20). These transactions include license arrangements, co-promotion or co-marketing agreements and divestments of products and other rights.

        For such transactions, revenues are recognized as the related products and/or services are delivered and/or performed over the term of the arrangements. License fees are accordingly recognized over the license term of the related arrangements. Up-front fees are deferred when continuing performance obligations exist. Other payments specifically related to the achievement of milestones are evaluated based on the specific facts of the arrangements between the parties and recognized as revenues when related products and/or services are delivered and/or performed.

        In the course of its ordinary business, Aventis sometimes enters into multi-element arrangements. These are primarily a combination of a licensing or product divestment agreements and supply agreements. At the inception of such agreements and as each item in the arrangement is delivered, an analysis is performed to determine whether there are separate units of accounting. The separate units of such arrangement are accounted for and revenue is recognized separately if they constitute separate earnings processes and if their relative fair values can be reliably determined.

2.  INTANGIBLE ASSETS

        Intangible assets are detailed as follows:

	December 31, 2002	December 31, 2001
	(in € million)
Goodwill	14,207	16,900
Patents and trademarks	2,122	2,525
Software	628	618

Total gross value	16,957	20,043

Accumulated amortization of goodwill	(4,577)	(4,517)
Accumulated amortization of patents and trademarks	(858)	(942)
Accumulated amortization of software	(378)	(320)

Net book value	11,144	14,264

        As of December 31, 2002, the decrease in the gross value of the patents and trademarks is related to the divestment of Aventis CropScience, the sale of certain product rights and the impairment of certain Aventis Behring's intangible assets.

        The patents and trademarks include € 56 million (€ 67 million as of December 31, 2001) of Taxotere distribution rights in Japan. The consideration due to Chugai is payable over 10 years starting in 2002 and the corresponding liability which amounts to € 50 million (€ 63 million as of December 31, 2001) is described in Note 16.

        Net goodwill relates to the following:

	December 31, 2002	December 31, 2001
	(in € million)
Prescription Drugs	8,954	10,556
Human Vaccines	676	740
Aventis CropScience	—	565
Aventis Behring	—	515
Other	—	7

Total	9,630	12,383

        In 2002, the decrease of goodwill can be summarized as following:

    •
    currency translation for € 1,303 million since most of the goodwill is reported in USD;

    •
    divestment of Aventis CropScience;

    •
    impairment of total Aventis Behring's goodwill.

        Amortization charges relating to intangible assets are as follows:

	2002	2001	2000
	(in € million)
Goodwill	1,021	650	752
Patents and trademarks	150	186	239
Software	133	119	97

Total	1,304	955	1,088

        The Group announced in 2002 that Aventis Behring was no longer part of its core business and that negotiations were in process to divest this business. In addition, Aventis Behring suffered significant adverse changes in its business climate in 2002.

        The Group accordingly performed an impairment test on Aventis Behring's long-lived assets and goodwill. The long-lived assets impairment test has been performed on a "held and used" model. Undiscounted and discounted cash flows have been evaluated assuming several alternative scenarios. As of December 31, 2002, the carrying value of Aventis Behring's long-lived assets exceeded their undiscounted future cash flows and triggered the recognition of an impairment charge of € 727 million, based on the fair value as calculated based on discounted cash flows.

    •
    Intangible assets (including goodwill) for € 487 million;

    •
    Property plant and equipment for € 240 million.

        In 2000, a charge of € 91 million was recorded to reflect the impairment of the goodwill for Proagro, a subsidiary of Aventis CropScience, as a result of the decision no longer to consider field seeds as a core business.

3.  PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are detailed as follows:

	On December 31, 2002
	France	Germany	United States and Canada	Other countries	Total
	(in € million)
Land	51	101	99	53	304
Buildings	958	201	825	511	2,495
Equipment	2,179	1,471	828	1,020	5,498
Buildings and equipment in progress	230	278	457	116	1,081

Total gross value	3,418	2,051	2,209	1,700	9,378

Less: Accumulated depreciation (Note 1c)	(2,042)	(1,025)	(1,049)	(807)	(4,923)

Net book value	1,376	1,026	1,160	893	4,455

	On December 31, 2001
	France	Germany	United States and Canada	Other countries	Total
	(in € million)
Land	68	105	156	94	423
Buildings	1,057	354	859	827	3,097
Equipment	2,614	1,848	1,439	1,604	7,505
Buildings and equipment in progress	322	215	635	133	1,305

Total gross value	4,061	2,522	3,089	2,658	12,330

Less: Accumulated depreciation (Note 1c)	(2,540)	(1,507)	(1,186)	(1,357)	(6,590)

Net book value	1,521	1,015	1,903	1,301	5,740

        As of December 31, 2002, the net book value of property plant and equipment decreased principally as a result of the following:

    •
    disposal of Aventis CropScience and Aventis Animal Nutrition for an amount of € 985 million on the net book value of property and equipment;

    •
    acquisitions of property, plant and equipment for € 1,000 million offset by disposals for € 104 million and a depreciation charge of € 713 million including impairment of certain Aventis Behring's assets for € 240 million (see Note 2);

    •
    negative impact of the translation effects for an amount € 378 million mainly related to the evolution of the USD/EUR exchange rate.

        In 2002, acquisitions are mainly related to Prescription Drugs (€ 698 million), including the Drug Innovations & Approval (DI&A) expansion project and various investments in the United States of America (€ 188 million), investments in Germany mainly related to Lantus and Ramipril (€ 144 million), investments in France (€ 119 million), and the extension and renovation of Human Vaccines' manufacturing sites in France and in the U.S. (€ 102 million).

        In 2001, acquisitions were mainly related to Prescription Drugs (€ 1,161 million), including the Drug Innovations & Approval (DI&A) expansion project, building of new facilities and various investments in the United States of America (€ 419 million), investments in Germany mainly related to Lantus and Ramipril (€ 192 million), and the renovation of Human Vaccines' manufacturing sites in France and in the United States of America (€ 133 million).

        Included in the foregoing tables are the following amounts related to assets subject to capital leases:

	December 31, 2002	December 31, 2001
	(in € million)
Land	–	4
Buildings	27	39
Equipment	15	82

Total gross value	42	125

Less: Accumulated depreciation (Note 1c)	(34)	(74)

Net book value	8	51

4.  INVESTMENTS IN EQUITY METHOD INVESTEES

        Financial information for equity method investees (see Note 1a), including joint ventures described below, is as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in € million)
Net sales	13,598	16,193	15,914
Total assets	14,582	18,409	19,046
Net income	306	264	581
Long-term debt	3,210	4,501	6,618
Dividends distributed to consolidated subsidiaries	139	140	450

        Major changes in 2002 result from Dade Behring which, on August 1, 2002, filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. On September 18, 2002, the bankruptcy judge approved the reorganization and set October 3 as the effective date. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring.

        As a result of the disposal of the Messer group (see Note 1a), the investments of the Messer group, which were accounted under the equity method, have been deconsolidated as of April 1, 2001.

        Equity in earnings (losses) of affiliated companies before tax, as included in the statements of operations, consists of:

	2002	2001	2000
	(in € million)
Prescription Drugs	26	6	(23)
Human Vaccines	25	39	64
Corporate and Animal Health activities	157	169	122
Other activities	(157)	(129)	81

Total	51	85	244

        As of December 31, 2001, the investment in Dade Behring was included in "Other activities". It had been previously reported in the Prescription Drugs segment. In 2001, Dade Behring defaulted on the financial conditions under its credit agreement. As a result, discussions took place between creditors, the company and the equity holders to evaluate the need to restructure the capital structure of Dade Behring. Due to the uncertain outcome of those discussions, Aventis had decided to write down the entire book value of this investment.

        The participation in Merial is presented in "Corporate and Animal Health Activities". Retroactive adjustments have been made on historical figures to provide comparable information.

        The following major fluctuations resulted in "Other activities":

    •
    In 2002, the European antitrust authorities required in 1999 that Aventis dispose of its investment in Rhodia by April 2004. This divestment was initially programmed through the issuance, in 1999, of bonds maturing in November 2003, and exchangeable, at the option of their holders, in Rhodia's shares. In November 2002, the Group repurchased 98.6% of these bonds through a cash tender offer and confirmed its intention to dispose of its stake in Rhodia in the near future. Considering the prolonged decline in the market value of Rhodia in 2002, the Group recorded a € 251 million impairment as of December 31, 2002 to reduce the carrying value of its investment to its market value. This is recorded in the line Equity in earnings of affiliated companies in the income statement.

    •
    In 2001 from the losses of Rhodia and Dade Behring together with the decrease in earnings of Wacker. Following a process initiated in 2000, negotiations are underway to divest the Aventis ownership in Wacker.

        The Aventis Consolidated Financial Statements include certain commercial transactions between the Group and unconsolidated affiliates (companies accounted for under the equity method and other affiliated companies). The most significant of these transactions are purchases and sales between the Group and its equity investees:

	2002	2001	2000
	(in € million)
Sales	203	316	235
Purchases	120	120	93

        Equity method investees on December 31, 2002 include the following joint ventures:

Name	% ownership	Partner	Business
Merial	50	Merck	Veterinary pharmaceuticals
Aventis Pasteur-MSD	50	Merck	Vaccines
Diabel	50	Pfizer	Pharmaceuticals
Chiron Behring	50	Chiron Corp. USA	Vaccines
MCM vaccine company	50	Merck	Vaccines

        The investment held by the Group in Teva Marion was sold during the first half of 2001.

        As of December 31, 2001, the Group owned 49% of Wacker and no longer reported this investment as a joint venture since the holding had fallen below 50%. The 2000 financial information includes Wacker.

        Individual financial information for these joint ventures is not listed for reasons of confidentiality. However, aggregate financial information for the joint ventures is as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in € million)
Total sales	2,416	2,425	5,390
Operating income	422	208	729
Income before tax	183	188	367
Total current assets	1,251	1,241	2,494
Total assets	1,946	1,993	5,398
Total equity	802	778	1,258
Long-term debt	145	169	995

5.  OTHER INVESTMENTS

        Other investments are detailed as follows:

	December 31, 2002	December 31, 2001
	(in € million)
Investments in majority-owned subsidiaries	197	285
Less: Write-downs	(75)	(101)
Net value of investments in majority-owned subsidiaries	122	184

Companies owned 20% or more	33	76
Less: Write-downs	(26)	(31)
Net value of companies owned 20% or more	7	45

Companies owned less than 20%	436	413
Less: Write-downs	(181)	(37)
Net value of companies owned less than 20%	255	376

Total net value	384	605

        As of December 31, 2002, investments in majority-owned subsidiaries principally consisted of the Group's holding company in China and its investments in Chinese joint ventures for an amount of € 81 million (€ 96 million as of December 31, 2001).

        In April 2002, Aventis and Genta Inc (a U.S. biopharmaceutical company) announced an agreement to jointly develop and commercialize an oncology compound (G3139) in phase 3 clinical trials. On June 3, 2002 and following the achievement of a clinical research milestone, Aventis purchased 6,665,498 shares at US$ 10.79 per share for a total amount of US$ 72 million, representing approximately 10% of the outstanding voting shares. The stock purchase is subject to a minimum two-year holding period.

        Other investments are valued at the lower of cost and net realizable value (see Note 1d), accordingly the Group recorded for Genta an allowance amounting to € 11 million on December 31, 2002. For other investments that do not have a readily determinable fair value, the Group estimated their market value on December 31, 2002 and December 31, 2001 using total assets, stockholders' equity, net income and other relevant factors related to the companies involved.

        The investment in Millennium Pharmaceuticals ("Millennium") shares amounted to € 242 million (US$ 253 million) as of December 31, 2002, € 283 million (US$ 250 million) as of December 31, 2001. The Group considers this investment as a strategic investment designed to establish long-term relationships with Millennium and is using the value-in-use approach when valuing this investment (see Note 1d). As of December 31, 2002, due to the decline of the share price during 2002, the carrying value of this investment exceeds its value-in-use by approximately € 137 million. A write-down has been recorded accordingly in the statement of operations for the year ended December 31, 2002.

6.  DEFERRED CHARGES AND OTHER ASSETS

        On December 31, 2002, deferred charges and other assets consist of:

	December 31, 2002	December 31, 2001
	(in € million)
Long-term receivables	442	353
Long-term deferred tax assets (Note 24)	1,500	2,008
Pension minimum liability adjustment (Note 14)	807	455
Prepaid pension cost (Note 14)	256	248
Others	417	513

Net value	3,422	3,577

        As of December 31, 2002, "Others" mainly relates to capitalized milestone payments of € 147 million (€ 204 million as of December 31, 2001). Capitalized milestone payments are payments made for approved products within the frame of collaboration agreements with other pharmaceuticals or research companies resulting in the acquisition of an intangible asset.

        Long-term receivables include the amount of € 254 million corresponding to the deferred payment (plus interest) of a portion of the proceeds received in connection with the sale of Messer (see Note 1a).

        The increase in long-term receivables as of December 31, 2002 is mainly due to the recording of € 119 million long-term receivable linked to the disposal of certain product rights of Intal/Tilade (see Note 20).

7.  INVENTORIES

        On December 31, 2002, after elimination of intercompany profits, inventories consist of:

	December 31, 2002	December 31, 2001
	(in € million)
Raw materials and spare parts	574	1,194
Work in progress	1,736	1,657
Finished products	593	1,503
Less: valuation allowances	(173)	(295)

Net inventories	2,730	4,059

	December 31, 2002	December 31, 2001
	(in € million)
Prescription Drugs	1,413	1,791
Human Vaccines	503	396
Other activities	814	1,872

Net inventories	2,730	4,059

        The decrease in the inventories is mainly due to the divestment of Aventis CropScience and Aventis Animal Nutrition activities for € 1,145 million and € 77 million, respectively.

8.  NET TRADE ACCOUNTS AND NOTES RECEIVABLE

	December 31, 2002	December 31, 2001
	(in € million)
Accounts and notes receivable	2,680	3,861
Less: allowance for doubtful accounts	(136)	(339)

Net receivables	2,544	3,522

        Certain Group subsidiaries regularly sell trade receivables, such sales being part of securitization programs implemented in Europe and Japan. The cumulative receivables sold under these programs amounted to € 2,752 million for 2002 (€ 5,075 million during 2001).

        The actual proceeds from the sale of receivables under the various programs as of December 31, 2002 amounted to € 455 million (€ 1,398 million as of December 31, 2001). The receivables sold are transferred by the Aventis subsidiaries to a bank on a monthly basis within the framework of these securitization programs and are settled against a cash payment. The difference between the gross amount sold and the amount paid by the bank is generally referred to as Deferred Purchase Price (DPP) and is recorded under Accounts and Notes Receivable, which amounted to € 33 million as of December 31, 2002 (€ 142 million as of December 31, 2001). This equates to approx 7% of the gross amounts sold. The Average DPP for the year was 14%. This percentage is calculated by the bank based on historical performance of the receivables (see Note 25).

        The program has decreased significantly during the year as a result of the divestment of Aventis CropScience and the reduction in the transfers made by the Prescription Drugs Segment. The U.S. program was stopped when Aventis CropScience was divested.

9.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2002	December 31, 2001
	(in € million)
VAT and other taxes	583	743
Prepaid expenses and interest	257	331
Short-term loans and current portion of long-term loans	59	70
Receivables from insurance carriers	51	228
Market value of financial instruments (Note 25f)	488	194
Deferred income taxes	896	1,080
Other receivables	687	972
Other	52	71

Total	3,073	3,689

        As of December 31, 2002, the favorable evolution of the euro against other currencies contributed to the significant increase in the market value of financial instruments. Proceeds received from the insurance companies on AIDS litigation and Fen Phen in 2002 are the main reasons of the decrease in receivables from insurance carriers.

        As of December 31, 2001, unrealized gains on financial instruments are mainly related to the evolution of the US$/€ exchange rate and a decrease in interest rates over the period.

        The significant items in "Other receivables" consist of receivables on sales of product rights and royalties for € 142 million (€ 165 million as of December 31, 2001) and receivables from suppliers and other business activities for € 71 million (€ 82 million as of December 31, 2001). The decrease in other receivables is mainly due to the divestment of Aventis CropScience.

10. STOCKHOLDERS' EQUITY

a)    Ordinary shares

        As of December 31, 2002, Capital stock was divided into 799,474,490 ordinary shares (795,621,603 as of December 31, 2001; 785,879,483 as of December 31, 2000).

        In 2002, Aventis issued 1,511,814 ordinary shares (886,514 in 2001, 1,117,812 in 2000); resulting in a capital increase of € 6 million (€ 3 million in 2001, € 4 million in 2000) and additional paid-in capital of € 46 million (€ 17 million in 2001, € 24 million in 2000), following the exercise of stock options.

        In 2001, Aventis issued 8,855,606 ordinary shares resulting in a capital increase of € 34 million and additional paid-in capital of € 375 million following the exercise of 26,566,818 warrants. In the fourth quarter of 1997, Aventis issued 26,615,970 ordinary shares and warrants to purchase ordinary shares. Three of these warrants entitled the holder to purchase one ordinary share (subject to adjustment upon the occurrence of certain events) at an exercise price of € 46.19 per ordinary share. During 2000, the exercise of 7,197 warrants resulted in the issuance of 2,399 ordinary shares. The warrants have expired on November 5, 2001. As a consequence, the 37,170 warrants unexercised at that date have been cancelled.

        On December 31, 2002, the Group held 7,194,675 of its own shares (1,901,626 as of December 31, 2001; 211,043 as of December 31, 2000), of which 6,900,876 shares were recorded as a reduction of Stockholders' equity (1,801,787 as of December 31, 2001) and 293,799 shares were recorded as marketable securities (99,839 as of December 31, 2001).

        In 2002 and 2000, Aventis launched share issues reserved exclusively for Group employees. A total of 2,341,073 new ordinary shares were created in 2002 and 95,385 warrants have been issued (4,943,556 in 2000) resulting in a capital increase of € 9 million (€ 19 million in 2000) and additional paid-in capital of € 138 million (€ 320 million in 2000). In 2001, no capital increase reserved for Group employees took place (see Note 31).

        As of December 31, 2002, the number of existing voting rights totaled 792,279,815 (793,719,977 existing voting rights as of December 31, 2001).

b)    Capital equity notes 1986

        In December 1986, Aventis issued US$ 300 million (€ 304 million) of Capital equity notes.

        Holders of these securities are entitled to periodic payments in the form of interest at a rate slightly higher than and indexed to LIBOR. However, should Aventis at any time determine that the payment of interest in cash on these securities would imperil its financial condition, it may satisfy the interest payment obligation by the issuance of interest notes in the amount of the interest due. Such interest notes will have no fixed due date or maturity and will be issued on terms similar to securities but at an interest rate higher than the rate on the securities.

        The securities have no planned date of redemption, and the holders do not have the right to redemption except in the case of reorganization or liquidation of the company. In such circumstances, the exercise by the holders of the securities and interest notes of their redemption rights is subordinated to the complete payment of all obligations of the company, including remuneration on participating shares, but excluding, however, the claims of the holders of securities for which it is specified that redemption rights rank pari passu with, or junior to, claims in respect of the Capital equity notes 1986.

        In 2002, 2000, 1993 and 1992, the Group repurchased certain of the Capital equity notes 1986. After these transactions, the amount of such securities outstanding was U.S. $ 161 million (€ 164 million) as of December 31, 2002 and US$ 194 million (€ 197 million) as of December 31, 2001 and 2000.

        The payments on the Capital equity notes 1986 for each six-month period (annual rate applied for a six-month period) were as follows:

2002		2001		2000
December	June	December	June	December	June
2.970%	2.980%	4.615%	7.20188%	7.78625%	7.01375%

c)    Capital equity notes 1993

        In June 1993, Aventis issued US$ 370 million (€ 319 million) of Capital equity notes which were titled "Auction Rate Coupon — Titres Subordonnés à Durée Indéterminée". In 1998, Aventis repurchased US$ 15 million of these securities (€ 13 million). As of December 31, 2002, US$ 355 million of these securities remain outstanding (€ 306 million).

        Holders of these securities are entitled to semi-annual payments in the form of interest at a rate equal to LIBOR plus a margin. For the first 10 years, the margin was fixed a 1.15%. In 1998, Aventis renegotiated the remuneration on these securities. For the interest periods between December 1997 and December 2000, the margin was fixed at 0.65% per year. For periods subsequent to December 2000, the margin will be set by auction with ceilings established by three-year periods. For the interest periods between December 2000 and December 2003, the margin has been fixed at 0.90% per annum.

        Aventis may at its option suspend the payment of interest if there is an absence of unconsolidated distributable profits and consolidated net income available for distribution to common shareholders. Such suspended interest payments would be deferred and interest would accrue thereon at the rate described above plus (for the first 10 years only) 4%.

        These securities do not have a planned date of redemption, and the holders thereof do not have the right to redemption except in the case of the liquidation of Aventis, the merger of Aventis into another company and the company surviving such merger having a stockholders' equity less than that of Aventis before the date of such merger or not being a corporation established in a member state of the European Union or in the United States of America.

        In the case of liquidation of Aventis, the claims of the holders of these securities for principal and interest will be subordinated in right of payment to the complete payment of the claims of all other creditors of Aventis, including claims in respect of interest due on the participating shares (other than the participating shares Series "A") issued by Aventis, but excluding claims of the holders of any other Undated Subordinated Indebtedness, claims in respect of principal on the participating shares issued by Aventis and claims against Aventis which are otherwise subordinated in right of payment so as to rank pari passu with, or junior to, claims in respect of the Capital equity notes 1993.

d)    Preference shares, Series "A" 1993

        On July 7, 1993, Rhône-Poulenc Overseas Limited, a wholly owned subsidiary of Aventis, issued preference shares, Series "A", for a total amount of U.S. $ 402.5 million (€ 352 million). Payments on these shares are guaranteed by Aventis.

        Holders of these shares are entitled to a cumulative preferential dividend at a rate per annum equal to 8 1/8%, payable quarterly. The Group can decide to suspend dividends in the absence of distributable profits of Aventis. These dividends are hedged for foreign currency risks.

        These shares do not have a planned date of redemption, and the holders thereof do not have the right to redemption except in the case of liquidation of the issuer or of Aventis. In a liquidation of the issuer, holders of these shares will be entitled to receive a liquidation preference of U.S. $ 25 per share plus accumulated unpaid dividends. However, if at the time of such liquidation of the issuer, Aventis is also in liquidation, the liquidation preference of the holders shall rank junior to all liabilities of Aventis (including any interest on any participating shares), excluding any indebtedness or preferred stock for which it is specified that their ranking is pari passu with or inferior to preference shares, Series "A" 1993.

e)    Participating shares Series "A"

        In November 1989, Aventis issued in an international offering 4,025,000 Participating shares Series A (PSSA), at a price per share of € 70.89, to which were attached 16,100,000 warrants which gave the right, until December 31, 1992, to purchase additional PSSAs at € 81.56 (four warrants for one new PSSA) and which were separately transferable after issuance. Net proceeds to the Group were € 261 million.

        During 1992, a total of 2,819,724 warrants were exercised, resulting in the issuance of 704,931 PSSAs, including 535,900 to the Group. As a result of these transactions, the par value of the PSSAs increased by € 50 million of which € 38 million in treasury stock was held by the Group, and retained earnings and other additional paid-in capital was charged with € 2 million.

        Following the public offering launched during the 1993 privatization operations, 4,659,714 participating shares Series "A" were exchanged for new ordinary shares. As of December 31, 2002, following additional repurchases, 3,546 participating shares Series "A" remained outstanding (3,621 as of December 31, 2001 and 4,775 as of December 31, 2000).

        The PSSAs are non-voting, non-redeemable, freely transferable securities of the Company. Holders of PSSAs are entitled to receive an annual payment on August 15 of each year. The annual payment represents the sum of a fixed (€ 1.10 per PSSA) and a variable portion equal to 600% of the greater of the dividend per ordinary share as decided by the Annual Meeting of Shareholders or the amount calculated pursuant to a formula which takes into account the changes in consolidated sales and consolidated net income.

        The total amount of the annual payment is cashed-out if net annual income available for distribution to common shareholders of Aventis after the annual payment exceeds € 200,000. The fixed portion of the annual payment is cumulative whereas the variable portion is not.

f)    Participating shares 1983

        Following French legislation dated January 3, 1983, Aventis issued participating shares for a total amount of € 94 million. A total of 620,000 shares were issued at € 152.45 per share and are not mandatorily redeemable except in the case of the liquidation of Aventis or if the life of the company is not extended after July 17, 2030; in such a case, participating shares would be redeemed at par value. However, Aventis has an option, which it may exercise between the twelfth and twentieth years following the issue, to redeem these shares at prices progressing from € 457.35 (October 1, 1995) to € 762.25 (October 1, 2003). In

1988, 1987 and 1986, certain holders of warrants or debentures exercised their rights for 161,308, 82,891 and 129,684 participating shares, respectively. As a result, the total par value of participating shares as of December 31, 1997, was € 152 million.

        In 1998, Aventis made a public offer for each of these securities in exchange for 11 ordinary shares "A". In connection with this exchange offer, 847,205 of these securities were repurchased. In addition, Aventis repurchased 26,150 of these securities for € 11 million in 1998, 5,000 of these securities for € 2 million in 2001 and 7,034 of these securities for € 3 million in 2002. As of December 31, 2002, 146,678 of these securities remain issued and recorded in the financial statements for an amount of € 22 million in the accounts.

        Annual payments are due in October. Payments are calculated at a minimum rate of 10%, consisting of a fixed 7% component and a variable 3% component indexed on the evolution of consolidated sales, adjusted, as necessary, based on the criteria stated in the bulletin approved by the Commission des Opérations de Bourse on June 7, 1983. The rate of interest paid on October 1, 2002, 2001 and 2000, amounted to 14.1%, 13.3% and 12.5%, respectively.

g)    Additional paid-in capital

        Additional paid-in capital represents the difference between the par value of securities issued and the amounts received (either in cash or in assets) by Aventis at the time of their issuance.

h)    Retained earnings and other additional paid-in capital

        Consolidated retained earnings and other additional paid-in capital consists of the following:

	December 31, 2002	December 31, 2001
	(in € million)
Aventis distributable retained earnings	2,380	1,719
Other retained earnings	(717)	(922)
Other additional paid-in capital	859	459
Effect of the business combination	(15,274)	(14,789)

Total	(12,752)	(13,533)

        Consolidated retained earnings include the current year's net income (loss) after preferred remuneration and before dividends paid. The reserves arising from revaluations of assets are not reflected in the above amounts.

        In 2001, certain assets originating from Hoechst and identified in the business combination as non-strategic were divested (primarily the Messer group). In accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215), the unrealized gain related to these assets as of the date of acquisition has been calculated and recorded in stockholders' equity, and the increase in the gain on the disposal of these assets since the acquisition date has been recorded in the income statement. This accounting treatment resulted in an increase of € 60 million in Aventis retained earnings in 2001, primarily related to Messer (decrease of € 92 million in 2000).

Reduction (increase) in retained earnings and
other additional paid-in capital due to the formation of Aventis on December 15, 1999

(in € million)
– Par value of Aventis shares issued in connection with the exchange offer	1,550
– Additional paid-in-capital resulting from the issuance	16,843
– Direct costs of acquisition (net of tax)	80
Exchange value of Hoechst's shares	18,473

– Less Hoechst's consolidated net equity as of December 15, 1999 (96.75%)	(3,109)

Excess of Hoechst's exchange value over net book value	15,364
– Reconstitution of Hoechst's translation reserve(1)	(122)
– Impact on retained earnings and other additional paid-in-capital recorded in 2000	92
– Impact on retained earnings and other additional paid-in capital recorded in 2001	(60)
– Impact of French acquisition method on retained earnings and other additional paid-in capital as of December 31, 2002	15,274

(1)
including a reclassification of € 485 million to "retained earnings and other additional paid-in-capital" recorded in 2002

11. AMORTIZABLE PREFERRED SECURITIES

        In July 1988, Rhône-Poulenc Equity Finance BV (100% owned by Aventis) issued at par through a private placement, securities with a total par value of US$ 1,200 million in exchange for cash proceeds of US$ 891 million (excluding issuance costs of US$ 18 million). These securities, unconditionally guaranteed by Aventis, have no stated due date or maturity, and the Group has no obligation to redeem these securities except in the limited circumstances described below.

        For the first 15 years, periodic payments are made in the form of interest at a rate slightly higher than LIBOR, computed based on the par value of the securities. Thereafter, the holders have the right to periodic payments made at a nominal rate in perpetuity.

        However, should the Group at any time determine that the payment of interest in cash on the securities would imperil its financial condition, it may satisfy the interest payment obligation by the issuance of payment securities in the amount of the interest due. Such payment securities would also have no stated due date or maturity and would be issued on terms similar to the principal securities but with a higher interest rate.

        In the case of reorganization or liquidation of the company, these securities will be subordinated in right of payment to the complete payment of the claims of creditors of the company, excluding, however, claims of holders of any perpetually subordinated indebtedness and claims which are subordinated in right of payment so as to rank pari passu with, or junior to, claims in respect of the securities.

        If a dividend is paid to any shareholder of the Group (excluding participating shareholders), when any securities issued in lieu of interest are outstanding, such interest securities shall be paid within 60 days, and upon default of such payment, all securities shall become due and redeemable.

        Upon issuance of these securities, an independent trust was established. This trust, which is legally protected from intrusion by the Group, has invested in zero-coupon notes. At the end of 15 years, the holders of the securities have the option to exchange their securities for the assets in the trust. The Group will have the right, but not the obligation, to purchase these securities from the trust at their then nominal fair market value.

        The Group has determined that these securities are in substance equivalent to equity instruments. However, in accordance with the U.S. Securities and Exchange Commission ("SEC") rules requiring presentation of temporary equity apart from stockholders' equity, the Group has classified the proceeds of the issue outside stockholders' equity in the line "Amortizable preferred securities".

        The payments made in January 2002 for the last six months period were 4.98% p.a., and 3.18% p.a. in July (8.20% and 6.69% respectively in 2001). As stated in Note 1k, the semi-annual payments indexed as

LIBOR were partly hedged for interest rate changes and the preferred remuneration has been hedged for exchange rate changes. The principal amount has not been specifically hedged, but is managed within the global exchange rate exposure of the Group. As a result, the exchange rate gains or losses from translation of the principal at each year-end (€ 22 million gain in 2002, € 13 million loss in 2001; € 23 million loss in 2000) are offset by exchange gains or losses on foreign rates hedging instruments.

        The amortization of the carrying value will be US$ 94 million in 2003 (€ 89 million, translated at year-end rate). At the end of 2003, the Amortizable Preferred Securities will be fully amortized.

        After currency and interest rate hedges, the market value of the amortizable preferred securities amounted to € 97 million as of December 31, 2002 (€ 223 million as of December 31, 2001).

12. MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES

        Minority interests in net assets of consolidated subsidiaries includes the following:

	December 31, 2002	December 31, 2001
	(in € million)
Minority interests of ordinary shareholders:
– Hoechst AG	36	48
– Aventis CropScience	–	462
– Hoechst Marion Roussel	46	53
– InfraServ Marburg	12	12
– Subsidiaries of Rhône-Poulenc Rorer Inc.	10	13
– Others	55	42
Minority interests of preferred shareholders:
– Aventis CropScience Inc.	–	170
– Rhône-Poulenc Rorer Inc.	–	113

Total	159	913

        Variations in 2002 compared to 2001, result primarily from the Aventis CropScience divestment.

        The minority interests of preferred shareholders related to:

    •
    The preferred shares issued by three wholly-owned consolidated U.S. subsidiaries of Aventis CropScience (€ 170 million in 2001), which have been disposed in 2002 as part of the Aventis CropScience business.

    •
    In July 1993, Rhône-Poulenc Rorer Inc. ("RPR") issued US$ 175 million of non-voting Flexible Money Market Preferred Stock. These preferred shares were issued in three series of US$ 75 million, US$ 50 million and US$ 50 million, having initial fixed dividend rates of 4.7% for two years, 5.125% for three years and 5.840% for five years, respectively. Thereafter, the holders of each of these three series of preferred shares have the right to a cumulative preferred dividend the rate, fixed in an auction by reference to the AA commercial paper rate, reflects the credit rating of RPR. Holders of these preferred shares may obtain voting rights in the event of non-payment of the preferred dividend and have preferential rights in the case of liquidation of RPR. In 1997, the Group repurchased US$ 75 million of these shares. In 2002, the remaining shares were repurchased in their entirety (€ 113 million).

13. MANDATORILY REDEEMABLE PARTNERSHIP INTEREST

        A third-party financial investor contributed on June 28, 2001, US$ 250 million (€ 238 million as of December 31, 2002 and € 284 million as of December 31, 2001) in cash to obtain a limited partner's interest in Carderm Capital L.L.P. ("Carderm"), a fully consolidated partnership that owns certain assets of Prescription Drugs. The limited partner's interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis is the general partner in Carderm and has a 63.3% ownership interest and management control.

        On or after March 10, 2007, Aventis may have, at the option of the Limited Partner, the option to purchase under certain circumstances the limited partner's entire interest. This limited partner's interest is reported in Aventis Consolidated Financial Statements as a mandatorily redeemable partnership interest as of December 31, 2002.

        The decrease in value of the mandatorily redeemable partnership interest as of December 31, 2002 compared to December 31, 2001 is due to the decrease of the U.S. dollar versus the euro.

14. PENSION PLANS, RETIREMENT INDEMNITIES AND OTHER ENGAGEMENTS

        Consolidated companies provide pension benefits and retirement indemnities, including a number of defined benefit pension plans, that cover the majority of the Group's employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Defined benefit plans covering employees in France are all unfunded.

        Actuarial evaluations of benefits have been computed, as of December 31, 2002 and 2001. The calculations were based on:

    •
    turnover assumptions for current personnel and mortality assumptions for all participants and salary progression assumptions;

    •
    a retirement age of 60 to 65 for French employees and of 60 for German employees. The retirement assumptions reflect economic and demographic factors for foreign consolidated companies;

    •
    discount rates, used in determining the actuarial present value of the projected benefit obligation; these discount rates were 5.5% as of December 31, 2002 and as of December 31, 2001 for French plans, 5.5% as of December 31, 2002, and 6% as of December 31, 2001 for German plans and ranged from 5.75% to 7.0% as of December 31, 2002, and from 6.25% to 7.00% as of December 31, 2001, for other foreign plans; and

    •
    expected long-term rates of return for plan assets; these rates ranged from 3.0% to 9.5% as of December 31, 2002 and as of December 31, 2001.

        Expected long-term rates of return for the plan assets have been determined taking into account, for each country where the Group has plan assets, the structure of the asset portfolio and the expected rates of return for each of the component. The Group mainly has plan assets in the U.S. and in the UK. In those two countries the expected long-term rates of return for plan assets were respectively 9% as of December 31, 2002 and 9.5% as of December 31, 2001 for the US plans and were 8% as of December 31, 2002 and as of December 31, 2001 for the UK plans.

        On October 1, 1988, the Group irrevocably transferred to an insurance company the vested benefits of retired and early-retired employees of most French companies. As a consequence the projected benefit obligation of the French companies include the following items:

    •
    non-vested benefits for active employees;

    •
    benefits earned after the transfer for retired and pre-retired employees for whom the above-mentioned transfer has been made; and

    •
    all benefits earned for retired and pre-retired employees non included in the above-mentioned transfer.

        For French companies, actual benefit obligations amount to € 658 million as of December 31, 2002 (€ 707 million as of December 31, 2001). Effects of projected future salary increases amount to € 81 million as of December 31, 2002 (€ 107 million as of December 31, 2001).

        For German companies, actual benefit obligations amount to € 2,329 million as of December 31, 2002, (€ 2,481 million as of December 31, 2001). Effects of projected future salary increases amount to € 26 million as of December 31, 2002 (€ 36 million as of December 31, 2001).

        For other foreign companies, actual benefit obligations amount to € 2,344 million as of December 31, 2002, (€ 3,130 million as of December 31, 2001). Effects of projected future salary increases amount to € 194 million as of December 31, 2002 (€ 278 million as of December 31, 2001).

        The minimum liability for pension plans with accumulated benefits in excess of assets has been recorded in the Group consolidated financial statements as a long-term liability with an offsetting deferred asset.

        In determining net pension cost, the Group follows the practice of amortizing gains and losses if, as of the beginning of the year, the net unrecognized gains and losses exceeds 10% of the greater of the projected benefit obligation and the market related value of plan assets.

        The following table reconciles the funded status of the Group's plans with amounts recognized in the Group's consolidated balance sheet as of December 31, 2002 and 2001:

	Pension and retirement indemnities		Other post-retirement benefits
	2002	2001	2002	2001
	(in € million)
PROJECTED BENEFIT OBLIGATION
Projected benefit obligation as of January 1	6,739	6,374	206	149

– French companies	814	663	18	22
– German companies	2,517	2,545	2	4
– Other foreign companies	3,408	3,166	186	123

Benefits earned during the year	125	144	4	4
Interest cost	348	397	9	13
Plan participant contribution	6	9	–	–
Plan amendments	3	(24)	(1)	(1)
Acquisitions and divestitures	(1,004)	(158)	(66)	20
Curtailments and settlements	(13)	(16)	(4)	8
Actuarial (gains) and losses	142	316	10	23
Benefits paid	(386)	(387)	(9)	(16)
Effect of currency translation	(329)	84	(23)	6

Projected benefit obligation as of December 31	5,631	6,739	126	206
– French companies	739	814	10	18
– German companies	2,355	2,517	–	2
– Other foreign companies	2,537	3,408	116	186

PLAN ASSETS AT FAIR VALUE
Fair value as of January 1	(2,918)	(3,250)	–	–
Actual return on plan assets	90	326	–	–
Employer contribution	(375)	(98)	–	–
Plan participant contribution	(6)	(9)	–	–
Benefits paid	131	195	–	–
Acquisitions and divestitures	692	–	–	–
Curtailments and settlements	11	13	–	–
Effect of currency translation	256	(95)	–	–

Fair value as of December 31	(2,119)	(2,918)	–	–

Projected benefit obligation in excess or (less) than plan assets	3,512	3,821	126	206

Unamortized net gain and (losses):
– Unrecognized net gains and (losses)	(1,008)	(879)	(13)	(21)
– Net transition (debit) credit	(15)	(16)	(5)	(14)
– Plan amendments	(7)	(20)	3	3
Adjustment required to recognize minimum liability	807	455	–	–

PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	3,289	3,361	111	174

Prepaid pension cost	(256)	(248)	–	–
Short-term liability	217	259	2	11
Long-term liability	3,328	3,350	109	163

        In 2002, the main changes in perimeter were the divestments of Aventis CropScience as of June 3 and Aventis Animal Nutrition as of April 2, 2002. As of December 31, 2001, Aventis CropScience's related Projected Benefit Obligation amounted to € 1,125 million and plan assets at fair value to € 727 million, and

Aventis Animal Nutrition's related Projected Benefit Obligation amounted to € 30 million and plan assets at fair value to € 3 million.

        In 2002, Aventis decided to start funding obligations in Germany (Hoechst AG) via a Contractual Trust Agreement (CTA). This trust is an entity legally independent from the Group, which will meet future obligations for the payment of retirement benefits of the employees. The Group will make cash transfers over the next years to fund the plan. The initial cash transfer occurred in December 2002 for an amount of € 170 million. Given the legal structure of the CTA, the assets held by the CTA are segregated and restricted assets to provide pension benefits and therefore qualify as plan assets.

        In 2001, the main change in perimeter was the disposal of Messer Griesheim, which has been deconsolidated as of April 1, 2001. As of December 31, 2000, Messer's related projected benefit obligation and retirement indemnities amounted to € 178 million and plan assets at fair value amounted to € 41 million.

        The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

	December 31, 2002	December 31, 2001
French companies:
– Accumulated benefit obligation	658	707
– Projected benefit obligation	739	814
– Plan assets at fair value	51	63

German companies:
– Accumulated benefit obligation	2,329	2,481
– Projected benefit obligation	2,355	2,517
– Plan assets at fair value	170	–

Other foreign companies:
– Accumulated benefit obligation	2,269	1,417
– Projected benefit obligation	2,446	1,517
– Plan assets at fair value	1,807	1,076

        Net periodic pension cost includes the following components:

	2002	2001	2000
	(in € million)
Benefits earned during the year	125	144	160
Interest cost on projected benefit obligation	348	397	389
Expected return on assets	(187)	(259)	(246)
Net amortization and other deferrals	58	26	11

Net pension expense	344	308	314

        Net periodic pension cost related to Aventis CropScience and to Animal Nutrition amounted respectively to € 25 million and € 1 million in 2002, to € 41 million and € 3 million in 2001, and to € 42 million and € 3 million in 2000.

        Net periodic pension cost related to Messer amounted to € 12 million in 2000.

        A positive or negative change of 1% in the asset return assumption would result in an increase or a decrease of the net periodic pension cost by approximately € 21 million.

        On January 2, 2003, the Group contributed US$ 125 million (€ 119 million) in cash to complement the funding of its plans in the US.

15. PROVISION FOR RESTRUCTURING

        Each year the Group, based on its strategies and the level of productivity that it desires to achieve, reviews its activities and production sites. These reviews permit it to decide upon, if necessary, restructuring measures for which a provision is recorded.

	2002	2001	2000
	(in € million)
Provision as of January 1	302	683	510
New measures	83	85	881
Changes in estimates of earlier measures	(15)	(35)	(32)

Provision charged to the income statement	68	50	849

Payments charged against the provision	(214)	(424)	(717)
Amounts extending from new consolidated companies	–	–	4
Divestitures	(27)	–	–
Effect of changes in exchange rates	(4)	(7)	37

– Short-term liability	48	203	472
– Long-term liability	77	99	211

Provision at the end of the period	125	302	683

        In 2002, new measures mainly concerned Prescription Drugs (€ 64 million) mostly due to programs in Ireland and Turkey. Divestitures relate to the disposal of Aventis CropScience.

        The payments charged against the provision 2002 related primarily to the following:

        In Prescription Drugs the expenses of € 149 million concerned France (€ 43 million in 2001), Ireland (€ 43 million in 2001), the United States of America (€ 18 million in 2001) and other countries (€ 45 million in 2001). The charge relate primarily to cash payments made to employees for restructuring measures taken in late 2000, in 2001, or during 2002.

        In Aventis CropScience, Corporate and Others, the expenses of € 65 million charged to the provision in 2002 primarily concerned Germany (€ 21 million) and France (€ 19 million).

        In 2001, new measures mainly concerned Prescription Drugs (€ 49 million) and Aventis CropScience (€ 30 million). In Prescription Drugs, the new measures of € 49 million relate primarily to France for € 38 million (personnel reduction). In Aventis CropScience, new measures concerned primarily the United States of America for € 18 million (personnel reduction and closing of the Mount-Pleasant site) and the United Kingdom for € 6 million (personnel reduction).

        The payments charged against the provision in 2001 related primarily to the following:

        Within Prescription Drugs the expenses of € 270 million charged to the provision in 2001 concerned France (€ 123 million), the U.S. (€ 62 million), Germany (€ 18 million), the United Kingdom (€ 16 million) and other countries (€ 51 million). The charges relate primarily to cash payments made to employees for the restructuring measures taken in late 2000 or during the year 2001.

        Within Aventis CropScience the expenses of € 101 million charged to the provision in 2001 concerned France (€ 38 million) to the U.S. (€ 27 million), the UK (€ 22 million), Germany (€ 7 million) and other countries (€ 7 million). The charges relate mainly to cash payments made to employees for the restructuring measures taken in late 2000 or during the year 2001.

        Within Corporate and Others, the expenses of € 53 million charged to the provision in 2001 primarily concerned Germany (€ 34 million).

        The long-term liability primarily concerns plans relating to restructuring in France and Germany.

        In 2000, new measures concerned Pharmaceuticals (€ 704 million), Agriculture (€ 130 million) and industrial activities and corporate (€ 47 million).

        In pharmaceuticals, the new measures of € 704 million were incurred in connection with the integration of Aventis Pharma's activities worldwide affecting primarily France (€ 315 million), the U.S. (€ 280 million), Germany (€ 31 million), Japan (€ 8 million) and other countries (€ 70 million). The measures involved approximately 3,500 employees and primarily related to workforce reductions in the following areas:

    •
    Salesforce and administrative staff (approximately 2,200);

    •
    Production staff (approximately 440);

    •
    Research and development (approximately 560);

    •
    Corporate functions (approximately 120);

    •
    Others (approximately 180).

        Expenses of € 575 million charged to the provision in 2000 concerned France (€ 226 million), the U.S. (€ 270 million), Germany (€ 13 million), Japan (€ 21 million) and other countries (€ 45 million). The charges relate primarily to cash payments made to employees for the restructuring measures taken in late 1999 or during the year 2000.

        In Agriculture, the new measures of € 130 million concerned principally France for € 66 million (personnel reduction and closing of the Saint-Aubin site), the United Kingdom for € 25 million (for closing various production sites and research & development facilities), the United States of America for € 16 million and Germany for € 8 million.

        Within Corporate and Others, the new measures concerned primarily the reorganization of Aventis Research & Technology.

        The long-term liability primarily concerned plans relating to restructuring in France and Germany.

        The provision for restructuring covers the following costs:

	December 31, 2002	December 31, 2001
	(in € million)
Personnel charges	115	266
Closing costs and write-down of facilities	10	36

Total	125	302

        The personnel charges include certain early retirement, unemployment and other benefits. The write-down of facilities reduces the related property, plant and equipment to their net realizable value.

16. OTHER PROVISIONS AND LONG-TERM LIABILITIES

        The other provisions and long-term liabilities are as follows:

	December 31, 2001	Addition	Use of provision	Translation effects	Transfer short-term	Change in scope	December 31, 2002
	(in € million)
Provision for taxes (Note 24b)	1,196	331	(3)	(93)	1	(34)	1,398
Provision for financial risks	174	54	(2)	–	–	–	226
Other post-retirement benefits (Note 14)	163	14	–	(18)	(11)	(39)	109
Jubilee benefits	69	38	(4)	–	(12)	(16)	75
Other provisions for personnel expenses	111	21	(15)	(1)	(2)	(19)	95
Provision for litigation	355	148	(12)	(25)	(303)	(5)	158
Environmental liabilities	72	–	(7)	(9)	3	(13)	46
Accrued liabilities	178	23	(44)	(7)	(9)	–	141
Other	364	92	(103)	(4)	(34)	(7)	308

Total	2,682	721	(190)	(157)	(367)	(133)	2,556

        As of December 31, 2002, changes result principally from:

    •
    Additions are mainly explained by new provisions for taxes (see Note 24b) for € 331 million and new provisions for litigation for € 148 million.

    •
    Translation effects are principally due to the decrease of the US$ against the euro.

    •
    Transfers to short-term result mainly from the transfer of provisions for litigation to short-term (€ 303 million) due to the status of certain legal cases, resulting notably from Messer disposal.

    •
    Changes in scope are mainly due to the divestments of Aventis CropScience and Aventis Animal Nutrition.

        As of December 31, 2002, the line "Other" mainly includes a € 50 million long-term liability related to the purchase from the Chugai company of the Taxotere distribution rights in Japan (see Note 2) and € 53 million long-term liability related to the Millennium transaction (see Note 5).

17. LONG-TERM DEBT

        The analysis of long-term debt by currency of repayment after the effect of currency hedges is:

	December 31, 2002	December 31, 2001
	(in € million)
Euro	1,738	4,414
U.S. dollar	39	157
Japanese yen	1	46
British pound	4	14
Other currencies	4	21

Total	1,786	4,652

        Long-term debt is repayable as follows:

	Debentures	Bank borrowings	Total
	(in € million)
2004	128	20	148
2005	10	298	308
2006	1,251	57	1,307
2007	–	4	4
Subsequent years	–	19	19

Total	1,389	398	1,786

        On April 18, 2001, Aventis issued a 5% public bond due in 2006 with a nominal amount of € 1,250 million.

        On October 22, 1999, Rhône-Poulenc issued notes exchangeable by the noteholders into shares representing approximately 25% of Rhodia's share capital. The offering consisted of the issuance of 3.25% exchangeable notes due in 2003, with a € 23.22 par value, in the aggregate amount of € 1,050 million represented by 45,211,662 notes.

        In November 2002, Aventis launched a cash tender offer to buy back all of the 45,211,662 exchangeable notes, 98,6% of the notes have been tendered to Aventis. As a result of this transaction, Aventis can dispose of the Rhodia shares underlying the exchangeable notes.

        On July 29, 1999, Hoechst issued bonds exchangeable by the bondholders into shares representing 11.8% of Clariant's share capital. The offering consisted of the issuance of 2.75% exchangeable bonds due in 2003, with a € 1,000 par value, in the aggregate amount of € 929 million represented by 928,684 bonds. On December 31, 2002, these bonds exchangeable of € 929 million due in 2003 are included in the current portion of long term debt.

        To limit the risk of changes in rates of interest and foreign exchange for certain long-term debt, the Group entered into interest rate and foreign currency swaps for a total principal amount of € 801 million (December 31, 2001: € 954 million).

        The decrease in long term debt from December 31, 2001 to December 31, 2002, is mainly explained by the disposal of Aventis CropScience.

        An analysis of debentures and bank borrowings by interest rate after the effect of interest rate hedges is as follows:

	December 31, 2002		December 31, 2001
Interest rate	Debentures	Bank borrowings	Debentures	Bank borrowings
	(in € million)
Up to 5%	569	38	2,120	197
5% to 8%	801	349	1,250	1,015
Greater than 8%	19	11	42	28

Total	1,389	398	3,412	1,240

        At December 31, 2002, the weighted average annual interest rate on long-term debt after hedging was 4.68% (2001: 4.3%).

        The portion of debt bearing interest at fixed rates of interest is approximately 68% of total long-term debt after hedging at December 31, 2002 (2001: 96%).

        The maturity of debt relating to capital leases (the long-term portion being included in bank borrowings, above) is as follows:

	December 31, 2002	December 31, 2001
	(in € million)
2002	–	12
2003	3	7
2004	2	9
Subsequent years	–	15

Total	5	43

        The reduction of € 38 million of debt relating to capital leases is due to the deconsolidation of Aventis CropScience.

        The analysis of average interest rates relating to this debt is as follows:

	December 31, 2002	December 31, 2001
	(in € million)
Up to 7%	5	39
Greater than 7%	–	4

Total	5	43

        The market value of the Group's long-term debt after currency and interest rate hedges (including long-term and short-term portions) has been evaluated based on market rates and terms available to the Group for issues similar or of the same maturity and is estimated to be € 3,005 million at December 31, 2002 (€ 6,005 million at December 31, 2001), compared to the recorded amount of € 2,862 million at December 31, 2002 (€ 5,904 million at December 31, 2001). These market values have been determined for each borrowing either by the Group or from conditions offered on the market for similar borrowings at the balance sheet date.

18. OTHER CURRENT LIABILITIES

	December 31, 2002	December 31, 2001
	(in € million)
Payables related to fixed asset acquisitions	244	95
Short-term provision for restructuring (Note 15)	48	203
Personnel and social charges	1,066	1,293
VAT and other taxes	570	696
Deferred income taxes (Note 24)	212	120
Short-term supplemental pension and retirement indemnities (Note 14)	217	259
Accrued expenses	766	972
Deferred income	24	61
Accrued interest payable	100	171
Market value of financial instruments (Note 25 f)	290	285
Provision for product liability	430	178
Provision for litigation	411	107
Provision for rebates & returns	355	384
Other short-term provisions and accrued liabilities	1,365	636

Total	6,098	5,460

        In 2002, changes result principally from:

    •
    The increase in payables related to fixed asset acquisitions.

    •
    The decrease in personnel and social charges, VAT and other taxes and accrued expenses due to the divestment of Aventis CropScience

    •
    The increase in provision for product liability, in relation with the divestment of Aventis CropScience and Animal Nutrition activities (see Note 25)

    •
    The increase in provision for litigation mainly due to a transfer from long-term due to the status of certain legal cases

    •
    The increase in other short-term provisions as described below.

        As of December 31, 2002, the line "other short-term provisions and accrued liabilities" mainly includes short-term payables to suppliers for € 177 million (€ 202 million as of December 31, 2001), provisions of insurance and reinsurance captives for an amount of € 199 million (€ 77 million as of December 31, 2001), environmental provisions (mainly Rhodia and InfraServ) for € 121 million (€ 0 million as of December 31, 2001), and provisions for other contingencies related notably to retained and disposed activities.

19. SHORT-TERM BORROWINGS

        Short-term borrowings relate to the following items:

	December 31, 2002	December 31, 2001
	(in € million)
Bank borrowings	382	1,157
Commercial papers	1,275	3,181
Borrowings from non consolidated companies	62	58

Total	1,719	4,396

        The decrease in short term debt from December 31, 2001 to December 31, 2002, is mainly explained by the disposal of Aventis CropScience.

20. OTHER OPERATING INCOME (EXPENSES) – NET

        Other operating expenses and income consist of:

	2002	2001	2000
	(in € million)
Royalty and licensing revenues	423	445	487
Income from service contracts	93	80	36
Co-promotion income	161	151	121
Operating foreign exchange gains (losses)	123	(76)	–
Income from divestment of products and other rights	333	293	188
Others	(372)	(61)	(308)

Total	761	832	524

        Effective January 1, 2001, the Group records and discloses in separate lines of the income statement the impact of gains and losses on foreign currency transactions, depending on the nature of the related transaction: operating, financing, investing. Until December 31, 2000, gains and losses on foreign currency transactions were reported in a single caption, a component of "Other income (expenses)-net". Operating foreign exchange gains or losses are disclosed in the operating result. Accordingly, a foreign exchange gain of € 123 million and a foreign exchange loss of € 76 million have been recorded in "Other operating income (expenses)-net" for the year ended December 31, 2002 and 2001. Comparative amounts for the year ended December 31, 2000, are not available.

        As a strategic component of the pharmaceutical business, the Company periodically enters into transactions to divest products and other rights in certain markets. Income from such transactions is recorded in the caption "Income from divestment of products and other rights".

        On December 30, 2002 the Company entered into a series of agreements with King Pharmaceuticals Inc. whereby King acquired certain rights to the products Synercid, Intal and Tilade for marketing in the United States and other specified territories. The Company will continue to supply these products to King and will continue to market in other countries outside the territories acquired by King.

        In addition, "Income from divestment of products and other rights" includes gains made on divestment of products Delursan and deflazacort in certain countries, as well as sale of marketing rights to certain products in Japan.

        During 2001, amounts included in "Income from divestment of products and other rights" are primarily related to the divestment of Cardizem.

        As a result of strategic alliances, divestments or other transactions related to products, the Company receives certain payments and records income for retained rights to products. Such revenues are recorded in the caption "Royalty and license revenues" as they are earned.

        Co-promotion income relates to arrangements whereby the Company performs promotional activities related to certain products of another company and receives a payment based on the income generated by sales of the product. In 2002, 2001 and 2000, this relates primarily to the co-promotion agreement with Procter & Gamble on the product Actonel.

        The line "Other" includes a variety of miscellaneous operating revenues and expenses. In 2002, 2001 and 2000, the amounts primarily relate to litigation. See Note 25 for further discussion on legal proceedings.

21. INTEREST EXPENSE NET

        Interest expense is analyzed as follows:

	2002	2001	2000
	(in € million)
Interest expense	(992)	(1,420)	(1,355)
Interest income	649	683	531

	(343)	(737)	(824)

Capitalized interest	34	33	19

Net interest expense	(309)	(704)	(805)

        Cash used for interest payments in 2002 amounted to € 933 million (2001: € 1,388 million; 2000: € 1,327 million).

22. GAINS (LOSSES) ON SALES OF ASSETS – NET

	2002	2001	2000
	(in € million)
Net gains on sales of:
Tangible and intangible assets	18	385	187
Gains on disposal of businesses	1,848	132	33
Other investments	51	28	139

Total	1,917	545	359

        In 2002, net gains on sales of assets primarily result from gains on disposed businesses and include the disposal of Aventis CropScience, Animal Nutrition activities and price adjustments linked to Messer disposal. The sale of Aventis CropScience to Bayer as of June 3, 2002, generated € 4.2 billion proceeds net of debt. This sale resulted in a gain for Aventis of € 2.07 billion after provisions for indemnification related to the StarLink litigation, as well as environmental, tax and product liability indemnification as stipulated in the Share Purchase Agreement between Aventis and Bayer.

        In 2001, net gains on sales of assets resulted mainly from:

    •
    the sale of non-strategic intangible assets (mainly household insecticide to Sumitomo) and product rights resulting from and realized in the frame of the reorganization of the Group activities initiated in 1999 and 2000;

    •
    the disposal of the Group's interest in Messer for € 133 million.

        In 2000, net gains on sales of assets were analyzed as follows:

    •
    sale of shares of biotechnology companies that totaled € 117 million;

    •
    sale of Cooper at a loss of € 38 million;

    •
    sale of an administrative building in Paris, France for € 78 million;

    •
    sale of 2% of Rhodia shares for € 22 million;

    •
    sale of RP India shares for € 21 million;

    •
    sale of Misung Ltd. shares for € 21 million.

23. OTHER INCOME (EXPENSES) – NET

	2002	2001	2000
	(in € million)
Net gains (losses) on foreign currency:
• Transaction	(29)	(100)	65
• Translation of financial statements	(13)	(2)	(6)
Dividends from other investments	12	39	29
Other (expenses) income – net	(767)	(616)	(528)

Total	(797)	(679)	(440)

        Effective January 1, 2001, the Group has decided to record and disclose under separate lines of the statement of operations the impact of gains and losses on foreign currency transactions, depending on the nature of the related transactions: operating, financing, investing. Until December 31, 2000, gains and losses on foreign currency transactions were reported in a single line, as part of "Other income (expenses)" – net. Effective January 1, 2001, operating foreign exchange gains and losses are therefore disclosed in the operating result (Note 20).

        As of December 31, 2002, other income (expenses) – net also includes:

    •
    Provisions for risks and environmental settlements related to the indemnification agreements with other divested businesses (Rhodia, Nutrinova and InfraServ Höchst mainly) for € 270 million, and litigations related to previously divested products for € 164 million (see Note 25);

    •
    Provisions on various investments of € 234 million (mainly Millennium for € 137 million (see Note 5));

    •
    Provision for financial risks amounting to € 69 million;

    •
    Costs on sales of receivable of € 21 million.

        In 2001, other income and expenses net (€ 616 million) included notably:

    •
    provisions related to Dade Behring for € 225 million (see Note 4);

    •
    costs on sales of receivables for € 74 million; and

    •
    provisions for financial risks amounting to € 59 million.

        In 2000, other income and expenses net (€ 528 million) included notably:

    •
    provisions related to the Messer group for € 165 million;

    •
    provisions for unconsolidated subsidiaries for € 65 million; and

    •
    costs on sales of receivables for € 62 million.

24. INCOME TAXES

a)    Net effect of income tax

        Income tax expense is as follows:

	2002		2001		2000
	Income (loss) before taxes	Income tax income (expense)	Income (loss) before taxes	Income Tax Income (expense)	Income (loss) before taxes	Income tax expense
	(in € million)
French companies	1,833	(452)	(75)	(202)	(764)	(59)
German companies	507	(181)	929	(237)	7	188
Companies in other countries	1,352	(797)	2,032	(672)	732	(189)

Total	3,692	(1,430)	2,886	(1,111)	(25)	(60)

Detail of income tax expense
– Current taxes	–	(1,207)	–	(1,039)	–	(684)
– Deferred taxes	–	(223)	–	(72)	–	624

Income tax expense	–	(1,430)	–	(1,111)	–	(60)

b)    Worldwide tax regime

        Pursuant to the approval of the French tax authorities, the Group has filed a worldwide consolidation tax return since January 1, 1993. Under the French Tax Code, the Group's French income tax expense is based on the total income of all Group subsidiaries, both French and foreign, meeting the required conditions, and takes into account the tax position of all of these. The Group has renewed this regime for the period 2001 to 2003.

        The 1998 and 1999 consolidated tax returns have been recently audited by the French Tax Administration. The company received the related tax assessments. The company's responses will be submitted to the Tax Administration in 2003. Based on information currently available, the company does not believe that it will incur material costs not covered by accrued provisions.

c)    Current income taxes

        Current income tax expense represents the amounts paid or payable to the tax authorities in respect of the financial year, calculated in accordance with the rules and rates prevailing in the countries concerned and taking into account the effects of the worldwide tax regime. Cash paid to tax administrations in 2002 excluding any amount paid by Aventis CropScience companies, amounted to € 645 million (2001: € 18 million; 2000: € 457 million).

d)    Analysis of income tax expense

        The income tax rate of the worldwide tax regime is 33.33%. The differences between this rate and the income tax rate applicable to the French companies are not taken into account in the worldwide tax consolidation regime and consequently remain a charge for the Group. Effective January 1, 1997, income taxes paid in France by the French companies of the Group were subject to a 15% supplement. This supplement was reduced to 10% as of January 1999, 6% as of January 1, 2001 and 3% as of January 1, 2002. Effective January 1, 2000, income taxes paid in France were subject to an additional 3.33% social contribution. The overall normal corporate tax rates including contributions are therefore as follows: effective January 1, 2000 – 37.76%; 2001: 36.43% and 2002: 35.43%. The future voted overall rate effective January 1, 2003 remains at 35.43%.

        All companies of the Group take into account the income tax rate expected to be in effect when the temporary differences reverse.

        Foreign subsidiaries' current and deferred income taxes derive directly from the application of the specific rules and rates of the various countries. A valuation allowance has been recorded against deferred tax assets mentioned in Note 24e.

        An analysis of the principal differences between the statutory income tax rate in France and the Group's effective income tax rate is as follows:

	2002	2001	2000
	in %	in %	in %
Statutory tax rate in France	33.33	33.33	33.33
Preferred remuneration	(0.82)	(1.35)	154.67
Change in valuation allowance related to tax assets	(1.95)	1.84	(604.00)
Differing tax rates and other permanent differences	8.16	4.68	176.00

Effective tax rate for the Group	38.72	38.5	(240.00)

– Income (loss) before taxes	3,692	2,886	(25)
– Tax income benefit (expense)	(1,430)	(1,111)	(60)

        The Group's effective tax rate corresponds to the ratio of tax expense for the year to the income (loss) before tax.

e)    Deferred tax asset

•
Analysis of deferred tax assets

          The temporary differences giving rise to deferred tax assets comprise mainly (tax effect): pension benefits and retirement indemnities which are generally not tax deductible until paid € 394 million in 2002 (€ 465 million in 2001), provisions not deductible until paid € 1,203 million in 2002 (€ 1,096 million in 2001), future depreciation of assets for tax purposes € 673 million (€ 874 million in 2001), future income tax credits € 308 million in 2002 (€ 852 million in 2001) and tax loss carry-forwards € 261 million in 2002 (€ 656 million in 2001).

          The tax loss carry forwards (2002: € 261 million; 2001: € 656 million) remain available for use as follows:

	2002	2001
	(in € million)
2002	–	16
2003	12	12
2004	7	11
2005	42	79
2006	3	194
2007	11	–
Thereafter	186	344

Total	261	656

•
Valuation allowance against deferred tax assets

          As of December 31, 2002, the Group has recorded valuation allowances of € 134 million (2001: € 506 million) against deferred tax assets related to tax losses, tax credits and deductible temporary differences of which € 20 million relates to temporary differences (2001: € 96 million).

•
Consolidated companies with net deferred tax assets

          The income tax assets for which no valuation allowance is recorded represent the amounts recorded to take into account the probable economies of future income tax payable. These economies are limited, tax-paying entity by tax-paying entity, to the ability of each entity to recover these assets in the near future. At the end of 2002 and 2001, the net deferred tax assets for which a valuation allowance was not recorded totalled € 1,760 million and € 1,909 million, respectively.

25. COMMITMENTS AND CONTINGENCIES

        These include the following:

	December 31, 2002	December 31, 2001
	(in € million)
Capital commitments for the acquisition of industrial assets	129	132
Guarantees given by Aventis and consolidated subsidiaries in respect to indebtedness of unconsolidated subsidiaries	324	139
Discount/Deferred Purchase Price on sales of receivables (Note 8)	33	142

Total	486	413

        The increase in guarantees is mainly connected with new guarantees granted in the frame of disposals of products (King) and Animal Nutrition activities (see Note 20).

a)    Legal Proceedings

        The Group recognizes losses and accrues liabilities if available information indicates that the event of loss is "probable" and "reasonably estimable." If the event of loss is not "probable" or not "reasonably estimable," but is "reasonably possible," the Group discloses this contingency in the notes to its consolidated financial statements if such contingency is material. With respect to environmental liabilities, the Group generally estimates losses on a case-by-case basis and makes the best estimate it can based on available information. With respect to other liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

(i)    Legal and Arbitration Proceedings

    Vitamin Antitrust Litigation

        Aventis, some of its subsidiaries, and other vitamin manufacturers are defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. In 1999, Aventis and five other vitamin manufacturers settled the federal class action lawsuits brought by "direct purchasers". Aventis has subsequently settled with all but two of the plaintiffs that opted-out of the class action settlement to pursue individual claims. Settlement negotiations continue with these two plaintiffs, and trial has been set for March 2003 if no settlement is reached. Aventis and the five other manufacturers also have entered into a number of settlement agreements that have resolved the majority of the class actions in state courts, which were brought by "indirect purchasers". Legal proceedings continue with respect to claims that were not resolved by these settlements. A federal district court's dismissal of a lawsuit filed on behalf of a putative class of non-U.S. "direct purchasers" was overturned in January 2003 by a three-member panel of the U.S. court of appeals. Aventis and the other defendants intend to seek a rehearing of this decision before the entire appellate court. An Aventis subsidiary and the other five settling defendants entered into a judgment – sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in Canada, Australia, New Zealand, the United Kingdom, and the Netherlands. Settlement negotiations with plaintiffs in the civil litigation in Canada, Australia, and New Zealand are underway. Investigations by antitrust authorities in Australia, Canada, the European Union, Japan, Mexico, New Zealand, Switzerland and the U.S. into vitamin sales practices in those countries have been completed, while investigations in Brazil and Korea are ongoing. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues.

    Methionine Antitrust Litigation

        The European Commission recently concluded its investigation into alleged concerted practices in the market for methionine. Aventis had been granted full immunity from prosecution because of its cooperation with the Commission's investigation. In addition, Aventis and some of its subsidiaries, together with other methionine manufacturers, were named as defendants in federal and state class action and individual lawsuits in the U.S. and Canada. Except for certain U.S. federal class action claims, which were settled in 2002 for US$ 25 million, these actions are ongoing. However, the other defendants have settled with plaintiffs in these actions and Aventis and its subsidiaries are now the sole defendants. Efforts to resolve the remaining claims of those plaintiffs who chose to opt-out of the class in the U.S. litigation through mediation have been unsuccessful to date, but mediation continues. Unless a settlement is reached, these remaining claims may proceed to trial in early 2003. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues.

    The StarLink Litigation

        As a result of reports that traces of the Cry9C protein associated with StarLink corn were discovered in products intended for human consumption, Aventis' former subsidiary Aventis CropScience has received claims and demands for indemnification and reimbursement of expenses and lost profits from growers, grain handlers, processors and food companies. In addition, a number of lawsuits – including several putative class actions – have been filed in the U.S. against Aventis CropScience, its affiliates, and other defendants, asserting claims for compensatory and punitive damages. Aventis CropScience agreed to indemnify and assume the defense of certain unrelated defendants for certain claims arising out of their sale and distribution of certain food products. On July 11, 2002, a U.S. federal district court granted in part, and denied in part, a motion for summary judgment that had been filed by Aventis CropScience and Advanta in a case brought on behalf of a purported class of farmers who claim to have grown corn other than StarLink. While several of these lawsuits and claims have been settled and several, including the farmer class action claims, have been the subject of recent settlement negotiations, a number are still proceeding and may not be settled. Aventis recently completed an agreement with a significant majority of its insurers that resolved disputes regarding certain claims submitted by Aventis for costs incurred to date and for unresolved claims. In connection with the sale of Aventis CropScience to Bayer AG ("Bayer"), Aventis agreed to retain all liability of Aventis CropScience arising out of the StarLink situation, as well as the responsibility for managing and resolving all associated issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs related to StarLink not covered by accrued reserves and insurance.

    PGS Arbitration

        Former shareholders of Plant Genetic Systems NV ("PGS"), which was acquired by a predecessor of Aventis CropScience in October 1996, initiated arbitration proceedings in the Netherlands against Aventis CropScience, seeking damages of approximately US$ 400 million (€ 381 million) based on alleged violations of a confidentiality agreement in connection with the process for the sale of PGS, which the claimants allege prevented them from obtaining a higher sale price. The parties submitted detailed filings in support of their respective positions.

    Pharmaceutical Industry Antitrust Litigation

        Approximately 140 cases remain pending of the hundreds of separate complaints that were filed in 1993 and early 1994 by retail pharmacies alleging that defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated federal and state antitrust and unfair competition laws by conspiring among themselves to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs that the manufacturers sell to wholesalers and that the wholesalers in turn resell to the pharmacies. Most of the original federal complaints were disposed of by settlement of a federal class action in 1998. Other lawsuits filed by consumers and pharmacies on the state level also remain pending.

    Government Investigations – Pricing and Marketing Practices

        API, Aventis Behring and Armour Pharmaceutical Company are responding to investigations by the U.S. Department of Justice, the U.S. Department of Health and Human Services ("HHS") and some U.S. states into certain pricing and marketing practices.

        The U.S. Centers for Medicare & Medicaid Services ("CMS") has indicated that it will seek repayment of amounts it alleges should have been included in rebates paid by API to the various states as part of the Medicaid program. CMS claims that sales of certain products to managed care organizations for distribution by such organizations should have been included in API's "best price" calculations, which are used to compute the rebates. In October 2000 API received a subpoena from the U.S. Attorney for the District of Massachusetts with regard to such sales and "best price" calculations.

        The Department of Justice separately is reviewing the merits of an action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices ("AWP") of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly used by various pharmaceutical manufacturers in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

    Class Action Suits – Pricing and Marketing Practices

        API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under "— Government Investigations — Pricing and Marketing Practices" above. Cases filed in federal courts have been consolidated in the federal district court in Boston along with similar cases against other pharmaceutical companies. Five similar cases filed in state court in California have been removed to federal court and transferred, or proceedings are pending for transfer, to the federal court in Boston. Aventis Behring also is a defendant in some of these cases.

        The plaintiffs in the cases pending in the federal court in Boston have filed a consolidated complaint alleging violation of the U.S. Racketeer Influenced and Corrupt Organizations Act ("RICO") and the consumer fraud statutes of certain states. The consolidated complaint alleges that the defendants artificially inflated AWP, improperly used free samples, and engaged in hidden and improper inducements and price reductions. It is further alleged that health care insurers were injured by the use of AWP by pharmaceutical companies and pharmacy benefit managers to maintain high prices of brand name drugs. The defendants have filed a motion to dismiss the consolidated complaint.

        API also is a defendant in lawsuits brought by the states of Montana and Nevada for pricing issues described under "— Government Investigations — Pricing and Marketing Practices" above. These suits were filed in February and March 2002 and have been transferred to the federal district court in Boston and consolidated with the cases described above. These suits allege violation of state trade practices and consumer protection and false claims statutes, breach of contract and Medicaid fraud.

    Rilutek Litigation

        In June 2002, Impax Laboratories, Inc. filed a complaint against API in U.S. federal district court seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API's U.S. patent for the use of the active ingredient in Rilutek (riluzole) for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek prior to the expiration of Aventis' method of use patent would constitute infringement of Aventis' patent. In December 2002, the court granted Aventis' motion for a preliminary injunction preventing Impax from marketing a generic version of Rilutek until resolution of the patent litigation or until further ruling by the court.

    DDAVP Litigation

        In November 2002, API was notified by Barr Laboratories ("Barr") that Barr was seeking from the U.S. Food and Drug Administration ("FDA") approval to market a generic version of DDAVP tablets and was challenging certain patents covering DDVAP that are exclusively licensed to API by Ferring B.V. ("Ferring"). In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. federal district court claiming that marketing of a generic version of Rilutek by Barr prior to the expiration of a certain Ferring patent would constitute infringement of that patent.

    Cipro Litigation

        API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro. Watson Pharmaceuticals and Rugby Laboratories are defendants in most of these cases. API has agreed to defend and indemnify both Watson and Rugby pursuant to the agreement by which Rugby was sold to Watson. Aventis believes that the potential damages that plaintiffs seek against Watson and Rugby are duplicative of the damages that plaintiffs seek against Aventis in those cases.

    Cardizem Antitrust Litigation

        Aventis Pharmaceuticals (API), Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem CD. Plaintiffs include certain direct and indirect purchasers of Cardizem CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans.

        On June 8, 2000 the court granted the plaintiffs' motion for partial summary judgment, ruling that the agreement between Andrx and API is a "per se" violation of U.S. antitrust laws. The defendants have appealed this ruling and await a decision by the appellate court. Damages issues were not addressed in the court's ruling. In the spring of 2001, the court certified a class of direct purchasers of Cardizem CD and a separate class of indirect purchasers. In November, 2002, the court approved a US$ 110 million settlement of claims brought by the class of direct purchasers against the Aventis parties and Andrx. API has also reached a settlement with the direct purchaser plaintiffs who opted out of the class settlement, agreeing to pay them US$ 38 million, and the Aventis parties have been dismissed from those plaintiffs' individual actions. Andrx was not a party to this settlement. In January 2003, API and Andrx reached a US$ 80 million settlement with the class of indirect purchasers, as well as the Attorneys General of all U.S. states and the District of Columbia. This settlement has received preliminary approval from the court, and is scheduled to be considered for final approval in October 2003.

    GA-EPO Patent Litigation

        In April 1997, Amgen Inc. filed an action in U.S. federal district court against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate hearing before a three-member panel of the federal court of appeals took place in May 2002. On January 6, 2003, the appellate panel, in a two-to-one decision, issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. The majority opinion rejected Aventis' principal invalidity argument but suggested that there were nevertheless serious issues regarding potential invalidity of the Amgen patents. The minority opinion concluded that Amgen's patents should be invalidated. It is not clear how the district court would determine the case on remand. Aventis is considering whether to request a rehearing by the full 12-member court of appeals or to pursue other options.

        On April 11, 2001, in other litigation regarding whether GA-EPO infringed a Kirin-Amgen European patent, a trial court in the United Kingdom ruled that one of the four Kirin-Amgen patent claims was valid and would be infringed by the marketing of GA-EPO, while the other three claims were invalid. Transkaryotic Therapies and API appealed this decision. In July 2002, the U.K. Court of Appeal reversed the trial court and ruled that the Amgen patent was not infringed by GA-EPO, but that all claims of the patent are valid. Amgen has petitioned the U.K. House of Lords for permission to appeal the infringement decision. Transkaryotic Therapies and API also have petitioned the House of Lords for permission to appeal the decision regarding validity of the patent claims if Amgen's petition is granted. The House of Lords has not yet ruled on either request.

    Aventis Pasteur Blood Products Litigation

        Aventis Pasteur faces criminal and civil actions in various courts in France and Argentina on behalf of individuals with hemophilia in Argentina, Iraq, Libya, and Tunisia alleging that they became infected with the Human Immunodeficiency Virus ("HIV") or Hepatitis C as a result of the administration of non-heat-treated anti-hemophilic factor ("AHF") manufactured in France in the early 1980s by a predecessor company.

    Aventis Pasteur Hepatitis B Vaccine Litigation

        More than 120 lawsuits have been filed in various French civil courts against Aventis Pasteur or its subsidiaries in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome, as a result of receiving the hepatitis B vaccine. In June 2000, the French Court of Appeals overturned a judgment against Aventis Pasteur in the first such case to go to trial and appointed four medical experts to evaluate the potential link between the vaccination and the injuries alleged. The Court of Appeals is expected to render a final decision in May 2003 after considering the medical experts' report.

    Aventis Pasteur U.S. Thimerosal Litigation

        Aventis Pasteur is a defendant in 176 lawsuits in several federal and state courts in the United States of America ("U.S.") alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions. Aventis Pasteur believes that all of these claims must be adjudicated first by the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs' requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication.

    Aventis Pasteur Canadian Blood Products Litigation

        On September 30, 2002, judgment was issued and entered in the Ontario Superior Court of Justice dismissing all legal actions against Aventis Pasteur in which the lead plaintiff alleged that he contracted Hepatitis C from blood products that may have been fractionated by Aventis Pasteur. The Court had earlier approved an Amended Plan of Compromise and Arrangement concerning the Canadian Red Cross Society that included provisions for the creation of a settlement fund from which all amounts paid in settlement by Aventis Pasteur will be drawn.

    Aventis Pasteur Canadian Thimerosal Litigation

        In May 2002, a class action lawsuit was filed against Aventis Pasteur in the Ontario Superior Court of Justice alleging that personal injuries resulted from the presence of mercury in the preservative Thimerosal contained in vaccines allegedly manufactured by Aventis Pasteur. The proposed class includes persons who were vaccinated with DTP, DT or Td vaccines before reaching two years of age. The total amount claimed for compensatory and punitive damages exceeds CAD 1.25 billion (€ 833 million). It is anticipated that a court will hear arguments and rule on whether to certify the class action in 2003.

    Aventis Pasteur MMR Vaccine Litigation

        A group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles – mumps – rubella) combination vaccines in which plaintiffs allege that such vaccines are the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Aventis Pasteur's 50% joint venture with Merck has been named in at least 112 of the claims included in the litigation. The claimants have been ordered by the court to plead a selection of "lead" claims. Pleadings have been exchanged and disclosure of documents and witness statements have been given by both parties in the lead claims involving the MMR vaccine manufactured by Aventis Pasteur. The action is proceeding to trial, which currently is scheduled to begin in October 2003.

    Methylglucamine Inquiry

        Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. have received inquiries from the Commission of the European Communities, the U.S. Department of Justice, and the Canadian Competition Bureau with respect to alleged anticompetitive activities relating to sales of pharmaceutical grade methylglucamine, an intermediate chemical product for the synthesis of x-ray media, pharmaceuticals and colorings. Aventis is cooperating with all of these agencies. In November 2002, the Commission of the European Communities concluded that Aventis Pharma S.A. and Rhone-Poulenc Biochimie S.A. had unlawfully fixed prices of methylglucamine between 1990 and 1999, and fined the companies € 2.85 million. The U.S. and Canadian inquiries are continuing.

    AHF Blood Products Litigation

        Legal proceedings remain pending in the U.S. and Ireland against Armour and certain other Aventis subsidiaries, in which individuals with hemophilia and infected with HIV or their representatives claim that such infection, and in some cases resulting illnesses or death therefrom, may have been caused by administration of plasma-derived AHF concentrates processed in the late 1970s to mid-1980s. Armour settled numerous AHF cases in the U.S., Canada and Ireland during the course of 2002 and previous years. Approximately 130 individuals opted out of a 1996 U.S. class action settlement with Armour and three other U.S. plasma fractionators, but have not filed suit against the Aventis subsidiaries that were defendants in the class action litigation.

        In November 2002, Canadian authorities filed criminal negligence charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV, as a result of which certain individuals became infected with HIV.

    Ionamin/Fen/phen Litigation

        Aventis subsidiary Fisons plc ("Fisons") and former subsidiary Rugby Laboratories ("Rugby") are involved in approximately 170 (as to Fisons) and 160 (as to Rugby) personal injury lawsuits, including class actions, in U.S. federal and state courts concerning the weight-loss drug phentermine (Fisons brand name Ionamin). The lawsuits allege that the manufacturers of phentermine knew that its use, alone or in combination with other weight-loss drugs, could cause serious side effects, but failed to warn against those dangers. To date Fisons and Rugby have made no payment in settlement of any case and have been dismissed from or have dismissals pending in more than 5,000 and 1,800 cases, respectively. API is defending Rugby pursuant to the agreement by which Rugby was sold to Watson Pharmaceuticals.

    Sorbates Industry Investigation

        Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbate manufacturers are defendants in two civil actions by purchasers of sorbates that are pending in the U.S.. Settlement negotiations are underway. The European Commission also is investigating anticompetitive practices in the market of sorbates. The Attorneys General of Connecticut, Illinois, Nevada, New York, Ohio, and Utah also have filed lawsuits claiming damages on behalf of their citizens. Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese agreed to split any further costs and expenses from this matter in a ratio of 80/20 between them.

    MCAA Industry Litigation and Investigation

        A class action lawsuit in U.S. federal district court against Hoechst, Clariant (which acquired the Hoechst specialty chemicals business in 1997), and others regarding alleged anticompetitive practices in the market for monochloroacetic acid ("MCAA") was settled early in 2003. All other claims for compensation by purchasers of MCAA filed against Hoechst in the U.S. have now been settled with the exception of one case. A U.S. government investigation regarding this matter was concluded as to Hoechst when Hoechst agreed in January 2003 to plead guilty and pay a fine of US$ 12 million for participation in a conspiracy to suppress competition in world markets for MCAA from 1995 to 1997.

    Brazilian Antitrust Claims

        In Brazil, civil and administrative proceedings are pending before the Secretariat of Economic Law (the "SDE") against Aventis, Aventis Behring, and 19 other pharmaceutical companies alleging violations of Brazilian antitrust law during a meeting of representatives of the Brazilian Pharmaceutical Trade Association. The specific allegation is that member companies were conspiring to keep generic pharmaceutical products off the market. An employee of Aventis Behring Farmaceûtica Ltda. was present at the meeting. In the administrative proceeding, the parties are awaiting the issuance of a first legal opinion by the SDE. In the civil proceeding, the public prosecutor filed a civil public claim on November 27, 2001, but Aventis and Aventis Behring are still awaiting service of process.

        Management does not believe, based on current information, accrued reserves and existing insurances policies, that these legal proceedings would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events or developments of such proceedings, will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

(ii)    Contingencies Arising from Certain Business Divestitures

        Aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

    Aventis CropScience

        The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in the CropScience Group to Bayer was effective on June 3, 2002. The stock purchase agreement contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of € 836 million, except for certain "legal" representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of € 418 million).

        In addition, the compensation of losses is restricted, in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer is subject to a number of obligations regarding mitigation and cooperation.

        The regular limitation period for most representations and warranties runs until December 3, 2003. However, the legal representations and warranties only become time-barred on June 3, 2012. All specific indemnifications provide for various specific periods of limitation.

    Aventis Animal Nutrition

        Divestment of Aventis Animal Nutrition was effective in April 2002. The sale agreement contained customary representations and warranties. Aventis has indemnification obligations that run through

April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, Aventis is to indemnify up to a maximum aggregate amount of € 150 million, except for certain environmental claims, which are capped at € 223 million (resulting in a maximum aggregate cap of € 373 million), and antitrust and tax claims for which indemnification obligations are not capped.

    Messer Griesheim GmbH

        Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3 participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. The agreement contains customary representations and warranties as well as indemnifications. The purchaser's claims for damages on account of a breach of representations and warranties are subject to a number of restrictions, including a cap of € 130 million, which applies for all except for certain "legal" representations and warranties, and a cap of € 97.5 million regarding the specific environmental indemnification, subject to certain exceptions. The aggregate liability resulting from breaches of all (including "legal") representations and warranties and from the environmental indemnification is subject to a cap of € 650 million. The period of limitation with respect to certain "legal" representations and warranties runs until April 30, 2011. For other representations and warranties, except for those related to China, the period of limitation expired on June 30, 2002. However, a number of claims have been asserted by the purchaser prior to that date and are still pending. The tax indemnification and the environmental indemnification contained in the agreement are subject to separate specific periods of limitation. Furthermore, the environmental indemnification is subject to a number of additional restrictions with respect to the reimbursement of environmental costs. In addition, the agreement contains indemnifications with respect to certain specified situations, which indemnifications are subject to a specific regime regarding damages resulting therefrom.

    Celanese AG

        The demerger of Celanese AG ("Celanese") became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

    —
    While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate Celanese for two thirds of any such cost incurred by Celanese under these obligations.

    —
    To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed), Celanese must indemnify Hoechst, as far as environmental damages are concerned for liabilities aggregating up to € 250 million, liabilities exceeding such amount will be borne by Hoechst alone up to € 750 million, and amounts exceeding € 750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps. Compensation paid to third parties by Celanese under this clause up to now is still far below the first threshold of € 250 million.

    Herberts GmbH

        The sale of Herberts GmbH by Hoechst to DuPont de Nemours (Deutschland) GmbH was concluded on February 26, 1999. Hoechst and DuPont have recently concluded an agreement to settle all actual and potential claims arising under the purchase agreement except for certain tax matters.

    Rhodia

        In connection with the divestment of Rhodia in 1998, Aventis entered into an Environmental Indemnification Agreement dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages for a maximum amount of € 122 million. On December 27, 2002, Aventis received an offer from Rhodia, expiring on February 26, 2003, to settle all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of € 88 million, of which € 26 million have been paid as of December 31, 2002. The Management Board and the Supervisory Board of Aventis have authorized the execution of such settlement agreement with Rhodia subject to certain conditions.

    Clariant – Specialty Chemicals Business

        Hoechst conveyed its specialty chemicals business to Clariant AG ("Clariant") pursuant to an agreement executed on June 17, 1997. The effective date of transfer was June 30/July 1, 1997.

        While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

    —
    Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing any year exceed a threshold amount for the then current year. The threshold increases annually from approximately € 102 million in 1997/98 to approximately € 816 million in the fifteenth year after the closing. Only the amount by which Clariant's accumulated costs exceed the then-current year's threshold must be compensated by Hoechst. No payments have yet become due under this rule.

    —
    Hoechst must indemnify Clariant without time limit for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately € 20.5 million) and from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past.

    —
    Hoechst is to bear 75% of the cost relating to a certain waste deposit site in Frankfurt, Germany.

    InfraServ Höchst

        By Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed in a side letter to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to € 143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount.

        InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received € 65 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

    Ipiranga

        Hoechst AG, which divested its interest in Brazilian petrochemical company Ipiranga Petroquimica ("IP") in 1998, has agreed to guarantee repayment of up to US$ 49 million of certain indebtedness of IP in return for termination of Hoechst's obligations under Financial Support and Retention Agreements it had entered into as a principal owner of IP. Hoechst has the right to indemnification from IP's current principal owner for any amounts Hoechst pays under the guarantee.

        There exist further potential liabilities for warranties resulting from the divestment of businesses and sales of investments or businesses and from the demerger of certain industrial activities.

        Management does not believe, based on current information, accrued reserves and existing insurance policies, that the above-mentioned contingencies arising from certain business divestitures would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

(iii)  Environmental risks

        The Group's business is subject to extensive, evolving and increasingly stringent laws and regulations governing the release or discharge of regulated materials into the environment or otherwise relating to environmental protection or human health and safety. The Group's compliance with such laws, regulations and related enforcement policies (whether presently in force or implemented in the future) has resulted and will result in significant ongoing costs for the Group, and could restrict its ability to modify or expand its facilities or continue production, or require the Group to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties.

        In addition, many of the Group's present and former sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future, and the Group is currently in the process of investigating, monitoring and remediating soil and groundwater contamination of certain of these sites. In addition, the Group has been and may in the future be liable to contribute to the cleanup of currently or formerly owned, leased and third-party sites where contamination has occurred, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws in the United States of America and elsewhere. Under these laws, the owner or operator of contaminated properties and the party/ies responsible for the contamination at such facilities can be jointly and severally liable for the remediation of such properties, regardless of fault. Members of the Group have been designated as "potentially responsible parties" or the equivalent under the Superfund and similar U.S. and non U.S. laws, or may otherwise have potential responsibility for numerous sites of which approximately six are undergoing active remediation by the Group, and approximately 37 are undergoing active remediation by third parties with primary responsibility for such remediation (through indemnification or otherwise).

        With respect to certain businesses that Aventis and its subsidiaries have demerged or divested, for example Aventis CropScience, Aventis Animal Nutrition, Celanese, InfraServ Höchst, Messer Griesheim, and the specialty chemicals business sold to Clariant, the Group has retained responsibility for certain environmental liabilities. See "Liabilities From Certain Business Divestitures" above.

        Management does not believe, based on current information, that environmental compliance and remediation requirements would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions, will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

b)    Operating leases

        Future minimum lease payments for operating leases are as follows:

	December 31, 2002	December 31, 2001
	(in € million)
2002	–	170
2003	172	197
2004	169	179
2005	155	158
2006	148	144
2007	130	–
Thereafter	506	594

Total	1,280	1,442

c)    Financial instruments

        The Group has implemented for several years a policy of non-systematic hedging against changes in interest rates and foreign currency rates. This policy is periodically reviewed, based on the Group's anticipations. Being interest rate and foreign exchange derivatives such as swaps and options swaps and optional contracts, the notional amounts summarized in note 25d and 25e do not represent amounts exchanged by the parties but the sum of all interest rate and foreign currency derivative contracts as of the balance sheet date.

d)    Interest rate risk management

        In connection with its policy of overall management of interest rate risk, the Group enters into interest rate swaps and options. The objective of these instruments is to minimize the impact of changes in market interest rates on the operating and financial results of the Group in a cost-effective manner.

        The notional amounts are:

	December 31, 2002		December 31, 2001
	Euro	Foreign Currency	Euro	Foreign Currency
	(in € million)
Interest Rate Swap	844	5,182	2,141	4,218
Interest Rate Options	830	–	932	–

Total	1,674	5,182	3,073	4,218

        The decrease of notional amounts of interest rate derivatives from December 31, 2001 to December 31, 2002 and the shift from Euro to foreign currencies is mainly due the reduction and restructuring of our debt portfolio.

        Swap contracts are principally between three months and four years in duration.

        Variable interest rates may fluctuate significantly.

e)    Foreign exchange risk management

        In managing its foreign exchange risk, the Group enters into commonly traded and generally liquid instruments such as foreign exchange swaps and foreign exchange options. The term of these contracts is generally no longer than six months.

        The net position of the Group in each currency is managed, whenever possible, on a centralized basis.

        The contractual amounts of the Group's foreign currency forwards contracts are summarized below. Foreign currency amounts are translated at spot rates at the reporting date:

	December 31, 2002		December 31, 2001
	Buy amount	Sell amount	Buy amount	Sell amount
	(in € million)
US$	3,528	3,951	2,765	4,486
GBP	614	957	446	965
JPY	269	223	89	183
Other	258	693	258	862

Total	4,669	5,824	3,558	6,496

        The contractual amounts of the Group's foreign currency options are summarized below. Foreign currency amounts are translated at current rates at the reporting date:

	December 31, 2002		December 31, 2001
	Buy amount	Sell amount	Buy amount	Sell amount
	(in € million)
US$	41	80	913	295
GBP	4	–	96	–
JPY	–	–	87	22
BRL	–	–	–	1,082
Other	–	40	–	19

Total	45	120	1,096	1,418

        The mix of instruments (foreign currency forward contracts and foreign currency options) used to manage our foreign exchange portfolio is not fixed, but may vary depending on our view of future foreign exchange developments.

        As of December 31, 2002, contracts are principally less than six months in duration. Foreign exchange rates may fluctuate significantly.

        Deferred realized and unrealized gains and (losses) from hedging future preferred remuneration are presented in the table below showing the periods in which they are expected to be recognized in income:

	December 31, 2002	December 31, 2001
	(in € million)
One year	(8)	(15)
One to five years	–	(8)

Total	(8)	(23)

f)    Market value of financial instruments

        The book and market values of the financial instruments held by the Group are as follows:

	December 31, 2002		December 31, 2001
	Market Value	Book Value	Market Value	Book Value
	(in € million)
Interest Rate Swaps	79	12	23	(24)
Interest Rate Options	(1)	(1)	(1)	(1)
Foreign Exchange Options	4	4	(64)	(64)
Foreign Exchange Forward Contracts	172	102	(7)	(8)

Total	254	117	(49)	(97)

        All of the financial instruments held by the Group are marked to market except for those that are qualified as specific hedges. Therefore, the differences shown above between market and book values relate to specific hedges and are compensated by unrealized gains and losses on the items hedged. The book value of interest rate swaps corresponds to accrued interests.

        The fair value of foreign exchange forward contracts are calculated based on market prices. Currency options and interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models. The fair values of existing interest rate swap agreements represent the amount that the Group would have to pay or would receive if the contract were terminated at the balance sheet date.

g)    Other

        The Group has available unused amounts under short, medium and long-term multicurrency committed lines of credit totaling € 7,122 million on December 31, 2002 (€ 8,698 million on December 31, 2001). The aggregate amount of the available commitment under such credit lines being subject to compliance by Aventis with a stated maximum debt to equity ratio of one to one was as of December 31, 2002, € 1,325 million only.

26. INFORMATION BY INDUSTRY SEGMENTS AND GEOGRAPHICAL AREAS

Industry segment information

        The analysis presented below takes into account the new Aventis organization. The 2001 and 2000 figures have been restated to conform to this structure.

	Prescription Drugs	Human Vaccines	Corporate and Animal Health activities	Aventis CropScience	Other activities*	Eliminations	Aventis Consolidated
	(in € million)
Year-end December 31, 2002
Net external sales	16,010	1,580	–	1,831	1,236	(35)	20,622
Sales between segments	(12)	–	–	–	(23)	35	–
Dep.& amort. (excl. goodwill)	(652)	(89)	(5)	(66)	(233)	–	(1,045)
Amortization of goodwill	(515)	(24)	(5)	(30)	(447)	–	(1,021)
Operating income	3,110	599	32	253	(1,177)	13	2,830
Total assets	22,423	2,491	2,927	–	3,232	–	31,073
Equity method investments	314	66	490	–	905	–	1,775
Capital expenditures	698	159	7	27	109	–	1,000
Working capital	2,497	489	(15)	–	913	–	3,884
Equity in earnings (losses) of affiliates	26	25	157	–	(157)	–	51
Year-end as of December 31, 2001
Net external sales	15,120	1,425	–	4,303	2,141	(48)	22,941
Sales between segments	(43)	–	–	–	(5)	48	–
Dep.& amort. (excl. goodwill)	(706)	(74)	(26)	(169)	(220)	–	(1,195)
Amortization of goodwill	(537)	(28)	–	(64)	(21)	–	(650)
Operating income	2,831	453	(342)	615	20	62	3,639
Total assets	24,690	2,638	2,311	5,108	4,487	–	39,234
Equity method investments	323	63	549	2	1,119	–	2,056
Capital expenditures	851	143	3	86	162	–	1,245
Working capital	2,346	237	(30)	1,799	838	–	5,190
Equity in earnings (losses) of affiliates	5	39	169	–	(128)	–	85
Year-end as of December 31, 2000
Net external sales	13,848	1,092	–	4,029	3,409	(74)	22,304
Sales between segments	(74)	–	–	–	–	74	–
Dep.& amort. (excl. goodwill)	(943)	(52)	(72)	(231)	(376)	–	(1,674)
Amortization of goodwill	(535)	(25)	–	(166)	(26)	–	(752)
Operating income	1,007	174	(435)	(182)	53	–	617
Total assets	24,945	2,352	2,125	5,776	6,985	–	42,183
Equity method investments	299	73	517	–	1,523	–	2,412
Capital expenditures	816	79	38	139	498	–	1,570
Working capital	2,370	262	(68)	1,645	932	–	5,141
Equity in earnings (losses) of affiliates	(24)	64	122	–	82	–	244

*
Further to the reshaping of the Group's activities, Aventis Behring is no longer considered as a core activity. Amounts related to this activity are now presented in "Other activities", and figures for the periods ended December 31, 2001 and 2000 have been restated in order to provide comparable information.

Geographical areas of production information

	France	Germany	Other countries in Europe	United States and Canada	Asia	Other countries	Eliminations	Consolidated
	(in € million)
Year ended December 31, 2002
Net sales	6,784	3,897	4,298	9,189	1,990	1,764	(7,300)	20,622
Long-lived assets	5,396	2,436	2,417	8,720	638	320	–	19,927
Year ended December 31, 2001
Net sales	8,020	4,558	4,631	8,932	2,588	2,682	(8,470)	22,941
Long-lived assets	5,901	2,514	2,745	11,899	986	396	–	24,441
Year ended December 31, 2000
Net sales	7,298	5,409	4,322	6,946	2,655	2,476	(6,802)	22,304
Long-lived-assets	6,096	4,542	2,778	11,404	933	862	–	26,615

        Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments, loans receivable, deferred charges and other assets excluding deferred tax assets.

        Sales made by the French geographical zone include the following export amounts:

	2002	2001	2000
	(in € million)
Europe	1,775	1,967	1,646
United States/Canada	889	923	656
Others	1,694	2,257	1,533

Total	4,358	5,147	3,835

27. PREFERRED REMUNERATION

        Preferred remuneration before taxes paid or payable in the form of dividends or interest is as follows:

	Note	2002	2001	2000
		(in € million)
Preference shares, Series "A" 1993	10d	34	37	36
Participating shares 1983 and Series "A" 1989	10e, 10f	5	3	3
Capital equity notes 1986 and 1993	10b, 10c,	18	38	46

Subtotal		57	78	85

Amortizable preferred securities	11	28	50	33

Total		85	128	118

28. EARNINGS PER SHARE

        The Group calculates earnings per share as described in Note 1o. The reconciliation between basic earnings per share and diluted earnings per share is as follows:

	2002	2001	2000
Basic EPS
Income available / (loss) attributable to ordinary shareholders (in € million)	2,091	1,505	(147)
Average outstanding shares	793,412,151	787,553,585	780,546,131

Basic earnings (loss) per share (in €)	2.64	1.91	(0.19)

Effect of dilutive securities:
Stock options (treasury stock method)
Number of potential additional common shares	6,667,765	8,471,933	–
Diluted EPS
Income available / (loss) applicable to common shareholders after assumed conversion (in € million)	2,091	1,505	(147)
Average outstanding shares – diluted method	800,079,916	796,025,518	780,546,131

Diluted earnings (loss) per share (in €)	2.61	1.89	(0.19)

        In 2000, because of the net loss applicable to common stock, the diluted loss per share was computed in the same manner as basic loss per share.

29. APPROPRIATIONS OF EARNINGS

        In 2002, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.58 (plus tax credit of € 0.29) would be paid in respect of 2001 earnings, for each ordinary share. This resulted in a payment of € 460 million.

        In 2001, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.50 (plus tax credit of € 0.25) would be paid in respect of 2000 earnings, for each ordinary share. This resulted in a payment of € 393 million.

        In 2000, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.45 (plus tax credit of € 0.23) would be paid with respect of 1999 earnings, for each ordinary share. This resulted in a payment of € 351 million.

30. REORGANIZATION OF THE GROUP (unaudited)

        Following its decision to sharpen its strategic focus on pharmaceuticals, Aventis completed in 2002 the divestiture of Aventis CropScience to Bayer AG and the sale of Animal Nutrition operating assets to CVC Capital Partners. In April 2001, the Group had already divested its industrial gases Group Messer Griesheim.

        The unaudited pro forma financial information assumes that the above-mentioned transactions and those described in the notes occurred:

        for Aventis CropsScience and the Animal Nutrition operating assets:

    •
    on January 1, 2001 with respect to the pro forma statements of operations for the year ended December 31, 2001 and on January 1, 2002 with respect to the pro forma statements of operations for year ended December 31, 2002;

    •
    on December 31, 2001 for the pro forma balance sheet as of December 31, 2001.

        For Messer:

    •
    on January 1, 2001 with respect to the pro forma statements of operations for the years ended December 31, 2001;

    •
    on December 31, 2001 for the pro forma balance sheet as of December 31, 2001.

        This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis or what the financial condition of Aventis would have been if the transaction referred to above had actually occurred or been in effect at those dates.

Unaudited pro forma statement of operations for
the year ended December 31, 2002

	Aventis (historical)	ACS Divestiture	AN Divestiture	Aventis pro forma
	(in € million)
Sales	20,622	(1,797)	(139)	18,686
Operating expenses	(17,793)	1,584	569	(15,640)
Operating profit	2,829	(213)	430	3,046
Equity in earnings of affiliated companies	51	–	1	52
Net financial expenses	(309)	123	–	(186)
Other income or expenses	1,120	(2,005)	107	(778)
Income taxes	(1,430)	479	(300)	(1,251)
Minority interests	(85)	35	–	(50)
Preferred remuneration	(85)	–	–	(85)
Net income	2,091	(1,581)	238	748
Basic EPS (in €)	2.64	–	–	0.94
Diluted EPS (in €)	2.61	–	–	0.93

Unaudited pro forma statement of operations for
the year ended December 31, 2001

	Aventis (historical)	ACS Divestiture	AN Divestiture	Messer Divestiture	Aventis pro forma
Sales	22,941	(4,247)	(550)	(435)	17,709
Other operating expenses	(19,302)	3,752	638	399	(14,513)
Operating profit	3,639	(495)	88	(36)	3,196
Equity in earnings of affiliated companies	85	–	–	3	88
Net financial expenses	(704)	350	12	37	(305)
Other income or expenses	(134)	(57)	3	(126)	(314)
Income taxes	(1,111)	96	31	(70)	(1,054)
Minority interests	(142)	94	–	–	(48)
Preferred remuneration	(128)	–	–	–	(128)
Net income	1,505	(12)	134	(192)	1,435
Basic EPS (in €)	1.91	–	–	–	1.82
Diluted EPS (in €)	1.89	–	–	–	1.80

Unaudited Balance Sheet as of December 31, 2001

	December 31, 2001
	Aventis (historical)	ACS Divestiture	AN Divestiture	Aventis pro forma
Intangible assets (net values)	14,264	(668)	(8)	13,588
Property, plant and equipment (net values)	5,741	(889)	(135)	4,717
Investments and other assets	6,445	(379)	37	6,103
Net inventories	4,059	(1,137)	(77)	2,845
Net trade accounts	3,522	(1,096)	(124)	2,302
Other current assets	3,689	(440)	10	3,259
Cash, Short-term deposits and marketable securities	1,514	(163)	–	1,351

Total assets	39,234	(4,772)	(297)	34,165

Stockholders equity	12,021	2,829	(26)	14,824
Amortizable preferred securities	200	–	–	200
Minority interests	913	(644)	–	269
Mandatorily redeemable partnership interest	284	–	–	284
Other long term liabilities	7,225	(425)	(13)	6,787
Long term debts including current portion	5,904	(4,264)	(39)	1,601
Trade accounts and notes payable	2,421	(471)	(91)	1,859
Other current liabilities	5,460	(229)	(43)	5,188
Short-term borrowings and bank overdrafts	4,806	(1,568)	(85)	3,153

Total liabilities	39,234	(4,772)	(297)	34,165

Notes to the pro forma financial information

        The 2002 divestitures include the divestiture of Aventis CropScience and the sale of the Aventis Animal Nutrition operating assets.

(I)  2002 divestitures

    (a) Aventis CropScience divestiture

        On June 3, 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

        The unaudited pro forma adjustments are to:

    •
    Deconsolidate the income statement and balance sheet of Aventis CropScience;

    •
    Eliminate the minority interests as historically accounted for in the Aventis income statement and balance sheet, relating to the 24% stake previously owned by Schering AG;

    •
    Record some activities, assets and liabilities that Aventis agreed to retain in connection with the sale of Aventis CropScience to Bayer. This mainly includes provisions for indemnification related to the Starlink litigation, environmental liabilities and product liabilities as well as some pension obligations;

    •
    Record the intercompany transactions between Aventis (excluding Aventis Animal Nutrition business sold) and Aventis CropScience that were previously eliminated in the consolidated financial statements of Aventis;

    •
    Eliminate in the pro forma statement of operations for the period ended December 31, 2002 the historical result on the sale of Aventis CropScience and the associated tax impact, as well as the cost recorded in 2002 by Aventis and associated with the exit of Aventis CropScience from the Aventis worldwide tax consolidation;

    •
    Record the proceeds received from the disposal of Aventis CropScience, assuming that such proceeds were received on January 1, 2001, and were used to decrease the Group debt and interest expenses.

    (b) Sale of Aventis Animal Nutrition operating assets

        On April 2, 2002, the Group finalized the disposal of Aventis Animal Nutrition to CVC Capital Partners.

        The unaudited pro forma adjustments are to:

    •
    Deconsolidate the operations, assets and liabilities that have been divested;

    •
    Record the intercompany transactions between Aventis (excluding Aventis CropScience) and Aventis Animal Nutrition that were previously eliminated in the consolidated financial statements of Aventis;

    •
    Eliminate in the pro forma income statement for the period ended December 31, 2002 the historical result on the sale of Aventis Animal Nutrition and the associated tax impacts;

    •
    Record the net proceeds received from the disposal of Aventis Animal Nutrition operating assets, assuming that such proceeds were received on January 1, 2001 and were used to decrease the Group debt and interest expenses.

(II)  Messer divestiture

        In April 2001, the Group divested its 66.7% stake in the industrial gases group Messer Griesheim, which Aventis held through Hoechst AG, to Allianz Capital Partners and Goldman Sachs Fund.

        The unaudited pro forma adjustments are to:

    •
    Deconsolidate the income statement and the balance sheet of Messer Griesheim;

    •
    Record the intercompany transactions between Aventis and Messer Griesheim that were previously eliminated in the consolidated financial statements of Aventis;

    •
    Eliminate the net gain made by Aventis on the disposal of Messer Griesheim of € 133 million;

    •
    Record the net cash received from the disposal of Messer Griesheim, assuming that such proceeds were received on January 1, 2001 and were used to decrease corporate debt and interest expenses;

    •
    Record the deferred payment of € 230 million, and the interest it bears.

        The above-mentioned adjustments have been computed using an assumed income tax rate of 40%.

31. STOCK COMPENSATION PLANS

Stock Option Plans

        The Aventis stock option plans provide for a grant price that is equal to the average of the quoted market prices for the 20 days before the date of establishment of the plan, reduced by 5% to 10% for the plans issued before June 30, 2001 and with no discount for the plans issued after June 30, 2001. The vesting period is generally three to four years and the exercise period is six to seven years. If the options remain unexercised after the total period of ten years, the options expire. These rights are lost if the employee leaves the company before the options vest.

        Due to the formation of Aventis, Hoechst's plan participants in the Aventis stock option continuity plan of 1998 were offered an immediate cash-out to be exercised from December 21, 1999 until January 31, 2000.

        A summary of the movements in the Aventis stock option plans is presented below:

	2002		2001		2000
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
	(in thousands)	(in €)	(in thousands)	(in €)	(in thousands)	(in €)
Options outstanding, beginning of year	42,890	64.26	33,022	55.31	17,640	34.08
Options exercised	(2,007)	33.39	(1,428)	27.13	(1,751)	26.44
Options granted	11,031	62.24	11,914	83.68	17,680	72.68
Options cancelled	(1,815)	82.91	(618)	52.29	(547)	46.73

Options outstanding, end of year	50,099	64.17	42,890	64.26	33,022	55.31

Options exercisable at end of year	16,489	42.42	11,731	34.24	7,875	28.19

        The following table summarizes the status of Aventis stock options outstanding on December 31, 2002:

	Options outstanding			Options exercisable
Exercise price (in €)	Number outstanding on December 31, 2002	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable on December 31, 2002	Weighted- average exercise price
	(in thousands)	(years)	(in €)	(in thousands)	(in €)
10–20	1,184	2	15.84	1,184	15.84
20–30	2,077	3	25.82	2,077	25.82
30–40	2,158	5	37.75	2,158	37.75
40–50	6,455	6	42.54	6,455	42.54
50–60	5,318	7	58.69	4,615	58.69
60–70	10,031	10	60.27	–	–
70–80	10,834	8	79.75	–	–
80–90	12,042	9	83.54	–	–

	50,099	8	64.17	16,489	42.42

Other stock-based compensation plans

        The employee stock purchase plans are open to almost all employees and provide for a purchase price equal to the average of the quoted prices for the last twenty days before the approval of the plan, less 15%. The shares can be purchased during a very short period (approximately two weeks). The shares so purchased are generally placed in the employee stock savings plan for a five-year period. Pursuant to these plans, the Group issued 2,341,073 ordinary shares in 2002 (4,943,556 in 2000), at per share prices of € 64.35 (€ 69.71 in 2000). Aventis established no stock purchase plans in 2001.

        Since 1997, several stock appreciation rights plans were introduced within the Hoechst group. These plans have been amended and renamed owing to the formation of Aventis. As of December 31, 2002, the number of outstanding and exercisable stock appreciation rights totals 237,241, at a weighted-average exercise price of € 42.01 and with a weighted-average remaining contractual life of one year.

32. NUMBER OF EMPLOYEES (unaudited)

        The number of employees of the consolidated companies is as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Prescription drugs	62,366	59,879	61,399
Human vaccines	7,858	6,517	6,030
Corporate and Animal Health activities	511	587	638
Aventis CropScience	–	15,314	15,742
Other activities	7,364	9,432	18,680

Total	78,099	91,729	102,489

        In comparison to 2001, the main change in 2002 is the disposal of Aventis CropScience and Aventis Animal Nutrition, which resulted in a decrease of the number of employees by approximately 16,700 employees.

        In comparison to 2000, the main change in 2001 is the disposal of Messer Griesheim, which resulted in a decrease in the numbers of employees by approximately 10,000.

33. POST-CLOSING EVENTS

        There were no subsequent events having a material impact on the financial statements as of December 31, 2002.

34. SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND U.S. GAAP

        The Group's consolidated financial statements have been prepared in accordance with French GAAP, which as applied by the Group differ in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders' equity are set out in the tables below.

        Such effects primarily result from the accounting treatment of the combination of Rhône-Poulenc and Hoechst businesses to create Aventis (see Note 1):

    •
    Under French generally accepted accounting principles, this business combination has been accounted for using an acquisition method based on net book values. This method consists of an addition of the results, assets, liabilities, and shareholders' equity of Hoechst and Rhône-Poulenc at their respective book values.

    •
    Under generally accepted accounting principles in the United States, the combination of Rhône-Poulenc and Hoechst must be accounted for under the purchase method. The new Aventis shares and ADSs issued to former Hoechst shareholders to effect this business combination represented greater than half (approximately 52%) of Aventis' new outstanding share capital. Consequently, this business combination is accounted for as a "reverse acquisition", that is, the acquisition of Rhône-Poulenc by Hoechst.

CONDENSED STATEMENT OF OPERATIONS

I)    Reconciliation of net income to U.S. GAAP

		Note		December 31, 2002	December 31, 2001	December 31, 2000
				(in € million)
Net income (loss) – common shareholders – Under French GAAP				2,091	1,505	(147)
Adjust certain impairment charges for which the timing of recognition differs between French and US GAAP		(p	)	–	–	(232)
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
•	Inventories	(d	)	–	–	(254)
•	Restructuring	(e	)	–	–	68
•	Additional amortization, depreciation and impairment resulting from the step-up
	– Trademarks, patents and other intangible assets	(a	)	(607)	(484)	(322)
	– Plant and equipment	(a	)	(92)	(110)	(62)
	– Equity investments	(a	)	(85)	(86)	(234)
•	Goodwill amortization	(b	)	–	(27)	(35)
•	Goodwill impairment	(b	)	(94)	–	–
Adjust to record the acquisition of the 40% minority interests in AgrEvo previously held by Schering as a purchase acquisition		(i	)
•	Additional amortization, depreciation and impairment resulting from the step-up
	– Trademarks, patents and other intangible assets	(a	)	(17)	(67)	(54)
	– Plant and equipment	(a	)	(6)	(14)	(14)
•	Goodwill amortization	(b	)	–	(3)	(3)
•	Write-off of acquired in-process research and development	(c	)	–	–	(120)
•	Inventories	(d	)	–	–	(65)
•	Dilution gain on the issuance of new shares by Aventis CropScience	(j	)	–	–	118
Adjust the result on disposal of Aventis CropScience in connection with the step-up resulting from the initial purchase accounting and the acquisition of 40% minority interest in AgrEvo		(o	)	(837)	–	–
Adjust for other differences
•	Investments valuation under FAS 115	(h	)	96	(157)	(29)
•	Adjustments resulting from the application of the French acquisition method based on net book values	(k	)	–	52	(41)
•	Accounting for derivative instruments under FAS 133	(l	)
	– Transition effect			–	(41)	–
	– Current period effect			(24)	88	–
•	Adjustment due to the application of FAS 142	(m	)
	– Reversal of goodwill amortization and impairment under French GAAP			1,048	–	–
•	Other adjustments			(21)	(28)	(20)

Tax effect of U.S. GAAP adjustments		(f	)	433	81	634

Minority interests		(g	)	8	29	104

Remuneration of preferred securities classified in stockholders' equity				57	78	85

Net (loss) income before remuneration under US GAAP				1,950	816	(623)

Remuneration of preferred securities classified in stockholders' equity				(57)	(78)	(85)

Net (loss) income–common shareholders – under US GAAP				1,893	738	(708)

II)    Condensed statements of operations for the year ended December 31, 2002 under U.S. GAAP

	December 31, 2002	December 31, 2001(1)	December 31, 2000(1)
	(in € million, except share and per share amounts)
Sales	18,687	17,710	16,121
Operating expenses excluding research and development	(12,359)	(11,953)	(13,013)
Research and development	(3,233)	(2,982)	(2,936)
Operating (loss) profit	3,095	2,775	172
Equity investment income	(9)	12	230
Interest expense, net	(301)	(441)	(557)
Other, net	(447)	(520)	15
Dilution gain resulting from the Aventis CropScience share issuance	–	–	118
Income taxes	(999)	(796)	118
Minority interests	(43)	(49)	(18)
Net income from continuing operations	1,296	981	78
Income (loss) from discontinued operations, net of income tax
• Net (loss) from operations	(223)	(375)	(701)
• Net gains on disposal	877	251
Net income/(loss) from discontinued operations	654	(124)	(701)

Income (loss) – before cumulative effect of changes in accounting principles	1,950	857	(623)
Cumulative effect of changes in accounting principles, net of tax	–	(41)	–

Net income (loss) before remuneration of preferred securities classified in stockholders' equity	1,950	816	(623)

Remuneration of preferred securities classified in stockholders' equity	(57)	(78)	(85)

Net income (loss) – common shareholders	1,893	738	(708)

Earnings (loss) per share	2.39	0.94	(0.91)

Basic earnings (loss) per share – common stock

Continuing operations – common shareholders	1.57	1.15	(0.01)

Discontinued operations	0.82	(0.16)	(0.90)

Cumulative effect of changes in accounting principles	–	(0.05)	–

	2.39	0.94	(0.91)

Diluted earnings (loss) per share – common stock

Continuing operations – common shareholders	1.55	1.13	(0.01)

Discontinued operations	0.82	(0.15)	(0.90)

Cumulative effect of changes in accounting principles	–	(0.05)	–

	2.37	0.93	(0.91)

(1)
Further to the disposal of the Messer group as of April 1, 2001, Aventis CropScience as of June 3, 2002, and Aventis Animal Nutrition as of April 2, 2002, retroactive adjustments have been made on the above December 31, 2001 and 2000 amounts to present these businesses as discontinued operations.

CONDENSED BALANCE SHEET

I)    Reconciliation of stockholders' equity to U.S. GAAP

		Note		December 31, 2002	December 31, 2001	December 31, 2000
Stockholders'equity under French GAAP				11,335	12,021	10,561
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
•	Trademarks, patents and other intangible assets	(a	)	4,357	6,385	6,397
	– Accumulated amortization and depreciation	(a	)	(1,017)	(674)	(343)
•	Plant and equipment	(a	)	335	522	567
	– Accumulated amortization and depreciation	(a	)	(158)	(120)	(66)
•	Inventories	(d	)	–	–	378
	– Use of inventories	(d	)	–	–	(378)
•	Pensions – unrecognized gain and losses	(a	)	(100)	(100)	(100)
	– Reversal of unrecognized gains and losses amortization	(a	)	30	20	10
•	Equity investments	(a	)	1,581	1,581	1,743
	– Accumulated amortization and depreciation	(a	)	(247)	(162)	(238)
•	Goodwill	(b	)	742	823	823
	– Accumulated amortization and depreciation	(b	)	(82)	(62)	(35)
Adjust to record the purchase price allocation resulting from the recognition of the acquisition of the 40% minority interests in AgrEvo as a purchase acquisition		(i	)
•	Accumulated amortization and depreciation (impairment) resulting from the step-up
	– Goodwill	(b	)	–	(6)	(3)
	– Trademarks, patents and other intangible assets	(a	)	–	(121)	(54)
	– Plant and equipment	(a	)	–	(28)	(14)
•	Write-off of acquired in-process research and development	(c	)	–	(120)	(120)
•	Inventories	(d	)	–	(65)	(65)
•	Dilution gain on the issuance of new shares by Aventis CropScience	(j	)	–	118	118
Adjust for other differences
•	Adjustment for minimum liabilities	(q	)	(734)	(315)	–
•	Investment valuation under FAS 115	(h	)	(66)	118	691
•	Impact of adoption of FAS 142	(m	)	1,048	–	–
•	Adjustments resulting from the application of the French acquisition method based on net book values	(k	)	–	(76)	(76)
•	Accounting for derivative instruments under FAS 133	(i	)
	– Prior period			47	(41)	–
	– Current period			(24)	88	–
•	Other adjustments			(41)	(41)	(30)
Tax effect of U.S. GAAP adjustments		(f	)	(1,225)	(2,285)	(2,587)
Minority interests		(g	)	3	122	80

Stockholders' equity under US GAAP				15,784	17,582	17,258

	2002	2001
Stockholders' equity under U.S. GAAP as of January	17,786	17,258

Net income before remuneration of preferred securities classified in stockholder's equity	1,950	816
Remuneration of preferred securities classified in stockholders' equity	(57)	(78)
Change in translation reserves	(2,567)	416
Dividends	(460)	(393)
Adjustment for minimum liabilities	(466)	(204)
Variations in Fair Market Value of available for sale securities, net of tax	(242)	(331)
Issuance of shares for stock options	48	13
Issuance of shares following exercise of warrants	–	409
Issuance of ordinary shares	147	–
Repurchase of Aventis shares	(327)	(137)
Repurchase of Capital equity notes	(29)	–
Equalization tax on dividend distribution	–	(187)

Stockholders' equity under U.S. GAAP as of December 31	15,784	17,582

II)    Condensed balance sheet as of December 31, 2002 under U.S. GAAP

	December 31, 2002	December 31, 2001 (1)	December 31, 2000 (1)
	(in € million)
Assets
Cash and short-term deposits	756	744	555
Marketable securities	535	846	1,238
Other current assets	8,374	8,498	9,092
Other long-term assets	3,168	3,205	2,417
Discontinued assets (note m)	–	7,459	10,933
Investments	3,445	3,969	4,137
Fixed assets	4,664	5,021	4,617
Intangible assets (excluding goodwill)	4,850	6,351	6,778
Goodwill	11,291	12,416	12,830

Total assets	37,083	48,509	52,597

Liabilities
Short-term liabilities	7,507	7,105	7,611
Corporate debt	4,747	8,927	9,967
Other long-term liabilities	5,238	5,783	5,190
Provision for pension and similar obligations	3,325	3,085	2,967
Discontinued liabilities (note m)	–	5,256	8,364
Mandatorily redeemable partnership interest	238	284	–
Minority interests	155	287	968
Amortizable preferred securities	89	200	272
Shareholders' equity	15,784	17,582	17,258

Total liabilities and shareholders' equity	37,083	48,509	52,597

(1)
Related to the disposal of the Messer group as of April 1, 2001, Aventis CropScience as of June 3, 2002 and Aventis Animal Nutrition as of April 2, 2002 retroactive adjustments have been made on the above December 31, 2001 and 2000 amounts to present these businesses as discontinued operations.

CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)

	December 31, 2002	December 31, 2001	December 31, 2000
	(in € million)
Net income (loss) (after income tax and before remuneration of preferred securities classified in stockholders' equity)	1,950	816	(554)
Elimination of expenses and benefits without effect on cash and increase/(decrease) in operating assets and liabilities	(91)	2,297	1,825

Net cash provided by operating activities	1,859	3,113	1,271
Net cash provided (used) by investing activities	3,239	(720)	(1,441)
Net cash (used) by financing activities	(5,008)	(2,197)	(460)

Effect of exchange rates on cash	(60)	15	4

Decrease/Increase in net cash and cash equivalents	30	211	(626)
Effect of changes in consolidation perimeter on cash	(88)	(58)	(3)
Cash and cash equivalents at beginning of year	814	661	1,290
thereof from discontinued operations	70	106	144
Cash and cash equivalents at end of year	756	814	661
thereof from discontinued operations	–	70	106

NOTES TO THE RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY TO U.S. GAAP

(a)    Purchase price allocation

        The cost of an acquired company is assigned to the assets acquired, including tangible and intangible assets, and liabilities assumed, including pension obligations, on the basis of their fair values at the date of acquisition. The portion of the purchase price allocated to tangible and intangible assets is subsequently depreciated and amortized over the expected useful life of the related assets. Regarding pension obligations, the acquired pension liabilities are adjusted to reflect the projected benefit obligation. This adjustment appears under "other adjustment" caption. Previously existing unrecognized net losses are accordingly eliminated.

(b)  Goodwill

        An excess of cost over the fair value of net assets acquired is recorded as goodwill. Until December 31, 2001, goodwill was amortized over its expected useful life. Such useful life had been estimated to be 30 years. The adjustment at that date was therefore to reverse the historical goodwill (and amortization expense) recorded by the acquired company related to prior acquisitions and recognize the goodwill (and related amortization expense) resulting from the current acquisition.

        The impact of the adoption of FAS 142 is described in note (m).

(c)    Acquired research and development

        Acquired in-process research and development that has no alternative future uses must be charged as an expense at the time of the acquisition.

(d)  Inventories

        This impact results from the use of inventories for which the value has been increased in connection with the purchase price allocation.

(e)    Restructuring

        Certain costs incurred during the acquisition process and in restructuring the acquired businesses are considered in the allocation of purchase consideration.

(f)    Tax effect of U.S. GAAP adjustments

        This reconciliation item includes all tax effects due to the reconciling items except (b), (c) and (m) for which no deferred tax impact is required.

(g)    Minority interests

        As of December 31, 2001 and 2000, this adjustment was to record the 2.43% minority interests in Hoechst that were owned by the Hoechst shareholders who did not exchange their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience that were owned by Schering further to the AgrEvo transaction.

        As of December 31, 2002, this adjustment is to record the 1.96% minority interests in Hoechst that are owned by the Hoechst shareholders who have not exchanged their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience owned by Schering. Further to the divestment of Aventis CropScience in June 2002, no minority interests are reflected with respect to Schering in the December 31, 2002 balance sheet.

(h)  Available-for-sale and Trading investments

Available-for-sale investments

        Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. The 11.8% investment in Clariant has been recorded as an available-for-sale investment (FAS 115). The value of Hoechst's remaining interest in Clariant has therefore been adjusted through equity in order to reflect its market value. The deferred tax liability resulting from such step-up has also been recorded through equity.

        An impairment is recognized on such available-for-sale securities whenever an "other than temporary" decline in market value exists. A significant decline in market value over an extended period of time (for example six to nine months) is generally presumed to qualify as an "other than temporary" decline resulting in an impairment recognition. Accordingly the Group recorded an US$ 76 million (€ 80 million) and an US$ 140 million (€ 157 million) impairment loss with regard to its investment in Millennium Pharmaceuticals under U.S. GAAP as of December 31, 2002 and December 31, 2001 respectively.

        Under French GAAP such investments are classified either as strategic investments or other investments:

    •
    Strategic investments are recorded at cost. An impairment is recorded whenever the value-in-use of a strategic investment is lower than its carrying value. The value-in-use approach includes, among other things, consideration of strategic aspects, derived economic benefits, share market price and long-term holding intention and ability.

    •
    Other investments are carried at the lower of cost or net realizable value.

        Following the application of the value-in-use model, the investment in Millennium Pharmaceuticals has been written down by € 137 million as of December 31, 2002. Under U.S. GAAP, this French GAAP impairment has been reversed as of December 31, 2002, as an US$ 76 million (€ 80 million) and an US$ 140 million (€ 157 million) impairment had already been recorded as of December 31, 2002 and 2001 respectively.

Trading securities

        Under U.S. GAAP, investments classified as trading securities are carried at fair value, with any related unrealized gain or loss recorded as a separate component of the statement of operations. Under French GAAP, such investments are recorded at lower of cost or net realizable value.

(i)    AgrEvo transaction

        In January 2000, Aventis CropScience acquired the remaining 40% minority interests in AgrEvo owned by Schering. Under U.S. GAAP, such transaction has been accounted for on a fair value basis. Adjustments of a nature comparable to those described under (a), (d) and (d) have been accordingly recorded. These adjustments have been reversed as a result of the divestment of Aventis CropScience in June 2002.

        Such acquisition has been paid through the issuance of new shares representing 24% of Aventis CropScience common stock.

(j)    Dilution gain

        In 2000, the issuance by Aventis CropScience of new shares has been treated at Aventis level as a sale of shares (Aventis ownership in Aventis CropScience evolving from 100% to 76%). A gain has accordingly been recognized in the consolidated income statement of Aventis. This adjustment has been reversed as a result of the divestment of Aventis CropScience in June 2002.

(k)    Adjustments resulting from the application of the French acquisition method based on net book value (regulation CRC 99-02, §215)

        In accordance with decisions made and announced in December 1999, the Group has completed during the year 2000 the business combination initiated in 1999. The Group accordingly acquired the remaining 40% minority interests in AgrEvo previously owned by Schering and paid for this acquisition through the issuance of new Aventis CropScience shares. As indicated in Note 10h), this transaction has been recorded in accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215). The recording of this transaction resulted in an increase of the Group consolidated retained earnings and other paid-in capital of € 76 million.

        This French purchase accounting treatment has been neutralized and replaced by the accounting presented in notes (i) and (j).

        In addition, during the twelve-month period ended December 31, 2000, certain non core assets originating from the Hoechst group and identified as non strategic have been divested (HiServ and the Cutting and Welding business of Messer). In accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215), the net result on the disposal of these assets has been recorded through retained earnings for an amount of € 41 million (loss) as of December 31, 2000. For US GAAP purposes, such net result has been recorded in the income statement.

        Finally, during the twelve-month period ended December 31, 2001, the Hoechst's stake in the Messer Group has been divested; to comply with the aforementioned French GAAP requirements, part of the net result on the disposal of this investment has been recorded through retained earnings for an amount of € 52 million (profit). For US GAAP purposes, such net result has been recorded in the income statement.

(l)    Application of FAS 133 "Accounting for Derivative Instruments and Hedging Activities"

        The Financial Accounting Standards Board (FASB) issued in June 1998 and June 2000 the Statements of Financial Accounting Standards No. 133 and No. 138 Accounting for Derivative Instruments and Hedging Activities. These statements are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Group). They require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

        The net transition adjustment as of January 1, 2001 amounted to a net loss of € 41 million (€ 66 million without tax effect). It represents the difference between the amount of retained earnings as of January 1, 2001 and the amount of retained earnings that would have been reported at that date if these new standards had been applied retroactively in prior periods. It relates primarily to the following:

    •
    The Rhodia and Clariant exchangeable bond issued in 1999 contain embedded written call options. These written call options are now reported at their fair value in the balance sheet with changes in their fair value recorded in earnings.

    •
    Certain contracts that no longer qualify for hedge accounting under the new rules are also now reported at their fair value in the balance sheet with changes in their value recorded in earnings.

        The impact for the year ended December 31, 2001 amounted to a profit of € 88 million without tax effect.

        The impact for the year ended December 31, 2002 amounts to a loss of € 24 million without tax effect.

(m)  Application of FAS 141 & FAS 142

        FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets" have been issued in July 2001.

        Under these standards all business combinations shall be accounted for using the purchase method and goodwill and intangible assets with indefinite useful lives shall not be amortized but tested for impairment at least annually. These standards also provide guidelines for new disclosure requirements. They outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of FAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of FAS No. 142 for existing goodwill and other intangible assets have been implemented by the Group effective January 1, 2002.

        The following reporting units have been identified:

    •
    Prescription Drugs

    •
    Vaccines

    •
    Merial

    •
    Aventis Behring

    •
    Other activities

        The first step of the goodwill impairment test (as defined by FAS No. 142), used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill, has been performed in 2002. The carrying values of the reporting units tested did not exceed their respective fair value, therefore the second step of the goodwill impairment test (as defined by FAS No 142), used to measure the amount of impairment loss, was not required.

        French Accounting Standards remain unchanged on that subject. The adjustment is to reverse the French GAAP goodwill amortization charge for the year ended December 31, 2002.

	December 31, 2002	December 31, 2001	December 31, 2000
	(in € million)
Reported net income	1,893	738	(708)

Goodwill amortization	–	680	789
Equity method goodwill	–	35	35
Assembled workforce	–	11	11

Goodwill amortization	–	726	835

Adjusted net income	1,893	1,464	127

Reported basic earnings per share – common stock	2.39	0.94	(0.91)

Adjusted basic earnings per share – common stock	2.39	1.86	0.16

Reported diluted earnings per share – common stock	2.37	0.93	(0.91)

Adjusted diluted earnings per share – common stock	2.37	1.84	0.16

(n)  Application of FAS 144

        FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" has been issued in October 2001.

        This Statement supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. It however retains the fundamental provisions of FAS No. 121 and the requirement of Opinion 30 to report discontinued operations separately from continuing operations. This statement extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of FAS No. 144 have been implemented effective January 1, 2002.

Impairment of Aventis Behring

        The Group announced in 2002 that Aventis Behring was no longer part of its core business and that negotiations were in process to divest this business. This negotiation process is still on-going. In addition, Aventis Behring suffered significant adverse changes in its business climate in 2002.

        The Group accordingly performed an impairment test on Aventis Behring's long-lived assets. The impairment test for this group of assets has been performed on a "held and used" model. Undiscounted and discounted cash flows have been evaluated assuming several alternative scenarios, including divestment. As of December 31, 2002, the carrying value of Aventis Behring's long-lived assets exceeded their undiscounted future cash flows and triggered the recognition of an impairment charge of € 746 million, based on discounted cash flows. This impairment charge has been allocated as follows:

    •
    Step-ups on intangibles and product technology for € 379 million.

    •
    Other intangible assets (including goodwill) for € 143 million.

    •
    Property Plant and Equipments for € 224.

        Under French GAAP, a comparable impairment test has been performed and resulted in the recognition of € 727 million impairment (see note 2).

(o)  Sale of participation in Aventis CropScience, Aventis Animal Nutrition business and Messer

        The Group disposed, in 2002 and 2001, of certain businesses which qualify as components of an entity under FAS 144. These disposed businesses have accordingly been presented as discontinued operations for US GAAP purposes. Major classes of assets and liabilities classified as discontinued are disclosed in the following table:

	December 31, 2001			December 31, 2000
	Aventis CropScience	Animal Nutrition	Total	Aventis CropScience	Animal Nutrition	Messer	Total
	(in € million)
Cash and short term deposits	70	–	70	42	–	64	106
Marketable securities	116	–	116	71	–	–	71
Other current assets	2,704	195	2,899	2,860	196	584	3,640
Other long-term assets	327	5	332	287	28	–	315
Investments	85	12	97	169	19	210	398
Fixed assets	1,061	135	1,196	1,143	295	2,040	3,478
Intangible assets (excluding goodwill)	1,933	8	1,941	2,035	86	102	2,223
Goodwill	808	–	808	702	–	–	702

Total assets	7,104	355	7,459	7,309	624	3,000	10,933

Short-term liabilities	889	135	1,024	726	195	382	1,303
Corporate debt	1,682	59	1,741	2,706	84	1,656	4,446
Other long-term liabilities	955	13	968	1,085	94	407	1,586
Provisions for pension and similar obligations	250	12	262	260	15	–	275
Minority interests	1,261	–	1,261	508	–	246	754

Total discontinued liabilities	5,037	219	5,256	5,285	388	2,691	8,364

(p)  Other impairment differences

        In connection with its creation on December 15, 1999, Aventis announced its intent to dispose of several administrative buildings in the coming years. Such buildings were still held and used as of December 31, 1999.

        Under French GAAP, the impairment of administrative buildings must be recorded whenever circumstances demonstrate that the occurrence of a loss (based on the expected proceeds) is probable, even if such buildings are still held and used. Under U.S. GAAP, the impairment of assets held and used must be measured based on expected cash flows (FAS 121). When cash flows are not available at a low enough level to measure impairment (e.g. administrative buildings), reviews of depreciation policies are made.

        This difference in approach resulted in additional impairment as of December 31, 1999 under French GAAP. Such impairments have been reversed for U.S. GAAP purposes as of December 31, 1999 and recognized in 2000, upon disposal of the related assets.

(q)  Application of FAS 87 "Adjustment for Minimum Liabilities"

        U.S. GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the reported accrued pension costs, fair value of plan assets and prepaid pension costs. This excess, if any, is recorded as a reduction of equity, net of tax, for the portion exceeding the unamortized prior service cost (Note 14).

(r)    New accounting pronouncements

        In the course of 2001 and 2002, the Final Accounting Standards Board (FASB) issued several new standards.

    •
    FAS No. 143 "Accounting for Asset Retirement Obligations"

    This standard requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalized cost recognized as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. The provisions of FAS No. 143 are required to be implemented effective January 1, 2003.

    The company is currently evaluating the potential impact of those recently issued standards on its consolidated financial statements.

    •
    FAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" has been issued in April 2002.

    Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the criteria in Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual of infrequent or that meet the criteria for classification as an extraordinary item. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale leaseback transactions.

    Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions.

    The provisions of FAS 145 is required to be implemented effective January1, 2003. The company is currently evaluating the potential impact of those recently issued standards on its consolidated financial statements.

    •
    FAS 146 "Accounting for Costs associated with Exit or Disposal Activities" has been issued on July 13, 2002.

    This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue 94-3. Prior to the issuance of this statement, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability.

    The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The company is currently evaluating the potential impact of those recently issued standards on its consolidated financial statements.

    •
    FAS 147 "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB interpretation No. 9 has been issued on October 1, 2002.

    Aventis activities are out of the scope of this statement.

    •
    FAS 148 "Accounting for Stock-Based Compensation. Transition and Disclosure—an amendment of FASB Statement No. 123"

    This statement amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

      The company does not apply the fair value method for the moment, and applies the disclosures requirements specified in the FAS 148.

(s)    FIN 46 Consolidation of Variable Interest Entities

        On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under (a) the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The initial application of FIN 46 depends on the date that the VIE was created: it is effective immediately for VIEs created after January 31, 2003 and effective no later than the beginning of the first interim or annual reporting period that starts after June 15, 2003, for VIEs created before February 1, 2003.

        The Group is currently assessing the potential impact of the adoption of FIN 46. However, the Group did not identify any entity in which it holds a variable interest and which would be considered to be a VIE once the Interpretation goes into effect.

AVENTIS GROUP

Report of Independent Auditors

        Our report dated February 4, 2003 on the consolidated financial statements of Aventis is included on page F-3 of this Form 20-F. In connection with our audits of such consolidated financial statements, we have also audited the related 2000, 2001 and 2002 financial statements schedules listed on page F-1 of this Form 20-F.

        In our opinion, the financial statements schedules referred to above presents fairly, in all material respects, the information set forth therein, when read in conjunction with the related consolidated financial statements taken as a whole.

Paris, February 4, 2003

PricewaterhouseCoopers
Independent Auditors

AVENTIS GROUP

SCHEDULE II

        Aventis Group Valuation and Qualifying Accounts

	December 31, 2001	Charged to cost and expense	Other movements*	Deductions*	December 31, 2002
	(all figures in € million)
Valuation allowances on long-term assets
I – Deposits and long-term receivables	(29)	(6)	(45)	5	(75)
II – Deferred charges and other assets	(279)	(48)	(61)	3	(385)
III – Deferred tax assets	(429)	–	241	72	(116)
	December 31, 2001	Income statement (charge)/ income	Other movements*	December 31, 2002
Valuation allowances on short-term assets
I – Inventories	(296)	30	93	(173)
II – Net trade account and receivables	(338)	(29)	231	(136)
III – Other provisions	(72)	12	2	(58)
IV – Deferred tax assets	(77)	–	59	(18)
	December 31, 2000	Charged to cost and expense	Other movements*	Deductions*	December 31, 2001
	(all figures in € million)
Valuation allowances on long-term assets
I – Deposits and long-term receivables	(35)	1	5	–	(29)
II – Deferred charges and other assets	(240)	(67)	28	–	(279)
III – Deferred tax assets	(393)	(53)	17	–	(429)
	December 31, 2000	Income statement (charge)/ income	Other movements*	December 31, 2001
Valuation allowances on short-term assets
I – Inventories	(311)	6	9	(296)
II – Net trade account and receivables	(375)	15	22	(338)
III – Other provisions	(60)	(12)	–	(72)
IV – Deferred tax assets	(29)	–	(48)	(77)

	December 31, 1999	Charged to cost and expense	Other movements*	Deductions*	December 31, 2000
	(all figures in € million)
Valuation allowances on long-term assets
I – Deposits and long-term receivables	(14)	(14)	(9)	2	(35)
II – Deferred charges and other assets	(209)	(50)	(5)	24	(240)
III – Deferred tax assets	(231)	(147)	(17)	2	(393)
	December 31, 1999	Income statement (charge)/ income	Other movements*	December 31, 2000
Valuation allowances on short-term assets
I – Inventories	(263)	(12)	(36)	(311)
II – Net trade account and receivables	(373)	8	(10)	(375)
III – Other provisions	(18)	(6)	(36)	(60)
IV – Deferred tax assets	(5)	(4)	(20)	(29)

        * "Other movements" and "Deductions" relate principally to the following elements:

    •
    Change of structure (difference in the companies consolidated, due mainly to acquisitions and dispositions);

    •
    Currency translation effect.

Item 19.    Exhibits

1	By-Laws of Aventis (as amended on January 7, 2003)
2.1	Instrument defining rights of holders of American Depositary Shares each representing one Ordinary Share
Incorporated by reference to Exhibits 4.1 and 4.2 of the Registration Statement on Form F-3 (Registration No. 33-7730) dated October 20, 1997
2.2	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A
Incorporated by reference to Item 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989
4.1	Stock Purchase Agreement dated October 2, 2001 between Aventis, Hoechst AG and Bayer AG
Incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F (Commission File No. 1-18378) filed with the Commission on April 8, 2002
8	List of Significant Subsidiaries of Aventis
10.1	Description of Share Capital
Incorporated by reference to the captions "Description of Aventis Share Capital" and "Comparison of the Rights of Shareholders of Hoechst and Aventis" found on pages 195-211 of the prospectus included in the Registration Statement on Form F-4 filed on October 13, 1999
10.2	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)
23.1	Consent of Independent Accountants
99.1	Aventis Sustainability Report for 2002

        Aventis agrees to furnish to the SEC, upon request, copies of any instruments that define the rights of holders of long-term debt of Aventis that are not filed as exhibits to this Annual Report.

E-1

E-2

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aventis (Registrant)
by:	/s/ IGOR LANDAU (Signature) Igor Landau Chairman of the Management Board

Date: March 7, 2003

Certification

I, Igor Landau, certify that:

1.
I have reviewed this annual report on Form 20-F of Aventis;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 7, 2003

/s/  IGOR LANDAU

Igor Landau
Chairman of the Management Board

Certification

I, P. Langlois, certify that:

1.
I have reviewed this annual report on Form 20-F of Aventis;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 7, 2003

/s/  PATRICK LANGLOIS

Patrick Langlois
Vice Chairman of the Management Board and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1	By-Laws of Aventis (as amended on January 7, 2003)
2.1	Instrument defining rights of holders of American Depositary Shares each representing one Ordinary Share
Incorporated by reference to Exhibits 4.1 and 4.2 of the Registration Statement on Form F-3 (Registration No. 33-7730) dated October 20, 1997
2.2	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A
Incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989
4.1	Stock Purchase Agreement dated October 2, 2001 between Aventis, Hoechst AG and Bayer AG
Incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F (Commission File No. 1-18378) filed with the Commission on April 8, 2002
8	List of Significant Subsidiaries of Aventis
10.1	Description of Share Capital
Incorporated by reference to the captions "Description of Aventis Share Capital" and "Comparison of the Rights of Shareholders of Hoechst and Aventis" found on pages 195–211 of the prospectus included in the Registration Statement on Form F-4 filed on October 13, 1999
10.2	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)
23.1	Consent of Independent Accountants
99.1	Aventis Sustainability Report for 2002