Form 20-F
period 2003-12-31
AVENTIS
filed 2004-03-08
CIK 807198

Use these links to rapidly review the document

TABLE OF CONTENTS TO THE OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
AVENTIS GROUP INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Item 19. Exhibits

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 1-18378

Aventis
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant's name into English)	Republic of France (Jurisdiction of incorporation or organization)

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

        Ordinary Shares, nominal value € 3.82 per Share: 802,292,807

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

        Unless otherwise stated, the translations into dollars have been made at the rate of € 1.00 = $ 1.2597, the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. See "Exchange Rate Information" for information regarding the French franc/U.S. dollar exchange rate from January 1, 1998, to December 31, 1998, and the euro/U.S. dollar exchange rate since January 1, 1999.

        Unless otherwise indicated, the financial information relating to Aventis contained in this Annual Report has been prepared in accordance with accounting principles generally accepted in France (commonly known as French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (commonly known as U.S. GAAP). See Note 34 to the Aventis Consolidated Financial Statements in this Annual Report for the years ended December 31, 2003, 2002 and 2001 included as part of Item 18 of this Annual Report for a description of the principal differences between French GAAP and U.S. GAAP as they relate to Aventis and its consolidated subsidiaries as well as a reconciliation to U.S. GAAP of net income and stockholders' equity.

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

        Social and environmental information included in the Management Board report to be presented to the 2004 Annual General Meeting, in accordance with French Commercial Law, are presented in the Aventis Sustainability Report for 2003, which we have included as Exhibit 99.1 to the present 2003 Aventis Annual Report on Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Statements in this Annual Report regarding management's expectations, targets or intentions or to the future performance or circumstances of Aventis, including among other things, statements containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements that are based on the current expectations and estimates of Aventis management, and are subject to risks and uncertainties. Actual results may differ materially depending on factors that may include, but are not limited to, any of the following:

    •
    failure to achieve sales goals due to competition or market acceptance of our products;

    •
    successful introduction of generic competitors to any of our strategic brands;

    •
    unexpected negative results from research and development or clinical trials of current product candidates;

    •
    failure to obtain, or unexpected delays in obtaining, new product and therapeutic indication regulatory approvals;

i

    •
    unfavorable exchange rate movements, particularly between the U.S. dollar and the euro;

    •
    delay in, or failure to achieve expected levels of net proceeds from, sales of assets;

    •
    introduction of new or revised regulations or requirements pertaining to product approval, product safety, environmental protection or manufacturing processes;

    •
    regulatory actions that are either unexpected or inopportunely timed;

    •
    attempts by third parties to obtain ownership or control of Aventis without the support of Aventis management;

    •
    patent protection that proves ineffective;

    •
    unexpected litigation costs or liabilities; and

    •
    other risks and uncertainties that are difficult to predict.

        See "Item 3. Key Information — Risk Factors" for further information regarding risks and uncertainties that could cause actual results to differ materially from these forward-looking statements.

USE OF BRAND NAMES IN THIS REPORT

        Brand names appearing in italics throughout this Annual Report are trademarks of Aventis and/or its affiliates, with the exception of:

    —
    trademarks used or that may be used under license by Aventis and /or its affiliates, such as Actonel, a trademark of the Group Procter & Gamble Pharmaceuticals, Alvesco, a trademark of the Group Altana Pharma AG, Campto, a trademark of the Group Kabushiki Kaisha Yakult Honsha, Copaxone, a trademark of the Group Teva Pharmaceutical Industries, DiaPep277, a trademark of Peptor Ltd, Exubera, a trademark of the Group Pfizer Products Inc., Genasense, a trademark of Genta Inc in the USA, Tavanic, a trademark of the Group Daiichi Pharmaceutical Co. Ltd., Mutagrip, a trademark of Institut Pasteur, Vasten, a trademark of the Group E.R. Squibb & Sons, Inc.

    —
    trademarks sold by Aventis and/or its affiliates, such as Ansiolin, a trademark of the Group Almirall Prodesfarma S.p.A., Cardizem, a trademark of the Group Biovail only in the USA, Carafate, Sulcrate, Bentyl, Bentylol and Proctosedyl (only in the U.S. and Canada), and Delursan, trademarks of the Group Axcan Pharma Inc., Colchimax, a trademark of Laboratoire de l'Opocalcium in France, Ionamin, a trademark of the Group Medeva Pharmaceutical Manufacturers Inc. except in Canada and Spain, StarLink, a trademark of the Group Bayer AG, Suvenyl, a trademark of the Group Chugai Pharmaceutical Co.Ltd, Synercid, a trademark of King Pharmaceuticals.

    —
    Arixtra, a trademark of the Group Sanofi-Synthélabo, Cipro in the U.S., a trademark of Bayer AG, Claritin, a trademark of the Group Schering Corporation, Ivomec, Eprinex, Frontline, trademarks of Merial and Hexavac, a trademark of Aventis Pasteur MSD.

Items(*)
Item 3	Key Information
Selected Financial Data
Exchange Rate Information
Risk Factors
Item 4	Information on the Company
Profile and Strategy
Products
Research and Development
Property, Plant and Equipment
Markets
Non-Core Business
Item 5	Operating and Financial Review and Prospects
Results of Operations: 2003 compared to 2002
Results of Operations: 2002 compared to 2001
Item 6	Directors, Senior Management and Employees
Item 7	Major Shareholders and Related-Party Transactions
Item 8	Financial Information
Item 9	The Offer and Listing
Markets
Trading Practices and Procedures
Item 10	Additional Information
Share Capital and By-Laws
Taxation
Item 11	Quantitative and Qualitative Disclosure about Market Risk
Item 15	Controls and Procedures
Item 16A	Audit Committee Financial Expert
Item 16B	Code of Ethics
Item 16C	Accountants' Fees and Services
Item 18	Consolidated Financial Statements
Item 19	Exhibits

(*)
Items 1, 2, 12 and 17 are not required for this annual report on Form 20-F. Items 13 and 14 are not applicable to Aventis for the period covered by this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable.

Item 3.    Key Information

Selected Financial Data

        The tables below set forth selected consolidated financial data for Aventis for each of the five years during the period ended December 31, 2003, prepared in accordance with generally accepted accounting principles in France. These financial data are derived from the Aventis Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent auditors. The selected consolidated financial data for 2001, 2002 and 2003 should be read in conjunction with the Aventis Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See "Item 18. Consolidated Financial Statements" for further information.

        The generally accepted accounting principles in France (known as French GAAP) as applied by Aventis differ in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of the principal differences as they relate to Aventis, and a reconciliation of net income and total stockholders' equity for the three years ended December 31, 2003, 2002 and 2001 to U.S. GAAP, see Note 34 to the Aventis Consolidated Financial Statements included in this Annual Report at Item 18.

Aventis Selected Consolidated Financial Data

	For the year ended and as of December 31,
	2003(1)	2003	2002	2001	2000	1999(2)
	$	€	€	€	€	€
	(in millions, except for the number of ordinary shares, which is in thousands, and the per share data)
Income statement data:
Net sales	22,442	17,815	20,622	22,941	22,304	12,598
Operating income (loss)	4,623	3,670	2,830	3,639	617	(544)
Income (loss) before taxes and minority interests	3,667	2,911	3,692	2,886	(25)	(823)
Provision for income taxes	(1,170)	(929)	(1,430)	(1,111)	(60)	42
Minority interests	(37)	(29)	(86)	(142)	(85)	(70)
Net income (loss) before preferred remuneration	(2,460)	1,953	2,176	1,633	(29)	(851)
Preferred remuneration(3)	(66)	(52)	(85)	(128)	(118)	(119)
Net income available for distribution to common shareholders or (loss)(4)	(2,395)	1,901	2,091	1,505	(147)	(970)
Basic earnings (loss) per ordinary share	3.05	2.42	2.64	1.91	(0.19)	(2.49)
Diluted earnings (loss) per ordinary share	3.04	2.41	2.61	1.89	(0.19)	(2.49)
Dividend per ordinary share(5)			0.70	0.58	0.50	0.45
Average number of ordinary shares outstanding	785,906	785,906	793,412	787,554	780,546	390,148

	For the year ended and as of December 31,
	2003(1)	2003	2002	2001	2000	1999(2)
	$	€	€	€	€	€
	(in millions, except for the number of ordinary shares, which is in thousands, and the per share data)
Balance sheet data:
Working capital(6)	780	619	(832)	(1,154)	(1,099)	(2,913)
Property, plant and equipment, net	5,203	4,130	4,455	5,740	7,498	7,496
Total assets	35,621	28,277	31,073	39,234	42,183	41,578
Long-term debt(7)	3,978	3,158	1,787	4,652	8,216	6,437
Other long-term liabilities	6,753	5,361	6,987	7,225	6,994	5,944
Net debt(8)	4,988	3,960	3,452	9,195	13,133	12,270
Minority interests in net assets of consolidated subsidiaries	210	167	159	913	1,029	1,460
Amortizable preferred securities	–	–	89	200	272	325
Stockholders' equity	13,144	10,434	11,335	12,021	10,561	10,371
Capital stock(9)	4,719	3,746	3,899	3,917	3,880	3,869
Other operating data:
Capital expenditures	1,053	836	1,000	1,245	1,570	746
Research and development expenses	3,683	2,924	3,420	3,481	3,479	1,475

(1)
Dollar amounts provided for convenience only and are translated at the Noon Buying Rate in effect on December 31, 2003 (€ 1.00 = $ 1.2597).
(2)
The Aventis Consolidated Financial Statements consolidate Hoechst from December 15, 1999.
(3)
Preferred remuneration consists of payments with respect to (a) Preferred Shares Series A, (b) Amortizable Preferred Securities, (c) Participating Shares Series A and (d) Capital Equity Notes.
(4)
Common shares consist of Ordinary Shares "A."
(5)
The dividend for 2003 will be proposed at the Annual General Meeting in April 2004 and is subject to approval by shareholders.
(6)
Working capital is defined as total current assets minus total current liabilities.
(7)
Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.
(8)
Net debt is defined as bank overdrafts, current portion of long-term debt, short-term and long-term borrowings minus cash, short-term deposits and marketable securities.
(9)
Consisting of ordinary shares, capital equity notes, preference shares and participating shares. See Note 10 to the Aventis Consolidated Financial Statements included in this Annual Report.

	For the year ended and as of December 31,
	2003(1)	2003	2002	2001	2000	1999(2)
	$	€	€	€	€	€
	(in millions, except for the number of ordinary shares, which is in thousands, and the per share data)
U.S. GAAP data(10)
Income statement data:
Net sales	21,214	16,841	17,649	16,609	16,121	12,415
Co-promotion income	317	252	161	151
Operating income (loss)	5,063	4,020	3,797	2,742	172	(2,990)
Income taxes	(1,117)	(887)	(1,239)	(772)	118	(728)
Minority interests	(36)	(29)	(43)	(49)	(18)	(19)
Net income from continuing operations	3,016	2,394	1,788	983	78	(3,509)
Net income (loss) before remuneration of preferred securities classified in stockholders' equity	2,610	2,072	1,950	816	(623)	(3,026)
Remuneration of preferred securities classified in stockholders' equity(4)	(55)	(44)	(57)	(78)	(85)	(4)
Net income (loss) – common shareholders	2,555	2,028	1,893	738	(708)	(3,030)
Basic earnings (loss) – continuing operations – common shareholder	3.77	2.99	2.18	1.15	(0.01)	(7.86)
Diluted earnings (loss) – continuing operations – common shareholder	3.75	2.98	2.16	1.13	(0.01)	(7.86)
Basic earnings (loss) per share – common stock	3.25	2.58	2.39	0.94	(0.91)	(6.78)
Diluted earnings (loss) per share – common stock	3.24	2.57	2.37	0.93	(0.91)	(6.78)

	For the year ended and as of December 31,
	2003(1)	2003	2002	2001	2000	1999(2)
	$	€	€	€	€	€
	(in millions, except for the number of ordinary shares, which is in thousands, and the per share data)
Balance sheet data:
Working capital(6)	1,019	809	141	(784)	3,818	3,094
Property, plant and equipment, net	5,420	4,303	4,378	4,429	4,617	8,273
Total assets	42,773	33,955	37,083	48,509	52,597	52,229
Long-term debt(7)	3,978	3,158	1,787	4,579	6,653	6,437
Other long-term liabilities	8,550	6,787	8,483	8,642	8,157	9,337
Minority interests in net assets of consolidated subsidiaries	223	177	155	287	968	1,485
Amortizable preferred securities		—	89	200	272	325
Stockholders' equity	18,497	14,684	15,784	17,582	17,258	17,603
Capital stock(9)	4,719	3,746	3,899	3,917	3,880	3,869
Number of ordinary shares outstanding	802,293	802,293	799,474	795,622	785,879	779,816
U.S. GAAP Other operating data:
Capital expenditures	1,053	836	1,000	1,245	1,570	877
Research and development expenses	3,607	2,863	3,143	2,896	2,936	4,944
Dividend per ordinary share(5)	—	—	0.70	0.58	0.50	0.45
Net debt(8)	4,914	3,901	3,468	7,317	8,174	11,484

(1)
Dollar amounts provided for convenience only and are translated at the Noon Buying Rate in effect on December 31, 2002 (€ 1.00 = $ 1.2597).
(2)
For French GAAP purposes, the Aventis consolidated Financial Statements consolidate Hoechst from December 15, 1999. For French GAAP purposes, the Aventis Consolidated Financial Statements for 1998 do not consolidate any contributions from Hoechst. For U.S. GAAP purposes, the formation of Aventis was accounted for as a reverse acquisition as of December 15, 1999.
(3)
Remuneration of preferred securities classified in Stockholders' equity consist of payments with respect to (a) Preferred Shares Series A, (b) Participating Shares Series A and (c) Capital Equity Notes.
(4)
Common shares consist of Ordinary Shares "A".
(5)
The dividend for 2003 will be proposed at the Annual General Meeting in April 2004 and is subject to approval by shareholders.
(6)
Working capital is defined as total current assets minus total current liabilities.
(7)
Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.
(8)
Net debt is defined as bank overdrafts, current portion of long-term debt, short-term and long-term borrowings minus cash, short-term deposits and marketable securities.
(9)
Consisting of ordinary shares, capital equity notes, preference shares and participating shares. See Note 10 to the Aventis Consolidated Financial Statements included in this Annual Report.
(10)
Discontinued operations of 2003 have been restated in 2002 and 2001; discontinued operations of 2002 and 2001 have been restated in 2001 and 2000; such information is not reasonably available for prior years. Discontinued operations occurring in 1999 were disclosed in 1999.

Exchange Rate Information

        For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of € 1.00 = $ 1.2597, the Noon Buying Rate for the euro on December 31, 2003. The "Noon Buying Rate" is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (ADSs) on the New York Stock Exchange and the U.S. dollar value of any dividends we may declare.

        The following table shows the euro/U.S. dollar exchange rate for 1999 through February 2004 based on the Noon Buying Rate expressed in euros per U.S. dollar.

Selected Exchange Rate Information

	Period-end rate	Average rate(1)	High	Low
Month
Euro/U.S. dollar(2)
February 2004	€0.80	€0.79	€0.80	€0.78
January 2004	0.80	0.79	0.81	0.78
December 2003	0.79	0.81	0.83	0.79
November 2003	0.83	0.85	0.88	0.83
October 2003	0.86	0.85	0.86	0.85
September 2003	0.86	0.89	0.92	0.86
Year
Euro/U.S. dollar(2)
2003	€0.79	€0.88	€0.97	€0.79
2002	0.95	1.05	1.16	0.95
2001	1.12	1.12	1.19	1.05
2000	1.07	1.09	1.21	0.97
1999	0.99	0.94	1.00	0.85

(1)
The average rate of the Noon Buying rate for euros on the last business day of each month during the relevant period.
(2)
Originally published as U.S. dollar/euro.

Risk Factors

        Important factors that could cause actual results to differ materially from our expectations are disclosed in this Annual Report, including without limitation those described under "Cautionary Statement Regarding Forward-Looking Statements" and the following risk factors. In addition to the risks listed below, we may be subject to other material risks that are not currently known to us or that we deem immaterial at this time.

  Risks Related to our Business

If research and development does not yield new products that achieve commercial success, we will not realize our business growth expectations.

        Like other major pharmaceutical companies, we devote substantial resources to research and development with the goal of maintaining a continuous flow of innovative products through our research and development pipeline to marketing approval. For a number of reasons, including the lengthy product development process, technological challenges, and intense competition, we cannot assure you that any of our products currently under development, or for which we may begin the development process, will be marketed and achieve substantial commercial success. If we are not able to maintain a continuous flow of successful new products to cover our substantial research costs and replace sales that are lost as older products approach the end of their commercial life cycles or are displaced by competing products or therapies, we will not be able to maintain our current levels of sales or operating results.

Patent protection may prove ineffective. Loss of effective patent protection on one or more products could result in lost sales to competing products and negatively affect our sales and operating results.

        We own, have applied for, or are licensed under, numerous patents relating to our products. During the period in which a brand-name pharmaceutical product's active ingredient is subject to patent protection and any applicable period of regulatory exclusivity, the product may be subject to competition only from alternative therapies and alternative products using different active ingredients. Following expiration of patent protection for the active ingredient, however, a brand-name product is likely to face additional competition through the entry into the market of "generic" products containing the same active ingredient. In the United States, if such a product demonstrates "bioequivalence," or the ability to maintain blood levels of active ingredient equivalent to the brand-name product, it may be approved for marketing without the costly and time-consuming development efforts and testing required for the original brand-name product. The entry of a generic product into the market typically is followed by a substantial decline in the brand-name product's market share and sales revenues. The extent to which generic competition can be expected to affect sales and margins of the original brand-name product in a given market depends on such factors as whether demand for the therapy will support multiple producers, the time and expense involved in obtaining marketing approval for the generic, the relative ease or difficulty of manufacturing the product, and the ability of the brand-name product's manufacturer to develop new or different patented formulations with substantially improved characteristics, such as ease of administration.

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

        In the United States, the effectiveness of patent protection for prescription drugs (other than biologicals) is significantly influenced by the Hatch-Waxman Act of 1984, which provides that a newly approved drug or indication will receive a statutory period of marketing exclusivity (five years for a new drug and three years for a new indication for an existing drug) during which the U.S. Food and Drug Administration (FDA) will not grant marketing approval to generic competitors, even in the absence of patent protection on the original product. The same Act, however, has greatly accelerated the approval process for generic competitors using the same active ingredients once the statutory exclusivity (also referred to as "data exclusivity") has expired and may actually encourage more aggressive legal challenges to the patent protection of brand-name products. In recent years, legislators and interest groups have made various proposals to amend the Hatch-Waxman Act to accelerate further the marketing of generic versions of brand-name pharmaceutical products, including an amendment adopted as part of the Medicare Prescription Drug and Modernization Act of 2003. Any such proposal that is enacted into law could reduce the effectiveness of patent and regulatory protection afforded by current law and have a substantial negative effect on sales of our affected products.

        Our pharmaceutical products are subject to the limitations of patent protection and Hatch-Waxman exclusivity described above and may be subject to increased risk of competition from generics approved under the FDA's accelerated approval process thereafter. Loss of effective patent protection on one or more of our products could lead to significant losses of sales and negatively affect our future operating results. Currently, we are involved in litigation challenging the effectiveness of patents related to a number of products, and challenges to other products may be expected in the future. See "Item 4. Information on the Company — Markets — Intellectual Property" for a description of the U.S. patent and "data exclusivity" coverage of our principal products, including expected expirations for some strategic brands, and "Item 8. Financial Information — Information on Legal or Arbitration Proceedings — Patents — Allegra Litigation" and "— Lovenox Reissue/Generic Filing" for a description of patent litigation relating to Allegra, a seasonal allergy drug and our top-selling product and Lovenox, for the treatment of deep vein thrombosis

Claims of patent infringement against us may subject certain products to uncertainty, which could adversely affect our prospects for growth and negatively affect our operating results.

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

        Allegra/Telfast, our biggest-selling product in 2003 accounting for approximately 10% of our net sales, may face competition from lower-priced generic or over-the-counter (OTC) versions of Allegra as patent and regulatory exclusivity expire, as well as increased competition from generic or OTC versions of competitors' products. OTC and generic drugs generally are priced significantly lower than brand-name prescription drugs. If Allegra or any of its principal competitors were to be sold as generic products or switched to OTC status, Allegra could face substantial additional competitive pressures, which could have a substantial, and possibly rapid, negative effect on our operating results. The U.S. patent covering the active ingredient in Allegra has expired. U.S. regulatory exclusivity for Allegra tablet formulations expired in the third quarter of 2003.

        In May 2001, a majority of the members of an FDA joint Advisory Committee recommended that Allegra and two competing drugs be "switched" from prescription to OTC status as requested in a citizen petition filed by certain managed care organizations. The FDA has not publicly acted on the citizen petition, and it is not possible to predict what action, if any, the FDA might take. However, in November 2002, the FDA approved a change from prescription to OTC status for one of these competing drugs, Claritin, at the request of its maker, and marketing of OTC versions of Claritin has begun. In addition, Aventis has been notified that six generic pharmaceutical companies are seeking FDA approval to market generic versions of Allegra products in the U.S. Aventis has filed patent infringement lawsuits against all of these companies. If we lose patent protection for Allegra in the U.S., we estimate that the negative impact on our annual sales and net earnings per share could be as high as approximately € 1.2 billion and approximately € 0.50, respectively. See "Item 4. Information on the Company — Markets — Intellectual Property" and "Item 8. Financial Information — Information on Legal or Arbitration Proceedings — Patents — Allegra Litigation" for further information.

        Arava, which accounted for net sales of € 255 million in 2003, is the subject of a citizen petition submitted to the FDA in March 2002, by Public Citizen, a U.S. advocacy organization, seeking removal of Arava from the market due to alleged serious side effects, primarily rare adverse liver events. Although cases of adverse events, including serious events, have been reported during treatment with Arava, many patients with rheumatoid arthritis take multiple drugs and have other serious medical conditions, which make it difficult to assess causality. The labeling for Arava has warned of the potential for adverse liver events for some time, and recommends periodic liver enzyme monitoring. We believe that Arava is safe and effective when used as directed. Although in March 2003, the FDA advisory committee that reviewed the safety profile of Arava agreed unanimously that Arava has a positive benefit-risk profile for its current indications, we cannot assure you that the FDA will not ultimately grant the petition, which would have a material adverse effect on our future sales of this product.

        In 2003, Aventis filed patent infringement lawsuits in the U.S. against two companies that had filed applications for generic versions of Lovenox. Aventis also filed an application for reissuance of the patent asserted in the litigation. See "Item 4. Information on the Company — Markets — Intellectual Property" and "Item 8. Information on Legal or Arbitration Proceedings — Patents — Lovenox Reissue/Generic Filing" for further information. Other strategic brands, including Taxotere, DDAVP and Delix/Tritace, also may be subject to generic competition in the future. See "Item 4. Information on the Company — Markets — Intellectual Property" and "Item 5. Operating and Financial Review and Prospects — Aventis Core Business Financial Information and Analysis for 2003 and 2002" for further information. If we do not successfully defend these strategic brands from generic competition, our revenues from these products would likely decline with a material adverse effect on our net sales.

Our planned dispositions of non-core businesses may not allow us to reduce debt and reposition Aventis in the time frame currently envisaged.

        A major component of our strategy to position Aventis as a pure pharmaceutical group involves the divestment of our remaining industrial and other non-core activities. In December 2000, we agreed to sell our stake in Wacker-Chemie GmbH to the Wacker family in two stages. The first stage was carried out in January 2001. We are continuing to try to reach agreement with the purchasers concerning the terms and the timing of the second stage of the transaction. However, we cannot assure you that the transaction will be consummated, or that it will be consummated on the terms or in the time frame currently envisaged. In December 2003, we agreed to sell our therapeutic proteins business to CSL Limited with a closing expected in the first half of 2004 subject to receipt of regulatory approvals and other closing conditions. If either sale is not ultimately consummated, we can give no assurance as to the timing or financial terms of our disposal of our remaining interest in these businesses in later transactions. A reduction, or delay in the realization, of the related proceeds would delay completion of our debt reduction plans. We can give no assurances as to the timing or financial terms of the disposal of our remaining non-core businesses, including our 15.3% interest in Rhodia.

Use of biologically derived ingredients may face consumer resistance, which could negatively affect sales and cause us to incur substantial costs.

        In line with industry practice, we manufacture our therapeutic proteins, vaccines and many of our prescription pharmaceutical products with ingredients derived from human, animal or plant tissue. Most of these products cannot be made economically, if at all, with synthetic ingredients. We subject our products incorporating these ingredients to extensive tests and believe them to be safe. There have been instances in the past where the use of biologically derived ingredients by Aventis or its competitors has been alleged to be an actual or theoretical source of harm, including infection or allergic reaction. Such allegations have on occasion led to damage claims and increased consumer resistance to such ingredients generally. A substantial claim of harm caused by a product incorporating biologically derived ingredients may lead us to incur potentially substantial costs as a result of, among other things, litigation of claims, product recalls, adoption of additional safety measures, manufacturing delays, investment in consumer education, and development of synthetic substitutes for ingredients of biological origin. Such claims also could further increase consumer resistance, with a corresponding negative effect on sales.

Substantial product liability claims, if successful, could negatively affect financial results.

        Pharmaceutical companies historically have been subject to large claims for damages allegedly resulting from the use of their products. We are involved in litigation relating to a number of such claims. Awards of damages, settlement amounts, and fees and expenses resulting from such product liability claims, to the extent not covered by insurance, could have a material adverse effect on the operating results, cash flows and financial position of Aventis. In addition, available policy limits and coverage terms for product liability insurance for pharmaceutical companies have become much more restrictive. See "— Notes to the Consolidated Financial Statements — Note 25 — Legal and Arbitral Proceedings — Products" for further information on product liability claims involving Aventis.

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

        For further information regarding these matters, see "Notes to the Consolidated Financial Statements — Note 25 — Legal and Arbitral Proceedings — Compliance — Pharmaceutical Industry Antitrust Litigation," "— Government Investigations — Pricing and Marketing Practices," "— Class Action Suits — Pricing and Marketing Practices," "— Vitamin Antitrust Litigation," "Methionine Antitrust Litigation," "—Cipro Litigation," "— Cardizem Antitrust Litigation," "— Methylglucamine Inquiry," "— Lovenox Antitrust Litigation," "— Brazilian Antitrust Claims," and "— Sorbates Industry Investigation."

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

        We establish provisions to cover potential costs and liability for litigation and environmental matters, including costs and liabilities related to certain of our discontinued operations that we retain by law or agreement. We believe that such provisions (together with insurance proceeds in cases where our liability would be covered by insurance) are reasonably adequate to cover substantially all costs and damages against us in such cases, based on current facts and circumstances, our prior experience with similar matters, the number of claims, and the anticipated cost of administering, defending and, in some cases, settling such claims. Such provisions are reviewed regularly for adequacy, and may be revised if we believe that developments make it appropriate. Our provisions depend on our assumptions concerning the probability of loss and our ability to estimate likely damages. Additionally, even risks correctly assessed as remote may in fact materialize and cause substantial harm. As a result, we cannot assure you that our litigation and environmental provisions will be adequate or that we will fully recover claims under our insurance policies in connection with such matters.

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

The manufacture of our products is technically complex, and unforeseen events, limited supply of raw materials and supply interruptions can delay the launch of new products, reduce sales and negatively affect operating results.

        Many of our products are manufactured using technically complex processes requiring specialized raw materials and other components. The complexity of these processes subject us to the risk of production problems, the investigation and remediation of which can cause production delay and additional expense, lost sales, and with respect to new products, can potentially delay a planned launch.

        Third parties supply us with a substantial portion of our specialized components and raw materials. Some raw materials are not widely available from sources we consider reliable — for example, there are a limited number of approved suppliers of heparin. Heparin is used in the manufacture of Lovenox. Accordingly, the inability or refusal of a third party supplier to provide raw materials or components could interrupt or delay the manufacture of products and result in lost sales. In some cases, it may not be possible for us to replace a supplier in a timely or cost-effective manner. Any of these factors could negatively affect our business and operating results.

  Risks Related to our Industry

We face intense competition and regulatory controls that may affect our ability to bring new products to market or limit or reduce the profitability of new or existing products.

        The principal markets for the pharmaceutical products of Aventis are the countries of the European Union and the United States, with the Asia-Pacific region, in particular Japan, and Latin America representing most of the remaining sales. These markets are highly competitive and subject to demanding regulatory controls.

        Intense competition.    We face a highly competitive global environment characterized by intense competition from competitors' brand-name prescription products, lower-cost generic prescription products, and OTC products. Our principal competitors are major international corporations with substantial resources, whose research and development efforts may be better funded or more effective than ours, or whose products may be more effective or more effectively marketed and sold than our products. As new products enter the market and patent protection expires, our products may become obsolete or no longer price competitive. In recent years, the pharmaceutical industry has consolidated substantially as competitors seek to strengthen their market positions. Competitive pricing and alternative products offered by competitors of Aventis can limit or reduce the market penetration and profitability of both our existing products and new products.

        Regulatory controls.    Like other pharmaceutical companies, we must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of our products. For example, we must obtain and maintain an authorization from applicable regulatory authorities in order to market a pharmaceutical product in a particular jurisdiction or to manufacture it in a particular plant. In our principal markets, the process of obtaining such authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our ability to obtain marketing authorization for a product or to successfully market or continue marketing a product once approved.

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

        The United States added an outpatient prescription drug benefit to Medicare coverage as part of the Medicare Prescription Drug and Modernization Act of 2003, creating the risk that the U.S. government or the privately-operated regional benefit administrators contemplated by this law could use their substantial purchasing power to obtain discounts from pharmaceutical companies. In Europe, many governments advocate price controls on prescription drugs as a way to curb increasing healthcare costs. In Japan, governmental price cut rounds generally are pursued biannually. Throughout our principal markets, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic drugs for more expensive brand-name pharmaceuticals. In the U.S., generic substitution statutes have been enacted by virtually all states and permit or require dispensing pharmacists to substitute less expensive generic drugs for brand-name drugs. We cannot assure you that price controls and pressures on pricing will not have a substantial negative effect on our future profitability. See "Item 4. Information on the Company — Markets — Regulation" for further discussion of regulatory and price issues affecting Aventis.

Adverse treatment events may affect the marketing of approved and successfully marketed products

        After a product is approved and marketed successfully, it may be subject to regulatory action based on newly discovered facts about the safety or effectiveness of the product. Regulations in the U.S., the European Union, and other countries require that pharmaceutical companies and health care providers report to regulatory authorities any adverse treatment events associated with the use of marketed pharmaceutical products. Regulatory reaction to such reports may adversely affect the marketing of a product. Among other things, regulators may require changes in a product's labeling to limit its use, or even withdraw regulatory approval for the product. Depending on the product involved, any such action could have a substantial negative impact on our sales and financial results.

  Risks Related to our Shares and ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

        Our American Depositary Shares (ADSs) trade on the New York Stock Exchange in U.S. dollars. Since the principal trading market for the shares underlying the ADSs is the Premier Marché of the Paris-based stock exchange Euronext Paris, where the shares trade in euros, the value of the ADSs will be affected by fluctuations in the U.S. dollar/euro exchange rate. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade may decrease. In addition, since any dividends that we may declare will be denominated in euros, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

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

Item 4.    Information on the Company

Profile and Strategy

  Introduction

        Aventis is a global pharmaceutical group that discovers, develops, manufactures and markets branded prescription drugs and human vaccines to protect and improve the health of patients around the world. Our therapeutic innovations rank among the leading treatments for lung and breast cancer, thrombosis, seasonal allergies, diabetes and hypertension. We are a world leader in human vaccines, offering the broadest range of products in the industry. In 2003, Aventis generated consolidated sales of € 17.8 billion, invested € 2.9 billion in research and development and employed approximately 75,000 people worldwide.

        Aventis is a stock corporation (société anonyme) organized under French Commercial Law. According to our By-Laws, our corporate existence shall run through July 17, 2030 except in the event of earlier dissolution or extension by our shareholders.

        Our registered office is at 67917 Strasbourg, France. Our telephone number is +33 3889911 00. Our principal U.S. office is Aventis Pharmaceuticals Inc., 300 Somerset Corporate Boulevard, Bridgewater, NJ 08807-2854.

  Strategy

        As one of the world's leading pharmaceutical companies, our strategy is to create value by discovering, developing and rapidly launching innovative pharmaceuticals to protect, improve and save the lives of patients around the world.

        Since the formation of Aventis in December 1999, we have achieved many of our initial goals. We completed a smooth and successful integration of the two former companies, increased the share of our core business sales attributable to strategic brands and human vaccines from 42% in 2000 to 65% in 2003, grew the share of core business sales in the U.S. from 29% in 2000 to 38% in 2003 and built four blockbusters, i.e. products with annual sales exceeding € 1 billion. We have improved our margins and profitability, and completed the divestment of many non-core activities. Together, these achievements have enabled us to successfully position ourselves as a new global competitor, in the top tier of the pharmaceutical industry.

        In order to build further on this success, we are putting in place the foundations for future growth and value creation. Our strategic initiatives are targeting three areas:

    •
    Accelerating top-line growth

    We intend to rigorously execute our Product Leadership Strategy in order to accelerate and maximize the sales of our currently marketed products. At the same time, we will reduce our reliance on older non-strategic products and complete the divestment of remaining non-core assets.

    •
    Establishing a strong position in our chosen disease areas

    To ensure a steady flow of new innovations and enrich our pipeline, we are focusing our research on selected disease areas where we have the resources and the potential to achieve leadership positions. We will continue to support and accelerate the development and approval of late-stage products while actively pursuing attractive in-licensing opportunities and making targeted acquisitions to complement our in-house innovations.

    •
    Fielding the best teams

    Having the best people in all positions and development plans in place to continuously strengthen the quality and depth of our talent pool is crucial to our long-term success. At the same time, we are focusing on differentiation in reward and recognition of outstanding achievement to continue to build a high-performance organization.

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

May 2, 2001

        Sale of industrial gases affiliate Messer Griesheim GmbH closes.

April 3, 2002

        Sale of Aventis Animal Nutrition to CVC Capital Partners closes.

June 3, 2002

        Sale of Aventis CropScience to Bayer AG closes for an enterprise value of € 7.25 billion. Aventis received total consideration of around € 5.7 billion in cash and debt deconsolidation for its 76% interest in this business. In March 2004, Aventis agreed to adjust the purchase price by € 327 million in favor of Bayer.

May 2, 2003

        Aventis closes sale of 17.8 million Rhodia shares (9.9% of Rhodia's share capital) to Crédit Lyonnais, thereby reducing its interest in Rhodia to 27.5 million Rhodia shares (15.3% of Rhodia's share capital) after having acquired all its outstanding bonds exchangeable into shares of Rhodia at the end of 2002.

November 4, 2003

        Aventis divests its entire 11.8% holding (18,180,000 shares) in the Swiss chemical company Clariant. The sale was made to selected institutional investors at a price of CHF 19.25 per share.

December 8, 2003

        Aventis and CSL Limited of Australia sign an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. Under the terms of the agreement, Aventis will receive up to U.S.$ 925 million, consisting of a cash payment of U.S.$ 550 million upon closing as well as a total of U.S.$ 125 million in deferred payments. In addition, Aventis can receive up to U.S.$ 250 million in additional payments from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's share price. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004. As of February 2004, the U.S. Federal Trade Commission and most other antitrust authorities reviewing the transaction had cleared it.

January 26, 2004

        On January 26, 2004, Sanofi-Synthélabo, a French pharmaceutical company, announced an unsolicited exchange offer to acquire all of the shares of Aventis through what Sanofi-Synthélabo stated would be substantially identical, separate offers in France, Germany and the United States.

        The principal terms of Sanofi-Synthélabo's unsolicited offer are as follows:

    •
    A default stock and cash option: 5 Sanofi-Synthélabo shares and € 69 in cash for 6 Aventis shares

    •
    An all stock election: 35 Sanofi-Synthélabo shares for 34 Aventis shares

    •
    An all cash election: € 60.43 for each Aventis share

    •
    Aventis shareholders can opt for either or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthélabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

        Under the terms of Sanofi-Synthélabo's offer, holders of Aventis ADSs may tender all or part of these ADSs to receive Sanofi-Synthélabo ADSs and a cash amount in dollars in lieu of euros on substantially the same terms as described above for shares.

        The offer is conditional on Sanofi-Synthélabo obtaining over 50% of the issued share capital and the voting rights of Aventis on a fully diluted basis, approval of the related share capital increase by Sanofi-Synthélabo shareholders, as well as the expiration or termination of the applicable waiting period under the U.S. Hart-Scott Rodino Act and no order being entered by the U.S. Federal Trade Commission prohibiting the transaction.

        On January 26, 2004, Sanofi-Synthélabo submitted its offer documentation in France to the Autorité des marchés financiers (AMF). At a meeting on January 28 the Aventis Supervisory Board unanimously rejected the offer. The AMF declared the offer acceptable (recevable) on February 3, 2004. On February 13, 2004, we appealed the AMF's decision (avis de recevabilité). On February 12, 2004, the AMF granted its approval (visa) of Sanofi's information memorandum (note d'information) in respect of the tender offer in France. On February 17, 2004 the offer commenced in France. On February 23, 2004, Aventis appealed the AMF's grant of approval (visa) of the information memorandum.

        Both appeals are currently pending, and arguments are scheduled to be heard on May 6, 2004 with a decision on both appeals expected to be handed down by the end of May.

        At its meeting on February 17, 2004, the Supervisory Board of Aventis unanimously concluded that the public offer of Sanofi-Synthélabo to acquire our shares is not in the best interest of the company, our shareholders and employees. The Supervisory Board, therefore, decided unanimously to recommend to Aventis shareholders not to tender their shares into such offer.

        On February 19, 2004, we filed with the AMF our note d'information in response to Sanofi-Synthélabo's offer documentation in France. On March 4, 2004, the AMF granted its approval of our note d'information.

        As of March 5, 2004, Sanofi-Synthélabo had not formally commenced the offer in the United States.

        We cannot predict whether, or on what timetable, Sanofi-Synthélabo's offer will move forward. As of the date hereof, we believe that such offer cannot close until the earliest of eight trading days following the decision of the court in our appeals of the AMF's declaration that the offer was acceptable (recevable) and its grant of approval (visa) of the information memorandum.

  Main Business Developments in 2003

January

        Taxotere receives European approval as a first-line treatment for non-small-cell lung cancer.

        The U.S. Food and Drug Administration (FDA) approves preservative-free formulation of diphtheria and tetanus vaccine from Aventis Pasteur.

        An FDA advisory panel votes to recommend approval of Ketek (telithromycin) tablets for the treatment of respiratory tract infections; Aventis receives second approvable letter from the FDA.

March

        Lantus receives European approval for pediatric use.

        New analysis of landmark HOPE study shows Delix/Tritace (ramipril) reduces heart failure in high-risk cardiovascular patients.

April

        Aventis Annual General Meeting of Shareholders approves net dividend of € 0.70 per share and a share buyback program of up to € 1 billion.

        Arava is approved for rheumatoid arthritis in Japan.

        Aventis Pasteur donates cell line for Severe Acute Respiratory Syndrome (SARS) vaccine research to the National Institutes of Health (NIH) and Centers for Disease Control and Prevention (CDC) in the United States.

May

        Lantus receives FDA approval for flexible administration.

        Aventis announces intention not to seek regulatory approval for cariporide, a cardiovascular drug.

June

        Aventis announces regulatory submission for the rapid-acting insulin analogue Apidra (insulin glulisine) in the U.S. and the EU.

        Aventis and Zealand Pharma sign licensing deal — Aventis acquires worldwide rights to type 2 diabetes compound ZP10 (AVE-0010), a GLP-1 analogue.

        Aventis receives FDA approval of an expanded indication in rheumatoid arthritis for Arava (leflunomide) tablets.

        Taxotere (docetaxel) highlighted at ASCO in treating breast cancer; Taxotere regimen shown to provide survival benefits in advanced stomach cancer.

July

        Collaboration agreement signed with ImmunoGen on the discovery, development and commercialization of novel anti-cancer therapeutics.

August

        Aventis launches Lantus (insulin glargine) in France, global rollout continues.

        Aventis announces filing of patent infringement lawsuits to enforce U.S. Patent Number 5,389,618 against two companies seeking to market generic versions of Lovenox (enoxaparin sodium) in the U.S.

September

        Aventis and Regeneron enter into a global partnership to develop and commercialize Vascular Endothelial Growth Factor (VEGF) Trap, an anti-angiogenesis compound under development in oncology and ophthalmology.

        Aventis and the U.S. National Institutes of Health enter into an agreement to research and develop an inactivated virus vaccine against Severe Acute Respiratory Syndrome (SARS).

        Results of TAX 311, a randomized Phase III study, demonstrate improved survival in women with metastatic breast cancer treated with Taxotere (docetaxel) compared to paclitaxel.

        Aventis opens world's most modern biotech insulin plant for the production of the long-acting insulin Lantus in Frankfurt, Germany.

        Aventis and Merck & Co. announce start of human trials using HIV prime-boost vaccine candidates.

        Aventis acquires worldwide exclusive development and marketing rights (except Japan) to antidementia agent AC-3933 (AVE-3933) from Dainippon.

October

        Ketek and Lantus are approved in Japan.

        Aventis submits complete response to FDA approvable letter for Ketek.

        Aventis agrees to sell the North American rights to three gastrointestinal products to Axcan Pharma Inc. representing sales of U.S. $ 42 million in 2002.

November

        Aventis and Vertex Pharmaceuticals voluntarily discontinue phase IIb clinical trials of pralnacasan in rheumatoid arthritis.

        All key sites of the entire supply chain of Aventis Pasteur are now certified Class A.

December

        Second interim analysis of TAX 316 shows that an anthracycline-based regimen including Taxotere significantly improved the survival rate of women with early-stage breast cancer and reduced their risk of a relapse compared with a standard treatment.

        Submission of a New Drug Application (NDA) is completed for Genasense (oblimersen sodium) used in combination with dacarbazine for the treatment of patients with advanced malignant melanoma.

        Aventis Pasteur completes shipment of approximately 43 million doses of influenza vaccine in the U.S.

        Aventis announces an agreement to sell RPG, its generic drugs business in France, to Ranbaxy of India.

        Funding of pension obligations in Germany accelerated through additional contribution of € 1.5 billion.

        Research collaboration on oncology targets formed with Avalon Pharmaceuticals of Maryland, U.S.

        Aventis submits an electronic Biologics Licensing Application (eBLA) for FDA approval of Menactra, first candidate quadrivalent conjugate meningococcal vaccine.

        New Drug Application submitted to the FDA for once-daily formulation of Allegra-D.

        New Drug Application submitted to the FDA for asthma drug Alvesco.

January 2004

        Aventis and Crucell announce a strategic agreement to further develop and commercialize novel influenza vaccine products based on Crucell's proprietary PER.C6™ cell line technology.

        Taxotere approved in Japan for esophageal cancer.

        The European Commission agrees to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie within a confidential time frame of several years.

February 2004

        OptiClick insulin delivery device is submitted for approval in Europe and the U.S.

        Five-year ORIGIN trial launched to investigate reduction in heart disease risk with Lantus insulin.

        Aventis and Intercell sign collaboration and license agreement to develop bacterial vaccines.

        The significant subsidiaries of Aventis are set forth on Exhibit 8 which is incorporated herein by reference.

        For information on our principal capital expenditures and divestitures, see "Item 5. Operating and Financial Review and Prospects — Aventis Results of Operations: 2003 compared to 2002 — Capital Expenditures", and "—Disclosure About Liquidity and Capital Resources including Off-Balance Sheet Arrangements — Obligations resulting from business divestitures".

        The net sales and operating income of Aventis broken down by business segment are presented in Note 26 of the Aventis Consolidated Financial Statements included in Item 18 of this report.

Products

        Our core business comprises activities that we consider to be strategic and intend to retain, notably prescription drugs, human vaccines, our 50% equity interest in Merial, which we account for under the equity method, as well as corporate activities (mainly insurance entities).

        We manufacture and market a wide range of pharmaceutical products and are working to build strong global franchises in selected therapeutic areas such as diabetes, oncology and human vaccines. At the same time, several products are driving our growth in therapeutic areas such as respiratory/allergy, thrombosis/cardiology, arthritis/osteoporosis and anti-infectives. Our marketing and sales efforts are therefore currently focused on the following group of 15 products, which we refer to as strategic brands.

  Prescription Drugs

Respiratory/Allergy

        Allegra/Telfast (fexofenadine), the top-selling product of Aventis, is an effective, long-lasting (12- and 24-hour dosing) and powerful non-sedating prescription antihistamine for the treatment of seasonal allergic rhinitis (SAR or hay fever) and the skin condition chronic idiopathic urticaria (CIU or hives). In 2003, Allegra 30 mg pediatric tablets were approved in the UK as the reference member state for the Mutual Recognition Procedure in Europe, and pediatric exclusivity was granted in the U.S. in January. Our top three markets for Allegra are the U.S. (rank: #1, market share: 35.4%), Japan (rank: #2, market share: 16.6%), and the UK (rank: #3, market share: 11%).

        We also offer Allegra-D, a combination product with an extended release decongestant for effective non-drowsy relief of seasonal allergy symptoms, including nasal congestion. In December, we submitted a New Drug Application (NDA) for a once-daily formulation of Allegra-D. The top three markets for Allegra-D are the U.S. (rank: #1, market share 56%), Mexico (rank: #4, market share 7.6%) and Brazil (rank: #2, market share 23.9%).

        Nasacort (triamcinolone acetonide) AQ Spray is an unscented, water-based metered-dose pump spray formulation unit containing a microcrystalline suspension of triamcinolone acetonide in an aqueous medium. It is indicated for the treatment of the nasal symptoms of seasonal and perennial allergic rhinitis in adults and children six years of age and older. In compliance with the Montreal Protocol to eliminate CFC-based propellant in sprays, we no longer manufacture Nasacort Nasal Inhaler. Our leading markets for Nasacort AQ Spray are the U.S. (rank: #4, market share: 12.7%) and Canada (rank #3, market share: 11.6%).

Thrombosis/Cardiology

        Lovenox/Clexane (enoxaparin sodium) is the most widely studied and used low-molecular-weight heparin (LMWH) in the world. It has been used to treat an estimated 118 million patients in 96 countries since it was first introduced in 1987 and is approved for more clinical indications than any other LMWH. Numerous clinical studies have demonstrated the product's benefits as a safe and effective way to significantly reduce the incidence of deep vein thrombosis in a wide range of patient populations, and also as effective prophylaxis of ischemic complications of unstable angina (UA) and non-Q-wave myocardial infarction (NQWMI) when administered concomitantly with aspirin.

        To better meet a range of pharmacy and nursing needs in the U.S., a new 300 mg/3 mL multiple-dose vial was introduced in March, and prefilled syringes equipped with an Automatic Safety Device and a sharper needle were introduced in the second half of the year. In mid-2003, the U.S. Food and Drug Administration (FDA) approved a supplemental new drug application (sNDA) for Lovenox that provided for revisions to the product labeling regarding the use of Lovenox in patients with mechanical prosthetic heart valves, including pregnant women.

        In February 2003, Aventis filed a Citizen Petition with the FDA requesting that the FDA refrain from approving any ANDA citing Lovenox as the reference listed drug unless (i) until enoxaparin has been fully characterized, the manufacturing process used for the generic product is equivalent to the Aventis manufacturing process, or equivalent safety and effectiveness of the generic product has been proved through clinical trials, and (ii) the generic product contains a 1,6 anhydro ring structure at the reducing ends of between 15% and 25% of its polysaccharide chains. In August 2003, the FDA indicated that further review was required due to the complex issues raised by the petition. On February 12, 2004, Aventis submitted a supplement to the petition that provides additional information regarding the characterization of enoxaparin, further supports the original petition, and addresses third-party comments that were submitted to the FDA on October 17, 2003 in opposition to the petition. The Citizen Petition remains pending.

        Lovenox is a market leader in all major countries, including the U.S. (rank: #1, market share 86.3%), France (rank: #1, market share 58.3%, Germany (rank: #1, market share 27.8%), Italy, Spain and the UK.

        Delix/Tritace (ramipril) is an ACE (angiotensin converting enzyme) inhibitor for the treatment of hypertension, congestive heart failure after myocardial infarction and nephropathy. Its use has increased widely since the initial publication of the HOPE study in 2000 showed it to be effective in reducing the incidence of stroke, heart attacks and cardiovascular death in high-risk patients. Delix/Tritace is the only ACE inhibitor approved for the prevention of stroke, heart attack and cardiovascular death in people at high risk for cardiovascular events. Delix/Tritace is a market leader in Canada (rank: #1, market share 27%), France (rank: #1, market share: 10.7%), the UK (rank: #1, market share 24%), Germany, Spain and Italy. The U.S. rights were sold in 1998.

        According to a new report published in Circulation, Delix/Tritace significantly reduced the rate of debilitating and potentially fatal heart failure. This sub-analysis of the landmark Heart Outcomes Prevention Evaluation (HOPE) study is the first to demonstrate that an ACE inhibitor can prevent heart failure in patients at high-risk for cardiovascular events.

        The results of the HOPE-TOO (HOPE — The Ongoing Outcomes) study presented in September 2003 showed that Delix/Tritace provided sustained prevention of cardiovascular disease, while also offering increased reductions over time in the risk of new onset of type II diabetes and new onset of heart failure.

Oncology

        Taxotere (docetaxel) is a chemotherapy agent primarily used to treat metastatic breast cancer and non-small-cell lung cancer (NSCLC). Our leading markets for Taxotere are the U.S. (rank: #1, market share 30.2%), France (rank: #2, market share 24.9%) and Japan (rank: #3, market share 12.8%). First launched in 1995 and marketed in over 86 countries, Taxotere is the foundation of our oncology franchise and is being studied extensively in early-stage breast cancer as well as prostate, head and neck, and gastric cancers. In January 2003, Taxotere received EU approval as first-line therapy in combination with cisplatin for patients with unresectable locally advanced or metastatic NSCLC, following FDA approval of the same indication in November 2002. Taxotere is also approved for this indication in Japan.

        The results of an interim analysis of TAX 325, the largest Phase III international study of advanced stomach cancer patients to date, were reported at ASCO in June. These showed that patients with advanced stomach cancer, also known as gastric cancer, who received a Taxotere-based chemotherapy treatment had a marked improvement in median survival rates compared to patients who received a standard treatment.

        Data from TAX 311, a four-year randomized phase III study and the first direct comparison of Taxotere and paclitaxel, showed that women with metastatic breast cancer who were treated with Taxotere had a statistically significant improvement in overall survival and time to disease progression compared to those who were treated with paclitaxel. Landmark phase III data from the second interim analysis of TAX 316, evaluating the use of Taxotere in adjuvant breast cancer demonstrated that an anthracycline-based regimen including Taxotere significantly improved the survival rate of women with early-stage breast cancer and reduced their risk of a relapse compared with a standard treatment.

        Campto (irinotecan) is the current standard of treatment for advanced colorectal cancer. It is indicated for advanced colorectal cancer in combination with 5-fluorouracil (FU) and folinic acid (FA) in first-line treatment as well as monotherapy in second-line treatment. Several Phase III studies are underway and have recently been completed to evaluate the use of Campto in adjuvant chemotherapy in colorectal cancer, advanced gastric cancer, small cell lung cancer, and non-small-cell lung cancer. Aventis markets Campto, which was first launched in 1995 under a license from Yakult Honsha, primarily in Europe, Asia and Africa. Our three largest markets for Campto are France (rank: #2, market share 34.2%), Italy (rank: #2, market share 33.4%) and Germany (rank: #2, market share 31.8%). We do not market this product in North America, South America or Japan.

Diabetes

        Lantus (insulin glargine) is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients with type 1 diabetes mellitus. Lantus demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

        In March, the European Commission granted marketing authorization of Lantus for use in children age six and older with diabetes mellitus. Lantus was approved by the FDA in May 2003 for dosing at any time of the day in patients with type 1 or 2 diabetes mellitus. The European Commission had approved this indication in December 2002. Important data was published in November 2003 in "Diabetes Care." The Treat to Target trial showed that nearly 25% more patients treated with Lantus achieved a target goal of A1C≤7% without having an episode of nocturnal hypoglycemia defined as a blood glucose level of ≤72mg/dL (33.2% goal attainment with Lantus vs. 26.7% with NPH insulin; p≤0.05).

        In 2003, Lantus was launched in over 40 countries throughout the world, including France, Italy, India, Latin America, Russia, South Africa, Sweden and Switzerland. In September, a new plant for the production of insulin glargine was inaugurated in Frankfurt, Germany to provide additional manufacturing capability to supply Lantus for the continuation of the global rollout. Lantus was approved in Japan in October and was launched in December. In 2003, it became the number one branded insulin analogue in its two largest markets, the U.S. and Germany. Its third largest market is the UK.

        Amaryl (glimepiride) is a new-generation, once-daily sulfonylurea for the oral treatment of type 2 diabetes as an adjunct to diet and exercise. Amaryl reduces the body's blood sugar level primarily by helping the body produce more insulin with a reduced risk of hypoglycaemia and minimal weight gain. Our top three markets for Amaryl are Germany (rank: #1, market share 25%), the U.S. (rank: #6, market share 4.4%) and Japan (rank: #3, market share 9.7%).

        Insuman (human insulin) is a biosynthetic insulin identical to that produced by the human body and is used for treatment of type 1 and type 2 diabetes. Insuman is marketed throughout eastern and western Europe and Latin America. Its largest markets in terms of market share are Germany (21.5%), Austria (11.9%) and France (3.7%). Aventis does not sell this product in the United States.

Arthritis/Osteoporosis

        Actonel (risedronate sodium) is a third-generation bisphosphonate that prevents bone loss by inhibiting bone resorption. Actonel 35 mg once-a-week and Actonel 5 mg daily are indicated for the prevention and treatment of postmenopausal osteoporosis and for the treatment of glucocorticoid-induced osteoporosis either initiating or continuing systemic glucocorticoid treatment (> 7.5 mg/d prednisone or equivalent) for chronic diseases. Actonel is also approved for treatment of Paget's disease, a rare bone disorder. Actonel is the only osteoporosis treatment that consistently provides rapid efficacy and offers fracture protection within one year. According to the results of a long-term clinical trial presented at ENDO 2003, Actonel helped patients maintain a low incidence of new vertebral fractures over seven years of treatment. Actonel is co-marketed by Procter & Gamble Pharmaceuticals and Aventis through the Alliance for Better Bone Health. The top three markets for Actonel are the U.S., France and Canada.

        Arava (leflunomide) is an oral disease-modifying anti-rheumatic drug (DMARD) with labelling to reduce signs and symptoms, to inhibit structural damage as evidenced by X-ray erosions and joint space narrowing and improve physical function in adults with active rheumatoid arthritis (RA). Arava is a once-daily oral medicine and can be used in both early and established rheumatoid arthritis. Arava is currently available in over 70 countries worldwide, following its U.S. launch in 1998 and European launch in 1999. Arava was launched in Japan in September. Our largest markets for Arava are the U.S. and Germany.

Anti-Infectives

        Ketek (telithromycin) is the first member of a new class of antibiotics known as the ketolides. Ketek was designed to deliver an optimally targeted spectrum of activity for upper and lower respiratory tract infections (RTIs), including those caused by resistant pathogens — with less propensity to induce resistance — and a short treatment regimen. Ketek was first launched in October 2001 in Germany and has been approved in all major EU and Latin American markets. Over 5 million patients worldwide have been treated with Ketek since it was first introduced. Ketek was approved and launched in Canada, Turkey and Japan (where it is outlicensed) in the second half of 2003 and has already reached the status of market leader of the oral solid antibiotic market in Turkey (IMS Retail Sales Audit November 2003) and is near leadership in France (GERS Retail Sales Audit November 2003).

        In January 2003, the U.S. Food and Drug Administration (FDA) issued an approvable letter for Ketek for the treatment of acute exacerbations of chronic bronchitis, acute bacterial sinusitis and community-acquired pneumonia. The FDA did not require additional clinical studies. In October 2003, we submitted a complete response to the FDA's January 2003 approvable letter. The FDA is expected to respond to this new submission within six months of that submission.

        Targocid (teicoplanin) is an injectable glycopeptide antibiotic for treatment of serious staphylococcal infections caused by susceptible Gram-positive bacteria, including those resistant to other antibiotics such as penicillins and cephalosporins. In 2003, Targocid was approved for pediatric use in Japan. Our largest markets for Targocid are Italy (rank: #1, market share 86.4%), Japan (rank: #3, market share 17%) and the UK (rank: #1, market share: 62%).

        Tavanic (levofloxacin) is an IV/oral broad-spectrum fluoroquinolone antibiotic in-licensed from Daiichi. This fast-acting bactericidal antibiotic offers once-daily dosing for the treatment of community-acquired pneumonia, acute exacerbations of chronic bronchitis, sinusitis, complicated urinary tract infections and complicated and uncomplicated skin and soft-tissue infections. In 2003, Tavanic was approved in the United Kingdom (EU Mutual Recognition State) for uncomplicated urinary tract infections. We do not market Tavanic in Japan or the U.S.

Central Nervous System

        Copaxone (glatiramer acetate) is the first non-interferon agent indicated for reduction of the frequency of relapses in patients with relapsing-remitting multiple sclerosis (MS). This unique disease-modifying therapy has demonstrated continued efficacy in reducing relapse rates over ten years, and has shown a significant effect on Magnetic Resonance Imaging (MRI) monitored activity and burden of disease. More than 60,000 patients globally have been administering Copaxone treatment. In Europe and Australia, Copaxone is marketed by Aventis and Teva Pharmaceutical Industries Ltd. In the U.S., Copaxone is marketed and sold by Teva and distributed by Aventis until expiration of an agreement in March 2008. At that time, Teva will take over sales, marketing and distribution for the U.S. and will book sales.

        All of the above market share percentages and rankings are derived from sales figures (IMS Health), except for France (GERS). Data based on one moving annual total (MAT ending September 2003).

  Global Dermatology Division

        On September 1, 2003, we formed a global dermatology division comprising the prescription dermatology business Dermik and its products, as well as other dermatology products we commercialize around the world. The Dermik product range consists of innovative prescription dermatology and podiatry products, and the recently established aesthetic franchise. Within the prescription dermatology and podiatry business, Dermik focuses on treatments for a wide variety of skin and nail problems, including acne, nail fungus, pre-cancerous lesions, rosacea, psoriasis, dermatitis and eczema. The leading products in the traditional prescription business currently include: BenzaClin (clindamycin 1%-benzoyl peroxide 5%) Topical Gel, Penlac Nail Lacquer (ciclopirox) Topical Solution (sold as Batrafen in most of Europe), Carac (5 fluorouracil) and Dermatop. The key product within the new aesthetic dermatology franchise is New-Fill, which is currently marketed in 26 countries, including the European Union. An IDE (Investigational Drug Exemption) was filed in the U.S. with the Food and Drug Administration in March 2003.

        A PMA (Premarket Approval Application) was filed with the U.S. FDA in December 2003 to market this injectable drug device under the brand name Sculptra in the United States. A regulatory submission in Canada is planned in 2004.

  Human Vaccines

        Our human vaccines unit business Aventis Pasteur is a fully integrated vaccine company offering the broadest range of vaccines in the industry. In 2003, Aventis Pasteur provided 1.4 billion doses of vaccines to immunize over 500 hundred million people against 20 serious diseases. In 2003, Aventis Pasteur contributed sales of € 1,621 million, an increase of 2.5% (16.6% activity variance) over sales of € 1,580 million in 2002. From 1993 to 2002, Aventis Pasteur exceeded market growth with a compound annual sales growth of 15% versus 12% for the global vaccine industry.

        Aventis Pasteur is a world leader in the vaccine industry and holds a leading position in most countries. In the U.S. and Canada, which account for approximately 50% of the worldwide vaccines market, Aventis Pasteur is one of the top two vaccine companies. North America accounts for 52% of sales.

        In Western Europe, the vaccine business is operated by Aventis Pasteur MSD, a 50-50 joint venture between Aventis Pasteur and Merck & Co, providing vaccines to 19 countries. With a 37% market share Aventis Pasteur MSD is a market leader in Europe, particularly in France, the UK and Germany. Europe accounts for approximately 28% of Aventis Pasteur's sales. In 2003, sales by Aventis Pasteur MSD, which is accounted for using the equity method, were € 591 million.

        The remainder of sales are generated in emerging countries and Japan. Aventis Pasteur has established a leading position in Latin America, has been expanding its presence in Asia, particularly in China and Japan, and is very active in donors' markets, such as UNICEF.

  Leading brands

    •
    Pediatric combination vaccines: The components of these vaccines vary because of diverse immunization schedules throughout the world. Protecting against up to six diseases, this group of products is anchored by acellular pertussis components in general and by the trivalent vaccine Daptacel in particular. Daptacel, which also protects against diphtheria and tetanus, was launched in 2002 and has become a strong sales contributor due to its synergy with immunization schedules. Tripedia, also for the prevention of pertussis, diphtheria and tetanus, and ActHib for the prevention of Haemophilus influenzae type b, are two further important growth drivers within the pediatric product line. Pentacel is a new vaccine against five diseases that is approved in nine countries and has been a standard of preventive care in Canada since its launch in 1997. Pediacel, another acellular pertussis-based pentavalent vaccine, was registered in the UK in 2002 and is expected to be launched in this country and parts of Latin America and east Asia in 2004.

    •
    Influenza: With a 38% share of the € 1.2 billion influenza vaccine market, Aventis is the world leader in the production and marketing of flu vaccines. Since 1998, sales of the flu vaccines Fluzone and Vaxigrip/Mutagrip have nearly tripled and production capacity was recently doubled to 165 million doses to better meet demand. We expect demand for flu vaccines, to more than double by 2010 in the U.S. alone due to increasingly broad government immunization recommendations.

    •
    Polio: Aventis is the world's major manufacturer of inactivated polio vaccine (IPV), known as IPOL in the U.S. As the aim of global polio eradication approaches, the use of IPV vaccines will increase. As a result, Aventis Pasteur is expanding its production capacity to meet this growing demand. The worldwide polio eradication initiative of the WHO and UNICEF has positioned Aventis Pasteur as a global preferred partner with both oral polio vaccine and IPV vaccines.

    •
    Adult and adolescent boosters: The incidence of pertussis ("whooping cough") is on the rise globally, affecting both children and adults. Its resurgence, combined with an increased awareness of the dangers of vaccine-preventable diseases in general have led to higher sales of this product group in recent years. We expect to submit Adacel, which will be the first trivalent booster against diphtheria, tetanus and pertussis, for U.S. approval in 2004. This product will play an important role in efforts to better control pertussis by not only preventing the disease in adolescents and adults, but thereby breaking the cycle of transmission impacting infants too young to be immunized or only partially vaccinated.

    •
    Meningitis: Targeting meningococcal meningitis, arguably the most deadly form of meningitis, we are the only company to offer a quadrivalent vaccine against this disease in the U.S. The polysaccharide vaccine Menomune has grown rapidly due to use particularly among college students and military personnel. For Menactra, a conjugate vaccine that is expected to offer a longer-lasting immune response, an electronic Biologics Licensing Application was submitted to the FDA in December 2003 for approval in adolescents and adults aged 11-55 years. Meningitis vaccines are expected to become a significant growth contributor due to their anticipated future use in infants under age 2.

    •
    Travelers/endemic area: Offering the widest range of vaccines in the industry, Aventis Pasteur's product offering includes vaccines for typhoid, rabies, yellow fever, Japanese encephalitis, and cholera.

  Merial

        Merial, a 50-50 joint venture with Merck & Co. Inc., is one of the world's leading animal healthcare companies dedicated to the research, development, manufacture and delivery of innovative pharmaceuticals and vaccines used by veterinarians, farmers and pet owners to improve the health, well-being and performance of livestock, companion animals and wildlife. The company is also a market leader in the development and production of poultry breeding stock through its subsidiaries Hubbard and British United Turkeys.

        The animal healthcare product range comprises four major segments: parasiticides, products for the treatment of chronic illnesses in household pets, anti-infectious drugs and vaccines as well as other specialty products for all animal species: poultry, cattle, sheep, pigs, horses, cats and dogs. The company's top-selling products include Frontline, the world's best-selling topical anti-parasitic flea and tick brand for dogs and cats, as well as Ivomec, a parasiticide for the control of internal and external parasites in livestock and companion animals, and Eprinex, a parasiticide for use in cattle.

        Merial's major markets are the U.S., France, UK, Brazil, Japan, Canada, Germany, Italy, Australia and Argentina.

        Operational and North American headquarters are based in Duluth, Georgia (USA); another important regional office is located in Lyon (France) for Europe, Middle East and Africa. The worldwide headquarters and registered office of Merial Ltd are in Harlow (UK).

        Merial has 16 production sites in Europe, North and South America and China, 10 research and development sites worldwide and around 6000 employees.

Research and Development

        Our ability to rapidly discover, develop and obtain regulatory approval of innovative prescription drugs and human vaccines is critical to our success. We therefore invest substantial human and financial resources in research and development activities. In 2003, our research and development spending on prescription drugs and human vaccines totaled € 2,863 million. To complement our compound portfolio and thereby increase the value of our pipeline, we are:

    •
    Actively and aggressively pursuing attractive in-licensing opportunities to enrich our pipeline

    •
    Streamlining and focusing our internal research on core competencies while exploiting a strong network of external alliances and in-licensing early-stage compounds in selected therapeutic areas

    •
    Pursuing targeted acquisitions in strategic areas to fill technological gaps.

        Research and development of branded prescription drugs is the responsibility of our Drug Innovation & Approval organization, which consists of approximately 5,500 people working at four main locations in France, Germany, Japan and the United States. The key objectives of the global Drug Innovation & Approval function are to:

    •
    Deliver the pipeline

    •
    Increase innovation and productivity and

    •
    Optimize the value of our products.

        The activities of Drug Innovation & Approval are organized along a value chain that performs time-critical activities in parallel instead of sequentially, and follows a network-centric approach. Our discovery efforts focus on selected key disease areas in which Aventis already has or intends to achieve global leadership. These include Alzheimer's disease, asthma, atherosclerosis, diabetes, multiple sclerosis, oncology, rheumatoid arthritis, schizophrenia and thrombosis. At Aventis Pasteur, research is also conducted using vaccine and immunological approaches.

Early-stage activities

        Sites in France, Germany and the U.S conduct drug discovery in our key disease areas. Each site acts as an entrepreneurial unit responsible for managing the project portfolio of the assigned disease groups from the exploratory stage to phase IIa clinical testing. This is achieved through a matrix organization combining efforts of site-based disease groups and expertise from Lead Generation and Lead Optimization.

        Lead Generation scientists are co-located with the site-based disease groups. They work together to identify and validate targets, identify and modify leads, and generate early development compounds and contribute to the project teams until a drug candidate completes phase IIa clinical trials.

        Lead Optimization bridges development from the preclinical to the clinical phase. A key objective of this function is to establish proof-of-concept in man so that only candidates with the greatest chance of success are selected for phase IIb and phase III studies. Lead Optimization is also co-located at the three main discovery sites, and has a small team in Japan.

Late-stage activities

        Late-stage drug development and submission management is conducted globally and coordinated through the Global Drug Development Center (GDDC) located in Bridgewater, New Jersey. Clinical teams at the GDDC coordinate study programs that are performed through the extensive network of Aventis affiliates. The GDDC also oversees the simultaneous submission of global dossiers in key markets.

        Product Realization (PR) is the global function responsible for managing worldwide late-stage (phase IIb and III) clinical projects and optimizing the value of strategic brands by delivering new therapeutic indications and commercially attractive dosage forms. The global PR team is located at the GDDC, and coordinates its activities in conjunction with the European and Japanese Development Centers.

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

        Our human vaccines R&D strategy is characterized by a competitive position in new target areas as well as a commitment to strategic assets that will further develop our leadership position in vaccines. One particular area of research is novel therapeutic vaccines focusing on the potential of vaccines to be used to fight diseases such as HIV and cancer.

        We are working on a number of important new preventive vaccines, which remain the focus of our development efforts:

    •
    RSV (Respiratory Syncytial Virus) — We are seeking to be the first to the market with a vaccine to fight RSV, which causes severe respiratory infections and is often associated with mortality. This project is now in phase II.

    •
    Dengue — We are undertaking multiple approaches to develop a vaccine covering the four viral serotypes in order to prevent Dengue fever and it severe complications (hemorrhagic fever) which is prevalent in Asia, Africa and Latin America. This project, currently in phase I, will target people living in affected areas as well as travelers to these regions.

    •
    Meningitis (meningococcal) — We are expanding development activities to protect infants against the four most prevalent serogroups of Neisseria meningitidis with a newly formulated conjugate vaccine, currently in phase I.

    •
    SARS — We have participated in international research efforts since the outbreak as a member of the Canadian SARS Research Consortium (CSRC) and by donating samples of our proprietary cell line to the U.S. National Institute of Health (NIH) and the U.S. Centers for Disease Control and Prevention (CDC) for use in isolating and growing the coronavirus thought to be responsible for this disease. This project is currently in early-stage development.

    •
    HIV — Aventis has been a pioneer in HIV vaccine research due to its long-standing research program (20 years) as well as partnerships with leading government agencies and pharmaceutical companies. Aventis is exploring both prophylactic and therapeutic approaches to developing vaccines to combat HIV (human immunodeficiency virus), which is the virus that causes AIDS. A phase III trial for a prophylactic vaccine in Thailand was launched in late 2003, while phase II trials are underway for a therapeutic vaccine.

    •
    Cancer — A development program is focusing on colorectal and melanoma cancers, seeking to specifically activate the immune system to destroy cancer cells. Phase I clinical studies using the proprietary ALVAC technology in patients with melanoma and colorectal cancer showed a favorable safety profile.

  Pipeline

        During 2003, the efforts of our research organization to enhance innovation and productivity made substantial progress. We moved four compounds from early-stage to late-stage development and strengthened the highly promising early-stage pipeline. We now have more than 30 human drug and vaccine candidates in preclinical, over 40 in early-stage and 14 in late-stage development. At the same time, we submitted five new products for regulatory approval, and expanded the range of indications for several of our currently marketed strategic brands through broad life-cycle management programs.

Key Compounds in Late-Stage Clinical Development(1)

Project(2)	Disease	Status
Alvesco(3) (U.S.)	Asthma	Submitted
Apidra	Type 1 and 2 diabetes	Submitted
Genasense(4)	Malignant melanoma	Submitted
Ketek	Respiratory tract infections	Submitted	(5)
Menactra	Meningitis (vaccine)	Submitted
Sculptra	Facial lipoatrophy	Submitted
Adacel (U.S.)	Booster vaccine for adults and adolescents	Phase III
Exubera(6)	Type 1 and 2 diabetes	Phase III
Pentacel (U.S.)	Pediatric combination vaccine	Phase III
Teriflunomide	Multiple sclerosis	Phase III
109,881 (new taxoid)	Breast cancer	Phase III
0673 (direct Factor Xa inhibitor)	Acute coronary syndrome	Phase IIb
100,907	Sleep disturbance	Phase IIb
Pralnacasan (on hold)	Rheumatoid arthritis	Phase IIb

(1)
The nature of drug discovery and development is such that not all products can be expected to fulfill expectations or meet with favorable regulatory response, so it is possible that some projects in clinical development will not result in marketable products.
(2)
New chemical/biological entities (NCE/NBE) only.
(3)
Cooperation with ALTANA Pharma.
(4)
Cooperation with Genta Inc.
(5)
In response to the second FDA approvable letter of January 2003; Ketek is approved in Europe, Canada, Japan, Latin America.
(6)
Cooperation with Pfizer.

        Alvesco (ciclesonide) — A new-generation inhaled corticosteroid with a competitive safety/efficacy profile. Due to its low systemic exposure, Alvesco offers the potential for use in mild to moderate asthma in both pediatric and adult patients. We are co-developing this compound with Altana Pharma in the U.S. and submitted a new drug application to the U.S. FDA in December 2003.

        Apidra (insulin glulisine) — This rapid-acting insulin analogue for type 1 and type 2 diabetes was submitted for U.S. and EU approval in June. This product is expected to complement our insulin portfolio and particularly our basal insulin Lantus.

        Genasense (oblimersen sodium) — the first targeted pro-apoptotic agent specific to Bcl-2, a critical protein in the pathway of cell death (apoptosis). Based on data from the phase III pivotal trial in patients with metastatic melanoma who received Genasense plus dacarbazine, Aventis and Genta completed submission of a new drug application (NDA) to the FDA for approval of Genasense for use in the treatment of metastatic melanoma in December 2003. The FDA has granted priority review status to the application.

        Menactra — the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), was submitted for U.S. regulatory approval for use in children age 11 and older as well as adults in December 2003. An EU submission for ages 2-55 is planned for 2004 while submission for use in children ages 2-11 will follow in the U.S.

        Sculptra — an injectable poly-L-lactic acid was acquired in May 2002 from Biotech Industry S.A. of Luxembourg, which developed the product under the name New-Fill. The FDA has accepted the filing of a Premarket Approval Application (PMA) and has also granted an expedited review. Sculptra is a dermal contouring agent that provides lift to help restore lost facial volume in people with lipoatrophy. Lipoatrophy is typically characterized by the loss of fullness, shape, and contour in the face.

        Adacel — a trivalent vaccine protecting adolescents and adults against pertussis, diphtheria and tetanus. Marketed in Canada and Germany, Adacel is currently in phase III development in the U.S.

        Exubera — A novel approach to delivering insulin in a dry powder formulation by inhalation. We are developing Exubera for patients with type 1 and type 2 diabetes in cooperation with Pfizer. A phase III clinical program has been completed and additional studies are underway to strengthen the long-term safety data. Regulatory filings in the U.S. and in Europe are planned for the 2004-2005 time frame.

        Pentacel — a vaccine protecting against five diseases (diphtheria, tetanus, polio, whooping cough and Hib meningitis) for the U.S. market.

        Teriflunomide — an orally active immunomodulator that is being developed for the treatment of multiple sclerosis.

        109,881 — a new taxoid, is a cytotoxic agent that blocks cell replication by interfering with normal cellular function, leading to cell death. It has shown indications of improved efficacy in taxane-resistant patients.

        100,907 — a selective serotonin (5-HT2a) antagonist with the potential to improve restorative sleep and sleep continuity by reducing the number of night-time awakenings.

        0673 — a direct Factor Xa inhibitor, is a novel agent for the treatment and prevention of arterial and venous thrombosis that very selectively inhibits the plasma coagulation Factor Xa. This new-generation agent offers the potential to inhibit coagulation without the unwanted side effect of bleeding often observed with other antithrombotics. With a fast on- and offset of action, it represents a promising approach for the treatment of acute coronary syndrome.

        Pralnacasan — an orally administered ICE (interleukin beta converting enzyme) inhibitor. ICE regulates the production of both interleukin-1 beta (IL-1 beta) and IL-18, key pro-inflammatory cytokines that initiate and sustain the progression of inflammation. Inhibiting ICE may be a useful strategy for curtailing damaging inflammatory processes common to a number of acute and chronic conditions.

        Our early-stage pipeline (phase I/II) includes the following key projects:

AVE-8062	Cancer
VEGF Trap	Cancer
ALVAC-CEA vaccine	Colorectal tumors
ALVAC-gp100 vaccine	Melanoma
ALVAC-HIV vaccine	HIV
Dengue vaccine	Dengue fever and dengue hemorrhagic fever
RSV vaccine	Respiratory viral infections
Next-generation flu vaccine	Influenza
AVE-3933	Alzheimer's disease
AVE-7688	Hypertension
HP-184	Spinal cord injury
NV1FGF	Peripheral vascular disease
Pralnacasan	Osteoarthritis and psoriasis
Anti-inflammatory compounds	Asthma
AVE-0010	Diabetes
DiaPep277	Diabetes
PPAR agonists	Diabetes
Antiobesics	Obesity
BARI	Metabolism (hypercholesteremia)
Guanylate cyclase activators	Angina
SERM	Postmenopausal osteoporosis

        In 2003, we submitted five new products for regulatory approval, and expanded the range of indications for several of our currently marketed strategic brands.

  Key regulatory achievements in 2003/4

Product	Indication	Achievements
Allegra (LE)	Pediatric exclusivity	Approved in the U.S. (January 2003)
Allegra (LE)	Pediatric tablets	Approved in the UK (EU-RMS) (April 2003)
Allegra-D (LE)	Once-daily administration	Submitted in the U.S. (Dec. 2003)
Alvesco	Asthma	Submitted in the U.S. (Dec. 2003)
ActHib	Hib meningitis vaccine	Submitted in Japan (March 2003)
Apidra (NCE)	Diabetes	Submitted in the U.S. and the EU (June 2003)
Arava (LE)	Rheumatoid arthritis – improvement of physical function	Approved in the U.S. (May 2003)
Arava (NCE)	Rheumatoid arthritis	Approved in Japan (April 2003)
Genasense (NCE)	Malignant melanoma	Submitted in the U.S. (Dec. 2003)
Ketek (NCE)	Respiratory tract infections	Approved in Japan (Oct. 2003)
Ketek (NCE)	Respiratory tract infections	Response to 2nd approvable letter submitted in the U.S. (Oct. 2003)
Lantus (NCE)	Diabetes	Approved in Japan (Oct 2003)
Lantus (LE)	Flexible dosing	Approved in the U.S. (May 2003)
Lantus (LE)	Pediatrics	Approved in the EU (March 2003)
Lovenox (LE)	300 mg multidose vial	Approved in the U.S. (Jan. 2003)
Menactra	Meningococcal meningitis (A, C, Y and W-135)	Submitted in the U.S (December 2003)
Sculptra	Facial lipoatrophy	Submitted in the U.S. (December 2003)
Targocid (LE)	Pediatrics	Approved in Japan (Jan. 2003)
Tavanic (LE)	Prostatitis	Submitted in the UK (EU-RMS) (May 2003)
Tavanic (LE)	Uncomplicated urinary tract infections	Approved in the UK (EU-RMS) (May 2003)
Taxotere (LE)	1st line NSCLC	Approved in the EU (January 2003)
Taxotere (LE)	Esophageal cancer	Approved in Japan (January 2004)
Taxotere (LE)	Endometrial cancer	Submitted in Japan (November 2003)
Taxotere (LE)	Hormone-refractory prostate cancer	Submitted in the U.S. (Jan 2004) and the EU (Feb. 2004)

        EU-RMS = European Union Reference Member State for Mutual Recognition Procedure

        NCE = New Chemical Entity

        LE = Line Extension

        NSCLC = Non-small-cell lung cancer

  Alliances

        In order to supplement our organic growth, reinforce our leadership position in key therapeutic areas and complement our in-house research efforts, we are actively pursuing a targeted in-licensing and technology alliance strategy. In 2003, we added several promising drug candidates to our pipeline via collaborations:

    •
    In June 2003, we signed a licensing agreement with Zealand Pharma for the development and worldwide commercialization of AVE-0010 (ZP-10), a GLP-1 (glucagon-like peptide-1) receptor agonist of the exendin class that offers the potential to become a novel way of treating type 2 diabetes. AVE-0010 is currently in phase I/II.

    •
    In July 2003, Aventis and ImmunoGen signed a collaboration agreement to discover, develop, and commercialize novel antibody-based anti-cancer products.

    •
    In August 2003, we signed a licensing agreement with Dainippon for exclusive worldwide development and marketing rights (excluding Japan) for the antidementia agent AVE-3933. AVE-3933 is a potential cognitive enhancer with a novel mechanism of action under development for the treatment of Alzheimer's disease.

    •
    In September 2003, Aventis and Regeneron Pharmaceuticals entered into a global agreement (excluding Japan) under which the companies will jointly develop and commercialize Vascular Endothelial Growth Factor (VEGF) Trap, Regeneron's lead anti-angiogenesis compound. VEGF Trap is currently in phase I clinical trials to test the safety and tolerability of the compound in patients with solid-tumor malignancies and with non-Hodgkin's lymphoma.

Major partnerships and in-licensing agreements

Compound	Partner	Indication
Actonel	Procter & Gamble	Osteoporosis
Alvesco	Altana Pharma	Asthma
AMPA kinase inhibitor	Mercury	Diabetes
Anti-inflammatory compounds	Inflazyme	Asthma
Anti-inflammatory compounds	Millennium	Inflammatory diseases
Antibody-based oncology compounds	ImmunoGen	Cancer
AVE-0010	Zealand Pharma	Diabetes
AVE-3933	Dainippon	Alzheimer's disease
AVE-8062	Ajinomoto	Cancer
Campto	Yakult	Cancer
Cathepsin A inhibitors	Celera	Inflammatory diseases
CpG immunomodulators	Coley	Asthma and allergic rhinitis
Copaxone	Teva Pharmaceuticals	Multiple sclerosis
CRF-1 antagonists	Neurogen	Anxiety/depression
DiaPep277	Peptor	Diabetes
Dynepo	Transkaryotic Therapies	Anemia
Exubera	Pfizer	Diabetes
Genasense	Genta	Cancer
Nicotinic agonists	Targacept	Alzheimer's disease
PPAR agonists	Genfit	Diabetes
Pralnacasan	Vertex	Arthritis (RA and OA)
SERM	ProSkelia	Bone diseases
Tavanic	Daiichi	Bacterial infections
VEGF Trap	Regeneron	Oncology

        We have more than 300 collaborations in preclinical research, development and technology projects with academic and scientific institutions, biotechnology and other pharmaceutical companies. Our major technology alliances include:

Partner	Area of collaboration
Affymetrix	Microarray technology
Avalon	Cancer gene discovery
Celera	Genomic information
GeneLogic	Toxicogenomics
ImmunoGen	Antibody technology
Incyte Pharmaceuticals	Genomic information
Ingenuity	Genomic information management
Neogenesis	Screening technology
ProCorde	Cardiovascular functional genomics
Universities of Ulm and Freiburg	Pharmacogenomics

        Aventis Pasteur has an established international network of collaborations:

Vaccine	Object	Partner
Flu	Delivery systems	Crucell
Viral	High-yield tissue cultures	Crucell, Vivalis
Dengue	Chimeric approach	Acambis
Dengue	Live-attenuated approach	Mahidol University
HIV	Funding for clinical trials	NIH, others
HIV	Adenovirus	Merck & Co.
Cancer	Antigens – research contracts	Leiden University, NCI, Karolinska Institute, Therion, Eos Biotechnology
Basic research	Privileged access to new findings	Institut Pasteur

Property, Plant & Equipment

        Our principal production plants and manufacturing facilities are located in France, Germany, Italy, Singapore, the UK and the United States.

        The global Industrial Operations function of Aventis supplies approximately 450 brands in 29,000 presentation forms and consists of a network of 53 sites in 29 countries.

        In 2003, Industrial Operations further refined its strategy to support company goals by efficiently ensuring customer service as well as quality and compliance. 2003 saw the implementation of:

    •
    Product teams now responsible for manufacturing strategic brands along the value chain.

    •
    A "New Products Launch" organization to manage manufacturing and production aspects of new products from early stages of development to market launch.

    •
    Industrial Excellence as the strategy of choice to continuously improve management and manufacturing processes at our sites and to increase efficiency and process quality year by year. Through our Industrial Excellence initiatives, we achieved accumulated cost savings of approximately € 158 million in 2003.

    •
    Various quality initiatives to enhance compliance across the site network and product portfolio. These include Aventis global quality standards, Animal Derived Material Exit Program (ADMEP) and CFR 21 Part 11. Each of our sites is continuously investing in quality and compliance training measures.

Headquartered in Frankfurt, Germany, Industrial Operations comprises:

    •
    Active Pharmaceutical Ingredient (API) Operations, which is responsible for global production, process development and bulk sales of active pharmaceutical ingredients. API employs around 6,500 people in nine countries. The products of API cover 80% of our global demand for active ingredients. API produces more than 300 different active ingredients. As at the end of 2003, there were 14 production sites and five process development sites.

    •
    Drug Product Operations (DPO), which is responsible for global manufacturing of drug products, employs around 12,000 people. The plant network consists of nine major sites for the supply of strategic brands and a further 30 sites supporting local operations abroad and specific niche product markets. On January 1, 2004, DP Operations began moving from a regional to a technology-focused structure.

    •
    Global Quality and EHS oversees quality, environmental and safety issues and compliance at Industrial Operations as well as all of Aventis.

    •
    Global Purchasing provides purchasing services for all functions in Aventis.

Our major Active Pharmaceutical Ingredient (API) sites are as follows:

Location	Size (m2)	Strategic Focus
France
Neuville	300,000	Telithromycin
Vertolaye	200,000	Mature products
Vitry	210,000	Docetaxel, mature products
Germany
Frankfurt-Höchst (Biology)	44,000	Bioengineered insulins
Frankfurt-Höchst (Chemistry)	26,500	Fexofenadine, glimepiride, leflunomide, ramipril, telithromycin
Frankfurt-Höchst (Diabel)	13,500	Inhaled insulin
India
Ankleshwar	180,000	Mature products
Italy
Brindisi	150,000	Mature products
Garessio	280,000	Mature products
Singapore
Jurong	40,000	Enoxaparin

Smaller sites are located in Elbeuf, Ploërmel, Romainville and Villeneuve.

Drug Product Operations (DPO) has nine sites with a strategic brand focus:

Location	Size (m2)	Strategic brand
France
Le Trait	122,000	Lovenox
Maisons-Alfort	23,000	Lovenox
Germany
Frankfurt-Höchst	54,360	Lantus, Insuman, Apidra
Italy
Anagni	160,000	Targocid
Scoppito	232,774	Allegra, Amaryl, Tritace, Ketek
United Kingdom
Dagenham	231,500	Taxotere, Campto
Holmes Chapel	161,596	Nasacort AQ
United States
Kansas City	66,100	Allegra, Amaryl, Tritace, Ketek
Manati, Puerto Rico	38,283	Nasacort AQ

        Larger Drug Product Operation sites with a non-strategic brand, regional/country focus are also located in Compiegne, France; Alcorcon, Spain; Kawagoe, Japan; Laval (Quebec), Canada; Suzano, Brazil; and Ocoyoacac, Mexico.

        Aventis Pasteur has a large industrial operations network with sites located in North America, Europe as well as in emerging markets such as China, Thailand and Argentina.

        The locations and size of our main manufacturing facilities for human vaccines are as follows:

Location	Size (m2)	Principal use
Marcy l'Etoile, France	93,000	R&D and bulk production of most of the vaccine active ingredients supplied by Aventis Pasteur, largest site for secondary formulation, filling and packaging (FFP)
Val de Reuil, France	40,000	FFP; some major active ingredient production (flu, OPV, rabies, yellow fever)
Swiftwater, Pennsylvania U.S.	66,000	R&D, production of flu, meningitis and pediatric combo vaccines, FFP
Toronto, Canada	30,000	R&D, production of pediatric combos, industrialization of new products

        The policy of Aventis is generally to acquire our own facilities or lease them under long-term leases. The net book value of our property, plant and equipment was € 4,130 million as of December 31, 2003. Our pharmaceutical production plants and manufacturing facilities are in full compliance and generally adequate to meet our needs for the foreseeable future. However, we conduct annual reviews of our production plants with regard to environment, health and safety issues, quality compliance and capacity utilization. Based on this review, we record, if necessary, impairment losses for the modernization, divestment or closing of specific production plants. We are not aware of any environmental issues that we believe could have a significant effect on the utilization of our industrial assets.

        For more information on our Property, Plant and Equipment, see "Item 5. Capital Expenditures" and Note 3 of the Aventis Consolidated Financial Statements included at Item 18 of this Annual Report.

Markets

        We have a commercial presence in approximately 85 countries and our products are available in more than 170. Our top four markets are the United States, Germany, France and Japan. A detailed breakdown of our net sales by geographic market is presented in Item 5 of this report. In 2003, we generated 62.5% of our core business sales in these countries compared to 63.5% in 2002. Accounting for over 40% of global prescription drug sales, the United States is the world's largest pharmaceutical market and our single largest national market. In 2003, we generated 38% of our core business sales in the U.S. In Europe, our leading markets are France, Germany, Italy, Spain and the United Kingdom. Japan, the world's second-largest national pharmaceutical market, accounted for 5% of our core business sales in 2003.

  Marketing and Distribution

        We have a global sales force of nearly 20,000, including approximately 4,400 representatives in the United States, 6,000 in Europe, and 1,300 in Japan. The precise composition by therapeutic area fluctuates according to business needs and in line with our focus on strategic brands. In our major markets, we deploy dedicated sales forces specialized in areas such as oncology, metabolism and cardiovascular disease. Several surveys in 2003 in France and the United States indicate that Aventis is highly regarded among prescribers and opinion leaders. In France, Aventis ranked No. 1 in terms of quality of information, drugs and research by general practitioners (Pharmaceuticals Survey); has the strongest level of awareness among hospital chemists and second among cardiologists (IMS Health); and is the best-known laboratory among consumers (Pharmaceuticals Survey; "Express" Survey). In the United States, Aventis was recognized as the company "held in the highest regard" by U.S. allergists, endocrinologists, oncologists and managed care medical directors (Scott-Levin, 2002).

        Although specific distribution patterns vary by country, we sell prescription drugs primarily to wholesale drug distributors, independent and chain retail drug outlets, hospitals, clinics, managed care organizations and government institutions. In the U.S., we have secured inventory management agreements with authorized distributors to ensure that inventory levels of our products are consistent with true demand from authorized distributors' customers. These agreements cover more than 90% of U.S. sales revenue for Aventis prescription medications. Our human vaccines are sold and distributed to physicians and to international organizations for donors' markets.

        Aventis deploys e-commerce systems to manage wholesaler and samples orders, wholesaler inventory status, product shipping status, product location transfers, contract bidding awards and payments, and billing.

        It is standard practice for Aventis (as it is for most pharmaceutical companies) to market and promote its products to physicians through a variety of advertising, public relations and promotional tools. We regularly advertise in medical journals and exhibit at major medical congresses.

        As part of our ongoing efforts to leverage technology to enhance communication of product information to customers, we continued our e-detailing programs in our major markets. E-detailing initiatives included "live" real-time web communication between physicians and sales representatives and "virtual," on-demand detailing, including web-based forums in which physicians can access product information any time. We also maintain product Web sites and Web sites dedicated to therapeutic areas to provide information to customers and patients.

        VaccineShoppe is an innovative e-commerce solution that allows physicians to order vaccines products over the Internet. Processing over 114,000 orders, VaccineShoppe currently services 57% of all U.S. orders. Based on the success of VaccineShoppe in the U.S. market, we have implemented this innovative e-commerce channel in other key countries, including Canada and Argentina.

        In the United States, certain products such as the allergy drugs Allegra and Nasacort AQ, the dermatology treatments Penlac and BenzaClin, are also marketed directly to consumers by way of television, radio, newspapers and magazines. Not all products use all media channels. National advertising campaigns are being used to enhance awareness of conditions such as deep vein thrombosis, osteoporosis, uncontrolled diabetes and influenza in markets such as Germany, France and the U.S. In the U.S., Aventis also makes use of direct-to-consumer advertising of Lantus in diabetes magazines.

        In 2003, we took steps to increase the effectiveness of our commercial operations. Global teams began standardizing best practices in targeting customers and customizing sales and marketing approaches based on the needs and attitudes of customer segments. To support these targeting and segmentation initiatives and streamline their implementation in the field, we introduced new business processes and technology, including electronic territory management systems, contact centers and data warehousing and analytics. A global task force uncovered opportunities to improve the company's return on promotional investments for our global strategic brands. The goal for these initiatives is to increase efficiencies, minimize cost redundancies and reinvest the cost-savings to grow our key brands.

        While seasonality does not impact the core pharmaceutical business significantly, sales of individual products may reflect seasonal fluctuations in demand. Allegra/Telfast sales are dependent on the severity of the spring and fall allergy seasons. Sales of the recently launched antibiotic Ketek typically increase from October through March, concurrent with the seasonal incidence of respiratory tract infections. In the northern hemisphere, approximately 80% to 85% of flu vaccine sales are generated in the third and fourth quarters.

        We have entered into and continue to form many partnerships to co-promote/co-market certain products in specific geographic areas. Major arrangements currently include an agreement with Procter & Gamble for the osteoporosis drug Actonel; Altana Pharma for Alvesco; Yakult for Campto; Teva Pharmaceuticals for the multiple sclerosis drug Copaxone; Daiichi for Tavanic and Fujisawa/Sankyo for Ketek.

  Competition

        We operate in a highly competitive environment in which our prescription drugs compete in all our major markets primarily against other branded, patented drugs from large national and international pharmaceutical companies, e.g. AstraZeneca in cardiovascular and oncology, Bristol-Myers Squibb in oncology, Eli Lilly in osteoporosis, diabetes, and oncology, GlaxoSmithKline in oncology and allergy, Merck & Co. in hypertension and osteoporosis, Novartis in oncology, Novo Nordisk in diabetes, Pfizer in antibiotics and allergy, Roche in oncology and Sanofi-Synthélabo in oncology and thrombosis. In the human vaccines business, we compete primarily against Wyeth, GlaxoSmithKline, Chiron and Merck & Co.

        In the U.S. prescription drug market, we ranked 12th in 2003 (IMS Health, MIDAS MAT Q3/2003) and had a market share of 3.1%. Our principal competitors in this market are Pfizer, GSK, Merck, AstraZeneca, Novartis and Eli Lilly. In 2003, our top-selling products and their market shares in the U.S. were Allegra (35.4%), Lovenox (86.3%) and Taxotere (30.2%). In Canada, Aventis ranks ninth with a market share of 3.5% (IMS Health Canada MAT July 2003), our top three products/market shares were Delix/Tritace/Altace (43%), Lovenox (45%) and Actonel (23%).

        In France, we were once again the number one pharmaceutical company, with a market share of 10.3% (IMS Health, MIDAS MAT Q3/2003). In this market, we also compete with Sanofi-Synthélabo. Our top-three selling products and market shares in 2003 were Lovenox (58.3%), Vasten (16.9%) and Doliprane (15.3%).

        In Germany, we are now the second-largest research-based pharmaceutical company after Pfizer, with a market share of 5.4% (IMS Health MIDAS MAT Q3/2003). In the German market, we compete with the global leaders in the pharmaceutical market, e.g. Pfizer, AstraZeneca, Novartis, Merck & Co., and GSK as well as generic drug companies such as Ratiopharm and Hexal. Our three largest products and market shares are Lovenox (27.8%), Delix (7.1%) and Insuman (21.5%).

        In Japan, where we have a market share of 1.8%, we ranked 20th in 2003 (IMS Health, MIDA MAT Q3/2003). Our key competitors are Takeda, Pfizer, Sankyo, Roche and Daiichi. In 2003, our top three products by sales and their market shares were Allegra (16.6%), Amaryl (9.7%) and Taxotere (12.8%).

        We also face competition, sometimes significant, from generic prescription products, which typically enter the market as patent protection and regulatory exclusivity expire, but they may also gain entry to the market through successfully challenging our patents. Aventis is also subject to competition from over-the-counter and behind-the-counter products, i.e. drugs available without a prescription but only dispensable by a trained pharmacist. This is often the case when, for example, a significant competing prescription drug switches to over-the-counter status, or a competing product sold by prescription in some countries is sold behind-the-counter in a country where our product is sold by prescription only.

        Another competitive issue facing pharmaceutical manufacturers is the increasing incidence of parallel trade, also known as reimportation, which takes place when drugs sold abroad under the same trade name as in a domestic market are then imported into the domestic market by parallel traders, who may repackage and/or resize the original branded product or offer products for sale by alternative means, such as by mail or the internet. The rationale for parallel imports lies in economic advantages arising from different prices for the drugs due to different sales costs, market conditions (e.g. intermediate trading stages) and tax rates or because of national price fixing arrangements. There are indications that parallel trade is affecting markets in several regions, including the European Union, the United States, South Africa, the Philippines, India, Russia, Israel, and eastern Europe.

  Regulation

        The pharmaceutical industry is highly regulated. Government laws and regulations control research, development, testing, approval, manufacturing, labeling, and marketing.

  Product Regulation

        Prescription pharmaceuticals must receive regulatory approval before they can be marketed in individual countries. The regulatory requirements involve stringent standards that may vary among different countries. In general, before a drug can qualify for marketing approval, a registration dossier must be submitted to a regulatory authority for review and evaluation. The registration dossier principally contains detailed information about the safety and efficacy of a new medication. It also provides details about the manufacturing process, the proposed production facility and information to be provided to health care providers and/or patients. The registration process can last from several months to several years and depends, among other things, on the laws and regulations of the jurisdiction (country) in which the review takes place, the nature of the medication under review, the quality of the submitted data, and the efficiency of the review procedure.

        The process of developing a pharmaceutical product from discovery through testing, registration and initial product launch typically takes 10 to 15 years and, according to recent research by the Tufts Center for Drug Development, exceeds U.S.$ 800 million. There are three phases to clinical testing of unapproved new compounds in humans:

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

        The results of these clinical trials are then submitted to appropriate regulatory authorities with the objective of obtaining approval to sell the drug. After approval and commercial launch, additional clinical trials may be conducted to further evaluate the safety and efficacy of the products or to investigate potential new applications.

        The principal regulatory authority with respect to prescription pharmaceuticals in the United States is the Food and Drug Administration (FDA). The FDA administers and executes requirements covering the research and development, testing, approval, safety, effectiveness, manufacturing, labeling, and marketing of prescription pharmaceuticals. Drug safety and efficacy are evaluated pursuant to FDA regulations throughout the life cycle of a product, and in particular at four distinct stages:

  1.
  Preclinical safety assessment;

  2.
  Pre-approval safety and/or efficacy assessment in humans (Phase I, II and III clinical trials);

  3.
  Safety and efficacy assessment during FDA regulatory review (usually completed in 10 to 12 months); and

  4.
  Post-marketing safety surveillance

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

    •
    The Mutual Recognition Procedure operates by having one country (i.e. the Reference Member State (RMS) carry out the primary evaluation of a new compound. When a first license is granted, the other EU member states then have 90 days to decide if they accept or reject the approval granted by the RMS. If the countries do not follow the decision of the reference country, then the applicant can withdraw the application in these concerned countries or the process can be referred to the CPMP and will be reviewed there. Then the European Commission makes the formal decision based on this evaluation. Taking into account the Commission's decision, each member state will individually take action as necessary to comply with the commission decision.

        In Japan, although the Japanese regulatory authorities now recognize foreign clinical data developed outside of Japan, we still face two particular challenges that make the approval process sometimes difficult for drugs developed outside of Japan. First, the Japanese regulatory authorities request so-called "bridging studies" to verify that foreign clinical data are applicable to Japanese patients. Second, the Japanese authorities require the tests to determine appropriate dosages for Japanese patients be conducted on Japanese patient volunteers. Due to these types of requests, delays of two or three years in introducing a drug developed outside Japan to the Japanese market are possible.

        In recent years, efforts have been made between the European Union, the United States and Japan to achieve shorter development and registration times for medicinal products by harmonizing the individual requirements of the three regions. The process is called the International Conference on Harmonization. For the foreseeable future, however, approval must be obtained in each market.

  Pricing

        In most markets in which we operate, governments exercise some degree of control over pharmaceutical prices. The nature of these controls and their effect on the pharmaceutical industry vary greatly from country to country. In recent years, national healthcare reimbursement policies have become more stringent in a number of countries in which we do business as part of an overall effort to reduce the cost of healthcare. Different methods are applied to both the demand and supply side to control pharmaceutical costs, such as reference pricing, patient co-payment requirements, reimbursement limitations and volume containment measures, depending on the country.

        We believe that the governments in many markets important to our businesses will continue to enact measures in the future aimed at reducing the cost of pharmaceutical products to the public. It cannot be predicted with certainty what future effects the various pharmaceutical price control efforts will have on our pharmaceutical business. These efforts could have significant adverse consequences for the pharmaceutical industry as a whole and, consequently, also for Aventis. Increasing budgeting and price controls, the inclusion of patent-protected drugs in fixed price systems and approved drug lists and other similar measures may continue to occur in the future.

        United States.    In the United States, Medicaid, Medicare and other healthcare programs govern provider reimbursement levels in many cases. The Medicaid program requires that pharmaceutical manufacturers pay rebates to individual states on Medicaid reimbursed pharmaceutical products so that the Medicaid program receives the manufacturer's "Best price." U.S. federal and state governments are actively seeking ways to reduce the costs of pharmaceutical products paid for with federal and state funds. In 2003, legislation was passed that added a prescription drug benefit to the Medicare program. Further attempts to reform Medicaid/Medicare may be expected to modify Medicare and Medicaid, shifting public sector beneficiaries from traditional fee-for-service coverage into managed care plans.

        France.    In France, the government regulates prices on new prescription pharmaceutical products and price increases on existing drugs. In 2002, the French government introduced another new set of healthcare reforms known as the "Plan Mattei." This plan was aimed at redefining reimbursement conditions and criteria for the pricing of pharmaceutical products through the Drug Pricing Committee, and encouraging generic drug development. A new reference pricing system was introduced in France in July 2003 under which the government will reimburse off-patent products only up to a certain level with patients paying the remainder. In addition, the French health ministry delisted several products deemed to have "insufficient" medical benefit. In return, the government introduced the principle of a "fast-track" procedure to set prices and provide reimbursement for new innovative drugs. This measure could extend by many months the commercialization duration under patent.

        Japan.    The Ministry for Health, Labor and Welfare (MHLW) controls the pricing of pharmaceutical products in Japan. The MHLW determines the drug reimbursement price paid by the National Health Insurance (NHI) to medical institutions. The NHI drug reimbursement price is determined for each prescription drug by the MHLW. The price of a new drug is based on the daily price of comparable drugs, with certain premiums added as necessary. Since the price at which medical institutions purchase drugs can be set at a price lower than the reimbursement price through negotiation with wholesalers, a gap may exist between the selling price and the NHI drug price. Periodically (every 2 years in principle), the MHLW carries out a revision of drug reimbursement prices aimed at bringing NHI prices closer to the market prices.

        Germany.    Since the late 1980s the German government has imposed a wide range of supply- and demand-side restrictions intended to curb the level of overall spending on pharmaceuticals. A reference pricing system that requires patients to pay the difference between the actual price of the prescribed drug and the reference price has been in existence since 1989. In practice, patients are not generally willing to pay the difference. As a result, pharmaceutical companies face the decision either to adopt the reimbursement price or risk a substantial drop in prescriptions. Since 1993, all prescription drugs have been subject to patient co-payments that depend on the pack size. German legislation introduced in 2001 requires the negotiation of pharmaceutical expenditures between the Institutes of Statutory Health Insurance (SHI) and the National Association of SHI-accredited Physicians, and stipulates individual prescription limits for physicians. The legislation is also aimed at increasing prescriptions of generic and imported drugs. In addition, sickness funds and pharmacists have agreed on a quota for sales of imported pharmaceuticals (parallel imports) of 5.5% of the German market for 2002, which was intended to increase to 7% in 2003. To encourage greater use of generics, generic substitution by pharmacists, commonly referred to as the aut-idem law, was introduced in February 2002. Under healthcare legislation that came into effect on January 1, 2003, pharmaceutical companies are required to provide a 6% rebate on innovative medicines which are not covered by pharmacy substitution or reference pricing but are reimbursed by the statutory health insurance. A law on the modernization of the health insurance system came into effect on January 1, 2004. Then — among other things — the industry's obligatory discount to the sickness funds will increase from 6% in 2003 to 16% for one year. In addition the reimbursed medicines will be subject to a 10% co-payment with a minimum of € 5 and a maximum of € 10 per product pack. The price of imported medicines has to be 15% or € 15 lower than the price of the reference product. The drug price ordinance will change.

        Italy.    A series of cost-cutting initiatives were introduced in Italy in 2002, including the introduction of a reference pricing system and a 5% pharmaceutical price cut (which increased to 7% in 2003). A new reimbursement system, which will set maximum reimbursement limits by therapeutic class, became effective in January 2003. Under the new system, government reimbursements will be set at a level determined by the Health Ministry's Pharmaceutical Committee (CUF) based on sales by defined daily dose for all active ingredients. Products priced at levels above the reference prices are no longer be reimbursed unless their prices are reduced. The maximum price reduction per product has been set at 13%. Starting in January 2004, a new public body, the National Drug Agency, will take over all the responsibilities of CUF with respect to prices.

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

  Intellectual Property

        Aventis invested € 2.9 billion in R&D activities in 2003, and we are committed to rigorously protecting the value of the intellectual property associated with these activities.

        Intellectual property includes patents, trademarks, registered designs and copyrights as well as all of the inventions and innovations of significant commercial value which arise from our drug discovery, development, manufacturing, marketing and other business activities.

        We have obtained patents covering our important pharmaceutical products in major markets and we intend to secure patent protection for products currently under development. We routinely monitor the activities of our competitors relating to our intellectual property, and we intend to enforce our intellectual property rights as necessary.

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

        Our portfolio of strategic brands sold in the United States is subject to the overlapping provisions of patent protection and Hatch-Waxman data exclusivity. These products may be subject to increased risk of competition from generics approved by the FDA. In particular, data exclusivity has expired with respect to a number of our products, including some strategic brands, and applications for approval of generic versions have been, or at any time can be, filed by third parties. The following is a description of U.S. patent and data exclusivity coverage of our strategic brands sold in the United States:

Actonel (risedronate sodium)

        Procter & Gamble holds the New Drug Application (NDA) for Actonel that was filed with the FDA. The U.S. patent claiming the active ingredient, risedronate sodium, as a compound expires in December 2013, and patents covering different formulations expire in 2017 and 2018. Non-patent data exclusivity as a new chemical entity and covering various indications expired in 2003.

Allegra/Telfast (fexofenadine)

        Since 2001, Aventis Pharmaceuticals Inc., the U.S. pharmaceutical business of Aventis, has filed patent infringement lawsuits against six companies that sought approval of Abbreviated New Drug Applications (ANDAs) to market generic versions of Allegra capsules, tablets and Allegra-D in the U.S. In addition, one company has filed a "Section 505(b)(2)" application with FDA. Although the exact nature of the Section 505(b)(2) filing has not been disclosed, such applications may be used to seek approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug and over-the-counter versions of prescription drugs. Aventis also brought a patent infringement lawsuit against the Section 505(b)(2) filer. In the U.S., Aventis holds multiple method of use, formulation, process and composition patents with respect to Allegra. Under applicable federal law, marketing of FDA-approved generic fexofenadine HCl products may not commence unless and until a decision favorable to a generic challenger is rendered in the applicable patent litigation or until 30 months have elapsed since the suit was filed, whichever comes first. Regulatory exclusivity for tablet formulations of Allegra expired in 2003. A court date for all pending cases has been set for September 2004.

Amaryl (glimepiride)

        Non-patent data exclusivity for Amaryl in the U.S. expired in 2000. The U.S. patent claiming the active ingredient, glimepiride, as a compound expires in April 2005.

Arava (leflunomide)

        Arava non-patent data exclusivity was extended to March 2004 due to the approval of our pediatric exclusivity request.

Lantus (insulin glargine)

        Lantus has non-patent data exclusivity in the U.S. until October 2005 (extended from April 2005 due to pediatric exclusivity). The U.S. patent claiming the active ingredient, insulin glargine, as a compound expires in March 2015.

Lovenox/Clexane (enoxaparin sodium)

        Aventis has two patents listed with the FDA which relate to Lovenox/Clexane: U.S. Patent No. 4,692,435 which expires December 2004, and U.S. Patent No. 5,389,618 (" '618 Patent") which expires February 2012. An application for reissue was filed on the '618 Patent in May 2003 seeking modifications in the granted patent. The '618 patent will remain in force as a granted patent during the reissue proceeding. If the application is approved, Aventis believes that the '618 patent could be reissued in an amended version prior to year-end 2004.

        In June of 2003, Aventis was notified by two generic companies that they were seeking approval for generic versions of Lovenox in the U.S. Aventis brought patent infringement suits as to both generics on the '618 patent within 45 days of receipt of the notice. Under applicable federal law, marketing of FDA-approved generic enoxaparin may not commence unless and until a decision favorable to a generic challenger is rendered in the applicable patent litigation or until 30 months have elapsed from receipt of the notice, whichever comes first. A trial date of April 2005 as to both generics has been set. The non-patent data exclusivity (New Chemical Entity) expired as to Lovenox in 1998.

Nasacort AQ (triamcinolone acetonide)

        Nasacort AQ currently has two U.S. formulation patents expiring in 2016. Data exclusivity for this product has expired.

Taxotere (docetaxel)

        The U.S. patent claiming the active ingredient, docetaxel, as a compound expires in May 2010, and a number of other U.S. patents covering this drug expire between 2012 and 2013. Non-patent "data exclusivity" in the U.S. for Taxotere in combination with cisplatin for one indication expires in November 2005. All other U.S. data exclusivity has expired.

Delix/Tritace (ramipril)

        Aventis does not market Delix/Tritace in the United States. In the largest markets for this drug, patents claiming the active ingredient, ramipril, as a compound expire in Germany and Great Britain in 2004, in France in 2006 and in Italy in 2007. Aventis holds other patents in certain of these countries that expire between 2005 and 2008. In Canada, the patent claiming the active ingredient as a compound expires in 2018. However, abbreviated submissions for generic versions of Delix/Tritace have been filed with the Canadian health authorities, thus triggering ongoing litigation over patent infringement and validity. In addition, an ANDA for a generic product has been filed in the U.S., where Aventis manufactures ramipril for the U.S. marketer. If a generic ramipril is approved for marketing in the U.S., it could negatively affect our revenues from manufacturing the product for U.S. distribution.

Non-Core Business

  Aventis Behring

        The therapeutic proteins business, Aventis Behring, which we consolidate in full, is a global leader in the therapeutic protein and recombinant products industry, providing a wide range of innovative, high quality therapies and unique support services to patients worldwide. Sales in 2003 totaled € 1,008 million, a 5.6% decline from € 1,068 million in 2002 (+3.3% activity variance). An agreement to divest this business was signed with CSL Ltd. of Australia in December 2003. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004. As of February 2004, the U.S. Federal Trade Commission and most other antitrust authorities reviewing the transaction had cleared it.

  Rhodia

        As of December 31, 2003, we held a 15.3% equity stake in the specialty chemicals group Rhodia, which was formerly a unit of Rhône-Poulenc and was listed on the Paris stock exchange as well as the New York Stock Exchange in 1998. As a condition for the U.S. and EU approvals of the business combination to create Aventis, a deadline of April 2004 had been set for Aventis to reduce its 25.2% stake in Rhodia to below 5%. In May 2003 we sold 9.9% of Rhodia's share capital to Credit Lyonnais, reducing our stake to 15.3% (27.5 million shares). Subsequent to this sale, we consider Rhodia a marketable investment and no longer account for it using the equity method. On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie within a confidential timeframe of several years. In parallel, the U.S. Federal Trade Commission has extended its separate deadline for our disposal of the Rhodia stake by one additional year, until April 22, 2005.

  Wacker-Chemie

        Following the successful completion in January 2001 of the first stage of an agreement reached in December 2000 to sell the 50% equity stake held by Hoechst AG in Wacker-Chemie GmbH, we indirectly own a 49% equity interest in Wacker-Chemie through Hoechst. Discussions with the Wacker family are continuing concerning the terms and the timing of the second stage of the transaction or to find a mutually acceptable alternative solution.

  DyStar

        Through Hoechst, we hold a 35% stake in the textile dyes business DyStar, which we account for using the equity method. The other DyStar shareholders are Bayer, which also has a 35% interest, and BASF, with a 30% interest. At present, the three shareholders of DyStar are jointly evaluating opportunities to divest their stakes in the company and have initiated a sales process.

Item 5.    Operating and Financial Review and Prospects

Topic
A.	Definitions
B.	Disclosure of Critical Accounting Policies
C.	Acquisition Policy
D.	Divestiture Policy
E.	Effect of Exchange Rate Fluctuations
F.	French Corporate Taxation Arrangements
G.	Raw Materials
H.	Environmental Product Liability and Antitrust Matters
I.	Introduction to 2003
J.	Aventis Results of Operations: 2003 compared to 2002
K.	Outlook
L.	Information on non-GAAP Financial Measures 2003 vs. 2002
M.	Aventis Results of Operations: 2002 compared to 2001
N.	Information on non-GAAP Financial Measures 2002 vs. 2001

A. Definitions

        We have prepared the Aventis Consolidated Financial Statements included in this Annual Report at Item 18 in accordance with French generally accepted accounting principles, which we refer to as "French GAAP." The differences between these accounting principles and those generally accepted in the United States, commonly referred to as "U.S. GAAP," that have a material impact on the Aventis Consolidated Financial Statements are described in Note 34 to the Aventis Consolidated Financial Statements included in this Annual Report, together with the reconciliation of our net income and selected other items to U.S. GAAP.

        Activity and Currency Variance:    We generally include an analysis of net sales in terms of activity variance, which measures the overall effect of changes in volumes and average price levels on our net sales, holding currency conversion effects and structural effects constant between the two periods being compared. As used in this report, currency variance measures the effect of changes in the rates of currency conversion on the nominal net sales amounts reported for the two periods being compared. The variance figures are coefficients and not absolute amounts, which means adding activity variance, structure variance and currency variance will not necessarily give total variance (although the results may coincide due to rounding). We have calculated all percentages before rounding the data.

        Operating income and equity in earnings of affiliated companies before goodwill amortization: Operating income and equity in earnings of affiliated companies before goodwill amortization is an unaudited non-GAAP financial measure. We have included operating income and equity in earnings of affiliated companies before goodwill amortization in addition to the corresponding GAAP measure operating income which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance. A tabular reconciliation of this financial measure to operating income is found at "L. Information on non-GAAP financial measures 2003 vs. 2002," below. We note that upon our switch to IAS/IFRS starting on January 1, 2005 we will no longer amortize goodwill.

        Basic Earnings Per Share (EPS) before goodwill amortization:    Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at year end). We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. A tabular reconciliation of this financial measure to net income is found at "L. Information on non-GAAP financial measures 2003 vs. 2002." below. We note that upon our switch to IAS/IFRS starting on January 1, 2005 we will no longer amortize goodwill.

B. Disclosure of Critical Accounting Policies

        Each of the following critical accounting policies is based on estimates involving difficult judgment decisions by management. The management of Aventis continually reviews the accounting estimates used in the preparation of the consolidated financial statements in order to ensure that they are reasonable.

Changes in these estimates could require Aventis to record higher or lower costs, or could favorably or unfavorably impact the financial condition and cash flows of Aventis.

  Revenue recognition

        The Group recognizes revenues when all of the following criteria are met:

    •
    persuasive evidence of an arrangement exists that is in accordance with the Group's customary business practices and processes for documenting sales transactions

    •
    delivery has occurred or services have been rendered and the customer has taken title and assumed the risks and rewards of ownership of the products purchased

    •
    the seller's price to the buyer is fixed or determinable

    •
    collectibility is reasonably assured.

        The Group provides for estimated sales returns, sales discounts and rebates as reductions in determining sales in the same period the related sales are recorded. The sales returns and discount provisions are based on estimates derived from historical experience, specific economic factors, potential replacement product launches, product shelf life, etc. Sales rebates are deductions from list prices granted on the basis of volume sold and are provided for in the period in which the related sales are realized.

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

        Aventis periodically enters into contractual agreements to provide marketing and selling or research and development support to other parties. These services are performed in accordance with the terms of the individual contract. Delivery is deemed to have occurred when the conditions of the contract are met. Aventis records revenue when the contractual services have been performed and delivered in accordance with the individual contracts and when collection of the amounts due for these services is reasonably assured.

        Aventis also sometimes enters into multi-element arrangements. These are primarily a combination of a licensing or product divestment agreement and supply agreement. At the inception of such agreements and as each item in the arrangement is delivered, an analysis is performed to determine whether there are separate units of accounting. The separate units of such arrangements are accounted for and revenue is recognized separately if they constitute separate earnings processes, the delivered item has value on a stand-alone basis, that there is objective and reliable evidence of the fair value of the undelivered item and that delivery or performance of the undelivered item is considered probable. If there is objective and reliable evidence of the fair value for all units, then consideration is allocated based upon their relative fair values. If there is no objective and reliable evidence of the fair value of the delivered item, Aventis utilizes the residual method to allocate consideration to the delivered items.

        Fair market value is determined by results of arms length transactions in arrangements with third parties, Aventis experience with other similar Aventis products and/or other publicly received information. As delivery of the goods and/or services related to the undelivered item is made, revenue is recognized to the extent appropriate for those deliveries. Where there is no separate culmination of an earnings process for individual deliverables, revenue recognition is determined in accordance with Aventis policy for the combined deliverables as a single unit of accounting.

  Impairment policy

        Long-lived assets are recorded at cost at the date of acquisition and are amortized over time in accordance with the usage of these assets.

        Assets or groups of assets are reviewed at each reporting date or each time an event occurs that may suggest that an asset has been impaired (when the chances of recovering their carrying amount may be threatened). If there is an indication that an asset may be impaired, such as a negative change in the operating conditions, then this asset is to be tested for impairment.

        The application of our impairment policy involves significant management judgments and estimates, including determination of triggering events, evaluation of future cash flows, estimation of the future evolution of business conditions and development of alternative business scenarios. Actual facts and developments could differ from these judgments and estimates and therefore affect our impairment assessments.

  Assets to be held and used:

        To identify assets held and used for which an impairment in value may have occurred, we undertake a review of long-lived assets and intangible assets when certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        Those assets are tested for recoverability using cash flows estimates based on the future net cash flows associated with the asset or a group of assets, excluding interest charges and including future capital expenditures necessary to maintain the existing service potential.

        If as a result of the test an asset is deemed to be impaired, the measurement of the impairment loss is determined as being the excess of the carrying amount over the fair value of the asset. The fair value of an asset or a group of assets is determined by using one of the three following methods:

    •
    Quoted market prices in active markets

    •
    Estimates based on prices of similar assets

    •
    Estimates based on valuation techniques, such as discounted cash flows

  Assets held for sale or to be abandoned:

        Assets held for sale must be recorded at the lower of the carrying amount or fair value less costs to sell. Fair value is determined in the same manner as it is determined for assets held and used including expected sale proceeds and scrap value if any. If an asset qualifies as "held for sale," the depreciation or amortization is stopped.

        As of December 31, 2003, the Aventis Behring therapeutic proteins business qualified as assets held for sale.

        On December 8, 2003, Aventis and CSL Limited signed an agreement under which CSL will acquire the therapeutic proteins business of Aventis. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004.

        The Group accordingly performed an impairment test on long-lived assets of Aventis Behring. The long-lived assets impairment test has been performed on an "held for sale" model. Proceeds to be received from the sale have been used to determine the fair value of the business. As of December 31, 2003, the carrying value of long-lived assets of Aventis Behring exceeded their fair value and triggered the recognition of an impairment charge and provision of € 302 million (net of tax).

        Negotiations are also underway to divest our 35% stake in the chemicals company DyStar. An impairment test performed on long-lived assets of DyStar triggered the recognition of an impairment charge of € 103 million (net of tax) as of December 31, 2003.

  Impairment of goodwill:

        We recognize and measure goodwill impairment based on discounted cash flows, which are compared to goodwill for each business in which an impairment indicator exists.

        For the purpose of testing goodwill, all goodwill acquired in business combinations as well as all acquired assets and liabilities have been assigned to the following reporting segments: Prescription Drugs, Human Vaccines, Therapeutic Proteins, the Merial animal health equity joint venture (with Merck & Co. Inc.) and corporate activities.

        Testing goodwill for impairment is done at the reporting unit level. The fair value of the overall reporting unit based on discounted cash flows is compared to its carrying amount (including goodwill). If the carrying amount of the reporting unit exceeds its fair value, an impairment is recorded equal to the difference between these two amounts.

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

        As of December 31, 2003, the carrying value of our investment in Millennium Pharmaceuticals exceeded its value-in-use and a write-down of € 104 million was recorded.

        Other investments are carried at the lower of cost or net realizable value. (Please see Note 5 to the Aventis Consolidated Financial Statements for additional information.)

  Environmental and Product Liabilities

        Aventis recognizes a loss contingency and accrues for a liability if available information indicates that a contingent loss is probable as of the balance sheet date and reasonably estimable. In the course of its business, the Group is exposed in particular to environmental and product liabilities.

        In addition, Aventis and its subsidiaries divested a variety of mostly chemical and agro-chemical businesses in 2002 or in previous years with customary indemnification obligations (notably environmental and product liabilities) regarding the state of the divested businesses and negotiated on a case-by-case basis.

        With respect to environmental liabilities, the Group generally estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. In evaluating the potential liability, the Group considers the two following criteria, on or before the date the balance sheet is issued (date on which the consolidated financial statements are adopted by the Supervisory Board):

    •
    Litigation has commenced or a claim has been asserted

    •
    Based on available information it is probable that the outcome of such litigation, claim or assessment will be unfavorable

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

        (Please see Notes 16, 18 and 25 to the Aventis Consolidated Financial Statements for additional information).

  International Financial Reporting Standards (IAS/IFRS)

        The European Commission's Regulation No. 1606/2002 adopted in July 2002 requires European companies whose securities are traded on a regulated market (such as Euronext Paris) to prepare their consolidated financial statements under International Financial Reporting Standards (IAS/IFRS) starting on January 1, 2005. As a result, we will phase out our current French GAAP reporting.

        To prepare for this requirement, Aventis set up a project team in early 2003. Our project team has proceeded to identify most current accounting differences between IAS/IFRS and French GAAP as applied by Aventis. Over the course of 2004 we expect to implement all necessary changes to our information systems, procedures, internal organization and financial policies, in order to be able to produce IFRS-compliant consolidated financial statements starting on January 1, 2005 and on an ongoing basis. Our management carefully monitors this project to ensure that Aventis continues to meet its financial reporting obligations.

        We expect that the change in accounting principles will affect various items in our consolidated financial statements. We have identified the following major accounting differences between our current reporting standards and IAS/IFRS. This preliminary list reflects the current status of our project findings and is not final. It is important to note that our project team is continuing to conduct its analysis and that some standards that will be applicable to the Aventis 2005 consolidated financial statements have not yet been finalized by the IASB (International Accounting Standards Board).

        IFRS 1 "First Time Adoption of International Financial Reporting Standards:" IFRS 1 grants limited exemptions, from the general requirement to apply all IAS/IFRS retrospectively. Aventis may opt to use one or more of these exemptions. The most relevant for Aventis are in the area of:

    •
    Pensions

    •
    Currency translation adjustment

    •
    Business combinations

        Aventis is currently evaluating these exemptions

        Aventis has already decided not to use the exemption to measure certain property, plant or equipment at its fair value.

        Classification of various items in our balance sheet: Certain financial instruments will have to be reclassified to either Stockholders' Equity or Financial Liabilities, or will have to be split into their components, which will then be classified as either Stockholders' Equity or Financial Liabilities.

        Goodwill amortization: For all goodwill upon acquisition, amortization will cease. Instead the goodwill will be tested annually for impairment.

        Share-Based Payments: Under French GAAP, our Stock Option Plans are not expensed. Under IFRS/IAS all grants of options after November 7, 2002, which remain unvested at January 1, 2004 will have to be expensed.

        Investments available-for-sale: Under IFRS/IAS, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. Under French GAAP such investments are classified either as strategic investments or other investments:

    •
    Strategic investments are valued according to the value-in-use-model which includes, among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding and ability, and restriction period

    •
    Other investments are carried at the lower of historical value or net realizable value

        Discounting of long-term liabilities or assets where the time value of money is material: Some balance sheet items which are not discounted to present value under French GAAP and for which the time value of money is material, will have to be discounted, with the change of the provision attributable to the passage of time ("interest accretion") accounted for under interest expense/income in the income statement.

C. Acquisition Policy

        We review acquisition and investment opportunities in our core business on a continuing basis and normally pursue transactions, including any acquisition or investment that might be material in relation to our consolidated financial condition or results of operations, that we deem essential to consolidating or preserving our strategic position in one of these businesses.

D. Divestiture Policy

        Aventis has divested in recent years a number of non-strategic assets in order to focus the business portfolio and reduce outstanding debt.

        In 2003, we announced the signing of an agreement to divest the therapeutic proteins business Aventis Behring, and we sold our 11.8% stake in the specialty chemicals group Clariant. In addition, we reduced our stake in the speciality chemicals group Rhodia to 15.3% from 25.2%. Our aim is to complete the divestiture of the remaining non-core holdings, which include equity stakes in the chemical companies Wacker-Chemie (49%), DyStar (35%) and our remaining stake in Rhodia, by the end of 2004. On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie within a confidential time frame of several years. In parallel, the U.S. Federal Trade Commission has extended its separate deadline for our disposal of the Rhodia stake by one additional year, until April 22, 2005.

E. Effect of Exchange Rate Fluctuations

        The reporting currency used in our consolidated financial statements is the euro. We have transaction and translation exposure to fluctuations in the values of foreign currencies against the euro, because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar against the euro, could have a material impact on our results of operations. For example, a weak value of the U.S. dollar against the euro will reduce the euro value of our sales and earnings made in U.S. dollar and in dollar-sensitive regions, such as Latin America and reduce the competitiveness of our products produced in Europe against products exported from the United States.

        For example, over the past three years, the fluctuation of the value of the U.S. dollar against the euro has had the following effects:

    •
    In 2003, the increase in the value of the euro compared to the U.S. dollar ($ 1.1312 average value in 2003 compared to $ 0.9456 average value in 2002) had a negative impact on our net sales. The strength of the euro versus the U.S. dollar resulted in a negative currency impact of 7.3% on our core business sales. (For a definition of our core business please see page 50).

    •
    In 2002, the increase in the value of the euro compared to the U.S. dollar ($ 0.9456 average value in 2002 compared to $ 0.8956 average value in 2001) had a negative impact on our net sales. The strength of the euro versus the U.S. dollar resulted in a negative currency impact of 2.4% on our core business sales.

    •
    In 2001, the decrease in the value of the euro compared to the U.S. dollar ($ 0.8956 average value in 2001 compared to $ 0.924 average value in 2000) had a positive impact on our net sales, which was offset by negative variances from other currencies.

        We engage in various foreign currency hedging activities to reduce our exposure to fluctuations in exchange rates. As a general policy, we do not hedge specific transactions, but manage our exposure on a comprehensive basis. (Please see Note 1(k) to the Consolidated Financial Statements for additional information).

F. French Corporate Taxation Arrangements

        Pursuant to the approval of the French tax authorities, the Group has filed a worldwide consolidation tax return since January 1, 1993. Under the French Tax Code, the Group's French income tax expense is based on the total income of all Group subsidiaries, both French and foreign, meeting the required conditions, and takes into account the tax position of all of these. The Group renewed this regime for the period 2001 to 2003. The last authorization expired on December 31, 2003 and has not been renewed. Therefore, effective January 1, 2004, this regime no longer applies.

        The costs of not renewing this regime have been recorded at December 31, 2003. These relate to the reinstatement of the tax loss carryforwards of French companies already taken into account in the Worldwide Tax Regime and which remain available for future use by the companies concerned for an amount of € 22 million. They also relate to the movements on deferred taxes amounting to € 29 million.

        The 1998 and 1999 consolidated tax returns have been recently audited by the French Tax Administration. The company received the related tax assessments in January 2004. All costs are covered by accrued provisions.

G. Raw Materials

        Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. In general, these materials are widely available from multiple sources, although in the case of certain highly specialized ingredients such as heparin for Lovenox we are reliant on a limited number of approved suppliers. No serious shortages or delays were encountered in 2003.

H. Environmental Product Liability and Antitrust Matters

        Environmental liabilities concern losses recognized for probable responsibility relating to past waste disposal practices (including designation of certain of our subsidiaries or even former subsidiaries as a

"potentially responsible party" under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and comparable designation under other applicable laws in the United States and other jurisdictions), tort claims including for punitive damages relating to the release of chemicals into the environment and other environmental matters.

        Aventis and/or its current and former subsidiaries have been designated as a "potentially responsible party" or its equivalent under "Superfund" and similar laws in the United States and elsewhere, or may otherwise have potential responsibility for numerous sites, of which approximately ten are undergoing active remediation by Aventis, and approximately 38 are undergoing active remediation under circumstances where third parties have primary responsibility for such remediation (through indemnification or otherwise). In 1998, Aventis entered into an Environmental Indemnification Agreement under which, subject to certain conditions, Rhodia was entitled to claim indemnification from Aventis with respect to costs arising from covered environmental liabilities. In 2002, Aventis entered into a settlement agreement with Rhodia that terminated its rights to bring claims under this Environmental Indemnification Agreement. The amount relating to the Environmental Indemnification Agreement is € 62 million. A last installment of € 31 million is to be paid under this settlement agreement by June 30, 2007 at the latest. In addition, with respect to certain other businesses that Aventis and its subsidiaries have de-merged or divested, for example, Aventis Animal Nutrition, Aventis CropScience, Celanese, Infraserv Höchst, Messer Griesheim, and the specialty chemicals business sold to Clariant, the Group has retained responsibility for certain environmental liabilities. Independent of any contractual arrangements, the laws of the United States, France or other jurisdictions may in certain cases allow recourse against Aventis for the environmental liabilities of former subsidiaries, typically when the former subsidiary cannot finance remediation. (Please see Note 25 of the Aventis Consolidated Financial Statements included at Item 18 of this Annual Report for further information).

        Aventis and/or its subsidiaries are named as defendants in various product liability, antitrust and other actions. In some instances, these suits involve divested subsidiaries for which we have retained liability. (Please see "Item 8. Financial Information — Information on Legal or Arbitration Proceedings" and Note 25 at Item 18 of the Aventis Consolidated Financial Statements for additional information).

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

        Based on the information available to us, we do not currently believe that unrecognized and uninsured losses for environmental and product liability matters that are reasonably possible or remote would have a material adverse impact on our consolidated financial condition, results of operations or liquidity.

I. Introduction to 2003: Driving profitability through sales growth and enhanced operational effectiveness

        In a challenging economic and political environment, we are striving for sustainable growth driven by our marketed products, our products in development in key therapeutic areas, and by enhanced operational effectiveness. We are thus focusing our efforts on our strategic brands in order to maximize their commercial potential and to optimize our product mix. Additionally, we are expanding our sales base in the U.S. Our research activities are focused on selected disease areas for which we anticipate strong growth potential and aim to maintain or achieve sustainable leadership positions in these franchises. We are also working to optimize our resource allocation and our operational effectiveness.

  Core Business

        Our core business comprises activities that we consider to be strategic to the Group's pharmaceutical operations and intend to retain:

    •
    Prescription Drugs

    •
    Human Vaccines

    •
    Our 50% equity interest in Merial (animal health), accounted for under the equity method

    •
    Corporate activities (mainly insurance entities)

        These core businesses correspond to the reporting segments "Prescription Drugs," "Human Vaccines," and "Corporate and Animal Health Activities" found at Note 26 to the Consolidated Financial Statements included at Item 18 of this Annual Report. In the discussion and analysis that follow, our references to "core" results are references to the aggregate of these three reporting segments excluding inter-segment eliminations. Additional adjustments have been made to the "interest (expense) income — net" line item, as described at "L. Information on non-GAAP financial measures 2003 vs. 2002," below. Our core results are non-GAAP financial measures as defined by the U.S. Securities and Exchange Commission. We present them in addition to our audited consolidated and individual segment financial measures because we believe it is important for our investors to also consider the whole of our pharmaceutical activities.

  Non-Core Business

        Our non-core business comprises activities and investments outside the core businesses. In 2003, we pursued our commitment to discontinue our non-core businesses and made further significant progress toward becoming a pure pharmaceutical company through the following divestitures:

    •
    In May, we completed the sale of 9.9% of the share capital of the specialty chemicals group Rhodia to Credit Lyonnais, reducing our stake from 25.2% to 15.3%.

    •
    In November, we sold our entire 11.8% interest in the specialty chemicals company Clariant, which was accounted for as an investment, through a private placement to institutional investors.

    •
    In December, we announced the signing of an agreement under which CSL Limited of Australia will acquire the Aventis Behring therapeutic proteins business. The transaction is expected to be completed in the first half of 2004.

        In 2003, our non-core businesses principally included Aventis Behring and Delta Biotechnology in the therapeutic proteins business, our equity interests in the chemical companies Wacker-Chemie (49%) and DyStar (35%) as well as our 15.3% interest in Rhodia (25.2% prior to May 2, 2003). The 2002 and 2001 results include Aventis Animal Nutrition and Aventis CropScience until their divestiture, respectively in April and June 2002. In 2001 and 2002, we accounted for Rhodia using the equity method based on our larger shareholding in these fiscal years. As a result of the reduction of our interest in May 2003, we accounted for Rhodia as a marketable security starting in May 2003.

        We intend to pursue our strategy aiming to divest the remainder of our non-core businesses in the near future (for more details, please see "Item 4 — Information on the Company — Non-Core Business").

        The discussion and analysis below of the 2003 financial measures related to our non-core business correspond to the reporting segment "Other Activities" reported at Note 26 to the Consolidated Financial Statements found at Item 18 of this Annual Report. The discussion and analysis of our 2002 and 2001 financial measures relating to our non-core businesses also include the Aventis CropScience and Aventis Animal Nutrition reporting segments, which we sold in 2002 and is therefore comparable with our 2003 non-core results. Additional adjustments have been made to the "interest expense — net" line item, as described at "L. Information on non-GAAP financial measures 2003 vs. 2002."

J. Aventis Results of Operations: 2003 compared to 2002

AVENTIS GROUP

Statement of Operations

	2003				2002
	Group	Eliminations	Non-Core(1)	Core(1)	Group	Eliminations	Non-Core(1)	Core(1)
	(in € million, except per share information in €)
Net sales	17,815	(22)	1,046	16,791	20,622	(35)	3,066	17,591
Co-promotion income	252		–	252	161		–	161
Production costs and expenses	(5,377)	22	(989)	(4,410)	(6,578)	35	(2,050)	(4,563)
Selling, general and administrative expenses and other operating income (expenses)	(5,365)		(206)	(5,160)	(6,866)		(1,164)	(5,702)
Research and development	(2,924)		(61)	(2,863)	(3,420)		(280)	(3,141)
Restructuring expenses	(251)		(39)	(211)	(68)		(19)	(49)
Goodwill amortization	(480)		–	(480)	(1,021)		(477)	(543)

Operating income (loss)	3,670		(249)	3,919	2,830		(924)	3,754

Equity in earnings of affiliated companies	(107)		(303)	196	51		(157)	208
Interest (expense) income – net	(151)		(46)	(105)	(309)		(161)	(148)
Miscellaneous non-operating income and expenses – net	(501)		(384)	(117)	1,120		1,453	(333)

Income (loss) before taxes and minority interests	2,911		(982)	3,893	3,692		211	3,481

Provision for income taxes	(929)		434	(1,363)	(1,430)		(159)	(1,270)
Minority interests in net income of consolidated subsidiaries	(29)		4	(34)	(86)		(42)	(44)
Preferred remuneration	(52)		–	(52)	(85)		–	(85)

Net income (loss)	1,901		(543)	2,444	2,091		10	2,081

Average number of shares outstanding	785,905,944		785,905,944	785,905,944	793,412,151		793,412,151	793,412,151
Basic earnings (loss) per share in €	2.42		(0.69)	3.11	2.64		0.01	2.62
Basic earnings (loss) before goodwill amortization per share in €(1)(2)	3.03		(0.69)	3.72	3.92		0.61	3.31
Operating income and equity in earnings of affiliated companies before goodwill amortization(1)(3)	4,044		(551)	4,595	3,901		(604)	4,505

(1)
These columns and lines are unaudited and non-GAAP financial measures.
(2)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.
(3)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.

        For additional information concerning the reconciliation of core and non-core financial information to our GAAP segment information, please refer to section "L. Information on non-GAAP financial measures 2003 vs. 2002," below.

        Consolidated net sales decreased 13.6% to € 17,815 million from € 20,622 million in 2002, due mainly to the divestitures of Aventis Animal Nutrition and Aventis CropScience in 2002. In addition, sales were negatively impacted by currency translation, which reduced reported net sales by approximately 9.4%, principally due to the decline of the U.S. dollar and of Latin American currencies relative to the euro.

        Sales in our core business decreased 4.5%. On an activity basis, our core business sales increased 5.9%. Our core business activity growth in 2003 was driven by the strong overall performance of our strategic brands and human vaccines. The growth rate of our strategic brands (brand-name pharmaceuticals that we believe have significant commercial potential and on which we focus our marketing efforts), such as Lantus, Actonel, Taxotere and the acceleration in sales of Lovenox were among the top contributors. However, Allegra sales were largely flat versus 2002, as a result of the availability of over-the-counter non-sedating antihistamines in the U.S., which irreversibly changed the dynamics of the U.S. prescription market for this product. Additionally in 2003, our non-strategic products continued their market decline due chiefly to healthcare reforms in major markets around the world and increased competition, and thus accounted for a smaller share of our total prescription drug sales. Our vaccine sales in 2003 were boosted by improved supply, an overall increase in demand in the U.S. and an increase in sales of Daptacel, which was launched in 2002.

        Sales in our non-core business decreased to € 1,046 million in 2003 from € 3,066 million in 2002, primarily due to Aventis Animal Nutrition and Aventis CropScience sales contribution in 2002 until the divestiture of these businesses on April 2, 2002 and June 3, 2002, respectively. In 2003, the primary contributor of non-core sales was our therapeutic proteins business, Aventis Behring, which will not contribute to 2004 sales, as this business will be accounted for as a discontinued operation until its sale to CSL Limited of Australia, which is anticipated to close in the first half 2004.

        Production costs and expenses totaled € 5,377 million in 2003, a decrease of 18.3% from € 6,578 million in 2002, due primarily to the divestitures of Aventis Animal Nutrition and Aventis CropScience in 2002.

        Gross margin as percentage of sales increased to 69.8% in 2003 from 68.1% in 2002, primarily due to a significantly lower weight of non-core business production costs and expenses in 2003 as compared to 2002, mostly as a result of divestitures in 2002.

        Selling, general and administrative expenses and other operating income (expenses) declined 21.9% to € 5,365 million from € 6,866 million in 2002, mostly as a result of divestitures in 2002.

        Research and development expenses amounted to € 2,924 million, compared to € 3,420 million in 2002, including € 2,863 million spent on research and development in the core business.

        Restructuring expenses increased to € 251 million from € 68 million in 2002. This increase was mainly driven by the operational effectiveness actions put in place in our prescription drugs business.

        Goodwill amortization totaled € 480 million compared to € 1,021 million in 2002. This decrease is mainly related to the absence of Aventis Behring goodwill amortization after the full impairment booked in 2002 and to the disposal of Aventis CropScience in 2002.

        Operating income increased to € 3,670 million, compared to € 2,830 million in 2002, mainly due to lower operating expenses and lower goodwill amortization compared to 2002.

        Equity in earnings of affiliated companies totaled a loss of € 107 million in 2003 compared to an income of € 51 million in 2002, mainly due to the negative contributions of Rhodia, DyStar and Wacker-Chemie.

        Interest (expense) income — net totaled an expense of € 151 million in 2003 compared to an expense of € 309 million in 2002, mainly due to the impact of lower average interest rates as well as our refinancing of older debt at lower current interest rates.

        Miscellaneous non-operating income and expenses — net totaled an expense of € 501 million in 2003 compared to an income of € 1,120 million in 2002. In 2002, we recorded a net capital gain on the disposal of Aventis Animal Nutrition and Aventis CropScience. In 2003, we recorded some marked-to-market adjustments on our investments in Clariant and Rhodia as well as some provisions for litigation in our core business.

        Minority interests in net income of consolidated subsidaries declined to € 29 million from € 86 million in the year-ago period, due mainly to an amount of € 35 million included in 2002 that was related to the divested Aventis CropScience business.

        Preferred remuneration fell to € 52 million from € 85 million in 2002 due to the redemption of some quasi-equity instruments in 2003 and to the end of amortization of the Amortizable Preferred Securities.

        Net income decreased 9.1% to € 1,901 million from € 2,091 million in 2002, due mainly to significant miscellaneous non-operating expenses in 2003 compared with substantial miscellaneous non-operating income in 2002.

        Basic earnings per share were € 2.42 in 2003 compared to € 2.64 in 2002.

(Please see Note 23 to the Aventis Consolidated Financial Statements for additional information).

AVENTIS CORE BUSINESS

Statement of Operations(1)

	Aventis Core
	2003	2002
	(in € million, except per share information in €)
Net sales	16,791	17,591
Co-promotion income	252	161
Production costs and expenses	(4,410)	(4,563)
Selling, general and administrative expenses and other operating income (expenses)	(5,160)	(5,702)
Research and development	(2,863)	(3,141)
Restructuring expenses	(211)	(49)
Goodwill amortization	(480)	(543)

Operating income (loss)	3,919	3,754

Equity in earnings of affiliated companies	196	208
Interest (expense) income – net	(105)	(148)
Miscellaneous non-operating income and expenses – net	(117)	(333)

Income (loss) before taxes and minority interests	3,893	3,481

Provision for income taxes	(1,363)	(1,270)
Minority interests in net income of consolidated subsidiaries	(34)	(44)
Preferred remuneration	(52)	(85)

Net income (loss)	2,444	2,081

Average number of shares outstanding	785,905,944	793,412,151
Basic earnings (loss) per share in €	3.11	2.62
Basic earnings (loss) before goodwill amortization per share in €(2)	3.72	3.31
Operating income and equity in earnings of affiliated companies before goodwill amortization(3)	4,595	4,505

(1)
Core financial information is unaudited and non-GAAP.
(2)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.
(3)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.

        For additional information concerning the reconciliation of core financial information to our GAAP segment information, please refer to section "L. Information on non-GAAP financial measures 2003 vs. 2002," below.

  Sales analysis

        Net sales for our core business amounted to € 16,791 million in 2003, a decrease of 4.5% compared to € 17,591 million in 2002. When excluding the impact of currency translation, sales activity rose 5.9%.

  Products

        The ongoing strong performance of strategic brands and vaccines were the primary drivers of the core business sales performance in 2003. Sales of strategic brands and human vaccines totaled € 10,851 million, a 17.0% activity increase compared to € 10,448 million in 2002, and accounted for 64.6% of total core business sales in 2003 compared to 59.4% in 2002.

        Sales activity of non-strategic products fell 10.6% to € 5,019 million. The decline was due mainly to the negative evolution of sales of some older products that are exposed to cost-containment measures such as price controls as well as generic competition. Also negatively affecting sales was a slowdown in bulk & toll manufacturing activities, which also involves the manufacturing of pharmaceutical products by Aventis for third parties and divestitures of some non-strategic products. Excluding the impact of these divestitures, sales activity of non-strategic products declined 9.1%.

        Among our strategic brands and human vaccines, top priority is given to the following core strategic brands:

    •
    the allergy treatment Allegra/Telfast

    •
    the antithrombotic agent Lovenox/Clexane

    •
    the chemotherapy agent Taxotere

    •
    the cardiovascular treatment Delix/Tritace

    •
    the long-acting insulin Lantus

    •
    the antibiotic Ketek

    •
    the osteoporosis treatment Actonel (co-developed and co-marketed with Procter & Gamble Pharmaceuticals)

        Four of the strategic brands — Allegra/Telfast, Lovenox/Clexane, Taxotere, and Delix/Tritace — generated sales of more than € 1 billion each in 2003, meaning that they are considered "blockbuster drugs" by industry standards. Delix/Tritace reached this level of sales for the first time in 2003.

Core Business Sales Details(1)

Therapeutic Area/Product	2003	2002	Activity variance in %(2)	Total variance in %
	(in € million, except percentages)
Total prescription drugs sales	15,190	16,026	4.9%	-5.2%
Strategic Brands	9,230	8,868	17.1%	4.1%
Thrombosis/Cardiology	3,521	3,435	12.2%	2.5%
Lovenox/Clexane	1,659	1,563	21.3%	6.2%
Delix/Tritace family	1,066	923	20.6%	15.5%
Oncology	1,835	1,743	16.9%	5.3%
Taxotere	1,362	1,261	22.5%	8.0%
Campto(3)	264	241	12.9%	9.4%
Respiratory/Allergy	2,317	2,794	-3.1%	-17.1%
Allegra/Telfast	1,736	2,030	1.1%	-14.4%
Nasacort	278	329	-0.7%	-15.3%
Arthritis/Osteoporosis	812	799	14.4%	1.7%
Arava	255	271	8.3%	-5.7%
Actonel(4)	194	117	81.4%	65.9%
Central Nervous System	1,521	1,530	8.9%	-0.6%
Copaxone(5)	617	554	27.3%	11.3%
Anti-Infectives	1,368	1,560	-8.4%	-12.3%
Targocid	207	222	-1.1%	-6.6%
Tavanic(6)	216	257	-12.3%	-15.8%
Ketek	115	52	135.2%	121.9%
Metabolism/Diabetes	1,977	1,978	11.3%	0.0%
Amaryl	596	578	14.8%	3.2%
Insuman	176	172	4.5%	2.2%
Lantus	487	299	87.1%	62.8%
Other products(7)	1,838	2,187	-8.6%	-16.0%
Human Vaccines	1,621	1,580	16.6%	2.5%
Pediatric combination vaccines(8)	527	495	16.2%	6.4%
Polio vaccine(8)	244	304	-7.9%	-19.8%
Influenza vaccines(8)	479	458	17.7%	4.5%
Travelers' endemic range excluding meningitis(8)	210	221	2.4%	-5.3%
Meningitis vaccines(8)	95	103	5.0%	-7.8%
Adult boosters(8)	197	172	28.5%	14.7%
Total(9)	16,791	17,591	5.9%	-4.5%

(1)
Core financial information is unaudited and non-GAAP.
(2)
On a comparable basis.
(3)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan).
(4)
Actonel sales as recorded by Aventis including Japan sales.
(5)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries.
(6)
Licensed from Daiichi (not sold by Aventis in the United States or Japan).
(7)
Other products include pharmaceuticals products not detailed in one of the above therapeutic areas as well as sales of Bulk, Contract manufacturing and Toll manufacturing.
(8)
Including the sales recorded in Europe by Aventis Pasteur MSD.
(9)
Prescription drugs and human vaccines sales do not add up due to inter-segment eliminations amounting to € 20 million in 2003 and to € 16 million in 2002.

        Inclusion in the table does not imply that a given product is sold by Aventis in all of our principal markets.

  Allegra/Telfast

        Allegra/Telfast sales decreased 14.4%. On an activity basis, sales increased 1.1%, mainly driven by the good performance in Japan. Sales growth in the U.S. was essentially flat, primarily as a result of the market entry of new over-the-counter (OTC) branded and generic loratadine (Claritin) allergy products since Claritin became an OTC product in November 2002, and a weak spring allergy season. The overall reimbursement status of Allegra in the U.S. continues to be consistent with our plan for 2003. Allegra is covered in the second tier for the majority of patients who have three-tier coverage and where we are in the third tier we are usually on a level playing field with the competition. In the U.S., the Allegra family continued to lead in terms of total prescriptions in 2003, excluding syrup formulations.

        Allegra/Telfast sales in Japan, the second-largest allergy market in the world after the U.S., were driven by growth in allergic rhinitis and skin disease, resulting from focused sales force and professional education efforts aimed at enhancing brand credibility with physicians.

        As of year-end 2003, the FDA had not publicly acted on the petition to force prescription antihistamines, including Allegra/Telfast, to OTC status. (Please see "Item 8 — Financial Information — Information on Legal or Arbitration Proceedings" and "Item 3 — Key Information — Risk Factors — Changes in marketing status or competitive environment of Allegra/Telfast could adversely affect our operating results" for additional information).

  Lovenox/Clexane

        Global sales of Lovenox/Clexane increased 6.2%. On an activity basis, sales grew 21.3%, due to strong sales performance in the U.S. and Europe.

        Sales growth in the U.S. was the result of increased marketing and professional targeting efforts aimed at capitalizing on the untapped growth potential of Lovenox for the treatment of patients at risk for deep vein thrombosis (DVT) as well as for prophylaxis of ischemic complications of unstable angina and non-Q-wave myocardial infarction. In March, Aventis launched a comprehensive DVT awareness campaign (e.g., "Killer Legs" advertising) to U.S. consumers, professionals and public health agencies, which also helped drive DVT market share growth for Lovenox.

        Lovenox/Clexane remains the market leader in terms of sales value in each of the major European markets, achieving double-digit growth in 2003 and continuing to expand sales in the open care segment.

  Taxotere

        Taxotere sales increased 8.0%. On an activity basis, sales grew 22.5%. This was due to strong performance in all markets, spearheaded by the U.S., where sales benefited from increased usage in metastatic breast cancer and first-line non-small-cell-lung cancer (NSCLC). Taxotere sales in Germany were supported by the launch in first-line NSCLC and by increased sales force focus through our establishment of separate oncology sales lines and optimized customer targeting and segmentation. A communication campaign in Germany geared to orienting patients to qualified breast cancer centers additionally contributed to demand for Taxotere. In France, Taxotere sales benefited from new labeling extensions for first-line lung cancer and combination therapy with Xeloda in breast cancer. Taxotere sales in Japan were driven by a new oncology organization with a focus on breast cancer and NSCLC and by improved customer segmentation and targeting.

        More than 250 abstracts on Taxotere presented at the 39th American Society of Clinical Oncology (ASCO) in June 2003 increased awareness of Taxotere within the medical community.

        The introduction of generic paclitaxel in Europe at the end of the year did not have a significant impact on the sales performance of Taxotere in 2003.

  Delix/Tritace

        Delix/Tritace sales increased 15.5%. On an activity basis, sales grew 20.6% to € 1,066 million, achieving blockbuster status for the first time. Delix/Tritace outperformed all competing angiotensin converting enzyme (ACE) inhibitors in terms of sales volume, growing by 24% in total prescriptions worldwide (excluding the U.S. and Japan) during the 12 month period from Q4 2002 through Q3 2003. Market share for Delix/Tritace increased in all key segments with particularly strong growth in diabetes and cardiovascular risk.

        Sales growth of Delix/Tritace was primarily driven by strong performance in the UK, Canada and France. A 10 mg dosage form was launched in Spain in June and in France in September. In Germany, on the other hand, the introduction of new reference prices for ACE inhibitors in March resulted in significant average price decreases for this class of drugs and flat sales of Delix/Tritace in 2003 as compared to 2002. In the fourth quarter of 2003, Aventis granted a license for Delix/Tritace to Hexal in Germany ahead of the expiry of patents in Germany in 2004. Aventis will receive compensation in exchange for allowing Hexal to get an early start in the generic marketing of ramipril in Germany.

        A key factor in the global sales growth of Delix/Tritace in 2003 was increased use of Delix/Tritace 10 mg, based on the clinical findings of the MITRA PLUS and HOPE studies that demonstrated its superiority over other ACE inhibitors.

  Lantus

        Lantus sales increased 62.8%. On an activity basis, sales rose 87.1%. This steep increase is the result of the successful global rollout with over 40 additional countries having launched Lantus in 2003. A unified global marketing campaign ensured the rapid uptake of Lantus in all new markets.

        In the U.S., Lantus gained market share against major competitors and became the best-selling branded insulin in 2003 (IMS Health). The strong sales growth was attributable to increased use in type 2 diabetes and earlier use by type 2 patients after failure of oral antidiabetic treatments.

        In the UK, the introduction of Lantus in August 2002 was one of the most successful launches of any new prescription medicine. After only nine months on the British market, Lantus captured a 10% share of the total UK insulin market (IMS Health).

        In Germany, Lantus became the best-selling branded insulin analogue in 2003 (IMS Health), despite a new rebate law and disease management programs for diabetes that increased the price sensitivity of physicians. We commenced a new profiling campaign in October with the aim of further differentiating Lantus from other existing or expected competitors and to fully exploit the commercial potential of Lantus in this market.

        In France, Lantus was launched in August 2003 and achieved a 7% monthly market share based on October sales.

        In Japan, Lantus was launched in December.

  Ketek

        Ketek sales reached € 115 million in 2003 as compared to € 52 million in 2002. A major part of this growth was driven by increased sales in France, where Ketek was the most successful new product introduction in its category's history despite continuous aggressive and sustained pressure from the national health insurance agency to curb antibiotic usage. Since its first launch in October 2001, Ketek has been introduced in all major EU, Latin American and Middle-East markets. It was launched in Japan in December 2003.

        On April 16, 2003, a letter was sent to healthcare professionals with information about the potential for exacerbation of symptoms of myasthenia gravis in patients taking Ketek. The combination of a relatively mild 2002/2003 winter season, and national health insurance agency efforts to reduce antibiotic prescriptions adversely impacted performance in the first half of 2003 in all markets.

        Ketek performance rebounded strongly in the second half of 2003 with France again leading the way. Ketek market share in France grew from 2.2% in August to 6.3% in November. In other European countries such as Italy, Spain, Belgium, and Finland, market share at least doubled between August and November. Ketek was launched in Turkey in September 2003 and by November it had become the leading drug in the oral solid antibiotic market with 4.7% of the total oral class.

  Actonel

        Actonel generated combined sales of € 766 million for Aventis and Procter & Gamble Pharmaceuticals in 2003 compared to € 539 million in 2002. As per our alliance agreement with Procter & Gamble Pharmaceuticals, Aventis consolidates only part of the combined worldwide sales.

        Actonel sales were driven by the product's established benefits in offering both fast and sustained fracture reduction and by the new, convenient once-weekly formulation Actonel 35 mg, which has already been approved in 68 countries and launched in 58 of these. Main launches of the once-weekly dosing scheme in Europe took place in France in April and in Spain in May. In Spain, Actonel is co-marketed with

Almirall, providing us with one of the most powerful sales forces for Actonel in this market. In Japan, strong and focused promotional efforts together with Eisai helped increase Actonel sales.

        A key factor in the success of Actonel is differentiation from competing brands. The Alliance for Better Bone Health, formed by Aventis and Procter & Gamble Pharmaceuticals, has helped differentiate Actonel by fueling scientific dialogue about the elements that contribute to maintaining strong bones and preventing fractures. In 2003, the Alliance for Better Bone Health presented new clinical data showing the efficacy of Actonel in preserving key elements of high quality bone.

  Human Vaccines

        Human Vaccines contributed € 1,621 million to our consolidated sales in 2003, an increase of 2.5% from sales of € 1,580 million in 2002 (+16.6% activity variance). Human vaccines sales were mainly driven by strong growth in the U.S. and by the good performance of pediatric combination vaccines, influenza vaccines, and adult boosters, partially offset by declining sales of polio vaccines in the U.S.

        Pediatric combination vaccines sales benefited from the return to normal supply of Tripedia, increasing Daptacel sales after its successful launch in 2002, and higher sales of ActHib due to a more reliable supply situation than our competitors. Sales of adult boosters were driven by increased demand and increased supply availability. Influenza vaccines benefited from an improved supply situation, which made it possible to suspend the tiered vaccination schedule in the U.S. for the 2003-2004 season and to start vaccination for all patient groups earlier in the season (already in October). Sales of travelers' endemic range and meningitis vaccines were driven by increased demand from the U.S. military. An additional sales boost came from smallpox and botulism vaccines in 2003 while no sales were recorded in 2002. The decrease in polio vaccines sales in the U.S. resulted from the launch of a competitive pediatric pentavalent combination vaccine and from a changed buying pattern from the CDC (Centers for Disease Control and Prevention) in 2003 compared to 2002.

        In Europe, our human vaccines business is conducted by Aventis Pasteur MSD, a 50-50 joint venture between Aventis Pasteur and Merck & Co. Inc. Aventis Pasteur MSD, which we account for using the equity method, generated sales of € 591 million in 2003 compared to € 577 million in 2002.

  Countries

Core Business Sales by Country(1)(2)

	2003	2002	Activity variance in %	Total variance in %
	(in € million, except percentages)
United States	6,375	6,859	11.1%	-7.1%
France	2,187	2,295	-4.7%	-4.7%
Germany	1,078	1,086	-0.7%	-0.8%
Japan	847	923	1.5%	-8.3%
Italy	640	628	1.9%	1.8%
United Kingdom	487	448	19.5%	8.6%
Canada	397	387	9.4%	2.7%
Spain	362	328	10.4%	10.4%
Mexico	344	396	13.7%	-13.3%
Brazil	239	287	-0.1%	-16.5%
Subtotal	12,956	13,639	6.5%	-5.0%
in % of total	77.2%	77.5%
Other countries	3,835	3,952	4.0%	-3.0%
Total Net Sales	16,791	17,591	5.9%	-4.5%

(1)
Core financial information is unaudited and non-GAAP.
(2)
Does not reflect the Merial animal health joint venture and the Aventis Pasteur MSD human vaccines joint venture, which are accounted for using the equity method. A breakdown of consolidated sales can be found in Note 26 to the Aventis Consolidated Financial Statements.

        In the United States, the world's largest pharmaceutical market, sales decreased 7.1%. On an activity basis, sales increased 11.1%, driven by the ongoing strong performance of strategic brands (see table below and discussion in the product section above) and human vaccines, which together accounted for 86.9% of total sales in the country in 2003 compared to 83.7% in 2002. Taxotere, Lantus and Lovenox reported double-digit sales increases, helping to offset essentially flat sales of Allegra.

        An additional contributor to growth in 2003 was the strong performance of U.S.-based Dermik, now conducting the North American prescription dermatology business of Aventis Dermatology. Dermik achieved sales of € 377 million in 2003, as compared with € 391 million in 2002 (+ 15.0% activity growth). Dermik sales were driven primarily by the performance of BenzaClin, which is the leading branded prescription topical combination product for the treatment of acne, by growing sales of Penlac Nail Lacquer, the first and so far only prescription topical therapy approved in the U.S. for the treatment of onychomykosis (nail fungus), by Carac, a once-a-day topical 5FU (5 fluorouracil) product for pre-cancerous skin lesions and Klaron, an acne medication.

Sales of Strategic Brands in the United States(1)

Strategic brand	2003	2002	Activity variance in %	Total variance in %	Contribution to U.S. core 2003 sales in %
	(in € million, except percentages)
Allegra/Telfast	1,445	1,730	-0.1%	-16.5%	22.7%
Lovenox/Clexane	1,022	1,013	20.7%	0.9%	16.0%
Taxotere	733	701	25.0%	4.5%	11.5%
Amaryl	185	200	10.6%	-7.5%	2.9%
Lantus	347	239	73.4%	45.0%	5.4%
Copaxone(2)	437	434	20.4%	0.7%	6.9%
Nasacort	219	267	-1.9%	-18.0%	3.4%
Arava	161	185	3.9%	-13.1%	2.5%

(1)
Unaudited.
(2)
Sold in cooperation with Teva Pharmaceuticals.

        The 4.7% sales decline in France resulted partially from the high base of sales in 2002 due to the acquisition of a safety stock of antibiotics by the French health authorities as a precaution against potential acts of bioterrorism. Excluding this one-time effect, sales would have decreased by approximately 1.1%. This decline is attributable to the implementation of policies to limit healthcare spending. Generic substitution, price cuts and the introduction of reference pricing for some brands resulted in decreased sales of our non-strategic products, which still constitute a significant part of our business in France. Sales of our range of antibiotics was negatively impacted by campaigns to limit inappropriate antibiotic prescriptions.

        Sales in Germany declined by 0.7%. While our strategic brands Taxotere, Lovenox/Clexane and Lantus developed strongly, the ongoing health-policy discussions and cost containment measures, a new rebate system as well as new reference prices for ACE inhibitors such as Delix impacted sales negatively. The out-licensing of the OTC business reduced sales by 2%. In addition, significant parallel imports for some strategic brands slowed down sales growth.

        Sales in Japan decreased 8.3%. On an activity basis, sales increased 1.5%. Solid growth of our strategic brands was largely offset by a decline in non-strategic products, which represent more than 50% of total sales in Japan. In addition, sales growth was negatively impacted by some non-strategic products that had been divested and still generated sales in 2002 and 2003.

  Core Business Profitability Analysis

        Aventis core business gross margin as a percentage of sales decreased to 73.7% in 2003 from 74.1% in 2002, due mainly to the negative currency translation impact. Also affecting gross margin was an increased contribution from the sales of human vaccines, which traditionally have a slightly lower gross margin compared to prescription drugs. At constant exchange rates, gross margin would have been 74.5% with an increase of 0.4 percentage points versus 2002.

        Aventis core business selling, general and administrative expenses and other operating income (expenses) declined 9.5% to € 5,160 million (30.7% of sales) from € 5,702 million in 2002 (32.4% of sales). These costs include all corporate expenses. The decrease is mostly related to the favorable impact of currency translation on U.S. dollar-denominated expenses between 2002 and 2003. At constant exchange rates, selling, general and administrative expenses and other operating income (expenses) increased 1.5% compared to 2002. Savings related to the operational effectiveness program and lower corporate general and administrative expenses almost offset the increase in selling and distribution expenses linked to selective investments on strategic brands.

        Aventis core business research and development expenses decreased 8.8% to € 2,863 million (17.0% of sales), compared to € 3,141 million (17.9% of sales) in 2002, due mainly to the favorable impact of currency translation on U.S. dollar-denominated expenses between 2002 and 2003. At constant exchange rates, research and development expenses were largely flat compared to 2002. They include the cost of new in-licensing deals for early stage compounds to supplement our product pipeline, including the agreements with Regeneron for the early-stage cancer drug VEGF Trap, the collaboration agreement with ImmunoGen to discover, develop, and commercialize novel antibody-based anticancer therapeutics, the agreement with Zealand Pharma for the development and worldwide commercialization of the novel type 2 diabetes compound ZP10 and the agreement with Dainippon to license its antidementia agent AC-3933.

        Aventis core business restructuring expenses were € 211 million compared to € 49 million in 2002, reflecting the costs related to the productivity enhancement plan launched in early 2003. The key component of the provisions booked in 2003 relates to the reorganization of the research and development activities in France as well as the ongoing rationalization of the network of plants and factories. Some reorganization plans have also been implemented in our Commercial Operations in order to enhance operational effectiveness.

        Aventis core business operating income increased to € 3,919 million from € 3,754 million in 2002, primarily due to a lower ratio of operating expenses to sales in 2003 compared with 2002.

        Aventis core business equity in earnings of affiliated companies amounted to € 196 million compared with € 208 million in 2002, a decline of 5.8%. This decline is due mainly to a slightly lower contribution from the animal health joint venture Merial, resulting primarily from a negative currency impact. Sales by the 50-50 joint venture with Merck & Co., which is accounted for using the equity method, amounted to € 1,626 million compared to € 1,825 million in 2002 (+3% activity variance). Additionally, equity income in the Human Vaccines segment, including the Aventis Pasteur MSD joint venture contributed € 32 million to consolidated equity income.

        Aventis core business operating income and equity in earnings of affiliated companies before goodwill amortization was € 4,595 million in 2003, compared to € 4,505 million in 2002, an increase of 2.0%. Operating income and equity in earnings of affiliated companies before goodwill amortization as a percentage of sales rose 1.8 percentage points to 27.4% from 25.6% in 2002. Despite unfavorable evolution of exchange rates and increased restructuring expenses, we achieved this improvement in profit margin due to a lower ratio of operating expenses to sales and with the support of gains on disposals in the amount of € 349 million.

        Aventis core business interest (expenses) income — net totaled an expense of € 105 million in 2003 compared to an expense of € 148 million in 2002, due mainly to a reduction in average interest rates and the switch of some debt instruments for lower interest rates. For a description of the assumptions used to allocate interest expense to our core and non-core businesses, please see "L. Information on non-GAAP Financial Measures 2003 vs. 2002."

        Aventis core business miscellaneous non-operating income and expenses — net amounted to a loss of € 117 million compared to a loss of € 333 million in the year-ago period due to lower impairments for biotechnology investments as well as litigation provisions taken in 2002 for previously divested products.

        Aventis core business net income rose 17.5% to € 2,444 million in 2003 from € 2,081 million in 2002, while basic earnings per share were € 3.11 in 2003, a 18.6% increase from € 2.62 in 2002. Basic earnings per share before goodwill amortization rose 12.5% to € 3.72 from € 3.31 in the year-ago period. Costs related to the productivity enhancement plan initiated at the beginning of 2003 negatively impacted earnings per share by € 0.22 per share for the year.

AVENTIS NON-CORE BUSINESS

Statement of Operations(1)

	Aventis Non-Core
	2003	2002
	(in € million, except per share information in €)
Net sales	1,046	3,066
Co-promotion income	–	–
Production costs and expenses	(989)	(2,050)
Selling, general and administrative expenses and other operating income (expenses)	(206)	(1,164)
Research and development	(61)	(280)
Restructuring expenses	(39)	(19)
Goodwill amortization	–	(477)

Operating income (loss)	(249)	(924)

Equity in earnings of affiliated companies	(303)	(157)
Interest (expense) income – net	(46)	(161)
Miscellaneous non-operating income and expenses – net	(384)	1,453

Income (loss) before taxes and minority interests	(982)	211

Provision for income taxes	434	(159)
Minority interests in net income of consolidated subsidiaries	4	(42)
Preferred remuneration	–	–

Net income (loss)	(543)	10

Average number of shares outstanding	785,905,944	793,412,151
Basic earnings (loss) per share in €	(0.69)	0.01
Basic earnings (loss) before goodwill amortization per share in €(2)(3)	(0.69)	0.61
Operating income and equity in earnings of affiliated companies before goodwill amortization(2)(4)	(551)	(604)

(1)
Unaudited and non-GAAP.
(2)
These lines are unaudited and non-GAAP financial measures.
(3)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.
(4)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.

        For additional information concerning the reconciliation of non-core financial information to our GAAP segment information, please refer to section "L. Information on non-GAAP financial measures 2003 vs. 2002," below.

        Non-core business net sales (corresponding to our "other activities" segment in the Note 26 of item 18) decreased to € 1,046 million from € 3,066 million in 2002, primarily due to the consolidation of approximately five months of sales of Aventis CropScience and three months of sales of Aventis Animal Nutrition in 2002 prior to the disposal of these businesses in June and April 2002, respectively. The Aventis Behring and Delta Biotechnology therapeutic proteins businesses recorded sales of € 1,008 million, a 5.6% decline from € 1,068 million in 2002 (+3.3% activity variance). Sales within therapeutic proteins were mainly driven by Helixate due to full supply availability in 2003 after supply shortages in 2002.

        Non-core business operating income and equity in earnings of affiliated companies before goodwill amortization in 2003 showed a loss of € 551 million compared to a loss of € 604 million in 2002. In 2003, it was mainly impacted by the impairment of Aventis Behring assets, the negative equity contribution of Rhodia until May 2, 2003, the impairment of our stake in DyStar and the negative contribution of Wacker-Chemie following the recording of some restructuring costs.

        Non-core business miscellaneous non operating income and expenses — net include marked-to-market adjustments for our investments in Rhodia and Clariant, a provision for risks on the disposal of Aventis Behring and provisions for litigation on previously disposed businesses.

        Non-core business net loss before tax was mainly due to the impairment and provisions on Aventis Behring for € 436 million (or € 302 million after tax). The net loss after tax amounted to € 543 million in

2003 compared to an income of € 10 million in 2002. This net loss is mainly due to Aventis Behring as explained above, the DyStar impairment (€ -103 million after tax), equity and marked-to-market adjustments on Rhodia, the net loss recorded on the sale of Clariant shares and other provisions for litigation.

        For a description of the assumptions used to allocate interest expense to our core and non-core businesses, please see "L. Information on non-GAAP financial measures 2003 vs. 2002."

COMMENTS ON CONSOLIDATED CONDENSED BALANCE SHEET

Condensed Balance Sheet

	Aventis Group		Aventis Group excluding Therapeutic Proteins(1)
	2003	2002	2003	2002
	(in € million)
Marketable securities, short-term deposits, cash	1,125	1,299	1,125	1,285
Other current assets	7,469	8,347	7,469	7,263
Assets held for sale	1,182	–	–	–
Investments and other assets	4,763	5,828	4,871	5,797
Property, plant and equipment	4,130	4,455	4,130	4,172
Intangible assets	9,608	11,144	9,608	11,144

Total assets	28,277	31,073	27,203	29,661

Current liabilities	6,839	7,513	6,839	7,174
Liabilities held for sale	391	–	–	–
Long-term liabilities	5,361	7,225	5,361	7,149
Debt	5,085	4,752	4,656	4,212
Minority interests	167	159	167	159
Amortizable preferred securities	–	89	–	89
Stockholders' equity	10,434	11,335	10,180	10,878

Total liabilities	28,277	31,073	27,203	29,661

(1)
This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis, or what the financial condition of Aventis would have been if the diposal of Aventis Behring had actually occurred or been in effect on December 31, 2003 with respect to the pro forma balance sheet as of December 31, 2003, and on December 31, 2002 with respect to the pro forma balance sheet as of December 31, 2002.

        For additional balance sheet information please see Note 30 at Item 18.

        Stockholders' equity before allocation of earnings totaled € 10,434 million as of December 31, 2003, compared to € 11,335 million as of December 31, 2002. The decrease of € 901 million resulted primarily from the reduction of the currency translation reserve (a reduction of € 1,475 million due to the increase of the euro versus the U.S.$).

        Stockholders' equity plus other funds (including minority interests and amortizable preferred securities) totaled € 10,601 million as of December 31, 2003, compared to € 11,583 million as of December 31, 2002. The net decrease of € 982 million resulted from the reduction of the currency translation reserve and the termination of amortizable preferred securities, which have been fully amortized in 2003.

        Net debt (defined as bank overdrafts, short-term and long-term borrowings and debentures minus cash, short-term deposits and marketable securities) increased to € 3,960 million as of December 31, 2003, compared to € 3,452 million as of December 31, 2002, an increase of € 508 million that was mainly caused by the funding of a pension obligation in Germany of € 1,500 million via the Contractual Trust Agreement (CTA) of 2002 (See Note 14 to the Aventis Consolidated Financial Statements), a share buy-back of € 718 million and the redemption of Capital Equity Notes of € 139 million, partially offset by proceeds resulting from the sale of assets of € 822 million (Rhodia, Clariant shares, notably).

        As of December 31, 2003, approximately € 3,158 million (62%) of our total debt of € 5,085 million was long-term in nature (excluding the current portion of long-term debt) compared to € 1,787 million (51.6%) as of December 31, 2002.

    •
    Approximately 4.7% of our long-term debt instruments (€ 149 million in debentures and in bank borrowings) will mature in 2004. Of our long-term debt outstanding as of December 31, 2003, approximately 97% was euro-denominated compared to approximately 97% at the end of 2002. Approximately 68% of this long-term debt was incurred in fixed rate instruments.

    •
    Approximately 87% of our gross debt at December 31, 2003 was at parent company level (Aventis), with the remainder held at the subsidiary level.

    •
    Our short-term debt at December 31, 2003 principally comprised commercial papers being drawn mainly in U.S.$ (48%) and euros (44%).

        Our overall net debt-to-equity plus other funds ratio was 0.38 as of December 31, 2003, compared to 0.30 as of December 31, 2002.

        Our self-financing capacity in 2004 is expected to be sufficient to cover our projected working capital needs. We have available unused short-, medium- and long-term multi-currency lines of credit totaling € 7,544 million as of December 31, 2003, compared to € 7,122 million as of December 31, 2002.

COMMENTS ON CONSOLIDATED STATEMENTS OF CASH FLOWS

Consolidated Statements of Cash Flows

	2003	2002
	(in € million)
OPERATING ACTIVITIES:
Net income (loss) (after income tax and before preferred remuneration)	1,953	2,176

Elimination of expenses and income without effect on cash:
Depreciation and amortization of assets	1,613	2,216
Provisions for losses on operating assets	(1)	72
Change in other long-term provisions	(4)	981
Net capital (gains) from sales of assets	(354)	(2,187)
Equity in earnings of affiliated companies, net of dividends received	256	114
Unrealized exchange differences	53	(2)
Minority interests in net income of consolidated subsidiaries	29	86
Deferred tax	(129)	143

	1,463	1,423

Increase/decrease in operating assets and liabilities (excluding net operating assets acquired):
(Increase)/decrease in accounts receivable	(168)	(1,202)
(Increase)/decrease in inventories	(159)	(93)
Increase/(decrease) in accounts payable	(16)	(165)
Pension funding	(1,762)	(375)
Change in other operating assets and liabilities	75	95

	(2,030)	(1,740)

Net cash provided by operating activities	1,386	1,859

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(836)	(1,000)
Other capital expenditures	(306)	(459)
Proceeds from sales of assets	822	4,654
Increase in loans and short-term investments of more than three months	–	–
Decrease in loans and short-term investments of more than three months	36	44

Net cash (used) provided by investing activities	(284)	3,239

FINANCING ACTIVITIES:
New long-term borrowings	1,611	135
Repayment of long-term borrowings	(1,099)	(2,931)
(Decrease)/increase in bank overdrafts and short-term borrowings	(52)	(1,091)
Issuance of ordinary shares including additional paid-in capital	107	199
Mandatorily redeemable partnership interest	–	–
Repurchase of treasury shares	(718)	(383)
Amortization of amortizable preferred securities and redemption of capital equity notes	(223)	(122)
(Purchase) of minority interest	(9)	(212)
Dividends paid by the Group	(570)	(490)
Preferred remuneration paid	(105)	(113)

Net cash (used) by financing activities	(1,058)	(5,008)

Net effect of exchange rate changes on cash	(7)	(60)

Increase/(decrease) in net cash and cash equivalents	37	30

Cash and cash equivalents at beginning of year	756	814
Net effect of consolidation changes on cash and cash equivalents	35	(88)

CASH AND CASH EQUIVALENTS AT END OF YEAR	828	756

        Net cash provided by operating activities totaled € 1,386 million in 2003 compared to € 1,859 million in 2002. The decrease of € 473 million is mainly due to the funding of the pension obligations in Germany, which led to a significant cash outflow of € 1,500 million via the Contractual Trust Agreement (CTA) of 2002, partially offset by a positive impact on working capital related to the disposal of Aventis CropScience in 2002.

The level of asset securitization in 2003 was slightly lower than in 2002. (Please see Note 8 to the Aventis Consolidated Financial Statements for additional information).

        The performance of Aventis was driven by the core business, which generated net cash from operating activities of € 1,798 million in 2003. This includes the funding of the pension obligations of € 1,719 million (of which € 1,500 million in Germany) and compares with net cash from operating activities of € 2,577 million in 2002, which included the funding of pension obligations of € 365 million (of which € 170 million in Germany).

        The net cash outflow from operating activities by the non-core business amounts to € 412 million in 2003 compared to € 718 million in 2002. The 2003 cash outflow includes primarily:

    •
    One-time payments amounting to € 363 million, mainly due to the settlement for litigation related to Methionine and Vitamins (€ 217 million) and StarLink (€ 69 million) and some tax settlements

    •
    An increase in Aventis Behring industrial working capital by € 49 million

        The expected proceeds from the disposal of Aventis Behring in 2004 amount to € 437 million.

COMMENTS ON FREE CASH FLOW

Net cash provided by operating activities

	12/31/2003 Group(1)	12/31/2003 Non-Core(2)	12/31/2003 Core(2)	12/31/2002 Group(1)	12/31/2002 Non-Core(2)	12/31/2002 Core(2)
	(in € million)
Net income (loss) (after income tax and before preferred remuneration)	1,953	(543)	2,496	2,176	10	2,166
Elimination of expenses and income without effect on cash	1,463	68	1,395	1,423	143	1,280
Depreciation and amortization of assets	1,613	330	1,283	2,216	721	1,495
Provisions for losses on operating assets	(1)	(1)	–	72	94	(22)
Change in other long-term provisions	(4)	(260)	256	981	1,025	(44)
Net capital (gains) from sales of assets	(354)	(14)	(340)	(2,187)	(1,963)	(224)
Equity in earnings of affiliated companies, net of dividends received	256	318	(62)	114	107	7
Unrealized exchange differences	53	–	53	(2)	40	(42)
Minority interests in net income of consolidated subsidiaries	29	(4)	33	86	42	44
Deferred tax	(129)	(301)	172	143	77	66
Change in working capital	(343)	(55)	(288)	(1,460)	(842)	(618)
Increase/(decrease) in sales of receivables	10	(4)	14	(944)	(564)	(380)
(Increase)/decrease in accounts receivable before sales of receivables	(178)	28	(206)	(258)	(156)	(102)
(Increase)/decrease in inventories	(159)	(57)	(102)	(93)	(151)	58
Increase/(decrease) in accounts payable	(16)	(22)	6	(165)	29	(194)
Change in other operating assets and liabilities	(1,687)	118	(1,805)	(280)	(29)	(251)
Pension funding cash – outflow(3)	(1,762)	(43)	(1,719)	(375)	(10)	(365)
Elimination of impairment on marketable securities	131	131	–	–	–	–
Change in other remaining operating assets and liabilities	(56)	30	(86)	95	(19)	114
Net cash provided by operating activities	1,386	(412)	1,798	1,859	(718)	2,577

(1)
From an audited cash flow statement.
(2)
Unaudited.
(3)
Including German Pension funding of € 1,500 million in 2003 (€ 170 million in 2002).

        In 2003 the core business invested € 773 million in Property, Plant and Equipment, leading to a free cash flow (cash from operating activities, net of capital expenditures) of € 1,025 million compared to €

 1,713 million in 2002. These amounts include the funding of pension obligations of € 1,719 million (of which € 1,500 million in Germany) in 2003 and € 365 million (of which € 170 million in Germany) in 2002.

        Aventis uses the free cash flow method (cash from operating activities, net of capital expenditures) as an internal key performance indicator, to reflect the operational performance of the company.

        Investing activities resulted in a cash outflow of € 284 million in 2003 compared to a cash inflow of € 3,239 in 2002. Net cash provided by investing activities in 2003 included primarily:

    •
    Capital expenditures totaling € 836 million in 2003 compared to € 1,000 million in 2002 for Property, Plant and Equipment. The decrease of € 164 million is mainly due to the divestment of Aventis CropScience and Aventis Animal Nutrition in 2002.

    •
    Acquisitions (other than those we accounted for as capital expenditures) totaled € 306 million in 2003 compared to € 459 million in 2002.

    •
    Cash proceeds from the sale of assets in 2003 totaled € 822 million compared to € 4,654 million in 2002. The proceeds in 2003 are primarily related to the sale of Clariant and Rhodia shares, the early settlement of the Messer deal and various other investments. In 2002, the cash proceeds were generated by the disposal of Aventis CropScience, Aventis Animal Nutrition as well as various other investments.

        Net cash used by financing activities totaled to € 1,058 million in 2003 compared to € 5,008 million in 2002, reflecting primarily the acquisition of shares under the share repurchase program (€ 718 million), the payment of dividends (€ 570 million) and preferred remuneration, the redemption of Capital Equity Notes (Please see Note 10 to the Aventis Consolidated Financial Statements at Item 18) and amortization of amortizable preferred securities (Please see Note 11 to the Aventis Consolidated Financial Statements at Item 18), while the issue of a long-term bond resulted in a cash inflow of € 1,500 million. In 2002, the net cash used by financing activities of € 5,008 million was mainly due to the reduction of debt using proceeds from disposals and internally generated cash.

        Aventis Group net debt increased from € 3,452 million in 2002 by € 508 million to a total amount of € 3,960 million in 2003. Without the funding of the pension obligations in Germany (€ 1,500 million), the share repurchases (€ 718 million) and the redemption of Capital Equity Notes (€ 139 million), Aventis Group net debt would amount to € 1,603 million in 2003.

  Capital Expenditures

        The following table sets forth our capital expenditures for each of the three years during the period ended December 31, 2003.

Aventis Capital Expenditures(1)

	2003	2002	2001
	(in € million, except percentages)
Core Business	773	864	998
Non-Core Business	63	136	247

Total capital expenditures	836	1,000	1,245

Total capital expenditures as % of consolidated net sales	4.7%	4.8%	5.4%

(1)
Unaudited.

        Over the past years, capital expenditures have principally been devoted to the following objectives:

    •
    Capacity increases for new or existing products (notably our strategic brands, Lantus, Lovenox and Ketek)

    •
    Compliance with safety and environmental regulations

    •
    Plant productivity improvements

    •
    Expansion in geographically important areas of economic growth, notably North America

        For 2003, total capital expenditures for our core business amounted to € 773 million. A majority of this amount was spent on industrial operations across our sites. The main investments relate to the facilities which manufacture our strategic brands, in addition to the usual amount used to maintain the plants.

        Another significant amount of investment relates to our research and development activities in order to maintain and update our laboratories and high-tech equipment and to support our research and development efforts.

        We invested € 145 million in our human vaccines business to increase production capacity in the U.S. and in France, as well as for new laboratories and Good Manufacturing Practice (GMP) compliance.

        We have financed these capital expenditures through cash flow provided by operating activities.

        The geographic breakdown of the total capital expenditures is as follows:

Aventis Capital Expenditures

	2003	2002	2001
	(in € million)
France	194	146	171
United States	98	163	323
Germany	202	267	203
Rest of the World	133	122	154
Prescription Drugs	627	698	851
Human Vaccines	145	159	143
Corporate(1)	1	7	3
Total Core Business(2)	773	864	998
Non-Core Business(2)	63	136	247
Total capital expenditures	836	1,000	1,245

(1)
Capital expenditures for Corporate relate mainly to France.
(2)
Unaudited.

        For 2004, total capital expenditures for our core business are expected to amount to approximately € 800 million. A majority of this amount (approximately €450 million) will be spent on industrial operations across our sites. The main investments relate to the facilities which manufacture our core strategic brands (Ketek, Lantus, Lovenox and Taxotere) in addition to the usual amount used to maintain the plants.

        Another significant amount of investment relates to our research and development activities in order to develop our laboratories and high-tech equipment and to support our research and development efforts.

        Our human vaccines business will invest to increase production capacity in the U.S. and in France, as well as for new laboratories and Good Manufacturing Compliance (GMP) compliance.

        We currently expect to finance these capital expenditures through cash flow provided by operating activities.

        (For more details on capital expenditures, please see Note 3 of the Aventis Consolidated Financial Statements included at Item 18).

DISCLOSURE ABOUT LIQUIDITY AND CAPITAL RESOURCES INCLUDING OFF-BALANCE SHEET ARRANGEMENTS

        Aventis has generated in 2003 and 2002 positive cash flows from its operations (for more information, please see the consolidated statement of cash flows in item18). In addition to its currently used line of credits, Aventis had available unused short, medium and long-term multicurrency committed lines of credit totaling € 7,544 million as of Decemder 31, 2003.

  Transfer of receivables

        Certain subsidiaries of the Group in France, Germany and Japan regularly sell receivables within the framework of securitization programs implemented with several banks.

        Those assets are transferred to the bank on a monthly basis and are settled against a cash payment from the bank. The difference between the gross amount of receivables transferred and the amount funded by the bank is defined as deferred purchase price (retained by the bank) and is recorded in our balance sheet under Accounts and Notes Receivables and amounted to € 27 million in 2003 (€ 33 million in 2002).

        The programs have decreased significantly in 2002 as a result of the divestiture of Aventis CropScience and a reduction in securitization in the Prescription Drugs segment. The U.S. program was closed when Aventis CropScience was divested. As of December 31, 2003, the transfer of receivables is slightly lower than the amount transferred as of December 31, 2002.

  Financial Guarantees

        As of December 31, 2003, Aventis had granted guarantees to third-party beneficiaries for a total amount of € 191 million (€ 324 million in 2002). Most of these guarantees have been granted in the course of disposals of certain businesses or assets (€ 157 million).

        These guarantees will mature in less than one year (€ 10 million), one to three years (€ 32 million), three to five years (€ 137 million) and over five years (€ 12 million).

        These guarantees are potentially offset in part by counter-guarantees amounting in the aggregate to € 6 million as of December 31, 2003 (€ 84 million at December 31, 2002) in respect of disposed activities. Our ability to benefit from counter-guarantees depends on the fulfilment of contractual conditions as well as the solvency of the counter-guarantor.

  Obligations resulting from business divestitures

        Aventis and its subsidiaries have divested a variety of chemical and agro-chemical businesses in previous years with customary indemnification obligations regarding the state of the sold businesses and negotiated on a case-by-case basis, in particular with respect to environmental liabilities, taxes, legal cases and product liability cases. Payment by us under such indemnification clauses is generally conditioned on the other party making a claim that is subject to challenge by us and dispute resolution procedures specified in the particular contract. Additionally, our obligations under these contracts may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. As of December 31, 2003 and based on information currently available, we do not anticipate to incur material costs not covered by accrued reserves and insurance.

        Simultaneously with our sale of 17,751,610 Rhodia shares to Credit Lyonnais on May 2, 2003, we have entered into a separate equity swap agreement with Credit Lyonnais whereby we retain a certain exposure to the direction, whether positive or negative, of the Rhodia share price compared to the sale price. This agreement will terminate and will be unwound in April 2008, unless it is unwound or otherwise terminated by Crédit Lyonnais or Aventis prior to such date. Depending on the timing of any unwinding or other termination and the evolution of the value of the underlying Rhodia shares substantial amounts can flow between the parties, to or from Aventis. As of December 31, 2003, the unrealized loss associated with this instrument amounted to € 35 million and has been provided for in the Group's accounts, recorded under line item "Other current liabilities" of our balance sheet.

        The obligations resulting from the main divestitures are disclosed in the Note 25 to the Aventis Consolidated Financial Statements.

  Carderm partnership

        In 2001, a third-party financial investor contributed U.S.$ 250 million in cash to obtain a limited partnership interest in Carderm Capital L.L.P, a fully consolidated partnership that owns certain assets of Prescription Drugs. The limited partner's interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis is the general partner in Carderm and has a 63.3% ownership interest and management control. This Partnership interest is reported in Aventis Consolidated Financial Statements as a mandatory redeemable partnership.

        The limited partner has the option to trigger a liquidation of the partnership on or after March 10, 2007. Then Aventis will have the option to buy out the limited partner's interests. If that occurs Aventis will face a cash outflow equivalent to the limited partner's interest of U.S.$ 250 million.

  Restricted cash

        Usually cash can be transferred and used within the Group. Restriction on cash transfers is limited to a small number of cases. As of December 31, 2003, an amount of € 314 million was subject to certain restrictions such as insurance regulations and foreign exchange market for € 290 million, and restrictions due to minority shareholdings in certain subsidiaries for € 24 million.

  Contractual Obligations

Contractual Obligations

	Payments due, by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € million)
Long-Term Debt	3,308	149	1,572	83	1,504
Capital Lease Obligation	2	2	–	–	–
Operating Leases	716	139	224	159	194
Unconditioned Purchase Obligations	181	181	–	–	–
Others	175	52	123	–	–

Total Contractual Obligations	4,382	523	1,919	242	1,698

        Unconditioned purchase obligations relate to commitment made for the acquisition of fixed assets, and others relate to firm commitments made for the funding of research and development work being undertaken by third parties.

  Risk management

        Aventis has in place a very comprehensive risk financing program using a combination of both captive insurance companies and third party insurers.

        Over the last three years as part of an overall emphasis on good corporate governance, Aventis has developed and implemented an Enterprise Risk Management (ERM) program. This program has put in place risk analyses procedures and controls, which have made our management more aware of the Aventis risk profile, and more willing to prudently assume higher levels of risks. In addition, subsequent to Aventis implementing its ERM initiative, external factors led to the third-party insurance market becoming more difficult and restrictive in its coverages, limits and pricing. This was an ancillary factor in our decision to assume more of the financing of our risk in-house on certain, but not all, lines of coverage through the use of our captive, Carraig Insurance Limited. Carraig is venued and fully licensed in Dublin, Ireland, and is regulated by the Irish regulatory authorities. Carraig provides coverage in conjunction with third party insurers on our global property and business interruption, product and general liability and marine transit programs.

        In regard to particular lines of coverage, Aventis has put into place four types of global coverage which it believes provides limits and terms equal to or in excess of those considered normal for a global pharmaceutical and vaccine company. Our property and business interruption coverages provide € 2 billion of limits, and our marine transit coverages, including inventory, provide up to € 210 million of limits. Aventis' general and product liability, along with its Directors and Officers (D&O) liability coverages also provide limits commensurate with our loss history and risk profile. In regard to particular lines of coverage, Aventis has put into place global programs covering all subsidiaries and divisions. By centralizing the purchasing of insurance coverages in the major areas of risk, such as products and general liability, property damage and business interruption, and marine transit, Aventis seeks to ensure that all insurable catastrophic-type risks are protected and not at risk of being underinsured due to locally purchased coverages in some countries not being adequate.

        In regard to products and general liability, Aventis has structured a risk-financing program to respond to the current extremely volatile third-party liability insurance market. Third-party insurers have significantly reduced limits available to pharmaceutical companies and placed many restrictions on coverage for health care and pharmaceutical companies. Despite these challenges, our liability risk financing and insurance program is adequate and commensurate for a company with our risk profile, providing several hundred million euros of coverage limits. This is due to combining the capacity of only strongly rated third-party insurers with Carraig. The third-party liability insurers of Aventis are rated A or better by Best, the insurance industry's rating agency.

        In 2003, Aventis spent approximately 1% of total sales on gross insurance costs.

K. Outlook

        For 2004 and beyond, we anticipate that the pharmaceutical industry will continue to face several challenges. Healthcare cost-containment efforts and price pressure will increase not only in Europe but also in the U.S., and generics will capture increasing market share.

        However, we believe that the fundamentals of the pharmaceutical market remain unchanged and should lead to favorable mid- to long-term trends for the industry. There is a strong need for better therapies for serious, chronic or life-threatening diseases — such as cancer, cardiovascular conditions or diabetes. Increasing demand coming from a growing aging population along with new technologies and better understanding of many diseases will enable the industry to offer patients better treatments.

        Aventis is prepared to face this changing and challenging environment. Our research and development activities are focused on selected disease areas for which we anticipate strong growth potential and in which we aim to achieve sustainable leadership positions. We aim to accelerate and maximize the sales of our strategic brands and vaccines which address critical medical needs and which have significant potential for incremental growth. At the same time, we are working to continuously improve our operational effectiveness.

        Therefore, we expect to continue to deliver strong sales and earnings growth. In 2004, Aventis should generate sales growth of 6 to 7% (activity variance) with earnings per share growing in the mid-teens. Sales growth should accelerate post 2004 due to the launch of several new products: Ketek in the U.S., plus Genasense, Apidra and Sculptra in 2004, followed by Menactra, Alvesco, and Exubera. In parallel, sales growth should also be enhanced by the disposal of a significant part of the "non-strategic" products representing sales of up to € 1.5 billion. As a result, sales between 2005 and 2007 are expected to grow 10 to 11% (activity variance) annually. During the same period, earnings per share should grow by 13 to 15% as a result of our sales growth, continuous productivity improvement and the implementation of a new share buyback program of € 2 to 3 billion in 2004 and 2005.

        Statements in this outlook, including but not limited to statements of or relating to financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors. Estimates of future product sales can be particularly subject to uncertainty due to a multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of our products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; failure of drugs in clinical trials and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. We disclaim any obligation to revise or update any such forward-looking statement beyond those imposed by law.

L. Information on non-GAAP Financial Measures 2003 vs. 2002

        In addition to consolidated and segment financial information, we additionally present financial measures of our core businesses that are non-GAAP financial information. Our references to "core" results are references to the aggregate of the "Prescription Drugs," "Human Vaccines" and "Corporate Activities" reporting segments excluding consolidated intersegment eliminations, with additional adjustments to the "interest expense — net" line item. For individual segment financial information, see Note 26 to the Aventis Consolidated Financial Statements. For information on allocation of net debt and interest expense, see page 73. Measures of our non-core business for the 2003 fiscal year are non-GAAP financial measures. Adjustments have been made to non-core "interest expense — net" and "provisions for income tax" line items. As a result, these non-core line items as well as the non-core "income before taxes and minority interest" and non-core "net income," which are derived in part from these line items, are non-GAAP financial measures in 2003. On the other hand, all references to 2002 non-core results are non-GAAP financial measures, because they consist of the aggregate of our Other Activities and Aventis CropScience reporting segments excluding eliminations and with additional adjustments to the "interest expense — net" line item. These adjustments as well as the derivation of core and non-core sales and operating income from the corresponding GAAP financial measures are presented below. A reconciliation of core and non-core income statements and selected liquidity measures are found under the captions "J. Aventis Results of

Operations: 2003 compared to 2002 — Aventis Group — Statement of Operations" and "— Comments on Consolidated Statements of Cash Flows — Comments on Free Cash Flows," above. Reconciliations for 2001 core and non-core financial measures are found at "N. Information on non-GAAP financial measures 2002 vs. 2001," below. For a more detailed description of the activities making up our core and non-core businesses, see "I. Introduction to 2003: Driving profitability through sales growth and enhanced operational efficiency," above. For individual segment financial information, see Note 26 to the Aventis Consolidated Financial Statements. For information on allocation of net debt and interest expense, see page 73. We present our financial information on both a consolidated and a core basis, because it is a performance measure used by our management and because we believe, in light of our recentering on pharmaceutical activities, that it is important for investors to view the aggregate of our pharmaceutical activities in addition to our consolidated financial information.

Net Sales by Business(1)

	Aventis Group
	2003		2002
	€	%	€	%
	(in € million, except percentages)
Core business (total)(2)	16,791	94%	17,591	85%
– Prescription Drugs	15,190	85%	16,026	78%
– Human Vaccines	1,621	9%	1,580	8%
– Eliminations	(20)		(16)
Non-core business (total)	1,046	6%	3,066	15%
– CropScience			1,831	9%
– Others	38	0%	167	1%
– Therapeutic Proteins	1,008	6%	1,068	5%
Eliminations (intragroup)(3)(4)	(22)		(35)

Aventis (total)	17,815	100%	20,622	100%

Operating Income (Loss) by Business(1)

	Aventis Group
	2003	2002(5)
	(in € million)
Core business (total)(2)	3,920	3,754
– Prescription Drugs	3,313	3,202
– Human Vaccines	465	444
– Corporate & Animal Health	141	108
Non-Core business	(249)	(924)

Aventis (total)	3,670	2,830

(1)
Unaudited.
(2)
Consists of our "Prescription Drugs," "Human Vaccines" and "Corporate" segments. Merial sales and operating income are not reflected since Merial is accounted for using the equity method.
(3)
Elimination of sales between core and non-core businesses.
(4)
In Note 26 to the Aventis Consolidated Financial Statements, the eliminations are not broken down between core and non-core business.
(5)
As disclosed in Note 26 of Item 18, certain activities have been reclassified from Corporate into Prescription Drugs.

Reconciliation from "operating income" to "operating income and equity in earnings of affiliated companies before goodwill amortization"

	Group	2003 Non-Core(1)	Core(1)	Group	2002 Non-Core(1)	Core(1)
	(in € million)
Operating income (loss)	3,670	(249)	3,920	2,830	(924)	3,754
Equity in earnings of affiliated companies	(107)	(303)	195	51	(157)	208
Operating and equity income(1)	3,563	(551)	4,115	2,881	(1,081)	3,962
Goodwill amortization	(480)	–	(480)	(1,021)	(477)	(543)
Operating income and equity in earnings of affiliated companies before goodwill amortization(1)(2)	4,044	(551)	4,595	3,901	(604)	4,505

(1)
Unaudited and non-GAAP financial measure.
(2)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.

Reconciliation from "Basic EPS" to "Basic EPS before goodwill amortization"

	Group	2003 Non-Core(1)	Core(1)	Group	2002 Non-Core(1)	Core(1)
	(in € million, except per share information in €)
Net income (loss)	1,901	(543)	2,444	2,091	10	2,081
Goodwill amortization	(480)	–	(480)	(1,021)	(477)	(543)
Net income (loss) before goodwill amortization(1)	2,381	(543)	2,924	3,112	487	2,624
Average number of shares outstanding	785,905,944	785,905,944	785,905,944	793,412,151	793,412,151	793,412,151
Basic earnings (loss) per share in €	2.42	(0.69)	3.11	2.64	0.01	2.62
Basic earnings (loss) before goodwill amortization per share in €(1)(2)	3.03	(0.69)	3.72	3.92	0.61	3.31

(1)
Unaudited and non-GAAP financial measure.
(2)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.

ALLOCATION OF NET DEBT AND INTEREST EXPENSE: CORE BUSINESS/NON-CORE BUSINESS

        The table below sets forth the allocation of our historical consolidated net debt (centrally managed debt plus debt at subsidiary level) and interest expense to our core business and non-core business at and for the years ended December 31, 2003 and 2002.

Allocation of Net Debt and Interest Expense
Aventis Group(1)

	At and for the year ended December 31, 2003			At and for the year ended December 31, 2002 Aventis Behring included in Non-Core Business
	Group	Non-Core	Core	Group	Non-Core	Core
	(in € million)
Net debt	(3,960)	(721)	(3,239)	(3,452)	(1,500)	(1,952)
Interest (expense) income – net	(151)	(46)	(105)	(309)	(161)	(148)

(1)
Unaudited.

        Most of our consolidated net debt and interest expense is currently borne by the Aventis parent company, Aventis, and is managed centrally. As of December 31, 2003 for the purposes of managing our net debt and interest expense, we have allocated our centrally managed net debt between our core business and our non-core business on the following basis:

    •
    Non-core business: We have allocated to our non-core business the amount of Aventis debt which we expect to reimburse using the total cash proceeds we expect to receive through the disposal of our remaining non-core activities. The total amount of € 721 million represents the estimated total cash proceeds and anticipated net debt deconsolidation we would receive or perform through the divestiture of these businesses. Similarly, we have allocated to our non-core business, taking into account the disposal of some of our non-core activities, the amount of consolidated interest expense associated with the allocated net debt on a full year basis.

    •
    Core business: We have allocated to our core business the balance of our consolidated net debt, as well as the balance of our consolidated interest expense.

        The reduction of net interest expenses in 2003 versus 2002 is due mainly to the impact of lower average interest rates as well as our refinancing of older debt at lower current interest rates.

        These amounts are unaudited management estimates and actual proceeds from these disposals may vary materially.

M. Aventis Results of Operations: 2002 compared to 2001

AVENTIS GROUP

Statement of Operations

	2002				2001
	Group	Eliminations	Non-Core(1)	Core(1)	Group	Eliminations	Non-Core(1)	Core(1)
	(in € million, except per share information in €)
Net sales	20,622	(35)	3,066	17,591	22,941	(74)	6,439	16,576
Co-promotion income	161		–	161	151		–	151
Production costs and expenses	(6,578)	35	(2,050)	(4,563)	(7,943)	74	(3,599)	(4,418)
Selling, general and administrative expenses and other operating income (expenses)	(6,866)		(1,164)	(5,702)	(7,329)		(1,495)	(5,833)
Research and development	(3,420)		(280)	(3,141)	(3,481)		(591)	(2,891)
Restructuring expenses	(68)		(19)	(49)	(50)		(34)	(16)
Goodwill amortization	(1,021)		(477)	(543)	(650)		(85)	(564)

Operating income (loss)	2,830		(924)	3,754	3,639		635	3,004

Equity in earnings of affiliated companies	51		(157)	208	85		(129)	214
Interest (expense) income – net	(309)		(161)	(148)	(704)		(476)	(228)
Miscellaneous non-operating income and expenses – net	1,120		1,453	(333)	(134)		(82)	(52)

Income (loss) before taxes and minority interests	3,692		211	3,481	2,886		(52)	2,938

Provision for income taxes	(1,430)		(159)	(1,270)	(1,111)		20	(1,131)
Minority interests in net income of consolidated subsidiaries	(86)		(42)	(44)	(142)		(93)	(48)
Preferred remuneration	(85)		–	(85)	(128)		–	(128)

Net income (loss)	2,091		10	2,081	1,505		(125)	1,630

Average number of shares outstanding	793,412,151		793,412,151	793,412,151	787,553,585		787,553,585	787,553,585
Basic earnings (loss) per share in €	2.64		0.01	2.62	1.91		(0.16)	2.07
Basic earnings (loss) before goodwill amortization per share in €(1)(2)	3.92		0.61	3.31	2.74		(0.05)	2.79
Operating income and equity in earnings of affiliated companies before goodwill amortization(1)(3)	3,901		(604)	4,505	4,374		(603)	3,783

(1)
These columns and lines are unaudited and non-GAAP financial measures.
(2)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.
(3)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.

        For Additional information concerning the reconciliation of core financial information to our GAAP segment information, please refer to section "N. Information on non-GAAP financial measures 2002 vs. 2001," below.

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

        Selling, general and administrative costs and other operating income (expenses) decreased 6.3% to € 6,866 million from € 7,329 million in 2001, mostly as a result of the above-mentioned divestitures.

        Research and development expenses totaled € 3,420 million, compared to € 3,481 million in 2001 and includes €3,141 million spent on research and development in our core business. A total of € 2,872 million was spent on research and development for prescription drugs and € 269 million on human vaccines.

        Restructuring expenses totaled € 68 million compared to € 50 million in 2001.

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

        Operating income and equity in earnings of affiliated companies before goodwill amortization totaled € 3,901 million in 2002 compared to € 4,374 million in 2001.

        Interest (expense) income — net totaled an expense of € 309 million in 2002 compared to an expense of € 704 million in 2001, due primarily to a reduction in the net financial indebtedness of Aventis (principally as the result of the application to debt reduction of proceeds received on the disposal of businesses) and also due to a reduction in average interest rates.

        Miscellaneous non-operating income and expenses — net, totaled an income of € 1,120 million in 2002 compared to an expense of € 134 million in 2001. Gains on sale of assets were recorded under this caption both in 2001 and 2002. In 2002, the gains on sales of assets were € 1,917 million compared to € 545 million in 2001. This increase was due primarily to the gain made on the disposal of Aventis CropScience. The sale resulted in a gain of € 2.07 billion net of an increase of provisions for third party claims.

        Excluding the gains on sale of assets, miscellaneous non-operating income and expenses — net totaled an expense of € 797 million in 2002 compared to an expense of € 679 million in 2001.

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

        Basic earnings per share in 2002 were € 2.64 compared to € 1.91 in 2001.

AVENTIS CORE BUSINESS

        We define our core business as the combination of our activities in prescription drugs and human vaccines, together with our equity interest in the results of the Merial animal health joint venture as well as our corporate activities. We have set forth below the statement of operations for our core business for each of the years ended December 31, 2002 and 2001. This core business financial information reflects the sum of the relevant historical financial information from each of the reporting segments included in our core business, subject to the allocation between our core business and our non-core business of the historical centrally managed net debt and related interest expense, as explained above.

Statement of Operations(1)

	Aventis Core
	2002	2001(2)
	(in € million, except per share information in €)
Net sales	17,591	16,576
Co-promotion income	161	151
Production costs and expenses	(4,563)	(4,418)
Selling, general and administrative expenses and other operating income (expenses)	(5,702)	(5,833)
Research and development	(3,141)	(2,891)
Restructuring expenses	(49)	(16)
Goodwill amortization	(543)	(564)

Operating income (loss)	3,754	3,004

Equity in earnings of affiliated companies	208	214
Interest (expense) income – net	(148)	(228)
Miscellaneous non-operating income and expenses – net	(333)	(52)

Income (loss) before taxes and minority interests	3,481	2,938

Provision for income taxes	(1,270)	(1,131)
Minority interests in net income of consolidated subsidaries	(44)	(48)
Preferred remuneration	(85)	(128)

Net income (loss)	2,081	1,630

Average number of shares outstanding	793,412,151	787,553,585
Basic earnings (loss) per share in €	2.62	2.07
Basic earnings (loss) before goodwill amortization per share in €(3)	3.31	2.79
Operating income and equity in earnings of affiliated companies before goodwill amortization(4)	4,505	3,783

(1)
Core financial information is unaudited and non-GAAP.
(2)
Aventis Core excluding Aventis Behring.
(3)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.
(4)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.

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

  Products

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

        Three flagship products — Allegra/Telfast, Lovenox/Clexane and Taxotere — achieved blockbuster status by generating sales of more than € 1 billion each in 2002, as was already the case for each of them in 2001.

Core Business Sales Details(1)

Therapeutic area/Product	2002	2001	Activity variance in %(2)	Total variance in %
	(in € million, except percentages)
Total Prescription Drugs sales	16,026	15,168	11.1%	5.7%
Strategic Brands	8,868	7,227	29.0%	22.7%
Thrombosis/Cardiology	3,435	3,325	8.2%	3.3%
Lovenox/Clexane	1,563	1,453	13.3%	7.5%
Delix/Tritace family	923	709	34.2%	30.2%
Oncology	1,743	1,494	22.6%	16.7%
Taxotere	1,261	1,003	32.7%	25.8%
Campto(3)	241	202	21.3%	19.4%
Respiratory/Allergy	2,794	2,575	14.8%	8.5%
Allegra/Telfast	2,030	1,762	22.1%	15.2%
Nasacort	329	266	31.2%	23.6%
Arthritis/Osteoporosis	799	677	26.0%	18.0%
Arava	271	258	10.7%	5.0%
Actonel(4)	117	57	122.9%	106.7%
Central Nervous System	1,530	1,448	11.6%	5.7%
Copaxone(5)	554	383	51.5%	44.8%
Anti-Infectives	1,560	1,546	5.4%	0.9%
Targocid	222	199	18.2%	11.2%
Tavanic(6)	257	192	38.9%	33.6%
Ketek	52	3	n.a.	n.a
Metabolism/Diabetes	1,978	1,761	18.6%	12.4%
Amaryl	578	478	28.6%	21.0%
Insuman	172	170	4.2%	1.5%
Lantus	299	94	n.a.	n.a
Other products(7)	2,187	2,343	-2.5%	-6.7%
Human Vaccines	1,580	1,425	16.3%	10.9%
Pediatric combination vaccines(8)	495	422	21.1%	17.4%
Polio vaccine(8)	304	284	11.9%	7.1%
Influenza vaccines(8)	458	473	1.5%	-3.0%
Traveler's endemic range excluding meningitis(8)	221	235	-3.0%	-5.7%
Meningitis vaccines(8)	103	98	8.5%	4.3%
Adult boosters(8)	172	111	60.1%	54.8%
Total(9)	17,591	16,576	11.6%	6.1%

(1)
Core financial information is unaudited and non-GAAP.
(2)
On a comparable basis.
(3)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan).
(4)
Actonel sales as recorded by Aventis including Japan sales.
(5)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries.
(6)
Licensed from Daiichi (not sold by Aventis in the United States or Japan).
(7)
Other products include pharmaceuticals products not detailed in one of the above therapeutic areas as well as sales of Bulk, Contract-manufacturing and Toll-manufacturing.
(8)
Including the sales recorded in Europe by Aventis Pasteur MSD.
(9)
Prescription drugs and human vaccines sales do not add up due to inter-segment eliminations amounting to € 16 million in 2002 and to € 17 million in 2001.

        Inclusion in the table does not imply that a given product is sold by Aventis in all of our principal markets.

  Allegra/Telfast

        Allegra/Telfast was the world's fastest-growing non-sedating antihistamine in 2002. Allegra sales grew 22.1% on an activity basis. The vast majority of sales were generated in North America and Japan. In the U.S., Allegra became the market leader in the non-sedating prescription antihistamine category in September. In the U.S. Allegra sales grew by 15.7% (+ 22.2% activity variance) despite new competition, and the product achieved a monthly market share of total new prescriptions of 32.4% at the end of

November 2002. U.S. sales growth was led by the continued strong performance of the 180 mg once-daily formulation launched in 2000 and strong market share growth of Allegra-D. U.S. sales were also driven by the product's favorable efficacy and safety profile, increased promotional support, including direct-to-consumer (DTC) advertising and additional external sales force support.

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

        Additionally in the U.S., we completed the expansion of our Lovenox sales force in 2002.

  Taxotere

        Taxotere sales were driven by strong performance in the U.S. and France. Global sales grew 32.7% on an activity basis. Market share gains were achieved in non-small-cell lung cancer (NSCLC) in the U.S. and breast cancer in France and the U.S. In the U.S. in 2002, Taxotere was the most widely used taxane, having exceeded paclitaxel usage. Taxotere is also becoming a drug of choice for combination therapies, with several new, targeted cytostatic agents in clinical trials for a variety of solid tumors. In addition, recent evidence presented at the 38th annual meeting of the American Society of Clinical Oncology (ASCO) in May 2002 indicated a significant role for Taxotere in the treatment of adjuvant breast cancer. More than 200 abstracts on Taxotere presented at ASCO created awareness within the medical community and helped fuel growth.

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

  Lantus

        Subsequent to successful launches in Germany in May 2000 and in the U.S. in May 2001, Lantus made significant market share gains in 2002 in both type 1 and 2 diabetes. Various studies support the treatment profile, resulting in quick market penetration of Lantus. About 375,000 patients are currently using Lantus in these two markets. Sales almost tripled between 2001 and 2002.

        In the U.S., the addition of a dedicated sales force resulted in a rapid sales ramp-up. Lantus captured both existing U.S. insulin users (58% of total Lantus sales) and new insulin users (42% of total Lantus sales) after failure of oral therapies. This shows that physicians are using Lantus earlier in the disease progression of type 2 diabetes. In the U.S., Lantus has become the most successfully launched insulin brand, generating almost three times the number of new prescriptions as the previous best insulin launch. In 2002, Lantus was the number one insulin in newly insulinized type 2 patients and the most frequently prescribed basal insulin in newly diagnosed type 1 patients.

        In Germany, Lantus captured more than 30% of the basal insulin market by mid-2002. In addition, Lantus is gaining market share from mixed insulin products and is now the single largest basal insulin brand in the German market.

        Lantus was launched in the UK in August 2002. Production capacity has been secured for further launches in key markets.

  Ketek

        Following the initial launch of Ketek in Germany in October 2001, Ketek has been approved in all major EU and Latin American markets and has been launched in 15 countries by year-end 2002, including France, Spain, Italy, Ireland, Mexico, and Brazil with good acceptance in all launch markets.

        Supporting sales was the position of Ketek as the first of a new class of antibiotics known as ketolides that were designed to deliver an optimal spectrum of activity for the first-line treatment of upper and lower respiratory tract infections, including those caused by resistant pathogens, with a low potential to induce resistance — and a short treatment regimen.

        In January 2002, an NDA was filed in Japan, the second largest antibiotic market worldwide.

  Actonel

        Actonel is co-developed and co-marketed with Procter & Gamble Pharmaceuticals. Actonel generated combined sales for the two companies of € 539 million in 2002 compared to € 309 million in 2001. As per the alliance agreement with Procter & Gamble Pharmaceuticals, Aventis consolidates only part of the combined worldwide sales.

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

        By year end 2002, the once-a-week formulation had also been approved in Argentina, Brazil, Egypt, Guatemala, New Zealand and Switzerland.

  Human Vaccines

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

        In Europe, vaccines are sold through Aventis Pasteur MSD, a 50-50 joint venture between Aventis Pasteur and Merck & Co. Aventis Pasteur MSD is accounted for using the equity method and generated sales of € 577 million in 2002 compared to € 556 million in 2001. The joint venture continued to report strong demand for Hexavac, following EU marketing approval in October 2000. However, its results were affected by supply restrictions by the two parent companies due to production issues, which limited activity growth.

  Countries

Core Business Sales by Country(1)(2)

	2002	2001	Activity variance in %	Total variance in %
	(in € million, except percentages)
United States	6,859	5,964	21.4%	15.0%
France	2,295	2,245	4.7%	2.2%
Germany	1,086	1,058	2.9%	2.6%
Japan	923	987	2.7%	-6.5%
Italy	628	586	7.2%	7.2%
United Kingdom	448	373	21.4%	20.0%
Canada	387	371	11.4%	4.1%
Spain	328	312	5.5%	5.2%
Mexico	396	416	3.6%	-4.9%
Brazil	287	349	4.3%	-17.8%
Subtotal	13,639	12,663	13.1%	7.7%
in % of total	77.5%	76.4%
Other countries	3,952	3,912	6.9%	1.0%
Total Net Sales	17,591	16,576	11.6%	6.1%

(1)
Core financial information is unaudited and non-GAAP.
(2)
Does not reflect the Merial animal health joint venture and the Aventis Pasteur MSD human vaccines joint venture, which are accounted for using the equity method. A breakdown of consolidated sales is found at Note 26 to the Aventis Consolidated Financial Statements.

        In the United States, the world's largest pharmaceutical market, sales totaled € 6,859 million. This increase of 15.0% from €5,964 million in 2001 (+21.4% activity variance) was primarily driven by the continued strong performance of our strategic brands. The U.S. accounted for 39.0% of total core business sales compared to 36.0% in 2001.

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

        Taxotere sales rose 29.5% (+36.8% activity variance) to € 701 million. The differentiation of this product from other cytotoxic agents continued to be the key growth driver. Taxotere sales benefited from its strong position in the treatment of patients with breast cancer, where it is the most commonly used first-line regimen in metastatic disease with a 37% market share at the end of October 2002. Taxotere has also become a leading agent in the management of patients with non-small-cell-lung cancer (NSCLC), both in second-line, where the brand has a leadership position (48% market share at the end of October 2002), and in first-line treatment of the disease where usage is growing. On November 27, the U.S. FDA approved Taxotere for first-line treatment of patients with NSCLC. Important clinical information on the use of Taxotere continues to be generated in the treatment of patients with early stage breast cancer, prostate cancer, ovarian cancer and gastric cancer.

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

        Strong growth of human vaccines sales also contributed to the good performance in the U.S.

Sales of Strategic Brands in the United States(1)

Strategic brand	2002	2001	Activity variance in %	Total variance in %	Contribution to U.S. core 2002 sales in %
	(in € million, except percentages)
Allegra/Telfast	1,730	1,495	22.2%	15.7%	25.2%
Lovenox/Clexane	1,013	973	10.0%	4.1%	14.8%
Taxotere	701	541	36.8%	29.5%	10.2%
Amaryl	200	168	25.9%	19.2%	2.9%
Lantus	239	58	n.a.	n.a.	3.5%
Copaxone(2)	434	330	39.0%	31.6%	6.3%
Nasacort	267	203	38.8%	31.5%	3.9%
Arava	185	187	4.9%	-0.7%	2.7%

(1)
Unaudited.
(2)
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

  Core Profitability analysis

        Aventis core business gross margin as a percentage of sales increased to 74.1% in 2002 from 73.3% in 2001. This increase was mainly driven by an improvement in the product mix with greater focus on strategic brands and by a higher percentage of sales achieved in the United States.

        Aventis core business selling, general and administrative expenses and other operating income (expenses) declined 2.2% to € 5,702 million (32.4% of sales) in 2002 from € 5,833 million (35.2% of sales) in 2001. These costs include all corporate expenses. Additional promotional and advertising expenditures for our strategic brands, sales force scale-up in our key markets as well as investments in the launch of the antibiotic Ketek in various European markets were more than offset by reduced spending on non-strategic products, lower corporate expenses and some income linked to proceeds from product divestitures (Synercid, Intal, Delursan and deflazacort). Part of the decrease is also related to the favorable impact of currency translation on U.S. dollar denominated expenses between 2001 and 2002.

        Aventis core business research and development spending rose 8.6% to € 3,141 million, or 17.9% of 2002 core business sales, compared to € 2,891 million, or 17.4% of 2001 core business sales. The increase was due mainly to higher spending on clinical trials and new co-development/co-marketing agreements signed in 2002 to supplement our product pipeline, including the compounds Genasense from Genta for treatment of cancer and DiaPep277 from Peptor Ltd. for prevention and treatment of latent autoimmune diabetes in adults (LADA).

        Aventis core business goodwill amortization decreased slightly to € 543 million in 2002 from € 564 million in 2001.

        Aventis core business operating income increased to € 3,754 million in 2002 from € 3,004 million in 2001. Operating income for prescription drugs increased to € 3,326 million in 2002 from € 2,864 million in 2001 and was mainly driven by higher sales and higher gross margin. Human vaccines operating income rose to € 540 million in 2002 from € 367 million in 2001, mainly as a result of higher sales and lower selling, general and administrative expenses and other revenues net.

        Aventis core business equity in earnings of affiliated companies amounted to € 208 million compared with € 214 million in 2001. The main reason for the decrease was a slightly lower contribution from the Merial animal health joint venture. Sales by this 50-50 joint venture with Merck & Co., which is accounted for using the equity method, amounted to € 1,825 million compared to € 1,853 million in 2001 (+4% activity variance).

        Aventis core business operating income and equity in earnings of affiliated companies before goodwill amortization was € 4,505 million in 2002, an increase of 19.1% compared to € 3,783 million in 2001. Operating income and equity in earnings of affiliated companies before goodwill amortization as a percentage of sales rose 2.8 percentage points to 25.6% from 22.8% in 2001. We benefited from positive hedging results that were offset by negative currency translation effects.

        Aventis core business interest (expense) income — net totaled an expense € 148 million in 2002 compared to an expense of € 228 million in 2001. This decrease was mainly caused by the lower financial debt in 2002 as compared to 2001 as well as by the reduction in average interest rates.

        Aventis core business net income increased to € 2,081 million in 2002 from € 1,630 million in 2001.

        Aventis core business basic earnings per share in 2002 were € 2.62 (+26.6%) compared to € 2.07 in 2001. Before amortization of goodwill, basic EPS increased to € 3.31 compared to € 2.79 in 2001.

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

    •
    During the first half of 2002, the divestitures of two major non-core activities were finalized:

    –
    In April 2002, the sale of the Aventis Animal Nutrition business to CVC Capital Partners was completed.

    –
    In June 2002, we sold our 76% interest in Aventis CropScience to Bayer AG.

Statement of Operations(1)

	Aventis Non-Core
	2002(5)	2001(5)(6)
	(in € million, except per share information in €)
Net sales	3,066	6,439
Co-promotion income	–	–
Production costs and expenses	(2,050)	(3,599)
Selling, general and administrative expenses and other operating income (expenses)	(1,164)	(1,495)
Research and development	(280)	(591)
Restructuring expenses	(19)	(34)
Goodwill amortization	(477)	(85)

Operating income (loss)	(924)	635

Equity in earnings of affiliated companies	(157)	(129)
Interest (expense) income – net	(161)	(476)
Miscellaneous non-operating income and expenses – net	1,453	(82)

Income (loss) before taxes and minority interests	211	(52)

Provision for income taxes	(159)	20
Minority interests in net income of consolidated subsidiaries	(42)	(93)
Preferred remuneration	–	–

Net income (loss)	10	(125)

Average number of shares outstanding	793,412,151	787,553,585
Basic earnings (loss) per share in €	0.01	(0.16)
Basic earnings (loss) before goodwill amortization per share in €(2)(3)	0.61	(0.05)
Operating income and equity in earnings of affiliated companies before goodwill amortization(2)(4)	(604)	591

(1)
Unaudited and non-GAAP.
(2)
These lines are unaudited and non-GAAP financial measures.
(3)
Please refer to the paragraph "— Definition of Basic Earnings Per Share (EPS) before goodwill amortization," above.
(4)
Please refer to the paragraph "— Definition of operating income and equity in earnings of affiliated companies before goodwill amortization," above.
(5)
Aventis Non-Core including Aventis Behring.
(6)
The statement of operations for 2001 includes Messer Griesheim, which was deconsolidated on April 1, 2001. Sales of Messer Griesheim until April 1, 2001 amounted to € 435 million.

        Non-core business net sales decreased from € 6,439 million in 2001 to € 3,066 million in 2002. Net sales in 2002 consolidate only approximately five months of sales of Aventis CropScience and three months of sales of Aventis Animal Nutrition due to the disposal of these businesses in June and April 2002, respectively.

        Non-core business operating income decreased to a loss of € 924 million in 2002 from a profit of € 635 million in 2001. The operating loss in 2002 is mainly due to various impairments recorded on Aventis Behring's long-lived assets and goodwill amounting to a total of € 727 million. The divestitures of Aventis CropScience and Aventis Animal Nutrition have also negatively impacted the evolution of operating income.

        Non-core business miscellaneous non-operating income and expenses — net, totaled an income of € 1,453 million in 2002 compared to an expense of € 82 million in 2001.

        In 2002, net results on sale of assets recorded under this caption are mainly related to the disposal of Aventis CropScience and Aventis Animal Nutrition.

        These net results were reduced by the recording of several provisions for risks related to businesses divested as well as some environmental exposures.

  Therapeutic Proteins

        Therapeutic proteins recorded sales of € 1,068 million, a decline of 5.4% compared to € 1,129 million in 2001 (1.8% activity variance). The lower sales were due primarily to declining sales of albumins, Monoclate and Beriplast, partly offset by an increase in sales of Helixate FS/NexGen, for which the supply situation improved compared to the previous year.

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

  Rhodia

        Net sales of the specialty chemicals group Rhodia, in which Aventis holds a 25.2% equity stake, were € 6,617 million in 2002, down 9.1% compared to € 7,279 million in 2001. Sales performance was influenced by a 3.8% decline due to structural changes and a 3.9% decrease due to currency translation effects. Excluding structural and currency effects, sales decreased by 1.5% (price impact 2.4% partially compensated by favorable volume & mix impact of +0.9%). Business conditions were still difficult in 2002, hampered by continuing sluggish economy and some manufacturing start-up issues.

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

COMMENTS ON CONSOLIDATED CONDENSED BALANCE SHEET

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

COMMENTS ON CONSOLIDATED STATEMENTS OF CASH FLOWS

Consolidated Statements of Cash Flows

	2002	2001
	(in € million)
OPERATING ACTIVITIES:
Net income (loss) (after income tax and before preferred remuneration)	2,176	1,633

Elimination of expenses and income without effect on cash:
Depreciation and amortization of assets	2,216	2,075
Provisions for losses on operating assets	72	8
Change in other long-term provisions	981	(81)
Net capital (gains) from sales of assets	(2,187)	(545)
Equity in earnings of affiliated companies, net of dividends received	114	89
Unrealized exchange differences	(2)	(111)
Minority interests in net income of consolidated subsidiaries	86	142
Deferred tax	143	40

	1,423	1,617

Increase/decrease in operating assets and liabilities (excluding net operating assets acquired):
(Increase)/decrease in accounts receivable	(1,202)	(372)
(Increase)/decrease in inventories	(93)	(38)
Increase/(decrease) in accounts payable	(165)	78
Pension funding	(375)	(98)
Change in other operating assets and liabilities	95	293

	(1,740)	(137)

Net cash provided by operating activities	1,859	3,113

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,000)	(1,245)
Other capital expenditures	(459)	(486)
Proceeds from sales of assets	4,654	1,063
Increase in loans and short-term investments of more than three months	–	(52)
Decrease in loans and short-term investments of more than three months	44	–

Net cash (used)/provided by investing activities	3,239	(720)

FINANCING ACTIVITIES:
New long-term borrowings	135	5,404
Repayment of long-term borrowings	(2,931)	(7,252)
(Decrease)/increase in bank overdrafts and short-term borrowings	(1,091)	(284)
Issuance of ordinary shares including additional paid-in capital	199	429
Mandatorily redeemable partnership interest	–	279
Repurchase of treasury shares	(383)	(137)
Amortization of amortizable preferred securities and redemption of capital equity notes	(122)	(85)
(Purchase) of minority interest	(212)	(5)
Dividends paid by the Group	(490)	(437)
Preferred remuneration paid	(113)	(109)

Net cash (used) by financing activities	(5,008)	(2,197)

Net effect of exchange rate changes on cash	(60)	15

Increase/(decrease) in net cash and cash equivalents	30	211

Cash and cash equivalents at beginning of year	814	661
Net effect of consolidation changes on cash and cash equivalents	(88)	(58)

CASH AND CASH EQUIVALENTS AT END OF YEAR	756	814

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

        The performance of Aventis was driven by the core business, which generated net cash from operating activities amounting to € 2,577 million in 2002.

Net cash provided by operating activities by business(1)

	12/31/02 Group	12/31/02 Non-Core(2)	12/31/02 Core(2)
	(in € million)
Net income (loss) (after income tax and before preferred remuneration)	2,176	10	2,166
Depreciation and amortization of assets	2,216	721	1,495
Change in working capital	(1,460)	(842)	(618)
Other operating items	(1,073)	(607)	(466)

Net cash provided by operating activities	1,859	(718)	2,577

(1)
Explanation of derivation of these numbers can be found on page 65.
(2)
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

N. Information on non-GAAP Financial Measures 2002 vs. 2001

        In addition to consolidated and segment financial information, we additionally present financial measures of our core and non-core businesses that are non-GAAP financial information. Our references to "core" results are references to the aggregate of the "Prescription Drugs," "Human Vaccines" and "Corporate Activities" reporting segments without consolidating eliminations, with additional adjustments to the "interest expense — net" and "provisions for income tax" line items. Measures of our non-core business in 2002 and 2001 are references to the aggregate of our Other Activities and Aventis CropScience reporting segments excluding eliminations with additional adjustments to non-core "interest expense — net" and "provisions for income tax" line items. These adjustments as well as the derivation of core and non-core sales and operating income from the corresponding GAAP financial measures are presented below. A reconciliation of core and non-core income statements is found under the caption "M. Aventis Results of Operations: 2002 compared to 2001 — Aventis Group — Statement of Operations" above. Reconciliations for 2003 and 2002 core and non-core financial measures are found at "L. Information on non-GAAP financial measures 2003 vs. 2002," above. For a more detailed description of the activities making up our core and non-core businesses, see "I. Introduction to 2003: Driving profitability through sales growth and enhanced operational efficiency," above. We present our financial information on both a consolidated and a core basis, because we believe that it is important for investors to view the aggregate of our pharmaceutical activities in addition to our consolidated financial information.

RECONCILIATION STATEMENTS OF OPERATIONS FOR MAJOR LINE ITEMS:
AVENTIS CORE, NON-CORE & AVENTIS GROUP(1)

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

Net Sales by Business(1)

	Aventis Group
	2002		2001
	€	%	€	%
	(in € million, except percentages)
Core business (total)(2)	17,591	85%	16,576	72%
– Prescription Drugs	16,026	78%	15,168	66%
– Human Vaccines	1,580	8%	1,425	6%
– Eliminations	(16)		(17)
Non-core business (total)	3,066	15%	6,439	28%
– Aventis CropScience	1,831	9%	4,303	19%
– Others	167	1%	1,007	4%
– Therapeutic Proteins	1,068	5%	1,129	5%
Eliminations (intragroup)(3)(4)	(35)		(74)

Aventis (total)	20,622	100%	22,941	100%

Operating Income (Loss) by Business(1)

	Aventis Group
	2002	2001
	(in € million)
Core business (total)(2)	3,754	3,004
– Prescription Drugs	3,326	2,864
– Human Vaccines	540	367
– Corporate & Animal Health	(112)	(227)
Non-Core business (total)	(924)	635

Aventis (total)	2,830	3,639

(1)
Unaudited.
(2)
Consists of our "Prescription Drugs," "Human Vaccines" and "Corporate" segments. Merial sales and operating income are not reflected since Merial is accounted for using the equity method.
(3)
Elimination of sales between core and non-core businesses.
(4)
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

Allocation of Net Debt and Interest Expense
Aventis Group(1)

	At and for the year ended December 31, 2002			At and for the year ended December 31, 2001 Aventis Behring included in Non-Core Business			At and for the year ended December 31, 2001 Aventis Behring included in Core Business(2)
	Group	Non-Core	Core	Group	Non-Core	Core	Group	Non-Core	Core
	(in € million)
Net debt	(3,452)	(1,500)	(1,952)	(9,196)	(6,901)	(2,295)	(9,196)	(5,901)	(3,295)
Interest (expense) income – net	(309)	(161)	(148)	(704)	(476)	(228)	(704)	(424)	(280)

(1)
Unaudited.
(2)
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

        Under French law, the Management Board has management responsibility for Aventis and broad authority to take actions in the name of Aventis, within the scope of the object and purposes of Aventis as set out in the By-Laws, and subject to the authority expressly reserved by law to the shareholders and the Supervisory Board.

        The corporate headquarters of Aventis is located in Strasbourg, France. The working language within Aventis is English.

        Aventis has participated in the discussions concerning better corporate governance practices and is aided by the specialized committees of its Supervisory Board, see "Supervisory Board" below.

        Due to the listing of Aventis on Euronext Paris, the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, Aventis has progressively implemented, as they become final and effective, the new legal and regulatory provisions on corporate governance which have been issued, as well as the new non-mandatory recommendations in France, Germany and in the U.S. to the extent compatible with French law requirements to which Aventis as a French company is bound. As required by the NYSE, a summary of the significant differences between our corporate governance as an issuer incorporated in France and that of a NYSE-listed company incorporated in the United States can be found on our Web site at www.aventis.com.

        In light of the history of Aventis and its significant shareholdings in Germany, Aventis also strives for compliance with best practice under German Corporate Governance standards set forth by the "Deutscher Corporate Governance Kodex" which applies by law in effect only to German stock corporations. Aventis complies with almost all of the provisions of the Deutscher Corporate Governance Kodex (DCGK). Where deviations exist, they are mainly the result of the different legal context and corporate culture in France.

Management Board

        The Management Board of Aventis is composed of seven members appointed for a five-year term, which will expire at the end of the Annual General Meeting called to approve the accounts for the year ended on December 31, 2003 and held in the year 2004. Current members may be reelected. Notwithstanding the above, in the event the Supervisory Board creates a new position on the Management Board, the term of office of such new member will expire simultaneously with the term of office of the current members of the Management Board.

        No person may be appointed as a member of the Management Board if he/she is over the age of 65. The Supervisory Board appoints the Management Board members, including its Chairman and Vice Chairman. The mandates of members of the Management Board may be revoked at any time by the Supervisory Board.

        Management Board meetings may take place by personal attendance in France or abroad as well as by any means of telecommunication, in particular by videoconference or telephone conference call. For the decisions of the Management Board to be valid, a majority of its members must be present. The Management Board met 19 times in 2003.

        The Management Board is responsible for managing the business of Aventis and for acting in the name of the company, in particular for making decisions on general policy matters and determining the overall business and financial strategy of Aventis. Excluded are those powers that are granted to the Supervisory Board and the shareholders either expressly by law or because they are of strategic importance to Aventis or likely to have a material effect on its financial condition. For information on actions requiring approval of the Supervisory Board, see "Supervisory Board" below.

        The table below lists as of March 1, 2004, the names and ages of the Management Board members, their current position within the Aventis Group, the dates of their initial appointment, the year when their terms of office expire and their directorships in other public companies. The table also indicates for each Management Board member the number of Aventis ordinary shares held as of March 1, 2004.

Name	Current Position within Aventis	Initially Appointed	Term Expires	Directorships in other companies and in Aventis Group (as at March 1, 2004)
Igor Landau Born on July 13, 1944 10,403 Aventis Ordinary Shares*	Chairman of the Aventis Management Board Member of the Aventis Management Board	May 14, 2002 Dec 15, 1999	2004 2004	Director of CCF, Dresdner Bank AG, Essilor, IDI (Institut de Développement Industriel), INSEAD, Thomson Multimedia
Aventis Group:
				Member of the Board of Directors of Rhône-Poulenc AGCO Ltd, Aventis Inc, Aventis Behring L.L.C, Fisons Ltd.
Patrick Langlois Born on December 9, 1945 22,107 Aventis Ordinary Shares*	Vice Chairman of the Aventis Management Board Chief Financial Officer	May 14, 2002	2004
Member of the Board of Directors of Rhodia

Aventis Group:
Chairman and CEO of Aventis Agriculture

				Director of Aventis Behring L.L.C., Aventis Pharma Inv Ltd. Carraig, Fiac (Guernesey), Fisons Ltd., Merial Ltd., Rhône-Poulenc Pharma, Aventis Pharmaceuticals Inc.
Richard J. Markham Born on September 26, 1950 300 Aventis Ordinary Shares*	Vice Chairman of the Aventis Management Board Chief Operating Officer	May 14, 2002	2004
Member of the Board of Directors of Pharmaceuticals Research and Manufacturers Association, Trustee of the Health Care Institute

Aventis Group:
				Member of the Board of Directors of Aventis Behring L.L.C, Aventis Pharmaceuticals Inc.
Frank Douglas Born on April 30, 1943 400 Aventis Ordinary Shares*	Member of the Aventis Management Board Executive Vice President for Drug Innovation & Approval	May 14, 2002	2004	Aventis Group: Member of the Board of Directors of Aventis Pharmaceuticals Inc., Aventis Behring L.L.C., Gencell SAS

Heinz-Werner Meier Born on November 30, 1952 130 Aventis Ordinary Shares*	Member of the Aventis Management Board Executive Vice President for Human Resources	May 14, 2002	2004	Aventis Group: Member of the Management Board of Hoechst AG Chairman and Managing Director of the Board of Management of Aventis Pharma Deutschland GmbH
Dirk Oldenburg Born on July 19, 1957 425 Aventis Ordinary Shares*	Member of the Aventis Management Board Executive Vice President, General Counsel	May 14, 2002	2004
Member of the Supervisory Board of Wacker-Chemie GmbH

Aventis Group:
				Chairman of the Board of Management of the Aventis Foundation (Germany), Chairman of the Supervisory Board of Aventis Pharma Deutschland GmbH, Managing Director of Aventis Pharma Holding GmbH, Member of the Management Board of Hoechst AG
Thierry Soursac Born on April 22, 1957 271 Aventis Ordinary Shares*	Member of the Aventis Management Board Executive Vice President for Commercial Operations	May 14, 2002	2004	Aventis Group: Member of the Board of Directors of Aventis Pharmaceuticals Inc.

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

        In accordance with the recommendations and the criteria defining the independence of the Supervisory Board members, as presented in the Afep/Medef Report dated October 2003, an individual analysis of the situation of each Supervisory Board member has been made and our analysis also covered the candidates to be proposed for the election at the next Annual General Meeting of Shareholders. We considered independent "each member who has no relationship of any kind whatsoever with the company, its group or the management of either that is such as to color his judgment and each member who is not concerned by at least one criteria of independence" (Definition of the Bouton Report and of the Afep/Medef Report). In consideration with this definition, the Supervisory Board is expected to be composed of 16 independent members.

        Internal rules of the Supervisory Board define the role and powers vis-à-vis the Management Board, supplementing the existing legal provisions and our By-Laws. These internal rules also define the functioning of the Supervisory Board, the role and powers of the committees of the Supervisory Board and describe the main professional ethics rules and code of conduct. We refer you to Item 16B of this report for additional code of ethics requirements applicable to our senior executives listed therein.

        In addition, Aventis has put in place an Internal Code with regards to compliance rules and presenting notably the procedures, guidelines and restrictions applicable to Aventis directors, officers and employees for trading in Aventis shares, including the prohibition of certain insider transactions during blackout periods in connection with the publication of financial results.

        The internal rules of the Supervisory Board and the Internal Code are available on the Aventis Web site (www.aventis.com).

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

        The Supervisory Board held five meetings in 2003, with an attendance rate of 95%.

        The table below lists, as at March 1, 2004, the names and birthdates of the Supervisory Board members, their current positions within the Aventis Supervisory Board, the dates of their initial appointment, the year when their terms expire and their principal occupations or employment. The table also indicates for each Supervisory Board member the number of Aventis shares held as at March 1, 2004.

Name	Current Position within Aventis	Initially Appointed	Term Expires	Directorships in other companies and in Aventis Group (as at March 1, 2004)
Jürgen Dormann Born on January 12, 1940 5,840 Aventis Ordinary Shares*	Chairman of the Supervisory Board Member of the Supervisory Board Chairman of the Strategy Committee	May 14, 2002 May 14, 2002 May 14, 2002	2007 2007 2007	Chairman of the Board of Directors and CEO of ABB Ltd.
Chairman of the Supervisory Board of Lion Bioscience AG
Member of the Supervisory Board of Allianz AG
Member of the Executive Committee of the World Business Council for Sustainable Development (& Vice-President Europe)
Jean-René Fourtou Born on June 20, 1939 6,199 Aventis Ordinary Shares*	Vice Chairman of the Supervisory Board Member of the Supervisory Board Member of the Strategy Committee	May 14, 2002 May 14, 2002 May 14, 2002	2007 2007 2007
Chairman of the Board of Directors and CEO of Vivendi Universal, Chairman of the Supervisory Board of Group Canal+
Vice Chairman of the Supervisory Board of AXA, and member of the Board of AXA Financial Inc, the Equitable Life Assurance and AXA Millesime SAS
Member of the Board of Directors of Cap Gemini, EADS
President of International Chamber of Commerce (ICC)

Joachim Betz Born on February 4, 1948 118 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006
Representative of employee interests
Member of the Supervisory Board of Hoechst AG and Aventis Pharma Deutschland GmbH as representative of the senior executive personnel ("Leitende Angestellte")
Chairman of the Group Senior Executive Personnel Committee for Hoechst AG and of the Biosafety Committee of Aventis Pharma Deutschland GmbH
				Vice Chairman of Association of Employed Academic Personnel (VAA) of the Chemical Industry, of the Deputy Assembly of Pensionskasse Hoechst Gruppe VvaG and of the Employee Shareholders Association of Aventis BAA e.V.
Werner Bischoff Born on November 15, 1947 200 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006
Representative of employee interests
Vice Chairman of the Supervisory Board of Hoechst AG (as representative of trade unions), of Aventis Pharma Deutschland GmbH (as representative of trade unions), of Degussa AG (as representative of trade unions), of Beteiligungsgesellschaft der
Gewerkschaften AG
Managing Director of IG Bergbau, Chemie, Energie (IGBCE)
				Member of the Parliament (SPD) of the German Federal State of Nordrhein-Westfalen

Jean-Marc Bruel Born on February 18, 1936 6,487 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004	Chairman of the Fondation Villette-Entreprise, Firmenich Director of V.E.V. S.A., Ecole Centrale (Paris), Institut Curie, Rhodia
Alain Dorbais Born on March 4, 1949 10 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006	Representative of employee interests Secretary of the European Works Council of Aventis, of the relationship FCE-CFDT of Aventis
Martin Frühauf Born on May 21, 1933 542 Aventis Ordinary Shares*	Member of the Supervisory Board Chairman of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004	Attorney-at-Law Member of the Board of Directors of Landesbank Hessen-Thüringen
Serge Kampf Born on October 13, 1934 2,100 Aventis Ordinary Shares*	Member of the Supervisory Board Chairman of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004
Chairman of the Board of Directors and CEO of Cap Gemini S.A. Cap Gemini Service S.A., Cap Sogeti S.A., Cap Sogeti Com S.A.
Chairman of Cap Gemini (Suisse) S.A.
Director of Cap Gemini France S.A., Cap Gemini Telecom S.A., Cap Gemini Gouvieux S.A., Cap Gemini America Inc (USA), Cap Gemini UK - PLC
Permanent representative of Cap Gemini S.A. on the Board of Cap Gemini Université S.A.
				Managing Director of Cap Gemini Europe BV, Cap Gemini Benelux BV
Hubert Markl Born on August 17, 1938 100 Aventis Ordinary Shares*	Member of the Supervisory Board	December 15, 1999	2004	Professor of Biology, Member of the Supervisory Board of BMW AG, Royal Dutch Shell, Münchener Rückversicherungs-Gesellschaft

Günter Metz Born on April 29, 1935 2,026 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Nomination and Compensation Committee	December 15, 1999 December 15, 1999	2004 2004	Chairman of the Supervisory Board of Celanese AG Member of the Supervisory Board of Zürich Beteiligungs AG
Christian Neveu Born on August 19, 1944 43 Aventis Ordinary Shares*	Member of the Supervisory Board	May 21, 2001	2006	Representative of employee interests Coordinator of French Union CGT for the Aventis Group
Didier Pineau-Valencienne Born on March 21, 1931 12,800 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004
Honorary Chairman of Schneider Electric S.A and of Square D
Vice-President of Credit Suisse First Boston
Member of the Supervisory Board of Lagardere
Director of Afep, Fleury Michon SA, Pernod Ricard, Wendel Investissement SA
Seham Razzouqi Born on March 17, 1950 200 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004
Managing Director, Finance, Administration and International Relations of Kuwait Petroleum Corporation
Delegated Governor of Kuwait to OPEC
Member of the Board of Director of Kuwait Petroleum Corporation, Petrochemical Resources Holding BV
Member of the Kuwait Public Authority for Industry, Public Authority for Applied Education and Training

Michel Renault Born on June 23, 1937 100 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Finance and Audit Committee	December 15, 1999 December 15, 1999	2004 2004
Chairman of the "Conseil de Direction" of Groupement des Cartes Bancaires Chairman of the Supervisory Board of D.M.C. S.A.
Chairman of the College of «Associés Gérants» of ARJIL & Associés Banque (Lagardère Group)
				Director of Groupe FLO, Bollore Investissement (Groupe Bollore), V.E.V. S.A.
Hans-Jürgen Schinzler Born on October 12, 1940 1 Aventis Ordinary Share*	Member of the Supervisory Board	December 15, 1999	2004
Member of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft
Vice Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG
				Member of the Supervisory Board of Deutsche Telekom AG, Metro AG
Marc Viénot Born on November 1, 1928 2,520 Aventis Ordinary Shares*	Member of the Supervisory Board Member of the Strategy Committee	December 15, 1999 May 14, 2002	2004 2004	Honory Chairman of Société Générale Director of Afep, Alcatel Alsthom, Ciments Français, Société Générale, Société Générale Marocaine de banque

*
Number of Aventis shares held in sole property.

Committees of the Supervisory Board

        The Supervisory Board created within itself three specialized committees, the Strategy Committee, the Finance and Audit Committee, the Nomination and Compensation Committee and determined their membership and responsibilities. The role of those committees is to study and prepare certain proceedings of the Supervisory Board. Within their field of competence, they make proposals and recommendations and they provide opinions, as the case may be.

  The Strategy Committee

Members:	Jürgen Dormann (Chairman) Jean-René Fourtou Marc Viénot

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

        The Strategy Committee held five meetings in 2003 with an attendance rate of 100%. It reviewed and discussed an extensive analysis, prepared by the Management Board, of the current and anticipated future trends in the global pharmaceutical industry and its regulatory and economic environment, the competitive position of Aventis, and the opportunities and risks we are facing. In conclusion the Committee approved the strategy proposed for Aventis by the Management Board on the basis of a series of scenarios and options on how to respond to these factors and to secure growth and value creation.

        The Committee also reviewed the first results of the ongoing development of the Aventis Disease Area Strategy, which is aimed at building and securing competitive leadership positions for Aventis in market segments that are believed to remain highly attractive also in future because of large unmet medical needs and emerging new therapeutic approaches. Strategies were presented for oncology, diabetes, and vaccines, and consolidated recommendations for all core disease areas will be reviewed in 2004.

        Another focus was the progress of the Aventis pipeline in 2003 and measures taken by the DI&A leadership team to further improve productivity and innovation quality.

  The Finance and Audit Committee

Members:	Martin Frühauf (Chairman) Didier Pineau-Valencienne Seham Razzouqi Michel Renault

        The authority and responsibilities of the Committee are defined in the Internal Rules of the Finance and Audit Committee as follows:

        The Committee may investigate any matter brought to its attention and shall have direct, independent and confidential access to the independent auditors and the company's corporate officers, management, books, and records. The Committee may — after prior notice to the Management Board and in consultation with the Chairman of the Supervisory Board — initiate at the expense of the company any analysis by external experts.

        The Committee examines the company's annual and interim financial statements before they are presented to the Supervisory Board, as well as the financial documents published by the company upon the closing of each reporting period. The Committee shall review the annual financial statements with management and the independent auditors, as it deems appropriate, to determine that the financial disclosure and content of the financial statements to be presented to the shareholders is satisfactory, both to the Committee and to the independent auditors.

        The Committee shall be informed of the accounting rules applicable within the Aventis Group. It shall examine any proposed changes in the accounting standards or modifications of accounting methods and in particular shall keep itself informed concerning accounting methods and standards at the national and international levels.

        The Committee participates in the review of the analysis of reports of external and internal auditors as does the Strategic Risk Officer.

Responsibilities relating to independent auditors

        The Committee is responsible for establishing the selection process and endorsing the choice of the independent auditors of the company and, to the extent required by law, of the companies directly or indirectly controlled by the company and will make a recommendation for the election of the independent auditors by the General Meeting of Shareholders. Any removal of the independent auditors shall be subject to prior review by the Committee. The "Autorité des marchés financiers" (French Stock Exchange Authority) is informed by the Committee of any proposal of nomination, renewal or dismissal of an independent auditor and can make any observation it deems appropriate. Such observations are publicly revealed in accordance with applicable laws and regulations. The Committee shall interview the independent auditors periodically and act to resolve any disagreements with management regarding financial reporting.

        The Committee shall verify that the auditors are independent and evaluate their qualifications. At least annually, the Committee shall obtain and review a report by the independent auditor describing:

    •
    the independent auditor's own internal quality-control procedures;

    •
    any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, in relation to one or more independent audits carried out by the independent auditor, and

    •
    any steps taken to deal with any such issues; and

    •
    in order to assess the auditor's independence, all relationships between the independent auditor and Aventis, including fees paid by the Aventis Group to employees of the independent auditors for audit and non-audit services.

        The Committee shall be responsible for policies concerning the hiring of any employees or former employees of its independent auditors.

        The Committee shall be responsible for reviewing and endorsing the independent auditors' adequate remuneration for the audit. It shall examine and approve in their presence their audit plan, the results of their audits, any changes in the scope of their audit plan, their recommendations and the action taken upon those recommendations. It shall ensure that consistent principles are applied in all companies of the Aventis Group.

Pre-approval of additional audit and permitted non-audit services

        The Committee alone is responsible for pre-approving the engagement of external auditors for additional audit services and permitted non-audit services. The Committee will put in place procedures for the "pre-approval" of audit and non-audit services and shall ensure that they are applied on the following basis: within a pre-determined list of permitted services, the following thresholds would apply: up to € 150 000 per engagement, a general pre-approval by the Committee may be given at the beginning of each year in the form of an authorized service plan; up to € 300 000, the chairman of the Committee may pre-approve on behalf of the Committee; and above € 300 000 will require pre-approval by the entire Committee. All activities will be reported to the Committee and the Supervisory Board on a regular basis and the overall process will be subject to periodic audits.

Financial transactions of significant importance and guarantees

        The Committee shall be involved in examining any contemplated financial transactions of significant importance for the Group.

        The Committee shall examine and issue an opinion on any of the following proposals made by the Management Board:

    •
    Issuance of instruments giving direct or indirect access to the equity capital of the company;

    •
    Stock repurchase programs;

    •
    Financing transactions that are likely to substantially alter the financial structure of the company;

    •
    Appropriation of earnings and dividend policy;

    •
    Any project for the development of employee shareholdings.

        The Committee shall examine and issue an opinion on any proposed pledge of security, surety, grant of endorsements or guarantees in favour of third parties in amounts exceeding the powers delegated to the Management Board by the Supervisory Board.

Internal controls

        The Committee shall review with the external auditors, the Group's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. The Committee shall advise the Supervisory Board and members of management in the preparation of any internal control reports required under French and U.S. law.

Risk Management and Audit Function

        The Committee shall examine the Risk Management organization as well as audit programs, objectives and findings of the Strategic Risk Officer and of the central Aventis audit function as well as the reports provided by other internal Aventis audit teams or by external firms engaged for audits. It shall comment upon the relevance and quality of the methods and procedures used. It shall define and then direct the auditors' work. It shall submit the results of its activities and their consequences to the Supervisory Board.

        The Head of the Audit Department and the Strategic Risk Officer, each of whom has a direct functional reporting line to the Chairman of the Management Board, provides the Chairman of the Finance and Audit Committee with the same information relative to audit and risk management, respectively, on a permanent basis.

        The Committee may request at any time a report from the Management Board, the independent auditors, the Head of the central Aventis Audit Function or from the Strategic Risk Officer on the risk exposure of the Aventis Group.

        The Committee may request the performance of any internal or external audit or other action on any issue it considers relevant to its mission at the Committee's own discretion, direction and responsibility; in such case the Chairman of the Committee shall inform the Chairman of the Supervisory Board and the Chairman of the Management Board. The Chairman of the Management Board may request a formal decision of the Supervisory Board on the performance of the requested actions.

Code of Ethics

        The Committee shall ensure that the company has implemented and disclosed a Code of Ethics covering the Chief Executive Officer, the Chief Financial Officer and principal accounting officers or controllers, or persons performing similar functions. The Committee shall be informed of any infringement of the Code of Ethics and will engage any appropriate action, as defined by such a code.

Procedures to handle complaints

        The Committee shall ensure that appropriate procedures are put in place (i) for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and (ii) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or potential violations of law, so that such concerns may be brought to the attention of the Committee.

        The Committee held regular five meetings in 2003, with an attendance rate of 100%, always in connection with the meetings of the Supervisory Board to which it reported on a regular basis and made proposals and recommendations. In addition the Committee held two separate meetings (with no member of the Management Board present): one with the statutory auditors and one only dedicated to discuss the impact of new Corporate Governance rules.

        During the five regular meetings of the Committee in 2003, the management was regularly represented by the Chairman of the Management Board, Chief Financial Officer, Head of Corporate Internal Auditing, Head of Corporate Controlling, Group General Counsel, Head of Risk Management as well as by the Head of Corporate Treasury. In the first meeting of the year, representatives of the independent auditors PricewaterhouseCoopers Audit SA and RSM Salustro Reydel were present and gave their reports on the year 2002.

        On the basis of all necessary documentation distributed in a timely fashion prior to the meetings, the Committee discussed during the year 2003 the following major items:

    •
    Aventis financial statements and annual report including the auditors' report for the fiscal year 2002, including questions about pro forma, off-balance sheet items and non-consolidated companies,

    •
    Proposed resolutions to the Annual General Meeting of Shareholders in April 2003,

    •
    Aventis financials 2003 on a quarterly, half-year and full-year basis,

    •
    Company budgets and objectives, business plan, productivity enhancement initiative,

    •
    Update on various divestitures or reorganizations, i.e. Aventis Behring, Messer, Wacker, DyStar,

    •
    Financing topics, i.e. Eurobond/EMTN renewal; review of possible issuance of convertible bond; share buybacks; debt evolution,

    •
    Special items, i.e. status of Rhodia/Clariant exchangeable bonds including the tender offer for the Rhodia exchangeable bonds; dividend recommendation; contingencies and litigation in particular concerning vitamins and methionine; stock options and equity based compensation; launch of the employee stock purchase program (Horizon 2003); rating agency actions; consideration of fraud in the financial statement audit,

    •
    Renewal of the authorizations to be given to the Management Board, i.e. guarantees and similar undertakings,

    •
    Insurance: update on StarLink; product and general liability; Directors and Officers liability; property and business interruption insurance,

    •
    Pension funding in Germany,

    •
    Enterprise Risk Management,

    •
    Update on internal audit activities (follow-up on implementation of audit recommendations; approval of audit plan; review of audit activity and reports),

    •
    Corporate Governance topics in connection with new U.S., French and German rules and recommendations, e.g. independence of directors; mandates for non-audit services and recommendations for the year 2003; complaint channel and procedures; procedure for auditor engagements; independence of auditors and no improper influence; procedures for "Pre-approval" of audit and non-audit services; internal control procedures.

        The Committee felt that management provided detailed and timely written and oral information on the issues and projects of significant importance falling within its competence. This information — in connection with the reports by the independent and internal auditors — enabled the Committee to fulfill its duties and mission and to give appropriate comments and recommendations to the full Supervisory Board.

  The Nomination and Compensation Committee

Members:	Serge Kampf (Chairman) Jean-Marc Bruel Günter Metz

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

    •
    The assessment and the development of succession plans for the Management Board members and for the top two management levels, with the assistance of external experts in Human Resources.

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

    •
    The talent management program.

        The Nomination and Compensation Committee held five meetings in 2003 with an attendance rate of 90%.

        In 2003, the Nomination and Compensation Committee worked on the following subjects:

    •
    Determination of the variable part of the 2002 compensation of the Management Board members. As in previous years, common 2002 objectives linked to the Group's performance, also relating to pharma industry competitors e.g. Aventis share price evolution, earnings per share, strategic action plans were determined at the beginning of 2002. In addition, specific objectives were set for each Management Board member. At the beginning of 2003, the Committee reviewed the results and proposed to the Supervisory Board a recommendation for 2002. At the same time, a set of proposed objectives for each Management Board member was recommended for 2003.

    •
    2003 compensation of Management Board members. As in the previous years, the Committee reviewed a market analysis prepared by an outside compensation consulting company, reviewed the compensation of each Management Board member and made recommendations to the Supervisory Board.

    •
    Review of 2002 professional expenses of the Management Board members.

    •
    Review of the Talent Management program. A review was organized with the dual aim of checking if the present incumbents of key positions of the Group have the necessary competencies and checking if the company has mid-term a sufficient number of potential successors.

    •
    Stock option December 2003 grant. The Aventis long-term incentives policy is to attract and retain quality managers in an industry where long-term incentives are used widely. Based upon market surveys conducted by an outside consulting company, the Committee reviewed the December 2003 plan and recommended to the Supervisory Board to continue to grant stock options.

    •
    Governance. The Committee examined and made proposals for the governance of the company, which will be proposed for the approval of the shareholders during the next General Meeting of Shareholders.

Compensation

        Compensation of Aventis management includes a fixed portion and a variable portion based on the company's performance objectives and on individual targets. The main criteria taken into account for the variable portion are the achievement of the key financial yearly objectives (sales growth, earnings per share (EPS), cash flow, inter alia), share price, R&D achievements as well as specific personal objectives for each Management Board member.

        The amount of fees distributed to the Supervisory Board members comprises a fixed portion and a variable portion, which is calculated to take into account participation in Board meetings and some specific committees. A fixed sum is paid to the Chairman and Vice Chairman of the Supervisory Board.

        The aggregate total gross compensation (fees, benefits in kind, pension distributions) of the present Supervisory Board members (16 people) paid in 2003 (January 1, 2003 to December 31, 2003) by Aventis and by the controlled companies amounted to € 3 773 693 (€ 1 448 375 fees and € 2 290 318 pension distributions). The table below breaks down individual compensation by principal category.

Name		Fees		Pension distributions		Total Gross Compensation
Jürgen Dormann(2)	2003 2002	€ €	195,900 96,600	€ €	1,445,648 898,137	€ €	1,651,548 994,737
Jean-René Fourtou(2)	2003 2002	€ €	147,475 71,900		0 0	€ €	147,475 71,900
Joachim Betz(1)	2003 2002	€ €	70,000 70,000		0 0	€ €	70,000 70,000
Werner Bischoff(1)	2003 2002	€ €	70,000 65,000		0 0	€ €	70,000 65,000
Jean-Marc Bruel	2003 2002	€ €	85,000 91,000	€ €	342,274 336,448	€ €	427,274 426,448
Alain Dorbais(1)	2003 2002	€ €	70,000 70,000		0 0	€ €	70,000 70,000
Martin Frühauf	2003 2002	€ €	105,000 95,000	€ €	235,732 232,896	€ €	340,732 327,896
Serge Kampf	2003 2002	€ €	90,000 105,000		0 0	€ €	90,000 105,000
Hubert Markl	2003 2002	€ €	74,000 72,000		0 0	€ €	74,000 72,000
Günter Metz	2003 2002	€ €	85,000 91,000	€ €	256,664 253,612	€ €	341,664 344,612
Christian Neveu(1)	2003 2002	€ €	70,000 70,000		0 0	€ €	70,000 70,000
Didier Pineau-Valencienne	2003 2002	€ €	91,000 82,000		0 0	€ €	91,000 82,000
Seham Razzouqi	2003 2002	€ €	92,000 88,000		0 0	€ €	92,000 88,000
Michel Renault	2003 2002	€ €	88,000 82,000		0 0	€ €	88,000 82,000
Hans-Jürgen Schinzler	2003 2002	€ €	70,000 65,000		0 0	€ €	70,000 65,000
Marc Viénot	2003 2002	€ €	80,000 85,500		0 0	€ €	80,000 85,500

(1)
Legal representative of employee interests.
(2)
Starting from their appointment of member of the Supervisory Board on May 14, 2002.

  •
  Not included in the amounts indicated above were some exceptional items regarding gains on exercises of stock appreciation rights (such exercises are detailed in "Stock Option Plans" below).

  •
  With the exception of three legal representatives of employee interests, the Supervisory Board members are not employees of the company.

        The aggregate total gross compensation (fixed, variable components, fees and benefits in kind) of the present Management Board members (seven people) paid in 2003 (January 1, 2003 to December 31, 2003) by Aventis and by the controlled companies amounted to € 10 243 380. The table below breaks down individual compensation by principal category. 2003 and 2002 compensation is not comparable for Management Board members appointed part way through 2002 (May 14, 2002).

Name		Fixed part received in the calendar year		Variable part received in the calendar year(1)		Benefits in kind received in the calendar year		Total Gross Compensation received in the calendar year
Igor Landau	2003 2002	€ €	1,200,000 906,250	€ €	1,564,500 1,093,974	€ €	14,427 7,180	€ €	2,778,927 2,007,404
Patrick Langlois	2003 2002	€ €	750,000 613,958	€ €	674,100 654,333	€ €	8,650 5,206	€ €	1,432,750 1,273,497
Richard J. Markham	2003 2002	U.S.$ U.S.$	1,146,000 1,093,750	U.S.$ U.S.$	1,194,007 1,344,725	U.S.$ U.S.$	12,971 38,866	U.S.$ U.S.$	2,352,978 2,477,341
Frank Douglas	2003 2002	U.S.$ U.S.$	741,500 708,094	U.S.$ U.S.$	536,853 629,960	U.S.$ U.S.$	55,853 45,051	U.S.$ U.S.$	1,333,867 1,383,105
Heinz-Werner Meier	2003 2002	€ €	481,200 385,416	€ €	248,472 197,689	€ €	7,722 4,317	€ €	737,394 587,422
Dirk Oldenburg	2003 2002	€ €	531,200 437,287	€ €	289,867 275,423	€ €	10,095 731	€ €	831,162 713,441
Thierry Soursac	2003 2002	U.S.$ U.S.$	879,800 814,762	U.S.$ U.S.$	482,068 554,700		– –	U.S.$ U.S.$	1,361,868 1,369,462

(1)
The variable part relates to the previous-year performance.

Stock Option Plans

        Our stock options policy aims to be competitive with the leading companies in the pharmaceutical industry. It is necessary to issue stock options in order to recruit, retain and motivate the managers needed to ensure the development of our company.

        Under the last option plan issued by Aventis on December 2, 2003, a total of 10,232,797 options to subscribe a total of 10,232,797 Aventis ordinary shares were granted at a price of € 47.52 to 8,698 participants.

        The options granted in 2003 to the present Management Board members were: Igor Landau 300,000, Patrick Langlois 150,000, Richard J. Markham 150,000, Frank Douglas 75,000, Heinz-Werner Meier 50,000, Dirk Oldenburg 50,000, and Thierry Soursac 75,000. Each option of the December 2, 2003 plan gives the right to subscribe one Aventis ordinary share at an exercise price of € 47.52 until December 2, 2013.

        As of December 31, 2003 the present members of our Management Board held a total of 4,235,980 options and the present members of our Supervisory Board held a total of 3,658,000 options.

        Also in 2003, a group of 32 managers received a total of 936,060 options to subscribe 936,060 Aventis ordinary shares at an average price of € 47.52. This corresponds to the ten highest levels of grant allocated in 2003 to managers who are not Board members.

        In 2003, the present Management Board and the present Supervisory Board members did not exercise any options.

        In addition, the ten beneficiaries (non-members of the Supervisory Board or of the Management Board) who realized the largest exercises in 2003 exercised a total of 458,388 options at an average exercise price of € 31.40.

        The main characteristics of these option plans are described in the table below:

Date of Board Grant	April 22, 1994	February 7, 1995	December 14, 1995	December 17, 1996	December 16, 1997
Date of Annual General Meeting of Shareholders Authorization	April 22, 1994	April 22, 1994	April 13, 1995	April 13, 1995	April 23, 1997
Number of options initially granted	1,150,000	1,150,000	1,500,000	1,750,000	3,572,000
– Number of beneficiaries	150	256	295	350	4,106
– Number of shares to be subscribed by
– Directors	–	–	–	–	210,000
– Number of Directors	–	–	–	–	4
Vesting Date(1)	April 22, 1997	February 7, 1998	December 14, 1998	January 6, 2000	January 6, 2001
Expiration Date	April 21, 2004	February 7, 2005	December 14, 2005	December 17, 2006	December 16, 2007
Total number of options exercised as of December 31, 2003	1,015,000	992,020	1,135,772	1,019,460	1,061,283
Total number of ordinary shares subject to options as of December 31, 2003	28,000	95,730	278,128	681,540	2,064,210
Discount in relation to the reference price	10%	10%	5%	5%	5%
Exercise price in €	19.81	17.66	15.40	23.53	37.75
Date of Board Grant	December 15, 1998	December 15, 1999	May 11, 2000	November 14, 2000	March 29, 2001
Date of Annual General Meeting of Shareholders Authorization	April 23, 1997	May 26, 1999	May 26, 1999	May 24, 2000	May 24, 2000
Number of options initially granted	5,428,000	5,035,005	747,727	11,897,705	521,500
– Number of beneficiaries	4,570	5,916	479	7,123	81
– Number of shares to be subscribed by
– Directors	763,966	631,500	–	2,090,600	–
– Number of Directors	4	7	–	10	–
Vesting Date(1)	January 6, 2002	January 6, 2003	May 11, 2003	November 15, 2003	March 30, 2004
Expiration Date	December 15, 2008	December 15, 2009	May 11, 2010	November 14, 2010	March 29, 2011
Total number of options exercised as of December 31, 2003	629,733	104,960	540	1,800	–
Total number of ordinary shares subject to options as of December 31, 2003	4,071,572	4,572,004	697,907	10,623,118	495,050
Discount in relation to the reference price	5%	5%	5%	5%	5%
Exercise price in €	40.08	58.75	58.29	79.75	80.94
Date of Board Grant	November 7, 2001	March 6, 2002	November 12, 2002	December 2, 2003
Date of Annual General Meeting of Shareholders Authorization	May 24, 2000	May 24, 2000	May 14, 2002	May 14, 2002
Number of options initially granted	11,392,710	1,000,000	10,030,908	10,232,797
– Number of beneficiaries	8,973	2	8,699	8,698
– Number of shares to be subscribed by
– Directors	1,351,200	1,000,000	850,800	850,800
– Number of Directors	10	2	8	8
Vesting Date(1)	November 8, 2004	March 7, 2005	November 13, 2005	December 3, 2006
Expiration Date	November 7, 2011	March 6, 2012	November 12, 2012	December 2, 2013
Total number of options exercised as of December 31, 2003	–	–	–	–
Total number of ordinary shares subject to options as of December 31, 2003	10,201,815	1,000,000	9,595,413	10,232,797
Discount in relation to the reference price	–	–	–	–
Exercise price in €	83.81	81.97	60.27	47.52

(1)
Normal vesting date, except specific exercising conditions.

        In 1997, in connection with the acquisition of the remaining minority interest in Rhône-Poulenc Rorer Inc., certain officers of the Group received from Rhône-Poulenc Rorer Inc. options to purchase Aventis ordinary shares in exchange for previously existing options to purchase shares of Rhône-Poulenc Rorer Inc., (as former members of the management of Rhône-Poulenc). As of December 31, 2003, a total of 1,546,276 non-exercised options to purchase Aventis ordinary shares were outstanding (average exercise price $24.73 and average remaining duration of 25.4 months).

        Due to the formation of Aventis, participants in the Hoechst Group stock option continuity plan of 1998 and 1999 were offered options to purchase Aventis shares or an immediate cash-out (1998 plan only). The plan of September 30, 1998 expired on September 30, 2003 and has no outstanding options as of December 31, 2003.As of December 31, 2003, a total of 1,708,551 non-exercised options to purchase Aventis ordinary shares were outstanding and this relates to the plan of September 1999 (exercise price € 48.43; expiration on September 7, 2009).

        As of December 31, 2003, a total of 57,892,111 options to subscribe or to purchase 57,892,111 Aventis ordinary shares were outstanding, of which 26,367,036 were exercisable. The exercise of all outstanding options on December 31, 2003, would trigger the issuance of 54,637,284 new Aventis ordinary shares (Subscription options issued by Aventis Holding).

Other Stock-Based Compensation Plans

        Since 1997, several stock appreciation rights plans were issued within Hoechst. As of December 31, 2002, the number of outstanding stock appreciation rights amounted to 237,241 at a weighted-average exercise price of € 42.01 and with a weighted-average remaining contractual life of nine months. The last stock appreciation right plan expired on September 30, 2003. As of December 31, 2003 no stock appreciation rights are outstanding.

Global Employee Stock Purchase Program

        As part of our global employee stock ownership program, in summer 2003 we launched a plan called "Horizon 2003," which was authorized by Aventis shareholders at the Annual General Meeting of Shareholders on April 17, 2003. Aventis employees were entitled to purchase shares at the subscription price of € 38.80, up to a limit of 25% of their annual salary. Approximately 6,513 associates worldwide, or 9.8% of the staff eligible to participate, purchased 2.5 million newly issued shares under the plan, representing a total value of € 100 million.

        Aventis employees currently own approximately 3.5% of the company's outstanding shares. Aventis is part of the "SAM Employee Ownership Index," which was created in May 2001 and includes the leading European companies in terms of employee ownership.

Share Ownership

        The table below lists as of March 1, 2004, the total number of shares owned by the members of the Supervisory Board and the Management Board.

Identity of person or group	Shares	Percent of class	Stock options
Members of the Supervisory Board, and Management Board (23 people)	73,313	0.01%	7,748,866

        The individual amounts held by any member of this group is less than 1% of the Aventis share capital, including any shares held indirectly and assuming exercise of their options.

        For additional information with respect to our employees, we refer you to our Sustainability Report found at Exhibit 99.1 of this report, pages 43 to 45 of which we incorporate by reference.

Item 7.    Major Shareholders and Related-Party Transactions

Major Shareholders

        The voting share capital of Aventis consists of ordinary shares. As of December 31, 2003, there were 802,292,807 ordinary shares outstanding, each share entitling the holder to one voting right. None of our shareholders benefits from special voting rights. Also as of December 31, 2003, there were 41,794,491 Depositary Shares issued and outstanding, representing approximately 5.21% of our share capital. In addition, based on reports filed with the U.S. Securities and Exchange Commission on Form 13F, we believe that at least 3.9% of our share capital was held by 127 U.S. institutional investment firms as of December 31, 2003.

        Under current French company law and the By-Laws of Aventis, there are no limitations on the right of non-resident or non-French persons to own or, where applicable, vote the ordinary shares, the Participating Share Series A (PSSAs) or preference shares (and the guarantee issued by Aventis with respect thereto).

        A French law dated February 14, 1996, abolished the requirement that a person who is not a resident of the European Union must obtain an authorization (autorisation préalable) prior to acquiring a controlling interest in a French company. However, pursuant to Decree No. 2003-196 of March 7, 2003, the acquirer/investor must file an administrative notice (déclaration administrative) with French authorities in connection with certain direct or indirect foreign investments in any French company. Such déclaration administrative must also be filed in connection with certain investments made by a French company under foreign control. Ownership of more than 33.33% of a French company's share capital or voting rights is, for instance, regarded as a direct investment subject to a déclaration administrative.

        The table below sets forth, to the best of our knowledge, as of December 31, 2003, the number of ordinary shares and voting rights held by holders of more than 5% of Aventis ordinary shares, the public and the group:

Shareholders	Number of shares	% of total	Number of voting rights(3)	% of total
Group Kuwait Petroleum(1)	108,027,006	13.5%	108,027,006	13.9%
Public(2)	671,410,583	83.7%	671,410,583	86.1%
Aventis	22,855,218	2.8%	–	–
Total	802,292,807	100%	779,437,589	100%

(1)
The percentage of share ownership of Group Kuwait Petroleum as of December 31, 2002 and December 31, 2001 was 13.5% and 13.6% respectively.
(2)
Including shares owned by employees.
(3)
One voting right is attached to each share. The company may not exercise the voting rights attached to its own shares.

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

        Dividends paid to U.S. holders of Share-ADSs or ordinary shares who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S./France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. Certain U.S. holders of Share-ADSs or ordinary shares who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, less applicable French withholding tax at a rate of 15%. The French avoir fiscal is generally equal to 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime or 10% of the dividends paid for the other shareholders. Payment equivalent to the French avoir fiscal, less applicable French withholding tax, will generally be made by the French State only following receipt of a claim for such payment and, in any event, not before January 15 of the year following the calendar year in which the dividend is paid. Certain U.S. tax-exempt holders of Share-ADSs or ordinary shares will be entitled only to partial payments of the French avoir fiscal. See "Item 10. Additional Information" for a summary of these and other French and U.S. tax consequences to holders of Share-ADSs or ordinary shares. Holders of Share-ADSs or ordinary shares should consult their own tax advisors with respect to the tax consequences of an investment in the Share-ADSs or ordinary shares.

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

Year to which dividend relates	Dividend per Share- ADS(1)	Dividend per Share-ADS including avoir fiscal(1)(2)	Dividend per Ordinary Share	Dividend per Ordinary Share including avoir fiscal(2)	Net income per Ordinary Share	Pay-out ratio(3)
2002	$0.82	$1.230	€ 0.70	€ 1.050	€ 2.64	27%
2001	$0.55	$0.825	€ 0.58	€ 0.870	€ 1.91	30%
2000	$0.44	$0.660	€ 0.50	€ 0.750	€ (0.19)	(* )
1999	$0.43	$0.645	€ 0.45	€ 0.675	€ (2.49)	(* )
1998	$0.64	$0.96	FF4.00	FF6.00	FF11.48	35%

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
(*)
Not applicable.

        A proposal for dividend distribution will be submitted for approval to the shareholders at the next Annual General Meeting.

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

Year to which annual payment relates	Annual payment per PSSA	Annual payment per PSSA-ADS
2002	€ 5.3434	$1.5118
2001	€ 4.6234	$1.1312
2000	€ 4.1434	$0.9305
1999	€ 3.8434	$0.8692
1998	FF 31.50	$1.2687

Information on Legal or Arbitration Proceedings

        In addition to the legal proceedings described below and in Note 25 to the Aventis Consolidated Financial Statements which we incorporate herein by reference, we are involved from time to time in a number of legal proceedings incidental to the normal conduct of our business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment.

        Management does not believe, based on current information, accrued reserves and existing insurance policies, that any of these legal proceedings would have a material adverse effect on the business, financial condition of results of operations of Aventis if determined adversely. However, there can be no assurance that such proceedings will not have a material adverse effect on the financial condition and the results of operations of Aventis.

  (i) Products

Allegra Marketing Status

        A majority of the members of a joint Advisory Committee of the FDA recommended in May 2001 that Allegra and two competing drugs be "switched" from prescription to over-the-counter (OTC) status. Since that date, the manufacturer of one of the two competing drugs has voluntarily switched its drug to OTC status. The FDA has not acted publicly on the Advisory Committee's recommendation with respect to Allegra and it is not possible to predict what action, if any, the FDA might take in response to the Advisory Committee recommendation.

  (ii) Patents

Allegra Litigation

        In June 2001 Aventis Pharmaceuticals Inc. (API) was notified that Barr Laboratories Inc. ("Barr") filed an Abbreviated New drug Application (ANDA) with the FDA seeking approval to market a generic version of Allegra 60 mg capsules in the United States and challenging certain of API's patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that marketing of Allegra by Barr prior to the expiration of certain Aventis patents would constitute infringement of those patents. API subsequently received similar ANDA notifications from Barr and five additional generic companies relating variously to Allegra 30 mg, 60 mg and 180 mg tablets and Allegra-D. In each case, API has filed additional patent infringement lawsuits against the generic companies. All of the Allegra patent infringement suits are pending in the U.S. District Court for New Jersey. Trial has been scheduled for September 2004. In September 2003, API received notice that Dr. Reddy's Pharmaceuticals ("Dr. Reddy's") filed a Section 505(b)(2) application with the FDA, the exact nature of which was not disclosed. A section 505(b)(2) application may be used to seek approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug and over-the-counter versions of prescription drugs. In October 2003, API filed a patent infringement lawsuit in U.S. District Court in New Jersey against Dr. Reddy's.

DDAVP Litigation

        In November 2002 API was notified by Barr Laboratories ("Barr") that Barr was seeking approval from the FDA to market a generic version of DDAVP tablets and was challenging certain patents covering DDAVP that are exclusively licensed to API by Ferring B.V. ("Ferring"). In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. District Court in the Southern District of New York claiming that marketing of a generic version of DDAVP by Barr prior to the expiration of a certain Ferring patent would constitute infringement of that patent. The patent infringement suit is ongoing with a trial date of May 2004. In July 2003, API was notified by Novex Pharma ("Novex") that Novex was seeking approval from the FDA to market a generic version of DDAVP nasal solution and was challenging certain patents covering DDAVP that are exclusively licensed to API by Ferring. In August 2003, API and Ferring brought a patent infringement lawsuit against Novex in U.S. District Court in New Jersey claiming that marketing of a generic version of DDAVP nasal solution by Novex prior to the expiration of a certain Ferring patent would constitute infringement of that patent. The patent infringement suit is ongoing.

Lovenox Reissue/Generic Filing

        In the U.S., two patents related to Lovenox are currently listed in the FDA publication entitled "Approved Drug Products with Therapeutic Equivalence Evaluation," commonly known as the "Orange Book." These two patents are U.S. Patent No. 4,692,435 (" '435 patent") which expires December 24, 2004 and U.S. Patent No. 5,389,618 (" '618 patent") which expires February 14, 2012. In May 2003, Aventis Pharma S.A. filed an application with the U.S. Patent & Trademark Office for the reissuance of the '618 patent. A reissue patent application is typically used to seek modifications to the specification of a granted patent. The '618 patent will remain in force during the reissue proceeding. If the patent is approved, Aventis believes that the '618 patent could be reissued in an amended version prior to year-end 2004. In June 2003 API received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for generic versions of Lovenox and are challenging the '618 patent. Subsequently, Amphastar also challenged the '435 patent. API brought a patent infringement suit against both Amphastar and Teva in U.S. District Court (central district of California), and trial has been set for April 2005.

Ramipril Canada

        In February 2003, API was notified of a filing by Pharmascience of an Abbreviated New Drug Submission seeking approval to market in Canada a generic version of ramipril 1.25 mg, 2.5 mg, 5 mg, and 10 mg capsules for the treatment of hypertension. In March 2003 Aventis Pharma, Inc. (Canada) and Aventis Pharma Deutschland GmbH (Germany) brought a patent infringement proceeding against Pharmascience in Canada. Subsequently, additional proceedings were initiated due to a similar filing by Apotex. The proceedings are ongoing.

  (iii) Compliance

Class Action Suits—Pricing and Marketing Practices

        In connection with lawsuits involving API, and in some cases Aventis Behring, relating to whether sales of certain products to managed care organizations should have been included in "best price" calculations (see "Item 18. Consolidated Financial Statements—Note 25—Commitments and Contingencies—Legal and Arbitral Proceedings—Compliance—Class Action Suits—Pricing and Marketing Practices"), the defendants had filed motions to dismiss the amended consolidated complaint on August 1, 2003. On February 24, 2004, the court granted defendants' motion as to one count but denied it as to the remaining nine counts, allowing the lawsuits to proceed.

  (iv) Business Divestitures

Aventis CropScience

        In March 2004 Aventis and Bayer concluded a settlement agreement regarding a price adjustment in favor of Bayer amounting to € 327 million, calculated in accordance with the stock purchase agreement by which Aventis CropScience was sold to Bayer on June 3, 2002. This settlement has no material impact on the financial statements of Aventis for the year ended December 31, 2003. This settlement agreement resolves major issues between Aventis and Bayer relating to the sale of the Aventis CropScience business. However, a limited number of outstanding claims related to representations and warranties of a type usual in transactions of this kind remain unresolved (see "Item 18. Consolidated Financial Statements—Note 25—Commitments and Contingencies—Legal and Arbitral Proceedings—Contingencies Arising from Certain Business Divestitures—Aventis CropScience"). Aventis does not anticipate that their outcome will have a material income statement effect.

Item 9.    The Offer and Listing

Markets

  Aventis Ordinary Shares

        The ordinary shares of Aventis are traded through the Paris-based stock exchange Euronext Paris (formerly known as ParisBourse SBF S.A.) where the ordinary shares are listed on the Premier Marché. Aventis ordinary shares are also quoted on the Frankfurt Stock Exchange. In the United States, Aventis ordinary shares are traded in the form of American Depositary Shares ("Share-ADSs") issued by Citibank N.A., as depositary, each representing one ordinary share. The Share-ADSs are listed on the New York Stock Exchange (NYSE), where they are traded under the symbol "AVE."

        As of December 31, 2003, a total of 802,292,807 Aventis ordinary shares had been issued and were outstanding, of which 41,794,491 ordinary shares, or approximately 5.21%, were represented by Share-ADSs.

        Aventis ordinary shares are included in the CAC 40 Index, the principal index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Premier Marché of Euronext Paris. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indexes in France. Aventis ordinary shares are also included in the Dow Jones EURO STOXX 50 index.

        The table below lists, for the periods indicated, the reported high and low sales prices in euros for Aventis ordinary shares on Euronext Paris and the high and low sales prices in dollars for the Share-ADSs on the NYSE (Source: Bloomberg). For all periods prior to December 20, 1999, Aventis ordinary shares were traded under the name "Rhône-Poulenc" and the symbol "RP."

Calendar period	Paris Bourse price per share high	Paris Bourse price per share low	NYSE price per Share-ADS high	NYSE price per Share-ADS low
	€	€	$	$
Monthly
February 2004	63.35	59.45	80.58	75.50
January 2004	63.60	50.10	78.75	63.92
December 2003	53.00	48.06	66.60	58.00
November 2003	49.51	45.29	58.42	52.41
October 2003	47.42	44.12	55.30	51.95
September 2003	49.66	44.05	56.01	49.17
2003
First quarter	54.55	37.50	56.79	41.85
Second quarter	52.50	39.55	61.11	42.90
Third quarter	49.66	43.07	56.01	47.64
Fourth quarter	53.00	44.12	66.60	51.95
Full Year	54.55	37.50	66.60	41.85
2002
First quarter	85.95	74.10	74.21	66.04
Second quarter	80.25	62.75	72.06	62.59
Third quarter	72.90	47.60	71.29	48.00
Fourth quarter	64.95	49.60	62.08	51.07
Full Year	85.95	47.60	74.21	48.00
2001
First quarter	93.00	75.10	86.44	69.51
Second quarter	94.50	81.75	81.19	71.43
Third quarter	94.75	65.20	79.00	64.05
Fourth quarter	88.50	71.60	79.59	64.71
Full Year	94.75	65.20	86.44	64.05
2000
Full year	95.40	47.28	87.50	45.50
1999
Full year	68.60	39.21	68.56	43.38

  Stock Options

        At the end of 2003, a total of 57,892,111 stock options were outstanding, of which 26,367,036 options were exercisable. The exercise of all outstanding options would result in the creation of 54,637,284 new Aventis ordinary shares.

        These stock option plans are described in "Item 6. Directors, Senior Management and Employees — Stock Option Plans" and Note 31 of the Aventis Consolidated Financial Statements included at Item 18 of this Annual Report.

  Warrants

        In connection with two capital increases reserved for employees of the Group participating in the Group employees' savings plan, which took place in September 2002 ("Horizon 2002 Plan"; the prospectus of which was granted visa no02-686 by the Commission des opérations de bourse on June 6, 2002) and in December 2003 ("Horizon 2003 Plan"; the prospectus of which was granted visa no. 03-704 by the Commission des opérations de bourse on July 24, 2003), Aventis has issued shares with warrants for the benefit of certain German employees of the Group. The shares with warrants were subscribed for the benefit of these employees by employee mutual investment funds (fonds communs de placement d?entreprise or FCPE) "Aventis Deutschland 2002" and "Aventis Deutschland 2003". Following the issuance of these shares with warrants, the German employees of the Group held, as of December 31, 2003:

—
Through the FCPE "Aventis Deutschland 2002," 94,395 warrants for Aventis shares, with each of these warrants enabling its holder to subscribe one share of Aventis stock for € 75.70 upon the termination of the FCPE (April 1, 2007) or, upon the occurrence of an earlier triggering event (a public offer not being such a triggering event), on the business day following the valuation of the FCPE's net assets.

—
Through the FCPE "Aventis Deutschland 2003", 167,576 warrants for Aventis shares, with each of these warrants enabling its holder to subscribe one share of Aventis stock for € 45.64 upon the termination of the FCPE (April 1, 2008) or, upon the occurrence of an earlier triggering event (a public offer not being such a triggering event), on the business day following the valuation of the FCPE's net assets.

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

        In the first stage of the privatization of Rhône-Poulenc S.A. in March 1993, Rhône-Poulenc S.A. made a public offer to exchange ordinary shares for PSSAs at an exchange rate of one ordinary share for each PSSA and 4,659,714 PSSAs, representing 98.52% of all PSSAs outstanding, were tendered and accepted for exchange by Rhône-Poulenc S.A. and subsequently canceled. In March 1995, Rhône-Poulenc S.A. made a tender offer to purchase for cash all of the outstanding PSSA-ADSs at $18.40 net per PSSA-ADS. In the tender offer, 54,836 PSSAs, representing 78% of all PSSAs outstanding were tendered and accepted for payment by Rhône-Poulenc and subsequently canceled. As a result, following the tender offer, there were only 15,380 PSSAs outstanding. Due to their small number, the NYSE suspended the remaining PSSA-ADSs from trading on the NYSE on May 18, 1995, and removed them from listing on July 31, 1995. Since such time, we have repurchased another 12,084 PSSAs in private transactions, leaving only 3,296 PSSAs outstanding as of December 31, 2003, of which substantially all were represented by PSSA-ADSs. In view of the small number of PSSAs that remain outstanding, at some time in the future, Aventis intends to terminate the Deposit Agreement for the PSSA-ADSs and apply to the U.S. Securities and Exchange Commission to terminate registration of the PSSAs and the PSSA-ADSs under the Securities Exchange Act of 1934, as amended.

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

        The table below sets forth, for the periods indicated, the reported high and low sales prices for the Preference Shares on the NYSE.

	NYSE
Calendar period
	High	Low
	$	$
Monthly
February 2004	26.30	25.51
January 2004	25.88	25.39
December 2003	25.95	25.05
November 2003	25.88	25.30
October 2003	25.69	25.30
September 2003	25.74	25.10
2003
First quarter	25.90	25.12
Second quarter	25.63	24.96
Third quarter	25.74	25.07
Fourth quarter	25.95	25.05
Full year	25.95	24.96
2002
First quarter	26.40	25.10
Second quarter	26.12	25.15
Third quarter	26.00	25.00
Fourth quarter	26.00	25.10
Full year	26.40	25.00
2001
First quarter	25.53	24.06
Second quarter	25.45	24.90
Third quarter	26.15	24.75
Fourth quarter	26.15	25.08
Full year	26.15	24.06
2000
Full year	24.38	19.63
1999
Full year	27.13	19.00

Trading Practices and Procedures

  Euronext Paris

        On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the "SBF," the Amsterdam Exchanges and the Brussels Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Brussels Exchanges and the Amsterdam Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Euronext is comprised of Euronext Paris, Euronext Amsterdam and Euronext Brussels. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA ("Euronext Paris"). Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris' trading markets as well as the regulation of those markets.

        Securities approved for listing on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small- and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

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

        Securities listed on the Premier Marché are traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m (Paris time). From 5:30 p.m. to 5:40 p.m. (Paris time) (trading-at-last phase) transactions are executed at the closing price. Any trade of securities that occurs after the trading-at-last phase is effected at a price within a range of 1% around the closing price for that security.

        Shares listed on the Premier Marché of Euronext Paris are placed in one of two categories, continu or fixing, depending on their trading volume. Our ordinary shares are placed in the category known as continu, which includes the most actively traded securities.

        Euronext Paris may temporarily reserve trading in a security listed on the Premier Marché if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference base. Trading is suspended for a reservation period of four minutes. Euronext Paris may vary from time to time the duration of the reservation period and fluctuation threshold. Euronext Paris also may suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in certain exceptional cases, the Autorité des marchés financiers (AMF) may also suspend trading.

        Since September 25, 2000, all trading on the Premier Marché of Euronext Paris has been performed on a cash settlement basis. However, market intermediaries are also permitted to offer investors to place orders on a deferred settlement service (Ordre Stipulé à Réglement Différé or OSRD) for a fee. The OSRD is only available for trades in securities which have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million. Investors in shares eligible to the OSRD can elect at the latest on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Aventis shares are eligible for the OSRD.

        Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. If the sale of securities traded on a deferred settlement basis takes place during the month when a dividend is paid, but before the dividend is actually paid, the purchaser's account will be credited with an amount equal to the dividend paid.

        Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA ("Euroclear"), a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché of Euronext Paris are cleared through Clearnet and settled through Euroclear France SA using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

  Frankfurt Stock Exchange

        The Frankfurt Stock Exchange, which is operated by Deutsche Börse AG ("Deutsche Börse"), is the most significant of the German stock exchanges and accounted for approximately 90% of the turnover in exchange-traded shares in Germany in 2003. As of December 31, 2003, the equity securities of 5,730 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange (Source: Deutsche Börse, Cash Market: Monthly Statistics — December 2003).

        Floor trading (Präsenzhandel) of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m. Central European Time (Frankfurt time). Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but such securities also change hands in interbank dealer markets. Prices are determined by Exchange Brokers (Skontroführer), who are members of the stock exchange. The securities (which include our ordinary shares and the shares of our subsidiary Hoechst AG), including the shares of large corporations, are continuously traded at varying prices and the prices are quoted during trading hours.

        Deutsche Börse also operates a computerized trading system known as Xetra. Banks and securities dealers who have been admitted to trading on at least one German stock exchange are also permitted to conduct trading on Xetra. Trading of shares through the Xetra system takes place from 9:00 a.m. to 5:30 p.m. Central European Time (Frankfurt time), on each day on which the Frankfurt Stock Exchange is open for business. Xetra accounted for more than 90% of the turnover in exchange-traded shares of the German stock exchanges in 2003. Aventis ordinary shares and the shares of Hoechst AG are also traded through the Xetra system.

        The Frankfurt Stock Exchange publishes pricing information as well as certain other information for all traded securities on its Web site www.deutsche-boerse.com.

        Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) are settled on the second business day following the trade. Pursuant to the German Stock Exchange Act, customer orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

        The Frankfurt Stock Exchange can suspend a quotation if (i) orderly trading is temporarily endangered, (ii) a suspension is deemed to be necessary in order to protect the public or (iii) an orderly exchange trading is no more warranted. In addition, the Frankfurt Stock Exchange may (i) suspend the exchange trading altogether or with respect to specific markets or (ii) interrupt price determination to the extent this is necessary on grounds of technical reasons or in order to prevent other dangers for the functioning of the exchange trade.

        On a federal level, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors trading activities on the German stock exchanges; on a local level the supervision is assumed by the Hessian Exchange Supervisory Body, which belongs to the Hessian Ministry for Economic Affairs, Transport and Regional Development (Hessisches Ministerium für Wirtschaft, Verkehr und Landesentwicklung). Exchange trading at the Frankfurt Stock Exchange is also subject to oversight by the Trading Surveillance Office (Handelsüberwachungsstelle), which is an independent exchange body.

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

    (2)
    to provide shares to employees under a profit-sharing plan or stock option plan with our shareholders' approval at an Extraordinary General Meeting; or

    (3)
    to acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided that our shares are listed on a regulated market (such as the Premier Marché, the Second Marché or the Nouveau Marché of Euronext Paris). To acquire our shares for this purpose, we must first file an information notice (Note d'information) that has received the approval (visa) of the AMF and then obtain the approval of our shareholders at an Ordinary Meeting.

        Pursuant to an authorization granted by our shareholders at the Combined Meeting of Shareholders on April 17, 2003, the shareholders authorized the Management Board to purchase at a price of not more than € 100 per share and to sell at a price of not less than € 50 per share up to 10% of total share capital outstanding. The authorization is granted for a period of 18 months.

        The authorization envisages several possible purposes for this repurchase of our shares including, inter alia, in order of decreasing importance:

    a)
    Stabilizing the trading price of the company's stock, through systematic action against the general trend,

    b)
    Buying and selling of shares according to market conditions,

    c)
    Granting shares to employees or directors and officers of the company or its affiliates as defined in Article L. 225-180 of French Commercial Law,

    d)
    Holding such shares and, where applicable, transferring them by any means (including by means of repeat option transactions), in particular through their sale in the stock market or over the counter, block trades, public purchase, exchange or sale offers, or the purchase or the sale of buy or sell options,

    e)
    To use such shares in any lawful manner to optimize the management of the Stockholder's equity of the company and to effect transactions to further the external growth of the company,

    f)
    Cancelling the repurchased shares.

        We may not cancel more than 10% of our outstanding share capital within any 24-month period. In addition, we may not repurchase under either (2) or (3) above an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

        We must inform the AMF, on a monthly basis, of any purchase, sale transfer or cancellation of our own shares. The AMF then makes this information public.

        We must hold any shares that we repurchase in registered form. These shares must also be fully paid in. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and, in case of an increase of our capital stock, we cannot exercise the preferential subscription rights attached to them. Our shareholders at an Extraordinary General Meeting may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if our shareholders decide to take them into account, we must either sell the rights attached to these shares on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

        The Management Board meeting held on April 24, 2003, under the conditions authorized by the fifth resolution of the Ordinary Meeting of Shareholders held on April 17, 2003, and by the summary statement issued by the AMF, decided, in accordance with the provisions of Articles L 225-209 to L 225-212 of French Commercial Law, to acquire on the market or outside the market and by any other means, shares in the company amounting up to 10% of the share capital of the company.

  Trading by Aventis in Own Shares

        Pursuant to Règlement no 90-04 of the Commission des opérations de bourse (COB), as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

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

        If a company's shares are continuously quoted (cotation en continu), as the shares of Aventis are, then a trade must meet the following requirements to be considered valid:

    •
    the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading session, at the first trade of the shares, at the reopening of trading following a suspension or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

    •
    the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

    •
    the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade for shares eligible for the OSRD.

        This third requirement does not apply to trades in blocks of shares. The first and third requirements do not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement ( contrat de liquidité) complying with a charter of ethics approved by the AMF. The first code of ethics was adopted by the "Association Française des Entreprises d'Investissement" (AFEI) and approved by the AMF on February 13, 2001.

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

        This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a contrat de liquidité complying with a charter of ethics approved by the AMF.

        A company may use shares it repurchased to finance an acquisition if (i) the acquisition takes place at least three months after the company's last trade in its own shares and (ii) an independent adviser has been appointed to assess the value of the shares, the shares of the assets acquired and the fairness of the exchange ratio.

        After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information available to the public.

Item 10.    Additional Information

Share Capital and By-Laws

  Description of Aventis Share Capital

        We have previously filed a description of our share capital in a registration statement on Form F-4 filed October 13, 1999 (registration No. 333-11008) under the captions "Description of Aventis Share Capital" and "Comparison of the Rights of Shareholders of Hoechst and Aventis" found on pages 195-211 of the prospectus contained therein. Additionally, we have previously filed a description of our Share-ADSs (American Depositary Shares) in a registration statement on Form F-3 filed October 20, 1997, (registration No. 333-7730) under the caption "Description of Depositary Arrangements" found on pages U.S.2-U.S.9 of the prospectus contained therein. We incorporate by reference these three captions into the present report, to the extent not superseded by information contained herein.

  Organization and Register

        Aventis is a French stock corporation (société anonyme) with a Management Board and a Supervisory Board. Aventis is subject to French Commercial Law and to Decree No. 67-236 of March 23, 1967. Aventis is registered with the Registry of Commerce and Companies of Strasbourg under number 542 064 308.

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

  Directors

        Pursuant to French Commercial Law, Management Board members appointed by the Supervisory Board are responsible for actions taken by them that are contrary to the interests of Aventis and may be held liable for such actions both individually and jointly with the other Management Board members.

        Under French Commercial Law, the Management Board and Supervisory Board members may not vote on items in which they have a personal interest. In no case may Aventis extend credit to such persons.

        See also "Item 6. Directors, Senior Management and Employees" for further information on the Supervisory Board and the Management Board.

  Ordinary Shares

        The share capital of Aventis consists of ordinary shares issued in registered or bearer form. Some of the most significant provisions under French Commercial Law and the By-Laws of Aventis relating to ordinary shares can be summarized as follows:

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

    •
    Subscription rights. French Commercial Law provides that the subscription right of shareholders with respect to any particular offering may be waived under certain circumstances.

    •
    Liquidation. If Aventis were to be liquidated, net assets remaining after reimbursement of shares at their par value shall be distributed among shareholders pro rata in proportion to the nominal value of their shareholdings.

  Voting Rights

        Each Aventis ordinary share represents one vote.    Each participant at a shareholder meeting shall have as many votes as are represented by the shares he owns or for which he holds proxies subject to the conditions specified under French Law and the Aventis By-Laws.

        Under French Commercial Law, resolutions are passed at a shareholder ordinary meeting by a simple majority of votes. A qualified majority is required for resolutions that affect the By-Laws. Such resolutions are passed at shareholder extraordinary meetings by two-thirds of the votes.

  Shareholder Meetings

        Shareholder meetings shall be called and held in accordance with the terms and conditions provided by French Commercial Law and the By-Laws of Aventis. In order to be entitled to participate and vote or be represented at the shareholder meeting, holders of shares (held in bearer form or not registered in the books of Aventis) must deposit at the address shown in the notice convening the meeting, at least two days before the shareholder meeting, a certificate of the accredited financial intermediary which holds their account. Such certificate shall evidence the holding of such securities until the date of the shareholder meeting. Holders of shares registered in the books of Aventis must, in order to participate and vote or be represented at the shareholder meetings, have their shares registered in their account in the books of Aventis at least two days before the shareholder meeting.

        The Management Board or the Supervisory Board, as the case may be, has the right to reduce the above-specified period. Any shareholder may empower any other shareholder or his spouse to represent him at a shareholder meeting and may also vote by mail pursuant to legal and regulatory provisions in force.

        Under French Commercial Law, there is a minimum quorum requirement for shareholder meetings, which defines minimum representation of the share capital at the shareholder meetings. The quorum is calculated according to the number of shares with voting entitlement. For an Ordinary General Meeting of Shareholders or resolutions belonging to the ordinary part of a shareholder meeting, the quorum, upon first convocation, is one-fourth of the share capital entitled to vote. For an Extraordinary General Meeting of Shareholders or resolutions belonging to the extraordinary part of a shareholder meeting, the quorum, upon first convocation, is one-third of the share capital entitled to vote.

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

  Disclosure of Shareholdings

        French Commercial Law and the By-Laws of Aventis require shareholders to disclose their shareholding in Aventis upon the crossing of defined thresholds. Pursuant to the Aventis By-Laws, any person that becomes the owner, directly or indirectly or in concert with other shareholders, of at least 0.5% of the total number of shares and/or voting rights must, within 15 days of exceeding such level, provide Aventis by mail, telefax or telex with a written notice that states the total number of shares and/or voting rights held by it. Such notification is required under the same conditions until such shareholder's holding reaches 50% of the Aventis share capital and/or voting rights. Any shareholder whose shareholding, expressed in shares and/or voting rights, falls below one of the levels set out, must also inform Aventis within the same 15-day-period and in accordance with the same conditions.

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

Ownership of Shares by Non-French Persons

        Under current French Commercial Law and the Aventis By-Laws, there is no specific limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

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

Material Contracts

        On October 2, 2001, Bayer AG entered into an agreement with us and our subsidiary Hoechst AG to acquire our 76% interest in Aventis CropScience. In June 2002, Aventis completed this sale to Bayer. We have included a copy of this contract (from which certain terms have been deleted pursuant to a request for confidential treatment) as an exhibit to this report. For a description of this agreement, see "Item 3. Key Information — Risk Factors."

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

        This discussion is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the Securities. Certain holders (including, but not limited to, U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the Securities pursuant to the exercise of employee stock options or otherwise as compensation, securities broker-dealers and persons holding Securities as part of a hedging, conversion or integrated transaction) may be subject to special rules not discussed below. holders of Securities are advised to consult their own tax advisors with regard to the application of French tax law and U.S. federal income tax law to their particular situations as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction.

        In particular, holders of Securities should be aware that the French Budget Law for 2004 (No. 2003-1311 dated December 30, 2003) provides for the suppression of the avoir fiscal and the précompte with respect to dividends paid on or after January 1, 2005. However, non-individual shareholders will no longer be entitled to use the avoir fiscal as of January 1, 2005. In addition, the French Budget Law for 2004 provides for the implementation of a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. This temporary equalization tax will not be refundable to shareholders.

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

  ADSs-Ordinary Shares

French Taxes

Taxation of Dividends

        Under French law, a resident of France is generally entitled to a tax credit or avoir fiscal in respect of a dividend received from a French corporation, such as Aventis.

        The amount of the avoir fiscal is generally equal to:

    •
    50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

    •
    10% of the dividend paid for the other shareholders who use the avoir fiscal as of January 1, 2003.

        Under French law, dividends paid by a French corporation, such as Aventis, to non-residents of France are generally subject to French withholding tax at a rate of 25% and shareholders who are non-residents of France are not eligible for the avoir fiscal. Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. holder whose ownership of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. Under the Treaty, eligible U.S. holders will, in general, also be entitled to receive a payment from the French Treasury representing the avoir fiscal, provided that a claim for such payment is timely filed with the French Treasury. In general, an eligible U.S. holder is a U.S. holder whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate person who is a U.S. resident, as defined pursuant to the provisions of the Treaty, (ii) a U.S. domestic corporation (other than a "regulated investment company"), (iii) a U.S. domestic corporation which is a "regulated investment company," but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, (iv) certain U.S. Pension Funds and Other Tax Exempt Entities (as defined below), or (v) a partnership or trust that is treated as a U.S. resident for purposes of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

        In general, under the Treaty, an eligible U.S. holder may receive payment of the avoir fiscal only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) is subject to U.S. income tax on the payment of the avoir fiscal and the related dividend. Dividends paid to tax-exempt "U.S. Pension Funds" as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment in a tax-favored retirement account ("Other Tax-Exempt Entities")) are nonetheless eligible for the reduced withholding tax rate of 15% provided for by the Treaty, subject to the filing formalities specified in the regulations (discussed below), provided that these entities own, directly and indirectly, less than 10% of the capital of Aventis. U.S. Pension Funds and Other Tax-exempt Entities are also entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the "partial avoir fiscal"). A "U.S. Pension Fund" includes exempt pension funds subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code and which are established and managed in order to pay retirement benefits. The avoir fiscal will be subject to French withholding tax at a rate of 15%, as discussed below.

        Dividends paid to an eligible U.S. holder that is entitled to an avoir fiscal refund are immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by filing (i) a French Treasury Form RF 1A EU No. 5052 (the "Form") together with, if such holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of Ordinary Shares or ADSs, including, but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that (i) such holder is a U.S. resident within the meaning of the Treaty, (ii) such holder's ownership of the Ordinary Shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (iii) such holder owns all the rights attached to the full ownership of the Ordinary Shares or ADSs, including but not limited to dividend rights, (iv) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal and (e) such holder claims the reduced rate of withholding tax and payment of the avoir fiscal. Dividends paid to a U.S. holder that is not entitled to the avoir fiscal or that has not filed a completed Form or the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the Form before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

        Thus, for example, if Aventis pays a dividend of 100 which carries an avoir fiscal of 50, an eligible U.S. holder that is subject to U.S. tax would initially receive 85. Following timely submission of a claim for the avoir fiscal, this U.S. holder entitled to receive the avoir fiscal, for example, at the rate of 50% would be entitled to receive from the French Treasury an additional payment of 42.50, consisting of an avoir fiscal payment of 50, less a 15% withholding tax equal to 7.50. As noted below, however, the additional payment will not be made available until January 15 of the calendar year following the year in which the related dividend is paid.

        To receive the avoir fiscal payment or the partial refund of French withholding tax in the event that qualification for the reduced withholding tax rate is not established prior to the dividend payment, a U.S. holder that meets the conditions for obtaining such benefits must complete the Form and, when applicable, the affidavit and file it before December 31 of the second year following the calendar year of the related dividend payment. The relevant form, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary and is also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French Tax authorities of all forms properly completed and executed by U.S. holders of Share-ADSs and returned to the depositary in sufficient time that they may be filed with the French tax authorities before the distribution so as to obtain an immediate reduced withholding tax rate. The avoir fiscal and/or the withholding tax refund, if any, ordinarily are paid within 12 months of filing the applicable French Treasury form, but not before January 15 of the year following the calendar year in which the related dividend is paid.

U.S. Taxes

Taxation of Dividends

        For U.S. federal income tax purposes, the gross amount of any distribution paid to U.S. holders (that is, the net distribution received plus any tax withheld therefrom), as well as the gross amounts of any avoir fiscal payments by the French Treasury (that is, the net avoir fiscal payment received plus any tax withheld therefrom) to U.S. holders entitled thereto, will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of Aventis (as determined under U.S. federal income tax principles). To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of Aventis, such excess will be applied first, to reduce such U.S. holder's tax basis in his ordinary shares or ADSs and then, to the extent it exceeds the U.S. holder's tax basis, it will constitute gain from a deemed sale or exchange of such ordinary shares or ADSs. No dividends received deduction will be allowed with respect to dividends paid by Aventis.

        The amount of any distribution paid in euros will be equal to the U.S. dollar value of the euro amount distributed calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. holder of ordinary shares regardless of whether the payment is in fact converted into U.S. dollars or, on the date of receipt by the depositary, in the case of ADSs. Such euros distributed will have a tax basis equal to their U.S. dollar value at the time recognized as dividend income. Any gain or loss realized upon a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss.

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

        The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

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

  PSSAs and PSSA-ADSs

French Taxes

Taxation of Annual Payments and any Reorganization Payment

        Under French law, no French withholding tax is imposed on Annual Payments or any Reorganization Payment on the PSSAs. Pursuant to Article 131 quarter of the French General Tax Code, the withholding tax exemption on Annual Payments is not subject to any filing requirement because the PSSAs have been exclusively offered outside France. In the event that French law should change and a French withholding tax becomes applicable to the Annual Payments, (i) Aventis or an affiliate shall be obligated, to the extent it may lawfully do so, to gross up such payments (with certain exceptions relating to the holder's connection with France, failure to claim an exemption or failure to timely present such shares for payment) so that, after the payment of such withholding tax, the holder will receive an amount equal to the amount which the holder would have received had there been no withholding or (ii) Aventis may redeem the PSSAs.

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

Taxation of Redemption

        For U.S. federal income tax purposes, a redemption of the PSSA-ADSs will be a taxable event for a U.S. holder. Such redemption will generally result in gain or loss measured by the difference, if any, between the amount realized upon such redemption and the U.S. holder's tax basis in such PSSA-ADSs. A U.S. holder's tax basis in such PSSA-ADSs generally will be equal to the amount paid by such U.S. holder for the PSSA-ADSs subject to adjustments in the case of any non-taxable distribution with respect to such PSSA-ADSs. The gain or loss recognized upon the redemption of PSSA-ADSs generally will be capital gain or loss if the PSSA-ADSs are capital assets in the hands of the U.S. holder. If, however, the U.S. holder has a direct or indirect stock interest in Aventis after a redemption, then amounts received in a redemption could, under applicable U.S. tax rules, be treated as a distribution taxable as a dividend that is measured by the full amount of cash received by such U.S. holder (to the extent of the current and accumulated earnings and profits of Aventis, as described above in "Taxation of Annual Payments and any Reorganization Payment."). U.S. holders should consult their own tax advisors as to the application of these rules to any such redemption.

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

U.S. Taxes

Taxation of Dividends

        For U.S. federal income tax purposes, the gross amount of any distribution paid to U.S. holders on the preference shares (including any additional amounts paid with respect thereto) will be treated as ordinary dividend income to the extent paid out of current or accumulated earnings and profits. Such dividends will be foreign source income, but will generally be treated separately, together with other items of "passive" or "financial services" income, as the case may be, for foreign tax credit purposes and will not qualify for the dividends received deduction generally allowed to U.S. corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of the current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder's tax basis in the preference shares and then, to the extent in excess of such U.S. holder's tax basis, will constitute gain from a deemed sale or exchange of such preference shares.

        Dividends received in 2003 by U.S. holders of preference shares should not be eligible for the recently introduced reduced rates of taxation on qualified dividend income (as described below in "—Recent U.S. Tax Law Changes Applicable to Individuals").

Tax on Sale or Exchange

        Aventis believes that Rhône-Poulenc Overseas Limited will likely qualify as a passive foreign investment company (a "PFIC") for the year ended December 31, 2003. As a result, any gain recognized on the sale of the preference shares generally will be taxable as ordinary income and will be subject to tax as if the gain had been realized ratably in each year of the U.S. holder's holding period. The amount allocated to each prior year generally will be taxed at the highest tax rate applicable in such year and an interest charge generally will be imposed on the taxes deemed to have been payable in each of those previous years. U.S. holders are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances and the necessity of filing IRS Form 8621, as well as the availability of any ameliorative elections or other actions.

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

U.S. Taxes

Recent U.S. Tax Law Changes Applicable to Individuals

        Under 2003 U.S. tax legislation, some U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares, ADSs, PSSAs, and PSSA-ADSs (but not dividends paid with respect to the preference shares issued by Rhône-Poulenc Overseas Limited) should constitute qualified dividend income for U.S. federal income tax purposes. Some of the eligibility requirements for non-U.S. corporations are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Passive Foreign Investment Company Status

        A non-U.S. corporation will be classified as a Passive Foreign Investment Company for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Aventis currently believes it was not a PFIC for the year ended December 31, 2003. However, this is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of its assets, which will likely change from time to time. If Aventis were characterized as a PFIC for any taxable year, U.S. holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. In addition, dividends paid by PFICs are not eligible to be treated as "qualified dividend income" and are, therefore, not eligible for the reduced rates of taxation (as described above).

        U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ordinary shares or ADSs of Aventis.

U.S. Information Reporting and Backup Withholding

        Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of Securities may be subject to information reporting to the Internal Revenue Service. U.S. federal backup withholding may be imposed at the current rate of 28% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons who are required to establish their exempt status generally must file Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries.

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

Item 11.    Quantitative and Qualitative Disclosure about Market Risk

Financial Instruments

        Aventis is exposed to market risks through its commercial and financial transactions. This exposure to market risks is due primarily to equity price, interest rate and exchange rate fluctuations.

        It is the policy of Aventis to use financial derivative instruments to hedge those market risks. Aventis only holds positions in derivative financial instruments for hedging strategies. (Under U.S. Financial Accounting Standards (FAS) 133 and 138, some economic hedging strategies have not been elected for hedge accounting). Aventis follows, through a centralized treasury department, a non-systematic policy of economic hedging of exchange rate and interest rate risks based on its own market condition forecasts at the Group level and hedging 100% of firm commitments at the subsidiary level.

        In order to manage the volatility inherent to its exposure, Aventis uses derivative instruments in accordance with the policy and limits determined by management. To determine the risks inherent in this policy, the Group uses the Value at Risk (VaR) method as of December 31, 2003. Value at Risk for Aventis has been calculated using the parametric method, except for a small proportion of transactions. We apply a confidence level of 95% and a holding period of one day. Any potential losses tied to equity prices, exchange rates or interest rates refer to income and market value, respectively.

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

Aventis Group Instrument Portfolio

	December 31, 2003 (In € thousand)
	Total VaR	Equity price VaR	Foreign exchange VaR	Interest rate VAR
Foreign Exchange Portfolio	16,319	0	16,797	2,616
Specific Debt Portfolio	12,301	0	9,940	9,501
Equity Portfolio	16,670	16,600	3,038	8
Non-Hedging Interest Rate Portfolio	0	0	0	0

Total	28,281	16,600	11,531	9,414

	December 31, 2002 (In € thousand)
	Total VaR	Equity price VaR	Foreign exchange VaR	Interest rate VAR
Foreign Exchange Portfolio	10,268	0	8,707	2,903
Specific Debt Portfolio	6,278	0	6,632	2,694
Equity Portfolio	17,437	16,850	2,066	82
Non-Hedging Interest Rate Portfolio	0	0	0	0

Total	28,595	16,850	12,860	4,509

        The difference between the total Value at Risk and the sum of the equity price, exchange rate and interest rate Value at Risk as well as the sums of the foreign exchange portfolio, specific debt portfolio, equity portfolio and non-hedging interest rate portfolio results from the application of correlation coefficients showing the diversification of the risks.

Aventis Group Instrument Portfolio

	March 31, 2003 (In € thousand)
	Total VaR	Equity price VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	6,816	0	6,055	2,708
Specific Debt Portfolio	10,391	0	10,686	3,596
Equity Portfolio	19,703	17,922	2,876	78
Non-Hedging Interest Rate Portfolio	0	0	0	0

Total	30,941	17,922	14,796	4,816

	June 30, 2003 (In € thousand)
	Total VaR	Equity price VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	11,996	0	14,042	4,166
Specific Debt Portfolio	12,873	0	12,913	3,233
Equity Portfolio	27,045	26,028	4,085	43
Non-Hedging Interest Rate Portfolio	0	0	0	0

Total	35,795	26,028	12,523	5,128

	September 30, 2003 (In € thousand)
	Total VaR	Equity price VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	13,323	0	13,006	3,298
Specific Debt Portfolio	16,885	0	12,147	15,283
Equity Portfolio	29,418	28,036	4,255	16
Non-Hedging Interest Rate Portfolio	0	0	0	0

Total	45,805	28,036	12,404	15,342

	December 31, 2003 (In € thousand)
	Total VaR	Equity price VaR	Foreign exchange VaR	Interest rate VaR
Foreign Exchange Portfolio	16,319	0	16,797	2,616
Specific Debt Portfolio	12,301	0	9,940	9,501
Equity Portfolio	16,670	16,600	3,038	8
Non-Hedging Interest Rate Portfolio	0	0	0	0

Total	28,281	16,600	11,531	9,414

        The changes in VaR in the course of 2003 were mainly due to a restructuring of the equity and debt portfolios, fluctuations in the major equity and foreign currency markets, as well as changes in equity price, foreign exchange and interest rate volatilities in major markets.

Equity Price Exposure

        Aventis is exposed primarily to equity price fluctuations in the biotech and chemical sectors of the stock markets in the U.S., Europe and Japan. The positions are classified as marketable securities, strategic investments and strategic equity derivatives.

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

Interest Rate Exposure

        The exposure to interest-rate risk results primarily from debt denominated in U.S. dollars and euros. Aventis determines, and then periodically reviews, the ratio of fixed-rate and variable-rate debt on the entire portfolio of debt instruments. In order to manage risks while reducing the cost of short- and medium-term debt to the extent possible, we use interest-rate derivative instruments such as interest rate and cross currency swaps as well as interest rate options. These instruments generally do not have a maturity exceeding seven years.

General Policy

        It is the policy of Aventis not to keep inherent economic trading positions for exchange rate and interest rate exposure. (Under U.S. Financial Accounting Standards (FAS) 133 and 138, some economic hedging strategies have not been elected for hedge accounting).

Item 12.

        Not Applicable.

Item 13.

        Not Applicable.

Item 14.

        Not Applicable.

Item 15.    Controls and Procedures

        (a) Disclosure Controls and Procedures. Our Management Board Chairman and Chief Executive Officer and our Chief Financial Officer after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

        (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that ocurred during the year ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that all the members of our Finance and Audit Committee, Mr. Martin Frühauf, Mr. Didier Pineau-Valencienne, Mrs. Seham Razzouqi and Mr. Michel Renault, for whom the Supervisory Board in particular took into consideration the experience set out at Item 6 hereof, are Audit Committee Financial Experts.

Item 16B.    Code of Ethics

        In 2003, we adopted a Code of Ethics that applies to our Chief Executive Officer, our Chief Financial Officer and our Group Controller. A copy of this Code of Ethics has been filed as Exhibit 11.

Item 16C.    Accountants' Fees and Services

        PricewaterhouseCoopers has served as our independent public accountant for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. Additionally, PricewaterhouseCoopers and RSM Salustro-Reydel have served as our French statutory auditors for the same period.

        The following table presents the aggregate fees paid by Aventis and its consolidated subsidiaries for professional services rendered by PricewaterhouseCoopers, RSM Salustro-Reydel and their respected affiliates for the years ended December 31, 2003 and 2002:

	2003		2002		2003		2002
	PricewaterhouseCoopers		PricewaterhouseCoopers		RSM Salustro-Reydel		RSM Salustro-Reydel
	Amount	%	Amount	%	Amount	%	Amount	%
	in € thousand		in € thousand		in € thousand		in € thousand
Audit
Audit opinion, review of statutory and consolidated accounts(1)	9,544	68%	10,157	54%	802	95%	842	100%
Other audit-related services(2)	2,498	18%	4,783	26%	0	0%	0	0%
Subtotal	12,042	86%	14,940	80%	802	95%	842	100%
Non-audit services
Tax(3)	1,593	11%	2,989	16%	0	0%	0	0%
Other(4)	432	3%	824	4%	43	5%	0	0%
Subtotal	2,025	14%	3,813	20%	43	5%	0	0%
Total	14,067	100%	18,753	100%	845	100%	842	100%

(1)
Audit Fees for the years ended December 31, 2003 and 2002 consist of fees expensed for professional services rendered for the audits and reviews of the consolidated financial statements of Aventis and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Aventis subsidiaries and the assistance with review of documents filed with the AMF and the SEC.
(2)
Audit-related Fees for the years ended December 31, 2003 and 2002 consist of fees expensed for assurance and related services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to implementation of Sarbanes-Oxley § 404, etc., consultations concerning financial accounting and reporting standard (especially transition to IFRS), accounting assistance and audits in connection with acquisitions or divestments.
(3)
Tax Fees as of the years ended December 31, 2003 and 2002 consist of fees expensed for tax planning services and tax advice. Note that tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.
(4)
All Other Fees mainly consist of fees expensed for information systems services and security review, and for reviews and process improvement and advice.

Audit Committee Pre-approval Policies and Procedures

        Below is a summary of the current policies and procedures.

        Our Finance and Audit Committee prepares a yearly "Audit Plan" which sets out the recommended services to be provided, and compensation to be received, for that fiscal year by our independent auditors, PricewaterhouseCoopers and RSM Salustro-Reydel. Our Supervisory Board is responsible for approving the Audit Plan recommended by our Finance and Audit Committee.

        The Audit Plan covers audit opinions, review of statutory and consolidated accounts, including those services described in footnote (1) above. All additional audit, audit-related, tax and other services not included in the Audit Plan must be notified to the Finance and Audit Committee.

        Each year, our Finance and Audit Committee establishes 12-month service plans under which specified additional audit services and permitted non-audit services not covered under the Audit Plan are pre-approved. Notwithstanding the qualification of a service under our 12-month service plans, any individual engagement with fees of € 150,000 or more must be individually pre-approved by our Finance and Audit Committee or its Chairman as if it were not covered by the 12-month service plan.

        Upon notification of the requests for pre-approval to the Head of Corporate Controlling, specified services not covered under the Audit Plan or one of our 12-month service plans, the Head of Corporate Controlling submits the engagement to the following pre-approval process. If fees for such services are up to € 300,000, pre-approval by the Chairman of our Finance and Audit Committee is required; and if such fees exceed € 300,000, the approval of our Finance and Audit Committee is required.

Item 17.    Financial Statements

        Not Applicable

Item 18.    Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board
and the Shareholders of Aventis

        We have audited the consolidated balance sheets of Aventis and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the aforementioned consolidated financial statements (pages F-4 to F-81) present fairly, in all material respects, the consolidated financial position of Aventis and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with French generally accepted accounting principles.

        Application of accounting principles generally accepted in France varies in certain important respects from those generally accepted in the United States. Application of the latter would have affected consolidated stockholders' equity as of December 31, 2003 and 2002 and consolidated results of operations for each of the years in the three-year period ended December 31, 2003 to the extent summarized in Note 34 to the consolidated financial statements.

Paris, France
March 5, 2004

        PricewaterhouseCoopers
Independent Auditors

AVENTIS GROUP

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2003	December 31, 2002	December 31, 2001
		(in € million)
Assets
Current assets
Cash	1f	621	606	654
Short-term deposits	1f	207	150	160
Marketable securities	1f	297	543	701
Net trade accounts and notes receivable	8	2,354	2,544	3,522
Net inventories	7	1,976	2,730	4,059
Assets held for sale	30	1,182	–	–
Prepaid expenses and other current assets	9	3,139	3,073	3,689

Total current assets		9,776	9,646	12,785

Investments and other assets
Investments in equity method investees	4	1,219	1,775	2,056
Deposits and long-term loans		255	247	207
Other investments	5	273	384	605
Deferred charges and other assets	6	3,016	3,422	3,577

Total investments and other assets		4,763	5,828	6,445

Property, plant and equipment	3
Gross value		8,676	9,378	12,330
Less: accumulated depreciation		(4,546)	(4,923)	(6,590)

		4,130	4,455	5,740

Intangible assets	2
Gross value		14,939	16,957	20,043
Less: accumulated amortization		(5,331)	(5,813)	(5,779)

		9,608	11,144	14,264

TOTAL ASSETS		28,277	31,073	39,234

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2003	December 31, 2002	December 31, 2001
		(in € million)
Liabilities and Stockholders' Equity
Current liabilities
Bank overdrafts		88	170	410
Short-term borrowings	19	1,690	1,719	4,396
Trade accounts and notes payable		1,322	1,415	2,421
Current portion of long-term debt		149	1,076	1,252
Liabilities related to operations held for sale	30	391	–	–
Other current liabilities	18	5,517	6,098	5,460

Total		9,157	10,478	13,939

Long-term debt	17
Debentures		2,822	1,389	3,412
Bank borrowings		336	398	1,240

		3,158	1,787	4,652

Other long-term liabilities
Mandatorily redeemable partnership interest	13	198	238	284
Deferred income taxes	24e	1,085	1,026	1,094
Pension plans, retirement indemnities and other commitments	14	1,794	3,328	3,350
Provision for restructuring	15	66	77	99
Other provisions and long-term liabilities	16	2,218	2,556	2,682

		5,361	7,225	7,509

Commitments and contingencies	25

Minority interests in net assets of consolidated subsidiaries	12	167	159	913

Amortizable preferred securities	11	–	89	200

Stockholders' equity
Participating shares – 1983 and Series A – 1989	10e/10f	23	23	23
Capital equity notes – 1986 and 1993	10b/10c	306	470	503
Preference shares, Series A – 1993	10d	352	352	352
Common stock (par value € 3.82) Outstanding shares: 802,292,807	1-10a	3,065	3,054	3,039
Additional paid-in capital of Aventis	10g	21,563	21,467	21,283
Retained earnings and other additional paid-in capital	10h	(12,122)	(12,752)	(13,533)
Translation reserve		(2,753)	(1,279)	354

Total stockholders' equity		10,434	11,335	12,021

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		28,277	31,073	39,234

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	2003	2002	2001
		(in € million)
Net sales		17,815	20,622	22,941
Co-promotion income	1r	252	161	151

Operating expenses
Production costs and expenses		(5,377)	(6,578)	(7,943)
Administrative and selling expenses		(6,198)	(7,466)	(8,010)
Goodwill amortization	2	(480)	(1,021)	(650)
Provision for restructuring	15	(251)	(68)	(50)
Research and development	1g	(2,924)	(3,420)	(3,481)
Other operating income	20	848	897	818
Other operating expenses – net	20	(15)	(297)	(137)

		(14,397)	(17,953)	(19,453)

Operating income		3,670	2,830	3,639

Other income (expenses)
Equity in (losses) earnings of affiliated companies	4	(107)	51	85
Interest (expense) income – net	21	(151)	(309)	(704)
Gains on sales of assets – net	22	42	1,917	545
Other income (expenses) – net	23	(543)	(797)	(679)

		(759)	862	(753)

Income before taxes and minority interests		2,911	3,692	2,886
Provision for income taxes	24	(929)	(1,430)	(1,111)

Income before minority interests		1,982	2,262	1,775
Minority interests in net income of consolidated subsidiaries		(29)	(86)	(142)

Net income before preferred remuneration		1,953	2,176	1,633

Preferred remuneration	27	(52)	(85)	(128)

Net income – common shareholders		1,901	2,091	1,505

Average number of shares outstanding:
Common stock – ordinary shares		785,905,944	793,412,151	787,553,585

Basic earnings per share in €:	1o, 28

Common stock – ordinary shares		2.42	2.64	1.91
Diluted earnings per share in €:	1o, 28

Common stock – ordinary shares		2.41	2.61	1.89

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

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

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

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

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

	Common stock ordinary shares (Note 10a)	Capital equity notes 1986 and 1993 (Notes 10b and c)	Preference shares Series "A" 1993 (Note 10d)	Participating shares 1989 Series "A" and 1983 (Notes 10e and f)	Additional paid-in capital of Aventis (Note 10g)	Retained earnings and other additional paid-in capital (Note 10h)	Translation reserves	Total stockholders' equity	Comprehensive income
	(in € million)
Balance as of January 1, 2003	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	–

Issuance of shares for stock options	1	–	–	–	10	–	–	11	–
Net income before preferred remuneration	–	–	–	–	–	1,953	–	1,953	1,953
Preferred remuneration	–	–	–	–	–	(52)	–	(52)	–
Translation reserves	–	–	–	–	–	–	(1,474)	(1,474)	(1,474)
Dividends with respect to 2002 earnings	–	–	–	–	–	(554)	–	(554)	–
Issuance of ordinary shares	10	–	–	–	86	–	–	96	–
Repurchase of capital equity notes 1986	–	(164)	–	–	–	–	–	(164)	–
Repurchase of Aventis Shares	–	–	–	–	–	(717)	–	(717)	–

Balance as of December 31, 2003	3,065	306	352	23	21,563	(12,122)	(2,753)	10,434	–

Comprehensive income 2003	–	–	–	–	–	–	–	–	479

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
	(in € million)
OPERATING ACTIVITIES:
Net income (after income tax and before preferred remuneration)	1,953	2,176	1,633

Elimination of expenses and benefits without effect on cash:
Depreciation and amortization of assets	1,613	2,216	2,075
Provisions for losses on operating assets	(1)	72	8
Change in other long-term provisions	(4)	981	(81)
Net capital (gains) from sales of assets	(354)	(2,187)	(545)
Equity in earnings of affiliated companies, net of dividends received	256	114	89
Unrealized exchange differences	53	(2)	(111)
Minority interests in net income of consolidated subsidiaries	29	86	142
Deferred tax	(129)	143	40

	1,463	1,423	1,617

Increase/decrease in operating assets and liabilities (excluding net operating assets acquired):
(Increase)/decrease in accounts receivable	(168)	(1,202)	(372)
(Increase)/decrease in inventories	(159)	(93)	(38)
Increase/(decrease) in accounts payable	(16)	(165)	78
Pension funding	(1,762)	(375)	(98)
Change in other operating assets and liabilities	75	95	293

	(2,030)	(1,740)	(137)

Net cash provided by operating activities	1,386	1,859	3,113

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
	(in € million)
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(836)	(1,000)	(1,245)
Other capital expenditures	(306)	(459)	(486)
Proceeds from sales of assets	822	4,654	1,063
Increase/(decrease) in loans and short-term investments of more than three months	36	44	(52)

Net cash (used) provided by investing activities	(284)	3,239	(720)

FINANCING ACTIVITIES:
New long-term borrowings	1,611	135	5,404
Repayment of long-term borrowings	(1,099)	(2,931)	(7,252)
(Decrease)/increase in bank overdrafts and short-term borrowings	(52)	(1,091)	(284)
Issuance of ordinary shares including additional paid-in capital	107	199	429
Mandatorily redeemable partnership interest	–	–	279
Repurchase of treasury shares	(718)	(383)	(137)
Amortization of amortizable preferred securities and redemption of capital equity notes	(223)	(122)	(85)
(Purchase) of minority interest	(9)	(212)	(5)
Dividends paid by the Group	(570)	(490)	(437)
Preferred remuneration paid	(105)	(113)	(109)

Net cash (used) by financing activities	(1,058)	(5,008)	(2,197)

Net effect of exchange rate changes on cash	(7)	(60)	15

Increase/(decrease) in net cash and cash equivalents	37	30	211

Cash and cash equivalents at beginning of year	756	814	661

Net effect of consolidation changes on cash and cash equivalents (Note 1a)	35	(88)	(58)

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 1m)	828	756	814

The Notes on pages F-13 to F-81 are an integral part of the Consolidated Financial Statements.

AVENTIS GROUP

INDEX TO THE NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES
2. INTANGIBLE ASSETS
3. PROPERTY, PLANT AND EQUIPMENT
4. INVESTMENTS IN EQUITY METHOD INVESTEES
5. OTHER INVESTMENTS
6. DEFERRED CHARGES AND OTHER ASSETS
7. INVENTORIES
8. NET TRADE ACCOUNTS AND NOTES RECEIVABLE
9. PREPAID EXPENSES AND OTHER CURRENT ASSETS
10. STOCKHOLDERS' EQUITY
11. AMORTIZABLE PREFERRED SECURITIES
12. MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES
13. MANDATORILY REDEEMABLE PARTNERSHIP INTEREST
14. PENSION PLANS, RETIREMENT INDEMNITIES AND OTHER ENGAGEMENTS
15. PROVISION FOR RESTRUCTURING
16. OTHER PROVISIONS AND LONG-TERM LIABILITIES
17. LONG-TERM DEBT
18. OTHER CURRENT LIABILITIES
19. SHORT-TERM BORROWINGS
20. OTHER OPERATING INCOME/OTHER OPERATING EXPENSES — NET
21. INTEREST EXPENSE — NET
22. GAINS (LOSSES) ON SALES OF ASSETS — NET
23. OTHER INCOME (EXPENSES) — NET
24. INCOME TAXES
25. COMMITMENTS AND CONTINGENCIES
26. INFORMATION BY INDUSTRY SEGMENTS AND GEOGRAPHICAL AREAS
27. PREFERRED REMUNERATION
28. EARNINGS PER SHARE
29. APPROPRIATIONS OF EARNINGS
30. REORGANIZATION OF THE GROUP (unaudited)
31. STOCK COMPENSATION PLANS
32. NUMBER OF EMPLOYEES (unaudited)
33. POST-CLOSING EVENTS
34. SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND U.S. GAAP

AVENTIS GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

1.   ACCOUNTING POLICIES

        The Group (Aventis and subsidiaries) applies accounting principles that comply with French law for its consolidated financial statements. Application, as of January 1, 2002, of the new French regulation CRC 2000-06 on liabilities did not impact the Group's consolidated financial statements as of, and for the twelve-month period ended December 31, 2002. The financial statements of consolidated companies, prepared following the accounting principles generally accepted in their respective countries, are restated to reflect the accounting principles described above.

        The differences between these accounting principles and those generally accepted in the United States that have a material impact on the Aventis consolidated financial statements are described in Note 34.

        Certain reclassifications have been made to the 2001 and 2002 consolidated financial statements to conform to the 2003 presentation. In particular, the mandatorily redeemable partnership interest is included in other long-term liability (see Note 13), the other operating income and other operating expenses have been presented on two separate lines of the consolidated statement of operations, and co-promotion income has been reclassified as revenues.

a)    Consolidation

    i) Evolution of the Group

        In recent years, the Group has undertaken a number of actions in connection with its strategy to reinforce its position in Life Sciences and dispose of its chemicals, fibers and polymers businesses. In 2000, the Group announced that it will focus exclusively on pharmaceuticals.

        In April 2001, the Group disposed of its 66.7% interest in the industrial gases group Messer Griesheim (see Note 25).

        In April 2002, the Group completed the disposal of its Animal Nutrition operating assets to CVC Capital Partners (see Note 25 and 30).

        On June 3, 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer (see Note 25 and 30).

        On December 8, 2003, Aventis and CSL Limited signed an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004.

    ii) Consolidated companies

        The Consolidated Financial Statements include the accounts of Aventis and its significant majority-owned subsidiaries.

        Minority investments in companies with more than 20% ownership, including 50% owned joint ventures, are accounted for under the equity method (see Note 4).

        The major changes in the scope of the consolidated companies were the following:

    •
    Following the agreement between Aventis and CSL Ltd. on December 8, 2003 on the disposal of the therapeutic proteins business of Aventis, this business has been accounted for as assets held for sale in the balance sheet for the period ended December 31, 2003. The Group's consolidated income statement includes the results of operation of Aventis Behring for the year 2003.

    •
    The Aventis holding company in China has been consolidated, starting January 1, 2003 (Note 5).

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

        For comparison purposes, pro forma data for the years ended December 31, 2003 and December 31, 2002 are presented in Note 30, reflecting these changes in consolidated companies.

        For companies accounted for under the equity method (see Note 4):

    •
    In 1999, the European Commission and the Federal Trade Commission (FTC) required that Aventis reduces its shareholding in Rhodia to less than 5% by April 2004. On May 2, 2003, Aventis sold to Crédit Lyonnais 17,751,610 Rhodia shares. Until that date Aventis owned 45,211,662 Rhodia shares representing approximately 25.2% of Rhodia total share capital and accounted for Rhodia under the equity method.

      Further to this transaction Aventis owns approximately 15.3% of the share capital and has been reassessing whether or not such ownership enables Aventis to exercise significant influence on Rhodia's financial and operating policies. Considering the immediate transfer of full ownership and voting rights to Crédit Lyonnais upon the transaction date, Aventis concluded that it was no longer able to exercise significant influence and therefore equity method accounting has been discontinued as of the date of transaction. As of December 31, 2003, Rhodia is classified as marketable securities.

      In November 2003 Aventis announced that it had entered into discussions with the European Commission and the Federal Trade Commission seeking additional flexibility in the disposal of its remaining stake in Rhodia (see Note 33).

    •
    On August 1, 2002, Dade Behring filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. The reorganization plan was approved and became effective as of October 3, 2002. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring. Until that date, Aventis held an equity investment of 51.8% in Dade Behring. This company was accounted for under the equity method since the shareholders' agreement provided the other investors with significant participating rights and did not allow Aventis to control or manage the operations of the entity (see Note 4).

        All significant intercompany transactions between consolidated companies are eliminated.

        Dividend and interest income related to other investments are included in the statement of operations as "Other (expenses) income — net" and "Interest expense — net," respectively.

b)    Intangible assets

        Goodwill represents the excess of the purchase price over the fair market value of net identifiable assets of the businesses purchased. Goodwill is amortized on a straight-line basis over its useful life, not to exceed forty years (see Note 2).

        The Group recognizes and measures goodwill impairment based on discounted cash flows, which are compared to net booked goodwill for each business in which an impairment indicator exists. The discount rates utilized in the goodwill recoverability test for each business are based upon the weighted average required rate of return. Such discount rates are determined based on the risks involved in the business and vary from country to country due to the nature of the activity and the different economic conditions. Projected cash flows are based on the Group's near-term business plans for each business, which are projected over the remaining useful life of the related goodwill, taking into account management estimates of the impact of both external economic factors and internal business strategies. When the net book value exceeds the discounted cash flows, a provision is recorded equal to the difference between these two amounts.

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

c)     Property, plant and equipment

        Land, buildings, and equipment are carried at cost, including capitalized interest. French legal re-evaluations (laws of December 29, 1976, and December 30, 1977) and foreign re-evaluations are not reflected in the consolidated accounts to ensure homogeneity to land, buildings, and equipment within the Group. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

        The principal useful lives employed are:

Buildings	20–30 years
Machinery and equipment
Machines and installation	5–15 years
Transportation equipment	4–6 years
Other equipment	3–15 years
Furniture	8–12 years

        When the Group leases assets under the terms of a long-term contract or other arrangements that transfer substantially all of the benefits and risks of ownership to the Group, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

        The book value of these assets is reduced whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

d)    Investments

        Investments are classified either as strategic investments or other investments:

    •
    strategic investments are valued according to the value in use model which includes, among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability, and restriction period;

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

g)    Research and development expenses

        Research and development expenses are charged as an expense as incurred. Such expenses amounted to € 2,924 million in 2003, € 3,420 million in 2002 and € 3,481 million in 2001.

h)    Translation of foreign currencies

        Amounts expressed in foreign currency are translated as follows:

    •
    transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction;

    •
    assets and liabilities expressed in foreign currencies are translated using exchange rates in effect at the balance sheet dates;

    •
    exchange differences arising from foreign currency transactions are included in the statement of income. However, exchange differences arising from intercompany transactions of a long-term investment nature (which are considered part of the Group's net investment) are accumulated as a separate component of consolidated stockholders' equity (translation reserve); those arising from specific hedging futures are deferred and recognized in income statement on a symmetrical basis with the losses and gains on items being hedged; and

    •
    statements of operations of foreign subsidiaries are translated at average exchange rates for the year; gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, as well as those related to hedges of net investments in foreign subsidiaries.

        The balance sheets of the Group's subsidiaries in Argentina as of December 31, 2001 have been translated using the peso rate of 1.57 for 1 U.S.$, which is the closing rate on the first trading day after reopening of the exchange markets in January 2002.

        The Group records in separate lines of the income statement the impact of gains and losses on foreign currency transactions, depending on the nature of the related transactions: operating, financing, investing.

i)     Deferred income taxes

        Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are calculated based on the income tax rate assumed to be in effect when the asset or liability reverses.

        Due to the complexity of the interaction of local tax regimes with the worldwide tax consolidation regime and the impacts of the non-renewal of this regime, the Group does not have a comprehensive scheduling of the reversal of temporary differences. Consequently, in accordance with article 3150 of the CRC Regulation 99-02, the Group recognizes deferred taxes on a non-discounted basis.

        A valuation allowance is recorded against deferred tax assets resulting from net operating losses and deductible temporary differences when their future realization is not likely. The valuation allowance is first assessed at the individual tax entity level and then consistently with the global tax strategy in the near term.

        Aventis benefits from the worldwide income tax regime. Under this regime, granted by French Ministry of Economics and Finance, the Group's income tax is calculated based upon the consolidation of its French and foreign qualifying subsidiaries. The Group renewed this regime for the period 2001 to 2003. The last authorization expired on December 31, 2003 and has not been renewed. Therefore, effective January 1, 2004, this regime no longer applies (see Note 24b for more information).

j)     Pension plans, retirement indemnities, and other commitments

        The Group accounts for its obligations with respect to pension and other postretirement benefits (see Note 14).

k)    Financial instruments

        The Group uses various financial instruments to manage its exposure to interest and currency fluctuations. The Group's policy is to manage its operating foreign exchange exposure on a macro basis. It enters into specific hedges for certain financial foreign exchange transactions. The Group may also enter into specific interest rate hedges for certain transactions. On December 31, 2002, the Amortizable Preferred Securities (see Note 11) were specifically hedged. During 2003 the specific hedges for the Amortizable Preferred Securities matured. On December 31, 2003 and 2002 certain debts (see Note 17) were specifically hedged.

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

n)    Stock subscription or purchase options

        For subscription stock options, the difference between the exercise price paid by the beneficiary upon exercise of the subscription option and the par value of the underlying share is recorded in additional paid-in-capital. Subscription stock options issued after June 30, 2001 have an exercise price that equals the average of the Group's stock market price over the twenty-day period prior to the issuance of the plan.

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

        If the Group had followed the fair value method for the stock option and stock purchase plans, net income and earnings per share would have been reduced to the following in 2003, 2002 and 2001:

	2003	2002	2001
Net income as reported (in € million)	1,901	2,091	1,505
Earnings per share basic as reported (in €)	2.42	2.64	1.91
Earnings per share diluted as reported (in €)	2.41	2.61	1.89
Compensation cost net of tax included in net income (in € million)	–	–	–
Compensation cost net of tax pro forma using fair value method (in € million)	332	270	204
Pro forma net income (in € million)	1,569	1,821	1,301
Pro forma basic earnings per share (in €)	2.00	2.29	1.65
Pro forma diluted earnings per share (in €)	1.99	2.28	1.63

        The Group uses the Black-Scholes pricing model to estimate the fair value of stock options. The following assumptions have been used for the stock options granted in 2003: 5 years expected life of options; 36.92% stock price volatility; 2.00% dividend yield; and 3.91% risk free interest rate.

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

o)    Earnings per share

        Earnings per common share are computed by dividing net income/(loss) by:

    •
    the average number of ordinary shares outstanding during the period (calculation of the basic earnings per share see Note 28); and

    •
    the average number of ordinary shares outstanding during the period, increased by the number of common shares that would have been outstanding if the dilutive potential common shares had been issued (calculation of the diluted earnings per share see Note 28).

p)    Transfers of financial assets

        Certain subsidiaries of the Group sell trade receivables as part of securitization programs in Europe and Japan. Receivables sold as part of the programs are defined as eligible receivables.

        Those assets are transferred by the Aventis subsidiaries to a bank on a monthly basis within the framework of these securitization programs, and are settled against a cash payment, which represents the difference between the gross amount sold and the collateral (defined as deferred purchase price) retained by the bank. The deferred purchase price is calculated by the bank based on historical performance of the receivables.

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

    i. Principles

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

    •
    collectibility is reasonably assured.

        The Group provides for estimated sales returns, sales discounts and rebates as reductions in determining sales in the same period the related sales are recorded. The sales returns and discount provisions are based on estimates derived from historical experience, specific economic factors, potential replacement product launches, product shelf life, etc. Sales rebates are deductions from list prices granted on the basis of volume sold and are provided for in the period in which the related sales are realized.

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

        Aventis periodically enters into contractual agreements to provide marketing and selling or R&D support to other parties. These services are performed in accordance with the terms of the individual contract. Delivery is deemed to have occurred when the conditions of the contract are met. Aventis records revenue when the contractual services have been performed and delivered in accordance with the individual contracts and when collection of the amounts due for these services is reasonably assured.

        Aventis also sometimes enters into multi-element arrangements. These are primarily a combination of a licensing or product divestment agreement and supply agreement. At the inception of such agreements and as each item in the arrangement is delivered, an analysis is performed to determine whether there are separate units of accounting. The separate units of such arrangement are accounted for and revenue is recognized separately if they constitute separate earnings processes, the delivered item has value on a stand alone basis, that there is objective and reliable evidence of the fair value of the undelivered item and that delivery or performance of the undelivered item is considered probable. If there is objective and reliable evidence of the fair value for all units, then consideration is allocated based upon their relative fair values. If there is no objective and reliable evidence of the fair value of the delivered item, Aventis utilizes the residual method to allocate consideration to the delivered items.

        Fair market value is determined by results of arms length transactions in arrangements with third parties, Aventis experience with other similar Aventis products and/or other publicly received information. As delivery of the goods and/or services related to the undelivered item is made, revenue is recognized to the extent appropriate for those deliveries. Where there is no separate culmination of an earnings process for individual deliverables, revenue recognition is determined in accordance with Aventis policy for the combined deliverables as a single unit of accounting.

    ii. Presentation in the Financial Statements

        Effective December 31, 2003, the Group has decided to present non-product sale revenues that constitute ongoing central operations of Aventis as revenues and no longer as "Other operating income" (see

Note 20). Costs associated with non-product sale revenues are included in their appropriate functional category.

        The non-product sales revenues consist of co-promotion income, which relates to arrangements whereby the Group performs promotional activities related to certain products of another company and receives a payment based on the income generated by the sales of the product. In 2003, 2002 and 2001, this relates primarily to the co-promotion agreement with Procter & Gamble on the product Actonel.

	2003	2002	2001
	(in € million)
Net Sales	17,815	20,622	22,941
Co-promotion income	252	161	151

        Other operating income from peripheral or incidental transactions such as royalty and licensing revenues resulting from product divestments, gains on disposal of products or peripheral service agreements are presented in the income statement under "Other operating income" (see Note 20).

2.   INTANGIBLE ASSETS

        Intangible assets are detailed as follows:

	December 31, 2003	December 31, 2002
	(in € million)
Goodwill	12,240	14,207
Patents and trademarks	2,005	2,122
Software	694	628

Total gross value	14,939	16,957

Accumulated amortization of goodwill	(4,091)	(4,577)
Accumulated amortization of patents and trademarks	(868)	(858)
Accumulated amortization of software	(372)	(378)

Net book value	9,608	11,144

        The patents and trademarks include € 45 million (€ 56 million as of December 31, 2002) of Taxotere distribution rights in Japan. The consideration due to Chugai is payable over 10 years starting in 2002 and the corresponding liability which amounts to € 37 million (€ 50 million as of December 31, 2002) is described in Note 16.

        Net goodwill relates to the following:

	December 31, 2003	December 31, 2002
	(in € million)
Prescription Drugs	7,493	8,954
Human Vaccines	656	676

Total	8,149	9,630

        As of December 31, 2003, the decrease in goodwill can be summarized as follows:

    •
    currency translation of € 1,013 million since most of the goodwill is reported in U.S.$;

    •
    amortization charges of € 480 million.

        Amortization charges relating to intangible assets are as follows:

	2003	2002	2001
	(in € million)
Goodwill	480	1,021	650
Patents and trademarks	126	150	186
Software	143	133	119

Total	749	1,304	955

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

    •
    Property plant and equipment for € 240 million (see Note 3).

3.   PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are detailed as follows:

	On December 31, 2003
	France	Germany	United States and Canada	Other countries	Total
	(in € million)
Land	56	99	92	44	291
Buildings	1,002	228	715	500	2,445
Equipment	2,214	1,403	578	926	5,121
Buildings and equipment in progress	270	199	228	122	819

Total gross value	3,542	1,929	1,613	1,592	8,676

Less: Accumulated depreciation (Note 1c)	(2,143)	(973)	(620)	(810)	(4,546)

Net book value	1,399	956	993	782	4,130

	On December 31, 2002
	France	Germany	United States and Canada	Other countries	Total
	(in € million)
Land	51	101	99	53	304
Buildings	958	201	825	511	2,495
Equipment	2,179	1,471	828	1,020	5,498
Buildings and equipment in progress	230	278	457	116	1,081

Total gross value	3,418	2,051	2,209	1,700	9,378

Less: Accumulated depreciation (Note 1c)	(2,042)	(1,025)	(1,049)	(807)	(4,923)

Net book value	1,376	1,026	1,160	893	4,455

        As of December 31, 2003, the decrease in net book value of property, plant and equipment is related to the:

    •
    reclassification of Aventis Behring's assets into assets held for sale (see Note 30);

    •
    negative translation impact for € 253 million mainly due to the evolution of the U.S.$/euro exchange rate;

    •
    acquisition of property, plant and equipment for € 836 million offset by disposals for € 112 million and a depreciation charge for € 714 million.

        In 2003, acquisitions were mainly related to Prescription Drugs (€ 627 million), the main investments relate to the facilities, which manufacture the Group's core strategic brands (Lantus, Lovenox and Ketek). These investments took place mainly in Germany (€ 202 million), France (€ 194 million) and the United States of America (€ 98 million).

        The investments related to Human Vaccines amounted to € 145 million in order to increase the Group's production capacity and to develop new laboratories in the U.S. and in France.

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

    •
    negative impact of the translation effects for an amount of € 378 million mainly related to the evolution of the U.S.$/euro exchange rate.

        In 2002, acquisitions are mainly related to Prescription Drugs (€ 698 million), including the Drug Innovation & Approval (DI&A) expansion project and various investments in the U.S. (€ 188 million), investments in Germany mainly related to Lantus and ramipril (€ 144 million), investments in France (€ 119 million), and the extension and renovation of Human Vaccines' manufacturing sites in France and in the U.S. (€ 102 million).

        Included in the foregoing tables are the following amounts related to assets subject to capital leases:

	December 31, 2003	December 31, 2002
	(in € million)
Buildings	26	27
Equipment	13	15

Total gross value	39	42

Less: Accumulated depreciation (Note 1c)	(35)	(34)

Net book value	4	8

4.   INVESTMENTS IN EQUITY METHOD INVESTEES

        Financial information for equity method investees (see Note 1a), including joint ventures described below, is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
	(in € million)
Net sales	6,430	13,598	16,193
Total assets	6,351	14,582	18,409
Net income	127	306	264
Long-term debt	1,314	3,210	4,501
Dividends distributed to consolidated subsidiaries	85	139	140

        The major change in 2003 results from the disposal of 9.9% of Rhodia shares to Credit Lyonnais as of May 2. As a result of this disposal, the Aventis share in the share capital of Rhodia was reduced to 15.3% from 25.2%. Due to this transaction, Aventis concluded that it was no longer able to exercise significant influence and therefore equity accounting has been discontinued as of the date of the transaction. Since this partial divestment, the remaining 15.3% of the share capital of Rhodia have been reclassified as marketable securities.

        Major changes in 2002 result from Dade Behring, which, on August 1, 2002, filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. On September 18, 2002, the bankruptcy judge approved the reorganization and set October 3 as the effective date. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring.

        Equity in earnings (losses) of affiliated companies before tax, as included in the statements of operations, consists of:

	2003	2002	2001
	(in € million)
Prescription Drugs	35	26	6
Human Vaccines	32	25	39
Corporate and Animal Health activities	129	157	169
Other activities	(303)	(157)	(129)

Total	(107)	51	85

        The participation in Merial is presented in "Corporate and Animal Health Activities." Retroactive adjustments have been made on historical figures to provide comparable information.

        The following major fluctuations resulted in "Other activities:"

    •
    In 2003, the losses are mainly due to the negative impact of Rhodia that was accounted for under the equity method until May 2 (€ 103 million, representing an adjustment to the market value), to an impairment of the Aventis investment in DyStar, as well as to the loss generated by Wacker.

    •
    In 2002, the losses recorded by the Group were due to the impairment on Rhodia. The European Commission required in 1999 that Aventis disposes of its investment in Rhodia by April 2004. This divestment was initially programmed through the issuance, in 1999, of bonds maturing in November 2003, and exchangeable, at the option of their holders, in Rhodia's shares. In November 2002, the Group repurchased 98.6% of these bonds through a cash tender offer and confirmed its intention to dispose of its stake in Rhodia in the near future. Considering the prolonged decline in the market value of Rhodia in 2002, the Group recorded a € 251 million impairment as of December 31, 2002 to reduce the carrying value of its investment to its market value. This is recorded in the line Equity in earnings of affiliated companies in the income statement.

    •
    In 2001, from the losses of Rhodia and Dade Behring together with the decrease in earnings of Wacker.

        The Aventis Consolidated Financial Statements include certain commercial transactions between the Group and unconsolidated affiliates (companies accounted for under the equity method and other affiliated companies). The most significant of these transactions are purchases and sales between the Group and its equity investees:

	2003	2002	2001
	(in € million)
Sales	212	203	316
Purchases	103	120	120

        Equity method investees on December 31, 2003 include the following joint ventures:

Name	% ownership	Partner	Business
Merial	50	Merck	Veterinary pharmaceuticals
Aventis Pasteur-MSD	50	Merck	Vaccines
Diabel	50	Pfizer	Pharmaceuticals
MCM vaccine company	50	Merck	Vaccines

        Individual financial information for these joint ventures is not listed for reasons of confidentiality. However, aggregate financial information for the joint ventures is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
	(in € million)
Total sales	2,225	2,416	2,425
Operating income	412	422	208
Income before tax	323	183	188
Total current assets	1,017	1,251	1,241
Total assets	1,754	1,946	1,993
Total equity	854	802	778
Long-term debt	141	145	169

5.   OTHER INVESTMENTS

        Other investments are detailed as follows:

	December 31, 2003	December 31, 2002
	(in € million)
Investments in majority-owned subsidiaries	26	197
Less: Write-downs	(14)	(75)
Net book value of investments in majority-owned subsidiaries	12	122

Companies owned 20% or more	41	33
Less: Write-downs	(40)	(26)
Net book value of companies owned 20% or more	1	7

Companies owned less than 20%	411	436
Less: Write-downs	(151)	(181)
Net book value of companies owned less than 20%	260	255

Total net book value	273	384

        As of December 31, 2002, investments in majority-owned subsidiaries principally consisted of the Group's holding company in China and its investments in Chinese joint ventures for a net amount of € 81 million. This subsidiary was fully consolidated as of December 31, 2003. This mainly explains the decrease in the net book value of investments in majority owned subsidiaries.

        In April 2002, Aventis and Genta Inc (a U.S. biopharmaceutical company) announced an agreement to jointly develop and commercialize an oncology compound (Genasense) in phase III clinical trials. On June 3, 2002 and following the achievement of a clinical research milestone, Aventis purchased 6,665,498 shares at U.S.$ 10.79 per share for a total amount of U.S.$ 72 million, representing approximately 10% of the outstanding voting shares. The stock purchase is subject to a minimum two-year holding period.

        Other investments are valued at the lower of cost and net realizable value (see Note 1d), accordingly the Group recorded for Genta an allowance amounting to € 21 million as of December 31, 2003 (€ 11 million as of December 31, 2002). For other investments that do not have a readily determinable fair value, the Group estimated their market value on December 31, 2003 and December 31, 2002 using total assets, stockholders' equity, net income and other relevant factors related to the companies involved.

        The investment in Millennium Pharmaceuticals ("Millennium") shares amounted to € 200 million (U.S.$ 253 million) as of December 31, 2003, € 242 million (U.S.$ 253 million) as of December 31, 2002. The Group considers this investment as a strategic investment designed to establish long-term relationships with Millennium and is using the value-in-use approach when valuing this investment (see Note 1d). As of December 31, 2003, the carrying value of this investment exceeds its value-in-use (€ 97 million) by approximately € 104 million. The write-down of the investment has been adjusted accordingly.

        On September 8, 2003, Aventis and Regeneron Pharmaceuticals Inc. announced that they entered into an agreement under which they will jointly develop and commercialize an antiangiogenesis compound (see Note 25). Under the terms of the agreement Aventis acquired Regeneron shares for an amount of € 36 million (U.S.$ 45 million).

6.   DEFERRED CHARGES AND OTHER ASSETS

        On December 31, 2003, deferred charges and other assets consist of:

	December 31, 2003	December 31, 2002
	(in € million)
Long-term receivables	162	442
Long-term deferred tax assets (Note 24)	1,251	1,500
Pension minimum liability adjustment (Note 14)	943	807
Prepaid pension cost (Note 14)	321	256
Others	339	417

Net value	3,016	3,422

        As of December 31, 2003, the caption "Others" includes capitalized milestone payments of € 86 million (€ 147 million as of December 31, 2002). Capitalized milestone payments are payments made for approved products within the frame of collaboration agreements with other pharmaceuticals or research companies resulting in the acquisition of an intangible asset.

        The decrease in long-term receivables is mainly due to an early payment related to the sale of Messer.

7.   INVENTORIES

        After elimination of intercompany profits, inventories consist of:

	December 31, 2003	December 31, 2002
	(in € million)
Raw materials and spare parts	355	574
Work in progress	1,441	1,736
Finished products	335	593
Less: valuation allowances	(155)	(173)

Net inventories	1,976	2,730

	December 31, 2003	December 31, 2002
	(in € million)
Prescription Drugs	1,396	1,413
Human Vaccines	569	503
Other activities	11	814

Net inventories	1,976	2,730

        The decrease in the inventories of € 754 million is mainly due to the reclassification of the Aventis Behring inventories to assets held for sale (see Note 30) partly compensated by the increase in the inventory level of Human Vaccines of € 66 million.

8.   NET TRADE ACCOUNTS AND NOTES RECEIVABLE

	December 31, 2003	December 31, 2002
	(in € million)
Accounts and notes receivable	2,462	2,680
Less: allowance for doubtful accounts	(108)	(136)

Net receivables	2,354	2,544

        Certain Group subsidiaries regularly sell trade receivables, such sales being part of securitization programs implemented in Europe and Japan. The cumulative receivables sold (addition of the amounts sold at the end of each quarter) under these programs amounted to € 2,021 million for 2003 (€ 2,752 million during 2002).

        The actual proceeds from the sale of receivables under the various programs as of December 31, 2003 amounted to € 436 million (€ 455 million as of December 31, 2002). The receivables sold are transferred by the Aventis subsidiaries to a bank on a monthly basis within the framework of these securitization programs and are settled against a cash payment. The difference between the gross amount sold and the amount paid by the bank is generally referred to as Deferred Purchase Price (DPP) and is recorded under Accounts and Notes Receivable (see Note 25), which amounted to € 27 million as of December 31, 2003 (€ 33 million as of December 31, 2002). This equates to approx. 6% of the gross amounts sold. The Average DPP for the year was 6%. This percentage is calculated by the bank based on historical performance of the receivables.

9.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2003	December 31, 2002
	(in € million)
VAT and other taxes	677	583
Prepaid expenses and interest	215	257
Short-term loans and current portion of long-term loans	33	59
Receivables from insurance carriers	15	51
Market value of financial instruments (Note 25g)	707	488
Deferred income taxes (Note 24)	748	896
Other receivables	707	687
Other	37	52

Total	3,139	3,073

        In 2003, the favorable evolution of the euro against other currencies contributed to the significant increase in the market value of financial instruments.

10. STOCKHOLDERS' EQUITY

a)    Ordinary shares

        As of December 31, 2003, share capital was divided into 802,292,807 ordinary shares (799,474,490 as of December 31, 2002; 795,621,603 as of December 31, 2001).

        In 2003, Aventis issued 332,630 ordinary shares (1,511,814 in 2002; 886,514 in 2001); resulting in a capital increase of € 1 million (€ 6 million in 2002; € 3 million in 2001) and additional paid-in capital of € 10 million (€ 46 million in 2002; € 17 million in 2001), following the exercise of stock options.

        In 2003 and 2002, Aventis launched share issues reserved exclusively for Group employees. A total of 2,485,687 new ordinary shares were created in 2003 and 167,576 warrants were issued (2,341,073 new ordinary shares and 95,385 warrants in 2002) resulting in a capital increase of € 10 million (€ 9 million in 2002) and additional paid-in capital of € 86 million (€ 138 million in 2002). In 2001, no capital increase reserved for Group employees took place (see Note 31).

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

        On December 31, 2003, the Group held in total 22,855,218 of its own shares (7,194,675 as of December 31, 2002; 1,901,626 as of December 31, 2001), of which 22,818,234 shares were recorded as a reduction in Stockholders' equity (6,900,876 as of December 31, 2002; 1,801,787 as of December 31, 2001) and 36,984 shares were recorded as marketable securities (293,799 as of December 31, 2002; 99,839 as of December 31, 2001).

        In 2003, pursuant to the authorizations granted by its shareholders, Aventis purchased 15,917,358 of its own shares, which represent as of December 31, 2003 1.98% of its share capital. In 2003, Aventis did not sell or cancel any of its own shares.

        In the frame of the share repurchase program approved at the shareholders' meeting, Aventis repurchased shares in 2003 as follows:

2003 Share Repurchase Activity*

Month	Number of Shares repurchased
January 2003	0 share
February 2003	958,051 shares
March 2003	1,053,553 shares
April 2003	588,620 shares
May 2003	1,436,655 shares
June 2003	1,188,475 shares
July 2003	1,517,680 shares
August 2003	2,718,139 shares
September 2003	3,697,242 shares
October 2003	1,849,100 shares
November 2003	728,799 shares
December 2003	181,044 shares
Total	15,917,358 shares

*
These shares are booked as a reduction of the Stockholders' equity.

        As of December 31, 2003, the number of existing voting rights totaled 779,437,589 (792,279,815 existing voting rights as of December 31, 2002; 793,719,977 existing voting rights as of December 31, 2001).

b)    Capital equity notes 1986

        In December 1986, Aventis issued U.S.$ 300 million (€ 304 million) of Capital equity notes.

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

        In 2002, 2000, 1993 and 1992, the Group repurchased certain of the Capital equity notes 1986. After these transactions, the amount of such securities outstanding was U.S.$ 161 million (€ 164 million) as of December 31, 2002 and U.S.$ 194 million (€ 197 million) as of December 31, 2001.

        On June 24, 2003, Aventis exercised its option to totally redeem the Capital equity notes 1986 at par value.

        The payments on the Capital equity notes 1986 for each six-month period (annual rate applied for a six-month period) were as follows:

2003		2002		2001
December	June	December	June	December	June
–	2.400%	2.970%	2.980%	4.615%	7.20188%

c)     Capital equity notes 1993

        In June 1993, Aventis issued U.S.$ 370 million (€ 319 million) of Capital equity notes which were titled "Auction Rate Coupon — Titres Subordonnés à Durée Indéterminée." In 1998, Aventis repurchased U.S.$ 15 million of these securities (€ 13 million). As of December 31, 2003, U.S.$ 355 million of these securities remain outstanding (€ 306 million).

        Holders of these securities are entitled to semi-annual payments in the form of interest at a rate equal to LIBOR plus a margin. For the first 10 years, the margin was fixed at 1.15%. In 1998, Aventis renegotiated the remuneration on these securities. For the interest periods between December 1997 and December 2000, the margin was fixed at 0.65% per year. For periods subsequent to December 2000, the margin will be set by auction with ceilings established by three-year periods. For the interest periods between December 2000 and December 2003, the margin has been fixed at 0.90% per annum. For the interest periods between December 2003 and December 2006, the margin has been fixed at 1.10% per annum.

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

d)    Preference shares, Series "A" 1993

        On July 7, 1993, Rhône-Poulenc Overseas Limited, a wholly owned subsidiary of Aventis, issued preference shares, Series "A," for a total amount of U.S.$ 402.5 million (€ 352 million). Payments on these shares are guaranteed by Aventis.

        Holders of these shares are entitled to a cumulative preferential dividend at a rate per annum equal to 8 1/8%, payable quarterly. The Group can decide to suspend dividends in the absence of distributable profits of Aventis. These dividends are hedged for foreign currency risks.

        These shares do not have a planned date of redemption, and the holders thereof do not have the right to redemption except in the case of liquidation of the issuer or of Aventis. In a liquidation of the issuer, holders of these shares will be entitled to receive a liquidation preference of U.S.$ 25 per share plus accumulated unpaid dividends. However, if at the time of such liquidation of the issuer, Aventis is also in liquidation, the liquidation preference of the holders shall rank junior to all liabilities of Aventis (including any interest on any participating shares), excluding any indebtedness or preferred stock for which it is specified that their ranking is pari passu with or inferior to preference shares, Series "A" 1993.

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

        Following the public offering launched during the 1993 privatization operations, 4,659,714 participating shares Series "A" were exchanged for new ordinary shares. As of December 31, 2003, following additional repurchases, 3,296 participating shares Series "A" remained outstanding (3,546 as of December 31, 2002; 3,621 as of December 31, 2001).

        The PSSAs are non-voting, non-redeemable, freely transferable securities of the company. Holders of PSSAs are entitled to receive an annual payment on August 15 of each year. The annual payment represents the sum of a fixed (€ 1.10 per PSSA) and a variable portion equal to 150% of the greater of four times the dividend per ordinary share as decided by the Annual Meeting of Shareholders or the amount calculated pursuant to a formula which takes into account the changes in consolidated sales and consolidated net income.

        The total amount of the annual payment is cashed-out if net annual income available for distribution to common shareholders of Aventis after the annual payment exceeds € 0.15 million. The fixed portion of the annual payment is cumulative whereas the variable portion is not.

f)     Participating shares 1983

        Following French legislation dated January 3, 1983, Aventis issued participating shares for a total amount of € 94 million. A total of 620,000 shares were issued at € 152.45 per share and are not mandatorily redeemable except in the case of the liquidation of Aventis or if the life of the company is not extended after July 17, 2030; in such a case, participating shares would be redeemed at par value. However, Aventis had an option, which could have been exercised between the twelfth and twentieth years following the issue, to redeem these shares at prices progressing from € 457.35 (October 1, 1995) to € 762.25 (October 1, 2003). In 1988, 1987 and 1986, certain holders of warrants or debentures exercised their rights for 161,308, 82,891 and 129,684 participating shares, respectively. As a result, the total par value of participating shares as of December 31, 1997, was € 152 million.

        In 1998, Aventis made a public offer for each of these securities in exchange for 11 ordinary shares "A." In connection with this exchange offer, 847,205 of these securities were repurchased. In addition, Aventis repurchased 26,150 of these securities for € 11 million in 1998, 5,000 of these securities for € 2 million in 2001, 7,034 of these securities for € 3 million in 2002 and 5,048 of these securities for € 2 million in 2003. As of December 31, 2003, 146,678 of these securities remain issued and recorded in the financial statements for an amount of € 22 million in the accounts.

        Annual payments are due in October. Payments are calculated at a minimum rate of 10%, consisting of a fixed 7% component and a variable 3% component indexed on the evolution of consolidated sales, adjusted, as necessary, based on the criteria stated in the bulletin approved by the Commission des Opérations de Bourse on June 7, 1983. The rate of interest paid on October 1, 2003, 2002, and 2001, amounted to 14.4%, 14.1% and 13.3% respectively.

g)    Additional paid-in capital

        Additional paid-in capital represents the difference between the par value of securities issued and the amounts received (either in cash or in assets) by Aventis at the time of their issuance.

h)    Retained earnings and other additional paid-in capital

        Consolidated retained earnings and other additional paid-in capital consists of the following:

	December 31, 2003	December 31, 2002
	(in € million)
Aventis distributable retained earnings	2,616	2,380
Other retained earnings	(323)	(717)
Other additional paid-in capital	859	859
Effect of the business combination	(15,274)	(15,274)

Total	(12,122)	(12,752)

        Consolidated retained earnings include the current year's net income (loss) after preferred remuneration and before dividends paid. The reserves arising from revaluations of assets are not reflected in the above amounts.

        The Hoechst/Rhône-Poulenc business combination has been accounted for using a method based on net book values. This method combines the results of operations, assets, liabilities and shareholders' equity of the acquirer and acquiree at their respective book values on the acquisition date, i.e. December 15, 1999.

        The effects on Aventis consolidated retained earnings and other additional paid-in capital are the following:

Reduction (increase) in retained earnings and
other additional paid-in capital due to the formation of Aventis on December 15, 1999

(in € million)
– Par value of Aventis shares issued in connection with the exchange offer	1,550
– Additional paid-in-capital resulting from the issuance	16,843
– Direct costs of acquisition (net of tax)	80
Exchange value of Hoechst's shares	18,473

– Less Hoechst's consolidated net equity as of December 15, 1999 (96.75%)	(3,109)

Excess of Hoechst's exchange value over net book value	15,364
– Reconstitution of Hoechst translation reserve(1)	(122)
– Impact on retained earnings and other additional paid in capital in 2000(2)	92
– Impact on retained earnings and other additional paid in capital in 2001(3)	(60)
Impact of French acquisition method on retained earnings and other additional paid in capital as of December 31, 2002 and 2003	15,274

(1)
Including a reclassification of € 485 million to "retained earnings and other additional paid-in capital" recorded in 2002.
(2)
During 2000, the Group has completed the business combination with Hoechst, in accordance with the French acquisition method based on net book value (regulation CRC99-02, § 215). In particular, the Group acquired in 2000 some remaining Hoechst shares not exchanged, and the minority interest of Schering in AgrEvo.
(3)
In accordance with the French acquisition method based on net book values (regulation CRC99-02, § 215) the unrealized gain related to non-strategic asset as of the date of acquisition has been calculated and recorded in the stockholders' equity, and the additional gain on the disposal of these assets since the acquisition has been recorded in the income statement. This resulted in an increase in Aventis retained earnings by € 60 million in 2001, primarily related to Messer.

11. AMORTIZABLE PREFERRED SECURITIES

        In July 1988, Rhône-Poulenc Equity Finance BV (100% owned by Aventis) issued at par through a private placement, securities with a total par value of U.S.$ 1,200 million in exchange for cash proceeds of U.S.$ 891 million (excluding issuance costs of U.S.$ 18 million). These securities, unconditionally guaranteed by Aventis, have no stated due date or maturity, and the Group has no obligation to redeem these securities except in the limited circumstances described below.

        For the first 15 years, periodic payments were made in the form of interest at a rate slightly higher than LIBOR, computed based on the par value of the securities. Thereafter, the holders have the right to periodic payments made at a nominal rate in perpetuity.

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

        The Group has determined that these securities are in substance equivalent to equity instruments. However, in accordance with the U.S. Securities and Exchange Commission ("SEC") rules requiring presentation of temporary equity apart from stockholders' equity, the Group has classified the proceeds of the issue outside stockholders' equity in the line "Amortizable preferred securities."

        The payments made in January 2002 for the last six months period were 4.98% p.a., and 3.18% p.a. in July (8.20% and 6.69% respectively in 2001). The payments made in 2003 were comprised between 2.37% p.a. and 3.15% p.a. As stated in Note 1k, the semi-annual payments indexed as LIBOR were partly hedged for interest rate changes and the preferred remuneration has been hedged for exchange rate changes. The principal amount has not been specifically hedged, but was managed within the global exchange rate exposure of the Group. As a result, the exchange rate gains or losses from translation of the principal at each year-end (€ 5 million gain in 2003; € 22 million gain in 2002; € 13 million loss in 2001) are offset by exchange gains or losses on foreign rates hedging instruments.

        At the end of 2003, the Amortizable Preferred Securities were fully amortized. The amortization of the carrying value was U.S.$ 94 million in 2003 (€ 74 million, translated at year-end rate).

        The market value of the amortizable preferred securities amounted to less than € 0.001 million as of December 31, 2003 and will perpetually remain below this level (€ 97 million as of December 31, 2002; € 223 million as of December 31, 2001).

12. MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES

        Minority interests in net assets of consolidated subsidiaries includes the following:

	December 31, 2003	December 31, 2002
	(in € million)
Minority interests of ordinary shareholders:
– Hoechst AG	19	36
– Hoechst Marion Roussel	50	46
– Pharmaserv Marburg	12	12
– Subsidiaries of Rhône-Poulenc Rorer Inc.	11	10
– Others	75	55

Total	167	159

        In 2003, Aventis repurchased some minority interests of Hoechst AG. The minority interest in Hoechst AG has been reduced to 1.9% of the capital of Hoechst AG.

13. MANDATORILY REDEEMABLE PARTNERSHIP INTEREST

        A third-party financial investor contributed on June 28, 2001, U.S.$ 250 million (€ 198 million as of December 31, 2003 and € 238 million as of December 31, 2002) in cash to obtain a limited partner's interest in Carderm Capital L.L.P. ("Carderm"), a fully consolidated partnership that owns certain assets of Prescription Drugs. The limited partner's interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis is the general partner in Carderm and has a 63.3% ownership interest and management control.

        On or after March 10, 2007, Aventis may have, at the option of the limited partner, the option to purchase under certain circumstances the limited partner's entire interest. This limited partner's interest is reported in Aventis consolidated financial statements as a mandatorily redeemable partnership interest as of December 31, 2003.

        The decrease in value of the mandatorily redeemable partnership interest as of December 31, 2003 compared to December 31, 2002 is due to the decrease of the U.S. dollar versus the euro.

        This mandatorily redeemable partnership interest is included in other long-term liability in 2003. As a consequence the presentation for 2002 and 2001 has been adjusted accordingly.

        The fair value of this financial instrument amounted to € 216 million as of December 31, 2003.

14. PENSION PLANS, RETIREMENT INDEMNITIES AND OTHER ENGAGEMENTS

        Consolidated companies provide pension benefits and retirement indemnities, including a number of defined benefit pension plans that cover the majority of the Group's employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Defined benefit plans covering employees in France are all unfunded.

        Actuarial evaluations of benefit obligations have been computed, as of December 31, 2003 and 2002. The calculations were based on:

    •
    turnover assumptions for current personnel and mortality assumptions for all participants and salary progression assumptions;

    •
    a retirement age of 60 to 65 for French employees and of 60 for German employees. The retirement assumptions reflect economic and demographic factors for foreign consolidated companies; and

    •
    discount rates, used in determining the actuarial present value of the projected benefit obligation; these discount rates were 5.0% as of December 31, 2003 and 5.5% as of December 31, 2002 for French and German plans and ranged from 5.5% to 7.0% as of December 31, 2003, and from 5.75% to 7.0% as of December 31, 2002, for other foreign plans.

    •
    expected long-term rates of return for plan assets; these rates ranged from 4.0% to 9.0% as of December 31, 2003, from 3.0% to 9.5% as of December 31, 2002. The Group mainly has plan assets in the U.S. and in the UK. In those two countries the expected long-term rates of return for plan assets were respectively 9% as of December 31, 2003 and as of December 2002 for the U.S. plans and were 8% as of December 31, 2003 and as of December 31, 2002 for the UK plans.

        The Group's weighted average assumptions used to determine benefit obligations at December 31, 2003 and 2002 are the following:

	2003	2002
Discount rate	5.16%	5.69%
Rate of compensation increase	3.54%	3.51%

        In 1988, the Group irrevocably transferred to an insurance company the vested benefits of retired and early-retired employees of most French companies. As a consequence the projected benefit obligation of the French companies include the following items:

    •
    non-vested benefits for active employees;

    •
    benefits earned after the transfer for retired and pre-retired employees for whom the above-mentioned transfer has been made since October 1, 1988; and

    •
    all benefits earned for retired and pre-retired employees non included in the above-mentioned transfer.

        For French companies, actual benefit obligations amount to € 752 million as of December 31, 2003 (€ 658 million as of December 31, 2002). Effects of projected future salary increases amount to € 126 million as of December 31, 2003 (€ 81 million as of December 31, 2002). This includes the effect of the new French regulation on Pensions ("Loi Fillon").

        For German companies, actual benefit obligations amount to € 2,375 million as of December 31, 2003, (€ 2,329 million as of December 31, 2002). Effects of projected future salary increases amount to € 23 million as of December 31, 2003 (€ 26 million as of December 31, 2002).

        For other foreign companies, actual benefit obligations amount to € 2,439 million as of December 31, 2003, (€ 2,344 million as of December 31, 2002). Effects of projected future salary increases amount to € 198 million as of December 31, 2003 (€ 194 million as of December 31, 2002).

        The minimum liability for pension plans with accumulated benefits in excess of assets has been recorded in the Group consolidated financial statements as a long-term liability with a corresponding deferred asset.

        In determining net pension cost, the Group follows the practice of amortizing gains and losses if, as of the beginning of the year, the net unrecognized gains and losses exceeds 10% of the greater of the projected benefit obligation and the market related value of plan assets.

        The following table reconciles the funded status of the Group's plans with amounts recognized in the Group's consolidated balance sheet as of December 31, 2003 and 2002:

	Pension and retirement indemnities		Other post-retirement benefits
	2003	2002	2003	2002
	(in € million)
PROJECTED BENEFIT OBLIGATION
Projected benefit obligation as of January 1	5,631	6,739	126	206
– French companies	739	814	10	18
– German companies	2,355	2,517	0	2
– Other foreign companies	2,537	3,408	116	186

Benefits earned during the year	124	125	3	4
Interest cost	307	348	8	9
Plan participant contribution	6	6	1	–
Plan amendments	50	3	1	(1)
Acquisitions and divestitures	2	(1,004)	1	(66)
Curtailments and settlements	7	(13)	–	(4)
Actuarial (gains) and losses	416	142	13	10
Benefits paid	(339)	(386)	(8)	(9)
Effect of currency translation	(291)	(329)	(17)	(23)

Projected benefit obligation as of December 31	5,913	5,631	128	126
– French companies	878	739	8	10
– German companies	2,398	2,355	1	–
– Other foreign companies	2,637	2,537	119	116

PLAN ASSETS AT FAIR VALUE
Fair value as of January 1	(2,119)	(2,918)	–	–
Actual return on plan assets	(250)	90	–	–
Employer contribution	(1,762)	(375)	–	–
Plan participant contribution	(6)	(6)	–	–
Benefits paid	131	131	–	–
Acquisitions and divestitures	(6)	692	–	–
Curtailments and settlements	–	11	–	–
Effect of currency translation	225	256	–	–

Fair value as of December 31	(3,787)	(2,119)	–	–

Projected benefit obligation in excess or (less) than plan assets	2,126	3,512	128	126

Unamortized net gain and (losses):
– Unrecognized net gains and (losses)	(1,222)	(1,008)	(15)	(13)
– Net transition (debit) credit	(9)	(15)	(11)	(5)
– Plan amendments	(56)	(7)	1	3
Adjustment required to recognize minimum liability	943	807	–	–

PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	1,782	3,289	103	111

Prepaid pension cost	(321)	(256)	–	–
Aventis Behring Liabilities in 2003	66	N/A	2	N/A
Short-term liability	243	217	3	2
Long-term liability	1,794	3,328	98	109

        Pension liabilities related to Aventis Behring are included in the liabilities related to operations held for sale (see Note 30), and are therefore excluded from the pension liabilities reported in the Group's balance sheet.

        The following table reconciles, for the Group excluding Aventis Behring, the funded status of the pension plans with the pension liability as of December 31, 2003 and 2002:

	Pension and retirement indemnities		Other post-retirement benefits
	2003	2002	2003	2002
	(in € million)
Projected benefit obligation as of December 31 – excluding Aventis Behring	5,778	5,493	126	124

Plan Asset at fair value as of December 31 – excluding Aventis Behring	(3,742)	(2,068)	–	–

Projected benefit obligation in excess or (less) than plan assets – excluding Aventis Behring	2,036	3,425	126	124

Unamortized net gain and (losses):
– Unrecognized net gains and (losses)	(1,181)	(963)	(15)	(13)
– Net transition (debit) credit	(8)	(13)	(11)	(5)
– Plan amendments	(54)	(4)	1	3
Adjustment required to recognize minimum liability	923	784	–	–

Pension liability (prepaid pension cost) – excluding Aventis Behring	1,716	3,229	101	109

Prepaid pension cost	(321)	(252)	–	–
Short-term liability	243	214	3	2
Long-term liability	1,794	3,267	98	107

        The Contractual Trust Agreement (CTA) was created in 2002 following the decision of Aventis to fund the major part of pension obligations in Germany. It is an entity legally independent from the Group, which will meet future obligations for the payment of retirement benefits of the employees. Given the legal structure of the CTA, the assets held by the CTA are segregated and restricted assets to provide pension benefits and therefore qualify as plan assets. Aventis decided to accelerate the funding of these pension obligations with an additional contribution of € 1.5 billion to the CTA in December 2003. The initial cash transfer had occurred in December 2002 for an amount of € 170 million.

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

        The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

	2003	2002
	(in € million)
French companies:
– Accumulated benefit obligation	752	658
– Projected benefit obligation	878	739
– Plan assets at fair value	50	51

German companies:
– Accumulated benefit obligation	2,375	2,329
– Projected benefit obligation	2,398	2,355
– Plan assets at fair value	1,714	170

Other foreign companies:
– Accumulated benefit obligation	2,056	2,269
– Projected benefit obligation	2,188	2,446
– Plan assets at fair value	1,572	1,807

        Net periodic pension cost includes the following components:

	2003	2002	2001
	(in € million)
Benefits earned during the year	124	125	144
Interest cost on projected benefit obligation	307	348	397
Expected return on assets	(180)	(187)	(259)
Net amortization and other deferrals	67	58	26

Net pension expense	318	344	308

        Net periodic pension cost related to Aventis Behring and included in the above table amounted to € 16 million in 2003, to € 15 million in 2002, and to € 10 million in 2001.

        Net periodic pension cost related to Aventis CropScience and to Aventis Animal Nutrition amounted respectively to € 25 million and € 1 million in 2002, to € 41 million and € 3 million in 2001.

        The Group's weighted average assumptions used to determine net periodic pension cost for years ended December 31, 2003 and 2002 are the following:

	2003	2002
Discount rate	5.69%	6.27%
Expected long-term return on plan assets	8.10%	8.48%
Rate of compensation increase	3.51%	3.47%

        The overall expected long-term rate of return on plan assets is a result of the market data per asset portfolio. This return data reflects historic returns per asset category and future projections and is based on the advice by capital markets experts and pension experts.

        The Group's pension plan weighted-average asset allocation at December 31, 2003 and 2002 is as follows:

	Plan Assets at December 31,
	2003	2002
Asset Category
Equity Securities	61.67%	57.77%
Debt Securities	35.32%	33.73%
Real Estate	1.48%	2.54%
Cash	1.33%	5.25%
Others	0.20%	0.71%

Total	100.00%	100.00%

        The overall target allocation percentage for the Group's plan assets in 2004 is 61% in Equity Securities, 32% in Debt Securities, 6% in Real Estate, and 1% in Cash. This group allocation is built on the local level and generally reflects the local liability structure. The strategic asset allocation tends to be the result of asset liability modelling in combination with capital markets expertise, tax considerations and risk assumptions per major country.

15. PROVISION FOR RESTRUCTURING

        Each year the Group, based on its strategies and the level of productivity that it desires to achieve, reviews its activities and production sites. These reviews permit it to decide upon, if necessary, restructuring measures for which a provision is recorded.

	2003	2002	2001
	(in € million)
Provision as of January 1	125	302	683
New measures	252	83	85
Changes in estimates of earlier measures	(1)	(15)	(35)

Provision charged to the income statement	251	68	50

Utilization of the provision	(179)	(214)	(424)
Divestitures	(6)	(27)	–
Effect of changes in exchange rates	–	(4)	(7)

– Short-term liability	125	48	203
– Long-term liability	66	77	99

Provision at the end of the period	191	125	302

        As of December 31, 2003, the provisions for restructuring mainly concern Prescription Drugs in France (€ 108 million) and in Germany (€ 17 million).

        2003 new measures mainly consist in restructuring of:

    •
    Research and development operations in the Paris area (France) which shall result in a reduction of the workforce of about 500 people.

    •
    Industrial operational activities in connection with the planned disposal of certain sites.

    •
    The reorganization of the commercial operational activities in several European countries.

        The utilization of the provision in 2003 relates primarily to the restructuring of French or German activities.

        The utilization of the provision 2002 related primarily to the following:

        In Prescription Drugs the utilization of € 149 million concerned France (€ 43 million in 2001), Ireland (€ 43 million in 2001), the United States (€ 18 million in 2001) and other countries (€ 45 million in 2001). The charges relate primarily to cash payments made to employees for restructuring measures taken in late 2000, in 2001, or during 2002.

        In Aventis CropScience, Corporate and Others, the expenses of € 65 million charged to the provision in 2002 primarily concerned Germany (€ 21 million) and France (€ 19 million).

        The long-term liability primarily concerns plans relating to restructuring in France and Germany.

        The provision for restructuring covers the following costs:

	December 31, 2003	December 31, 2002
	(in € million)
Personnel charges	159	115
Closing costs and write-down of facilities	32	10

Total	191	125

        The personnel charges include certain early retirement, unemployment and other benefits. The write-down of facilities reduces the related property, plant and equipment to their net realizable value.

16. OTHER PROVISIONS AND LONG-TERM LIABILITIES

        The other provisions and long-term liabilities are as follows:

	December 31, 2002	Addition	Use of provision	Translation effects	Transfer short-term	Change in scope	December 31, 2003
	(in € million)
Provision for taxes (Note 24b)	1,398	67	(382)	(74)	1	–	1,010
Provision for financial risks	226	20	(136)	–	–	–	110
Other post-retirement benefits (Note 14)	109	11	–	(13)	(7)	(2)	98
Jubilee benefits	75	25	(2)	–	(9)	(4)	85
Other provisions for personnel expenses	95	25	(20)	(1)	(7)	–	92
Provision for litigation	133	44	(38)	(4)	63	–	198
Environmental liabilities	83	34	(2)	(7)	27	–	135
Accrued liabilities	141	40	(39)	(4)	128	–	266
Other	296	116	(113)	(11)	(62)	(2)	224

Total	2,556	382	(732)	(114)	134	(8)	2,218

        As of December 31, 2003, changes result principally from:

    •
    Additions are mainly explained by new provisions for taxes of € 67 million and the addition in deferred income of € 99 million (caption "Other"). The latter amount is mainly due to the sale of the rights to distribute Ketek in Japan (the revenue of this transaction is spread over 10 years).

    •
    Use of other provisions are mainly explained by the payment of € 48 million related to the Millennium deal on the line "Other."

    •
    Translation effects are principally due to the decrease of the U.S.$ against the euro.

        As of December 31, 2003, the line "Other" mainly includes the deferred income (€ 99 million) and a long term liability relating to the purchase from the Chugai company of the Taxotere distribution rights in Japan (see Note 2).

17. LONG-TERM DEBT

        The analysis of long-term debt by currency of repayment after the effect of currency hedges is:

	December 31, 2003	December 31, 2002
	(in € million)
Euro	3,075	1,738
U.S. dollar	8	39
Japanese yen	–	1
British pound	–	4
Other currencies	75	4

Total	3,158	1,786

        Long-term debt is repayable as follows:

	Debentures	Bank borrowings	Total
	(in € million)
2005	8	255	263
2006	1,250	59	1,309
2007	64	11	75
2008	–	8	8
Subsequent years	1,500	3	1,503

Total	2,822	336	3,158

        On April 18, 2001, Aventis issued a 5% public bond due in 2006 with a nominal amount of € 1,250 million.

        On July 29, 2003, Aventis reimbursed € 929 million representing the aggregate amount of the 2.75% bonds exchangeable by the bondholders into 11.8% of Clariant's capital share issued by Hoechst in 1999. On December 31, 2002, these bonds of € 929 million maturing in 2003 were included in the current portion of the long-term debt.

        The increase in long-term debt from December 31, 2002 to December 31, 2003, is mainly explained by the issuance on September 15, 2003 of a 4.25% public bond due in 2010 with a nominal amount of € 1,500 million.

        To limit the risk of changes in rates of interest and foreign exchange for certain long-term debt, the Group entered into interest rate and foreign currency swaps for a total principal amount of € 1,347 million (€ 801 million as of December 31, 2002).

        An analysis of debentures and bank borrowings by interest rate after the effect of interest rate hedges is as follows:

	December 31, 2003		December 31, 2002
Interest rate	Debentures	Bank borrowings	Debentures	Bank borrowings
	(in € million)
Up to 5%	2,564	33	569	38
5% to 8%	250	294	801	349
Greater than 8%	8	9	19	11

Total	2,822	336	1,389	398

        At December 31, 2003, the weighted average annual interest rate on long-term debt after hedging was 3.87% (2002: 4.68%).

        The portion of debt bearing interest at fixed rates of interest is approximately 68% of total long-term debt after hedging at December 31, 2003 (2002: 68%).

        The maturity of debt relating to capital leases (the long-term portion being included in bank borrowings, above) is as follows:

	December 31, 2003	December 31, 2002
	(in € million)
2003	–	3
2004	2	2

Total	2	5

        The analysis of average interest rates relating to this debt is as follows:

	December 31, 2003	December 31, 2002
	(in € million)
Up to 7%	2	5

Total	2	5

        The market value of the Group's long-term debt after currency and interest rate hedges (including long-term and short-term portions) has been evaluated based on market rates and terms available to the Group for issues similar or of the same maturity and is estimated to be € 3,535 million at December 31, 2003 (€ 3,005 million at December 31, 2002), compared to the recorded amount of € 3,307 million at December 31, 2003 (€ 2,862 million at December 31, 2002). These market values have been determined for each borrowing either by the Group from conditions offered on the market or from financial intermediates at the balance sheet date.

18. OTHER CURRENT LIABILITIES

	December 31, 2003	December 31, 2002
	(in € million)
Payables related to fixed asset acquisitions	219	244
Short-term provision for restructuring (Note 15)	125	48
Personnel and social charges	1,090	1,066
VAT and other taxes	731	570
Deferred income taxes (Note 24)	307	212
Short-term supplemental pension and retirement indemnities (Note 14)	243	217
Accrued expenses	378	766
Deferred income	73	24
Accrued interest payable	92	100
Market value of financial instruments (Note 25g)	311	290
Provision for product liability	192	430
Provision for litigation	206	411
Provision for rebates & returns	369	355
Environmental liabilities	91	136
Other short-term provisions and accrued liabilities	1,090	1,229

Total	5,517	6,098

        In 2003, main variances on other current liabilities are:

    •
    The decrease of accrued expenses of € 388 million due in particular to:

  •
  Aventis Behring related accrued expenses which have been reclassified as liabilities related to operations held for sale (Note 30).

  •
  The impact of foreign exchange rate fluctuation between U.S.$ and euro.

  •
  Other payments of accruals.

  •
  The decrease in provision for product liability of € 238 million mainly explained by payments related to divested products.

  •
  The decrease in provision for litigation of € 205 million following the settlement of a certain number of legal cases.

  •
  The decrease in other short-term provisions of € 184 million due in particular to the transfer to long-term of some insurance related provisions.

19. SHORT-TERM BORROWINGS

        Short-term borrowings relate to the following items:

	December 31, 2003	December 31, 2002
	(in € million)
Bank borrowings	263	382
Commercial paper	1,376	1,275
Borrowings from non consolidated companies	51	62

Total	1,690	1,719

20. OTHER OPERATING INCOME/OTHER OPERATING EXPENSES — NET

        To enhance the information given in the notes, the "other operating income" and "other operating expenses — net" are presented on two separate lines of the Consolidated Statement of Operations. Also and as described in Note 1r ("Revenue Recognition"), the co-promotion income has been reclassified at the top of the Consolidated Statement of Operations. The change of presentation has been applied retrospectively to 2002 and 2001.

        Other operating income consists of:

	2003	2002	2001
	(in € million)
Royalty and licensing revenues	400	423	445
Income from service contracts	45	93	80
Income from divestment of products and other rights (intangible assets)	354	334	293
Others	49	47	–

Total	848	897	818

        As a result of strategic alliances, divestments or other transactions related to products, the Group receives certain payments and records income for retained rights to products. Such revenues are recorded in the caption "Royalty and license revenues" as they are earned.

        As a strategic component of the pharmaceutical business, the Group periodically enters into transactions to divest products and other rights in certain markets. Income from such transactions is recorded in the caption "Income from divestment of products and other rights."

        On November 18, 2003 the Group sold its rights to three gastrointestinal products, Carafate/Sulcrate, Bentyl/Bentylol and Proctosedyl, to Axcan Pharma Inc. (Axcan) for U.S.$ 145 million (€ 128 million).

        In addition, in 2003, "Income from divestments of products and other rights" includes the sale of product rights to Maalox granular in the Japan market; the rights related to certain products into the German market place; the sale of certain rights related to the product, Temozolomide; the rights to the product Suvenyl in Japan; the rights to the product Colchimax/Colchicine in France and other related markets; and the rights to the product Ansiolin in Italy.

        On December 30, 2002 the Group entered into a series of agreements with King Pharmaceuticals Inc. whereby King acquired certain rights to the products Synercid, Intal and Tilade for marketing in the United States and other specified territories. The Group will continue to market in other countries outside the territories acquired by King.

        In addition, "Income from divestment of products and other rights" in 2002 included sale of marketing rights to certain products in Japan.

        During 2001, amounts included in "Income from divestment of products and other rights" are primarily related to the divestment of Cardizem.

        Other operating expenses — net consist of:

	2003	2002	2001
	(in € million)
Operating foreign exchange gains/losses – net	53	124	(76)
Others	(68)	(421)	(61)

Total	(15)	(297)	(137)

        The line "Other" primarily relates to litigation. See Note 25 for further discussion on legal proceedings.

21. INTEREST EXPENSE — NET

        Interest expense is analyzed as follows:

	2003	2002	2001
	(in € million)
Interest expense	(423)	(992)	(1,420)
Interest income	242	649	683

	(181)	(343)	(737)

Capitalized interest	30	34	33

Net interest expense	(151)	(309)	(704)

        Cash used for interest payments in 2003 amounted to € 429 million (2002: € 933 million; 2001: € 1,388 million).

22. GAINS (LOSSES) ON SALES OF ASSETS — NET

	2003	2002	2001
	(in € million)
Net gains on sales of:
Tangible and intangible assets	–	18	385
Gains on disposal of businesses	–	1,848	132
Other investments	42	51	28

Total	42	1,917	545

        In 2002, net gains on sales of assets primarily result from gains on disposed businesses and include the disposal of Aventis CropScience, Aventis Animal Nutrition activities and price adjustments linked to Messer disposal (see Note 1). The sale of Aventis CropScience to Bayer as of June 3, 2002, generated € 4.2 billion proceeds net of debt. This sale resulted in a gain for Aventis of € 2.07 billion after provisions for indemnification related to the StarLink litigation, as well as environmental, tax and product liability indemnification as stipulated in the Share Purchase Agreement between Aventis and Bayer.

        In 2001, net gains on sales of assets resulted mainly from:

    •
    the sale of non-strategic intangible assets (mainly household insecticide to Sumitomo) and product rights resulting from and realized in the frame of the reorganization of the Group activities initiated in 1999 and 2000;

    •
    the disposal of the Group's interest in Messer Griesheim for € 133 million.

23. OTHER INCOME (EXPENSES) — NET

	2003	2002	2001
	(in € million)
Net gains (losses) on foreign currency:
• Transaction	(13)	(29)	(100)
• Translation of financial statements	(2)	(13)	(2)
Dividends from other investments	9	12	39
Other (expenses) income – net	(537)	(767)	(616)

Total	(543)	(797)	(679)

        As of December 31, 2003, other income (expenses) – net (€ 537 million) include:

    •
    Provisions for litigation and settlements of litigations for € 190 million related to previously divested activities (see Note 25);

    •
    Provisions and losses on various investments and activities to be disposed of € 309 million (mainly relating to Clariant, Rhodia and Aventis Behring);

        As of December 31, 2002, other income (expenses) included:

    •
    Provisions for risks and environmental settlements related to the indemnification agreements with other divested businesses (Rhodia, Messer and InfraServ Höchst mainly) for € 270 million, and litigations related to previously divested products for € 164 million (see Note 25);

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

24. INCOME TAXES

a)    Net effect of income tax

        Income tax expense is as follows:

	2003		2002		2001
	Income (loss) before taxes	Income tax income (expense)	Income (loss) before taxes	Income tax income (expense)	Income (loss) before taxes	Income tax income (expense)
			(in € million)
French companies	1,022	(178)	1,833	(452)	(75)	(202)
German companies	795	(253)	507	(181)	929	(237)
Companies in other countries	1,094	(498)	1,352	(797)	2,032	(672)

Total	2,911	(929)	3,692	(1,430)	2,886	(1,111)

Detail of income tax expense
– Current taxes	–	(1,058)	–	(1,207)	–	(1,039)
– Deferred taxes	–	129	–	(223)	–	(72)

Income tax expense	–	(929)	–	(1,430)	–	(1,111)

b)    Worldwide tax regime

        Pursuant to the approval of the French tax authorities, the Group has filed a worldwide consolidation tax return since January 1, 1993. Under the French Tax Code, the Group's French income tax expense is based on the total income of all Group subsidiaries, both French and foreign, meeting the required conditions, and takes into account the tax position of all of these. The Group renewed this regime for the period 2001 to 2003. The last authorization expired on December 31, 2003 and has not been renewed. Therefore, effective January 1, 2004, this regime no longer applies.

        The costs of not renewing this regime have been recorded at December 31, 2003. These relate to the reinstatement of the tax loss carryforwards of French companies already taken into account in the Worldwide Tax Regime and which remain available for future use by the companies concerned for an amount of € 22 million. They also relate to the movements on deferred taxes amounting to € 29 million.

        The 1998 and 1999 consolidated tax returns have been recently audited by the French Tax Administration. The Group received the related tax assessments in January 2004. All costs are covered by accrued provisions.

c)     Current income taxes

        Current income tax expense represents the amounts paid or payable to the tax authorities in respect of the financial year, calculated in accordance with the rules and rates prevailing in the countries concerned and taking into account the effects of the worldwide tax regime. Cash paid to tax administrations in 2003 amounted to € 1,160 million (2002: € 645 million excluding any amount paid by Aventis CropScience companies; 2001: € 18 million).

d)    Analysis of income tax expense

        The income tax rate of the worldwide tax regime is 33.33%. The differences between this rate and the income tax rate applicable to the French companies are not taken into account in the worldwide tax consolidation regime and consequently remain a charge for the Group. Effective January 1, 1997, income taxes paid in France by the French companies of the Group were subject to a 15% supplement. This supplement was reduced to 10% as of January 1999, 6% as of January 1, 2001 and 3% as of January 1, 2002. Effective January 1, 2000, income taxes paid in France were subject to an additional 3.33% social contribution. The overall normal corporate tax rates including contributions are therefore as follows: effective January 1, 2000 — 37.76%; 2001: 36.43%; 2002 and 2003: 35.43%. The future voted overall rate effective January 1, 2004 remains at 35.43%.

        All companies of the Group take into account the income tax rate expected to be in effect when the temporary differences reverse.

        Foreign subsidiaries' current and deferred income taxes derive directly from the application of the specific rules and rates of the various countries. A valuation allowance has been recorded against deferred tax assets mentioned in Note 24e.

        An analysis of the principal differences between the statutory income tax rate in France and the Group's effective income tax rate is as follows:

	2003	2002	2001
	(in %)
Statutory tax rate in France	33.33	33.33	33.33
Preferred remuneration	(0.63)	(0.82)	(1.35)
Change in valuation allowance related to tax assets	1.00	(1.95)	1.84
Impact of the exit from the Worldwide Tax Regime	1.76	–	–
Differing tax rates and other permanent differences	(3.56)	8.16	4.68

Effective tax rate for the Group	31.90	38.72	38.50

– Income (loss) before taxes	2,911	3,692	2,886
– Tax income benefit (expense)	(929)	(1,430)	(1,111)

        The Group's effective tax rate corresponds to the ratio of tax expense for the year to the income (loss) before tax.

e)    Deferred tax asset

        For each taxable entity all current deferred tax assets are offset with current deferred tax liabilities and are presented as a single amount on the balance sheet. The same is true for long-term deferred tax assets and liabilities.

•
Analysis of deferred tax assets

          In 2003, the temporary differences giving rise to deferred tax assets comprise mainly (tax effect): pension benefits and retirement indemnities which are generally not tax deductible until paid for €

   479 million (€ 394 million in 2002), provisions not deductible until paid for € 1,176 million (€ 1,203 million in 2002), future depreciation of assets for tax purposes for € 509 million (€ 673 million in 2002), future income tax credits for € 82 million (€ 308 million in 2002) and tax loss carry-forwards for € 226 million (€ 261 million in 2002).

          The tax loss carry forwards € 226 million (2002: € 261 million) remain available for use as follows:

	2003	2002
	(in € million)
2003	–	12
2004	5	7
2005	41	42
2006	3	3
2007	14	11
2008	15	–
Thereafter	148	186

Total	226	261

•
Valuation allowance against deferred tax assets

          As of December 31, 2003, the Group recorded valuation allowances of € 334 million (2002: € 134 million) against deferred tax assets related to tax losses, tax credits and deductible temporary differences of which € 222 million relates to temporary differences (2002: € 20 million).

•
Consolidated companies with net deferred tax assets

          The income tax assets for which no valuation allowance is recorded represent the amounts recorded to take into account the probable economies of future income tax payable. These economies are limited, tax-paying entity by tax-paying entity, to the ability of each entity to recover these assets in the near future. At the end of 2003 and 2002, the net deferred tax assets for which a valuation allowance was not recorded totaled € 1,661 million and € 1,760 million, respectively.

25. COMMITMENTS AND CONTINGENCIES

        The commitments include the following:

	December 31, 2003	December 31, 2002
	(in € million)
Capital commitments for the acquisition of industrial assets	181	129
Guarantees given by Aventis and consolidated subsidiaries in respect to indebtedness of unconsolidated subsidiaries	191	324
Deferred Purchase Price on sales of receivables (Note 8)	27	33
Funding commitments given to third parties	175	206

Total	574	692

        The decrease in guarantees given to third parties results principally from the termination of a loan guarantee (Rhodia for € 76 million) and the transfer to the acquirer of certain guarantees following Aventis CropScience disposal. In addition, the reduction is also due for about € 38 million to the decline of the U.S.$ versus the euro.

a)    Funding R&D commitments given in connection with in-licensing deals

        As part of its strategy, the Group enters into certain transactions to acquire product or technology rights, such transactions can include several agreements involving: purchase of shares, loans, licensing, development and co-promotion agreements, as well as upfront and milestones payments.

        Some transactions may include firm unconditional commitments made by Aventis to a third party to fund research work in future years (€ 175 million) and milestones payments which are conditional upon the successful completion by the partner of certain development stages or regulatory approvals. Potential payments due by Aventis under milestone agreements approximate up to € 902 million (U.S.$ 1,139 million) if all milestones are successfully achieved.

        The main transactions of this kind contracted by Aventis to acquire product or technology rights are the following: Regeneron, Dainippon Pharmaceuticals, ImmunoGen, Zealand Pharma in 2003, Genta in 2002, Coley in 2001.

b)    Operating leases

        Future minimum lease payments for operating leases are as follows:

	December 31, 2003	December 31, 2002
	(in € million)
2003	–	172
2004	139	169
2005	120	155
2006	104	148
2007	84	130
2008	75	–
Thereafter	194	506

Total	716	1,280

        The decrease between 2002 and 2003 in future minimum lease payments mainly relates to the fluctuation of the U.S.$ against the euro and to business decisions that led to substitute operating leases with capital expenditures.

c)     Legal and Arbitral Proceedings

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

(i)     Litigation

(1)    Products

    Aventis Pasteur Blood Products Litigation

        Aventis Pasteur S.A. faces criminal and civil actions in various courts in France and Argentina on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus (HIV) or hepatitis C as a result of the administration of non-heat-treated anti-hemophilic factor (AHF) manufactured in France in the early 1980s by a predecessor company.

    Aventis Pasteur Hepatitis B Vaccine Litigation

        More than 130 lawsuits have been filed in various French civil courts against Aventis Pasteur S.A. or its subsidiaries in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. No final judgment has ever been rendered in these litigations. Although the "Cour

d'Appel de Versailles" ruled against Aventis Pasteur MSD S.N.C. (Aventis Pasteur S.A.'s 50% joint venture with Merck) on September 12, 2003, a very similar case decided two years ago by the same court was reversed on September 23, 2003, by the French Supreme Court. In addition the Court of Lyon rejected five claims in April and October of 2003, all alleging a causal link between hepatitis B vaccine and the claimants' alleged injuries. Aventis Pasteur has decided to appeal the September 12, 2003 decision, to the French Supreme Court. Its decision should be rendered in 2005 or 2006.

    Aventis Pasteur Thimerosal Litigation

        Aventis Pasteur is a defendant in 302 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions. Aventis Pasteur believes that all of these claims must be adjudicated first by the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs' requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication. Aventis Pasteur Limited is also a defendant in two class actions filed in Canada on behalf of persons vaccinated before reaching two years of age for diphtheria, tetanus and pertussis, since 1980. A ruling on class certification in one of these matters (in Ontario) was expected by the end of 2003, but under the court's current schedule, we do not expect any rulings before June 2004.

    Armour Blood Products Litigation

        Legal proceedings remain pending in the U.S. and Ireland against Armour Pharmaceutical Company in which individuals with hemophilia and infected with HIV claim that such infection was caused by administration of plasma-derived AHF (Antihemophilic Factor) concentrates processed in the late 1970s to mid-1980s. Armour has settled most of the AHF cases in the U.S., Canada and Ireland. Approximately 130 individuals opted out of a 1996 U.S. class action settlement, but have not filed suit against Aventis. Approximately three cases remain active.

        In November 2002, Canadian authorities filed criminal charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV. On June 2, 2003 a purported class action was filed in the Northern District of California against Armour, Aventis Behring and Aventis Inc. and three other U.S. plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978–1990. This action has been transferred to the federal district court in the Northern District of Illinois by the Federal Panel on Multidistrict Litigation.

    Aventis Pasteur MMR Vaccine Litigation

        A group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles/mumps/rubella) combination vaccines in which plaintiffs allege that such vaccines are the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Aventis Pasteur S.A.'s 50% joint venture with Merck has been named in at least 120 of the claims included in the litigation. Documents and witness statements have been disclosed by both parties in the lead claims involving the MMR vaccine manufactured by Aventis Pasteur S.A. In Autumn 2003, the Legal Services Commission decided to withdraw its funding to the claimants. Since then, the action has been stayed. The claimants have sought judicial review of the Commission's decision.

    The StarLink Litigation

        With the exception of a small number of remaining claims, all claims and lawsuits that have been brought against Aventis' former subsidiary Aventis CropScience, resulting from reports in September of 2000 concerning the discovery of traces of the Cry9C protein associated with Starlink corn in products intended for human consumption, have been settled or otherwise resolved, including the settlement for an aggregate amount of $100 million in February 2003 of the claims of a purported class of farmers growing corn other than StarLink. In connection with the sale of Aventis CropScience to Bayer AG (Bayer), Aventis agreed to retain all liability of Aventis CropScience arising out of StarLink corn, as well as the responsibility for managing and resolving all associated issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs related to StarLink not covered by accrued reserves and insurance.

    Ionamin/Fen/phen Litigation

        Aventis subsidiary Fisons plc (Fisons) and former subsidiary Rugby Laboratories (Rugby) are currently involved in approximately 825 (as to Fisons) and 613 (as to Rugby) personal injury lawsuits in the U.S. (including class actions) concerning the weight-loss drug phentermine (Fisons brand name Ionamin). The lawsuits allege that the manufacturers of phentermine knew that its use could cause serious side effects, but failed to warn against those dangers. To date, Fisons and Rugby have made no settlement payments and have been dismissed from, or have dismissals pending in, more than 6,000 and 1,800 cases, respectively.

(2)    Compliance

    Pharmaceutical Industry Antitrust Litigation

        Approximately 135 cases remain pending of the numerous complaints that were filed beginning in 1993 through the mid-1990s by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Aventis, and/or its predecessor companies, disposed of the remainder of the cases by settlement or dismissal. A trial of the Sherman Act claims of the majority of the remaining plaintiffs against the remaining manufacturer defendants has been set for October 4, 2004 in the United States District Court for the Eastern District of New York. This trial will not dispose of the remaining plaintiffs' Robinson Patman Act claims.

    Government Investigations — Pricing and Marketing Practices

        The U.S. Attorney's Office in Boston is conducting a civil and criminal investigation of sales by Aventis Pharmaceuticals Inc. (API) of certain products to managed care organizations and whether those sales should have been included in the "best price" calculations that are used to compute Medicaid rebates. API has received subpoenas in this matter, has provided documents in response to these subpoenas and is cooperating with the government in its investigation.

        The U.S. Attorney's Office in Boston also is conducting a civil and criminal investigation with regard to interactions API had with a doctor, and affiliated entities, in Massachusetts. API and certain of its employees have received subpoenas regarding this matter. API has provided documents in response to these subpoenas and is cooperating with the government in its investigation.

        The Department of Justice is reviewing the merits of a qui tam action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices (AWP) of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001. As a part of the United States House of Representatives Energy and Commerce Committee's investigation of pharmaceutical reimbursement and rebates under Medicaid, API received a request for documents relating to Anzemet. API has provided information and documents in response to this request.

    Class Action Suits — Pricing and Marketing Practices

        API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under "Government Investigations — Pricing and Marketing Practices" above. Cases filed against API in state and federal courts have been or are in the process of being consolidated in federal court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of state unfair trade, unfair competition, consumer protection and false claim statutes. Aventis Behring is a defendant in some of these cases.

        On June 12, 2003, following a ruling by the Boston federal court granting in part defendants' motion to dismiss the original consolidated complaint, plaintiffs filed an amended consolidated complaint against twenty-three pharmaceutical companies, including API and Aventis Behring. Plaintiffs assert violations of anti-racketeering (RICO) and state consumer fraud statutes based on defendants' alleged artificial inflation of AWPs for certain of their drugs. Plaintiffs also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceutical drugs. Plaintiffs allege the Together Rx program violates federal antitrust laws and RICO, and constitutes a conspiracy under civil laws. Defendants filed motions to dismiss the amended consolidated complaint on August 1, 2003.

        API and other pharmaceutical companies are also defendants in lawsuits brought by the states of Montana, Nevada, New York and Connecticut for pricing issues described under "Government Investigations — Pricing and Marketing Practices" above. All of these suits were transferred to federal court in Boston. The New York and Connecticut cases have since been remanded to state court. These suits allege violation of state unfair trade, consumer protection and false claims statutes, breach of contract and Medicaid fraud.

    Vitamin Antitrust Litigation

        Since 1999, Aventis, some of its subsidiaries in its former animal nutrition business, and other vitamin manufacturers have been defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. Aventis has settled all claims brought by direct purchasers of the relevant vitamin products and the majority of actions brought on behalf of indirect purchasers. A limited number of direct purchasers continue to pursue claims. A federal district court's dismissal of a lawsuit filed on behalf of a putative class of non-U.S. "direct purchasers" was overturned in January 2003 by a three-member panel of the U.S. Court of Appeals for the District of Columbia. A divided panel of the Court of Appeals denied defendants' request to have the decision reheard and the defendants have filed a petition seeking review by the U.S. Supreme Court. In December of 2003, the U.S. Supreme Court granted defendants' petition and will review the Court of Appeals decision, possibly in 2004. A former Aventis subsidiary and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in Canada, Australia, the United Kingdom, Germany and the Netherlands. In Germany some court cases were decided in favor of defendants. Settlements in some other civil litigations have been entered into or are under negotiation. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis agreed to retain liability arising out of these antitrust issues.

    Methionine Antitrust Litigation

        An investigation by the European Commission into methionine sales by the former Aventis animal nutrition business has been completed and Aventis has been granted immunity from prosecution because it cooperated with the Commission's investigation. Aventis is unaware of any ongoing methionine investigations in any other jurisdictions. Aventis has settled all direct purchaser civil claims brought in the U.S. against Aventis and some of its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers, including an April 2003 settlement for $178 million of the claims of approximately 60 companies that had opted out of the 2002 settlement agreement. Settlement negotiations are ongoing with the remaining U.S. indirect purchasers and with Canadian purchasers. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis agreed to retain liability arising out of these antitrust issues.

    Cipro Litigation

        API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. Watson purchased Rugby from API. API agreed to defend and indemnify both Watson and Rugby. By order entered May 20, 2003, the United States District Court for the Eastern District of New York rejected plaintiffs' attempt to characterize the agreement settling the patent litigation as a "per se" violation of the antitrust laws. The court also dismissed Watson from the federal consolidated cases. Aventis believes that the potential damages that plaintiffs seek against Rugby and Watson (in the cases in which Watson remains a party) are duplicative of the damages that plaintiffs seek against Aventis in those cases.

    Cardizem Antitrust Litigation

        API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem CD. Plaintiffs included certain direct and indirect purchasers of Cardizem CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans. On June 8, 2000 the court granted the plaintiffs' motion for partial summary judgment, ruling that the agreement between Andrx and API is a "per se" violation of U.S. antitrust laws. Damages issues were not addressed in the court's ruling. The defendants appealed this ruling, but the appellate court affirmed and refused to reconsider its ruling. Andrx is expected to seek a writ of certiorari from the United States Supreme Court.

        API and Andrx have reached settlements in an aggregate amount of approximately $110 million in 2002 and $80 million in 2003 with all plaintiffs except the four Blue Cross Blue Shield plaintiffs. The trial of those claims is not likely until the second quarter of 2004, at the earliest.

    Methylglucamine Inquiry

        Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. have received inquiries from the European Commission, the U.S. Department of Justice, and the Canadian Competition Bureau with respect to alleged anticompetitive activities relating to sales of pharmaceutical grade methylglucamine, an intermediate chemical product for the synthesis of x-ray media, pharmaceuticals and colorings. Aventis has cooperated with all of these agencies. In November 2002, the European Commission concluded that Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. had unlawfully fixed prices of methylglucamine between 1990 and 1999, and fined the companies € 2.85 million. In February 2003, Rhone-Poulenc Biochimie S.A. pleaded guilty to a charge of agreeing with Merck KGaA to prevent or lessen competition in the Canadian methylglucamine market in violation of the Canadian Competition Act and agreed to pay a fine of C$500,000 in connection with the plea. On September 18, 2003, Rhone-Poulenc Biochemie SA pleaded guilty to a violation of the Sherman Antitrust Act, and paid a fine of U.S.$ 5,000,000.

    Lovenox Antitrust Litigation

        On February 25, 2003, Organon Sanofi-Synthélabo LLC (Sanofi), which markets the anticoagulant drug Arixtra, filed a lawsuit in United States District Court for the Middle District of Florida against API alleging that API unlawfully monopolized the market for certain injectable anticoagulants. Specifically, the suit alleges that certain provisions in contracts for the sale of Lovenox to hospitals constitute an unlawful restraint of trade in violation of U.S. and Florida antitrust laws. The suit seeks unquantified damages, including treble damages and attorneys' fees, as well as injunctive relief to prevent API from enforcing certain allegedly unlawful contract provisions. API has filed an answer contesting the allegations in the complaint. Discovery is underway and trial has been set to begin December 6, 2004

    PGS Arbitration

        Former shareholders of Plant Genetic Systems NV (PGS), which was acquired by a predecessor of Aventis CropScience in October 1996, initiated arbitration proceedings in the Netherlands against Aventis CropScience, seeking damages of approximately € 401 million based on alleged violations of a confidentiality agreement in connection with the process for the sale of PGS, which the claimants allege prevented them from obtaining a higher sale price. On August 1, 2003 the arbitration panel rendered a final and binding decision rejecting all claims presented by the claimants and awarding costs to Aventis.

    MCAA Industry Litigation and Investigation

        All claims for compensation by purchasers of monochloroacetic acid (MCAA) filed against Hoechst in the U.S. have been settled. A U.S. government investigation regarding this matter was concluded when Hoechst agreed in January 2003 to plead guilty and pay a fine of U.S.$12 million for participation in arrangements affecting competition in certain markets for MCAA. An investigation on the same matter by the EU Commission and two civil cases in Canada are pending.

    Brazilian Antitrust Claims

        On August 4, 2003, the Secretariat of Economic Law (the "SDE") issued a preliminary opinion, in which it concluded that, in 1999, certain sales managers from 21 pharmaceutical companies (including one representative from Aventis and one from Aventis Behring Ltda.) attended a sales meeting during which they engaged in predatory acts, intended to prevent competition from certain generic products. The SDE finding is currently before the CADE (Conselho Administrativo de Defesa Economica), the second level of administrative review. Should the CADE adopt the SDE findings, the companies may present a challenge at the judicial level. Related civil proceedings have been filed by a public prosecutor. The defendants have presented their defenses and the parties are awaiting a decision.

    Sorbates Industry Investigation

        Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbate manufacturers are defendants in U.S. civil actions by purchasers of sorbates and by certain State Attorneys General alleging anticompetitive practices in the market for sorbates. Settlement negotiations are underway. In addition, on October 1, 2003, the European Commission imposed a fine of € 99 million against Hoechst for participation in anticompetitive practices in the sorbates market. Hoechst has appealed this decision. Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese split all costs and expenses from this matter in a ratio of 80/20 (Hoechst/Celanese).

(3)    Patents

    Rilutek Litigation

        In June 2002 Impax Laboratories, Inc. (Impax) filed a complaint against API in U.S. District Court in Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API's patent relating to the use of Rilutek for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek prior to the expiration of the Aventis method of use patent would constitute infringement of the Aventis patent. In December 2002 the court granted motion to Aventis for a preliminary injunction preventing Impax from marketing a generic version of Rilutek until resolution of the patent litigation or until further ruling by the court. The trial was concluded in October 2003 but a decision has not yet been issued.

    GA-EPO Patent Litigation

        In April 1997 Amgen Inc. filed an action in U.S. District Court in Massachusetts against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia)

and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate panel issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. The trial on remand took place in October/November 2003, but a decision has not yet been issued. On April 11, 2001, in other litigation regarding whether Transkaryotic Therapies and API would infringe a Kirin-Amgen European patent, a trial court in the United Kingdom ruled that one of the four Kirin-Amgen patent claims was valid and would be infringed by the marketing of GA-EPO, while the other three claims were invalid. Transkaryotic Therapies and API appealed this decision. In July 2002, the UK Court of Appeal reversed the trial court and ruled that the Amgen patent was not infringed by GA-EPO, but that all claims of the patent are valid. The UK House of Lords accepted a petition for appeal of the lower court decision. The hearing date for the House of Lords appeal has been set for June 2004.

    Lovenox Safety Syringe

        In July 2003, Safety Syringe Inc. (SSI) brought suit against API in U.S. District Court for the Southern District of California alleging infringement of an SSI patent relating to the Automatic Safety Device (ASD) launched by API in March 2003 for use with Lovenox. SSI had previously sued Becton Dickinson which supplies the ASD to API. The suit is ongoing with a trial date set for January 2005.

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

        On August 8, 2003, Bayer CropScience (Bayer) initiated arbitration proceedings in Germany against Aventis Agriculture and Hoechst AG. Bayer is a wholly owned subsidiary of Bayer AG, which acquired 76% of the shares in Aventis Cropscience Holding (ACS) from Aventis Agriculture and Hoechst AG in June 2002. Bayer is seeking damages of approximately € 157 million for an alleged breach of a financial statement-related representation contained in the stock purchase agreement dated October 2, 2001 among Aventis Agriculture, Hoechst AG and Bayer AG for the sale of ACS.

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

    Messer Griesheim GmbH

        Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3% participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. All claims of purchaser under the representations and warranties of the agreement except those relating to tax and environmental matters, if any, were settled under an agreement entered into in July 2003.

    Celanese AG

        The demerger of Celanese AG (Celanese) became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

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

    Rhodia

        In connection with the divestment of Rhodia in 1998, Aventis entered into an Environmental Indemnification Agreement dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages.

        Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis, Aventis and Rhodia have finalized a settlement agreement on March 27, 2003 pursuant to which (i) the parties settle all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of € 88 million (including an amount of approximately € 57 million already paid in 2002 and 2003, and a last instalment of approximately € 31 million to be paid at the latest on June 30, 2007), and (ii) the Environmental Indemnification Agreement is terminated.

    Clariant — Specialty Chemicals Business

        Hoechst conveyed its specialty chemicals business to Clariant AG (Clariant) pursuant to an agreement executed on June 17, 1997. The effective date of transfer was June 30/July 1, 1997.

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

        Hoechst has to bear 75% of the cost relating to a specific waste deposit site in Frankfurt, Germany.

    InfraServ Höchst

        By Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to € 143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount.

        InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received € 65 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

    Ipiranga

        Hoechst AG, which divested its interest in Brazilian petrochemical company Ipiranga Petroquimica (IP) in 1998, has committed by Guarantee Agreement dated June 30, 2003 to guarantee to KfW (Kreditanstalt für Wiederaufbau) and IFC (International Finance Corporation) the repayment of up to U.S.$ 49 million of certain indebtedness of IP in return for the termination of Hoechst's obligations under the Financial Support and Retention Agreements with IFC and KfW signed in 1998.

        Hoechst has the right to indemnification from IP's current principal owner for any amounts Hoechst pays under the guarantee.

        Management does not believe, based on current information, accrued reserves and existing insurance policies, that any of the above-mentioned contingencies arising from certain business divestitures would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

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

        In addition, many of the Group's present and former sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future, and the Group is currently in the process of investigating, monitoring and remediating soil and groundwater contamination of certain of these sites. In addition, the Group has been and may in the future be liable to contribute to the cleanup of currently or formerly owned, leased and third-party sites where contamination has occurred, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws in the United States and elsewhere. Under these laws, the owner or operator of contaminated properties and the party/ies responsible for the contamination at such facilities can be jointly and severally liable for the remediation of such properties, regardless of fault. Members of the Group have been designated as "potentially responsible parties" or the equivalent under the Superfund and similar U.S. and non U.S. laws, or may otherwise have potential responsibility for numerous sites of which approximately ten are undergoing active remediation by the Group, and approximately 38 are undergoing active remediation by third parties with primary responsibility for such remediation (through indemnification or otherwise).

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

d)    Financial instruments

        The Group has implemented for several years a policy of non-systematic hedging against changes in interest rates and foreign currency rates. This policy is periodically reviewed, based on the Group's anticipations. Being interest rate and foreign exchange derivatives such as swaps and options, the notional amounts summarized in note 25d and 25e do not represent amounts exchanged by the parties but the sum of all interest rate and foreign currency derivative contracts as of the balance sheet date.

e)    Interest rate risk management

        In connection with its policy of overall management of interest rate risk, the Group enters into interest rate swaps and options. The objective of these instruments is to minimize the impact of changes in market interest rates on the operating and financial results of the Group in a cost-effective manner.

        The notional amounts are:

	December 31, 2003		December 31, 2002
	Euro	Foreign Currency	Euro	Foreign Currency
	(in € million)
Interest Rate Swap	1,920	2,639	844	5,182
Interest Rate Options	205	396	830	–

Total	2,125	3,035	1,674	5,182

        The decrease of notional amounts of interest rate derivatives from December 31, 2002 to December 31, 2003 and the shift from foreign currencies to Euro is mainly due to the reduction and restructuring of our debt portfolio.

        Swap contracts are principally between three months and seven years in duration.

        Variable interest rates may fluctuate significantly.

f)     Foreign exchange risk management

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

        The contractual amounts of the Group's foreign currency forwards contracts are summarized below. Foreign currency amounts are translated at spot rates at the reporting date:

	December 31, 2003		December 31, 2002
	Buy amount	Sell amount	Buy amount	Sell amount
	(in € million)
U.S.$	3,650	2,660	3,528	3,951
GBP	464	756	614	957
JPY	698	658	269	223
Other	541	684	258	693

Total	5,353	4,758	4,669	5,824

        The contractual amounts of the Group's foreign currency options are summarized below. Foreign currency amounts are translated at current rates at the reporting date:

	December 31, 2003		December 31, 2002
	Buy amount	Sell amount	Buy amount	Sell amount
	(in € million)
U.S.$	738	1,069	41	80
GBP	–	–	4	–
Other	–	33	–	40

Total	738	1,102	45	120

        The mix of instruments (foreign currency forward contracts and foreign currency options) used to manage our foreign exchange portfolio is not fixed, but may vary depending on our view of future foreign exchange developments.

        As of December 31, 2003, contracts are principally less than six months in duration. Foreign exchange rates may fluctuate significantly.

        Deferred realized and unrealized gains and (losses) from hedging future preferred remuneration are presented in the table below showing the periods in which they are expected to be recognized in income:

	December 31, 2003	December 31, 2002
	(in € million)
One year	–	(8)

Total	–	(8)

g)    Market value of financial instruments

        The market values of the financial instruments held by the Group are as follows:

	December 31, 2003		December 31, 2002
	Total Market Value	Clean Market Value	Total Market Value	Clean Market Value
	(in € million)
Single Currency Interest Rate Swaps	42	18	59	48
Cross Currency Interest Rate Swaps	165	161	20	19
Interest Rate Options	5	5	(1)	(1)
Foreign Exchange Options	40	40	4	4
Foreign Exchange Forward Contracts	186	186	172	172

Total	438	410	254	242

        All of the financial instruments held by the Group are marked to market. The market values of the foreign exchange forward contracts qualifying as specific hedges were in total € 64 million as of December 31, 2003 (€ 70 million as of December 31, 2002). The market values of the cross currency interest rate swaps qualifying as specific hedges were in total € 270 million as of December 31, 2003 (€ 69 million as of December 31, 2002).

        The fair value of foreign exchange forward contracts are calculated based on market prices. Currency options and interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models. The fair values of existing interest rate swap agreements represent the amount that the Group would have to pay or would receive if the contract were terminated at the balance sheet date. The clean market value represents unrealized gains and losses, whereas the total market value includes also accrued interest.

        The Group does not hold any derivative instruments designated as cash-flow hedges. With respect to derivative instruments designated as net investment hedges, the net amount of losses included in the cumulative translation adjustment as of December 31, 2003, is € 207 million (€ 94 million as of December 31, 2002).

h)    Derivatives on shares

        On May 2, 2003, Aventis sold 17,751,610 Rhodia shares to Crédit Lyonnais and entered simultaneously into an equity swap agreement with the acquirer. Further to the completion of this transaction, Aventis' stake in Rhodia has been reduced to approximately 15%. This transaction is an outright sale in which the acquirer obtains immediately full title of the shares (including voting rights and dividends), with no restriction. The transaction does not allow any return of the shares back to Aventis. No gain has been recorded in connection with this disposal.

        The equity swap referred to above has been considered as an "over-the-counter" derivative instrument. Accordingly, unrealized losses related to this derivative instrument shall be estimated and provided for at each balance sheet date. Unrealized gains related to this instrument shall not be recognized in the income statement; only realized gains shall be considered.

        As of December 31, 2003, the unrealized loss associated with this instrument amounted to € 35 million and has been provided for in the Group's accounts.

i)     Other

        The Group has available unused amounts under short, medium and long-term multicurrency committed lines of credit totaling € 7,544 million on December 31, 2003 (€ 7,122 million on December 31, 2002). The aggregate amount of the available commitment under such credit lines being subject to compliance by Aventis with a stated maximum debt to equity ratio of one to one was as of December 31, 2003, € 954 million only.

26. INFORMATION BY INDUSTRY SEGMENTS AND GEOGRAPHICAL AREAS

Industry segment information

        The analysis presented below takes into account the new Aventis organization established in 2003. The 2002 and 2001 amounts have been reclassified to conform to this structure.

        The structure of the Group in 2003 is based upon four operational segments:

    •
    Prescription Drugs including the two holdings Aventis and Hoechst AG as leading holding for this sector;

    •
    Human Vaccines;

    •
    Corporate + Animal Health including the 50% equity stake in Merial, some financing companies and the insurance activities;

    •
    Other Activities including all the activities (including Aventis Behring) considered as "Non-Core" by the Group.

	Prescription Drugs**	Human Vaccines	Corporate + Animal Health	Aventis CropScience	Other Activities*	Eliminations	Aventis Consolidated
	(in € million)
Year-end December 31, 2003
Net external sales	15,190	1,621	–	–	1,046	(42)	17,815
Sales between segments	(5)	(20)	–	–	(17)	42	–
Depreciation & amortization (excluding goodwill)	(705)	(90)	–	–	(316)	–	(1,111)
Amortization of goodwill	(456)	(24)	–	–	–	–	(480)
Operating income	3,313	465	141	–	(249)	–	3,670
Total assets	22,404	2,830	1,187	–	1,902	–	28,323
Equity method investments	330	62	541	–	286	–	1,219
Capital expenditures	627	145	1	–	63	–	836
Working capital	2,493	568	(44)	–	10	–	3,027
Equity in earnings (losses) of affiliates	35	32	129	–	(303)	–	(107)
Year-end December 31, 2002
Net external sales	16,026	1,580	–	1,831	1,236	(51)	20,622
Sales between segments	(12)	(16)	–	–	(23)	51	–
Depreciation & amortization (excluding goodwill)	(656)	(89)	(1)	(66)	(233)	–	(1,045)
Amortization of goodwill	(520)	(24)	–	(30)	(447)	–	(1,021)
Operating income	3,202	444	108	253	(1,177)	–	2,830
Total assets	24,170	2,491	1,180	–	3,232	–	31,073
Equity method investments	314	66	490	–	905	–	1,775
Capital expenditures	703	159	2	27	109	–	1,000
Working capital	2,470	489	12	–	913	–	3,884
Equity in earnings (losses) of affiliates	26	25	157	–	(157)	–	51
Year-end December 31, 2001
Net external sales	15,168	1,425	–	4,303	2,136	(91)	22,941
Sales between segments	(69)	(17)	–	–	(5)	91	–
Depreciation & amortization (excluding goodwill)	(713)	(74)	(19)	(169)	(220)	–	(1,195)
Amortization of goodwill	(543)	(28)	–	(58)	(21)	–	(650)
Operating income	2,807	470	(342)	647	57	–	3,639
Total assets	24,690	2,638	2,311	5,108	4,487	–	39,234
Equity method investments	323	63	549	2	1,119	–	2,056
Capital expenditures	851	143	3	86	162	–	1,245
Working capital	2,346	237	(30)	1,799	838	–	5,190
Equity in earnings (losses) of affiliates	5	39	169	–	(128)	–	85

*
Further to the reshaping of the Group's activities, Aventis Behring is no longer considered a core activity. Amounts related to this activity are now presented in "Other activities," and figures for the periods ended December 31, 2002 and 2001 have been reclassified in order to provide comparable information.
**
Aventis and Hoechst AG are no longer included in "Corporate". Amounts related to these companies are now included in "Prescription Drugs' and figures for the periods ended December 31, 2002 and December 31, 2001, have been reclassified in order to provide comparable information. Corporate includes mainly insurance and other financial entities.

Geographic areas of production information

	France	Germany	Other countries in Europe	United States and Canada	Asia	Other countries	Eliminations	Consolidated
	(in € million)
Year ended December 31, 2003
Net sales	5,524	3,642	4,015	7,970	1,441	1,470	(6,247)	17,815
Long-lived-assets	4,444	2,326	2,363	7,240	537	340	–	17,250
Year ended December 31, 2002
Net sales	6,784	3,897	4,298	9,189	1,990	1,764	(7,300)	20,622
Long-lived assets	5,396	2,436	2,417	8,720	638	320	–	19,927
Year ended December 31, 2001
Net sales	8,020	4,558	4,631	8,932	2,588	2,682	(8,470)	22,941
Long-lived assets	5,901	2,514	2,745	11,899	986	396	–	24,441

        Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments, loans receivable, deferred charges and other assets excluding deferred tax assets.

        Sales made by the French geographical zone include the following export amounts:

	2003	2002	2001
	(in € million)
Europe	1,673	1,775	1,967
United States/Canada	700	889	923
Others	877	1,694	2,257

Total	3,250	4,358	5,147

Prescription Drugs: sales by therapeutic area

	2003	2002
	in € million
Thrombosis/Cardiology	3,521	3,435
Oncology	1,835	1,743
Respiratory & Allergy	2,317	2,794
Arthritis/Osteoporosis	812	799
Central Nervous System	1,521	1,530
Anti-Infectives	1,368	1,560
Metabolism/Diabetes	1,977	1,978
Other Products	1,839	2,187

Total Prescription Drugs	15,190	16,026

27. PREFERRED REMUNERATION

        Preferred remuneration before taxes paid or payable in the form of dividends or interest is as follows:

	Note	2003	2002	2001
		(in € million)
Preference shares, Series "A" 1993	10d	28	34	37
Participating shares 1983 and Series "A" 1989	10e, 10f	4	5	3
Capital equity notes 1986 and 1993	10b, 10c	12	18	38

Subtotal		44	57	78

Amortizable preferred securities	11	8	28	50

Total		52	85	128

28. EARNINGS PER SHARE

        The Group calculates earnings per share as described in Note 1o. The reconciliation between basic earnings per share and diluted earnings per share is as follows:

	2003	2002	2001
Basic EPS
Income available to ordinary shareholders (in € million)	1,901	2,091	1,505
Average outstanding shares	785,905,944	793,412,151	787,553,585

Basic earnings per share (in €)	2.42	2.64	1.91

Effect of dilutive securities:
Stock options (treasury stock method)
Number of potential additional common shares	2,346,725	6,667,765	8,471,933
Diluted EPS
Income available applicable to common shareholders after assumed conversion (in € million)	1,901	2,091	1,505
Average outstanding shares – diluted method	788,252,669	800,079,916	796,025,518

Diluted earnings per share (in €)	2.41	2.61	1.89

29. APPROPRIATIONS OF EARNINGS

        In 2003, the Annual General Meeting of Shareholders decided that a dividend per share of € 0.70 (plus tax credit of € 0.35) would be paid in respect of 2002 earnings for each ordinary share. This resulted in a payment of € 553 million.

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

30. REORGANIZATION OF THE GROUP (unaudited)

        The Group and CSL Limited signed on December 8, 2003 an agreement under which CSL will acquire Aventis Behring, the therapeutic proteins business of Aventis. The transaction, subject to approval by antitrust authorities, is expected to close during the first half of 2004.

        As of December 31, 2003, Aventis Behring is accordingly presented as "assets held for sale" in the Group's balance sheet.

        In 2002, Aventis had completed the divestiture of Aventis CropScience to Bayer AG and the sale of Animal Nutrition operating assets to CVC Capital Partners.

        The unaudited pro forma financial information assumes that the above-mentioned transactions and events, and those described in the notes occurred:

    •
    For Aventis Behring:

        On January 1, 2003 and on January 1, 2002 with respect to the pro forma statements of operations for the year ended December 31, 2003 and 2002.

        On December 31, 2003 with respect to the pro forma balance sheet as of December 31, 2003, and on December 31, 2002 with respect to the pro forma balance sheet as of December 31, 2002.

    •
    For Aventis CropScience and the Animal Nutrition operating assets:

        On January 1, 2002, with respect to the pro forma statements of operations for the year ended December 31, 2002.

        This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis, or what the financial condition of Aventis would have been if the transaction referred to above had actually occurred or been in effect at those dates.

Unaudited pro forma statement of operations for
the year ended December 31, 2003

	Aventis (historical)	Less Aventis Behring	Aventis pro forma
	(in € million)
Sales	17,815	(974)	16,841
Other operating revenue or expenses – net	(14,145)	1,198	(12,947)
Operating profit	3,670	224	3,894
Equity in earnings of affiliated companies	(107)	–	(107)
Net financial expenses	(151)	14	(137)
Other income or expenses	(501)	164	(337)
Income taxes	(929)	(85)	(1,014)
Minority interests	(29)	–	(29)
Preferred remuneration	(52)	–	(52)
Net income	1,901	317	2,218
Basic EPS (in €)	2.42		2.82
Diluted EPS (in €)	2.41		2.81

Unaudited pro forma statement of operations for
the year ended December 31, 2002

	Aventis (historical)	ACS Divestiture	AN Divestiture	Less Aventis Behring	Aventis pro forma
	(in € million)
Sales	20,622	(1,797)	(139)	(1,038)	17,648
Other operating revenue or expenses – net	(17,792)	1,584	569	1,715	(13,924)
Operating profit	2,830	(213)	430	677	3,724
Equity in earnings of affiliated companies	51	–	1	–	52
Net financial expenses	(309)	123		20	(166)
Other income or expenses	1,120	(2,005)	107	10	(768)
Income taxes	(1,430)	479	(300)	(107)	(1,358)
Minority interests	(86)	35	–	–	(51)
Preferred remuneration	(85)	–	–	–	(85)
Net income	2,091	(1,581)	238	600	1,348
Basic EPS (in €)	2.64				1.70
Diluted EPS (in €)	2.61				1.68

Unaudited Balance Sheet as of December 31, 2003

	December 31, 2003
	Aventis (historical)	Less Aventis Behring	Aventis pro forma
	(in € million)
Intangible assets (net values)	9,608	–	9,608
Property, plant and equipment (net values)	4,130	–	4,130
Investments and other assets	4,763	108	4,871
Net inventories	1,976	–	1,976
Net trade accounts	2,354	–	2,354
Assets held for sale	1,182	(1,182)	–
Other current assets	3,139	–	3,139
Cash and Short term deposits	1,125	–	1,125

Total assets	28,277	(1,074)	27,203

Stockholders' equity	10,434	(254)	10,180
Amortizable preferred securities	–	–	–
Minority interests	167	–	167
Other long term liabilities	5,361	–	5,361
Long term debts including current portion	3,158	(429)	2,729
Trade accounts and notes payable	1,322	–	1,322
Liabilities related to operations held for sale	391	(391)	–
Other current liabilities	5,517		5,517
Short-term borrowings and bank overdrafts	1,927		1,927

Total liabilities	28,277	(1,074)	27,203

Detail of the Aventis Behring assets and liabilities

(in € million)
Investments and other assets	74
Net inventories	788
Net trade accounts	124
Other current assets	196

Total assets held for sale	1,182

Other long-term liabilities	118
Long-term debts including current portion	5
Trade accounts and notes payable	82
Other current liabilities	159
Short-term borrowings and bank overdraft	27

Total liabilities related to operations held for sale	391

Unaudited Balance Sheet as of December 31, 2002

	December 31, 2002
	Aventis (historical)	Aventis Behring	Aventis pro forma
	(in € million)
Intangible assets (net values)	11,144	–	11,144
Property, plant and equipment (net values)	4,455	(283)	4,172
Investments and other assets	5,828	(31)	5,797
Net inventories	2,730	(801)	1,929
Net trade accounts	2,544	(212)	2,332
Other current assets	3,073	(71)	3,002
Cash and Short term deposits	1,299	(14)	1,285

Total assets	31,073	(1,412)	29,661

Stockholders' equity	11,335	(457)	10,878
Amortizable preferred securities	89	–	89
Minority interests	159	–	159
Mandatorily redeemable partnership interest	238	–	238
Other long term liabilities	6,987	(76)	6,911
Long term debts including current portion	1,787	(521)	1,266
Trade accounts and notes payable	1,415	(110)	1,305
Other current liabilities	6,098	(229)	5,869
Short-term borrowings and bank overdrafts	2,965	(19)	2,946

Total liabilities	31,073	(1,412)	29,661

Notes to the pro forma financial information

I.    2003 divestitures

        Under the terms of the agreement, Aventis will receive up to U.S.$ 925 million, consisting of a cash payment of U.S.$ 550 million upon closing as well as a total of U.S.$ 125 million in deferred payments. In addition, Aventis can receive up to U.S.$ 250 million in additional payments from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's share price.

        The unaudited pro forma adjustments are to:

    •
    Deconsolidate the income statement and balance sheet of Aventis Behring

    •
    Record the cash payment, the present value of the deferred payments and the fair value of the contingent payments that should be received upon closing of the transaction, assuming that the cash proceeds was received on January 1, 2002 and was used to decrease the Group debt and interest expenses

    •
    The Aventis Behring statement of operations includes an impairment to write down the carrying value of Aventis Behring net assets, including the related currency transaction adjustment, to the fair value of the expected net proceeds (€ 436 million before tax, € 302 million after tax).

II.   2002 divestitures

        The 2002 divestitures include the divestiture of Aventis CropScience and the sale of the Animal Nutrition operating assets.

    (a) Aventis CropScience divestiture

        On June 3, 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

        The unaudited pro forma adjustments are to:

    •
    Deconsolidate the income statement of Aventis CropScience.

    •
    Eliminate the minority interests as historically accounted for in the Aventis income statement, relating to the 24% stake previously owned by Schering AG.

    •
    Record the intercompany transactions between Aventis (excluding Aventis Animal Nutrition business sold) and Aventis CropScience that were previously eliminated in the consolidated financial statements of Aventis.

    •
    Eliminate in the pro forma statement of operations for the period ended December 31, 2002 the historical result on the sale of Aventis CropScience and the associated tax impact, as well as the cost recorded in 2002 by Aventis and associated with the exit of Aventis CropScience from the Aventis worldwide tax consolidation.

    •
    Record the proceeds received from the disposal of Aventis CropScience, assuming that such proceeds were received on January 1, 2002, and were used to decrease the Group debt and interest expenses.

    (b) Sale of Animal Nutrition operating assets

        On April 2, 2002, the Group finalized the disposal of Animal Nutrition business to CVC Capital Partners.

        The unaudited pro forma adjustments are to:

    •
    Deconsolidate the operations that have been divested.

    •
    Record the intercompany transactions between Aventis (excluding Aventis CropScience) and Aventis Animal Nutrition that were previously eliminated in the consolidated financial statements of Aventis.

    •
    Eliminate in the pro forma income statement for the period ended December 31, 2002 the historical result on the sale of the Animal Nutrition business and the associated tax impacts.

    •
    Record the net proceeds received from the disposal of Animal Nutrition operating assets, assuming that such proceeds were received on January 1, 2002 and were used to decrease the Group debt and interest expenses.

        The above-mentioned adjustments have been computed using an assumed income tax rate of 40%.

31. STOCK COMPENSATION PLANS

Stock Option Plans

        The Aventis stock option plans provide for a grant price that is equal to the average of the quoted market prices for the 20 days before the date of establishment of the plan, reduced by 5% to 10% for the plans issued before June 30, 2001 and with no discount for the plans issued after June 30, 2001. The vesting period is generally three years and the exercise period is seven years. If the options remain unexercised after the total period of ten years, the options expire. These rights are lost if the employee leaves the Group before the options vest.

        A summary of the movements in the Aventis stock option plans is presented below:

	2003		2002		2001
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
	(in thousands)	(in €)	(in thousands)	(in €)	(in thousands)	(in €)
Options outstanding, beginning of year	50,099	64.17	42,890	64.26	33,022	55.31
Options exercised	(1,322)	29.94	(2,007)	33.39	(1,428)	27.13
Options granted	10,233	47.52	11,031	62.24	11,914	83.68
Options cancelled	(1,118)	47.22	(1,815)	82.91	(618)	52.29

Options outstanding, end of year	57,892	61.75	50,099	64.17	42,890	64.26

Options exercisable at end of year	26,367	58.15	16,489	42.42	11,731	34.24

        The following table summarizes the status of Aventis stock options outstanding on December 31, 2003:

	Options outstanding			Options exercisable
Exercise price (in €)	Number outstanding on December 31, 2003	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable on December 31, 2003	Weighted- average exercise price
	(in thousands)	(years)	(in €)	(in thousands)	(in €)
10–20	899	1	14.37	899	14.37
20–30	1,731	3	23.06	1,731	23.06
30–40	2,064	4	37.75	2,064	37.75
40–50	16,013	8	45.73	5,780	45.73
50–60	5,270	6	58.69	5,270	58.69
60–70	9,595	9	60.27	–	–
70–80	10,623	7	79.75	10,623	79.75
80–90	11,697	8	83.53	–	–

	57,892	7	61.75	26,367	58.15

Other stock-based compensation plans

        The employee stock purchase plans are open to almost all employees and provide for a purchase price equal to the average of the quoted prices for the last twenty days before the approval of the plan, less 15%. The shares can be purchased during a very short period (approximately four weeks). The shares so purchased are generally placed in the employee stock savings plan for a five-year period. Pursuant to these plans, the Group issued 2,485,687 ordinary shares in 2003 (2,341,073 in 2002), of which 2,066,747 at a per share price of € 38.80 (2,070,455 shares at a per share price of € 64.35 in 2002), and 418,940 with 167,576 warrants attached at a per share price of € 45.64 (270,618 with 95,385 warrants attached at a per share price of € 75.70 in 2002). Aventis established no stock purchase plans in 2001.

        Since 1997, several stock appreciation rights plans were introduced within the Hoechst group. These plans have been amended and renamed owing to the formation of Aventis. As of December 31, 2003, the stock appreciation rights granted in these plans are no longer exercisable.

32. NUMBER OF EMPLOYEES (unaudited)

        The number of employees of the consolidated companies is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Prescription Drugs	60,909	62,366	59,879
Human Vaccines	7,889	7,858	6,517
Corporate and Animal Health activities	372	405	390
Aventis CropScience	–	–	15,314
Other activities	6,397	7,229	9,432

Total	75,567	77,858	91,532

        As of December 31, 2003, the headcount of Aventis Behring was 6,186, included in Other activities.

        In comparison to 2001, the main change is the disposal of Aventis CropScience and Aventis Animal Nutrition, which resulted in a decrease of approximately 16,700 employees in 2002.

33. POST-CLOSING EVENTS

        On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie within a confidential timeframe of several years. In parallel, the U.S. Federal Trade Commission has extended its separate deadline for Aventis' disposal of the Rhodia stake by one additional year, until April 22, 2005.

        On January 26 and 29, 2004, minority shareholders of Rhodia filed a claim before the Commercial Court of Paris against Aventis, together with other defendants including directors of Rhodia at the time of the facts alleged, seeking a judgment holding them liable for the alleged publication of misstatements with respect to Rhodia's acquisition during the period 1999–2000 of the company Albright & Wilson. These shareholders seek a finding of joint and several liabilities for damages to be awarded to Rhodia in an amount of € 925 million for alleged harm to the company, as well as personal claims of € 35 million and € 69.5 million for their own alleged individual losses. Aventis contests these claims both in substance and amount.

        In March 2004 Aventis and Bayer concluded a settlement agreement regarding a price adjustment in favor of Bayer amounting to € 327 million, calculated in accordance with the stock purchase agreement by which Aventis CropScience was sold to Bayer on June 3, 2002. This settlement has no material impact on the financial statements of Aventis for the year ended December 31, 2003. This settlement agreement resolves major issues between Aventis and Bayer relating to the sale of the Aventis CropScience business. However, a limited number of outstanding claims related to representations and warranties of a type usual in transactions of this kind remain unresolved. Aventis does not anticipate that their outcome will have a material income statement effect.

34. SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND U.S. GAAP

        The Group's consolidated financial statements have been prepared in accordance with French GAAP, which as applied by the Group differ in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders' equity are set out in the tables below.

        Such effects primarily result from the accounting treatment of the combination of Rhône-Poulenc and Hoechst businesses to create Aventis:

    •
    Under French generally accepted accounting principles, this business combination has been accounted for using an acquisition method based on net book values. This method consists of an addition of the results, assets, liabilities, and shareholders' equity of Hoechst and Rhône-Poulenc at their respective book values.

    •
    Under generally accepted accounting principles in the United States, the combination of Rhône-Poulenc and Hoechst must be accounted for under the purchase method. The new Aventis shares and ADSs issued to former Hoechst shareholders to effect this business combination represented greater than half (approximately 52%) of the new outstanding share capital of Aventis. Consequently, this business combination is accounted for as a "reverse acquisition," that is, the acquisition of Rhône-Poulenc by Hoechst.

CONDENSED STATEMENT OF OPERATIONS

I)     Reconciliation of net income to U.S. GAAP

		Note		2003	2002	2001
				(in € million)
Net income (loss) – common shareholders – Under French GAAP				1,901	2,091	1,505
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
•	Additional amortization, depreciation and impairment resulting from the step-up
	– Trademarks, patents and other intangible assets	(a	)	(301)	(607)	(484)
	– Plant and equipment	(a	)	(47)	(92)	(110)
	– Equity investments	(a	)	(82)	(85)	(86)
•	Goodwill amortization	(b	)	–	–	(27)
•	Goodwill impairment	(b	)	–	(94)	–
Adjust to record the purchase price allocation resulting from the acquisition of the 40% minority interests in AgrEvo previously held by Schering as a purchase acquisition		(g	)
•	Additional amortization, depreciation and impairment resulting from the step-up
	– Trademarks, patents and other intangible assets	(a	)	–	(17)	(67)
	– Plant and equipment	(a	)	–	(6)	(14)
•	Goodwill amortization	(b	)	–	–	(3)
Adjust the result on disposal of Aventis CropScience in connection with the step-up resulting from the initial purchase accounting and the acquisition of 40% minority interest in AgrEvo		(n	)	–	(837)	–
Adjust for other differences
•	Investments valuation under FAS 115	(f	)	(22)	96	(157)
•	Adjustments resulting from the application of the French acquisition method based on net book values	(i	)	–	–	52
•	Accounting for derivative instruments under FAS 133	(k	)	–
	– Transition effect			–	–	(41)
	– Current period effect			(8)	(24)	88
•	Repurchase of Capital Equity Notes 1986	(j	)	(24)
•	Adjustment due to the application of FAS 142	(l	)
	– Reversal of goodwill amortization and impairment under French GAAP			491	1,048	–
•	Other adjustments			(17)	(21)	(28)

Tax effect of U.S. GAAP adjustments		(d	)	137	433	81

Minority interests		(e	)	–	8	29

Remuneration of preferred securities classified in stockholders' equity				44	57	78

Net income before remuneration under U.S. GAAP				2,072	1,950	816

Remuneration of preferred securities classified in stockholders' equity				(44)	(57)	(78)

Net income – common shareholders – under U.S. GAAP				2,028	1,893	738

II)    Condensed statements of operations for the years ended December 31, 2003, 2002 and 2001 under U.S. GAAP

	2003(1)	2002(1),(2)	2001(1),(2)
	(in € million, except share and per share amounts)
Sales	16,841	17,649	16,609
Co-promotion income	252	161	151
Operating expenses excluding research and development	(10,210)	(10,870)	(11,122)
Research and development	(2,863)	(3,143)	(2,896)
Operating income	4,020	3,797	2,742
Equity investment income	(178)	(9)	12
Interest expense, net	(141)	(281)	(433)
Other, net	(391)	(437)	(517)
Income taxes	(887)	(1,239)	(772)
Minority interests	(29)	(43)	(49)
Net income from continuing operations	2,394	1,788	983
Income from discontinued operations, net of income tax
• Net (loss) from operations	(322)	(715)	(377)
• Net gains on disposal	–	877	251
Net income from discontinued operations	(322)	162	(126)

Income (loss) – before cumulative effect of changes in accounting principles	2,072	1950	857
Cumulative effect of changes in accounting principles, net of tax	–	–	(41)

Net income before remuneration of preferred securities classified in stockholders' equity	2,072	1,950	816

Remuneration of preferred securities classified in stockholders' equity	(44)	(57)	(78)

Net income – common shareholders	2,028	1,893	738

Earnings per share	2.58	2.39	0.94

Basic earnings (loss) per share – common stock
Continuing operations – common shareholders	2.99	2.18	1.15

Discontinued operations	(0.41)	0.21	(0.16)

Cumulative effect of changes in accounting principles	–	–	(0.05)

	2.58	2.39	0.94

Diluted earnings (loss) per share – common stock
Continuing operations – common shareholders	2.98	2.16	1.13

Discontinued operations	(0.41)	0.21	(0.15)

Cumulative effect of changes in accounting principles	–	–	(0.05)

	2.57	2.37	0.93

(1)
On December 8, 2003, CSL and Aventis signed an agreement under which CSL shall acquire Aventis Behring. This transaction is expected to close in 2004. Accordingly, the Aventis Behring business is reported as discountinued operations in all periods presented.
(2)
Further to the disposal of the Messer group as of April 1, 2001, Aventis CropScience as of June 3, 2002, and Aventis Animal Nutrition as of April 2, 2002, retroactive adjustments have been made on the above December 31, 2002 and 2001 amounts to present these businesses as discontinued operations.

CONDENSED BALANCE SHEET

I)     Reconciliation of stockholders' equity to U.S. GAAP

		Note		December 31, 2003	December 31, 2002	December 31, 2001
Stockholders' equity under French GAAP				10,434	11,335	12,021
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
•	Trademarks, patents and other intangible assets	(a	)	2,776	3,340	5,711
•	Plant and equipment	(a	)	173	177	402
•	Pensions – unrecognized gain and losses	(a	)	(57)	(70)	(80)
•	Equity investments	(a	)	1,281	1,334	1,419
•	Goodwill	(b	),(l)	2,000	1,708	761
Adjust to record the purchase price allocation resulting from the recognition of the acquisition of the 40% minority interests in AgrEvo as a purchase acquisition		(g	)
•	Accumulated amortization depreciation and impairment resulting from the step-up
	– Goodwill	(b	)	–	–	(6)
	– Trademarks, patents and other intangible assets	(a	)	–	–	(121)
	– Plant and equipment	(a	)	–	–	(28)
•	Write-off of acquired in-process research and development			–	–	(120)
•	Inventories	(c	)	–	–	(65)
•	Dilution gain on the issuance of new shares by Aventis CropScience	(h	)	–	–	118
Adjust for other differences
•	Adjustment for minimum liabilities	(o	)	(898)	(734)	(315)
•	Investment valuation under FAS 115	(f	)	33	(66)	118
•	Adjustments resulting from the application of the French acquisition method based on net book values	(i	)		–	(76)
•	Accounting for derivative instruments under FAS 133	(k	)	–	23	47
•	Other adjustments			(90)	(41)	(41)
Tax effect of U.S. GAAP adjustments		(d	)	(958)	(1,225)	(2,285)
Minority interests		(e	)	(10)	3	122

Stockholders' equity under U.S. GAAP				14,684	15,784	17,582

	2003	2002
Stockholders' equity under U.S. GAAP as of January 1, 2003 and 2002	15,784	17,582

Net income before remuneration of preferred securities classified in stockholder's equity	2,072	1,950
Remuneration of preferred securities classified in stockholders' equity	(44)	(57)
Change in translation reserves	(1,736)	(2,566)
Dividends	(554)	(460)
Adjustment for minimum liabilities	(198)	(262)
Variations in Fair Market Value of available for sale securities, net of tax	110	(242)
Issuance of shares for stock options	11	48
Issuance of ordinary shares	96	147
Repurchase of Aventis shares	(717)	(327)
Repurchase of Capital equity notes	(140)	(29)

Stockholders' equity under U.S. GAAP as of December 31, 2003 and 2002	14,684	15,784

II)    Condensed balance sheet as of December 31, 2003, 2002 and 2001 under U.S. GAAP

	December 31, 2003(1)	December 31, 2002(1)	December 31, 2001(1),(2)
	(in € million)
Assets
Cash and short-term deposits	828	742	740
Marketable securities	356	533	836
Other current assets	7,641	7,290	7,624
Other long-term assets	2,516	3,023	3,088
Discontinued assets (Note n)	1,175	1,538	9,480
Investments	2,751	3,445	3,969
Fixed assets	4,303	4,378	4,429
Intangible assets (excluding goodwill)	4,235	4,842	5,927
Goodwill	10,150	11,292	12,416

Total assets	33,955	37,083	48,509

Liabilities
Short-term liabilities	6,832	7,149	6,840
Corporate debt	5,085	4,743	8,893
Other long-term liabilities	4,993	5,219	5,605
Provision for pension and similar obligations	1,794	3,264	3,037
Discontinued liabilities (Note n)	390	442	5,781
Mandatorily redeemable partnership interest	–	238	284
Minority interests	177	155	287
Amortizable preferred securities	–	89	200
Stockholders' equity	14,684	15,784	17,582

Total liabilities and stockholders' equity	33,955	37,083	48,509

(1)
On December 8, 2003, CSL and Aventis signed an agreement under which CSL shall acquire Aventis Behring. This transaction is expected to close in 2004. Accordingly, the Aventis Behring business is reported as discountinued operations in all periods presented.
(2)
Further to the disposal of the Messer group as of April 1, 2001, Aventis CropScience as of June 3, 2002, and Aventis Animal Nutrition as of April 2, 2002, retroactive adjustments have been made on the above December 31, 2002 and 2001 amounts to present these businesses as discontinued operations.

CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)

	2003	2002	2001
	(in € million)
Net income (after income tax and before remuneration of preferred securities classified in stockholders' equity)	2,072	1,950	816
Elimination of expenses and benefits without effect on cash and increase/(decrease) in operating assets and liabilities	(686)	(91)	2,297

Net cash provided by operating activities	1,386	1,859	3,113
Net cash provided (used) by investing activities	(284)	3,239	(720)
Net cash (used) by financing activities	(1,058)	(5,008)	(2,197)

Effect of exchange rates on cash	(7)	(60)	15

Decrease/Increase in net cash and cash equivalents	37	30	211
Effect of changes in consolidation perimeter on cash	35	(88)	(58)
Cash and cash equivalents at beginning of year	756	814	661
thereof from discontinued operations	14	74	114
Cash and cash equivalents at end of year	828	756	814
thereof from discontinued operations	0	14	74

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

(b)   Goodwill

        An excess of cost over the fair value of net assets acquired is recorded as goodwill. Until December 31, 2001, goodwill was amortized over its expected useful life. Such useful life had been estimated to be 30 years. The adjustment at that date was therefore to reverse the historical goodwill (and related amortization expense) recorded by the acquired company related to prior acquisitions and recognize the goodwill (and related amortization expense) resulting from the current acquisition.

        The impact of the adoption of FAS 142 is described in Note (l).

(c)    Inventories

        This impact results from the use of inventories for which the value has been increased in connection with the purchase price allocation.

(d)   Tax effect of U.S. GAAP adjustments

        This reconciliation item includes all tax effects due to the reconciling items except (b) for which no deferred tax impact is required.

(e)   Minority interests

        As of December 31, 2001, this adjustment was to record the 2.43% minority interests in Hoechst that were owned by the Hoechst shareholders who did not exchange their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience that were owned by Schering further to the AgrEvo transaction.

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

        As of December 31, 2003, this adjustment is to record the 1.90% minority interests in Hoechst that are owned by the Hoechst shareholders who have not exchanged their Hoechst shares for Aventis shares

(f)    Available-for-sale and Trading investments

Available-for-sale investments

        Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. In 2001 and 2002, the 11.8% investment in Clariant was recorded as an available-for-sale investment (FAS 115). The value of Hoechst's remaining interest in Clariant was therefore adjusted through equity in order to reflect its market value. The deferred tax liability resulting from such step-up was also recorded through equity. In 2003, the Group sold its investment in Clariant.

        An impairment is recognized on such available-for-sale securities whenever an "other than temporary" decline in market value exists. A significant decline in market value over an extended period of time (for example six to nine months) is generally presumed to qualify as an "other than temporary" decline resulting in an impairment recognition. Accordingly the Group recorded an U.S.$ 76 million (€ 80 million) impairment loss with regard to its investment in Millennium Pharmaceuticals under U.S. GAAP as of December 31, 2002. As of December 31, 2003, no additional impairment was required.

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

        Following the application of the value-in-use model, the investment in Millennium Pharmaceuticals has been written down by € 137 million as of December 31, 2002 and € 33 million of this allowance have been reversed as of December 31, 2003. Under U.S. GAAP, this French GAAP impairment has been reversed.

Trading securities

        Under U.S. GAAP, investments classified as trading securities are carried at fair value, with any related unrealized gain or loss recorded as a separate component of the statement of operations. Under French GAAP, such investments are recorded at lower of cost or net realizable value.

(g)   AgrEvo transaction

        In January 2000, Aventis CropScience acquired the remaining 40% minority interests in AgrEvo owned by Schering. Under U.S. GAAP, such transaction has been accounted for on a fair value basis. Adjustments of a nature comparable to those described under (a), (b) and (c) have been accordingly recorded. These adjustments have been reversed as a result of the divestment of Aventis CropScience in June 2002.

        Such acquisition has been paid through the issuance of new shares representing 24% of Aventis CropScience common stock.

(h)   Dilution gain

        The issuance by Aventis CropScience of new shares was treated at Aventis level as a sale of shares (Aventis ownership in Aventis CropScience evolving from 100% to 76%). A gain has accordingly been recognized in the consolidated income statement of Aventis. This adjustment has been reversed as a result of the divestment of Aventis CropScience in June 2002.

(i)    Adjustments resulting from the application of the French acquisition method based on net book value (regulation CRC 99-02, §215)

        In accordance with decisions made and announced in December 1999, the Group has completed during the year 2000 the business combination initiated in 1999. The Group accordingly acquired the remaining 40% minority interests in AgrEvo previously owned by Schering and paid for this acquisition through the issuance of new Aventis CropScience shares. As indicated in Note 10(h), this transaction has been recorded in accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215). The recording of this transaction resulted in an increase of the Group consolidated retained earnings and other paid-in capital of € 76 million.

        This French purchase accounting treatment has been neutralized and replaced by the accounting presented in Notes (g) and (h).

        In addition, during the twelve-month period ended December 31, 2001, Hoechst's stake in the Messer group was divested; to comply with the French acquisition method based on net book value (regulation CRC 99-02, §215), part of the net result on the disposal of this investment has been recorded through retained earnings for an amount of € 52 million (profit). For U.S. GAAP purposes, such net result has been recorded in the income statement.

(j)    Repurchase of Capital Equity Notes 1986

        The Group repurchased certain quasi-equity instruments in 2003 initially issued in U.S.$. For French GAAP purposes the foreign currency impact associated with such transaction (€ 24 million) has been recorded in the income statement. For U.S. GAAP purposes, this foreign currency impact has been directly recorded through equity (additional paid-in-capital), with no impact in the income statement.

(k)   Application of FAS 133 "Accounting for Derivative Instruments and Hedging Activities"

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

        The net transition adjustment as of January 1, 2001 amounted to a net loss of € 41 million (€ 66 million without tax effect). It represents the difference between the amount of retained earnings as of January 1, 2001 and the amount of retained earnings that would have been reported at that date if these new standards had been applied retroactively in prior periods. It relates primarily to the following:

    •
    The Rhodia and Clariant exchangeable bonds issued in 1999 contain embedded written call options. These written call options are now reported at their fair value in the balance sheet with changes in their fair value recorded in earnings.

    •
    Certain contracts that no longer qualify for hedge accounting under the new rules are also now reported at their fair value in the balance sheet with changes in their value recorded in earnings.

        The impact for the year ended December 31, 2001 amounted to a profit of € 88 million without tax effect.

        The impact for the years ended December 31, 2002 and 2003 amounts to a loss without tax effect of € 24 million and € 8 million, respectively.

(l)    Application of FAS 141 & FAS 142

        FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets" have been issued in June 2001.

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

        The following reporting units have been identified:

    •
    Prescription Drugs

    •
    Human Vaccines

    •
    Merial

    •
    Aventis Behring

    •
    Other activities

        The first step of the goodwill impairment test (as defined by FAS No. 142), used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill, has been performed in 2002. The carrying values of the reporting units tested did not exceed their respective fair value, therefore the second step of the goodwill impairment test (as defined by FAS No. 142), used to measure the amount of impairment loss, was not required.

        French Accounting Standards remain unchanged on that subject. The adjustment is to reverse the French GAAP goodwill amortization charge for the years ended December 31, 2003 and 2002.

	December 31, 2003	December 31, 2002	December 31, 2001
	(in € million)
Reported net income	2,028	1,893	738

Goodwill amortization	–	–	680
Equity method goodwill	–	–	35
Assembled workforce	–	–	11

Goodwill amortization	–	–	726

Adjusted net income	2,028	1,893	1,464

Reported basic earnings per share – common stock	2.58	2.39	0.94

Adjusted basic earnings per share – common stock	2.58	2.39	1.86

Reported diluted earnings per share – common stock	2.57	2.37	0.93

Adjusted diluted earnings per share – common stock	2.57	2.37	1.84

(m)  Application of FAS 144

        FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001.

        This Statement supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. It however retains the fundamental provisions of FAS No. 121 and the requirement of Opinion 30 to report discontinued operations separately from continuing operations. This statement extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of FAS No. 144 have been implemented effective January 1, 2002.

(n)   Sale of participation in Aventis CropScience, Aventis Animal Nutrition business and Aventis Behring

        The Group disposed, in 2002 and 2001, of certain businesses which qualify as components of an entity under FAS 144. These disposed businesses have accordingly been presented as discontinued operations for U.S. GAAP purposes. On December 8, 2003, the Group signed a binding agreement with CSL to dispose of its Therapeuthic Proteins business, Aventis Behring (Note 30).

        Major classes of assets and liabilities classified as discontinued are disclosed in the following table:

	December 31, 2003	December 31, 2002	December 31, 2001
	Aventis Behring	Aventis Behring	Aventis CropScience	Animal Nutrition	Aventis Behring	Total
	(in € million)
Cash and short term deposits	–	14	70	–	4	74
Marketable securities	–	–	116	–	9	125
Other current assets	1,098	1,085	2,704	195	875	3,774
Other long-term assets	77	145	327	5	117	449
Investments	–	–	85	12	–	97
Fixed assets	–	286	1,061	135	592	1,788
Intangible assets (excluding goodwill)	–	8	1,933	8	424	2,365
Goodwill	–	–	808	–	–	808

Total assets	1,175	1,538	7,104	355	2,021	9,480

Short-term liabilities	267	358	889	135	265	1,289
Corporate debt	5	4	1,682	59	34	1,775
Other long-term liabilities	118	80	1,205	25	226	1,456
Minority interests	–	–	1,261	–	–	1,261

Total discontinued liabilities	390	442	5,037	219	525	5,781

(o)   Application of FAS 87 "Adjustment for Minimum Liabilities"

        U.S. GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the reported accrued pension costs, fair value of plan assets and prepaid pension costs. This excess, if any, is recorded as a reduction of equity, net of tax, for the portion exceeding the unamortized prior service cost (Note 14).

(p)   New accounting pronouncements

        In the course of 2001, 2002 and 2003, the Financial Accounting Standards Board (FASB) issued several new standards.

    •
    FAS No. 143 "Accounting for Asset Retirement Obligations"

    This standard requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value at each period, and the capitalized cost recognized as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. As required, the provisions of FAS 143 have been implemented on January 1, 2003. This implementation did not have a material impact on the Group's financial statements.

    •
    FAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" was issued in April 2002.

    Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the criteria in Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale leaseback transactions.

    Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions.

    As required, the provisions of FAS 145 have been implemented by the Group on January 1, 2003. This implementation did not have a material impact on the Group's financial statements.

    •
    FAS 146 "Accounting for Costs associated with Exit or Disposal Activities" was issued on July 13, 2002.

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

    The provisions of FAS 146 implemented by the Group as of January 1, 2003.

    •
    FAS 147 "Acquisitions of Certain Financial Institutions — an amendment of FASB Statements No. 72 and 144 and FASB interpretation No. 9" was issued on October 1, 2002. Aventis activities are out of the scope of this statement.

    •
    FAS 148 "Accounting for Stock-Based Compensation. Transition and Disclosure — an amendment of FASB Statement No. 123"

    This statement amends FAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

    The Group did not apply the fair value method in 2002, and applies the disclosures requirements specified in the FAS 148. Please refer to Note 1n.

    •
    FAS 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities"

    This Statement amends and clarifies the accounting guidance on derivative instruments and hedging activities that fall within the scope of FASB Statement No. 133 and amends FAS 133 to reflect decisions made as part of the Derivatives Implementation Group or in connection with other projects dealing with financial instruments and regarding implementation issues related to the application of the definition of a derivative FAS 149 is effective for contracts entered into or modified after June 30, 2003. As required, the provisions of FAS 149 have been implemented on July 1, 2003. This implementation did not have a material impact on the Group's financial statements.

    •
    FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

    This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances). As required, the provisions of FAS 150 have been implemented by the Group as of July 1, 2003. Accordingly, the Group presents its mandatorily redeemable partnership interest in Carderm in its other long-term liabilities captions.

    •
    FIN 45 "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

    In November 2002, the Financial Accounting Standards Board (FASB), issued FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34".

    This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

    •
    FIN 46 "Consolidation of Variable Interest Entities"

    On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under (a) the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements", or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The initial application of FIN 46 depends on the date that the VIE was created: it is effective immediately for VIEs created after January 31, 2003 and effective no later than January 1, 2004, for VIEs created before February 1, 2003.

    This implementation did not and is not expected to have a material impact on the Group's financial statements.

REPORT OF INDEPENDENT AUDITORS

        Our report dated March 5, 2004 on the consolidated financial statements of Aventis is included on page F-3 of this Form 20-F. In connection with our audits of such consolidated financial statements, we have also audited the related 2001, 2002 and 2003 financial statements schedules listed on page F-1 of this Form 20-F.

        In our opinion, the financial statements schedules referred to above presents fairly, in all material respects, the information set forth therein, when read in conjunction with the related consolidated financial statements taken as a whole.

Paris, March 5, 2004

        PricewaterhouseCoopers
Independent Auditors

AVENTIS GROUP

SCHEDULE II

        Aventis Group Valuation and Qualifying Accounts

	December 31, 2002	Charged to cost and expense	Other movements*	Deductions*	December 31, 2003
	(all figures in € million)
Valuation allowances on long-term assets
I – Deposits and long-term receivables	(75)	(6)	7	–	(74)
II – Deferred charges and other assets	(385)	(36)	90	2	(329)
III – Deferred tax assets	(116)	47	(171)	–	(240)
	December 31, 2002	Income statement (charge)/income	Other movements*	December 31, 2003
Valuation allowances on short-term assets
I – Inventories	(173)	(9)	27	(155)
II – Net trade account and receivables	(136)	12	16	(108)
III – Other provisions	(58)	11	27	(20)
IV – Deferred tax assets	(18)	(76)	–	(94)
	December 31, 2001	Charged to cost and expense	Other movements*	Deductions*	December 31, 2002
	(all figures in € million)
Valuation allowances on long-term assets
I – Deposits and long-term receivables	(29)	(6)	(45)	5	(75)
II – Deferred charges and other assets	(279)	(48)	(61)	3	(385)
III – Deferred tax assets	(429)	–	241	72	(116)
	December 31, 2001	Income statement (charge)/income	Other movements*	December 31, 2002
Valuation allowances on short-term assets
I – Inventories	(296)	30	93	(173)
II – Net trade account and receivables	(338)	(29)	231	(136)
III – Other provisions	(72)	12	2	(58)
IV – Deferred tax assets	(77)	–	59	(18)

	December 31, 2000	Charged to cost and expense	Other movements*	Deductions*	December 31, 2001
	(all figures in € million)
Valuation allowances on long-term assets
I – Deposits and long-term receivables	(35)	1	5	–	(29)
II – Deferred charges and other assets	(240)	(67)	28	–	(279)
III – Deferred tax assets	(393)	(53)	17	–	(429)
	December 31, 2000	Income statement (charge)/income	Other movements*	December 31, 2001
Valuation allowances on short-term assets
I – Inventories	(311)	6	9	(296)
II – Net trade account and receivables	(375)	15	22	(338)
III – Other provisions	(60)	(12)	–	(72)
IV – Deferred tax assets	(29)	–	(48)	(77)

        * "Other movements" and "Deductions" relate principally to the following elements:

    •
    Change of structure (difference in the companies consolidated, due mainly to acquisitions and dispositions);

    •
    Currency translation effect.

Item 19.    Exhibits

1	By-Laws of Aventis (as amended on January 7, 2004)
2.1	Instrument defining rights of holders of American Depositary Shares each representing one Ordinary Share
(Incorporated by reference to Exhibits 4.1 and 4.2 of the Registration Statement on Form F-3 (Registration No. 33-7730) dated October 20, 1997)
2.2	Instrument defining rights of holders of American Depositary Shares each representing one quarter of a Participating Share Series A
(Incorporated by reference to Item. 3 Exhibit (a) of the Registration Statement on Form F-6 (Registration No. 33-31904) dated November 21, 1989)
8	List of Significant Subsidiaries of Aventis
11	Code of Ethics applicable to the Chief Executive Officer and Senior Financial Officers
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
23.1	Consent of Independent Auditors
99.1	Aventis Sustainability Report for 2003
99.2	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

        Aventis agrees to furnish to the Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of Aventis that are not filed as exhibits to this Annual Report.

E-1

E-2

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aventis (Registrant)
by:	/s/ IGOR LANDAU (Signature) Igor Landau Chairman of the Management Board

Date: March 8, 2004